Filed Pursuant to Rule 424(b)(4)
Registration No. 333-240381

PROSPECTUS

33,500,000 Shares

Class A Common Stock

Broadstone Net Lease, Inc.

Broadstone Net Lease, Inc., a Maryland corporation, is an internally-managed real estate investment trust (“REIT”) that acquires, owns, and manages primarily single-tenant, commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants.

We are offering 33,500,000 shares of our Class A Common Stock, $0.00025 par value per share (the “Class A Common Stock”). All of the shares of Class A Common Stock offered by this prospectus are being sold by us. This is our initial public offering, and no public market currently exists for our Class A Common Stock. The initial public offering price of our Class A Common Stock is $17.00 per share.

Our Class A Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange under the symbol “BNL.”

We elected to qualify to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with our taxable year ended December 31, 2008, and we believe we have been organized and operated in a manner that allowed us to qualify to be taxed as a REIT commencing with such year. We intend to continue to operate as a REIT in the future. Shares of our capital stock (including our Class A Common Stock) are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Subject to certain exceptions, our Charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding Common Stock (including our Class A Common Stock). See “Description of Stock—Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to our Common Stock (including our Class A Common Stock).

We are an “emerging growth company” under the U.S. federal securities laws and, as such, have elected to comply with certain reduced disclosure requirements in this prospectus and in future filings that we make with the Securities and Exchange Commission (the “SEC”). See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 33 for factors you should consider before investing in our Class A Common Stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$17.00	$569,500,000
Underwriting discounts (1)	$1.02	$34,170,000
Proceeds, before expenses, to us	$15.98	$535,330,000

(1)	We refer you to “Underwriting” beginning on page 241 of this prospectus for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 33,500,000 shares of our Class A Common Stock, the underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 5,025,000 shares from us at the initial public offering price less the underwriting discounts and commissions. The underwriters expect to deliver the shares of Class A Common Stock to purchasers on or about September 21, 2020.

Joint Book-Running Managers

J.P. Morgan	Goldman Sachs & Co. LLC	BMO Capital Markets	Morgan Stanley
Capital One Securities		Truist Securities

Co-Managers

Regions Securities LLC	BTIG	KeyBanc Capital Markets	Ramirez & Co., Inc.

Prospectus dated September 16, 2020.

BROADSTONE
NET LEASE, INC.

$288mm
Annualized Base Rent

44% Industrial | 20% Healthcare
15% Restaurants | 10% Office
9% Retail | 2% Other

99.6% Leased[1]

34.4% Master Leases

verizon

11.0 Years WALT

2.1% Annual Escalation

93.9%
Rent Collections in Q2

95.0%
Financial Reporting[2]

SPORTECH

633 Properties

41 States
1 Canadian Province

Wegmans

>$600M
Annual Acquisitions
2017 - 2019

182 / 54 / 168
Tenants / Industries / Brands

2.5% Top Tenant

18.8% Top Ten Tenants

$900mm
Revolver[3]

Baa3
Moody's Rating

$288mm Annualized Base Rent 44% Industrial 15% Restaurants 9% Retail 20% Healthcare 10% Office 2% Other 99.6% Leased1 34.4% Master Leases 11.0 Years WALT 2.1% Annual Escalation 93.9% Rent Collections in Q2 95.0% Financial Reporting2 633 Properties 41 States 1 Canadian Province >$600M Annual Acquisitions 2017 - 2019 182 / 168 / 54 Tenants / Brands / Industries 2.5% Top Tenant 18.8% Top Ten Tenants $900mm Revolver3 Baa3 Moody's Rating Source: Company filings and management provided info as of 6/30/20 1 Based on square footage 2 Includes 6.6% of tenants who are public filers 3 Pro forma for IPO and pending revolver refinancing

We have not, and the underwriters have not, authorized anyone to provide you with information other than what is contained in this prospectus or in any free writing prospectus prepared by us. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations, and prospects may have changed since those dates.

We use market data and industry forecasts and projections throughout this prospectus and, in particular, in the sections entitled “Prospectus Summary,” “Market Opportunity,” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by Rosen Consulting Group (“RCG”), a nationally recognized real estate consulting firm. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. Any forecasts prepared by RCG are based on data (including third party data), models, and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. See “Experts.” In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that

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the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We have not independently verified this information.

Immediately prior to the closing of this offering, we will effect a recapitalization of our common stock, $0.001 par value per share (“Common Stock”), pursuant to which (i) we will establish a new class of Common Stock as “Class A Common Stock” for sale in this offering and (ii) we will effect a four-for-one stock split of our Common Stock that is outstanding immediately prior to the closing of this offering (the “REIT Recapitalization”); provided, however, that we shall issue no fractional shares of Common Stock as a result of the stock split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the REIT Recapitalization a sum in cash equal to the fair market value of such fractional share as determined in good faith by our Board of Directors. The REIT Recapitalization shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the REIT Recapitalization and held by a single record holder shall be aggregated.

The Class A Common Stock sold in this offering will be listed on the NYSE as of the closing of this offering and will be freely tradeable. Each share of our Class A Common Stock will automatically convert into one share of our Common Stock 180 days after the completion of this offering (the “Class A Conversion”). Immediately following the Class A Conversion, all outstanding shares of our Common Stock, including those shares of Common Stock issued upon conversion of the Class A Common Stock, will be listed on the NYSE and will be freely tradeable. In connection with the REIT Recapitalization, Broadstone Net Lease, LLC, a New York limited liability company and our operating company (the “OP”), will effect a recapitalization of its membership units (“OP Units”), pursuant to which it will effect a four-for-one split of its outstanding OP Units (collectively, with the REIT Recapitalization, the “Recapitalization”). Unless the context requires otherwise, all information set forth herein assumes the completion of the Recapitalization. For further information on the Recapitalization, refer to the section entitled “Recapitalization, Internalization, and Structure of our Company—Recapitalization.”

Unless otherwise indicated, the information contained in this prospectus assumes (1) that the underwriters’ option to purchase additional shares is not exercised and (2) that the Class A Common Stock to be sold in this offering is sold at $17.00 per share.

Certain Terms Used in This Prospectus

Unless the context otherwise requires, the following terms and phrases are used throughout this prospectus as described below:

•	“2020 Equity Incentive Plan” means our 2020 Omnibus Equity and Incentive Plan, which was approved and adopted by our board of directors on August 4, 2020;

•	“2020 Unsecured Term Loan” means our $300 million unsecured term loan by and among the Company, the OP, JPMorgan Chase Bank, N.A., and the other lenders party thereto, dated August 2, 2019;

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“annualized base rent” or “ABR” means the annualized contractual cash rent due for the last month of the reporting period, excluding the impacts of the short-term rent deferrals and abatements agreed to as a result of tenant requests for rent relief related to the global coronavirus (“COVID-19”) pandemic described under “Summary—COVID-19 Pandemic and Rent Collections”) and adjusted to remove rent from properties sold during the month and to include a full month of contractual cash rent for properties acquired during the last month;

•	“BRE” means Broadstone Real Estate, LLC;

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“Cash Cap Rate” represents the estimated first year cash yield to be generated on a real estate investment property, which was estimated at the time of investment based on the contractually specified cash base rent for the first full year after the date of the investment, divided by the purchase price for the property;

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“CPI” means the Consumer Price Index for All Urban Consumers (CPI-U): U.S. City Average, All Items, as published by the U.S. Bureau of Labor Statistics, or other similar index which is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services;

•	“Exchange Act” means the Securities and Exchange Act of 1934, as amended;

•	“Founding Owners” means Amy Tait and certain affiliated members of her family;

•	“GAAP” means accounting principles generally accepted in the United States of America;

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“gross asset value” means the undepreciated book value of an asset, which represents the fair value of the asset as of the date it was acquired, less any subsequent writedowns due to impairment charges;

•	“Industrial Portfolio Acquisition” refers to our acquisition of a portfolio of 23 industrial and office/flex assets on August 29, 2019;

•	“Internalization” means the internalization of the external management team and functions previously performed for the Company by BRE, which closed on February 7, 2020;

•	“JOBS Act” means the Jumpstart Our Business Startups Act;

•	“MGCL” means the Maryland General Corporation Law;

•	“NYSE” means the New York Stock Exchange;

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“occupancy” or a specified percentage of our portfolio that is “occupied” means the quotient of (1) the total square footage of our properties minus the square footage of our properties that are vacant and from which we are not receiving any rental payment, and (2) the total square footage of our properties as of a specified date;

•	“Registration Rights Agreement” means that certain Registration Rights Agreement, dated February 7, 2020, among the Company, the Trident Owners, and the Founding Owners;

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“rent coverage ratio” means the ratio of tenant-reported or, when unavailable, management’s estimate, based on tenant-reported financial information, of annual earnings before interest, taxes, depreciation, amortization, and cash rent attributable to the leased property (or properties, in the case of a master lease) to the annualized base rental obligation as of a specified date;

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“Revolving Credit Facility” means our $600 million unsecured revolving credit facility, dated June 23, 2017, by and among the Company, the OP, Manufacturers and Traders Trust Company, and the other lenders party thereto, as amended from time to time, which, concurrently with the completion of this offering, will be terminated and, thereafter, “Revolving Credit Facility” means the new $900 million unsecured revolving credit facility by and among the Company, the OP, J.P. Morgan Chase Bank, N.A., and the other lenders party thereto that we will enter into concurrently with the completion of this offering;

•	“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002, as amended;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Trident Owners” means Trident BRE LLC and its affiliates, each of which is an affiliate of Stone Point Capital LLC; and

•	“we,” “our,” “us,” “BNL,” and “Company” mean Broadstone Net Lease, Inc., a Maryland corporation, together with its consolidated subsidiaries, including the OP.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Class A Common Stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as the financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are an internally-managed REIT that acquires, owns, and manages primarily single-tenant commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants. We utilize an investment strategy underpinned by strong fundamental credit analysis and prudent real estate underwriting. Since our inception in 2007, we have selectively invested in net leased real estate across the industrial, healthcare, restaurant, office, and retail property types, and as of June 30, 2020, our portfolio has grown to 632 properties in 41 U.S. states and one property in Canada, with an aggregate gross asset value of approximately $4.0 billion.

We focus on investing in real estate that is operated by creditworthy single tenants in industries characterized by positive business drivers and trends, where the properties are an integral part of the tenants’ businesses and there are opportunities to secure long-term net leases. Through long-term net leases, our tenants are able to retain operational control of their strategically important locations, while allocating their debt and equity capital to fund their core business operations rather than real estate ownership.

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Diversified Portfolio. As of June 30, 2020, our portfolio comprised approximately 27.4 million rentable square feet of operational space, and was highly diversified based on property type, geography, tenant, and industry:

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Property Type: We are focused primarily on industrial, healthcare, restaurant, office, and retail property types based on our extensive experience in and conviction around these sectors. Within these sectors, we have meaningful concentrations in manufacturing, distribution and warehouse, clinical, casual dining, quick service restaurant, strategic operations, corporate headquarters, food processing, flex/research and development, and cold storage.

•	Geographic Diversity: Our properties are located in 41 U.S. states and British Columbia, Canada, with no single geographic concentration exceeding 10.4% of our ABR.

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Tenant and Industry Diversity: Our properties are occupied by approximately 182 different commercial tenants who operate 168 different brands that are diversified across 54 differing industries, with no single tenant accounting for more than 2.5% of our ABR.

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Strong In-Place Leases with Significant Remaining Lease Term. As of June 30, 2020, our portfolio was 99.6% leased based on rentable square footage with an ABR weighted average remaining lease term of approximately 11.0 years, excluding renewal options.

•	Standard Contractual Base Rent Escalation. Approximately 98.2% of our leases have contractual rent escalations, with an ABR weighted average minimum increase of 2.1%.

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Extensive Tenant Financial Reporting. Approximately 88.4% of our ABR is received from tenants that are required to provide us with specified financial information on a periodic basis. An additional 6.6% of our ABR is received from tenants that are public companies, which are required to file financial statements with the SEC, although they are not required to provide us with specified financial information under the terms of our lease.

From our inception in 2007 through 2015, our portfolio grew to over 300 properties with a gross asset value of $1.4 billion. Growth further accelerated under the leadership of Christopher J. Czarnecki, our Chief Executive Officer since 2017, who joined us in 2009 and was instrumental in building our senior leadership team, developing our strategy, and increasing our level of acquisition activity. Our team has acquired more than $500 million of net leased real estate each year from 2015 to 2019, including acquisition activity of approximately $1.0 billion during 2019, and has grown our portfolio to 633 properties with a gross asset value of approximately $4.0 billion as of June 30, 2020. In order to benefit from increasing economies of scale as we continue to grow, and as a part of our evolution toward entering the public markets, our board of directors made the decision to internalize the external management team and functions previously performed by BRE and its affiliates through a series of mergers that became effective on February 7, 2020. Upon closing of the Internalization, each member of our senior management team became a full-time employee of BNL.

Our Competitive Strengths

We believe we possess the following competitive strengths that enable us to implement our business and growth strategies and distinguish our Company from other market participants, allowing us to compete effectively in the single-tenant, net lease market:

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Diversified Portfolio of High-Quality Properties that are Key to Tenant Operations. Our portfolio is diversified by property type, geography, tenant, and industry, and is cross-diversified within each (e.g., property-type diversification within a geographic concentration). Our portfolio is primarily focused in industrial, healthcare, restaurant, office, and retail property types, with approximately 182 tenants operating 168 different brands across 54 different industries. Our top ten tenants represented only 18.8% of our portfolio ABR as of June 30, 2020, with no single tenant representing more than 2.5%. We focus on maintaining a diversified portfolio of properties that are strategically located or important to the tenant’s business. We believe that our highly diversified portfolio provides us with acquisition flexibility, positioning us for significant growth, and helps mitigate the risks inherent in a concentration in only one or a few property types, geographies, tenants, or industries, including risks presented by tenant bankruptcies, adverse industry trends, and economic downturns in a particular geographic area and the ongoing COVID-19 pandemic.

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Scalable Net Lease Platform Well Positioned for Significant Growth. With 73 employees who have extensive net lease expertise and significant experience managing our portfolio, our platform is highly scalable. We have developed leading institutional capabilities across origination, transaction negotiation and documentation, underwriting, financing, and property and asset management. In tandem with our highly diversified portfolio, we have structured our acquisition, property management, and credit underwriting personnel in teams of experienced, dedicated industry specialists focused on each of our core property types. Given our team and organizational structure, we expect that as our portfolio grows, we will experience limited increases in general and administrative expenses, as those expenses are expected to grow at a significantly slower rate than the overall portfolio and corresponding lease revenues.

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Meaningful Value Creation and Risk Mitigation through Active Asset Management. Our asset and property management teams focus on creating value post-acquisition through active tenant engagement and risk monitoring and mitigation. As experienced through our requests for rent relief from tenants related to COVID-19, we leveraged our strong tenant relationships to find mutually agreeable terms that seek to protect and in certain circumstances improve our position by negotiating enhanced tenant financial reporting, lease extensions, or the early exercise of tenant renewal options. Approximately 88.4% of our ABR is received from tenants that are required to periodically provide us with certain financial information and an additional 6.6% of our ABR is received from tenants that are public companies, which are required to file financial statements with the SEC. We believe this enhances our ability to actively monitor our investments, negotiate lease renewals, and proactively manage our portfolio to protect stockholder value.

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Strong Balance Sheet with Investment Grade Credit Rating. Upon completion of this offering, we expect to have pro forma total debt outstanding of $1,549.9 million, approximately $900.0 million of borrowing capacity under our Revolving Credit Facility, approximately $54.4 million of cash and cash equivalents, and a pro forma net debt to annualized adjusted EBITDAre ratio of approximately 5.33x. Our disciplined ownership and operation of our business is reflected in our investment grade credit rating from Moody’s Investors Service (“Moody’s”) of Baa3 with a stable outlook. We believe we are well positioned to grow our portfolio successfully while maintaining an attractive leverage profile.

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Experienced and Innovative Senior Leadership Team with Proven Net Lease Track Record. Our senior management team has significant net lease real estate, public company, finance, and capital markets experience. Our Chief Executive Officer, Christopher J. Czarnecki, has over 13 years of experience in the real estate industry and joined us in 2009. Our senior management team also has a strong track record working together and collectively managing our business, operations, and portfolio, having acquired $3.4 billion of net leased real estate from 2015 to 2019. Our senior management team also has an extensive network of relationships in the net lease real estate business, as well as in the investment banking, real estate broker, financial advisory, and lending communities, which will continue to underpin the expansion of our platform. Our Chief Financial Officer, Ryan M. Albano, who joined us in 2013, has extensive experience in finance and real estate and has significantly contributed to our debt capital markets strategy, particularly since becoming our Chief Financial Officer in 2017, having executed more than $2 billion of debt transactions in that time. Our Chief Investment Officer, Sean T. Cutt, who joined us in 2012, has extensive experience in real estate and has led the sourcing, underwriting, and execution of our acquisitions and dispositions strategies since 2016. Our Chief Operating Officer, John D. Moragne, who joined us in 2016, has extensive experience in real estate and corporate operations, and was instrumental in leading our transition to a public reporting company in 2017.

Our Business and Growth Strategies

Our primary business objectives are to maximize cash flows, the value of our portfolio, and total returns to our stockholders through pursuit of the following business and growth strategies:

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Internal Growth through Long-Term Net Leases with Strong Contractual Rent Escalations. We seek to enter into long-term net leases that include strong rent escalations over the lease term. As of June 30, 2020, substantially all of our portfolio (based on ABR) was subject to net leases, our leases had an ABR weighted average remaining lease term of approximately 11.0 years, excluding renewal options, and approximately 98.2% of our leases had contractual rent escalations, with an ABR weighted average minimum increase of 2.1%.

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Disciplined and Targeted Acquisition Growth while Maintaining Our Diversified Portfolio. We plan to continue our disciplined and targeted acquisition strategy to identify properties that are both individually compelling and contribute to our portfolio’s overall diversification based on property type, geography, tenant, and industry. We also are highly focused on growing our business where we can capture the best opportunities across different property types while maintaining the overall diversity of our portfolio. We believe our reputation, in-depth market knowledge, and extensive network of established relationships in the net lease industry will continue to provide us access to potential attractive investment opportunities.

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Selectively Identify Attractive Adjacent Opportunities to Our Core Property Types. We have and will continue to seek attractive adjacent opportunities to our core property types in the net lease space, which have historically provided us the opportunity to earn higher relative returns. For example, in 2015, we began acquiring and structuring long-term net leases for laboratory facilities, veterinary clinics, and cold storage facilities prior to what we believe was the more general market acceptance of these asset types in the healthcare and industrial sectors. We intend to continue opportunistically employing this strategy where we believe we can generate appropriate risk-adjusted returns for our stockholders on a long-term basis.

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Actively Manage Our Balance Sheet to Maximize Capital Efficiency. We seek to maintain a prudent balance between debt and equity financing and to maintain funding sources that lock in long-term investment spreads, limit interest rate sensitivity, and align with our lease terms. As of June 30, 2020, on a pro forma basis, we had $1,549.9 million of total debt outstanding, net debt of $1,494.8 million, a ratio of net debt to annualized adjusted EBITDAre of 5.33x, $900 million of borrowing capacity under our Revolving Credit Facility, and $54.4 million of cash and cash equivalents. In the future, we will seek to maintain on a sustained basis a level of net debt that is generally less than six times our annualized adjusted EBITDAre.

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Proactively Manage Our Portfolio. We believe our proactive approach to asset management and property management helps enhance the performance of our portfolio through risk mitigation strategies and opportunistic sales. We believe that our proactive approach to asset management helps to identify and address issues, such as tenant credit deterioration, changes in real estate fundamentals, general market disruption such as from the COVID-19 pandemic, or otherwise, including determining to sell any of our properties where we believe the risk profile has changed and become misaligned with our then current risk-adjusted return objectives. From 2015 through June 30, 2020, we sold 110 properties for an aggregate sales price of approximately $407.1 million, resulting in a 21.0% gain over book value and a 15.0% gain over original purchase price.

Our Real Estate Investment Portfolio

To achieve an appropriate risk-adjusted return, we intend to maintain a highly diversified portfolio of primarily single-tenant commercial real estate properties spread across multiple property types, geographic locations, tenants, and industries and that have cross-diversification within each. The following discussion summarizes our portfolio diversification by property type, tenant, industry, and geographic location as of June 30, 2020. The percentages below are calculated based on our ABR as of June 30, 2020.

As of June 30, 2020, our top ten tenants (based on ABR) represented only 18.8% of our total ABR and included Red Lobster, Jack’s Family Restaurants, Axcelis, Hensley, Outback Steakhouse, Krispy Kreme, BluePearl, Big Tex Trailer Manufacturing, Siemens, and Nestle. For additional information regarding these tenants, including the number of properties each tenant leases from us, please see “Business and Properties—Our Real Estate Portfolio—Top 20 Tenants.”

Diversification by Property Type. We are focused primarily on industrial, healthcare, restaurant, office, and retail property types based on our extensive experience in and conviction around these sectors. Within these sectors, we have meaningful concentrations in manufacturing, distribution and warehouse, clinical, casual dining, quick service restaurant, strategic operations, corporate headquarters, food processing, flex/research and development, and cold storage.

Diversification by Property Type

(based on ABR)

Property Type	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
Industrial
Manufacturing	56	$40,360	14.0%	7,686	28.0%
Distribution & Warehouse	32	39,589	13.8%	7,013	25.6%
Food Processing	14	18,194	6.3%	2,131	7.8%
Flex and R&D	7	16,432	5.7%	1,457	5.3%
Cold Storage	4	12,258	4.3%	933	3.4%

Industrial Total	113	126,833	44.1%	19,220	70.1%
Healthcare
Clinical	50	25,371	8.8%	1,081	3.9%
Surgical	16	9,690	3.4%	369	1.3%
Animal Health Services	20	8,072	2.8%	314	1.2%
Life Science	9	7,394	2.6%	549	2.0%
Healthcare Services	26	6,761	2.3%	262	1.0%

Healthcare Total	121	57,288	19.9%	2,575	9.4%
Restaurant
Quick Service Restaurants	152	24,845	8.6%	511	1.9%
Casual Dining	91	19,956	6.9%	579	2.1%

Restaurant Total	243	44,801	15.5%	1,090	4.0%
Office
Strategic Operations	7	13,554	4.7%	1,021	3.7%
Corporate Headquarters	6	9,583	3.3%	671	2.5%
Call Center	4	5,564	2.0%	392	1.4%

Office Total	17	28,701	10.0%	2,084	7.6%
Retail
Automotive	56	9,697	3.4%	784	2.9%
General Merchandise	57	8,425	2.9%	677	2.5%
Home Furnishings	15	7,175	2.5%	860	3.1%

Retail Total	128	25,297	8.8%	2,321	8.5%
Other	11	4,963	1.7%	117	0.4%

Total	633	$287,883	100.0%	27,407	100.0%

Diversification by Tenant. Our properties are occupied by approximately 182 different commercial tenants, with no single tenant accounting for more than 2.5% of our ABR.

Diversification by Industry and Brand. Our properties were occupied by commercial tenants who operate 168 different brands that are diversified across 54 differing industries. Tenants operating in the industrial, healthcare, and restaurant industries provided 44.1%, 19.9%, and 15.5%, respectively, of our ABR.

Diversification by Geography. We have a diversified portfolio of 632 properties located in 41 states, including Texas, which represented 10.4% of our ABR, and one property located in British Columbia, Canada.

Lease Maturity. As of June 30, 2020, approximately 99.6% of our portfolio’s rentable square footage, representing all but seven of our properties, was subject to a lease. As of June 30, 2020, the ABR weighted average remaining term of our leases was approximately 11.0 years, excluding renewal options. Approximately 58.8% of our rental revenue was derived from leases that expire during 2030 and thereafter, and no more than

9.1% of our rental revenue was derived from leases that expire in any single year prior to 2030. The following chart sets forth our lease expirations based upon the terms of our leases in place as of June 30, 2020.

Expiration Year	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040+
Number of properties	1	9	4	8	11	19	34	30	33	60	88	16	36	37	30	49	28	27	32	12	62
Number of leases	2	9	5	9	11	21	26	24	27	28	41	11	17	11	15	10	6	10	28	7	11

Substantially all of our leases provide for periodic contractual rent escalations. As of June 30, 2020, leases contributing 98.2% of our ABR provided for increases in future annual base rent, generally ranging from 1.5% to 2.5% annually, with an ABR weighted average annual minimum increase equal to 2.1% of base rent. Generally, our rent escalators increase rent on specified dates by a fixed percentage. Our escalations provide us with a source of organic growth and a measure of inflation protection. Additional information on lease escalation frequency and weighted average annual escalation rates as of June 30, 2020 is displayed below.

Lease Escalation Frequency	% of ABR	Weighted Average Annual Minimum Increase (1)
Annually	80.5%	1.9%
Every 2 years	0.1%	1.8%
Every 3 years	3.1%	2.2%
Every 4 years	1.3%	2.4%
Every 5 years	7.9%	2.0%
Other escalation frequencies	5.3%	1.7%
Flat	1.8%	N/A

Total/Weighted Average (2)	100.0%	2.1%

(1)

Represents the ABR weighted average annual minimum increase of the entire portfolio as if all escalations occurred annually. For leases where rent escalates by the greater of a stated fixed percentage or the change in CPI, we have assumed an escalation equal to the stated fixed percentage in the lease. As of June 30, 2020, leases contributing 10.5% of our ABR provide for rent increases equal to the lesser of a stated fixed percentage or the change in CPI. As any future increase in CPI is unknowable at this time, we have not included an increase in the rent pursuant to these leases in the weighted average annual minimum increase presented.

(2)	Weighted by ABR.

COVID-19 Pandemic and Rent Collections

As of the date of this prospectus, we have successfully resolved all active tenant requests for rent relief and our cash collections totaled approximately 93.9%, 96.5%, and 98.2% of second quarter, July, and August base rents due, respectively. If we collect the remaining amount owed to us pursuant to the terms of a court approved settlement with the Art Van bankruptcy estate (please see below for additional information), we will have collected approximately 95.5% of base rents due for the second quarter of 2020. The following chart summarizes our second quarter 2020 rent collections to date:

[1]	Relates to post-petition rents due from one tenant who had filed for bankruptcy.

For the second quarter of 2020:

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Other than one tenant that filed for bankruptcy, all but one tenant paid their rent due for the second quarter, either in full or in accordance with the terms of the agreed-upon rent relief agreements. Uncollected base rent not subject to deferment, abatement, or bankruptcy, represents less than 0.02% of base rents due.

•

We granted partial rent relief requests to 15 tenants related to 93 properties whose total base contractual rents represent 9.7% of our ABR as of June 30, 2020, compared with total requests received from 59 tenants related to 295 properties whose total base contractual rents represented 33.7% of our ABR as of June 30, 2020. Of the 33.7% of our ABR that was the subject of a rent relief request, we declined 15.3%, granted 9.7%, and 8.7% was either rescinded or the tenant ceased pursuing the request.

•

We collected 100% of rents due from tenants to whom we declined to provide relief or who withdrew or ceased pursuit of their deferral requests and 100% of base rents due under the terms of partial deferral and abatement agreements.

•

We agreed to partial rent deferrals with 14 tenants ranging in length between two and six months, with a weighted average deferral of 3.4 months and repayment periods ranging from three months to one year, with a weighted average repayment period of 5.6 months beginning in July 2020. We have received 100% of deferred rent that was required to be repaid in July and August 2020.

•

We agreed to a partial abatement of rent with one tenant for rents over a nine-month period with the minimum required rent payable increasing during the period. In exchange, we negotiated a three-year lease term extension and an upside percentage rent clause during the abatement period, which we expect to provide us with long-term value accretion. Additionally, as of June 30, 2020, we had received payment of the base amounts due for the second and third quarters of 2020 under the agreement.

•

Approximately 2.0% of our base rent outstanding for the second quarter relates to Art Van Furniture, LLC (“Art Van”), which is currently subject to Chapter 7 bankruptcy proceedings. Pursuant to the terms of a court approved settlement with the Art Van bankruptcy estate, we collected $1.175 million of the base rent outstanding from Art Van in August 2020 and have a right to collect an additional $1.175 million in September 2020. If the September payment is collected, we will have received approximately 95.5% of base rents due for the second quarter of 2020. We successfully re-tenanted six of 10 properties previously leased to Art Van under new long-term leases as of June 30, 2020 with base rents equivalent to approximately 71.5% of the base rent previously received from Art Van for those six properties.

The following tables present information concerning our collections for rent due in the second quarter by tenant industry and property type:

		% Base Rent Collected				% Q2 Base Rent Not Collected
Tenant Industry	% of June ABR	April	May	June	Q2	Deferred	Abated	Bankruptcy
Restaurants	15.8%	97.0%	84.0%	83.9%	88.7%	4.4%	6.9%	0.0%
Home Furnishing Retail	3.3%	91.2%	26.9%	26.9%	48.3%	4.8%	0.0%	46.9%
Specialty Stores	2.2%	68.3%	68.3%	68.3%	68.3%	31.7%	0.0%	0.0%
Industrial Machinery	1.9%	84.6%	84.6%	84.6%	84.6%	15.4%	0.0%	0.0%
Home Furnishings	1.8%	72.9%	72.9%	72.9%	72.9%	27.1%	0.0%	0.0%
Life Sciences Tools & Services	1.4%	81.8%	81.8%	81.8%	81.8%	18.2%	0.0%	0.0%
Movies & Entertainment(1)	1.1%	100.0%	50.0%	50.0%	66.7%	33.3%	0.0%	0.0%
All Other	72.5%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%

Grand Total	100.0%	97.4%	92.1%	92.1%	93.9%	3.0%	1.1%	2.0%

(1)	Industrial tenant.

		% Base Rent Collected				% Q2 Base Rent Not Collected
Property Type	% of June ABR	April	May	June	Q2	Deferred	Abated	Bankruptcy
Industrial	44.1%	96.2%	95.0%	95.0%	95.4%	4.6%	0.0%	0.0%
Healthcare	19.9%	98.6%	98.6%	98.6%	98.6%	1.4%	0.0%	0.0%
Restaurant	15.5%	97.0%	83.8%	83.7%	88.4%	4.5%	7.1%	0.0%
Office	10.0%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%
Retail	8.8%	98.2%	69.9%	69.9%	79.3%	0.0%	0.0%	20.7%
Other	1.7%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%

Grand Total	100.0%	97.4%	92.1%	92.1%	93.9%	3.0%	1.1%	2.0%

The following tables present information concerning the rent relief requests we have received as of the date of this prospectus by tenant industry and property type:

	COVID-19 Rent Relief Requests				Portfolio Diversification
Tenant Industry	# Properties	ABR ($000s)	% of Portfolio ABR	% of Tenant Industry ABR	# Properties	ABR ($000s)	% of Portfolio ABR
Restaurants	176	$31,693	11.0%	69.7%	242	$45,465	15.8%
Health Care Facilities	26	7,732	2.7%	17.1%	95	45,320	15.7%
Food Distributors	1	1,031	0.4%	8.1%	7	12,755	4.4%
Auto Parts & Equipment	20	7,495	2.6%	74.0%	31	10,130	3.5%
Home Furnishing Retail	2	1,318	0.5%	13.9%	19	9,453	3.3%
Specialized Consumer Services	36	9,138	3.2%	97.4%	37	9,380	3.3%
Health Care Services	1	1,082	0.4%	13.2%	16	8,177	2.8%
Air Freight & Logistics	1	2,767	1.0%	43.1%	3	6,422	2.2%
Specialty Stores	1	2,615	0.9%	42.2%	15	6,192	2.2%
Industrial Machinery	6	2,695	0.9%	49.2%	15	5,474	1.9%
Home Furnishings	2	5,185	1.8%	100.0%	2	5,185	1.8%
Life Sciences Tools & Services	3	1,449	0.5%	36.5%	5	3,973	1.4%
Paper Packaging	1	793	0.3%	20.1%	3	3,948	1.4%
Movies & Entertainment (1)	1	3,124	1.1%	100.0%	1	3,125	1.1%
Personal Products	1	1,311	0.4%	45.2%	2	2,899	1.0%
Distillers & Vintners	1	2,344	0.8%	100.0%	1	2,344	0.8%
Electronic Manufacturing Services	1	2,062	0.7%	100.0%	1	2,062	0.7%
Construction Machinery & Heavy Trucks	1	1,972	0.7%	100.0%	1	1,972	0.7%
Automotive Retail	3	742	0.3%	37.8%	8	1,964	0.7%
Food Retail	1	1,860	0.6%	100.0%	1	1,860	0.6%
Footwear	1	1,761	0.6%	100.0%	1	1,761	0.6%
Publishing	3	1,759	0.6%	100.0%	3	1,759	0.6%
Data Processing & Outsourced Services	1	1,580	0.5%	100.0%	1	1,580	0.5%
Marine	1	1,571	0.5%	100.0%	1	1,571	0.5%
Commodity Chemicals	3	783	0.3%	56.3%	4	1,392	0.5%
Automobile Manufacturers	1	1,126	0.4%	100.0%	1	1,126	0.4%
Miscellaneous	—	—	—	—	117	90,594	31.6%

Total	295	$96,988	33.7%	N/A	633	$287,883	100.0%

(1)	Industrial tenant

	Portfolio Diversification			COVID-19 Related Requests
Property Type	# Properties	ABR ($000s)	% of Portfolio ABR	# Properties	ABR ($000s)[3]	% of Portfolio ABR	% of Prop Type ABR
Industrial
Manufacturing	56	$40,360	14.0%	24	$14,728	5.1%	11.6%
Distribution & Warehouse	32	39,589	13.8%	11	16,000	5.5%	12.6%
Food Processing	14	18,194	6.3%	2	3,375	1.2%	2.6%
Flex and R&D	7	16,432	5.7%	1	3,124	1.1%	2.5%
Cold Storage	4	12,258	4.3%	1	2,767	1.0%	2.2%

Industrial Total	113	126,833	44.1%	39	39,994	13.9%	31.5%
Healthcare
Clinical	50	25,371	8.8%	16	5,705	2.0%	9.9%
Surgical	16	9,690	3.4%	1	268	0.1%	0.5%
Animal Health Services	20	8,072	2.8%	—	—	0.0%	0.0%
Life Science	9	7,394	2.6%	4	2,531	0.9%	4.4%
Healthcare Services	26	6,761	2.3%	9	1,758	0.6%	3.1%

Healthcare Total	121	57,288	19.9%	30	10,262	3.6%	17.9%
Restaurant
Quick Service	152	24,845	8.6%	91	13,104	4.5%	29.2%
Casual Dining	91	19,956	6.9%	85	18,589	6.5%	41.5%

Restaurant Total	243	44,801	15.5%	176	31,693	11.0%	70.7%
Office
Strategic Operations	7	13,554	4.7%	1	1,571	0.5%	5.5%
Corporate Headquarters	6	9,583	3.3%	3	3,679	1.3%	12.8%
Call Center	4	5,564	2.0%	—	—	0.0%	0.0%

Office Total	17	28,701	10.0%	4	5,250	1.8%	18.3%
Retail
Automotive	56	9,697	3.4%	45	7,929	2.8%	31.3%
General Merchandise	57	8,425	2.9%	—	—	0.0%	0.0%
Home Furnishings	15	7,175	2.5%	—	—	0.0%	0.0%

Retail Total	128	25,297	8.8%	45	7,929	2.8%	31.3%
Other	11	4,963	1.7%	1	1,860	0.6%	37.5%

Total	633	287,883	100.0%	295	96,988	33.7%	N/A

Historical Acquisitions and Dispositions

The following charts illustrate our annual acquisition and disposition activity from 2015 through June 30, 2020. The acquisition dollar amounts are based on investment cost and the disposition dollar amounts reflect the sale prices of the properties sold:

Historical Acquisitions ($ in thousands)

We did not acquire any new properties during the six months ended June 30, 2020.

Historical Dispositions ($ in thousands)

Market Opportunity

Outlook

Rosen Consulting Group (“RCG)” has a long-term positive outlook on the net lease real estate market generally and on certain segments of property types for the following reasons:

•

Net leases offer multiple benefits for property owners and tenants, including, for property owners, rental income stability, inflation mitigation and potential residual property value appreciation, and for tenants, the opportunity to monetize real properties and allocate capital more efficiently.

•

RCG estimates the total value of owner-occupied commercial real estate in the U.S. is in the $1.5 to $2.0 trillion range as of 2019. RCG believes that many of these owner-occupied properties could become net leased assets, increasing the size of the net lease market through sale-leaseback transactions.

•	RCG believes that the net lease market generally can increase in size and will accommodate a substantial increase in investment activity.

•

Economic uncertainty from COVID-19 pandemic-related economic shutdowns may lead to net lease acquisition opportunities from smaller investors and corporate owner-users seeking liquidity via monetization of real property assets.

Net Lease Real Estate Overview

The net lease market is characterized primarily by single-tenant properties occupied by tenants across a range of industries, including corporate headquarters, manufacturing and distribution facilities, quick service restaurants and healthcare. The structure of a net lease can result in passive and stable cash flows for the owner with the benefit of potential property value appreciation. Net leases are often executed for seven to 15 years or more. Lease agreements typically include tenant options to renew, further extending the life of a net lease beyond the initial term. Comparatively, multitenant real estate properties with gross leases typically have average lease terms between five and ten years with fewer options to extend. Within the lease term, net leases may feature rent escalations of a fixed percentage or in relation to an inflation measure such as the CPI. This allows a net lease investment to provide some mitigation against inflation pressures or economic downturns. As a result, net leases can offer stable, predictable and passive cash flows over time, similar to interest-bearing corporate bonds but with potential upside for appreciation in property values and inflation mitigation.

The structure of a net lease can be beneficial in several ways to lessees:

•	Tenants are able to occupy and control locations for longer periods than a standard lease while preserving needed capital for core business operations.

•	Assists corporate tenants with expansion opportunities by foregoing capital-intensive ownership and property development alternatives.

•	Allows an owner-occupier to monetize real estate through a sale-leaseback transaction, which can provide capital for expansion opportunities, to retire debt or reinvest in the business platform.

For property owners, there are multiple benefits of a net lease structure:

•

A net lease offers greater rental income stability and predictability than traditional leases. The longer term and agreed upon rent escalations can create stable cash flows over an extended period of time, potentially outlasting economic downturns.

•

The contractual rent increases, often at an annual frequency, can serve to hedge against rising inflation. With the tenant financially responsible for most expenses, the landlord is further insulated against potential surges in inflation. Furthermore, minimal operating expenses borne by the lessor combined with the net lease structure can translate to a more consistent and predictable rental income stream.

•

Tenants with strong corporate financial metrics can minimize the vacancy risk to property owners of real estate assets. As net-leased locations are often critical to core businesses, tenants that occupy these mission-critical net-leased properties are likely to maintain lease payments even in the case of corporate reorganizations, bankruptcy filings or mergers. Should a net lease tenant relocate or go out of business, the real estate asset often holds residual value, which may be substantial, depending upon the characteristics and location of the property.

•

Even without a tenant and the recurring cash flow, the building may be repositioned to a single tenant or multitenant facility with the potential to secure a new cash flow stream. The underlying land also holds value regardless of the existing structure, particularly well-located sites in urban areas or within proximity to transportation infrastructure, business customers or consumers.

•

Finally, the long-term nature of the lease may offer some protection for property owners against economic volatility because short-term fluctuations in market-rate rents should not materially impact the in-place rental income from a net lease property. In both economic expansions and downturns, net lease rent growth exhibits less volatility than most other commercial real estate categories. During 2008 and 2009, one of the most severe economic downturns in modern times, rent growth for net-leased properties remained positive while average rent growth declined among other commercial property types. As the current economic downturn caused by the outbreak of COVID-19 progresses, a similar trend may occur as market-rate rents decline while in-place net lease rents remain stable or increase due to contractual rent increases. Economic cycles can often cause shifts in real estate occupancy and rental income, but the long-term lease structure of net lease real estate can often be more resistant to market downturns and volatile periods.

The fragmented and evolving nature of ownership in the net lease market make it difficult to quantify the overall market size. Net lease tenants constantly expand into new locations and owner-occupiers engage in sale-leaseback and other net lease transactions, adding to and removing properties from the universe of investable net lease real estate properties. RCG estimates the total value of owner-occupied real estate in the U.S. is in the $1.5 to $2.0 trillion range as of 2019. Many of these owner-occupied properties could become net leased assets, increasing the size of the net lease market through sale-leaseback transactions. This estimate is a modest portion of the nearly 71 billion square feet of commercial real estate located in the 200 largest markets in the U.S. in 2018, according to an estimate by the National Association of Real Estate Investment Trusts. With this magnitude, there is considerable potential for the net lease market to expand as owner-occupiers sell properties to raise capital and corporations expand operations.

Net Lease Real Estate Investment Trends

In line with the challenge of measuring the size of the net lease market, assessing the volume of transactions in net lease real estate is similarly challenging. However, sales volume of single tenant properties can be a helpful proxy for net lease transactions as a large share of single tenant properties are net leased. Through the second quarter of 2020 as the economic impacts of the COVID-19 pandemic began to impact real estate transactions, single tenant investment sales activity reached an annualized figure of $40.8 billion, significantly lower than 2018 and 2019, according to Real Capital Analytics. During the five-year period from 2015 through 2019, single tenant investment sales reached $262.9 billion, or $52.6 billion on average each year.

The high level of interest from investors has continued to place pressure on cap rates for single tenant real estate assets, even as transaction volume slowed in 2020. The average single tenant transactional cap rate remained near historical lows at 6.3% through the second quarter of 2020, according to Real Capital Analytics. The average cap rates are based on properties throughout the country and contain tenants of varying credit ratings and, as such, there is a range of cap rates. Generally, cap rates may be lower than the average for high-quality properties and properties with investment-grade tenants.

Even as single tenant cap rates remained near historical lows, the spread to corporate and sovereign bonds widened as 10-year Treasury yields declined. Through the second quarter of 2020, the single tenant cap rate spread to 10-year Treasury bond yields was 557 basis points, compared with the average spread of 463 basis points since 2010. Even as bond yields moved lower, the average cap rate was stable, leading to widened spreads and potential opportunities for greater investment returns relative to a comparable investment class.

Economic Overview of Selected Markets

Industrial. The movement of materials and goods between producers, wholesalers, retailers, businesses and consumers is an essential part of the economy. In recent years, growth in online sales activities continued to drive an increase in freight traffic as businesses and consumers increased consumption. During the economic shutdowns, the need for continued distribution to stores and distribution centers for online purchases underscored the essential nature of industrial businesses and underlying real estate. As consumers transition to a new normal as economies reopen, many purchases will remain online. Online, or e-commerce, sales increased to $160.3 billion in the first quarter of 2020, up from $39.3 billion in the first quarter of 2010, according to the Census Bureau, and may increase further despite the pandemic-induced recession as consumers leverage the convenience and contact-free nature of online shopping. The Transportation Services Index for freight remained stable for much of 2019, and decreased only slightly from the peak in 2019 in early 2020 to 135.5, according to the Bureau of Transportation Services.

In order to transport goods to stores, provide food to restaurants and take-out services, and ship items to consumers, retailers typically employ distribution activities from warehouse facilities located across the country.

In particular, last mile delivery locations to consumers and businesses can be mission-critical for distribution and logistics services. The essential nature of delivery services was highlighted as local economies shutdown due to the COVID-19 pandemic and consumers increased the volume of deliveries to their homes. With more households eating meals at home, consumer demand for perishable food items such as produce, meat and frozen food rose during the economic shutdowns, offsetting some of the decline in activity by wholesale deliveries to dine-in restaurants and bars. As businesses reopen, demand for food items should be additive, driving a recovery in demand for cold storage warehouse and distribution space close to farms and producers as well as in proximity to retailers, restaurants and consumers. The increase in consumer demand for organic food products of the last few years should continue and, in conjunction with the growing online grocery sector, will increase demand for specialized storage and distribution facilities. Warehouses and distribution facilities particularly those serving essential businesses, with proximity to consumers or storefronts and prime transportation infrastructure access will remain highly sought after by retailers and wholesalers.

Healthcare. Access to high quality healthcare has never been more important than as during the COVID-19 pandemic. Prior to the pandemic, healthcare spending increased annually, driven not only by increasing costs but also a growing population and increased access to healthcare through insurance. The expansion of public health insurance programs combined with a large share of the population employed resulted in approximately 91.5% of the U.S. population in 2018 under health insurance at some point during the year, according to the Census Bureau. National healthcare spending increased to $3.6 trillion in 2018, the latest data available, an increase of 4.6% from the previous year, according to the U.S. Centers for Medicare & Medicaid Services. While healthcare providers will be strained by the delivery of services during the COVID-19 pandemic as well as enhancing safety protocols throughout medical and dental offices, the continued support of the federal government through aid packages will help offset some of the increased costs. As the delivery of healthcare normalizes, a return to longer term trends should take hold with healthcare demand driven by demographic trends, including an aging population, extended life expectancy and large portions of the population transitioning into life stages that typically indicate an increase in healthcare utilization. While many healthcare providers and systems are under increasing pressure from the ongoing pandemic in the near term, longer term trends such as increased patient referrals to outpatient facilities for procedures and increased usage of preventative and alternative healthcare should drive continued increase in demand for healthcare services outside of hospital system campuses. The essential nature of medical services combined with locations accessible by patients and providers or with proximity to hospital systems should culminate in heightened long-term demand for select net leased real estate.

Restaurants. During the COVID-19 pandemic, food service establishments with takeout, delivery or drive-through meals underscored the critical mission of providing prepared food to individuals and families. While legal restrictions adopted by many U.S. states temporarily prohibited indoor dining and more households turned to grocery stores for food to cook at home, many restaurants were able to remain open in order to provide food throughout the crisis through takeout and drive-through options. While some food service establishments increased sales during the economic shutdowns, the loss of dine-in options hurt most restaurants. Spending in restaurants and bars declined in the first quarter of 2020, according to the Census Bureau, as many consumers cooked at home instead of dining out. The reduction in sales due to the prohibition of indoor dining and “shelter in place” orders underscored the importance of well-capitalized tenants that may be better able to adjust to evolving market conditions. Many of these casual dining restaurants and fast food outlets were able to serve customers via curbside pickup and drive-throughs.

As local economies have reopened and more forms of dining have been permitted in some regions, many diners returned to restaurants, highlighting the potential for in-person dining to recover once the pandemic is over. Restaurant concepts with financial strength and flexibility may be able better positioned to respond to evolving consumer preferences, including online menus, virtual ordering and contactless payment systems. These more resilient food service establishments should recover from the economic shutdowns and support additional opportunities for net lease real estate investments.

Office. While the COVID-19 pandemic will drive shifts in tenant location preferences and utilization of space, the extent of the shift is unclear as many office workforces have yet to return to the workplace. Office-using employment is a key indicator of the demand for office space. In recent years, hiring accelerated and there were nearly 32.1 million office-using employees in 2019. With the onset of the COVID-19 economic shutdowns, many office-using employees were able to transition to work-from-home environments, preventing a further decline in employment levels. Through the first quarter of 2020, office-using employment was stable even as job losses began in the service industries.

In the near term, as companies return to leased office space, employees are likely to be spaced farther apart, allowing more physical distance between workers. This reversal of the densification trend of the past several years may lead some tenants to require larger office footprints to house employees. Conversely, some tenants may allow employees to work remotely, leading to a decreased need for office space. While the exact balance of tenant demand is unknown, the mission-critical nature of headquarters and other key office sites is likely to increase in importance for business continuity plans. For some tenants, shifting part of the mission-critical workforce from a downtown area to a suburban location may mean that there are now multiple key sites, leading to additional opportunities for net lease investors.

Retail. The effects of the COVID-19 pandemic are likely to accelerate many of the recent shifts in the retail industry with more purchase activity moving online. Innovative retailers with stronger balance sheets may be able to respond to shifting consumer shopping behavior more quickly, allowing these retailers to increase market share. The ability to purchase online and pick up items curbside, for example, may remain popular with consumers long after the pandemic is over. Larger retailers with omnichannel sales strategies likely weathered the economic shutdowns better than those that relied solely on physical storefronts for sales revenue. Essential retail, such as grocery stores, pharmacies, automotive parts and supplies, home improvement, gas stations, and pet stores, among others, are a large and vital segment of the retail industry and occupy a large share of retail real estate. During the pandemic, relatively strong consumer activity underscored the resiliency of essential retailers and highlighted the attractiveness to consumers of storefronts that offered curbside pickup, drive-throughs and delivery services.

Consumer spending, as measured by seasonally adjusted retail and food services sales, had increased since 2009 prior to the economic shutdowns resulting from the COVID-19 pandemic. In 2019, retail sales increased to more than $6.2 trillion, an average of $518 billion per month and an increase of 3.6% from 2018. By the end of the first quarter of 2020, as initial economic shutdowns hit several major metropolitan areas, monthly retail sales decreased to $483.9 billion. As economies reopen and more stores are allowed to welcome customers, retail sales may recover. In recent years, online sales growth accelerated faster than overall retail sales, and the pandemic may shift additional sales activity. With approximately 11.8% of retail sales conducted online in the first quarter of 2020, according to the Census Bureau, there is ample room for additional purchasing activity, and innovative and well-capitalized retailers may be poised to expand market share and provide additional tenant opportunities for net lease real estate.

Corporate Responsibility—Environmental, Social, and Governance (ESG)

Corporate responsibility, including environmental, social, and governance (ESG) efforts, has been one of our cornerstones since our inception. We believe that our corporate responsibility and ESG initiatives are key to our performance and we are focused on efforts and changes designed to have long-term, positive impacts for our stockholders, employees, tenants, other stakeholders, and the communities where we live, work, and own our properties. We are committed to our ESG efforts not just because we believe it is the right thing to do but also because it is good for our business. Our mission is to operate our business in a way that honors and advances our guiding values: performance excellence, integrity, respect, leadership, humility, partnership, and transparency.

Environmental—As a real estate owner, we are aware of the need to develop and implement environmentally sustainable practices within our business and are committed to doing so. Our efforts in this area are primarily undertaken in partnership with our tenants due to the nature of our business model. In addition, we have established our “Go Green” Committee, which promotes environmental mindfulness and spearheads our internal initiatives to encourage sustainability at our corporate offices.

Social—Our commitment to our employees is central to our ability to continue to deliver strong performance and financial results for our stockholders and other stakeholders. We are as passionate about our people as we are about real estate. We seek to create and cultivate an engaging work environment for our employees which allows us to attract, retain, and develop top talent to manage our business. We are committed to providing our employees with an environment that is free from discrimination and harassment, that respects and honors their differences and unique life experiences, and that enables every employee the opportunity to develop and excel in their role and reach their full potential.

Governance—We are committed to conducting our business in accordance with corporate governance best practices. Our reputation is one of our most important assets and each director, officer, and employee must contribute to the care and preservation of that asset. We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders.

Notable features of our corporate governance structure include the following:

•

our board of directors is not classified, with each of our directors subject to election annually, and we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	stockholders have the ability to amend our bylaws by majority vote;

•	five out of eight directors are independent;

•

we have a fully independent Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as independent director representation on our Real Estate Investment Committee;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•

we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (a) the approval of our stockholders or (b) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 33 of this prospectus for factors you should consider before investing in our Class A Common Stock, which will automatically convert into shares of our Common Stock 180 days after completion of this offering. Some of these risks include:

•	Single-tenant leases involve significant risks of tenant default and tenant vacancies, which could materially and adversely affect us.

•

The failure of one or more of our tenants to pay rent due to the market disruption caused by the COVID-19 outbreak or any other reason could materially and adversely affect us, including our results of operations.

•

Actual or perceived threats associated with epidemics, pandemics or public health crises, including the ongoing COVID-19 pandemic, could have a material adverse effect on our results of operations and the businesses of our tenants.

•	We have limited opportunities to increase rents under our long-term leases with tenants, which could impede our growth and materially and adversely affect us.

•

We may not be able to achieve growth through acquisitions at a rate that is comparable to our historical results, including as a result of decreases in real estate transaction activity resulting from the COVID-19 pandemic, which could materially and adversely affect us.

•	We may not be able to effectively manage our growth and any failure to do so could materially and adversely affect us.

•	The departure of any of our key personnel with long-standing business relationships could materially and adversely affect us.

•

Our portfolio is concentrated in certain states, particularly Texas and Florida, and any adverse developments and economic downturns in these geographic markets resulting from the COVID-19 pandemic or other factors could materially and adversely affect us.

•	The decrease in demand for restaurant and retail space resulting from the COVID-19 pandemic or other factors may materially and adversely affect us.

•

Legal restrictions intended to mitigate the impact of COVID-19 have had, and may continue to have, a particularly adverse impact on the restaurant, retail and certain sectors of the healthcare industries, which may materially and adversely affect us.

•

General economic disruption resulting from the COVID-19 pandemic could result in a reduction in the willingness or ability of consumers to use their discretionary income in the businesses of our tenants and potential tenants, which could reduce the demand for our properties and the ability of our tenants to satisfy their obligations to us, and in turn could materially and adversely affect us.

•	We may be unable to renew leases, re-lease properties as leases expire, or lease vacant spaces on favorable terms or at all, which, in each case, could materially and adversely affect us.

•	We could face potential material adverse effects from the bankruptcies or insolvencies of our tenants.

•	As of June 30, 2020, on a pro forma basis, we had approximately $1.5 billion principal balance of indebtedness outstanding, which may expose us to the risk of default under our debt obligations.

•	Market conditions could adversely affect our ability to refinance existing indebtedness on acceptable terms or at all, which could materially and adversely affect us.

•	Our Revolving Credit Facility and term loan agreements contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting us.

•	We are a holding company with no direct operations and rely on funds received from the OP to pay liabilities.

•	Failure to qualify as a REIT would materially and adversely affect us and the value of our Common Stock (including our Class A Common Stock).

•

There has been no public market for our Common Stock (including our Class A Common Stock) prior to this offering and an active trading market for our Common Stock (including our Class A Common Stock) may not develop following this offering.

•	We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.

Recapitalization, Internalization, and Structure of Our Company

Recapitalization

Immediately prior to the closing of this offering, we will effect the REIT Recapitalization, pursuant to which (i) we will establish a new class of Common Stock as “Class A Common Stock” for sale in this offering and (ii) we will effect a four-for-one stock split of our Common Stock that is outstanding immediately prior to the closing of this offering. The four-for-one stock split is intended to achieve a stock price that is consistent with market expectations for underwritten public offerings by REITs. In connection with the REIT Recapitalization, the OP will effect a recapitalization of its OP Units, pursuant to which it will effect a four-for-one split of its outstanding OP Units; provided, however, that we shall issue no fractional shares of Common Stock as a result of the stock split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the REIT Recapitalization a sum in cash equal to the fair market value of such fractional share as determined in good faith by our Board of Directors. The REIT Recapitalization shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the REIT Recapitalization and held by a single record holder shall be aggregated.

The terms of our Class A Common Stock are identical to the terms of our Common Stock, except that each share of our Class A Common Stock will automatically convert into one share of our Common Stock 180 days after completion of this offering. The automatic conversion feature of the Class A Common Stock is the only difference between the terms of the Class A Common Stock and the Common Stock. Additionally, prior to the Class A Conversion, the holders of Class A Common Stock, voting as a separate class, are required to approve any amendment to our Charter that will affect such holders differently than the holders of our Common Stock.

The Class A Common Stock will be listed on the NYSE under the symbol “BNL” and will be freely tradeable upon completion of this offering. The Common Stock (then including the shares of Common Stock issued upon conversion of the Class A Common Stock) will be listed on the date that is 180 days after completion of this offering.

The Recapitalization will have the effect of increasing the total number of outstanding shares of our Common Stock. Immediately prior to the Recapitalization, we had approximately 26.9 million shares of Common Stock outstanding. Upon completion of this offering and Recapitalization, and assuming the underwriters do not exercise their option to purchase additional shares, we expect to have an aggregate of approximately 141.3 million shares of our Common Stock (including our Class A Common Stock) outstanding. Of this amount, approximately 33.5 million shares will be Class A Common Stock (representing 23.7% of our total outstanding Common Stock (including our Class A Common Stock) and 21.8% of our Common Stock (including our Class A Common Stock) and OP Units on a fully diluted basis).

The Recapitalization will be effected on a pro rata basis with respect to all of our stockholders immediately prior to this offering. Accordingly, it will not affect any such stockholder’s proportionate ownership of our outstanding shares. The Recapitalization also will be effected on a pro rata basis with respect to all of the members of the OP immediately prior to this offering.

The terms of our Common Stock (including our Class A Common Stock) are described more fully under “Description of Our Capital Stock” in this prospectus.

Internalization

On February 7, 2020, we completed the Internalization, which included the following transactions:

•	On December 27, 2019, we repurchased all of the outstanding shares of our Common Stock held by BRE at $85.00 per share for approximately $20 million;

•	On February 7, 2020, we acquired 100% of BRE through three mergers (the “Mergers”):

•	Our newly-formed corporate subsidiary merged into Trident BRE Holdings I, Inc. (“Blocker Corp 1”);

•	Another newly-formed corporate subsidiary of ours merged into Trident BRE Holdings II, Inc. (“Blocker Corp 2” and together with Blocker Corp 1, the “Blocker Corps”);

•	The Blocker Corps contributed their interests in BRE to the OP in exchange for OP Units; and

•	BRE merged into the OP, with the OP surviving.

•

On February 7, 2020, on a pre-stock split basis, we issued approximately 780,893 shares of Common Stock and the OP issued approximately 1,319,513 OP Units and we and the OP paid approximately $31 million in cash, for aggregate consideration of approximately $209.5 million, and the OP assumed approximately $90.5 million of debt. We refinanced $60 million of the assumed indebtedness with a new term loan which is guaranteed by the Founding Owners;

•

Our current management team and corporate staff became employed by a subsidiary of the OP, and we became internally managed. We entered into employment agreements (the “Employment Agreements”) with our four named executive officers, which became effective upon completion of the Internalization;

•

We entered into the Registration Rights Agreement with the Trident Owners and the Founding Owners and a tax protection agreement with the Founding Owners (the “Founding Owners’ Tax Protection Agreement”);

•	We terminated our previous asset management agreement and property management agreement with BRE and certain of its affiliates;

•

The OP was obligated to provide specified transition services in connection with the sale by BRE of certain businesses, operations, and legal entities unrelated to the management of the Company (the “Unrelated Businesses”) for a five-month period ending on July 7, 2020; and

•

In connection with the Internalization, we may be required to pay up to $75 million of additional “earnout” consideration (payable in four tranches of $10 million, $15 million, $25 million, and $25 million, and in the same proportion of equity interests and cash as the initial payments) if certain milestones related to the 40-day dollar volume-weighted average price (“VWAP”) of our Class A Common Stock (or Common Stock after the Class A Conversion) are achieved during specified periods of time following the completion of this offering. The number of shares of Common Stock and OP Units potentially issuable as “earnout” consideration will be determined by dividing the dollar value of the payment by $85 (as adjusted to reflect any stock splits or recapitalizations, as applicable).

See “Recapitalization, Internalization, and Structure of Our Company—Internalization” for a further discussion of the terms of the Internalization. The terms of the Employment Agreements are more fully described under “Executive Compensation— Narrative Disclosure—Executive Officer Employment Agreements.” The terms of the Registration Rights Agreement and the Founding Owners’ Tax Protection Agreement are more fully described under “Certain Relationships and Related Party Transactions.”

Consequences of the Recapitalization, the Internalization, and this Offering

Share amounts and percentages below assume that the underwriters’ option to purchase additional shares is not exercised. Upon completion of the Recapitalization, the Internalization, and this offering, and assuming the earnout consideration in the Internalization is paid in full:

•

Purchasers of shares of our Class A Common Stock in this offering will own 23.5% of the outstanding shares of our Common Stock, including our Class A Common Stock (or 21.4% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis).

•

Our directors and named executive officers will own 979,841 shares of our Common Stock, representing 0.7% of the outstanding shares of our Common Stock, including our Class A Common Stock (or 0.6% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis).

•

The Trident Owners will own 2,656,359 shares of our Common Stock and 2,763,738 OP Units, representing 3.5% of the outstanding shares of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis.

•

The Founding Owners will own 1,368,174 shares of our Common Stock and 4,373,585 OP Units, representing 3.7% of the outstanding shares of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis.

•

Our other continuing investors prior to this offering (i.e., the continuing investors other than our directors and named executive officers, the Trident Owners, and the Founding Owners) will own 103,857,234 shares of our Common Stock, representing 73.0% of the outstanding shares of our Common Stock, including our Class A Common Stock (or 66.4% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis).

•

The other existing OP Unit holders (i.e., the existing OP Unit holders other than the Founding Owners, the Trident Owners, the Blocker Corps, and us) will own 6,948,157 OP Units, representing 4.4% of the outstanding OP Units and 4.4% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis.

•	We will contribute the net proceeds from this offering to the OP in exchange for 33,500,000 OP Units, and we will, directly or indirectly, own 91.0% of the outstanding OP Units.

•

The OP will use the net proceeds from this offering to repay borrowings under the 2020 Unsecured Term Loan and Revolving Credit Facility and for general business and working capital purposes, including potential future acquisitions. See “Use of Proceeds.”

•

As of June 30, 2020, on a pro forma basis, we have $1,549.9 million of total debt outstanding, net debt of $1,494.8 million, a ratio of net debt to annualized adjusted EBITDAre of 5.33x, $900 million of borrowing capacity under our Revolving Credit Facility, which will be available for general corporate purposes, including for funding future acquisitions, and $54.4 million of cash and cash equivalents.

•	We adopted our 2020 Equity Incentive Plan to provide equity incentive opportunities to certain parties, including members of our board of directors and our management team and other employees.

The following chart sets forth information about our Company, the OP, and certain related parties upon completion of the Recapitalization, Internalization, and this offering, and assuming the earnout consideration in the Internalization is paid in full. Share amounts and percentages below assume that the underwriters’ option to purchase additional shares is not exercised.

(1)	Directors & Named Executive Officers excludes Common Stock beneficially owned by Amy L. Tait, which is included in Common Stock owned by Founding Owners and Trident Owners.
(2)	Other Continuing Investors includes the continuing investors other than Directors & Named Executive Officers and Founding Owners and Trident Owners.
(3)	Other Existing OP Unit Holders includes the existing OP Unit holders other than Founding Owners and Trident Owners, Blocker Corps, and Our Company.

Distribution Policy

Following completion of this offering, we intend to make regular quarterly distributions to holders of our Common Stock (including our Class A Common Stock). Prior to May 2020, we have paid distributions to holders of shares of our Common Stock on a monthly basis. In light of the economic uncertainty and rapidly evolving circumstances related to the COVID-19 pandemic and then-current tenant rent relief requests, to preserve cash, strengthen our liquidity position, and manage our leverage profile, in May 2020 our board of directors determined that we would temporarily suspend our monthly distribution. We did not pay a distribution for the months of May, June, and July 2020. We reinstated our distribution in August 2020, announcing that we would transition to quarterly distribution payments, and announced that we intend to pay a $0.54 distribution per share (on a pre-stock split basis; $0.135 on a post-stock split basis) on our Common Stock (including our Class A Common Stock if outstanding on the record date for the distribution) for the third quarter with a record date of September 30, 2020, and a payment date of October 15, 2020. If this offering closes on or prior to September 30, 2020 and we pay the anticipated dividend on our Common Stock for the third quarter of 2020, holders of record of the Class A Common Stock as of September 30, 2020 will be entitled to such distribution together with holders of our Common Stock.

We currently expect that the per share amount of our quarterly distributions on our Common Stock following completion of this offering will be $0.25 on a post-stock split basis, compared to the $0.33 on a post-stock split basis (equivalent to $1.32 on a pre-stock split basis) paid in the aggregate on our Common Stock in the last three months that we paid distributions prior to the suspension. On an annualized basis, this would be $1.00 per share, or an annualized distribution rate of approximately 5.9% based on the $17.00 per share price of the Class A Common Stock sold in this offering. We intend to maintain our initial distribution rate for the 12 months following the completion of this offering unless our results of operations, FFO, AFFO, liquidity, cash flows, financial condition, prospects, economic conditions, or other factors differ materially from the assumptions used in projecting our initial distribution rate. We do not intend to reduce the annualized distribution per share if the underwriters exercise their option to purchase additional shares.

Any distributions will be at the sole discretion of our board of directors, and their form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our board of directors deems relevant.

Restrictions on Ownership and Transfer of Our Capital Stock

Our Charter, subject to certain exceptions, authorizes our board of directors to take such actions as are necessary or appropriate to allow us to qualify and to preserve our status as a REIT. To assist us in preserving our status as a REIT, among other consequences, our Charter contains limitations on the ownership and transfer of shares of our stock which are intended to prohibit: (1) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of the aggregate of our then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of our then outstanding Common Stock (including our Class A Common Stock) and (2) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our Charter includes provisions intended to prohibit any transfer of, or other event with respect to, shares of our capital stock that would result in us being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT (including, but not limited to, ownership that would result in us owning an interest in a tenant if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code). However, these ownership limits do not apply to a person or persons that our board of directors exempts (prospectively or retroactively) from the ownership limits upon receiving appropriate assurances from such person that our qualification as a REIT is not jeopardized.

The restrictions on ownership and transfer of our stock contained in our Charter will not apply if our board of directors determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT or if our board of directors determines that compliance with any such restriction is no longer required in order for us to qualify as a REIT. The ownership limits may delay or impede a transaction or a change of control that might be in your best interest. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Tax Status

We elected to qualify to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 2008. We believe that as of such date we have been organized and have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate in such a manner.

Implications of Being an Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act, and as such we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Although we have not made a determination whether to take advantage of any or all of these exemptions, we have irrevocably opted-out of the extended transition period afforded to emerging growth companies in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not emerging growth companies.

We expect to remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenue of $1.07 billion or more (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer.”

Corporate Information

We were formed in October 2007. Our principal executive offices are located at 800 Clinton Square, Rochester, New York, 14604, and our telephone number is (585) 287-6500.

The Offering

(all share and unit amounts presented on a post-stock split basis)

Class A Common Stock offered by us	33,500,000 shares (or 38,525,000 shares if the underwriters exercise in full their option to purchase additional shares)

Common Stock held by continuing investors (which includes the Trident Owners and the Founding Owners)	107,772,608 shares (1)

Common Stock issuable pursuant to Internalization earnout after this offering	1,089,000 shares (2)

Total Common Stock (including our Class A Common Stock) to be outstanding upon completion of this offering (assuming Internalization earnout is achieved in full)	142,361,608 shares (or 147,386,608 shares if the underwriters exercise in full their option to purchase additional shares of our Class A Common Stock) (3)

OP Units to be outstanding upon completion of this offering (excluding OP Units held directly

or indirectly by us)	12,226,207 OP Units (4)

OP Units issuable pursuant to the Internalization earnout after this offering	1,859,273 OP Units (5)

Total Common Stock (including our Class A Common Stock) and OP Units to be outstanding upon completion of this offering (excluding OP Units held directly or indirectly by us and assuming Internalization earnout is achieved in full)

156,447,088 shares of Common Stock (including our Class A Common Stock) and OP Units (or 161,472,088 shares of Common Stock (including our Class A Common Stock) and OP Units if the underwriters exercise in full their option to purchase additional shares of our Class A Common Stock) (6)

Class A Conversion

The terms of the Class A Common Stock and the terms of the Common Stock are identical, except that each share of our Class A Common Stock will automatically convert into one share of our Common Stock 180 days after completion of this offering when the Common Stock is listed on the NYSE. The automatic conversion feature of the Class A Common Stock is the only difference between the terms of the Class A Common Stock and the Common Stock. Additionally, prior to the Class A Conversion, the holders of Class A

Common Stock, voting as a separate class, are required to approve any amendment to our Charter that will affect such holders differently than the holders of our Common Stock.

Proposed NYSE symbol / Listing	The Class A Common Stock will be immediately listed on the NYSE under the symbol “BNL” upon completion of this offering. The Common Stock (then including shares of Common Stock issued as a result of the Class A Conversion) will be listed on the NYSE on the date that is 180 days after completion of this offering.

Dividend Rights	Prior to the Class A Conversion, our Class A Common Stock and Common Stock will share equally in any dividends authorized by our board of directors and declared by us.

Voting Rights	Each share of Class A Common Stock and Common Stock will entitle its holder to one vote per share. The Class A Common Stock and Common Stock will vote together as a single class prior to the Class A Conversion, except that the holders of Class A Common Stock, voting as a separate class, are required to approve any amendment to our Charter that will affect such holders differently than the holders of our Common Stock.

Registration Rights Agreement	Pursuant to the Registration Rights Agreement, we granted the Trident Owners, the Founding Owners, and their respective affiliates certain demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $533.5 million, or $613.8 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and other estimated expenses, in each case, based on the initial public offering price of $17.00 per share. Total estimated expenses associated with this offering are approximately $2.9 million, of which approximately $1.1 million were previously paid, and approximately $1.8 million will be paid using proceeds from this offering. We intend to contribute the net proceeds from this offering to the OP in exchange for OP Units. We expect the OP to use the net proceeds from this offering to repay borrowings under the 2020 Unsecured Term Loan and Revolving Credit Facility and for general business and working capital purposes, including potential future acquisitions. The existing Revolving Credit Facility will then be terminated and we will enter into the new $900 million unsecured Revolving Credit Facility. No acquisitions are probable as of the date of this prospectus. See “Use of Proceeds.”

Risk Factors	Investing in our Class A Common Stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 33 and other information included in this prospectus before investing in our Class A Common Stock.

(1)

Includes (a) 104,649,032 shares of Common Stock held by continuing investors (excluding shares issued in connection with the Internalization) and (b) 3,123,576 shares of Common Stock issued in connection with the Internalization as base consideration.

(2)	Represents the maximum potential contingent consideration payable in the form of Common Stock in connection with the Internalization earnout.
(3)

Includes (a) 33,500,000 shares of Class A Common Stock issued in this offering, (b) 104,649,032 shares of Common Stock held by continuing investors (excluding shares issued in connection with the Internalization), and (c) 4,212,576 shares of Common Stock issued (or potentially issuable) in connection with the Internalization, which represents the base consideration paid and the maximum potential contingent consideration payable in the form of Common Stock in connection with the Internalization. Excludes 8,659,024 shares of our Common Stock issuable in the future under our 2020 Equity Incentive Plan, as more fully described in “Executive Compensation—Material Terms of the 2020 Equity Incentive Plan.”

(4)	Includes (a) 6,948,157 OP Units held by existing members of the OP and (b) 5,278,050 OP Units issued in connection with the completion of the Internalization as base consideration.
(5)	Represents the maximum potential contingent consideration payable in the form of OP Units in connection with the Internalization earnout.
(6)

Includes (a) 33,500,000 shares of Class A Common Stock issued in this offering, (b) 104,649,032 shares of Common Stock held by continuing investors (excluding shares issued in connection with the Internalization), (c) 6,948,157 OP Units held by existing members of the OP, and (d) 4,212,576 shares of Common Stock and 7,137,323 OP Units issued (or potentially issuable) in connection with the Internalization, which represents the base consideration paid and the maximum potential contingent consideration payable in connection with the Internalization. Excludes 8,659,024 shares of our Common Stock issuable in the future under our 2020 Equity Incentive Plan, as more fully described in “Executive Compensation—Material Terms of the 2020 Equity Incentive Plan.”

Summary Consolidated Historical and Pro Forma Financial and Other Data

Our historical consolidated balance sheet data as of December 31, 2019, 2018, and 2017 and consolidated results of operations for the years ended December 31, 2019, 2018, and 2017 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The financial information below also includes our unaudited condensed consolidated balance sheet data as of June 30, 2020 and our unaudited condensed consolidated results of operations for the six months ended June 30, 2020 and 2019, which have been derived from our historical unaudited condensed consolidated financial statements contained elsewhere in this prospectus. The condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information and Article 10 of Regulation S-X. The Company believes all adjustments necessary for a fair presentation have been included in these interim condensed consolidated financial statements (which include only normal recurring adjustments). Our historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.

Our unaudited summary pro forma consolidated operating and balance sheet data as of and for the six months ended June 30, 2020, and for the year ended December 31, 2019, is presented (i) with respect to statements of operations data, giving effect to the Industrial Portfolio Acquisition; the Internalization; the Recapitalization; and the completion of this offering and the use of proceeds described herein, assuming each of the transactions was completed on January 1, 2019, and (ii) with respect to balance sheet data, giving effect to the Internalization, assuming the earnout consideration in the Internalization is paid in full; the Recapitalization; and the completion of this offering and the use of proceeds described herein, assuming that each of the transactions was completed on June 30, 2020, in each case, giving effect to the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The preparation of the unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.

You should read the following summary financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” and our consolidated financial statements and condensed consolidated financial statements and related notes appearing elsewhere in this prospectus.

	For the six months ended June 30,			For the years ended December 31,
(in thousands, except per share data)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Operating Data
Revenues
Lease revenues	$158,602	$158,602	$137,483	$334,819	$298,815	$237,479	$181,563

Operating expenses
Depreciation and amortization	71,151	71,140	49,597	122,878	108,818	83,994	62,263
Asset management fees	—	2,461	10,438	—	21,863	18,173	14,754
Property management fees	—	1,275	3,820	—	8,256	6,529	4,988
Property and operating expense	8,305	8,305	7,642	16,993	15,990	11,157	6,505
General and administrative	14,447	11,542	2,492	24,643	5,456	6,162	4,939
Provision for impairment of investment in rental properties	2,667	2,667	1,017	3,452	3,452	2,061	2,608

Total operating expenses	96,570	97,390	75,006	167,966	163,835	128,076	96,057

Other income (expenses)
Preferred distribution income	—	—	—	—	—	440	737
Interest income	20	20	1	9	9	179	467
Interest expense	(34,075)	(40,504)	(32,560)	(72,207)	(72,534)	(52,855)	(34,751)
Cost of debt extinguishment	(22)	(22)	(721)	(1,238)	(1,176)	(101)	(5,151)
Gain on sale of real estate	8,774	8,665	4,187	31,679	29,914	10,496	12,992
Income taxes	(951)	(951)	(748)	(2,586)	(2,415)	(857)	(624)
Gain on sale of investment in related party	—	—	—	—	—	8,500	—
Internalization expenses	—	(1,594)	(272)	—	(3,658)	—	—
Change in fair value of earnout liability	352	2,144	—	—	—	—	—
Other (losses) gains	(24)	(24)	—	(6)	(6)	(100)	379

Net income	36,106	28,946	32,364	122,504	85,114	75,105	59,555

Net income attributable to non-controlling interests	(2,882)	(2,777)	(2,292)	(10,225)	(5,720)	(5,730)	(4,756)

Net income attributable to Broadstone Net Lease, Inc.	$33,224	$26,169	$30,072	$112,279	$79,394	$69,375	$54,799

Pro forma weighted average number of shares of Common Stock outstanding
Basic	140,892			133,908

Diluted	153,116			146,136

Pro forma net earnings per share of Common Stock
Basic	$0.24			$0.84

Diluted	$0.24			$0.84

	As of June 30,		As of December 31,
(In thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Balance Sheet Data
Investment in rental property, at cost	$3,690,679	$3,690,679	$3,728,334	$2,890,735	$2,376,141
Investment in rental property, net	3,377,745	3,377,745	3,457,290	2,683,746	2,227,758
Cash and cash equivalents	54,434	9,241	12,455	18,612	9,355
Total assets	4,187,966	4,144,055	3,917,858	3,096,797	2,578,756
Unsecured revolving credit facility	—	248,300	197,300	141,100	273,000
Mortgage and notes payable, net	109,512	109,512	111,793	78,952	67,832
Unsecured term notes, net	1,433,195	1,673,092	1,672,081	1,225,773	836,912
Total liabilities	1,747,274	2,267,408	2,138,838	1,567,877	1,294,555
Total mezzanine equity	—	178,535	—	—	—
Total Broadstone Net Lease, Inc. stockholders’ equity	2,222,062	1,591,633	1,667,614	1,417,099	1,186,825
Total equity	2,440,692	1,698,112	1,779,020	1,528,920	1,284,201

	For the six months ended June 30,			For the years ended December 31,
(In thousands, except per share amounts)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Other Data
Dividend declared	$51,659	$51,659	$65,214	$136,280	$136,280	$112,969	$92,768
Dividends declared per common share	0.44	1.76	2.63	1.32	5.27	5.15	4.975
FFO(1)	101,108	94,057	78,791	217,076	167,470	150,664	111,434
AFFO(1)	94,789	87,124	68,806	190,912	149,197	124,065	99,952
EBITDA(1)	142,283	141,541	115,269	320,175	268,881	212,811	157,193
EBITDARE(1)	136,176	135,543	112,099	291,948	242,419	204,376	146,809

	As of June 30,		As of December 31,
(dollars in thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Net Debt(1)	$1,494,837	$2,028,330	$1,969,140	$1,431,562	$1,171,371
Number of properties	633	633	646	621	528
Occupancy at period end	99.5%	99.5%	99.7%	99.7%	99.6%

[1]

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these metrics and reconciliations of these metrics to the most directly comparable GAAP measures.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with all of the other information included in this prospectus. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this prospectus entitled “Forward-Looking Statements.”

Risks Related to Our Business and Properties

Single-tenant leases involve significant risks of tenant default and tenant vacancies, which could materially and adversely affect us.

Our portfolio consists primarily of single-tenant net leased properties and we are dependent on our tenants for substantially all of our revenue. As a result, our success depends on the financial stability of our tenants. The ability of our tenants to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes, and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status depends on the performance of their business and industry, as well as general market and economic conditions, which are outside of our control. At any given time, any tenant may experience a downturn in its business that may weaken its operating results or the overall financial condition of individual properties or its business as whole. As a result, a tenant may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent, or declare bankruptcy. The financial failure of, or default in payment by, a single tenant under its lease is likely to cause a significant or complete reduction in our rental revenue from that property and a reduction in the value of the property. We may also experience difficulty or a significant delay in re-leasing or selling such property. The occurrence of one or more tenant defaults could materially and adversely affect us.

This risk is magnified in situations where we lease multiple properties to a single tenant under a master lease. As of June 30, 2020, master leases contributed approximately 34.4% of our overall ABR (our largest master lease by ABR related to 24 properties and contributed 2.5% of our ABR, and our smallest master lease by ABR related to two properties and contributed 0.1% of our ABR), 72.9% of our restaurant property ABR (161 of our 243 restaurant properties), and 52.8% of our retail property ABR (79 of our 128 retail properties). A tenant failure or default under a master lease could reduce or eliminate rental revenue from multiple properties and reduce the value of such properties. Although the master lease structure may be beneficial to us because it restricts the ability of tenants to remove individual underperforming assets, there is no guarantee that a tenant will not default in its obligations to us or decline to renew its master lease upon expiration. The default of a tenant that leases multiple properties from us or its decision not to renew its master lease upon expiration could materially and adversely affect us.

The failure of one or more of our tenants to pay rent due to the market disruption caused by the COVID-19 outbreak or any other reason could materially and adversely affect us, including our results of operations.

Our performance depends on the financial condition of our tenants and their ability to fulfill their lease obligations by paying rent in a timely manner. The COVID-19 outbreak has adversely affected our tenants’ businesses generally. As of the date of this prospectus, we have granted partial rent relief requests to 15 tenants related to 93 properties whose total base contractual rents represent 9.7% of our ABR as of June 30, 2020. Total requests for rent relief from 59 tenants related to 295 properties whose total base contractual rents represented 33.7% of our ABR were received as of June 30, 2020. Deferrals granted range in length between two and six months, with a weighted average deferral of 3.4 months and repayment periods range from three months to one year, with a weighted average repayment period of 5.6 months beginning in July 2020. We also agreed to a partial abatement of rent with one tenant for rents over a nine-month period with the minimum required rent payable increasing during the period. In exchange, we negotiated a three-year lease term extension and an upside percentage rent clause during the abatement period, which we expect to provide us with long-term value accretion.

We cannot predict whether we will receive additional rent relief requests from our tenants in the future, the ultimate resolution of any discussions with our tenants regarding such potential requests, or whether any such negotiations could break down in the future and result in any such tenants refusing to pay all or a substantial portion of the rent due under their leases. In addition, we cannot predict whether additional tenants may declare bankruptcy. The duration of the COVID-19 pandemic and our tenants’ ability to return to business after governmental restrictions are lifted will have a significant impact on our ability to continue to collect rents, and any material disruption in our ability to collect rents could have a material adverse impact on our business and results of operations.

Actual or perceived threats associated with epidemics, pandemics or public health crises, including the ongoing COVID-19 pandemic, could have a material adverse effect on our results of operations and the businesses of our tenants.

In response to the COVID-19 pandemic, many countries and U.S. states, including the areas in which we operate, have adopted certain measures to mitigate the ongoing public health crises. Such measures include “shelter in place” or “stay at home” rules, restrictions on travel, and restrictions on the types of businesses that may continue to operate in many countries and U.S. states. The COVID-19 pandemic has negatively impacted nearly every industry directly or indirectly.

The COVID-19 pandemic, and future epidemics, pandemics, and other public health crises could materially and adversely affect our and our tenants’ results of operations, liquidity, and ability to access capital markets or pay distributions due to, among other factors:

•

an ongoing reduction in general economic activity, which may cause one or more of our tenants to be unable to maintain profitability and make timely rental payments to us pursuant to their leases, or to declare bankruptcy;

•	an increase in property vacancies, which could result in our obligation to pay the associated real estate taxes, insurance, and general property operating expenses;

•	a continuing complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;

•	delays in the supply of material products or services to us or our tenants from vendors;

•	a reduction in our tenants’ available workforce as a result of local, state or federal “shelter in place” or “stay at home” rules and restrictions;

•

indications of a tenant’s inability to continue as a going concern, changes in our view of strategy relative to a tenant’s business or industry, or changes in our long-term hold strategies, which could be indicative of an impairment triggering event with respect to a particular property or properties;

•	a general decline in business activity and demand for real estate transactions, which could adversely affect our ability to grow our portfolio or sell properties upon desirable terms;

•	difficulty accessing debt and equity capital on attractive terms, if at all; and

•

an inability to maintain compliance with financial covenants of credit facility, senior notes, and other loan agreements, which may result in a default of such arrangements and potentially result in an acceleration of indebtedness, or increased interest expense should a waiver be required from the lending institutions.

The extent to which the COVID-19 pandemic impacts our investments and operations will depend on future developments, including, among others, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions taken to contain the COVID-19 pandemic or treat the disease. These developments and the full impact of the COVID-19 pandemic on our business are highly uncertain and cannot be predicted with confidence. Nevertheless, the COVID-19 pandemic and any future epidemics, pandemics or public health crises could materially and adversely affect our business, financial condition, liquidity and results of operations, as well as our ability to pay distributions to our stockholders, for the reasons discussed above.

We have limited opportunities to increase rents under our long-term leases with tenants, which could impede our growth and materially and adversely affect us.

We typically lease our properties pursuant to long-term net leases with initial terms of 10 years or more that often have renewal options. As of June 30, 2020, the ABR weighted average remaining term of our leases was approximately 11.0 years, excluding renewal options. Substantially all of our leases provide for periodic rent escalations, but these built-in increases may be less than what we otherwise could achieve in the market. Most of our leases contain rent escalators that increase rent at a fixed amount on fixed dates, which may be less than prevailing market rates over the lease duration. For those leases that contain rent escalators based on CPI changes, our rent increases during periods of low inflation or deflation may be less than what we otherwise could achieve in the market. As a result, the long-term nature of our leases could impede our growth and materially and adversely affect us.

We may not be able to achieve growth through acquisitions at a rate that is comparable to our historical results, including as a result of decreases in real estate transaction activity resulting from the COVID-19 pandemic, which could materially and adversely affect us.

Our growth strategy depends significantly on acquiring new properties. From 2015 to 2019, our team has acquired more than $500 million of net leased real estate each year, including approximately $1 billion during 2019. Our ability to continue to grow requires us to identify and complete acquisitions that meet our investment criteria and depends on general market and economic conditions. Although the long-term impact of the COVID-19 pandemic on investment sales markets is currently difficult to predict, the disruption from the pandemic thus far has resulted in a significant decrease in real estate investment sales. Our growth strategy depends significantly on acquiring new properties. Contrary to our experience from 2015 to 2019 when we acquired more than $500 million of net leased real estate each year, including approximately $1 billion during 2019, we did not complete any acquisitions during the six months ended June 30, 2020, which significantly increases the risk of lower overall acquisition activity for the full year given the ongoing impact of the COVID-19 pandemic.

Changes in the volume of real estate transactions, the availability of acquisition financing, capitalization rates, interest rates, competition, or other factors may negatively impact our acquisition opportunities in 2020 and beyond. If we are unable to achieve growth through acquisitions at a rate that is comparable to our historical results, it could materially and adversely affect us.

We may not achieve the total returns we expect from our future acquisitions, which could materially and adversely affect us.

As we pursue our growth strategy, we may encounter increasingly difficult market conditions that place downward pressure on the total returns we can achieve on our investments. Accordingly, future acquisitions may have lower yield characteristics than past and present opportunities. To the extent that our future growth is achieved through acquisitions that yield lower returns, it could materially and adversely affect us. In addition, if we fund future acquisitions with equity issuances, the dilutive impact could outweigh the benefits of acquisitions that achieve lower returns, which could materially and adversely affect us.

We may not be able to obtain acquisition financing or obtain other capital from third-party sources on favorable terms or at all, which could materially and adversely affect our growth prospects and our business.

In order to qualify as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at the corporate rate to the extent that we distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, or repay debt obligations from operating cash flow. Consequently, we expect to rely, in part, on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

•	general market conditions, including the impact of the COVID-19 pandemic;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	the performance of our portfolio;

•	our cash flow and cash distributions; and

•	the market price per share of our Common Stock (including our Class A Common Stock).

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, or satisfy our debt service obligations, which could materially and adversely affect us.

Our acquisition volume may not be consistent on a quarterly basis, which may not meet investors’ expectations and could negatively impact the value of our Common Stock (including our Class A Common Stock).

Our team has acquired more than $500 million of net leased real estate each year from 2015 to 2019, including approximately $1 billion during 2019. However, our acquisition volume within each year has not always been consistent on a quarterly basis. For example, for the year ended December 31, 2019, we completed acquisitions totaling approximately $1.0 billion, but $735.7 million of that total represented a single portfolio acquisition that we completed in the third quarter. In the first six months of 2020, we completed no acquisitions. Our acquisition volume following completion of this offering may not be consistent on a quarterly basis. As a result, our acquisition results that we report on a quarterly basis may not meet investors’ expectations and could negatively impact the value of our Common Stock (including our Class A Common Stock).

Any expansion into adjacent opportunities to our core property types may prove to be unsuccessful, which could harm our growth prospects and materially and adversely affect us.

We may seek to capture adjacent opportunities to our core property types in the net lease space. Adjacent property types may not provide us with the opportunity to earn higher returns relative to more traditional assets in our core property types. In order to be successful in capturing adjacent opportunities, we will be required to carefully analyze and develop selection criteria taking into account different competitive and operating conditions. As a result, pursuing adjacent opportunities inherently involves more risk. If we are unsuccessful in identifying compelling opportunities, it could harm our growth prospects and materially and adversely affect us.

We may not be able to effectively manage our growth and any failure to do so could materially and adversely affect us.

We have grown rapidly, acquiring a total of $3.4 billion of net leased real estate from 2015 to 2019. Our growth strategy depends significantly on continued growth through acquisitions. Our future operating results will depend on our ability to effectively manage this growth. To accomplish this, we will need to:

•	invest in enhanced operational systems that can scale as our portfolio grows in size;

•	attract, integrate, and retain operations personnel as our Company grows in complexity; and

•	identify and supervise a number of suitable third-parties to provide services to us.

We cannot provide any assurance that we will be able to effectively manage our growth, which could materially and adversely affect us.

As we continue to acquire properties pursuant to our growth strategy, our portfolio may become less diversified which could materially and adversely affect us.

In pursuing our growth strategy, we may acquire properties that cause our portfolio to become less diversified. If our portfolio becomes less diverse, our business may become subject to greater risk, including tenant bankruptcies, adverse industry trends, and economic downturns in a particular geographic area. As a result, if any such risks of a less diversified portfolio are realized, we could be materially and adversely affected.

We face increasing competition for acquiring properties from both publicly traded REITs and private equity investors that have greater resources than we do, which could materially and adversely affect us.

We are facing increasing competition from other entities engaged in real estate investment activities, including publicly traded REITs, private and institutional real estate investors, sovereign wealth funds, banks, mortgage bankers, insurance companies, investment banking firms, lenders, specialty finance companies, and other entities. Some of our competitors are larger and may have considerably greater financial, technical, leasing, underwriting, marketing, and other resources than we do. Some competitors may have a lower cost of capital and access to funding sources that may not be available to us. In addition, other competitors may have higher risk tolerances or different risk assessments and may not be subject to the same operating constraints, including maintaining REIT status. This competition may result in fewer acquisitions, higher prices, lower yields, less desirable property types, and acceptance of greater risk. As a result, we cannot provide any assurance that we will be able to successfully execute our growth strategy. Any failure to grow through acquisitions as a result of the increasing competition we face could materially and adversely affect us.

We face significant competition for tenants, which could materially and adversely affect us, including our occupancy, rental rates, results of operations, and business.

We compete with numerous developers, owners, and operators of properties, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights, or below-market renewal options to retain tenants when our leases expire. Competition for tenants could decrease or prevent increases of the occupancy and rental rates of our properties, which could materially and adversely affect us.

The departure of any of our key personnel with long-standing business relationships could materially and adversely affect us.

Our success and our ability to manage anticipated future growth depend, in large part, upon the efforts of our key personnel, particularly our Chief Executive Officer, Christopher J. Czarnecki. Mr. Czarnecki has extensive market knowledge and relationships and exercises substantial influence over our operational, financing, acquisition, and disposition activity. If we lost his services, our network of external relationships and resources would be materially diminished.

Our senior management team has worked together and collectively managed our business, operations, and portfolio since 2015 and has a strong investment track record having acquired $3.4 billion of net leased real estate from 2015 to 2019. Many of our other key executive personnel, particularly our senior management team, also have extensive experience and strong reputations in the real estate industry and have been instrumental in setting our strategic direction, operating our business, identifying, recruiting, and training key personnel, and arranging necessary financing. The departure of any member of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry personnel, which could materially and adversely affect us.

Our portfolio is concentrated in certain states, particularly Texas and Florida, and any adverse developments and economic downturns in these geographic markets resulting from the COVID-19 pandemic or other factors could materially and adversely affect us.

As of June 30, 2020, approximately 32.9% of our ABR came from properties in our top five states: Texas (10.4%), Illinois (6.5%), Michigan (5.4%), Wisconsin (5.3%), and Florida (5.3%). These geographic concentrations could adversely affect our operating performance if conditions become less favorable in any of the states or markets within which we have a concentration of properties. The ongoing COVID-19 pandemic has greatly impacted the United States and particularly Texas and Florida. We can provide no assurance that any of our markets will grow, not experience adverse developments, or that underlying real estate fundamentals will be favorable to owners and operators of industrial, healthcare, restaurant, office, and retail properties. The current downturn in the economy resulting from the COVID-19 pandemic is adversely affecting the states or regions in which we have a concentration of properties, or markets within such states or regions, and the slowdown in the demand for our tenants’ businesses caused by adverse economic, regulatory, or other conditions may continue to adversely affect our tenants operating businesses in those states and impair their ability to pay rent to us, which, in turn could materially and adversely affect us.

Our portfolio is also concentrated in certain property types and any adverse developments relating to one or more of these property types could materially and adversely affect us.

As of June 30, 2020, approximately 44.1% of our ABR came from industrial properties, 19.9% from healthcare properties, 15.5% from restaurant properties, 10.0% from office properties, and 8.8% from retail properties. Any adverse developments in one or more of these property types could materially and adversely affect us. For example, stay-at-home orders and other measures implemented as a result of COVID-19 have particularly affected the restaurant and retail sectors. If our restaurant or retail tenants suffer weakening demand for their goods or services, it could adversely affect their ability to meet their rent and other obligations under their leases with us. It also may be difficult and expensive to re-tenant a property designed for a particular property type with a new tenant that operates in an industry requiring a different property type. As a result, any adverse developments in one or more of our concentrated property types could materially and adversely affect us.

The decrease in demand for restaurant and retail space resulting from the COVID-19 pandemic or other factors may materially and adversely affect us.

As of June 30, 2020, leases with tenants in the restaurant industry represented approximately 15.5% of our ABR, and leases with tenants in the retail industry represented approximately 8.8% of our ABR. In the future, we may acquire additional restaurant and retail properties. Accordingly, decreases in the demand for restaurant and/or retail spaces may have a greater adverse effect on us than if we had fewer investments in these industries. The market for restaurant and retail space has been, and could continue to be, adversely affected by weakness in the national, regional, and local economies including the impact of the ongoing COVID-19 pandemic, the adverse financial condition of some large restaurant and retail companies, the ongoing consolidation in the restaurant and retail industries, and the excess amount of restaurant and retail space in a number of markets. For example, in recent years a number of companies in the restaurant industry have declared bankruptcy, gone out of business, or significantly reduced the number of their locations. As a result, we have experienced, and expect to continue to experience, challenges with some of our restaurant tenants, and have recorded asset impairments, which were immaterial on a consolidated basis, on certain assets as a result of increased credit losses.

Similarly, the ongoing impacts of the disruption in the retail industry, particularly adverse changes in consumer spending and consumer preferences for particular goods, services, or store-based retailing could severely impact retail tenants’ ability to pay rent. Shifts from in-store to online shopping could increase due to changing consumer shopping patterns and the increase in consumer adoption and use of mobile electronic devices. Further, our assessment that certain businesses are insulated from such e-commerce pressure may prove to be incorrect. To the extent that these conditions continue in the retail and restaurant industries, they are likely to negatively affect market rents for such properties and could materially and adversely affect us.

Legal restrictions intended to mitigate the impact of COVID-19 have had, and may continue to have, a particularly adverse impact on the restaurant, retail and certain sectors of the healthcare industries, which may materially and adversely affect us.

The legal restrictions adopted by many U.S. states to mitigate the ongoing public health crises related to COVID-19, including “shelter in place” and “stay at home” rules, restrictions on travel, and restrictions on the types of businesses that may continue to operate, have had a particularly acute negative economic impact on restaurant and retail businesses throughout the areas in which we operate. In addition, restrictions on elective medical procedures had an acute negative impact on certain sectors of the healthcare industry. As of June 30, 2020, leases with tenants in the healthcare industry represented approximately 19.9% of our ABR, leases with tenants in the restaurant industry represented approximately 15.5% of our ABR, and leases with tenants in the retail industry represented 8.8% of our ABR. Accordingly, decreases in the demand for healthcare, restaurant, and/or retail spaces may have a greater adverse effect on us than if we had fewer investments in these industries. For example, if there is an increase in the number of companies in the healthcare, restaurant or retail industries that declare bankruptcy, go out of business, or significantly reduce the number of their locations as a result of the pandemic, then we are likely to experience challenges with our healthcare, restaurant, or retail tenants, and may record asset impairments on certain assets as a result of increased credit losses. To the extent that economic conditions continue to deteriorate in the healthcare, restaurant, and retail industries, they are likely to negatively affect market rents for such properties and could materially and adversely affect us.

General economic disruption resulting from the COVID-19 pandemic could result in a reduction in the willingness or ability of consumers to use their discretionary income in the businesses of our tenants and potential tenants, which could reduce the demand for our properties and the ability of our tenants to satisfy their obligations to us, and in turn could materially and adversely affect us.

A significant portion of our portfolio is leased to tenants operating businesses that rely on discretionary consumer spending. Leases with tenants in the restaurant industry (including quick service and casual and family dining) represent a material portion of our portfolio and the highest proportion of tenants seeking rent relief at this time are in the restaurant sector. Red Lobster Hospitality, Jack’s Family Restaurants, Outback Steakhouse, and Krispy Kreme are among the most significant tenants in our portfolio. The success of most of these businesses depends on the willingness of consumers to use discretionary income to purchase their products or services. A downturn in the economy resulting from the COVID-19 pandemic could cause consumers to reduce their discretionary spending, which could result in tenant bankruptcies or otherwise have an adverse impact on our tenants’ ability to successfully manage their businesses and pay us amounts due under our lease agreements, thereby materially and adversely affecting us.

The ongoing COVID-19 pandemic has resulted in a sustained period of economic slowdown and declining demand for real estate. It may also result in rising interest rates. Any of the foregoing could cause a general decline in rents or an increased incidence of defaults under existing leases. A lack of demand for rental space could adversely affect our ability to maintain our current tenants and gain new tenants, which may affect our growth and results of operations. Accordingly, the ongoing deterioration in economic conditions resulting from the COVID-19 pandemic could materially and adversely affect us.

If one or more of our top 20 tenants, which together represented approximately 31.7% of our ABR as of June 30, 2020, suffers a downturn in their business, it could materially and adversely affect us.

As of June 30, 2020, our top 20 tenants together represented 31.7% of our ABR. Our largest tenant is Red Lobster, a casual dining restaurant, which leases 24 properties that in the aggregate represent approximately 2.5% of our ABR. Our top 20 tenants may experience a material business downturn weakening their financial position resulting in their failure to make timely rent payments and/or default under their leases. As a result, our revenue and cash flow could be materially and adversely affected.

We may be unable to renew leases, re-lease properties as leases expire, or lease vacant spaces on favorable terms or at all, which, in each case, could materially and adversely affect us.

Our results of operations depend on our ability to continue to successfully lease our properties, including renewing expiring leases, re-leasing properties as leases expire, leasing vacant space, optimizing our tenant mix, or leasing properties on more economically favorable terms. As of June 30, 2020, one lease representing approximately 0.2% of our ABR will expire during 2020 and nine leases representing approximately 0.7% of our ABR will expire during 2021. Current tenants may decline, or may not have the financial resources available, to renew current leases, and we cannot assure you that leases that are renewed will have terms that are as economically favorable to us as the expiring lease terms. If tenants do not renew the leases as they expire, we cannot provide any assurance that we will be able to find new tenants or that our properties will be re-leased at rental rates equal to or above the current average rental rates or that substantial rent abatements, tenant improvement allowances, early termination rights, or below-market renewal options will not be required to attract new tenants. We may experience significant costs in connection with re-leasing a significant number of our properties, which could materially and adversely affect us. As of June 30, 2020, seven of our properties, representing approximately 0.4% of our total rentable square footage, were unoccupied. We may experience difficulties in leasing this vacant space on favorable terms or at all. Any failure to renew leases, re-lease properties as leases expire, or lease vacant space could materially and adversely affect us.

Our business is subject to significant re-leasing risk, particularly for specialty properties that are suitable for only one use.

The loss of a tenant, either through lease expiration or tenant bankruptcy or insolvency, may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant and cause us to incur significant costs. In particular, our specialty properties are designed for a particular type of tenant or tenant use. If tenants of specialty properties do not renew or default on their leases, we may not be able to re-lease properties without substantial capital improvements, which may be significant. Alternatively, we may not be able to re-lease or sell the property without such improvements or may be required to reduce the rent or selling price significantly. This potential illiquidity may limit our ability to modify quickly our portfolio in response to changes in economic or other conditions, including tenant demand. Such occurrences could materially and adversely affect us.

We may experience a higher number of tenant defaults because we lease most of our properties to unrated tenants.

We depend on the ability of our tenants to meet their obligations to pay rent to us due under our lease for substantially all of our revenue. As of June 30, 2020, only approximately 16.1% of our ABR came from tenants who had an investment grade credit rating. A substantial majority of our properties are leased to unrated tenants. Our investments in properties leased to such tenants may have a greater risk of default than investments in properties leased exclusively to investment grade tenants. The ability of an unrated tenant to meet its rent and other obligations under its lease with us may be subject to greater risk than our tenants that have an investment grade rating. When we invest in properties where the tenant does not have a publicly available credit rating, we will use certain credit-assessment tools as well as rely on our own estimates of the tenant’s credit rating which includes reviewing the tenant’s financial information (e.g., financial ratios, net worth, revenue, cash flows, leverage and liquidity, if applicable). Our methods, however, may not adequately assess the risk of an investment and, if our assessment of credit quality proves to be inaccurate, we may be subject to defaults and investors may view our cash flows as less stable. If one or more of our unrated tenants defaults, it could have a material adverse effect on us.

Our underwriting and risk-management procedures that we use to evaluate a tenant’s credit risk may be faulty, deficient, or otherwise fail to accurately reflect the risk of our investment, which could materially and adversely affect us.

Our underwriting and risk-management procedures that we use to evaluate a tenant’s credit risk may not be sufficient to identify tenant problems in a timely manner or at all. To evaluate tenant credit risk, we utilize a third-party model, S&P Capital IQ to help us determine a tenant’s implied credit rating when a public rating is not available. However, a rating from S&P Capital IQ is not the same as a published credit rating and lacks extensive company participation that is typically involved when a rating agency publishes a rating. Therefore, such rating may not be as indicative of creditworthiness as a rating published by a nationally recognized statistical rating organization. Tenant credit ratings, public or implied, however, are only one component of how we assess the risk of tenant insolvency. We also use our own internal estimate of the likelihood of an insolvency or default, based on the regularly monitored performance of our properties, our assessment of each tenant’s financial health, including profitability, liquidity, indebtedness, and leverage profile, and our assessment of the health and performance of the tenant’s particular industry. If our assessment of credit quality proves to be inaccurate, we may experience one or more tenant defaults, which could have a material adverse effect on us.

Any failure of one or more tenants to provide accurate or complete financial information could prevent us from identifying tenant problems that could materially and adversely affect us.

We rely on information from our tenants to determine a potential tenant’s credit risk as well as for on-going risk management. As of June 30, 2020, approximately 88.4% of our ABR comes from tenants that are required to periodically provide us with specified financial information and an additional 6.6% of our tenants (based on ABR) are public companies, which are required to file financial statements with the SEC, although they are not required to provide us with specified financial information under the terms of our lease. Ratings or conclusions derived from both S&P Capital IQ and our internal teams rely on such information provided to us by our tenants and prospective tenants without independent verification on our part, and we must assume the appropriateness of estimates and judgments that were made by the party preparing the financial information. A tenant’s failure to provide appropriate information may interfere with our ability to accurately evaluate a potential tenant’s credit risk or determine an existing tenant’s default risk, the occurrence of either could materially and adversely affect us.

We could face potential material adverse effects from the bankruptcies or insolvencies of our tenants.

If a tenant, or the guarantor of a lease of a tenant, commences, or has commenced against it, any legal or equitable proceeding under any bankruptcy, insolvency, receivership, or other debtor’s relief statute or law (collectively, a “bankruptcy proceeding”), we may be unable to collect all sums due to us under that tenant’s lease or be forced to “take back” a property as a result of a default or a rejection of a lease by a tenant in a bankruptcy proceeding. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease or leases with us. Any claims against such bankrupt tenant for unpaid future rent would be subject to statutory limitations that would likely result in our receipt of rental revenues that are substantially less than the contractually specified rent we are owed under the lease or leases. Any or all of the lease obligations of our tenants, or any guarantor of our tenants, could be subject to a bankruptcy proceeding which may bar our efforts to collect pre-bankruptcy debts from these entities or their properties, unless we are able to obtain an enabling order from the bankruptcy court. If our lease is rejected by a tenant in bankruptcy, we may only have a general unsecured claim against the tenant and may not be entitled to any further payments under the lease. We may also be unable to re-lease a terminated or rejected space or to re-lease it on comparable or more favorable terms. A bankruptcy proceeding could hinder or delay our efforts to collect past due balances and ultimately preclude collection of these sums, resulting in a decrease or cessation of rental payments, which could materially and adversely affect us.

On March 8, 2020, Art Van, a home furnishings store and BNL’s largest tenant as of March 31, 2020 (representing 2.9% of our ABR at the time), filed for bankruptcy protection. At the time, BNL leased 10 properties to Art Van, representing approximately 665,000 square feet of operational retail space, with nine properties located in Michigan and one property located in Illinois. On June 30, 2020, at our request, the bankruptcy court rejected seven of these leases, and we successfully re-leased six of these properties (representing approximately 71.3% of our portfolio’s square footage leased to Art Van) to American Signature, Inc. (“American Signature”), the owner of the American Signature and Value City furniture brands, for a ten year term with base rents equivalent to approximately 71.5% of the base rent previously received from Art Van for those six properties. The seventh property (equivalent to approximately 18.4% of our portfolio’s square footage leased to Art Van) will be operated by American Signature to conduct going out of business sales for Art Van inventory acquired by American Signature through the bankruptcy proceedings, and American Signature will pay us rents over a three-month period equal to the pre-bankruptcy rents paid by Art Van. The three remaining sites were released from the bankruptcy proceedings on July 31, 2020. In August 2020, we agreed to a court approved settlement with the Art Van bankruptcy estate pursuant to which we are entitled to receive $2.35 million, which represents approximately 78% of our total post-petition claim through July 31, 2020, and approximately 86.5% of the total post-petition base rent owed to us by Art Van from the period from March 8, 2020, through July 31, 2020. We collected $1.175 million in August 2020 and have a right to collect the remaining $1.175 million in September 2020.

Some of our customers operate their businesses under franchise or license agreements, which, if terminated or not renewed prior to the expiration of their leases with us, would likely impair their ability to pay us rent.

As of June 30, 2020, 72.7% of our restaurant property tenants operated their businesses under franchise or license agreements. Generally, these franchise agreements have terms that end earlier than the respective expiration dates of the related leases. In addition, a tenant’s rights as a franchisee or licensee typically may be terminated by the franchisor or licensor and the tenant may be precluded from competing with the franchisor or licensor upon termination. Usually, we have no notice or cure rights with respect to such a termination and have no rights to assignment of any such franchise agreement. This may have an adverse effect on our ability to mitigate losses arising from a default on any of our leases. A franchisor’s or licensor’s termination or refusal to renew a franchise or license agreement would likely have a material adverse effect on the ability of the tenant to make payments under its lease, which could materially and adversely affect us.

Security breaches and other technology disruptions could compromise our information systems and expose us to liability, which could materially and adversely affect us.

Information security risks generally have increased in recent years due to the increased technological sophistication and activities of perpetrators of cyber-attacks. Our business involves the storage and transmission of numerous classes of sensitive and confidential information and intellectual property, including tenants’ information, private information about our stockholders and our employees, and financial and strategic information about us. We face risks associated with security breaches through cyber-attacks or cyber-intrusions, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. If we fail to assess and identify cybersecurity risks associated with our operations, we may become increasingly vulnerable to such risks. Additionally, the measures we have implemented to prevent security breaches and cyber incidents may not be effective. The theft, destruction, loss, misappropriation, or release of sensitive or confidential information or intellectual property, or interference with or disruptions of our IT networks and related systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of tenants, potential liability, and competitive disadvantage. Laws and regulations governing data privacy are constantly evolving. Many of these laws and regulations, including the California Consumer Protection Act (the “CCPA”), contain detailed requirements regarding collecting and processing personal information, restrict the use and storage of such information, and govern the effectiveness of consumer consent. Any of the above risks could materially and adversely affect us.

An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price, and a decrease in market interest rates could lead to additional competition for the acquisition of real estate, which could adversely affect our results of operations.

If interest rates increase, so could our interest costs for any new debt and our existing variable-rate debt obligations. Absent a simultaneous increase in acquisition yields, this increased cost could make the financing of any acquisition more expensive and lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. See “Risks Related to Debt Financing” for additional information. In addition, an increase in interest rates could decrease the access current and prospective tenants have to credit, thereby decreasing the amount they are willing to pay to lease our assets and consequently limiting our ability, if necessary, to reposition our portfolio promptly in response to changes in economic or other conditions. Furthermore, the distribution yield on our Common Stock (including our Class A Common Stock) will influence the price of such Common Stock (including our Class A Common Stock). Thus, an increase in market interest rates may lead prospective purchasers of our Common Stock (including our Class A Common Stock) to expect a higher distribution yield, which could adversely affect the market price of our common stock. See “Risks Related to this Offering and Ownership of Our Common Stock (Including Our Class A Common Stock)” for more information. In addition, decreases in interest rates may lead to additional competition for the acquisition of real estate due to a reduction in desirable alternative income-producing investments. Increased competition for the acquisition of real estate may lead to a decrease in the yields on real estate we have targeted for acquisition. In such circumstances, if we are not able to offset the decrease in yields by obtaining lower interest costs on our borrowings, our results of operations will be adversely affected.

Our properties may be subject to impairment charges.

We routinely evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions and tenant performance. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. Since our investment focus is on properties net leased to a single tenant, the financial failure of, or other default by, a single tenant under its lease(s) may result in a significant impairment loss. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the property, which could have a material adverse effect on our results of operations in the period in which the impairment charge is recorded. Management has recorded impairment charges related to certain properties in each of the years ended December 31, 2019, 2018, and 2017, and may record future impairments based on actual results and changes in circumstances. Negative developments in the real estate market may cause management to reevaluate the business and macro-economic assumptions used in its impairment analysis. Changes in management’s assumptions based on actual results may have a material impact on the Company’s financial statements. See “Critical Accounting Polices – Long-Lived Asset Impairment” in the Management’s Discussion and Analysis contained elsewhere in this prospectus for a discussion of real estate impairment charges.

Changes in accounting standards may materially and adversely affect us.

From time to time the Financial Accounting Standards Board (“FASB”), and the SEC, who create and interpret appropriate accounting standards, may change the financial accounting and reporting standards or their interpretation and application of these standards that will govern the preparation of our financial statements. These changes could materially and adversely affect our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could materially and adversely affect our tenants’ reported financial condition or results of operations and affect their preferences regarding leasing real estate.

We may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax-deferred contribution transactions in exchange for OP Units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of debt to the contributors to maintain their tax bases. As of June 30, 2020, we were party to tax protection agreements covering three properties. Based on values as of June 30, 2020, taxable sales of the applicable properties would trigger liability under the agreements of approximately $12.3 million. In addition, in connection with the Internalization, we entered into the Founding Owners’ Tax Protection Agreement. See “Certain Relationships and Related Party Transactions—Tax Protection Agreement.” These restrictions could limit our ability to sell certain assets or the OP (or our interest in the OP) at a time, or on terms, that would be favorable absent such restrictions.

Certain provisions of our leases or loan agreements may be unenforceable, which could materially and adversely affect us.

Our rights and obligations with respect to the leases at our properties, mortgage loans, or other loans are governed by written agreements. A court could determine that one or more provisions of such agreements are unenforceable, such as a particular remedy, a master lease covenant, a loan prepayment provision, or a provision governing our security interest in the underlying collateral of a borrower or lessee. We could be adversely impacted if this were to happen with respect to an asset or group of assets.

We may become subject to litigation, which could materially and adversely affect us.

In the future we may become subject to litigation, including, but not limited to, claims relating to our operations, past and future securities offerings, corporate transactions, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

A failure to maintain effective internal controls could materially and adversely affect us.

Effective internal controls over financial reporting, disclosures, and operations are necessary for us to provide reliable financial reports and public disclosures, effectively prevent fraud, and operate successfully. If we cannot provide reliable financial reports and public disclosures or prevent fraud, our reputation and operating results would be harmed. Our internal controls over financial reporting and our operating internal controls may not prevent or detect financial misstatements or loss of assets because of inherent limitations, including the possibility of human error, management override of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to financial statement accuracy, public disclosures, and safeguarding of assets. Any failure of these internal controls, including any failure to implement required new or improved controls as a result of changes to our business or otherwise, or if we experience difficulties in their implementation, could result in decreased investor confidence in the accuracy and completeness of our financial reports and public disclosures, civil litigation, or investigations by the SEC or other regulatory authorities, and we could fail to meet our reporting obligations, which could materially and adversely affect us.

A limited number of our leases may require us to pay property-related expenses that are not the obligations of our tenants, which could materially and adversely affect us.

Under the terms of substantially all of our leases, our tenants are responsible for the payment or reimbursement of property expenses such as real estate taxes, insurance, maintenance, repairs, and capital costs in addition to satisfying their rent obligations. Under the provisions of a limited number of our existing leases and leases that we may enter into in the future, however, we may be required to pay some or all of the expenses of the property, such as the costs of environmental liabilities, roof and structural repairs, real estate taxes, insurance, certain non-structural repairs, and maintenance. If our properties incur significant expenses that must be paid by us under the terms of our leases, our business, financial condition and results of operations may be adversely affected and the amount of cash available to meet expenses and to make distributions to our stockholders and unitholders may be reduced.

The costs of environmental contamination or liabilities related to environmental laws may materially and adversely affect us.

There may be known or unknown environmental liabilities associated with properties we previously owned, currently own, or may acquire in the future. Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from environmental matters, including the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under or migrating from such property, including costs to investigate or clean up such contamination and liability for personal injury, property damage, or harm to natural resources. Certain uses of some properties may have a heightened risk of environmental liability because of the hazardous materials used in performing services on those properties, such as industrial properties or auto parts and auto service businesses using petroleum products, paint, machine solvents, and other hazardous materials. We typically undertake customary environmental diligence prior to our acquisition of any property, including obtaining Phase I environmental site assessments. The Phase I environmental site assessments are limited in scope and therefore may not reveal all environmental conditions affecting a property. Therefore, there could be undiscovered environmental liabilities on the properties we own.

The known or potential presence of hazardous substances on a property may adversely affect our ability to sell, lease, or improve the property, or to borrow using the property as collateral. In addition, environmental laws may create liens on contaminated properties in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which they may be used or which businesses may be operated, and these restrictions may require substantial expenditures.

Our environmental liabilities may include property and natural resources damage, personal injury, investigation, and clean-up costs, among other potential environmental liabilities. These costs could be substantial. Although we may obtain insurance for environmental liability for certain properties that are deemed to warrant coverage, our insurance may be insufficient to address any particular environmental situation and we may be unable to continue to obtain insurance for environmental matters, at a reasonable cost or at all, in the future. If our environmental liability insurance is inadequate, we may become subject to material losses for environmental liabilities. Our ability to receive the benefits of any environmental liability insurance policy will depend on the financial stability of our insurance company and the position it takes with respect to our insurance policies. If we were to become subject to significant environmental liabilities, we could be materially and adversely affected.

Although our leases generally require our tenants to operate in compliance with all applicable federal, state, and local environmental laws, ordinances, and regulations, and to indemnify us against any environmental liabilities arising from the tenants’ activities on the property, we could nevertheless be subject to liability, as a current or previous owner of real estate, including strict liability, by virtue of our ownership interest and may be required to remove or remediate hazardous or toxic substances on, under, or in a property. Further, there can be no assurance that our tenants, or the guarantor of a lease, could or would satisfy their indemnification obligations under their leases. We may face liability regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination, or the party responsible for the contamination of the property. The cost of compliance or defense against claims from a contaminated property could materially and adversely affect us.

We could become subject to liability for asbestos-containing building materials in the buildings on our property, which could cause us to incur additional expenses.

Some of our properties may contain, or may have contained, asbestos-containing building materials. Environmental, health, and safety laws require that owners or operators of or employers in buildings with asbestos-containing materials (“ACM”) properly manage and maintain these materials, adequately inform or train those who may come into contact with ACM, and undertake special precautions, including removal or other abatement, in the event that ACM is disturbed during building maintenance, renovation, or demolition. These laws may impose fines and penalties on employers, building owners, or operators for failure to comply with these laws. In addition, third parties may seek recovery from employers, owners, or operators for personal injury associated with exposure to asbestos. If we become subject to any of these penalties or other liabilities as a result of ACM at one or more of our properties, it could have a material adverse effect on us.

Our properties may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, and others if property damage or personal injury occurs. Thus, conditions related to mold or other airborne contaminants could have a material adverse effect on us.

Risks Related to Investments in Real Estate

Our operating results are affected by economic and regulatory changes that impact the commercial real estate market in general.

Our core business is the ownership of commercial real estate that is net leased on a long-term basis to businesses in the industrial, healthcare, restaurant, office, and retail sectors. Accordingly, our performance is subject to risks generally attributable to the ownership of commercial real property, including:

•	inability to collect rents from tenants due to financial hardship, including bankruptcy, financial difficulties, or lease defaults by tenants;

•

changes in global, national, regional, or local economic, demographic, or real estate market conditions in the markets in which we operate, including the supply and demand for single-tenant space in the industrial, healthcare, restaurant, office, and retail sectors;

•	increased competition for real property investments targeted by our investment strategy;

•	changes in consumer trends and preferences that affect the demand for products and services offered by our tenants;

•	inability to lease or sell properties upon expiration or termination of existing leases and renewal of leases at lower rental rates;

•	the subjectivity of real estate valuations and changes in such valuations over time;

•	the illiquid nature of real estate compared to most other financial assets;

•	changes in laws, government rules, regulations, and fiscal policies, including changes in tax, real estate, environmental, and zoning laws;

•	changes in interest rates and availability of financing, including changes in the terms of available financing such as more conservative loan-to-value requirements and shorter debt maturities;

•	unexpected expenditures relating to physical or weather-related damage to properties;

•	the potential risk of functional obsolescence of properties over time;

•	acts of terrorism and war;

•	acts of God and other factors beyond our control; and

•	competition from other properties.

The factors described above are out of our control, and we are unable to predict future changes in such factors. Any negative changes in these factors may cause the value of our real estate to decline, which could materially and adversely affect us.

Global market and economic conditions may materially and adversely affect us and the ability of our tenants to make rental payments to us pursuant to our leases.

Our results of operations are sensitive to changes in the overall economic conditions that impact our tenants’ financial condition and leasing practices. Adverse economic conditions such as high unemployment levels, interest rates, tax rates, and fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants. During periods of economic slowdown, rising interest rates and declining demand for real estate may result in a general decline in rents or an increased incidence of defaults under existing leases. A lack of demand for rental space could adversely affect our ability to maintain our current tenants and gain new tenants, which may affect our growth and results of operations. Accordingly, a decline in economic conditions could materially and adversely affect us.

Our real estate investments are illiquid.

Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic, financial, investment, or other conditions may be limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objective by sale, other disposition, or refinancing at attractive prices within any given period of time, or we may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of the jurisdiction in which the property is located. Further, certain significant expenditures generally do not change in response to economic or other conditions, such as (i) debt service, (ii) real estate taxes, and (iii) operating and maintenance costs. The inability to dispose of a property at an acceptable price or at all, as well as the combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings and could have an adverse effect on our financial condition.

Inflation may materially and adversely affect us and our tenants.

Increased inflation could lead to interest rate increases that could have a negative impact on variable rate debt we currently have or that we may incur in the future. During times when inflation is greater than the increases in rent provided by many of our leases, rent increases will not keep up with the rate of inflation. Increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us, which in turn could materially and adversely affect us.

Natural disasters, terrorist attacks, other acts of violence or war, or other unexpected events could materially and adversely impact us.

Natural disasters, terrorist attacks, other acts of violence or war, or other catastrophic events (e.g., hurricanes, floods, earthquakes, or other types of natural disasters or wars or other acts of violence) could cause damage to our properties, materially interrupt our business operations (or those of our tenants), cause consumer confidence and spending to decrease, or result in increased volatility in the U.S. and worldwide financial markets and economy. Such occurrences also could result in or prolong an economic recession in the United States. We own properties in regions that have historically been impacted by natural disasters and it is probable such regions will continue to be impacted by such events. If a disaster occurs, we could suffer a complete loss of capital invested in, and any profits expected from, the affected properties. Any of these occurrences could materially and adversely affect us.

We face risks associated with climate change, which could materially and adversely impact us.

As a result of climate change, our properties in certain markets could experience increases in storm intensity, flooding, drought, wildfires, rising sea levels, and extreme temperatures. The potential physical impacts of climate change on our properties are uncertain and would be particular to the geographic circumstances in areas in which we own property. Over time, these conditions could result in volatile or decreased demand for certain of our properties or, in extreme cases, the inability of our tenants to operate the properties at all. Climate change may also have indirect effects on our business by increasing the cost of insurance (or making insurance unavailable), increasing the cost of energy at our properties, or requiring us to spend funds to repair and protect our properties against such risks. Moreover, compliance with new laws or regulations related to climate change, including compliance with “green” building codes or other laws or regulations relating to reduction of carbon footprints and/or greenhouse gas emissions, may require us to make improvements to our existing properties or increase taxes and fees assessed on us or our properties. Any of these occurrences could materially and adversely impact us.

Insurance on our properties may not adequately cover all losses and uninsured losses could materially and adversely affect us.

Our tenants are required to maintain comprehensive insurance coverage for the properties they lease from us pursuant to our net leases. Pursuant to such leases, our tenants are required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. All tenants are required to maintain casualty coverage and most carry limits at 100% of replacement cost. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism, or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged. In addition, if uninsured damages to a property occur or a loss exceeds policy limits and we do not have adequate cash to fund repairs, we may be forced to sell the property at a loss or to borrow capital to fund the repairs.

Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In that situation, the insurance proceeds received may not be adequate to restore our economic position with respect to the affected real property. Furthermore, in the event we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications without significant capital expenditures which may exceed any amounts received pursuant to insurance policies, as reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. The loss of our capital investment in or anticipated future returns from our properties due to material uninsured losses could materially and adversely affect us.

Our costs of compliance with laws and regulations may reduce the investment return of our stockholders.

All real property and the operations conducted on real property are subject to numerous federal, state, and local laws and regulations. We cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect us or our properties, including, but not limited to, environmental laws and regulations and the Americans with Disabilities Act (“ADA”). Compliance with new laws or regulations, or stricter interpretation of existing laws, may require us or our tenants to incur significant expenditures, impose significant liability, restrict or prohibit business activities, and could cause a material adverse effect on us.

Compliance with the ADA may require us to make unanticipated expenditures that materially and adversely affect us.

Our properties are subject to the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA and typically obligated under our leases to cover costs associated with compliance, if required changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected. We could be required to expend our own funds to comply with the provisions of the ADA, which could materially and adversely affect us.

Compliance with fire, safety, environmental, and other regulations may require us to make unanticipated expenditures that materially and adversely affect us.

We are required to operate our properties in compliance with fire and safety regulations, building codes, environmental regulations, and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and may be required to obtain approvals from various authorities with respect to our properties, including prior to acquiring a property or when undertaking improvements of any of our existing properties. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or improvements, or that additional regulations will not be adopted that increase such delays or result in additional costs. Additionally, failure to comply with any of these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. While we intend to only acquire properties that we believe are currently in substantial compliance with all regulatory requirements, these requirements may change and new requirements may be imposed which would require significant unanticipated expenditures by us and could materially and adversely affect us.

Risks Related to Debt Financing

As of June 30, 2020, on a pro forma basis, we had approximately $1.5 billion principal balance of indebtedness outstanding, which may expose us to the risk of default under our debt obligations.

As of June 30, 2020, on a pro forma basis, we had approximately $1.5 billion principal balance of indebtedness outstanding. We have incurred, and plan to incur in the future, financing through borrowings under term loans, senior notes, our Revolving Credit Facility, and mortgage loans secured by some or all of our properties. In some cases, the mortgage loans we incur are guaranteed by us, the OP, or both. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90% of our annual REIT taxable income (computed without regard to the dividends paid deduction and our net capital gains), or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for U.S. federal income tax purposes. Payments of principal and interest on borrowings may leave us with insufficient cash resources to meet our cash needs or make the distributions to our common stockholders currently contemplated or necessary to qualify as a REIT. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•

cash interest expense and financial covenants relating to our indebtedness, including a covenant in our Revolving Credit Facility that restricts us from paying distributions if an event of default exists, other than distributions required to maintain our REIT status, may limit or eliminate our ability to make distributions to our common stockholders;

•

we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon investment opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt bears interest at variable rates, increases in interest rates would increase our interest expense;

•

we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under any hedge agreements we enter into, such agreements may not effectively hedge interest rate fluctuation risk, and, upon the expiration of any hedge agreements we enter into, we would be exposed to then-existing market rates of interest and future interest rate volatility;

•	we may be forced to dispose of properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•

we may default on our obligations and the lenders or mortgagees may foreclose on our properties or our interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases;

•	we may be restricted from accessing some of our excess cash flow after debt service if certain of our tenants fail to meet certain financial performance metric thresholds;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

The occurrence of any of these events could materially and adversely affect us. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Disruptions in the financial markets and deteriorating economic conditions, due to COVID-19 or other factors, could adversely affect our ability to obtain debt financing on commercially reasonable terms and adversely impact our ability to implement our investment strategy and achieve our investment objectives.

The United States and global financial markets have experienced significant volatility and disruption in the past. During the mid-2000’s, there was a widespread tightening in overall credit markets, devaluation of the assets underlying certain financial contracts, and increased borrowing by governmental entities. The turmoil in the capital markets resulted in constrained equity and debt capital available for investment in the real estate market, resulting in fewer buyers seeking to acquire properties, increases in capitalization rates, and lower property values. Prior to the onset of the COVID-19 pandemic, capital had been more available, and the overall economy had improved. However, the deteriorating economic conditions arising from the pandemic have disrupted the financial markets and made debt financing for real estate transactions generally less available. Future events or sustained negative conditions may also reduce the availability of financing, make financing terms less attractive, as well as impact the value of our investments in properties. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our planned business activities or take other actions to fund our business activities and repayment of debt such as selling assets or reducing our cash distributions. Uncertainty in the credit markets also could negatively impact our ability to make acquisitions, make it more difficult or impossible for us to sell properties, or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing.

Market conditions could adversely affect our ability to refinance existing indebtedness on acceptable terms or at all, which could materially and adversely affect us.

We use external financing to refinance indebtedness as it matures and to partially fund our acquisitions. Credit markets may experience significant price volatility, displacement, and liquidity disruptions, including the bankruptcy, insolvency, or restructuring of certain financial institutions. As a result, we may be unable to fully refinance maturing indebtedness with new indebtedness, which could materially and adversely affect us. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. Higher interest rates on newly incurred debt may negatively impact us as well. If interest rates increase, our interest costs and overall costs of capital will increase, which could materially and adversely affect us and our ability to make distributions to our stockholders.

We may incur mortgage debt on a particular property, which may subject us to certain risks, and the occurrence of any such risk could materially and adversely affect us.

We may incur mortgage debt on a particular property, especially if we believe the property’s projected cash flow is sufficient to service the mortgage debt. In addition, incurring mortgage debt may increase the risk of loss since defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any of the proceeds. We may give full or partial guarantees to lenders to the OP or its affiliates. If we give a guaranty on behalf of the OP, we will be responsible to the lender for satisfaction of the debt if it is not paid by the OP. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one of our real properties may be affected by a default. If any of our properties are foreclosed upon due to a default, we could be materially and adversely affected.

An inability to refinance existing mortgage debt as it matures could materially and adversely affect us.

Since the mortgage loans secured by certain of our properties amortize over a period longer than their maturity, we will owe substantial amounts of principal on the maturity of such loans. If we cannot refinance these loans on favorable terms, more of our cash from operations may be required to service the loans, properties may have to be sold to fund principal repayments, or properties may be lost to foreclosure, which could materially and adversely affect us.

Failure to hedge effectively against interest rate changes may materially and adversely affect us.

To reduce our exposure to variable-rate debt, we enter into interest rate swap agreements to fix the rate of interest as a hedge against interest rate fluctuations on floating-rate debt. These arrangements involve risks and may not be effective in reducing our exposure to interest rate changes. In addition, the counterparties to any hedging arrangements we enter into may not honor their obligations. Failure to hedge effectively against changes in interest rates relating to the interest expense of our future floating-rate borrowings may materially and adversely affect us.

Our Revolving Credit Facility and term loan agreements contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting us.

We are subject to various financial and operational covenants and financial reporting requirements pursuant to the agreements we have entered into governing our Revolving Credit Facility, term loans, and senior notes. These covenants require us to, among other things, maintain certain financial ratios, including leverage, fixed charge coverage, and debt service coverage, among others. As of June 30, 2020, we believe we were in compliance with all of our loan covenants. Our continued compliance with these covenants depends on many factors and could be impacted by current or future economic conditions, and thus there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to cure or obtain a waiver from the lenders, could accelerate our repayment obligations and thereby have a material and adverse impact on us.

Further, these covenants, as well as any additional covenants to which we may be subject in the future because of additional borrowings, could cause us to forego investment opportunities, reduce or eliminate distributions to our common stockholders, or obtain financing that is more expensive than financing we could obtain if we were not subject to the covenants. Additionally, these restrictions may adversely affect our operating and financial flexibility and may limit our ability to respond to changes in our business or competitive environment, all of which may materially and adversely affect us.

Failure to maintain our current credit rating could materially and adversely affect our cost of capital, liquidity, and access to capital markets.

The spread we pay over London Interbank Offered Rate (“LIBOR”) for our unsecured credit facilities is determined based upon our credit rating. In March 2016, Moody’s assigned the OP an investment grade credit rating of Baa3 with a stable outlook, which was re-affirmed most recently in July 2020. The rating is based on a number of factors, including an assessment of our financial strength, portfolio size and diversification, credit and operating metrics, and sustainability of cash flow and earnings. If we are unable to maintain our current credit rating it could adversely affect our cost of capital, liquidity, and access to capital markets. Factors that could negatively impact our credit rating include, but are not limited to: a significant increase in our leverage on a sustained basis; a significant increase in the proportion of secured debt levels; a significant decline in our unencumbered asset base; and a significant decline in our portfolio diversification.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined.

As of June 30, 2020, on a pro forma basis, we had approximately $969.8 million of debt outstanding for which the interest rate was tied to LIBOR. Additionally, as of June 30, 2020, we had entered into interest rate swaps totaling $859.8 million that fix the LIBOR component of our debt through various tenors. On July 27, 2017, the Financial Conduct Authority (the “FCA”) that regulates LIBOR announced its intention to cease sustaining LIBOR after 2021. It is not possible to predict the effect of the FCA’s announcement, and there is currently no definitive information regarding the future utilization of LIBOR, including any changes in the methods by which LIBOR is determined, the frequency in which LIBOR is determined and published, or any other reforms to the determination and publication of LIBOR, or a potential transition from LIBOR to a successor benchmark. As such, the potential effect of any such event on our cost of capital cannot yet be determined and any changes to benchmark interest rates could increase our financing costs, which could impact our results of operations and cash flows.

The Alternative Reference Rates Committee (“ARRC”) has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for USD LIBOR in derivatives and other financial contracts. We are not able to predict whether LIBOR will cease to be available after 2021 or whether SOFR will replace LIBOR as the market benchmark. Any changes adopted by FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

We are monitoring and evaluating the related risks which arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. While we expect LIBOR to be available in substantially its current form until the end of 2021, it is possible that it will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified. We are in the process of reviewing our long-term debt agreements and interest rate swap contracts to identify those that do not contain fallback language to identify alternate interest rate indices that could be substituted for LIBOR should it be discontinued. All but one of our variable-rate term loan agreements contain such provisions. We plan to ensure that appropriate fallback language is included in future loan and swap contracts executed between now and 2021, and to amend existing contracts that extend beyond 2021 as necessary.

Risks Related to Our Organizational Structure

Our Charter contains provisions, including ownership and transfer restrictions, that may delay, discourage, or prevent a takeover or change of control transaction that could otherwise result in a premium price to our stockholders.

Our Charter contains various provisions that are intended to facilitate our qualification as a REIT. For example, our Charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding Common Stock (including our Class A Common Stock) unless exempted by our board of directors. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our Common Stock (including our Class A Common Stock) on terms that might be financially attractive to stockholders or which may cause a change in our management. In addition to deterring potential change of control transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders’ ability to sell their shares of our Common Stock (including our Class A Common Stock). As a result, these charter provisions may negatively impact the market price of our Common Stock (including our Class A Common Stock).

We may issue preferred stock or separate classes or series of Common Stock, which could adversely affect the holders of our Common Stock (including our Class A Common Stock).

Upon completion of this offering, our Charter will authorize us to issue up to 520,000,000 shares of stock, and our board of directors, without any action by our stockholders, may amend our Charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Holders of shares of our Common Stock (including our Class A Common Stock) do not have preemptive rights to acquire any shares issued by us in the future.

In addition, our board of directors may classify or reclassify any unissued shares of our Common Stock (including our Class A Common Stock) or preferred stock and establish the preferences, rights, and powers of any such stock. As a result, our board of directors could authorize the issuance of preferred stock or separate classes or series of Common Stock with terms and conditions that could have priority, with respect to distributions and amounts payable upon our liquidation, over the rights of our Common Stock (including our Class A Common Stock). The issuance of shares of such preferred or separate classes or series of Common Stock could dilute the value of an investment in shares of our Common Stock (including our Class A Common Stock). The issuance of shares of preferred stock or a separate class or series of Common Stock could provide the holders thereof with specified dividend payments and payments upon liquidation prior or senior to those of the Common Stock (including our Class A Common Stock), and could also have the effect of delaying, discouraging, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our Common Stock (including our Class A Common Stock).

Termination of the Employment Agreements with certain members of our senior management team could be costly.

The Employment Agreements with certain members of our senior management team provide that if their employment with us terminates under certain circumstances (including in connection with a change in control of our Company), we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment.

We may experience adverse consequences as a result of the Internalization.

The Internalization closed on February 7, 2020, through which we acquired the entities that previously performed advisory and management services for us. The Internalization involved the termination of contractual arrangements with BRE, the onboarding of employees by us, and the assumption of contractual relationships and integration of services by us. There is no guarantee that the Internalization will be successful or achieve the results in the timeframe we expect or at all. In addition, as a self-managed REIT, we may encounter unforeseen costs, expenses, and difficulties associated with providing these services on a self-advised basis, which may materially adversely affect us.

Our ability to recover any loss that we may suffer as a result of the Internalization may be limited.

On November 11, 2019, we, the OP, BRE, certain of BRE’s shareholders, and other related parties entered into the Merger Agreement relating to the Internalization. The Merger Agreement contained customary representations and warranties, including representations from BRE regarding, among other things, its organization, capitalization, operations, taxes, employee matters, and liabilities (including those, if any, retained by BRE in connection with the sale of the Unrelated Businesses). The representations and warranties of the parties in the Merger Agreement did not survive the closing of the Internalization and any alleged inaccuracies in or breaches of these representations and warranties, including those made by BRE to us, will not serve as the basis for any post-closing indemnification claims. We purchased a representations and warranties insurance policy against which we will be able to make claims in the event that the representations and warranties of BRE or other parties to us prove to have been inaccurate. The insurance policy is subject to exceptions and limitations, and there can be no assurance that we would be able to successfully recover any loss that we may suffer arising from a breach of a representation or warranty under the Merger Agreement, and as a result, we may be materially adversely affected.

Our board of directors may change our investment and financing policies without stockholder approval, which could materially and adversely alter the nature of an investment in us.

The methods of implementing our investment policies and strategy may vary as new real estate development trends emerge, new investment techniques are developed, and market conditions evolve. Our investment and financing policies are exclusively determined by our board of directors and senior management team. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Although we are not required to maintain a particular leverage ratio, we generally intend to maintain on a sustained basis a level of net debt that is generally less than six times our annualized adjusted EBITDAre. However, from time to time, our ratio of net debt to our annualized adjusted EBITDAre may exceed six times. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged, which could result in an increase in our debt service costs and obligations. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations, and liquidity risk. Changes to our policies with regard to the foregoing could materially and adversely affect us.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director of a Maryland corporation will not have any liability in that capacity if he or she performs his or her duties in accordance with the applicable standard of conduct. Our Charter limits the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Therefore, our directors and officers are subject to monetary liability resulting only from:

•	actual receipt of an improper benefit or profit in money, property, or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

As a result, we and our stockholders have rights against our directors and officers that are more limited than might otherwise exist. Accordingly, in the event that actions taken by any of our directors or officers impede the performance of our Company, your and our ability to recover damages from such director or officer will be limited. Our Charter and Second Amended and Restated Bylaws also require us to indemnify and advance expenses to our directors and our officers for losses they may incur by reason of their service in those capacities subject to any limitations under Maryland law or in our Charter. Moreover, we have entered into separate indemnification agreements with each of our directors and executive officers. As a result, we and our stockholders may have more limited rights against these persons than might otherwise exist under common law, which could reduce our stockholders’ and our recovery against such persons. In addition, we may be obligated to fund the defense costs incurred by these persons in some cases, which would reduce the cash available for distributions.

We are a holding company with no direct operations and rely on funds received from the OP to pay liabilities.

We are a holding company and conduct substantially all of our operations through the OP. We do not have, apart from an interest in the OP, any independent operations. As a result, we rely on distributions from the OP to pay any distributions we might declare on shares of our Common Stock (including our Class A Common Stock). We will also rely on distributions from the OP to meet any of our obligations, including any tax liability on taxable income allocated to us from the OP. In addition, because we are a holding company, your claims as stockholders are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation, or reorganization, our assets and those of the OP and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and the OP and its subsidiaries’ liabilities and obligations have been paid in full.

Our UPREIT structure may result in potential conflicts of interest between the interests of our stockholders and members in the OP, which may materially and adversely impede business decisions that could benefit our stockholders.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the OP or any future member thereof, on the other. Our directors and officers have duties to our Company under applicable Maryland law in connection with the management of our Company. At the same time, we, as the managing member of the OP, will have fiduciary duties and obligations to the OP and its members under New York law and the limited liability company agreement of the OP in connection with the management of the OP. Our fiduciary duties and obligations, as the managing member of the OP, and its members may come into conflict with the duties of our directors and officers to our Company.

While we intend to avoid situations involving conflicts of interest, there may be situations in which the interests of the OP may conflict with the interests of us. Our activities specifically authorized by or described in the OP Agreement may be performed by us and will not, in any case or in the aggregate, be deemed a breach of the OP Agreement or any duty owed by us to the OP or any member. In exercising our authority under the OP Agreement, we may, but are under no obligation to, take into account the tax consequences of any action we take. We and the OP have no liability to a non-managing member under any circumstances as a result of an income tax liability incurred by such non-managing member as a result of an action (or inaction) by us pursuant to our authority under the OP Agreement.

The OP Agreement provides that the managing member will not be liable to the OP, its members, or any other person bound by the OP Agreement for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the OP or any member, except for liability for the member’s gross negligence or willful misconduct. Moreover, the OP Agreement provides that the OP is required to indemnify the managing member, its affiliates, and certain related persons, and any manager, officer, stockholder, director, member, employee, representative, or agent of the managing member or its affiliates from and against any and all claims that relate to the operations of the OP, except if (1) the act was committed in bad faith, (ii) the act was the result of active and deliberate dishonesty and was material to the cause of action involved, or (iii) it personally gained in fact a financial income or other advantage to which it was not entitled under law.

We are an “emerging growth company,” and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Common Stock (including our Class A Common Stock) less attractive to investors, which could make the market price and trading volume of our Common Stock (including our Class A Common Stock) more volatile and decline significantly.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenue of $1.07 billion or more (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer.” We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of Sarbanes-Oxley requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An attestation report by our auditor would require additional procedures by them that could detect problems with our internal control over financial reporting that are not detected by management. If our system of internal control over financial reporting is not determined to be appropriately designed or operating effectively, it could require us to restate financial statements, cause us to fail to meet reporting obligations, and cause investors to lose confidence in our reported financial information, all of which could lead to a significant decline in the market price of our Common Stock (including our Class A Common Stock). The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act, for complying with new or revised accounting standards. However, we have chosen to “opt out” of this extended transition period and, as a result, we will comply with new or revised accounting standards on or prior to the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We cannot predict if investors will find our Common Stock or our Class A Common Stock, as applicable, less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our Common Stock or Class A Common Stock, as applicable, less attractive as a result, there may be a less active, liquid, and/or orderly trading market for our Common Stock (including our Class A Common Stock) and the market price and trading volume of our Common Stock (including our Class A Common Stock) may be more volatile and decline significantly.

The value of an investment in our Common Stock (including our Class A Common Stock) may be reduced if we are required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and, if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, the OP, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that would impose significant and onerous limitations on our operations, as well as require us to comply with various reporting, record keeping, voting, proxy disclosure, and other rules and regulations that would significantly alter our operations and significantly increase our operating expenses.

We believe that we, the OP, and the subsidiaries of the OP do not and will not fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act as we intend to invest primarily in real property through our wholly or majority-owned subsidiaries. Accordingly, we believe that we and the OP are and will be primarily engaged in the non-investment company business of such subsidiaries and therefore will not fall within the aforementioned definition of investment company.

To ensure that neither we nor any of our subsidiaries, including the OP, are required to register as an investment company, each entity may be unable to sell assets that it would otherwise want to sell and may need to sell assets that it would otherwise wish to retain. In addition, we, the OP, or our subsidiaries may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, the OP, and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition and disposition, any of these entities may not be able to remain outside the definition of investment company or maintain an exclusion from the definition of investment company. If we, the OP, or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would materially and adversely affect us and the value of our Common Stock (including our Class A Common Stock).

We elected to qualify to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations, beginning with our taxable year ended December 31, 2008. We believe that we have been organized and operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes commencing with such year, and we intend to continue operating in such a manner. However, we cannot assure you that we have qualified as a REIT, or that we will remain qualified as such in the future. If we lose our REIT status, we will face significant tax consequences that would substantially reduce our cash available for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at the corporate rate;

•	we also could be subject to the federal alternative minimum tax for taxable years beginning before January 1, 2018, and increased state and local income taxes;

•

unless we are entitled to relief under applicable statutory provisions of the Code, we could not elect to be taxed as a REIT for four taxable years following the year during which qualification was lost; and

•

for the five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, we would be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. If this occurs, we may need to borrow funds or liquidate some of our properties in order to pay any applicable taxes. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to execute our growth strategy and raise capital, and could materially and adversely affect the trading price of our Common Stock (including our Class A Common Stock).

Qualification as a REIT involves the application of technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gains. In addition, legislation, new regulations, administrative interpretations, or court decisions may materially and adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes, or the desirability of an investment in a REIT relative to other investments.

Even if we remain qualified as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we remain qualified as a REIT for U.S. federal income tax purposes, we may still be subject to some U.S. federal, state, and local income, property, and excise taxes on our income or property. For example:

•

In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (computed without regard to the dividends paid deduction and our net capital gain), and to the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (computed without regard to the dividends paid deduction and including our net capital gain), we will be subject to U.S. federal corporate income tax on the undistributed income, as well as applicable state and local income taxes.

•

If we should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts we retained and upon which we paid U.S. federal income tax at the corporate level.

•

If we have (i) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, we will be subject to tax at the U.S. federal corporate income tax rate on such income. To the extent that income from “foreclosure property” is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable.

•

If we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for certain statutory safe harbors), such income will be subject to a 100% tax.

•

We may be subject to tax on gain recognized in a taxable disposition of assets acquired from a non-REIT C corporation by way of a carryover basis transaction, when such gain is recognized on a disposition of an asset during a 5-year period beginning on the date on which we acquired the asset. To the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the federal corporate income tax rate. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period.

•

We may perform additional, non-customary services for tenants of our buildings through a taxable REIT subsidiary (“TRS”), including real estate or non-real estate related services; however, any earnings that exceed allowable limits related to such services are subject to federal and state income taxes.

In addition, TRSs will be subject to tax as regular corporations in the jurisdictions in which they operate.

If the OP fails to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that the OP will be treated as a partnership for U.S. federal income tax purposes. As a partnership, the OP would generally not be subject to U.S. federal income tax on its income. Instead, for U.S. federal income tax purposes, if the OP is treated as a partnership, each of its partners, including us, would be allocated, and may be required to pay tax with respect to, such partner’s share of its income. The OP may be required to determine and pay an imputed underpayment of tax (plus interest and penalties) resulting from an adjustment of the OP’s items of income, gain, loss, deduction, or credit at the partnership level. We cannot assure you that the IRS will not challenge the status of the OP or any other subsidiary partnership in which we own an interest as a disregarded entity or partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the OP or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of the OP or any subsidiary partnerships to qualify as a disregarded entity or partnership could cause it to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To satisfy the REIT distribution requirements, we may be forced to take certain actions to raise funds if we have insufficient cash flow which could materially and adversely affect us and the trading price of our Common Stock (including our Class A Common Stock).

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, computed without regard to the dividends paid deduction and our net capital gains, and we will be subject to corporate income tax on our undistributed taxable income to the extent that we distribute less than 100% of our REIT taxable income each year, computed without regard to the dividends paid deduction. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to satisfy these distribution requirements to maintain our REIT status and avoid the payment of income and excise taxes, we may need to take certain actions to raise funds if we have insufficient cash flow, such as borrowing funds, raising additional equity capital, selling a portion of our assets or finding another alternative to make distributions to our stockholders. We may be forced to take those actions even if the then-prevailing market conditions are not favorable for those actions. This situation could arise from, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures or other non-deductible expenses, the creation of reserves, or required debt or amortization payments. Such actions could increase our costs and reduce the value of our Common Stock (including our Class A Common Stock). These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our Common Stock (including our Class A Common Stock), and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect us and the trading price of our Common Stock (including our Class A Common Stock).

Further, to qualify as a REIT, we must also satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT Requirements (as defined below in “Material U.S. Federal Income Tax Considerations—Taxation of our Company”) may hinder our ability to operate solely on the basis of maximizing profits.

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status or require us to make an unexpected distribution.

We may purchase properties and lease them back to the sellers of such properties. The IRS may take the position that certain of these sale-leaseback transactions that we treat as leases are not “true leases” but are, instead, financing arrangements or loans for U.S. federal income tax purposes.

If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests, the income tests, or distribution requirements and consequently lose our REIT status effective with the year of re-characterization unless we elect to make an additional distribution to maintain our REIT status. The primary risk relates to the disallowance of deductions for depreciation and cost recovery relating to such property, which could affect the calculation of our REIT taxable income and could cause us to fail the REIT distribution requirement that requires a REIT to distribute at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and any net capital gain. In this circumstance, we may elect to distribute an additional dividend of the increased taxable income so as not to fail the REIT distribution test. This distribution would be paid to all stockholders at the time of declaration rather than the stockholders that held our shares in the taxable year affected by the re-characterization.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts, and estates is 20%. Ordinary dividends payable by REITs, however, generally are not eligible for the 20% rate applicable to “qualified dividends” except to the extent the REIT dividends are attributable to “qualified dividends” received by the REIT itself or generally attributable to income upon which we (or a predecessor) have paid U.S. federal corporate income tax. However, for non-corporate U.S. stockholders, ordinary dividends payable by REITs that are not designated as capital gain dividends or treated as “qualified dividends” generally are eligible for a deduction of 20% of the amount of such ordinary REIT dividends, for taxable years beginning before January 1, 2026. More favorable rates will nevertheless continue to apply for regular corporate “qualified dividends.” Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the 20% rate continues to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may regard investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Complying with the REIT Requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into to manage the risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, or from certain terminations of such hedging positions, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of the 75% and 95% gross income tests. See “Material U.S. Federal Income Tax Considerations.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because any TRS in which we own an interest may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any TRS in which we own an interest will generally not provide any tax benefit, except that such losses may only be carried forward and may only be deducted against 80% of future taxable income in such TRS. However, under the CARES Act, losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may generally be carried back up to five taxable years preceding the tax year of such loss and the 80% limitation is eliminated for taxable years beginning before January 1, 2021, during which such losses may offset 100% of taxable income.

Complying with the REIT Requirements may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income, and the amounts we distribute to our stockholders. See “Material U.S. Federal Income Tax Considerations.” In connection with the Internalization, we were treated as having acquired substantial amounts of goodwill that may not qualify for the 75% asset test. Compliance with these limitations, particularly given the goodwill that we acquired in the Internalization, may hinder our ability to make, and, in certain cases, maintain ownership of certain attractive investments that might not qualify for the 75% asset test. If we fail to comply with the REIT asset test requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. These actions could have the effect of reducing our income, increasing our income tax liability, and reducing amounts available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments (or, in some cases, forego the sale of such investments) that would be otherwise advantageous to us in order to satisfy the REIT Requirements. Accordingly, satisfying the REIT Requirements could materially and adversely affect us. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income, or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

In certain circumstances, we may be liable for certain tax obligations of certain of the members of the OP.

In certain circumstances, we may be liable for tax obligations of certain of the members of the OP. In connection with certain UPREIT transactions, we have entered or will enter into tax protection agreements under which we have agreed to indemnify members of the OP against adverse tax consequences if we were to sell, convey, transfer, or otherwise dispose of our assets in taxable transactions, with specific exceptions and limitations. Pursuant to the tax protection agreements, we have also agreed to ensure that such members of the OP are allocated minimum amounts of the OP’s indebtedness. If we fail to meet our obligations under the tax protection agreements, we may be required to reimburse those members of the OP for the amount of the tax liabilities they incur, subject to certain limitations. We may enter into additional tax protection agreements in the future in connection with other UPREIT transactions. Although it may be in our stockholders’ best interest that we sell a property, it may be economically disadvantageous for us to do so because of these obligations. In order to limit our exposure to a tax obligation, our use of proceeds from any sales or dispositions of certain properties will be limited. With respect to the existing tax protection agreements with property contributors (excluding the Internalization), as of June 30, 2020, our potential indemnification obligation for the taxable sale of those properties is approximately $12.3 million.

In connection with the Internalization, we entered into the Founding Owners’ Tax Protection Agreement, pursuant to which we have agreed to indemnify the Founding Owners against the applicable income tax liabilities resulting from: (1) the sale, exchange, transfer, conveyance, or other disposition of the assets of BRE that we acquired in the Internalization (the “Contributed Property”) in a taxable transaction prior to February 7, 2030; and (2) our failure to offer the Founding Owners the opportunity to guarantee specific types of the OP’s indebtedness in order to enable them to continue to defer the applicable income tax liabilities associated with the allocation of that indebtedness. Our maximum liability under the Founding Owners’ Tax Protection Agreement is capped at $10 million. The aggregate built-in gain on the Contributed Property that would be allocable to the Founding Owners is estimated to be approximately $128.6 million.

The Blocker Corp Mergers may have adverse tax consequences.

As a general matter, notwithstanding that we qualify to be taxed as a REIT for U.S. federal income tax purposes, if we acquire appreciated assets from a non-REIT C corporation in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we will be subject to entity-level tax on any gain recognized in connection with a disposition (such as a taxable sale) of any such assets during the 5-year period following such acquisition. In addition, in order to qualify as a REIT, we must not have, at the end of any taxable year, any earnings and profits accumulated in a non-REIT year.

Because each of Trident BRE Holdings I, Inc. and Trident BRE Holdings II, Inc. (the “Blocker Corps”) were taxable as a non-REIT C corporation and we acquired their appreciated assets in connection with the Internalization in transactions (the “Blocker Corp Mergers”) in which the adjusted tax basis of the assets in our hands was determined by reference to the adjusted tax basis of the assets in the hands of each of the Blocker Corps prior to the Blocker Corp Mergers, we will be subject to corporate income tax on the “built-in gain” with respect to the Blocker Corps’ assets at the time of the Blocker Corp Mergers if we dispose of those assets in a taxable transaction within five years following the Blocker Corp Mergers. This built-in gain is measured by the difference between the value of the Blocker Corps’ assets at the time of the Blocker Corp Mergers and the adjusted basis in those assets. We estimate this built-in gain to be approximately $44.6 million. The assets of the Blocker Corps we acquired in the Blocker Corp Mergers are the Blocker Corps’ interests in BRE. When BRE merged into the OP in a tax-deferred transaction and the Blocker Corps received OP Units, the built-in gain associated with the Blocker Corps’ assets became represented as part of an intangible asset on our balance sheet. The disposition of that intangible asset in a taxable transaction within five years following the Blocker Corp Mergers could trigger a corporate income tax on that built-in gain. The most likely transaction in which that intangible asset is disposed of would be a sale of the OP (or our interest in the OP) in a taxable transaction. Thus, if the OP (or our interest in the OP) is sold in a taxable transaction within five years following the Blocker Corp Mergers, we could incur a corporate income tax on approximately $44.6 million of built-in gain.

Because the Blocker Corps were each taxable as a regular C corporation, we succeeded to any earnings and profits accumulated by the Blocker Corps for taxable periods prior to and including the Blocker Corp Mergers, referred to as “C corporation earnings and profits.” To qualify as a REIT, we cannot have any C corporation earnings and profits at the end of any taxable year. We estimate the C corporation earnings and profits of the Blocker Corps to be approximately $14.2 million in total at the time of the Blocker Corp Mergers and we expect to utilize a nationally recognized accounting firm to prepare a study to assist management in confirming that calculation. During 2020, we expect to make sufficient distributions in excess of our earnings and profits (including the C corporation earnings and profits from the Blocker Corps) so we will not have to pay a special dividend to eliminate such C corporation earnings and profits. In effect, the inclusion of the C corporation earnings and profits from the Blocker Corps increased the portion of our distributions during 2020 that are taxable as dividends. However, if we were determined to succeed to more C corporation earnings and profits as a result of the Blocker Corp Mergers or we were to have less distributions than expected during 2020, we may have to pay a special dividend and/or employ applicable deficiency dividend procedures to eliminate such earnings and profits. If we need to make a special dividend or pay a deficiency dividend and do not otherwise have cash on hand to do so, we may need to (i) sell assets at unfavorable prices, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures, or repayment of debt, or (iv) make a taxable distribution of Common Stock (or Class A Common Stock, as applicable) as part of a distribution in which stockholders may elect to receive Common Stock (or Class A Common Stock, as applicable) or cash (subject to a limit measured as a percentage of the total distribution), in order to comply with REIT Requirements. These alternatives could increase our costs or reduce our equity. In addition, if we were to rely upon the remedial deficiency dividend procedures, we would be required to pay interest based on the amount of any such deficiency dividends.

In addition to the foregoing, as a result of the Blocker Corp Mergers, we inherited any liability with respect to unpaid taxes of each of the Blocker Corps for any periods prior to the Blocker Corp Mergers.

Changes to the U.S. federal income tax laws, including the recent enactment of certain tax reform measures, could have a material and adverse effect on us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury, which may result in revisions to regulations and interpretations in addition to statutory changes. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted.

In particular, Public Law No. 115-97, commonly referred to as the Tax Cuts and Jobs Act of 2017 (the “TCJA”), for which only limited guidance has been issued to date, significantly reforms the Code with respect to the taxation of both individuals and corporate entities, and there are numerous interpretive issues and ambiguities that are not yet clearly addressed, which require further guidance, including possibly in some cases, technical corrections. It is unclear if and when such guidance will be forthcoming, or in the case of technical corrections, will be enacted. Future regulatory guidance and legislation may significantly affect the impact of the TCJA. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our Common Stock (including our Class A Common Stock).

While some of the changes made by the TCJA may adversely affect us, other changes may be beneficial on a going forward basis. The TCJA made numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. In addition, on March 27, 2020, Public Law No. 116-136, known as the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act, among other things, modifies certain provisions of the TCJA. See “—Legislative or Other Actions Affecting REITs.”

There may also be future changes in U.S. federal tax laws, regulations, rules, and judicial and administrative interpretations applicable to us and our business, the effect of which cannot be predicted. Our stockholders and prospective investors are urged to consult with their own tax advisors with respect to the TCJA, the CARES Act and the status of other legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in shares of our Common Stock (including our Class A Common Stock).

Risks Related to this Offering and Ownership of Our Common Stock (Including Our Class A Common Stock)

There has been no public market for our Common Stock (including our Class A Common Stock) prior to this offering and an active trading market for our Common Stock (including our Class A Common Stock) may not develop following this offering.

Prior to this offering, there has been no public market for our Common Stock or our Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our Class A Common Stock (or Common Stock, following the Class A Conversion) will be resold at or above the initial public offering price. Our Class A Common Stock has been approved for listing, subject to notice of issuance, on the NYSE upon completion of this offering, and our Common Stock has been approved for listing, subject to notice of issuance, effective as of the Class A Conversion. The initial public offering price of our Class A Common Stock was determined by agreement among us and the underwriters, but there can be no assurance that our Class A Common Stock, or Common Stock, as applicable, will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The initial public offering price does not necessarily bear any relationship to our book value, assets, or financial condition; the prices at which we previously sold our Common Stock in private offerings; or any other established criteria of value and may not be indicative of the market price for our Common Stock or our Class A Common Stock after this offering. The price at which our Common Stock or our Class A Common Stock trades after the completion of this offering and the price at which our Common Stock trades following the Class A Conversion may be lower than the price at which the underwriters sell Class A Common Stock in this offering. The market value of our Common Stock or our Class A Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Common Stock or our Class A Common Stock in the future, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance, and general stock and bond market conditions. If a robust public market for our Common Stock or our Class A Common Stock does not develop, you may have difficulty selling shares of our Common Stock or our Class A Common Stock, as applicable, which could adversely affect the price that you receive for such shares.

The market price and trading volume of shares of our Common Stock (including our Class A Common Stock) may be volatile following this offering.

The market price of shares of our Class A Common Stock and Common Stock following the Class A Conversion may fluctuate. In addition, the trading volume in shares of our Common Stock and Class A Common Stock, as applicable, may fluctuate and cause significant price variations to occur. Historically, these changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Common Stock and our Class A Common Stock, as applicable, could fluctuate based upon factors that have little or nothing to do with us in particular. If the market price of shares of our Common Stock and our Class A Common Stock, as applicable, declines significantly, you may be unable to resell your shares of our Common Stock or Class A Common Stock, as applicable, at or above the public offering price. We cannot assure you that the market price of shares of our Class A Common Stock or Common Stock following the Class A Conversion will not fluctuate or decline significantly, including a decline below the public offering price, in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the market price or trading volume of shares of our Common Stock (including our Class A Common Stock) include:

•	actual or anticipated declines in our quarterly operating results or distributions;

•	changes in government regulations;

•	changes in laws affecting REITs and related tax matters;

•	the announcement of new contracts by us or our competitors;

•	reductions in our FFO, AFFO, or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of shares of our Common Stock or our Class A Common Stock to demand a higher yield;

•

the Class A Conversion, pursuant to which our existing Common Stock will become listed on the NYSE and freely tradeable, and the expiration or early release of the lock-up agreements entered into with the underwriters by certain parties described elsewhere in this prospectus under “Shares Eligible for Future Sale—Lock-up Agreements”;

•	future equity issuances, or the perception that they may occur, including issuances of Common Stock upon exercise or vesting of equity awards or redemption of OP Units;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	speculation in the press or investment community; and

•	the realization of any of the other risk factors presented in this prospectus.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy, and our ability to make distributions to our stockholder.

We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.

We intend to make cash distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. However, we may not be able to continue to generate sufficient cash flow from our properties to permit us to make the distributions we expect. Our ability to continue to make distributions in the future may be adversely affected by the risk factors described in this prospectus. We can provide no assurance that we will be able to make or maintain distributions and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to our common stockholders. For instance, our Revolving Credit Facility contains provisions that restrict us from paying distributions if an event of default exists, other than distributions required to maintain our REIT status. We can give no assurance that rents from our properties will increase, or that future acquisitions of real properties or other investments will increase our cash available for distributions to stockholders. In addition, any distributions will be authorized at the sole discretion of our board of directors, and their form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, and such other factors as our board of directors deems relevant.

Distributions are expected to be based upon our FFO, AFFO, financial condition, cash flows and liquidity, debt service requirements, and capital expenditure requirements for our properties. If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. Our inability to make distributions, or to make distributions at expected levels, could result in a decrease in trading price of our Class A Common Stock or Common Stock following the Class A Conversion.

We may change the dividend policy for our Common Stock (including our Class A Common Stock) in the future.

The decision to declare and pay dividends on our Common Stock (including our Class A Common Stock), as well as the form, timing, and amount of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law, and such other factors as our board of directors considers relevant. Any change in our dividend policy could have a material adverse effect on the market price of our Common Stock (including our Class A Common Stock).

Increases in market interest rates may result in a decrease in the value of shares of our Common Stock (including our Class A Common Stock).

One of the factors that will influence the price of shares of our Common Stock (including our Class A Common Stock) will be the distribution yield on shares of our Common Stock (including our Class A Common

Stock) (as a percentage of the price of shares of our Common Stock (including our Class A Common Stock)) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Common Stock (including our Class A Common Stock) to expect a higher distribution yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the per share trading price of our Common Stock (including our Class A Common Stock) to decrease.

This offering is expected to be dilutive to earnings, and there may be future dilution to earnings related to shares of our Common Stock (including our Class A Common Stock).

On a pro forma basis, we expect that this offering will have a dilutive effect on our expected earnings per share and FFO per share. The actual amount of dilution cannot be determined at this time and will be based upon numerous factors. The market price of shares of our Common Stock (including our Class A Common Stock) could decline as a result of issuances or sales of a large number of shares of our Common Stock (including our Class A Common Stock) in the market after this offering or the perception that such issuances or sales could occur. Additionally, future issuances or sales of substantial amounts of shares of our Common Stock (including our Class A Common Stock) may be at prices below the initial public offering price of the shares of our Class A Common Stock offered by this prospectus and may result in further dilution in our earnings and FFO per share and/or materially and adversely impact the per share trading price of our Common Stock (including our Class A Common Stock).

Future offerings of debt, which would be senior to shares of our Common Stock (including our Class A Common Stock) upon liquidation, and/or preferred equity securities that may be senior to shares of our Common Stock (including our Class A Common Stock) for purposes of distributions or upon liquidation, may materially and adversely affect the market price of shares of our Common Stock (including our Class A Common Stock).

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities (or causing the OP to issue debt securities). Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to our stockholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our Common Stock (including our Class A Common Stock) and may result in dilution to owners of our Common Stock (including our Class A Common Stock). Our stockholders are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our right to make distributions to our stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Our stockholders bear the risk of our future offerings reducing the per share trading price of our Common Stock (including our Class A Common Stock).

Sales of substantial amounts of our Common Stock (including our Class A Common Stock) in the public markets, or the perception that they might occur, or the pending Class A Conversion could reduce the price of our Common Stock (including our Class A Common Stock).

Upon the completion of this offering, we expect to have outstanding a total of 141,272,608 shares of our Common Stock (including our Class A Common Stock), or 146,297,608 shares if the underwriters exercise in full their option to purchase additional shares. Prior to this offering, neither our Class A Common Stock nor our Common Stock was listed on any national securities exchange and the ability of stockholders to liquidate their investments was limited. Additionally, our share redemption program was terminated as of January 10, 2020. As a result, there may be increased demand to sell shares of our Common Stock upon the Class A Conversion, at which time shares of our Common Stock owned by the continuing investors will be listed on the NYSE and freely tradable. A large volume of sales of shares (or short sales) of our Common Stock (or our Class A Common Stock prior to the Class A Conversion) could decrease the prevailing market price of our Common Stock or our Class A Common Stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Common Stock or our Class A Common Stock are not effected, the mere perception of the possibility of these sales could depress the market price of our Common Stock or our Class A Common Stock and have a negative effect on our ability to raise capital in the future.

The shares of our Class A Common Stock that we are selling in this offering may be resold immediately in the public market unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act. The Common Stock and OP Units issued as consideration in connection with the Internalization are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. The Trident Owners and the Founding Owners (as well as our directors and officers) have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their Common Stock (including any Class A Common Stock) or OP Units (which may be exchanged for our Common Stock) from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the underwriters’ prior written consent. As a result of the Registration Rights Agreement, however, all of these shares, including Common Stock that may be issued in exchange for OP Units, may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Transactions—Registration Rights Agreement.” Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause the market price of our Common Stock or our Class A Common Stock to fall or make it more difficult for you to sell your Class A Common Stock (or your Common Stock, as applicable) at a time and price that you deem appropriate.

Sales of substantial amounts of our capital stock in the public markets may dilute your voting power and your ownership interest in us.

Upon completion of this offering, our Charter will provide that we may issue up to 500,000,000 shares of Common Stock, of which 60,000,000 will be designated as Class A Common Stock and 440,000,000 will be shares of Common Stock without further designation, and 20,000,000 shares of preferred stock, $0.001 par value per share. Moreover, under Maryland law and as provided in our Charter, a majority of our entire board of directors has the power to amend our Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our Common Stock or our Class A Common Stock, securities convertible or exchangeable into Common Stock, or shares of our preferred stock may dilute the ownership interest of our common stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us.

A lack of research analyst coverage or restrictions on the ability of analysts associated with the co-managers of this offering to publish during certain time periods, including when we report our results of operations, could materially and adversely affect the trading price and liquidity of our Common Stock or our Class A Common Stock.

We cannot assure you that research analysts, including those associated with the underwriters of this offering, will initiate or maintain research coverage of us or our Class A Common Stock or, following the Class A Conversion, our Common Stock. In addition, regulatory rules prohibit research analysts associated with the co-managers of this offering from publishing or otherwise distributing a research report or from making a public appearance regarding us for 15 days prior to and after the expiration, waiver, or termination of any lock-up agreement that we or certain of our stockholders have entered into with the underwriters of this offering. Accordingly, it could be the case that research concerning our results of operations or the possible effects on us of significant news or a significant event will not be published or will be published on a delayed basis. A lack of research or the inability of certain research analysts to publish research relating to our results of operations or significant news or a significant event in a timely manner could materially and adversely affect the trading price and liquidity of our Common Stock or our Class A Common Stock.

Certain participants in our directed share program must hold their shares for a minimum of 180 days following the date of this prospectus and, accordingly, will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 5% of the shares of our Class A Common Stock to be offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, friends, family, and business associates. Purchasers of these shares who have entered into a lockup agreement with the underwriters in connection with this offering will be required to agree that they will not, subject to certain exceptions, dispose of or hedge any of such shares of Class A Common Stock or Common Stock held by them for at least 180 days after the date of this prospectus. As a result of the lockup restriction, these purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect. In addition, the price of our Common Stock, including shares issued upon the Class A Conversion in respect of shares of Class A Common Stock, may decrease following the expiration of the lockup period if there is an increase in the number of shares for sale in the market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views regarding our business, financial performance, growth prospects and strategies, market opportunities, and market trends. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words. All of the forward-looking statements included in this prospectus are subject to various risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results, performance, and achievements could differ materially from those expressed in or by the forward-looking statements and may be affected by a variety of risks and other factors. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from such forward-looking statements. These factors include, but are not limited to, those factors described in “Risk Factors” beginning on page 33 of this prospectus. The “Risk Factors” section should not be construed as exhaustive and should be read in conjunction with other cautionary statements included elsewhere in this prospectus.

You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results, performance, and achievements will differ materially from the expectations expressed in or referenced by this prospectus will increase with the passage of time. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of such forward-looking statements should not be regarded as a representation by us, the underwriters, or any other person that the objectives and strategies set forth in this prospectus will be achieved.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $533.5 million, or $613.8 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us, in each case, after deducting underwriting discounts and commissions and other estimated expenses. The amount of net proceeds in each case is based on the initial public offering price of $17.00 per share. Total estimated expenses associated with this offering are approximately $2.9 million, of which approximately $1.1 million were previously paid, and approximately $1.8 million will be paid using proceeds from this offering.

We intend to contribute the net proceeds from this offering to the OP in exchange for OP Units. We expect the OP to use the net proceeds received from us to repay in full our 2020 Unsecured Term Loan and our Revolving Credit Facility, in each case, including any related fees and expenses. The existing Revolving Credit Facility will then be terminated and we will enter into the new $900 million unsecured Revolving Credit Facility. We expect to use any remaining net proceeds for general business and working capital purposes, including potential future acquisitions. No acquisitions are probable as of the date of this prospectus. Any proceeds received in connection with the exercise by the underwriters of their option to purchase additional shares will be used by the OP to repay a portion of the outstanding balance under our Revolving Credit Facility or for general business and working capital purposes, including potential future acquisitions.

The following table sets forth the maturity and interest rate as of September 8, 2020, of the indebtedness to be repaid:

Indebtedness to be Repaid	Maturity Date	Interest Rate
2020 Unsecured Term Loan	February 2, 2021	LIBOR plus 1.25%
Revolving Credit Facility	January 21, 2022	LIBOR plus 1.20%

We entered into the 2020 Unsecured Term Loan on August 2, 2019, to partially fund our purchase of the Industrial Portfolio Acquisition.

Certain of the underwriters and/or their respective affiliates are acting as agents, arrangers, and/or lenders under or may hold positions in the indebtedness to be repaid and accordingly will receive a portion of the proceeds from this offering. See “Underwriting—Relationships.”

Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, short-term investment-grade securities, money-market accounts, or other investments that are consistent with our intention to qualify for taxation as a REIT for U.S. federal income tax purposes.

DISTRIBUTION POLICY

Following completion of this offering, we intend to make regular quarterly distributions to holders of our Common Stock (including our Class A Common Stock). Prior to May 2020, we have paid distributions to holders of shares of our Common Stock on a monthly basis. In light of the economic uncertainty and rapidly evolving circumstances related to the COVID-19 pandemic and then-current tenant rent relief requests, to preserve cash, strengthen our liquidity position, and manage our leverage profile, in May 2020 our board of directors determined that we would temporarily suspend our monthly distribution. We did not pay a distribution for the months of May, June, and July 2020. We reinstated our distribution in August 2020, announcing that we would transition to quarterly distribution payments, and announced that we intend to pay a $0.54 distribution per share (on a pre-stock split basis; $0.135 per share on a post-stock split basis) on our Common Stock (including our Class A Common Stock if outstanding on the record date for the distribution) for the third quarter with a record date of September 30, 2020, and a payment date of October 15, 2020. If this offering closes on or prior to September 30, 2020 and we pay the anticipated dividend on our Common Stock for the third quarter of 2020, holders of record of the Class A Common Stock as of September 30, 2020 will be entitled to such distribution together with holders of our Common Stock.

Prior to this offering, we paid distributions that substantially exceeded the minimum amount required to maintain our REIT status. As a result, a substantial portion of our historical distributions represented a return of capital. Following the completion of this offering, we will be focused on growing our business while maintaining, on a sustained basis, a level of net debt that is generally less than six times our Annualized Adjusted EBITDAre. To achieve this, we intend to invest more in our growth and reduce the portion of our distributions after this offering that exceed the minimum amount required to maintain our REIT status.

We currently expect that the per share amount of our quarterly distributions on our Common Stock following completion of this offering will be $0.25 on a post-stock split basis, compared to the $0.33 on a post-stock split basis (equivalent to $1.32 on a pre-stock split basis) paid in the aggregate on our Common Stock in the last three months that we paid distributions prior to the suspension. On an annualized basis, this would be $1.00 per share, or an annualized distribution rate of approximately 5.9% based on the $17.00 per share price of the Class A Common Stock sold in this offering. We estimate that this initial annual distribution rate will represent approximately 84.3% of our estimated cash available for distribution to stockholders for the twelve months ending June 30, 2021, based on the $17.00 per share price of the Class A Common Stock sold in this offering. We do not intend to reduce the annualized distribution per share if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the twelve months ending June 30, 2021, which we have calculated based on adjustments to our pro forma net income for the twelve months ended June 30, 2020. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the twelve months ending December 31, 2020, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities, or other activities. Any such investing and/or financing activities may have a material and adverse effect on our estimate of cash available for distribution. Because we have made the assumptions described herein in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, AFFO, liquidity, or financial condition, and we have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12 months following the completion of this offering unless our results of operations, FFO, AFFO, liquidity, cash flows, financial condition, prospects, economic conditions, or other factors differ materially from the assumptions used in projecting our initial distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our properties, our operating expenses, interest expense, and unanticipated capital expenditures. We may, from time to time, be required, or elect, to borrow under our Revolving Credit Facility or otherwise to pay distributions.

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions will be at the sole discretion of our board of directors, and their form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make cash distributions, see “Risk Factors—We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.” If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrow, or raise equity or reduce such distributions. In addition, our Charter allows us to issue preferred stock that could have a preference on distributions and could limit our ability to make distributions to our stockholders. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our stockholders.

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income, and 100% of its undistributed income from prior years. For more information, see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make certain distributions.

The following table sets forth calculations relating to the estimated initial distribution based on our pro forma net income for the twelve months ended June 30, 2020 and is provided solely for the purpose of illustrating the estimated initial distribution and is not intended to be a basis for future distributions. Dollar amounts are in thousands except per share amounts:

(in thousands)
Pro forma net income for the year ended December 31, 2019	$122,504
Less: Pro forma net income for the six months ended June 30, 2019	(53,377)
Add: Pro forma net income for the six months ended June 30, 2020	36,106

Pro forma net income for the twelve months ended June 30, 2020	105,233
Add: Estimated net increases in contractual lease revenues (1)	6,000
Add: Real estate depreciation and amortization	137,402
Add: Non-cash impairment charges (2)	5,102
Add: Cost of debt extinguishment (3)	477
Add: Non-cash interest expense (4)	2,934
Less: Net decreases in contractual lease revenues due to tenant lease expirations, dispositions, and other vacancies (5)	(8,900)
Less: Estimated recurring capital expenditures (6)	(1,234)
Less: Gain on sale of real estate (7)	(35,915)
Less: Straight-line rent adjustment (8)	(20,174)
Less: Amortization of lease intangibles (9)	(2,340)

Estimated cash flows from operating activities for the twelve months ending June 30, 2021	188,585
Less: Scheduled principal payments on debt (10)	(3,100)

Estimated cash available for distribution for the twelve months ending June 30, 2021	$185,485

Our stockholders’ share of estimated cash available for distribution (11)(16)	168,785
Non-controlling interests’ share of estimated cash available for distribution (12)(16)	16,700
Estimated initial annual distribution per share of Common Stock and per OP Unit	1.00
Total estimated initial annual distribution to stockholders (13)(16)	142,362
Total estimated initial annual distribution to non-controlling interests (14)(16)	14,085
Total estimated initial annual distribution to stockholders and non-controlling interests	156,447
Payout ratio (15)(16)	84.3%

(1)	Represents contractual increases in lease revenue from:
•	Scheduled fixed rent increases;
•

Contractual increases based on changes in the CPI (including (a) increases that have already occurred but were not in effect for the entire twelve months ended June 30, 2020 and (b) actual increases that have occurred from July 1, 2020 to September 1, 2020);

•

Net increases from new leases or renewals that were not in effect for the entire twelve months ended June 30, 2020 or that will go into effect during the twelve months ending June 30, 2021 based upon leases entered into through September 1, 2020.

(2)	Represents non-cash impairment charges during the twelve months ended June 30, 2020 on a pro forma basis.
(3)	Represents non-cash cost of debt extinguishment during the twelve months ended June 30, 2020 on a pro forma basis.
(4)

Represents non-cash amortization of debt issuance costs and net mortgage premiums, non-cash gain on interest rate swaps, and other non-cash interest expense recognized during the twelve months ended June 30, 2020 on a pro forma basis.

(5)

Represents decreases in lease revenue due to leases that (a) expired, terminated, or were disposed of during the twelve months ended June 30, 2020 or the period from July 1, 2020 to September 1, 2020, in each case that were not re-leased as of September 1, 2020 or (b) will expire during the twelve months ending June 30 2021.

(6)

Represents estimated recurring capital expenditures to be made during the twelve months ending June 30, 2021. Substantially all of our properties are triple-net leased to tenants who are required to pay all property-level operating expenses. As a result, we historically have had limited capital expenditure requirements.

(7)	Represents the non-cash gain on sale of real estate during the twelve months ended June 30, 2020 on a pro forma basis.
(8)

Represents the difference between the straight-line lease revenue recognized for GAAP purposes, and the contractual amounts due under our long-term net leases during the twelve months ended June 30, 2020 on a pro forma basis.

(9)	Represents non-cash amortization of lease intangibles through revenue during the twelve months ended June 30, 2020 on a pro forma basis.
(10)	Represents scheduled principal amortization during the twelve months ending June 30, 2021 for pro forma debt outstanding as of June 30, 2020.

(11)	Based on estimated ownership by our Company of approximately 91.0% of the general and limited partnership interests in the OP, based on the price set forth on the cover page of this prospectus.
(12)

Represents the share of our estimated cash available for distribution for the twelve months ending June 30, 2021 attributable to the holders of limited partnership interests in the OP other than our Company, based on the price set forth on the cover page of this prospectus.

(13)

Based on a total of 142,361,608 shares of our Class A Common Stock and Common Stock expected to be outstanding upon completion of this offering, based on the price set forth on the cover page of this prospectus.

(14)

Based on a total of 14,085,480 OP Units expected to be outstanding upon completion of this offering (excluding OP Units held by our Company), based on the price set forth on the cover page of this prospectus.

(15)

Calculated as total estimated initial annual distribution to stockholders divided by our stockholders’ share of estimated cash available for distribution for the twelve months ending June 30, 2021. If the underwriters exercise in full their option to purchase additional shares, our total estimated initial annual distribution to stockholders would be $147.4 million and our payout rate would be 86.8%.

(16)

Ownership percentages are calculated on a pro forma basis to include 1,089,000 shares of Common Stock and 1,859,273 OP Units, representing the maximum potential contingent consideration payable in connection with the Internalization.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

•	on an actual basis;

•	on a pro forma basis to give effect to the (i) Internalization (assuming the earnout consideration in the Internalization is paid in full) and (ii) Recapitalization; and

•

on a pro forma as adjusted basis to give effect to the transactions described in the preceding bullet and the issuance by us of 33,500,000 shares of Class A Common Stock in this offering at the initial public offering price of $17.00 per share, and the use of proceeds therefrom as described under “Use of Proceeds.”

	As of June 30, 2020
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and Cash Equivalents:
Total Cash and Cash Equivalents	$9,241	$9,241	$54,434

Debt:
Revolving Credit Facility (1)	248,300	248,300	—
Mortgage and notes payable, net	109,512	109,512	109,512
Unsecured term notes, net	1,673,092	1,673,092	1,433,195

Total debt	2,030,904	2,030,904	1,542,707

Mezzanine Equity:
Common Stock, 780,893 shares issued and outstanding	66,376	—	—
Non-controlling interests	112,159	—	—

Total mezzanine equity	178,535	—	—

Equity:
Preferred stock, $0.001 par value per share; 20,000,000 shares authorized, no shares issued and outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma	—	—	—
Common Stock, $0.001 par value per share, actual, $0.00025 par value per share, pro forma and pro forma as adjusted; 80,000,000 shares authorized, 26,077,449 shares issued and outstanding, actual; 440,000,000 shares authorized, 108,520,633 shares issued and outstanding, pro forma; and 440,000,000 shares authorized, 108,520,633 shares issued and outstanding, respectively, pro forma as adjusted (2)	26	27	27
Class A Common Stock, $0.00025 par value per share; no shares authorized, issued, or outstanding, actual; 60,000,000 shares authorized, and no shares issued and outstanding, respectively, pro forma; and 60,000,000 shares authorized, and 33,500,000 shares issued and outstanding, respectively, pro forma as adjusted (2)	—	—	8
Additional paid-in capital	1,899,751	1,997,846	2,530,266
Cumulative distributions in excess of retained earnings	(229,531)	(229,531)	(229,626)
Accumulated other comprehensive loss	(78,613)	(78,613)	(78,613)

Total stockholders’ equity	1,591,633	1,689,729	2,222,062
Non-controlling interest (3)	106,479	218,638	218,630

Total Capitalization	$3,907,551	$3,939,271	$3,983,399

(1)	Upon completion of this offering, we expect our Revolving Credit Facility to have $900.0 million of availability.
(2)

Pro forma Common Stock outstanding assumes 4,212,576 shares of Common Stock issued (and potentially issuable) in connection with the Internalization, which represents the full amount, including both the base consideration paid and the maximum potential contingent consideration payable, in the form of Common Stock in connection with the Internalization.

Pro forma and pro forma as adjusted Common Stock shares authorized includes 60,000,000 shares of Common Stock designated as Class A Common Stock and pro forma shares issued and outstanding excludes 33,500,000 shares of Class A Common Stock to be issued in this offering.

Pro forma as adjusted Common Stock Shares outstanding assumes (a) 33,500,000 shares of our Class A Common Stock to be issued in this offering and (b) 4,212,576 shares of Common Stock issued (or potentially issuable) in connection with the Internalization, which represents the full amount, including both the base consideration paid and the maximum potential contingent consideration payable, in the form of Common Stock in connection with the Internalization. Excludes (i) 5,025,000 shares of our Class A Common Stock issuable upon the exercise in full of the underwriters’ option to purchase additional shares of Class A Common Stock and (ii) 9,000,000 shares of our Common Stock issuable in the future under our 2020 Equity Incentive Plan, as more fully described in “Executive Compensation—Material Terms of the 2020 Equity Incentive Plan.”

(3)

Pro forma and pro forma as adjusted non-controlling interest includes 7,137,323 OP Units issued in connection with the Internalization, which represents the full amount, including both base consideration paid and the maximum potential contingent consideration payable, in the form of OP Units in connection with the Internalization.

SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

Our historical consolidated balance sheet data as of December 31, 2019, 2018, and 2017 and consolidated results of operations for the years ended December 31, 2019, 2018, and 2017 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The financial information below also includes our unaudited condensed consolidated balance sheet data as of June 30, 2020 and our unaudited condensed consolidated results of operations for the six months ended June 30, 2020 and 2019, which have been derived from our historical unaudited condensed consolidated financial statements contained elsewhere in this prospectus. The condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information and Article 10 of Regulation S-X. The Company believes all adjustments necessary for a fair presentation have been included in these interim condensed consolidated financial statements (which include only normal recurring adjustments). Our historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.

Our unaudited selected pro forma consolidated operating and balance sheet data as of and for the six months ended June 30, 2020, and for the year ended December 31, 2019, is presented (i) with respect to statements of operations data, giving effect to the Industrial Portfolio Acquisition; the Internalization; the Recapitalization; and the completion of this offering and the use of proceeds described herein, assuming each of the transactions was completed on January 1, 2019, and (ii) with respect to balance sheet data, giving effect to the Internalization, assuming the earnout consideration in the Internalization is paid in full; the Recapitalization; and the completion of this offering and the use of proceeds described herein, assuming that each of the transactions was completed on June 30, 2020, in each case, giving effect to the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

You should read the following summary financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	For the six months ended June 30,			For the years ended December 31,
(in thousands, except per share data)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Operating Data
Revenues
Lease revenues	$158,602	$158,602	$137,483	$334,819	$298,815	$237,479	$181,563

Operating expenses
Depreciation and amortization	71,151	71,140	49,597	122,878	108,818	83,994	62,263
Asset management fees	—	2,461	10,438	—	21,863	18,173	14,754
Property management fees	—	1,275	3,820	—	8,256	6,529	4,988
Property and operating expense	8,305	8,305	7,642	16,993	15,990	11,157	6,505
General and administrative	14,447	11,542	2,492	24,643	5,456	6,162	4,939
Provision for impairment of investment in rental properties	2,667	2,667	1,017	3,452	3,452	2,061	2,608

Total operating expenses	96,570	97,390	75,006	167,966	163,835	128,076	96,057

Other income (expenses)
Preferred distribution income	—	—	—	—	—	440	737
Interest income	20	20	1	9	9	179	467
Interest expense	(34,075)	(40,504)	(32,560)	(72,207)	(72,534)	(52,855)	(34,751)
Cost of debt extinguishment	(22)	(22)	(721)	(1,238)	(1,176)	(101)	(5,151)
Gain on sale of real estate	8,774	8,665	4,187	31,679	29,914	10,496	12,992
Income taxes	(951)	(951)	(748)	(2,586)	(2,415)	(857)	(624)
Gain on sale of investment in related party	—	—	—	—	—	8,500	—
Internalization expenses	—	(1,594)	(272)	—	(3,658)	—	—
Change in fair value of earnout liability	352	2,144	—	—	—	—	—
Other (losses) gains	(24)	(24)	—	(6)	(6)	(100)	379

Net income	36,106	28,946	32,364	122,504	85,114	75,105	59,555

Net income attributable to non-controlling interests	(2,882)	(2,777)	(2,292)	(10,225)	(5,720)	(5,730)	(4,756)

Net income attributable to Broadstone Net Lease, Inc.	$33,224	$26,169	$30,072	$112,279	$79,394	$69,375	$54,799

Pro forma weighted average number of shares of Common Stock outstanding
Basic	140,892			133,908

Diluted	153,116			146,136

Pro forma net earnings per share of Common Stock
Basic	$0.24			$0.84

Diluted	$0.24			$0.84

	As of June 30,		As of December 31,
(In thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Balance Sheet Data
Investment in rental property, at cost	$3,690,679	$3,690,679	$3,728,334	$2,890,735	$2,376,141
Investment in rental property, net	3,377,745	3,377,745	3,457,290	2,683,746	2,227,758
Cash and cash equivalents	54,434	9,241	12,455	18,612	9,355
Total assets	4,187,966	4,144,055	3,917,858	3,096,797	2,578,756
Unsecured revolving credit facility	—	248,300	197,300	141,100	273,000
Mortgage and notes payable, net	109,512	109,512	111,793	78,952	67,832
Unsecured term notes, net	1,433,195	1,673,092	1,672,081	1,225,773	836,912
Total liabilities	1,747,274	2,267,408	2,138,838	1,567,877	1,294,555
Total mezzanine equity	—	178,535	—	—	—
Total Broadstone Net Lease, Inc. stockholders’ equity	2,222,062	1,591,633	1,667,614	1,417,099	1,186,825
Total equity	2,440,692	1,698,112	1,779,020	1,528,920	1,284,201

	For the six months ended June 30,			For the years ended December 31,
(In thousands, except per share amounts)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Other Data
Dividend declared	$51,659	$51,659	$65,214	$136,280	$136,280	$112,969	$92,768
Dividends declared per common share	0.44	1.76	2.63	1.32	5.27	5.15	4.975
FFO (1)	101,108	94,057	78,791	217,076	167,470	150,664	111,434
AFFO (1)	94,789	87,124	68,806	190,912	149,197	124,065	99,952
EBITDA (1)	142,283	141,541	115,269	320,175	268,881	212,811	157,193
EBITDARE (1)	136,176	135,543	112,099	291,948	242,419	204,376	146,809

	As of June 30,		As of December 31,
(dollars in thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Net Debt (1)	$1,494,837	$2,028,330	$1,969,140	$1,431,562	$1,171,371
Number of properties	633	633	646	621	528
Occupancy at period end	99.5%	99.5%	99.7%	99.7%	99.6%

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these metrics and reconciliations of these metrics to net income, the most directly comparable GAAP measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the “Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data,” “Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Business and Properties,” and consolidated financial statements and related notes that are included elsewhere in this prospectus. Where appropriate, the following discussion includes the effects of the Industrial Portfolio Acquisition, Internalization, and this offering and the use of the net proceeds therefrom on a pro forma basis. These effects are reflected in our pro forma consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements,” “Risk Factors,” or in other parts of this prospectus.

Overview

We acquire, own, and manage primarily single-tenant commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants. Since our inception in 2007, we have selectively invested in net leased assets in the industrial, healthcare, restaurant, office, and retail property types, and as of June 30, 2020, our portfolio has grown to 632 properties in 41 U.S. states and one property in Canada.

We derive substantially all of our revenue from rents received from single tenants of each of our net lease properties in our portfolio. We typically lease our properties pursuant to long-term net leases with initial terms of 10 years or more that often have renewal options. As of June 30, 2020, leases contributing 98.2% of our ABR provided for periodic rent escalations, generally ranging from 1.5% to 2.5% annually, with an ABR weighted average annual minimum increase of 2.1%. As of June 30, 2020, our properties were occupied by approximately 182 different commercial tenants who operate 168 different brands that are diversified across 54 differing industries, with no single tenant accounting for more than 2.5% of our ABR.

In order to benefit from increasing economies of scale as we continue to grow, and as part of our evolution toward entering the public markets, our board of directors made the decision to internalize our management structure, which was completed on February 7, 2020. In connection with the Internalization, we terminated our management agreements with BRE, entered into Employment Agreements with each of our named executive officers, and began directly employing 71 former employees of BRE. Our historical results of operations through February 6, 2020, include the payment of management fees that we no longer pay following the Internalization and do not include the direct compensation expense associated with our current 73 employees, or certain professional fees, consulting, portfolio servicing costs, and other general and administrative expenses not previously incurred based upon our externally managed structure. See “Selected Consolidated Historical and Pro Forma Financial and Other Data.”

As of June 30, 2020, on a pro forma basis, we had $1,549.9 million of total debt outstanding, Net Debt of $1,494.8 million, and a ratio of Net Debt to Annualized Adjusted EBITDAre of 5.33x. We have historically maintained higher leverage than we intend to maintain as a publicly traded REIT following this offering. In the future, we will seek to maintain on a sustained basis a level of Net Debt that is generally less than six times our Annualized Adjusted EBITDAre. We intend to repay $488.3 million of our debt with the net proceeds of this offering. See “Use of Proceeds.” After giving effect to this offering and the use of proceeds therefrom, we expect to have $900.0 million of borrowing capacity under our Revolving Credit Facility and $54.4 million of cash and cash equivalents, as well as potential access to other sources of debt capital, including the public unsecured bond and private placement debt markets, with the benefit of our investment grade credit rating.

Factors that Affect Our Results of Operations and Financial Condition

Key factors that typically impact our results of operations and financial condition, some of which may be adversely impacted by the COVID-19 pandemic, include rental rates and collections, property dispositions, lease renewals and occupancy, acquisition volume, net lease terms, interest expense, general and administrative expenses, inflation, tenant bankruptcies, and impairments.

The rapidly evolving circumstances related to the COVID-19 pandemic have resulted in deep economic uncertainty and far-reaching impacts on almost every business and industry. In response to the COVID-19 pandemic, many countries and U.S. states, including the areas in which we operate, adopted certain measures to mitigate the ongoing public health crises. Such measures included “shelter in place” or “stay at home” rules, restrictions on travel, and restrictions on the types of businesses that may continue to operate in many countries and U.S. states. Although such restrictions have been or are in the process of being lifted in several locations, the recent resurgence of reported COVID-19 cases has led to a reinstatement or partial reinstatement of restrictions in other locations. We cannot predict whether and to what extent the restrictions will be reinstated, whether additional states and cities will implement similar restrictions or when restrictions currently in place will expire. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including industries in which our tenants operate. Further, the impacts of a potential worsening of global economic conditions and the continued disruptions to, and volatility in, the credit and financial markets, and consumer spending, as well as other unanticipated consequences, remain unknown. For more discussion on the risks associated with the COVID-19 outbreak, see “Risk Factors” contained elsewhere in this prospectus.

Rental Rates and Collections

Our ability to grow rental revenue from our existing portfolio will depend on our ability to realize the rental escalations built into our leases. As of June 30, 2020, leases contributing 98.2% of our ABR provided for increases in future annual base rent, generally ranging from 1.5% to 2.5% annually, with an ABR weighted average minimum increase of 2.1% of base rent. Generally, our rent escalators increase rent on specified dates by a fixed percentage. Approximately 15.7% of our rent escalators are based on an increase in the CPI over a specified period and 1.8% of our leases are flat leases, meaning they do not provide for rent increases during their terms. During periods of low inflation, small increases in the CPI will result in limited increases in rental revenue from our leases that contain rent escalators based on CPI increases. However, when the CPI decreases or does not change over the relevant period, our rental revenue from such leases is not reduced and will remain the same.

Our financial results depend on our ability to timely collect contractual rents due under our long-term net leases. The COVID-19 pandemic’s impact on us has primarily manifested through tenant requests for rent relief, which we started to receive in late March 2020. Although the requests ranged in scope, the most common request was for a full or partial rent deferment for three months, with repayment over a six- to twelve-month period following the reinstatement of regular rent payments. As of June 30, 2020, we had resolved all active outstanding requests for rent relief as of that time. In total, we granted partial rent relief requests to 15 tenants related to 93 properties whose total base contractual rents represent 9.7% of June ABR, compared with total requests received from 59 tenants related to 295 properties whose total base contractual rents represented 33.7% of June ABR.

We evaluated each request for rent relief as a unique situation, employing a rigorous credit and business analysis focusing on, among other things, industry circumstances, the tenant’s financial performance, liquidity position, lease structure, geographic location, and regulatory impacts on the tenant’s operations (e.g., stay-at-home orders, essential v. nonessential designations). Based on our analyses, we granted relief on a select basis only to those tenants we determined to be most in need. In cases where we granted rent relief, we focused on negotiating the shortest possible repayment period and, when possible, lease enhancements (e.g., extensions of term). There were several tenants who requested rent relief that we believed were well positioned to continue making rent payments during the pandemic. Many of those tenants had strong balance sheets and liquidity positions, had applied for or received Paycheck Protection Program loan funding under the CARES Act, or are designated as essential and can continue to operate despite restrictions on other businesses. We declined to agree to any rent relief in those circumstances, and in all such cases the tenants continued to pay all rents due as of June 30, 2020.

The rent relief requests we granted included the partial deferral of payment of rent with 14 tenants, and a partial abatement of rent with one tenant. The partial rent deferrals ranged in length between two and six months, with a weighted average deferral of 3.4 months. Amounts deferred will be repaid over periods ranging between three months to one year, with a weighted average repayment period of 5.6 months beginning in July 2020. The partial abatement represents a portion of rents due over a nine-month period, with the minimum required rent payable increasing during the abatement period. In exchange, we negotiated a three-year lease term extension and an upside percentage rent clause during the abatement period, which we expect to provide us with long-term value accretion. As of June 30, 2020, we had received payment for the base amounts due for the second and third quarters of 2020 under the rent abatement agreement.

In circumstances where we agreed to a rent deferral that is repaid over a period of time, and where the terms of the lease and amounts paid under the lease are substantially the same, we will continue to recognize the same amount of GAAP lease revenue each period to the extent the amounts are probable of collection. The amounts we agreed to defer will impact our cash flows from operations.

Other than for one tenant that had declared bankruptcy, all but one tenant paid their rent due for the second quarter, either in full or in accordance with the terms of the agreed-upon rent relief agreements. Uncollected base rent not subject to deferment, abatement, or bankruptcy, represents less than 0.02% of base rents due for the three months ended June 30, 2020. The following chart and tables summarize our second quarter 2020 rent collection, in total and by tenant industry and property type as of the date of this prospectus:

[1]	Relates to post-petition rents due from one tenant who had filed for bankruptcy.

		% Base Rent Collected				% Q2 Base Rent Not Collected
Tenant Industry	% of June ABR	April	May	June	Q2	Deferred	Abated	Bankruptcy
Restaurants	15.8%	97.0%	84.0%	83.9%	88.7%	4.4%	6.9%	0.0%
Home Furnishing Retail	3.3%	91.2%	26.9%	26.9%	48.3%	4.8%	0.0%	46.9%
Specialty Stores	2.2%	68.3%	68.3%	68.3%	68.3%	31.7%	0.0%	0.0%
Industrial Machinery	1.9%	84.6%	84.6%	84.6%	84.6%	15.4%	0.0%	0.0%
Home Furnishings	1.8%	72.9%	72.9%	72.9%	72.9%	27.1%	0.0%	0.0%
Life Sciences Tools & Services	1.4%	81.8%	81.8%	81.8%	81.8%	18.2%	0.0%	0.0%
Movies & Entertainment (1)	1.1%	100.0%	50.0%	50.0%	66.7%	33.3%	0.0%	0.0%
All Other	72.5%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%

Grand Total	100.0%	97.4%	92.1%	92.1%	93.9%	3.0%	1.1%	2.0%

(1)	Industrial tenant.

		% Base Rent Collected				% Q2 Base Rent Not Collected
Property Type	% of June ABR	April	May	June	Q2	Deferred	Abated	Bankruptcy
Industrial	44.1%	96.2%	95.0%	95.0%	95.4%	4.6%	0.0%	0.0%
Healthcare	19.9%	98.6%	98.6%	98.6%	98.6%	1.4%	0.0%	0.0%
Restaurant	15.5%	97.0%	83.8%	83.7%	88.4%	4.5%	7.1%	0.0%
Office	10.0%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%
Retail	8.8%	98.2%	69.9%	69.9%	79.3%	0.0%	0.0%	20.7%
Other	1.7%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%

Grand Total	100.0%	97.4%	92.1%	92.1%	93.9%	3.0%	1.1%	2.0%

Rent collections have remained strong during the third quarter to date. As of the date of this prospectus, we had collected 96.5% of rents due for July 2020 and 98.2% of rents due for August 2020, as well as 100% of amounts that were due to be repaid in July and August 2020 under deferral agreements. Despite our continued strong rent collections subsequent to the outbreak of COVID-19, including collection of amounts deferred, the duration of the pandemic and our tenants’ ability to return to business after governmental restrictions are fully lifted, could have a significant negative impact on our ability to continue to collect future rents.

Property Dispositions

From time to time, we will strategically dispose of properties, primarily where we believe the risk profile has changed and become misaligned with our then current risk-adjusted return objectives. The resulting gains or losses on dispositions may materially impact our operating results, and the recognition of a gain or loss on the sale of real estate varies from transaction to transaction based on fluctuations in asset prices and demand in the real estate market at the time a property is listed for sale. As a result of the COVID-19 pandemic, we have seen a significant slowdown in real estate transactions. In the short term, the slowdown in market activity may inhibit our ability to dispose of properties we have identified for disposition, including those that experience significant credit deterioration as a result of the COVID-19 pandemic, and the price at which we are able to sell the properties may be negatively impacted. We were able to dispose of certain properties at the end of the first quarter and early in the second quarter of 2020 that were already under contract and substantially along in the disposition process, and we used the proceeds to bolster our liquidity position. We also disposed of a property subsequent to June 30, 2020 that had been vacant as of June 30, 2020. While we successfully disposed of these properties at advantageous prices, we will continue to monitor the pandemic’s impact and continue to selectively dispose of properties when advantageous to do so.

Lease Renewals and Occupancy

As of June 30, 2020, the ABR weighted average remaining term of our leases was approximately 11.0 years, excluding renewal options. As of June 30, 2020, approximately 8.4% of our leases (based on ABR) will expire prior to January 1, 2025. See “Business and Properties—Our Real Estate Investment Portfolio—Lease Maturity Schedule, by % of ABR.” The stability of the rental revenue generated by our properties depends principally on our tenants’ ability to pay rent and our ability to collect rents, renew expiring leases or re-lease space upon the expiration or other termination of leases, lease currently vacant properties, and maintain or increase rental rates at our leased properties. To the extent our properties become vacant, we would forego rental income while remaining responsible for the payment of property taxes and maintaining the property until it is re-leased, which could negatively impact our operating results. However, given our historically strong occupancy rates (since our inception, occupancy has generally been above 99%), we do not anticipate that such impact will be significant. Our occupancy rates have remained strong during the COVID-19 pandemic, standing at 99.5% as of June 30, 2020 based on rentable square footage. Additionally, when negotiating COVID-19 related rent relief agreements, we have sought to extend the lease terms, where possible, to preserve the continuity of tenants and long-term cash flows derived from our portfolio. We continue to monitor the impact the COVID-19 pandemic is having on our lease renewals and occupancy.

Acquisition Volume

Our historical growth in revenues and earnings has been achieved through rent escalations associated with existing in-place leases, coupled with rental income generated from accretive property acquisitions. Our ability to grow revenue will depend, to a significant degree, on our ability to identify and complete acquisitions that meet our investment criteria. Changes in capitalization rates, interest rates, or other factors may impact our acquisition opportunities in the future. Market conditions may also impact the total returns we can achieve on our investments. Our acquisition volume also depends on our ability to access third-party debt and equity financing. The COVID-19 pandemic has caused a slowdown in acquisition volume and we have not acquired any new properties in the first six months of 2020. We will continue to monitor the pandemic’s impact on capitalization rates, interest rates, and access and cost of equity and debt capital, and return to our focus on growth through acquisitions when it is prudent to do so.

Net Lease Terms

Substantially all of our leases are net leases pursuant to which our tenant generally is obligated to pay all expenses associated with the leased property including real estate taxes, insurance, maintenance, repairs, and capital costs. A limited number of leases require us to pay some or all of the property expenses such as the cost of environmental liabilities, roof and structure repairs, real estate taxes, insurance, or certain non-structural repairs and maintenance. Additionally, we seek to use master lease structures where it fits market practice in the particular property type, pursuant to which we seek to lease multiple properties to a single tenant on an all or none basis. Master leases strengthen our ability to preserve rental revenue and prevent costs associated with vacancies for underperforming properties. We believe the master lease structure is most prevalent and applicable to leases in our restaurant and retail property types, while less relevant to our other property types, such as healthcare and industrial. As of June 30, 2020, master leases contributed approximately 34.4% of our overall ABR (our largest master lease by ABR related to 24 properties and contributed 2.5% of our ABR, and our smallest master lease by ABR related to two properties and contributed 0.1% of our ABR), 72.9% of our restaurant property ABR (161 of our 243 restaurant properties), and 52.8% of our retail property ABR (79 of our 128 retail properties).

In instances where we granted rent relief, we generally preserved the rights afforded to us pursuant to our leases. We continue to monitor the impact of the ongoing COVID-19 pandemic, which presents certain risks of modifications to our lease terms. These lease terms include certain rights we have under master leases and the risk of tenants’ failure to meet their lease obligations, including the risk that the prolonged economic downturn forces tenants into bankruptcy. An increase in the number of leases under which we are responsible for some or all of these expenses could negatively influence our operating results.

Interest Expense

Upon completion of this offering, we expect to have pro forma total debt outstanding of $1,549.9 million, with a weighted average annual interest rate of 2.94% (excluding the effects of interest rate swaps) and a weighted average maturity of 5.5 years, 92.9% of which is fixed rate debt or hedged through interest rate swaps. We anticipate that we will continue to incur debt in the future in order to fund future acquisition activity, which will increase the amount of interest expense we incur. In addition, although we attempt to limit our total floating-rate debt exposure, changes in the interest rate environment could either increase or decrease our weighted average interest rate in the future. Any changes to our debt structure, including borrowings under the Revolving Credit Facility that we expect to have on a pro forma basis, or debt financing associated with property acquisitions, could materially influence our operating results depending on the terms of any such debt. A downgrade in our credit rating could also increase the amount of interest we pay under our debt agreements.

Interest rates declined during the first six months of 2020, as the U.S. federal government attempts to combat the economic impacts of the COVID-19 pandemic. We benefited from this dynamic to the extent our floating rate borrowings were unhedged during the second quarter. Our floating rate borrowings bear interest at variable rates equal to LIBOR plus a margin based on our credit rating. The one-month LIBOR rate decreased from 1.76% at December 31, 2019, to 0.16% at June 30, 2020. Additionally, as of July 31, 2020, the one-month LIBOR rate was approximately 0.15%. Restrictions in credit markets have simultaneously resulted in an increase in borrowing spreads across the debt capital markets as compared to the end of 2019, although they narrowed during the second quarter of 2020. We have strategically staggered our debt maturities as part of our active management of an investment grade balance sheet, with no borrowings maturing prior to 2022 on a pro forma basis. As market conditions evolve and we return to executing against our growth strategy, additional changes in interest rates and our borrowing spreads could negatively influence our operating results.

Property Management and Asset Management Fees

Following completion of the Internalization in February 2020, we no longer pay property management and asset management fees, which had historically increased in correlation to the size of our portfolio.

General and Administrative Expenses

Following completion of the Internalization, our general and administrative expenses primarily consist of direct employee compensation costs for our 73 employees. In addition, our general and administrative expenses include certain professional fees, consulting, portfolio servicing costs, and other general and administrative expenses not previously incurred based upon our externally managed structure. Given our current team and structure, we expect that as our portfolio grows, we will experience limited increases in general and administrative expenses in the next few years after 2020, such that those expenses will grow at a significantly slower rate than the overall portfolio and corresponding lease revenues.

As a result of the COVID-19 pandemic, we transitioned to a work from home policy effective on March 16, 2020, successfully migrating our employees out of the office. As of the date of this filing, the policy remains in effect. Given our limited headcount, we have not incurred a material amount of cash outlays on information technology or infrastructure to facilitate our remote workforce, and we do not believe we will incur significant costs in the future. We expect a significant decrease in travel and entertainment expenses in 2020, as social distancing guidelines and restrictions have limited corporate travel. These benefits, however, may be outweighed by incremental third party legal, accounting, and consulting costs if the impacts of the COVID-19 pandemic worsen.

Impact of Inflation

Our rental revenues may be impacted by inflation. Many of our leases contain rent escalators that increase rent at a fixed amount and may not be sufficient during periods of high inflation. Leases that contributed approximately 15.7% of our ABR as of June 30, 2020, contained rent escalators based on increases in CPI and the associated increases in rental revenue may be limited during periods of low inflation. The impact of inflation on our property and operating expenses is limited since substantially all of our leases are net leases, and property-level expenses are generally paid by our tenants. To the extent we bear the cost of such expense, we attempt to limit our exposure to inflation through the use of warranties and other remedies that reduce the likelihood of a significant capital outlay. Inflation and increased costs may also have an adverse impact to our tenants and their creditworthiness if the increase in property-level expenses is greater than their increase in revenues.

Tenant Bankruptcies

Adverse economic conditions, particularly those that affect the markets in which our properties are located, or downturns in our tenants’ industries could impair our tenants’ ability to meet their lease obligations to us and our ability to renew expiring leases or re-lease space. In particular, the bankruptcy of one or more of our tenants could adversely affect our ability to collect rents from such tenant and maintain our portfolio’s occupancy. At June 30, 2020, one of our tenants, representing less than 0.5% of June ABR, was subject to bankruptcy proceedings. To mitigate the negative impact of these bankruptcy proceedings, we successfully re-leased the majority of properties leased to this tenant at the end of the second quarter. We have yet to see the long-term effects of the pandemic and the extent to which it may impact our tenants in the future. A prolonged exposure to the negative economic impacts of the pandemic may result in additional tenant bankruptcies.

Impairments

We review long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If and when such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition, and other factors. Significant judgment is made as to if and when impairment should be taken. If our strategy, or one or more of the assumptions described above were to change in the future, an impairment may need to be recognized. Indications of a tenant’s inability to continue as a going concern, changes in our view or strategy relative to a tenant’s business or industry as a result of the COVID-19 pandemic, or changes in our long-term hold strategies, could each be indicative of an impairment triggering event. For the six months ended June 30, 2020, we recognized $0.5 million of impairment associated with a lease modification as the result of a tenant’s request for rent relief. We face the risk of additional impairments depending on the long-term effects of the pandemic and the extent to which it may impact our tenants in the future.

Results of Operations

Our historical results of operations for the six months ended June 30, 2020 and six months ended June 30, 2019, discussed below, include the payment of asset and property management fees that we will no longer pay following the Internalization, and do not include the expected direct compensation expense associated with 73 employees employed by us following the Internalization or incremental general and administrative expenses.

Discussion of our Results of Operations for the year ended December 31, 2018 compared to the year ended December 31, 2017 was previously filed in our Annual Report on Form 10-K for the year ended December 31, 2018. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.

Comparison of the Six Months Ended June 30, 2020 and the Six Months Ended June 30, 2019

Lease Revenues

	For the six months ended
	June 30,		Increase/(Decrease)
(in thousands)	2020	2019	$	%
Contractual rental amounts billed for operating leases and straight-line rent adjustments	$150,111	$129,153	$20,958	16.2%
Variable rental amounts earned	74	—	74	>100%
Adjustments to revenue recognized for uncollectible rental amounts billed	(2,223)	(440)	(1,783)	>100%
Operating expenses billed to/reimbursed from tenants	8,067	6,761	1,306	19.3%
Other income from real estate transactions	731	—	731	>100%

Total lease revenues from operating leases	156,760	135,474	21,286	15.7%
Earned income from direct financing leases	1,842	2,009	(167)	(8.3)%

Total lease revenues	$158,602	$137,483	$21,119	15.4%

The increase in revenues for the six months ended June 30, 2020, was primarily attributable to the growth in our real estate portfolio, which was achieved through accretive property acquisitions during 2019, weighted towards the second half of the year, and continued strong portfolio operating performance. In 2019, we significantly increased the size of our portfolio, adding 74 new properties at an aggregate cost of approximately $1.0 billion, excluding capitalized acquisition costs. As of June 30, 2020, we had collected approximately 93.0% and 96.5% of second quarter and July base rents due, respectively, and our portfolio was 99.5% occupied (based on rentable square footage). As of June 30, 2020, the ABR weighted average annual rent increases on our properties was 2.1%.

Operating Expenses

	For the six months ended
	June 30,		Increase/(Decrease)
(in thousands)	2020	2019	$	%
Operating expenses:
Depreciation and amortization	$71,140	$49,597	$21,543	43.4%
Asset management fees	2,461	10,438	(7,977)	(76.4)%
Property management fees	1,275	3,820	(2,545)	(66.6)%
Property and operating expense	8,305	7,642	663	8.7%
General and administrative	11,542	2,492	9,050	>100%
Provision for impairment of investment in rental properties	2,667	1,017	1,650	>100%

Total operating expenses	$97,390	$75,006	$22,384	29.8%

Depreciation and amortization

The increase in depreciation and amortization expense for the six months ended June 30, 2020 is primarily due to the growth in our real estate portfolio.

Asset management fees and Property management fees

Prior to the Internalization on February 7, 2020, we paid our third-party manager a quarterly fee equal to 0.25% of the aggregate value of our equity, based on the determined share value of our Common Stock as then determined by our board of directors. Additionally, we paid our third-party manager a monthly fee equal to 3% of gross rentals collected from our real estate portfolio as compensation for its property management services. Upon completion of the Internalization, the agreements with the third-party manager were terminated, resulting in a decrease in these expenses as compared to the prior year period. Our management fees were replaced by compensation and related costs associated with an internalized management structure, and corresponding general and administrative expenses.

General and administrative

The increase in general and administrative expenses mainly reflects the impact of the Internalization, and our employment of approximately 73 employees. Following the Internalization, our asset and property management fees were replaced with compensation and related expenses, which totaled $6.6 million during the six months ended June 30, 2020, along with associated general and administrative expenses. We are realizing the cost savings associated with being internally managed. During the first six months of 2020, amounts incurred for general and administrative expenses were approximately $5.1 million less than the combined asset and property management fees that we would have paid under our previous external management structure. Approximately $3.5 million of these savings were realized during the second quarter of 2020, our first full quarter operating under an internally managed structure.

Provision for impairment of investment in rental properties

During the six months ended June 30, 2020, we recognized $2.7 million of impairment on our investments in rental properties. We review long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If and when such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. The timing and amount of impairment fluctuates from period to period depending on the specific facts and circumstances.

Other income (expenses)

	For the six months ended
	June 30,		Increase/(Decrease)
(in thousands)	2020	2019	$	%
Other income (expenses)
Interest income	$20	$1	$19	>100.0%
Interest expense	(40,504)	(32,560)	7,944	24.4%
Cost of debt extinguishment	(22)	(721)	(699)	(96.9)%
Gain on sale of real estate	8,665	4,187	4,478	>100.0%
Income taxes	(951)	(748)	203	27.1%
Internalization expenses	(1,594)	(272)	1,322	>100.0%
Change in fair value of earnout liability	2,144	—	(2,144)	>100.0%
Other losses	(24)	—	24	>100.0%

Interest expense

The increased interest expense during the six months ended June 30, 2020 resulted primarily from an increase in average outstanding borrowings as compared to the six months ended June 30, 2019, due mainly to borrowings associated with the Industrial Portfolio Acquisition in the third quarter of 2019, and incremental borrowings associated with the Internalization, partially offset by a 75 basis point decrease in our weighted average cost of debt, inclusive of our interest rate swaps. We were able to take advantage of the decreasing interest rates since June 30, 2019, as our percentage of floating-rate debt increased concurrently with our funding of the aforementioned acquisition. We also amended our 2024 Unsecured Term Loan in July 2019 to reduce the applicable margin from 1.90% to 1.25%.

Gain on sale of real estate

Our recognition of a gain or loss on the sale of real estate varies from transaction to transaction based on fluctuations in asset prices and demand in the real estate market. During the six months ended June 30, 2020, we recognized gains of $8.7 million on the sale of 13 properties, compared to gains of $4.2 million on the sale of nine properties during the six months ended June 30, 2019.

Internalization expenses

During the six months ended June 30, 2020, we incurred $1.6 million of third-party fees and consulting expenses associated with the Internalization that closed on February 7, 2020. We expect incremental internalization expenses in the future to be limited to third party legal and accounting fees related to residual work in connection with the transaction.

Change in fair value of earnout liability

As part of the Internalization we may be required to pay additional earnout consideration if certain milestones are achieved during the Earnout Periods. We record the fair value of this contingent consideration as an earnout liability in the condensed consolidated balance sheets, and update the fair value at the end of each reporting period. We estimate the fair value of the earnout liability by considering weighted-average probabilities of likely outcomes, and using a Monte Carlo simulation and discounted cash flow analysis to estimate fair value. These estimates require the Company to make various assumptions about future share prices, timing of an IPO, and other items that are unobservable and are considered Level 3 inputs in the fair value hierarchy.

Upon closing of the Internalization, we recorded an earnout liability of $40.1 million through our preliminary purchase price allocation, which decreased to $38.0 million as of June 30, 2020. The decrease in fair value between February 7, 2020 and June 30, 2020 is primarily a result of a decrease in the estimated net asset value per share assumption used, partially offset by an increase in peer stock price volatility, as detailed in Note 2 to the condensed consolidated balance sheets included elsewhere in this prospectus, both of which are attributable to changes in economic circumstances impacting global equity markets.

Comparison of the Year Ended December 31, 2019 and the Year Ended December 31, 2018

Lease Revenues

	Year Ended December 31,		Increase/(Decrease)
(in thousands)	2019	2018	$	%
Contractual rental amounts billed for operating leases and straight-line rent adjustments	$279,804	$222,208	$57,596	25.9%
Percentage rent income	152	—	152	>100%
Adjustments to revenue recognized for uncollectible rental amounts billed	(441)	—	(441)	(>100)%
Operating expenses billed to/reimbursed from tenants	14,614	11,221	3,393	30.2%
Other income from real estate transactions	668	109	559	>100%

Total lease revenues from operating leases	294,797	233,538	61,259	26.2%
Earned income from direct financing leases	4,018	3,941	77	2.0%

Total lease revenues	$298,815	$237,479	$61,336	25.8%

The increase in revenues for the year ended December 31, 2019, was primarily attributable to the growth in our real estate portfolio, which was achieved through rent escalations associated with our same property portfolio, coupled with rental revenue generated from accretive property acquisitions and continued strong portfolio operating performance. For the year ended December 31, 2019, we acquired 74 new properties for $1.0 billion, excluding capitalized acquisition costs. During the year ended December 31, 2019, we experienced greater than 99% rent collection and occupancy (based on rentable square footage). As of December 31, 2019, the ABR weighted average annual rent increases on our portfolio was 2.1%.

Operating Expenses

	Year Ended December 31,		Increase/(Decrease)
(in thousands)	2019	2018	$	%
Operating expenses:
Depreciation and amortization	$108,818	$83,994	$24,824	29.6%
Asset management fees	21,863	18,173	3,690	20.3%
Property management fees	8,256	6,529	1,727	26.5%
Property and operating expense	15,990	11,157	4,833	43.3%
General and administrative	5,456	6,162	(706)	(11.5)%
Provision for impairment of investment in rental properties	3,452	2,061	1,391	67.5%

Total operating expenses	$163,835	$128,076	$35,759	27.9%

Depreciation and amortization

The increase in depreciation and amortization expense for the year ended December 31, 2019, was primarily due to the growth in our real estate portfolio, as discussed above.

Asset management fees

We paid our third-party manager a quarterly fee equal to 0.25% of the aggregate value of our equity on a fully diluted basis, based on the determined share value of our Common Stock as then determined by our board of directors. The increase in asset management fees during 2019, was primarily the result of an increase in our total outstanding equity on a fully diluted basis, which resulted from continued equity capital investments. As of December 31, 2019, on a pre-stock split basis, there were 27.7 million shares of our Common Stock and OP Units outstanding, compared to 23.8 million as of December 31, 2018. The increase in equity capital was used to partially fund the continued growth in our real estate portfolio.

Property management fees

We paid our third-party manager a monthly fee equal to 3% of gross rentals collected from our real estate portfolio as compensation for its property management services. The increase in property management fees during the year ended December 31, 2019, was primarily the result of growth in our portfolio as a result of additional property acquisitions and rent escalations.

Property and operating expense

The increase in property and operating expense was mainly attributable to the number of properties we own for which we are responsible for engaging a third-party manager to manage ongoing property maintenance, along with insurance and real estate taxes associated with those properties. We pay a majority of these expenses and are reimbursed by the tenants under the terms of the respective leases. There was a corresponding increase in operating expenses billed to tenants and included within Lease revenues.

General and administrative

The decrease in general and administrative expenses for the year ended December 31, 2019, was mainly attributable to a decrease in bad debt expense, which was approximately $1.5 million in the year ended December 31, 2018. As discussed in Note 2, “Summary of Significant Accounting Policies” within the Notes to Consolidated Financial Statements contained in the financial statements included elsewhere in this prospectus, prior to the adoption of ASC 842, provisions for doubtful accounts were recorded as bad debt expense and included in General and administrative expenses on the Consolidated Statements of Income and Comprehensive Income. Subsequent to the adoption of ASC 842 on January 1, 2019, provisions for doubtful accounts are recorded as an offset to Lease revenues, and totaled $0.4 million for the year ended December 31, 2019. As a result of the completion of the Internalization in 2020, our general and administrative expenses include the future direct employee compensation costs for 73 employees. In addition, our general and administrative expenses include certain professional fees, consulting, portfolio servicing costs, and other general and administrative expenses not incurred under our previous externally managed structure. Given our current team and structure, we expect that as our portfolio grows, we will experience limited increases in general and administrative expenses in the next few years after 2020, such that those expenses will grow at a significantly slower rate than the overall portfolio and corresponding lease revenues.

Provision for impairment of investment in rental properties

During the year ended December 31, 2019, we recognized $3.5 million of impairment on our investments in rental properties. We review long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If and when such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. The impairments recognized during the year ended December 31, 2019, related to four properties whose carrying amounts we determined were not recoverable. In determining the fair value of the assets at the time of measurement, and depending on the specific property being evaluated, we utilized a capitalization rate of 14.6%, a weighted average discount rate of 8%, and a weighted average price per square foot of $226. During the year ended December 31, 2018, we recognized $2.1 million of impairment on our investments in rental properties. The impairment related to five properties whose carrying amounts we determined were not recoverable. In determining the fair value of the assets at the time of measurement, and depending on the specific property being evaluated, we utilized capitalization rates ranging from 7.5% to 10%, and a weighted average discount rate of 8%.

Other income (expenses)

	Year Ended December 31,		Increase/(Decrease)
(in thousands)	2019	2018	$	%
Other income (expenses)
Preferred distribution income	$—	$440	$(440)	(100.0)%
Interest income	9	179	(170)	(95.0)%
Interest expense	(72,534)	(52,855)	19,679	37.2%
Cost of debt extinguishment	(1,176)	(101)	1,075	>100.0%
Gain on sale of real estate	29,914	10,496	19,418	>100.0%
Income taxes	(2,415)	(857)	1,558	>100.0%
Gain on sale of investment in related party	—	8,500	(8,500)	(100.0)%
Internalization expenses	(3,658)	—	3,658	>100.0%
Other losses	(6)	(100)	(94)	(94.0)%

Interest expense

The increase in interest expense during the year ended December 31, 2019, resulted primarily from an increase in average outstanding borrowings compared to 2018, due primarily to borrowings associated with the Industrial Portfolio Acquisition, somewhat offset by a 27 basis point decrease in our weighted average cost of debt, inclusive of our interest rate swaps. We were able to take advantage of the decreasing interest rates during the year, as our percentage of floating-rate debt increased concurrently with our funding of the Industrial Portfolio Acquisition. We also amended our 2024 Unsecured Term Loan in July 2019, to reduce the applicable margin from 1.90% to 1.25%.

Gain on sale of real estate

Our recognition of a gain or loss on the sale of real estate varies from transaction to transaction based on fluctuations in asset prices and demand in the real estate market at the time a property is listed for sale. During the year ended December 31, 2019, we recognized gains of $29.9 million on the sale of 49 properties, compared to gains of $10.5 million on the sale of 20 properties during the year ended December 31, 2018.

Income taxes

The increase in income taxes for the year ended December 31, 2019, was mainly attributable to the U.S. federal and state taxes recognized on the gain on sale of certain properties held in our taxable REIT subsidiary during the fourth quarter of 2019, with no comparable activity during 2018.

Gain on sale of investment in related party

For the year ended December 31, 2018, we sold our investment of 100 non-voting convertible preferred units of BRE, a related party at such time, to Trident BRE LLC, another related party to BRE, for an aggregate sales price of $18.5 million. The preferred units had a carrying value of $10 million at the time of sale, resulting in a gain of $8.5 million. Prior to the sale, we received preferred distribution income on the preferred units.

Internalization expenses

During the year ended December 31, 2019, we incurred $3.7 million of third-party fees and consulting expenses associated with the Internalization.

Liquidity and Capital Resources

Liquidity/REIT Requirements

Liquidity is a measure of our ability to meet potential cash requirements, including our ongoing commitments to repay debt, fund our operations, acquire properties, make distributions to our stockholders, and other general business needs. As a REIT, we are required to distribute to our stockholders at least 90% of our REIT taxable income determined without regard to the dividends paid deduction and excluding net capital gain, on an annual basis. As a result, it is unlikely that we will be able to retain substantial cash balances to meet our liquidity needs from our annual taxable income. Instead, we expect to meet our liquidity needs primarily by relying upon external sources of capital.

Short-term Liquidity Requirements

Our short-term liquidity requirements consist primarily of funds necessary to pay for our operating expenses, including our general and administrative expenses as well as interest payments on our outstanding debt and to pay distributions. Since our portfolio has a strong occupancy level and substantially all of our leases are net leases, we do not currently anticipate making significant capital expenditures or incurring other significant property costs. We expect to meet our short-term liquidity requirements primarily from cash and cash equivalents balances, net cash provided by operating activities, and borrowings under our Revolving Credit Facility.

Long-term Liquidity Requirements

Our long-term liquidity requirements consist primarily of funds necessary to repay debt and invest in additional revenue generating properties. Debt capital is provided through unsecured term notes, revolving debt facilities, and senior unsecured notes. In addition to our current access to bank and private placement debt markets on an unsecured basis, upon completion of this offering, we expect to gain access to the public unsecured bond market that was largely unavailable to us based on the liquidity profile of our previous equity private placement channel.

The source and mix of our debt capital in the future will be impacted by market conditions as well as our continued focus on lengthening our debt maturity profile to better align with our portfolio’s lease terms, staggering debt maturities to reduce the risk that a significant amount of debt will mature in any single year in the future, and managing our exposure to interest rate risk.

We expect to meet our long-term liquidity requirements primarily from borrowings under our Revolving Credit Facility, future debt and equity financings, and proceeds from limited sales of our properties. Our ability to access these capital sources may be impacted by unfavorable market conditions, particularly in the debt and equity capital markets, that are outside of our control. The COVID-19 pandemic resulted in constraints in credit markets that simultaneously resulted in an increase in borrowing spreads across the debt capital markets, although they narrowed during the second quarter of 2020. In addition, our success will depend on our operating performance, our borrowing restrictions, our degree of leverage, market perceptions of our Company, and other factors. Our acquisition growth strategy significantly depends on our ability to obtain acquisition-financing on favorable terms. We seek to reduce the risk that long-term debt capital may be unavailable to us by strengthening our balance sheet by investing in real estate with creditworthy tenants and lease guarantors, and by maintaining an appropriate mix of debt and equity capitalization. We also, from time to time, obtain or assume non-recourse mortgage financing from banks and insurance companies secured by mortgages on the corresponding specific property. Mortgages, however, are not currently a strategic focus of the active management of our leverage profile. Rather, we enter into mortgages and notes payable as ancillary business transactions on an as-needed basis, most often as the result of lease assumption transactions.

Pro Forma Liquidity and Capital

As of June 30, 2020, we had on a pro forma basis $54.4 million of cash and cash equivalents. In addition, upon completion of this offering, we expect to have $900.0 million of borrowing capacity under our Revolving Credit Facility. We believe that following completion of this offering, we will have access to capital sufficient to meet our capital needs for the foreseeable future.

Leverage Policy

Upon completion of this offering, we will have pro forma total debt outstanding of $1,549.9 million and a pro forma Net Debt to Annualized Adjusted EBITDAre ratio of approximately 5.33x. We seek to maintain a prudent balance between debt and equity financing and, following completion of this offering, will seek to maintain on a sustained basis a level of Net Debt that is generally less than six times our Annualized Adjusted EBITDAre. Our board of directors may from time to time modify our leverage policy in light of then current economic conditions, relative costs of debt and equity capital, changes in the market price of our Common Stock (including our Class A Common Stock), acquisition opportunities, and other factors.

Credit Rating

We achieved our current investment grade credit rating of Baa3 based on our conservative leverage profile, diversified real estate investment portfolio, access to capital, and earnings stability provided by the creditworthiness of our tenants. Factors that could negatively impact our credit rating include, but are not limited to: a significant increase in our leverage on a sustained basis, a significant increase in the proportion of secured debt levels, a significant decline in our unencumbered asset base, weakening of our corporate governance structure, and a significant decline in our real estate portfolio diversification or the creditworthiness of our tenants. Factors that could positively impact our credit rating include, but are not limited to, continued growth in the portfolio, improvement in our leverage and Net Debt ratios, lengthening of our debt maturity profile, and our Internalization. We have aligned our strategic growth priorities with these factors, as we believe the favorable debt pricing and access to multiple sources of debt capital resulting from our investment grade credit rating provides us with an advantageous cost of capital and risk-adjusted return on investment for our stockholders.

Debt to be Outstanding After This Offering

Upon completion of this offering, we will have pro forma debt outstanding of approximately $1,549.9 million. Our pro forma debt will consist of approximately $1,440.0 million of unsecured debt and approximately $109.9 million of secured debt. The weighted average annual interest rate on our pro forma debt will be 2.94% (excluding the impact of interest rate swaps). Approximately 92.9% of our pro forma debt will be fixed rate debt or hedged through interest rate swaps.

The following table sets forth certain information about our pro forma unsecured debt to be outstanding after this offering.

(in thousands, except interest rates)	Outstanding Balance (Pro Forma)	Interest Rate	Maturity Date
Revolving Credit Facility	$—	one-month LIBOR + 1.20%	Sept. 2023

2022 Unsecured Term Loan	60,000	one-month LIBOR + 1.25%	Feb. 2022
2023 Unsecured Term Loan	265,000	one-month LIBOR + 1.35%	Jan. 2023
2024 Unsecured Term Loan	190,000	one-month LIBOR + 1.25%	Jun. 2024
2026 Unsecured Term Loan	450,000	one-month LIBOR + 1.85%	Feb. 2026

Senior Notes
Series A	150,000	4.84%	Apr. 2027
Series B	225,000	5.09%	Jul. 2028
Series C	100,000	5.19%	Jul. 2030

	475,000

Total	$1,440,000

Description of Certain Debt to be Outstanding After This Offering

The following is a summary of the material provisions of our current Revolving Credit Facility unsecured term loans, and the senior notes.

Revolving Credit Facility

The Revolving Credit Facility has a maximum availability of $900.0 million, and includes $20 million available for issuance of letters of credit. The Revolving Credit Facility has an initial maturity date of September 2023 and provides for two six-month extensions, at our election, subject to certain conditions set forth in the agreement and payment of a 0.0625% fee on the revolving commitments. As shown in the table below, the Revolving Credit Facility contains an applicable facility fee ranging between 0.125% and 0.30% per annum, based on our credit rating. Based on our current credit rating of Baa3, the facility fee is 0.25% per annum.

Level	Credit Rating (S&P/Moody’s)	Applicable Facility Fee
I	A-/A3 or better	0.125%
II	BBB+/Baa1	0.15%
III	BBB/Baa2	0.20%
IV	BBB-/Baa3	0.25%
V	Lower than BBB-/Baa3	0.30%

As shown in the table below, borrowings on the Revolving Credit Facility bear interest at variable rates based on LIBOR plus a margin based on our credit rating ranging between 0.825% and 1.55% per annum. Based on our current credit rating, the applicable margin is 1.20%.

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
I	A-/A3 or better	0.825%
II	BBB+/Baa1	0.875%
III	BBB/Baa2	1.00%
IV	BBB-/Baa3	1.20%
V	Lower than BBB-/Baa3	1.55%

2023 Unsecured Term Loan

The 2023 Unsecured Term Loan has an initial maturity date of January 2023. As shown in the table below, borrowings under the 2023 Unsecured Term Loan bear interest at variable rates based on LIBOR plus a margin based on our credit rating ranging between 0.90% and 1.75% per annum. Based on our current credit rating, the applicable margin is 1.35%.

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
I	A-/A3 or better	0.90%
II	BBB+/Baa1	0.95%
III	BBB/Baa2	1.10%
IV	BBB-/Baa3	1.35%
V	Lower than BBB-/Baa3	1.75%

2024 Unsecured Term Loan

The 2024 Unsecured Term Loan has an initial maturity date of June 2024. As shown in the table below, borrowings under the 2024 Unsecured Term Loan are subject to interest at variable rates based on LIBOR plus a margin based on our credit rating ranging between 0.85% and 1.65% per annum. Based on our current credit rating, the applicable margin is 1.25%.

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
I	A-/A3 or better	0.85%
II	BBB+/Baa1	0.90%
III	BBB/Baa2	1.00%
IV	BBB-/Baa3	1.25%
V	Lower than BBB-/Baa3	1.65%

2022 Unsecured Term Loan

The 2022 Unsecured Term Loan has an initial maturity date of February 2022. As shown in the table below, borrowings under the 2022 Unsecured Term Loan are subject to interest at variable rates based on LIBOR plus a margin based on our credit rating ranging between 0.85% and 1.65% per annum. Based on our current credit rating, the applicable margin is 1.25%.

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
I	A-/A3 or better	0.85%
II	BBB+/Baa1	0.90%
III	BBB/Baa2	1.00%
IV	BBB-/Baa3	1.25%
V	Lower than BBB-/Baa3	1.65%

2026 Unsecured Term Loan

The 2026 Unsecured Term Loan includes an accordion feature that provides for an increase in the facility size up to a total of $550 million of available capacity. Interest on borrowings under the 2026 Unsecured Term Loan is payable on a monthly basis during the term of the loan, with the principal amount due in February 2026. As shown in the table below, borrowings under the 2026 Unsecured Term loan bear interest equal to LIBOR plus a margin based on our credit rating ranging between 1.45% and 2.40% per annum. Based on our current grade credit rating, the applicable margin is 1.85%.

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
I	A-/A3 or better	1.45%
II	BBB+/Baa1	1.50%
III	BBB/Baa2	1.60%
IV	BBB-/Baa3	1.85%
V	Lower than BBB-/Baa3	2.40%

Senior Notes

To mitigate interest rate risk, we have strategically added unsecured, fixed-rate, interest-only senior promissory notes (“Senior Notes”) to our capital structure. The Senior Notes were issued in three series (Series A, B, and C) as described below.

Series A Notes

The Series A Notes are payable interest only semiannually during their term, bear interest at a fixed rate of 4.84% per annum, and mature on April 18, 2027.

Series B and Series C Notes

The Series B Notes mature on July 2, 2028, and the Series C Notes mature on July 2, 2030. The Series B and Series C Notes are payable interest only semiannually during their term, and bear interest at fixed rates of 5.09% per annum and 5.19% per annum, respectively.

Debt Covenants

We are subject to various covenants and financial reporting requirements pursuant to our unsecured debt facilities. The table below summarizes the applicable financial covenants, which are substantially the same across each of our unsecured debt facilities and Senior Notes on an actual basis as well as on a pro forma basis based on the terms of the agreements in place as of June 30, 2020, which assumes that the proceeds from this offering have been used to repay outstanding borrowings as described in “Use of Proceeds” elsewhere in this prospectus. As of June 30, 2020, we believe we were in compliance with all of our covenants.

In the event of default, either through default on payments or breach of covenants, we may be restricted from paying dividends to our stockholders in excess of dividends required to maintain our REIT qualification. For each of the previous three years, we paid dividends out of our cash flows from operations in excess of the distribution amounts required to maintain our REIT qualification.

Covenants	Required	Pro Forma (as of June 30, 2020)	Actual (as of June 30, 2020)
Leverage Ratio (1)	≤ 0.60 to 1.00	0.39	0.52
Secured Indebtedness Ratio (2)	≤ 0.40 to 1.00	0.03	0.03
Unencumbered Coverage Ratio (3)	≥ 1.75 to 1.00	5.30	4.44
Fixed Charge Coverage Ratio (4)	≥ 1.50 to 1.00	3.68	3.23
Total Unsecured Indebtedness to Total Unencumbered Eligible Property Value (5)	≤ 0.60 to 1.00	0.42	0.56
Dividends and Other Restricted Payments	Only applicable in case of default	Not Applicable	Not Applicable

(1)

The leverage ratio is calculated as the ratio of total indebtedness to total market value. For debt covenant purposes, total market value is computed on a consolidated basis as the net operating income for the most recently completed fiscal quarter on properties owned for four consecutive quarters at a capitalization rate of 7.50%, multiplied by four, plus the acquisition price of properties acquired in the last four quarters, and the GAAP book value of mortgages receivable, development property, unimproved real estate, unrestricted cash and cash equivalents, and all other tangible assets (the latter subject to a cap of 5% of total market value). For purposes of determining total market value, net operating income from properties disposed of during the immediately preceding period of four consecutive fiscal quarters are excluded.

(2)	The secured indebtedness ratio is the ratio of secured indebtedness to total market value. Secured indebtedness represents outstanding mortgage borrowings.
(3)	The unencumbered coverage ratio is the ratio of net operating income for all eligible properties to unsecured interest expense for the most recent fiscal quarter.
(4)

The fixed charge coverage ratio is the ratio of adjusted EBITDA to fixed charges for the most recent fiscal quarter. Adjusted EBITDA is computed as net income adjusted for depreciation and amortization, interest expense, income tax expense and franchise tax expense, gains and losses from the sale of properties, equity in net income of unconsolidated subsidiaries, non-cash expenses related to mark to market exposure under derivatives contracts, straight-line rent adjustments, amortization of intangibles, gains and losses on early extinguishment of debt, non-cash severance and restructuring charges, transaction costs expensed, and reserves for replacements with respect to certain properties. Fixed charges are computed as interest expense, plus scheduled principal repayments of debt, excluding balloon payments if applicable, plus preferred dividends paid or accrued, if applicable.

(5)	The ratio is calculated as the ratio of total unsecured indebtedness to unencumbered property value.

Derivative Instruments and Hedging Activities

We are exposed to interest rate risk arising from changes in interest rates on the floating-rate borrowings under our unsecured credit facilities and a certain mortgage. Borrowings pursuant to our unsecured credit facilities and the mortgage bear interest at floating rates based on LIBOR plus an applicable margin. Accordingly, fluctuations in market interest rates may increase or decrease our interest expense, which will in turn, increase or decrease our net income and cash flow.

We attempt to manage our interest rate risk by entering into interest rate swaps. As of June 30, 2020, we had 33 interest rate swaps outstanding in an aggregate notional amount of $859.8 million. Under these agreements, we receive monthly payments from the counterparties equal to the related variable interest rates multiplied by the outstanding notional amounts. In turn, we pay the counterparties each month an amount equal to a fixed interest rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that we pay a fixed interest rate on our variable-rate borrowings. The interest rate swaps have been designated by us as cash flow hedges for accounting purposes and are reported at fair value. We assess, both at inception and on an ongoing basis, the effectiveness of our qualifying cash flow hedges. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes.

Cash Flows

Cash and cash equivalents and restricted cash totaled $9.8 million at June 30, 2020 as compared to $20.3 million at December 31, 2019. Cash and cash equivalents and restricted cash totaled $12.7 million at June 30, 2019 as compared to $19.0 million at December 31, 2018. The table below shows information concerning cash flows for the six months ended June 30, 2020 and 2019, and the years ended December 31, 2019 and 2018:

	For the six months ended June 30,		For the years ended December 31,
(in thousands)	2020	2019	2019	2018
Net cash provided by operating activities	$79,458	$64,719	$147,358	$128,011
Net cash provided by (used in) investing activities	10,738	(120,894)	(831,707)	(510,459)
Net cash (used in) provided by financing activities	(100,665)	49,904	685,671	391,338

(Decrease) increase in cash and cash equivalents and restricted cash	$(10,469)	$(6,271)	$1,322	$8,890

The increase in net cash provided by operating activities during the six months ended June 30, 2020 and year ended December 31, 2019, as compared to comparable prior year periods, was mainly due to growth in our real estate portfolio and in 2020, cost savings associated with the Internalization.

The change in net cash provided by (used in) investing activities during the six months ended June 30, 2020, as compared to the six months ended June 30, 2019, was mainly due to decreased acquisition volume and increased proceeds from the disposal of properties in 2020, offset by cash paid in connection with the Internalization. The increase in net cash used in investing activities during the year ended December 31, 2019 as compared to the year ended December 31, 2018, reflected increased outflows for the acquisition of properties, most notably the Industrial Portfolio Acquisition. In addition, during the 2018 period, we received $18.5 million from the sale of our investment in preferred units of BRE, with no such outflow in 2019. These factors were somewhat offset by increased proceeds from the disposal of properties as we actively manage our balance sheet following the Industrial Portfolio Acquisition.

The change in net cash (used in) provided by financing activities during the six months ended June 30, 2020, as compared to the six months ended June 30, 2019, mainly reflects a decrease in proceeds from the issuance of our Common Stock and increased distributions resulting from an increase in the number of shares of Common Stock outstanding. The increase in net cash provided by financing activities during the year ended December 31, 2019, as compared to the year ended December 31, 2018, mainly reflects net incremental borrowings and increased proceeds from the issuance of our Common Stock, which were used to fund the increased acquisition activity, partially offset by increased distributions resulting from an increase in the number of shares of Common Stock outstanding.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2020 or December 31, 2019.

Contractual Obligations

The following table provides information with respect to our contractual commitments and obligations as of June 30, 2020 (dollar amounts in thousands), on a pro forma basis.

Year of Maturity	Term Loan Agreements	Revolving Credit Facility(a)	Senior Notes	Mortgages and Notes Payable	Interest Expense(b)	Tenant Improvement Allowances(c)	Operating Leases	Total
2020	$—	$—	$—	$1,614	$31,949	$2,208	$355	$36,126
2021	—	—	—	18,006	62,599	—	711	81,316
2022	60,000	—	—	2,907	59,337	—	686	122,930
2023	265,000	—	—	8,173	54,508	—	505	328,186
2024	190,000	—	—	2,260	50,464	—	120	242,844
Thereafter	450,000	—	475,000	76,912	129,118	—	2,411	1,133,441

Total	$965,000	$—	$475,000	$109,872	$387,975	$2,208	$4,788	$1,944,843

(a)	We may extend the Revolving Credit Facility twice, each for a six-month period, subject to certain conditions, including the payment of an extension fee equal to 0.0625% of the revolving commitments.
(b)

Interest expense is projected based on the outstanding borrowings and interest rates in effect as of June 30, 2020, on a pro forma basis. This amount includes the impact of interest rate swap agreements.

(c)	We expect to pay tenant improvement allowances out of cash flows from operations or from additional borrowings.

Additionally, we are a party to three separate tax protection agreements with the contributing members of three distinct UPREIT transactions and we entered into the Founding Owners’ Tax Protection Agreement with the Founding Owners in connection with the Internalization. The tax protection agreements require us to indemnify the beneficiaries in the event of a sale, exchange, transfer, or other disposal of the contributed property, or in the case of the Founding Owners’ Tax Protection Agreement, the entire Company, in a taxable transaction that would cause such beneficiaries to recognize a gain that is protected under the agreements, subject to certain exceptions. Based on values as of June 30, 2020, on a pro forma basis, taxable sales would trigger liability under the four tax protection agreements of approximately $22.3 million. Based on information available, we do not believe that the events resulting in damages as detailed above have occurred or are likely to occur in the foreseeable future. Accordingly, we have excluded these commitments from the contractual commitments table above.

We may enter into commitments to purchase goods and services in connection with the operation of our business. Those commitments generally have terms of one-year or less and reflect expenditure levels comparable to our historical expenditures.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses as well as other disclosures in the financial statements. On an ongoing basis, management evaluates its estimates and assumptions; however, actual results may differ from these estimates and assumptions, which in turn could have a material impact on our financial statements. A summary of our significant accounting policies and procedures are included in Note 2, “Summary of Significant Accounting Policies”, contained in the financial statements included elsewhere in this prospectus. Management believes the following critical accounting policies, among others, affect its more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Investments in Rental Property

We record investments in rental property accounted for under operating leases at cost. We record investments in rental property accounted for under direct financing leases at their net investment (which at the inception of the lease generally represents the cost of the property).

We early adopted ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), on a prospective basis, effective January 1, 2017. The guidance changes the definition of a business to exclude acquisitions where substantially all of the fair value of the assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, and therefore are accounted for as asset acquisitions instead of business combinations. All of our acquisitions of real estate closed subsequent to adopting ASU 2017-01 are accounted for as asset acquisitions. The Internalization will be accounted for as a business combination.

We allocate the purchase price of investments in rental property accounted for as asset acquisitions based on the relative fair value of the assets acquired and liabilities assumed. These generally include tangible assets, consisting of land and land improvements, buildings and other improvements, and equipment, and identifiable intangible assets and liabilities, including the value of in-place leases and acquired above-market and below-market leases. Acquisition costs incurred in connection with investments in real estate accounted for as asset acquisitions are capitalized and included with the allocated purchase price. The results of operations of acquired properties are included in the Consolidated Statements of Income and Comprehensive Income from the respective date of acquisition.

We allocate the purchase price of investments in rental property accounted for as a business combination based on the estimated fair value at the date of the acquisition of the assets acquired and liabilities assumed. These generally include tangible assets, consisting of land and land improvements, buildings and other improvements, and equipment, and identifiable intangible assets and liabilities, including the value of in-place leases and acquired above-market and below-market leases. Acquisition costs incurred in connection with investments in real estate accounted for as business combinations are expensed at the time of acquisition. The results of operations of acquired properties are included in the Consolidated Statements of Income and Comprehensive Income from the respective date of acquisition.

We use multiple sources to estimate fair value, including information obtained about each property as a result of our pre-acquisition due diligence and our marketing and leasing activities. Factors that impact our fair value determination include real estate market conditions, industry conditions that the tenant operates in, and characteristics of the real estate and/or real estate appraisals. Changes in any of these factors could impact the future purchase prices of our investments and the corresponding capitalization rates recognized. We do not believe the assumptions used to fair value the investments upon acquisition have a significant degree of estimation uncertainty.

We determine the fair value of tangible assets of an acquired property by valuing the property as if it were vacant. Management then allocates the as-if-vacant value to land and land improvements, buildings, and equipment based on comparable sales and other relevant information with respect to the property, as estimated by management. Specifically, the “if vacant” value of buildings and equipment is calculated using an income approach. Assumptions used in the income approach to value buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and land improvement value.

The estimated fair value of acquired in-place leases equals the costs we would have had to incur to lease the properties to the occupancy level of the properties at the date of acquisition. Such costs include the fair value of leasing commissions and other operating costs that would have been incurred to lease the properties, had they been vacant, to their acquired occupancy level. We amortize acquired in-place leases as of the date of acquisition over the remaining initial non-cancellable terms of the respective leases to amortization expense.

We record acquired above-market and below-market lease values based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the differences between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates at the time of acquisition for the corresponding in-place leases. We amortize the capitalized above-market and below-market lease values as adjustments to rental revenue over the remaining term of the respective leases.

Should a tenant terminate its lease, we charge the unamortized portion of the in-place lease value to amortization expense and we charge the unamortized portion of above-market or below-market lease value to rental income.

Management estimates the fair value of assumed mortgages and notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. We record assumed mortgages and notes payable at their estimated fair value as of the assumption date, and the difference between the estimated fair value and the notes’ outstanding principal balance is amortized to interest expense over the remaining term of the debt.

Long-lived Asset Impairment

We review long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If, and when, such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition, and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. A significant judgment is made as to if and when impairment should be taken. If our strategy, or one or more of the assumptions described above were to change in the future, an impairment may need to be recognized.

Inputs used in establishing fair value for real estate assets generally fall within Level 3 of the fair value hierarchy, which are characterized as requiring significant judgment as little or no current market activity may be available for validation. The main indicator used to establish the classification of the inputs is current market conditions, as derived through our use of published commercial real estate market information. We determine the valuation of impaired assets using generally accepted valuation techniques including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations, and bona fide purchase offers received from third parties. We may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of real estate.

During the six months ended June 30, 2020 and 2019, we recorded impairment charges of $2.7 million and $1.0 million, respectively. During the years ended December 31, 2019, 2018, and 2017, we recorded impairment charges of $3.5 million, $2.1 million, and $2.6 million, respectively. Impairment indicators were identified due to concerns over each tenant’s future viability, property vacancies, and changes to the overall investment strategy for the real estate assets. In determining the fair value of the real estate assets at the time of measurement, and depending on the property being evaluated, we utilized capitalization rates ranging from 7.25% to 12.0%, a weighted average discount rate of 8.0%, and a weighted average price per square foot of $226, which are Level 3 inputs. We believe the uncertainty in the future cash flows was reflected in the significant capitalization rate, and the estimates were based on the information available at the time of impairment. The properties for which an impairment charge was recorded in 2018 were subsequently sold in 2019. One of the properties for which an impairment charge was recorded in 2017 was subsequently sold in 2018. The assumptions we used in determining the amount of the impairment charges on these properties were validated upon the subsequent sales, which were at values consistent with our originally estimated impaired values.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of the Company’s property related contracts are or contain leases, and therefore revenue is recognized when the lessee takes possession of or controls the physical use of the leased assets. In most instances this occurs on the lease commencement date. At the time of lease assumption or at the inception of a new lease, including new leases that arise from amendments, the Company assesses the terms and conditions of the lease to determine the proper lease classification.

Certain of the Company’s leases require tenants to pay rent based upon a percentage of the property’s net sales (“percentage rent”) or contain rent escalators indexed to future changes in the CPI. Lease income associated with such provisions is considered variable lease income and therefore is not included in the initial measurement of the lease receivable, or in the calculation of straight-line rent revenue. Such amounts are recognized as income when the amounts are determinable.

We adopted the provisions of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs subsequently issued (collectively, “ASC 842”) as of January 1, 2019.

Leases Executed on or After Adoption of ASC 842

A lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee at the end of the lease term, (ii) the lessee has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use to the Company at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the lessee, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842.

ASC 842 requires the Company to account for the right to use land as a separate lease component, unless the accounting effect of doing so would be insignificant. Determination of significance requires management judgment. In determining whether the accounting effect of separately reporting the land component from other components for its real estate leases is significant, the Company assesses: (i) whether separating the land component impacts the classification of any lease component, (ii) the value of the land component in the context of the overall contract, and (iii) whether the right to use the land is coterminous with the rights to use the other assets.

Leases Executed Prior to Adoption of ASC 842

A lease arrangement was classified as an operating lease if none of the following criteria were met: (i) ownership transferred to the lessee prior to or shortly after the end of the lease term, (ii) the lessee had a bargain purchase option during or at the end of the lease term, (iii) the lease term was greater than or equal to 75% of the underlying property’s estimated useful life, or (iv) the present value of the future minimum lease payments (excluding executory costs) was greater than or equal to 90% of the fair value of the leased property. If one or more of these criteria were met, and the minimum lease payments were determined to be reasonably predictable and collectible, the lease arrangement was generally accounted for as a direct financing lease. Consistent with ASC 840, Leases, if the fair value of the land component was 25% or more of the total fair value of the leased property, the land was considered separately from the building for purposes of applying the lease term and minimum lease payments criterion in (iii) and (iv) above.

Revenue recognition methods for operating leases, direct financing leases, and sales-type leases are described below:

Rental property accounted for under operating leases—Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable rent escalations and collectability of the lease payments is probable, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as Accrued rental income on the Consolidated Balance Sheets. If the Company determines that collectability of the lease payments is not probable, the Company records an adjustment to Lease revenues to reduce cumulative income recognized since lease commencement to the amount of cash collected from the lessee. Future revenue recognition is limited to amounts paid by the lessee.

Rental property accounted for under direct financing leases—The Company utilizes the direct finance method of accounting to record direct financing lease income. The net investment in the direct financing lease represents receivables for the sum of future lease payments to be received and the estimated residual value of the leased property, less unamortized unearned income (which represents the difference between undiscounted cash flows and discounted cash flows). Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Rental property accounted for under sales-type leases—For leases accounted for as sales-type leases, the Company records selling profit arising from the lease at inception, along with the net investment in the lease. The Company leases assets through the assumption of existing leases or through sale-leaseback transactions, and records such assets at their fair value at the time of acquisition, which in most cases coincides with lease inception. As a result, the Company does not generally recognize selling profit on sales-type leases. The net investment in the sales-type lease represents receivables for the sum of future lease payments and the estimated unguaranteed residual value of the leased property, each measured at net present value. Interest income is recorded over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Certain of the Company’s contracts contain nonlease components (e.g., charges for management fees, common area maintenance, and reimbursement of third-party maintenance expenses) in addition to lease components (i.e., monthly rental charges). Services related to nonlease components are provided over the same period of time as, and billed in the same manner as, monthly rental charges. The Company elected to apply the practical expedient available under ASC 842, for all classes of assets, not to separate the lease components from the nonlease components when accounting for operating leases. Since the lease component is the predominant component under each of these leases, combined revenues from both the lease and nonlease components are reported as Lease revenues in the accompanying Consolidated Statements of Income and Comprehensive Income.

Refer to “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus regarding a question and answer document released by the Financial Accounting Standards Board with guidance on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic.

Derivative Instruments and Hedging

Management uses interest rate swap agreements to manage risks related to interest rate movements on our variable-rate debt. The interest rate swap agreements, designated and qualifying as cash flow hedges, are reported at fair value. We adopted ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting and Hedging Activities, effective January 1, 2018 on a modified retrospective basis. ASU 2017-12 amended the designation and measurement guidance for qualifying hedging transactions and the presentation of hedge results in an entity’s financial statements.

Prior to the adoption of ASU 2017-12, the gain or loss on the effective portion of the hedge was initially included as a component of other comprehensive income or loss and was subsequently reclassified into earnings when interest payments on the related debt were incurred and as the swap net settlements occurred. If and when there was ineffectiveness realized on a swap agreement, the Company recognized the ineffectiveness as a component of interest expense in the period incurred.

ASU 2017-12 removed the concept of separately measuring and reporting hedge ineffectiveness and requires a company to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. In accordance with ASU 2017-12, the gain or loss on the qualifying hedges is initially included as a component of other comprehensive income or loss and is subsequently reclassified into earnings when interest payments (the forecasted transactions) on the related debt are incurred and as the swap net settlements occur.

When an existing cash flow hedge is terminated, we determine the accounting treatment for the accumulated gain or loss recognized in accumulated other comprehensive income, based on the probability of the hedged forecasted transaction occurring within the period the cash flow hedge was anticipated to affect earnings. If management determines that the hedged forecasted transaction is probable of occurring during the original period, the accumulated gain or loss is reclassified into earnings over the remaining life of the cash flow hedge using a straight-line method, which approximates an effective interest method. If management determines that the hedged forecasted transaction is not probable of occurring during the original period, the entire amount of accumulated gain or loss is reclassified into earnings in the period the cash flow hedge is terminated.

Management documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Our interest rate risk management strategy is intended to stabilize cash flow requirements by maintaining interest rate swap agreements to convert certain variable-rate debt to a fixed rate.

Recently Issued Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks, one of the most predominant of which is a change in interest rates. Increases in interest rates can result in increased interest expense under our Revolving Credit Facility and other variable-rate debt. Increases in interest rates can also result in increased interest expense when our fixed rate debt matures and needs to be refinanced. We attempt to manage interest rate risk by entering into long-term fixed rate debt or by entering into interest rate swaps to convert certain variable-rate debt to a fixed rate. The interest rate swaps have been designated by us as cash flow hedges for accounting purposes and are reported at fair value. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes.

Our fixed-rate debt includes our Senior Notes, mortgages, and variable-rate debt converted to a fixed rate with the use of interest rate swaps. Our fixed-rate debt had carrying values and fair values of approximately $1.4 billion and $1.6 billion, respectively, as of June 30, 2020. Changes in market interest rates impact the fair value of our fixed-rate debt and interest rate swaps, but they have no impact on interest incurred or cash flows. For instance, if interest rates rise 1%, and the fixed-rate debt balance remains constant, we expect the fair value of our debt to decrease, the same way the price of a bond declines as interest rates rise. A 1% increase in market interest rates would have resulted in a decrease in the fair value of our fixed-rate debt and interest rate swaps of approximately $85.9 million as of June 30, 2020.

Borrowings pursuant to our Revolving Credit Facility and other variable-rate debt bear interest at rates based on LIBOR plus an applicable margin, and totaled $1.5 billion as of June 30, 2020, of which $859.8 million was swapped to a fixed rate by our use of interest rate swaps. Taking into account the effect of our interest rate swaps, interest expense would have increased by approximately $3.1 million in the six months ended June 30, 2020, if the applicable LIBOR rate had been 1% higher.

With the exception of our interest rate swap transactions, we have not engaged in transactions in derivative financial instruments or derivative commodity instruments.

As of June 30, 2020, our financial instruments were not exposed to significant market risk due to foreign currency exchange risk.

Non-GAAP Financial Measures

Our reported results and net earnings per diluted share are presented in accordance with GAAP. We also disclose funds from operations (“FFO”), adjusted funds from operations (“AFFO”), earnings before interest, taxes, depreciation and amortization (“EBITDA”), EBITDA further adjusted to exclude gains (losses) on sales of depreciable property and real estate impairment losses (“EBITDAre”), Adjusted EBITDAre, Annualized Adjusted EBITDAre, Net Debt, Adjusted Net Operating Income (“NOI”) and Adjusted Cash NOI, each of which are non-GAAP measures. We believe these non-GAAP financial measures are industry measures used by analysts and investors to compare the operating performance of REITs.

We compute FFO in accordance with the standards established by the Board of Governors of the National Association of Real Estate Investment Trusts (“Nareit”), the worldwide representative voice for REITs and publicly traded real estate companies with an interest in the U.S. real estate and capital markets. Nareit defines FFO as GAAP net income or loss adjusted to exclude net gains (losses) from sales of certain depreciated real estate assets, depreciation and amortization expense from real estate assets, gains and losses from change in control, and impairment charges related to certain previously depreciated real estate assets. To derive AFFO, we modify the Nareit computation of FFO to include other adjustments to GAAP net income related to certain non-cash and non-recurring revenues and expenses, including straight-line rents, cost of debt extinguishments, amortization of lease intangibles, amortization of debt issuance costs, amortization of net mortgage premiums, (gain) loss on interest rate swaps and other non-cash interest expense, realized gains or losses on foreign currency transactions, internalization expenses, extraordinary items, and other specified non-cash items. We believe that such items are not a result of normal operations and thus we believe excluding such items assists management and investors in distinguishing whether changes in our operations are due to growth or decline of operations at our properties or from other factors.

Our leases include cash rents that increase over the term of the lease to compensate us for anticipated increases in market rentals over time. Our leases do not include significant front-loading or back-loading of payments, or significant rent-free periods. Therefore, we find it useful to evaluate rent on a contractual basis as it allows for comparison of existing rental rates to market rental rates. In situations where we have granted short-term rent deferrals as a result of the COVID-19 pandemic, and such deferrals are probable of collection and expected to be repaid within a short term, we will continue to recognize the same amount of GAAP lease revenues each period. The amounts temporarily deferred are recorded in tenant receivables until they are repaid. Consistent with GAAP lease revenues, the short-term deferrals associated with COVID-19 will not impact our FFO or AFFO.

We further exclude costs or gains recorded on the extinguishment of debt, non-cash interest expense and gains, the amortization of debt issuance costs, net mortgage premiums, and lease intangibles, realized gains and losses on foreign currency transactions, and Internalization expenses, as these items are not indicative of ongoing operational results. We use AFFO as a measure of our performance when we formulate corporate goals.

FFO is used by management, investors, and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers, primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by one-time cash and non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other REITs, and comparisons of our FFO and AFFO with the same or similar measures disclosed by other REITs may not be meaningful. FFO and AFFO should not be considered alternatives to net income as a performance measure or to cash flows from operations, as reported on our statement of cash flows, or as a liquidity measure, and should be considered in addition to, and not in lieu of, GAAP financial measures.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments to FFO that we use to calculate AFFO. In the future, the SEC, Nareit or another regulatory body may decide to standardize the allowable adjustments across the REIT industry and in response to such standardization we may have to adjust our calculation and characterization of AFFO accordingly.

The following is a reconciliation of historical and pro forma net income (which is the most comparable GAAP measure) to FFO and AFFO:

	For the six months ended June 30,			For the years ended December 31,
(in thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Net income	$36,106	$28,946	$32,364	$122,504	$85,114	$75,105	$59,555
Real property depreciation and amortization	71,109	71,109	49,597	122,799	108,818	83,994	62,263
Gain on sale of real estate	(8,774)	(8,665)	(4,187)	(31,679)	(29,914)	(10,496)	(12,992)
Provision for impairment of investment in rental properties	2,667	2,667	1,017	3,452	3,452	2,061	2,608

FFO	101,108	94,057	78,791	217,076	167,470	150,664	111,434

Capital improvements/reserves	—	—	(97)	(97)	(97)	(196)	(196)
Straight-line rent adjustment	(7,763)	(7,763)	(10,383)	(25,330)	(21,943)	(19,492)	(17,132)
Adjustment to provision for credit losses	(127)	(127)	—	—	—	—	—
Cost of debt extinguishment	22	22	721	1,238	1,176	101	5,151
Gain on sale of investments in related party	—	—	—	—	—	(8,500)	—
Amortization of debt issuance costs	1,230	1,709	1,150	2,444	2,685	1,918	1,795
Amortization of net mortgage premiums	(72)	(72)	(71)	(143)	(143)	(142)	61
Gain on interest rate swaps and other non-cash interest expense	(83)	(83)	(122)	(205)	(205)	(84)	(1,280)
Amortization of lease intangibles	(119)	(119)	(1,455)	(4,475)	(3,410)	(304)	498
Internalization expenses	—	1,594	272	—	3,658	—	—
Severance	921	26	—	398	—	—	—
Change in fair value of earnout liability	(352)	(2,144)	—	—	—	—	—
Other losses (gains)	24	24	—	6	6	100	(379)

AFFO	$94,789	$87,124	$68,806	$190,912	$149,197	$124,065	$99,952

We compute EBITDA as earnings before interest, income taxes and depreciation and amortization. EBITDA is a measure commonly used in our industry. We believe that this ratio provides investors and analysts with a measure of our performance that includes our operating results unaffected by the differences in capital structures, capital investment cycles and useful life of related assets compared to other companies in our industry. In 2017, Nareit issued a white paper recommending that companies that report EBITDA also report EBITDAre in financial reports. We compute EBITDAre in accordance with the definition adopted by Nareit. Nareit defines EBITDAre as EBITDA (as defined above) excluding gains (loss) from the sales of depreciable property and provisions for impairment on investment in real estate. We believe EBITDA and EBITDAre are useful to investors and analysts because they provide important supplemental information about our operating performance exclusive of certain non-cash and other costs.

EBITDA and EBITDAre are not measures of financial performance under GAAP, and our EBITDA and EBITDAre may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA and EBITDAre as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.

The following table reconciles net income (which is the most comparable GAAP measure) to EBITDA and EBITDAre:

	For the six months ended June 30,			For the years ended December 31,
(in thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Net income	$36,106	$28,946	$32,364	$122,504	$85,114	$75,105	$59,555
Depreciation and amortization	71,151	71,140	49,597	122,878	108,818	83,994	62,263
Interest expense	34,075	40,504	32,560	72,207	72,534	52,855	34,751
Income taxes	951	951	748	2,586	2,415	857	624

EBITDA	$142,283	$141,541	$115,269	$320,175	$268,881	$212,811	$157,193
Provision for impairment of investment in rental properties	2,667	2,667	1,017	3,452	3,452	2,061	2,608
Gain on sale of real estate	(8,774)	(8,665)	(4,187)	(31,679)	(29,914)	(10,496)	(12,992)

EBITDAre	$136,176	$135,543	$112,099	$291,948	$242,419	$204,376	$146,809

We are focused on a disciplined and targeted acquisition strategy, together with active asset management that includes selective sales of properties. We manage our leverage profile using a ratio of Net Debt to Annualized Adjusted EBITDAre, each discussed further below, which we believe is a useful measure of our ability to repay debt and a relative measure of leverage, and is used in communications with our rating agencies regarding our credit rating. As we fund new acquisitions initially using our unsecured Revolving Credit Facility, our leverage profile and Net Debt are immediately impacted by current quarter acquisitions. However, the full benefit of EBITDAre from newly acquired properties is not received in the same quarter in which the properties are acquired. Additionally, EBITDAre for the quarter includes amounts generated by properties that have been sold during the quarter. Accordingly, the variability in EBITDAre caused by the timing of our acquisitions and dispositions can temporarily distort our leverage ratios. We further adjust EBITDAre (“Adjusted EBITDAre”) for the most recently completed quarter (i) to recalculate as if all acquisitions and dispositions had occurred at the beginning of the quarter, (ii) to exclude certain GAAP income and expense amounts that are either non-cash, such as cost of debt extinguishments or the change in fair value of our earnout liability, or that we believe are one time, or unusual in nature because they relate to unique circumstances or transactions that had not previously occurred and which we do not anticipate occurring in the future, and (iii) to eliminate the impact of lease termination fees, which are not a result of normal operations. We then annualize quarterly Adjusted EBITDAre by multiplying it by four (“Annualized Adjusted EBITDAre”). You should not unduly rely on this measure as it is based on assumptions and estimates that may prove to be inaccurate. Our actual reported EBITDAre for future periods may be significantly different from our Annualized Adjusted EBITDAre.

Adjusted EBITDAre and Annualized Adjusted EBITDAre are not measurements of performance under GAAP, and our Adjusted EBITDAre and Annualized Adjusted EBITDAre may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDAre and Annualized Adjusted EBITDAre as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.

We disclose Adjusted Net Operating Income (“Adjusted NOI”), a non-GAAP financial measure that we believe is useful to assess property-level performance. We compute Adjusted NOI by further adjusting Adjusted

EBITDAre to exclude costs incurred at the corporate level, including asset management, property management, and general and administrative expenses. The asset and property management expenses relate to fees paid to our former third-party manager, which will not be incurred prospectively as a result of the Internalization. Given the net lease nature of our portfolio, we do not incur general and administrative expenses at the property level. We further adjust Adjusted NOI to exclude non-cash items included in total revenues and property expenses, such as straight-line rental revenue and other amortization and non-cash items, based on an estimate calculated as if all investment and disposition activity that took place during the quarter had occurred on the first day of the quarter (“Adjusted Cash NOI”). We then annualize quarterly Adjusted NOI and Adjusted Cash NOI by multiplying each amount by four (“Annualized Adjusted NOI” and “Annualized Adjusted Cash NOI”, respectively). We believe Adjusted NOI and Adjusted Cash NOI provide useful and relevant information because they reflect only those income and expense items that are incurred at the property level and present such items on an unlevered basis. We believe that the exclusion of certain non-cash revenues and expenses from Adjusted Cash NOI is a useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by non-cash revenues or expenses. You should not unduly rely on Annualized Adjusted NOI and Annualized Adjusted Cash NOI as they are based on assumptions and estimates that may prove to be inaccurate. Our actual reported Adjusted NOI and Adjusted Cash NOI for future periods may be significantly different from our Annualized Adjusted NOI and Annualized Adjusted Cash NOI.

Adjusted NOI and Adjusted Cash NOI are not measurements of financial performance under GAAP. You should not consider our Adjusted NOI and Adjusted Cash NOI as alternatives to net income or cash flows from operating activities determined in accordance with GAAP. Additionally, our computation of Adjusted NOI and Adjusted Cash NOI may differ from the methodology for calculating these metrics used by companies in our industry, and, therefore, may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net income (which is the most comparable GAAP measure) to Adjusted EBITDAre, Adjusted NOI and Adjusted Cash NOI. Information is also presented with respect to Annualized EBITDAre, Annualized Adjusted EBITDAre, Annualized Adjusted NOI, and Annualized Adjusted Cash NOI:

	For the three months ended June 30,			For the three months ended December 31,
(in thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical) (Unaudited)	2019 (Pro forma) (Unaudited)	2019 (Historical) (Unaudited)	2018 (Historical) (Unaudited)	2017 (Historical) (Unaudited)
Net income	$14,700	$17,098	$17,342	$34,150	$27,712	$14,660	$16,826
Depreciation and amortization	39,921	39,921	25,287	34,344	30,829	22,691	17,294
Interest expense	17,020	19,513	16,732	17,898	21,509	14,740	9,569
Income taxes	402	402	305	1,305	1,262	46	113

EBITDA	$72,043	$76,934	$59,666	$87,697	$81,312	$52,137	$43,802
Provision for impairment of investment in rental properties	534	534	—	—	—	—	—
Gain on sale of real estate	(1,046)	(1,046)	(2,787)	(13,959)	(13,142)	(876)	(2,660)

EBITDAre	$71,531	$76,422	$56,879	$73,738	$68,170	$51,261	$41,142
Adjustment for current quarter investment activity (1)	—	—	1,362	346	346	3,463	5,618
Adjustment for current quarter disposition activity (2)	(52)	(52)	(290)	(1,015)	(1,015)	(60)	(85)
Adjustment to exclude non-recurring expenses (income) (3)	—	389	272	—	2,463	—	—
Adjustment to exclude change in fair value of earnout liability	(1,041)	(6,321)	—	—	—	—	—
Adjustment to exclude cost of debt extinguishments	—	—	8	—	—	—	132
Adjustment to exclude lease termination fees	(276)	(276)	—	—	—	—	—

Adjusted EBITDAre	$70,162	$70,162	$58,231	$73,069	$69,964	$54,664	$46,807
Asset management fees	—	—	5,318	—	5,815	5,054	4,088
Property management fees	—	—	1,935	—	2,338	1,737	1,353
General and administrative	5,700	5,700	1,389	6,446	1,649	1,712	1,641

Adjusted Net Operating Income (“NOI”)	$75,862	$75,862	$66,873	$79,515	$79,766	$63,167	$53,889
Straight-line rental revenue, net	(6,151)	(6,151)	(5,426)	(6,017)	(6,017)	(4,227)	(5,431)
Other amortization and non-cash charges	911	911	(765)	(1,076)	(1,076)	(465)	(417)

Adjusted Cash NOI	$70,622	$70,622	$60,682	$72,422	$72,673	$58,475	$48,041

Annualized EBITDAre	$286,124	$305,688	$227,516	$294,952	$272,680	$205,044	$164,568
Annualized Adjusted EBITDAre	280,648	280,648	232,924	292,276	279,856	218,656	187,228
Annualized Adjusted NOI	303,448	303,448	267,492	318,060	319,064	252,668	215,556
Annualized Adjusted Cash NOI	282,488	282,488	242,728	289,688	290,692	233,900	192,164

(1)	Reflects an adjustment to give effect to all acquisitions during the quarter as if they had been acquired as of the beginning of the quarter.
(2)	Reflects an adjustment to give effect to all dispositions during the quarter as if they had been sold as of the beginning of the quarter.
(3)	Amounts represent expenses directly associated with the Internalization.

Net Debt is a non-GAAP financial measure. We define Net Debt as our gross debt (defined as total debt plus deferred financing costs) less cash and cash equivalents and restricted cash. Net Debt to Annualized EBITDAre and Net Debt to Annualized Adjusted EBITDAre, represent Net Debt divided by Annualized EBITDAre and

Annualized Adjusted EBITDAre, respectively. We believe that these ratios are useful to investors and analysts because they provide information about gross debt less cash and cash equivalents, which could be useful to repay debt, compared to our performance as measured using EBITDAre, which is described above.

The following table reconciles total debt (which is the most comparable GAAP measure) to Net Debt, and presents the ratio of Net Debt to Annualized EBITDAre and Net Debt to Annualized Adjusted EBITDAre, respectively:

	As of June 30,		As of December 31,
(in thousands)	2020 (Pro forma) (Unaudited)	2020 (Historical) (Unaudited)	2019 (Historical)	2018 (Historical)	2017 (Historical)
Debt
Mortgages and notes payable, net	$109,512	$109,512	$111,793	$78,952	$67,832
Unsecured term notes, net	1,433,195	1,673,092	1,672,081	1,225,773	836,912
Revolving Credit Facility	—	248,300	197,300	141,100	273,000
Debt issuance costs	7,165	7,268	8,277	4,726	3,726

Gross Debt	1,549,872	2,038,172	1,989,451	1,450,551	1,181,470
Cash and cash equivalents	(54,434)	(9,241)	(12,455)	(18,612)	(9,355)
Restricted cash	(601)	(601)	(7,856)	(377)	(744)

Net Debt	$1,494,837	$2,028,330	$1,969,140	$1,431,562	$1,171,371

Net Debt to Annualized EBITDAre	5.22	6.64	7.22	6.98	7.12

Net Debt to Annualized Adjusted EBITDAre	5.33	7.23	7.04	6.55	6.26

MARKET OPPORTUNITY

Outlook

Rosen Consulting Group (“RCG”) has a long-term positive outlook on the net lease real estate market generally and on certain segments of property types for the following reasons:

•

Net leases offer multiple benefits for property owners and tenants, including, for property owners, rental income stability, inflation mitigation and potential residual property value appreciation, and for tenants, the opportunity to monetize real properties and allocate capital more efficiently.

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RCG estimates the total value of owner-occupied commercial real estate in the U.S. is in the $1.5 to $2.0 trillion range as of 2019. RCG believes that many of these owner-occupied properties could become net leased assets, increasing the size of the net lease market through sale-leaseback transactions.

•	RCG believes that the net lease market generally can increase in size and will accommodate a substantial increase in investment activity.

•

Economic uncertainty from COVID-19 pandemic-related economic shutdowns may lead to net lease acquisition opportunities from smaller investors and corporate owner-users seeking liquidity via monetization of real property assets.

Net Lease Real Estate Overview

The net lease market is characterized primarily by single-tenant properties occupied by tenants across a range of industries, including corporate headquarters, manufacturing and distribution facilities, quick service restaurants and healthcare. Net lease real estate is a uniquely structured real estate investment that minimizes property management responsibilities for the property owners. A net lease, unlike a gross lease which places financial responsibility for most expenses with the property owner, shifts the majority or entirety of expenses such as maintenance, insurance, utilities, property taxes and capital expenditures to the lessee. The structure of a net lease can result in passive and stable cash flows for the owner with the benefit of potential property value appreciation.

Net leases are often executed for seven to 15 years or more. Lease agreements typically include tenant options to renew, further extending the life of a net lease beyond the initial term. Comparatively, multitenant real estate properties with gross leases typically have average lease terms between five and ten years with fewer options to extend. The longer-term characteristics of a net lease can minimize costs associated with re-tenanting a property. Tenants typically agree to net lease terms for locations that are of high value, whether that is because of a mission-critical nature of the facility, proximity to suppliers or storefronts, or access to consumers. Within the lease term, net leases may feature rent escalations of a fixed percentage or in relation to an inflation measure such as the CPI. This allows a net lease investment to provide some mitigation against inflation pressures or economic downturns. As a result, net leases can offer stable, predictable and passive cash flows over time, similar to interest-bearing corporate bonds but with potential upside for appreciation in property values and inflation mitigation.

The longer lease terms of net lease properties may be ideal for tenants that desire to remain in locations vital to business success, such as prime retail corridors, sites adjacent to transportation infrastructure or locations convenient to customers, labor pools and patients. The importance of these sites is a key component of a tenant’s decision to enter into a net lease. Similarly, the strength of the tenant leasing the space is vital in determining the quality of the net lease. Many property owners focus on high credit quality tenants, including nationally recognized businesses with strong corporate cash flows. Furthermore, many property owners focus on industries with positive underlying demand drivers, which may be less subject to economic volatility. Quality net lease tenants contribute to income stability and may mitigate against economic volatility.

The structure of a net lease can be beneficial in several ways to lessees. Under a net lease, tenants are able to occupy and control locations for longer periods than a standard lease while preserving needed capital for core business operations. The net lease structure may also assist corporate tenants with expansion opportunities by foregoing capital-intensive ownership and property development alternatives. A net lease also allows an owner-occupier to monetize real estate through a sale-leaseback transaction, which can provide capital for expansion opportunities, to retire debt or reinvest in the business platform.

For property owners, there are multiple benefits of a net lease structure. A net lease offers greater rental income stability and predictability than traditional leases. The longer term and agreed upon rent escalations can create stable cash flows over an extended period of time, potentially outlasting economic downturns. The contractual rent increases, often at an annual frequency, can serve to hedge against rising inflation. With the tenant financially responsible for most expenses, the landlord is further insulated against potential surges in inflation. Furthermore, minimal operating expenses borne by the lessor combined with the net lease structure can translate to a more consistent and predictable rental income stream.

Tenants with strong corporate financial metrics can minimize the vacancy risk to property owners of real estate assets. As net-leased locations are often critical to core businesses, tenants that occupy these mission-critical net-leased properties are likely to maintain lease payments even in the case of corporate reorganizations, bankruptcy filings or mergers. Should a net lease tenant relocate or go out of business, the real estate asset often holds residual value, which may be substantial, depending upon the characteristics and location of the property. Even without a tenant and the recurring cash flow, the building may be repositioned to a single tenant or multitenant facility with the potential to secure a new cash flow stream. The underlying land also holds value regardless of the existing structure, particularly well-located sites in urban areas or within proximity to transportation infrastructure, business customers or consumers.

Finally, the long-term nature of the lease may offer some protection for property owners against economic volatility because short-term fluctuations in market-rate rents should not materially impact the in-place rental income from a net lease property. In both economic expansions and downturns, net lease rent growth exhibits less volatility than most other commercial real estate categories. During 2008 and 2009, one of the most severe economic downturns in modern times, rent growth for net-leased properties remained positive while average rent growth declined among other commercial property types. As the current economic downturn caused by the outbreak of COVID-19 progresses, a similar trend may occur as market-rate rents decline while in-place net lease rents remain stable or increase due to contractual rent increases. Economic cycles can often cause shifts in real estate occupancy and rental income, but the long-term lease structure of net lease real estate can often be more resistant to market downturns and volatile periods.

Ownership within the net lease real estate market is highly fragmented and the size of the market is constantly evolving. While some investors specialize in net lease assets, net leased real estate may also provide diversification benefits to traditional real estate investors. The stable revenue stream and resiliency to market cycles of net-leased real estate, particularly when combined with geographic, property type and tenant industry diversification, can help insulate real estate investment portfolios from greater volatility of cash flows. The stability of revenue in a net-leased asset is comparable to a bond, and some investors may benefit from utilizing net lease real estate in place of corporate or sovereign bonds. There are a number of large publicly traded and non-traded REITs that invest in net lease properties, but most single tenant net lease assets are owned by smaller investors. These smaller investors, including individuals, families, trusts and real estate operating companies, often own relatively few assets. Furthermore, many net leased properties are located in smaller metropolitan areas that are often overlooked by large-scale institutional real estate investors. This may limit buyer competition for available net leased properties in some markets, potentially offering well-capitalized firms opportunities to acquire net leased assets. The fragmented ownership can help create investment opportunities and well-capitalized firms with real estate market expertise may have an advantage to acquire properties or portfolios.

The fragmented and evolving nature of ownership in the net lease market make it difficult to quantify the overall market size. Net lease tenants constantly expand into new locations and owner-occupiers engage in sale-leaseback and other net lease transactions, adding to and removing properties from the universe of investable net lease real estate properties. RCG estimates the total value of owner-occupied real estate in the U.S. is in the $1.5 to $2.0 trillion range as of 2019. Many of these owner-occupied properties could become net leased assets, increasing the size of the net lease market through sale-leaseback transactions. This estimate is a modest portion of the nearly 71 billion square feet of commercial real estate located in the 200 largest markets in the U.S. in 2018, according to an estimate by the National Association of Real Estate Investment Trusts. With this magnitude, there is considerable potential for the net lease market to expand as owner-occupiers sell properties to raise capital and corporations expand operations.

Although the fragmented ownership and evolving market make determining the size of the net lease market challenging, given the pre-COVID-19 pandemic economic expansion, construction of new net lease properties, and sale-leaseback transactions by occupiers, RCG believes that the net lease market can increase in size and accommodate a substantial increase in investment activity.

Net Lease Real Estate Investment Trends

In line with the challenge of measuring the size of the net lease market, assessing the volume of transactions in net lease real estate is similarly challenging. However, sales volume of single tenant properties can be a helpful proxy for net lease transactions as a large share of single tenant properties are net leased. Through the second quarter of 2020 as the economic impacts of the COVID-19 pandemic began to impact real estate transactions, single tenant investment sales activity reached an annualized figure of $40.8 billion, significantly lower than 2018 and 2019, according to Real Capital Analytics. During the five-year period from 2015 through 2019, single tenant investment sales reached $262.9 billion, or $52.6 billion on average each year. The historically high level of investment interest in the net lease sector is driven by the potential for stable cash flows and expectations of asset value appreciation.

The high level of interest from investors has continued to place pressure on cap rates for single tenant real estate assets even as transaction volume slowed in 2020. The average single tenant transactional cap rate remained near historical lows at 6.3% through the second quarter of 2020, according to Real Capital Analytics, and has changed little in the last four years. The average cap rates are based on properties throughout the country and contain tenants of varying credit ratings and, as such, there is a range of cap rates. Generally, cap rates may be lower than the average for high quality properties and properties with investment-grade tenants.

Even as single tenant cap rates remained near historical lows, the spread to corporate and sovereign bonds widened as 10-year Treasury yields declined. Through the second quarter of 2020, the single tenant cap rate spread to 10-year Treasury bond yields was 557 basis points, compared with the average spread of 463 basis points since 2010. Compared with BBB corporate bond yields, the spread in the second quarter of 2020 was 330 basis points, greater than the average spread since 2010 of 258 basis points. Even as bond yields moved lower, the average cap rate was stable, leading to widened spreads and potential opportunities for greater investment returns relative to a comparable investment class. RCG believes that single tenant real estate investment volume and cap rate trends are indicative of the net lease market, and that when compared with corporate and sovereign bonds, the net lease market may provide opportunities for bond-like cash flows priced at higher spreads.

Economic Overview of Selected Markets

U.S. Overview. The long-dated expansion in the U.S. economy continued into early 2020, with continued hiring throughout many industries leading to increased consumer spending and income growth, before the onset of the COVID-19 pandemic-induced recession. In 2019, U.S. employers created more than 2.1 million jobs, compared with more than 2.3 million jobs during the same period in 2018, according to the Bureau of Labor Statistics. From the beginning of 2015 to 2019, more than 11.6 million jobs were created nationally.

In early 2020, as concerns around the COVID-19 pandemic increased and the economic shutdown resulting from COVID-19 began, employers furloughed staff or eliminated positions. The temporary disruption from the local economic shutdowns led to substantial job losses. As local economies began to reopen, millions of workers were rehired. As more economies reopen and businesses allowed to operate, additional workers will be rehired, offsetting many of the pandemic-induced job losses.

The estimated U.S. population increased to more than 328.2 million in 2019, an increase of approximately 1.6 million people from 2018, according to the Census Bureau. From 2014 to 2019, the national population increased by 9.9 million people. The sustained population growth and young adults moving out on their own contributed to an estimated 1.5 million new households in 2019, according to an RCG estimate. Long-term positive demographic trends, including an increase in population and number of households, contribute to growing consumer demand for goods and services.

Industrial. The movement of materials and goods between producers, wholesalers, retailers, businesses and consumers is an essential part of the economy. In recent years, growth in online sales activities continued to drive an increase in freight traffic as businesses and consumers increased consumption. During the economic shutdowns, the need for continued distribution to stores and distribution centers for online purchases underscored the essential nature of industrial businesses and underlying real estate. As consumers transition to a new normal as economies reopen, many purchases will remain online. Online, or e-commerce, sales increased to $160.3 billion in the first quarter of 2020, up from $39.3 billion in the first quarter of 2010, according to the Census Bureau, and may increase further despite the pandemic-induced recession as consumers leverage the convenience and contact-free nature of online shopping. The Transportation Services Index for freight remained stable for much of 2019, and decreased only slightly from the peak in 2019 in early 2020 to 135.5, according to the Bureau of Transportation Services.

In order to transport goods to stores, provide food to restaurants and take-out services, and ship items to consumers, retailers typically employ distribution activities from warehouse facilities located across the country. In particular, last mile delivery locations to consumers and businesses can be mission-critical for distribution and logistics services. The essential nature of delivery services was highlighted as local economies shutdown due to the COVID-19 pandemic and consumers increased the volume of deliveries to their homes. With more households eating meals at home, consumer demand for perishable food items such as produce, meat and frozen food rose during the economic shutdowns, offsetting some of the decline in activity by wholesale deliveries to dine-in restaurants and bars. As businesses reopen, demand for food items should be additive, driving a recovery in demand for cold storage warehouse and distribution space close to farms and producers as well as in proximity to retailers, restaurants and consumers. The increase in consumer demand for organic food products of the last few years should continue and, in conjunction with the growing online grocery sector, will increase demand for specialized storage and distribution facilities. Warehouses and distribution facilities particularly those serving essential businesses, with proximity to consumers or storefronts and prime transportation infrastructure access will remain highly sought after by retailers and wholesalers.

Healthcare. Access to high quality healthcare has never been more important than as during the COVID-19 pandemic. Prior to the pandemic, healthcare spending increased annually, driven not only by increasing costs but also a growing population and increased access to healthcare through insurance. The expansion of public health insurance programs combined with a large share of the population employed resulted in approximately 91.5% of the U.S. population in 2018 under health insurance at some point during the year, according to the Census Bureau. National healthcare spending increased to $3.6 trillion in 2018, the latest data available, an increase of 4.6% from the previous year, according to the U.S. Centers for Medicare & Medicaid Services. While healthcare providers will be strained by the delivery of services during the COVID-19 pandemic as well as enhancing safety protocols throughout medical and dental offices, the continued support of the federal government through aid packages will help offset some of the increased costs. As the delivery of healthcare normalizes, a return to longer term trends should take hold with healthcare demand driven by demographic trends, including an aging population, extended life expectancy and large portions of the population transitioning into life stages that typically indicate an increase in healthcare utilization. While many healthcare providers and systems are under increasing pressure from the ongoing pandemic in the near term, longer term trends such as increased patient referrals to outpatient facilities for procedures and increased usage of preventative and alternative healthcare should drive continued increase in demand for healthcare services outside of hospital system campuses. The essential nature of medical services combined with locations accessible by patients and providers or with proximity to hospital systems should culminate in heightened long-term demand for select net leased real estate.

Restaurants. During the COVID-19 pandemic, food service establishments with takeout, delivery or drive-through meals underscored the critical mission of providing prepared food to individuals and families. While legal restrictions adopted by many U.S. states temporarily prohibited indoor dining and more households turned to grocery stores for food to cook at home, many restaurants were able to remain open in order to provide food throughout the crisis through takeout and drive-through options. While some food service establishments increased sales during the economic shutdowns, the loss of dine-in options hurt most restaurants. Spending in restaurants and bars declined in the first quarter of 2020, according to the Census Bureau, as many consumers cooked at home instead of dining out. The reduction in sales due to the prohibition of indoor dining and “shelter in place” orders underscored the importance of well-capitalized tenants that may be better able to adjust to evolving market conditions. Many of these casual dining restaurants and fast food outlets were able to serve customers via curbside pickup and drive-throughs.

As local economies have reopened and more forms of dining have been permitted in some regions, many diners returned to restaurants, highlighting the potential for in-person dining to recover once the pandemic is over. Restaurant concepts with financial strength and flexibility may be able better positioned to respond to evolving consumer preferences, including online menus, virtual ordering and contactless payment systems. These more resilient food service establishments should recover from the economic shutdowns and support additional opportunities for net lease real estate investments.

Office. While the COVID-19 pandemic will drive shifts in tenant location preferences and utilization of space, the extent of the shift is unclear as many office workforces have yet to return to the workplace. Office-using employment is a key indicator of the demand for office space. In recent years, hiring accelerated and there were nearly 32.1 million office-using employees in 2019. With the onset of the COVID-19 economic shutdowns, many office-using employees were able to transition to work-from-home environments, preventing a further decline in employment levels. Through the first quarter of 2020, office-using employment was stable even as job losses began in the service industries.

In the near term, as companies return to leased office space, employees are likely to be spaced farther apart, allowing more physical distance between workers. This reversal of the densification trend of the past several years may lead some tenants to require larger office footprints to house employees. Conversely, some tenants may allow employees to work remotely, leading to a decreased need for office space. While the exact balance of tenant demand is unknown, the mission-critical nature of headquarters and other key office sites is likely to increase in importance for business continuity plans. For some tenants, shifting part of the mission-critical workforce from a downtown area to a suburban location may mean that there are now multiple key sites, leading to additional opportunities for net lease investors.

Retail. The effects of the COVID-19 pandemic are likely to accelerate many of the recent shifts in the retail industry with more purchase activity moving online. Innovative retailers with stronger balance sheets may be able to respond to shifting consumer shopping behavior more quickly, allowing these retailers to increase market share. The ability to purchase online and pick up items curbside, for example, may remain popular with consumers long after the pandemic is over. Larger retailers with omnichannel sales strategies likely weathered the economic shutdowns better than those that relied solely on physical storefronts for sales revenue. Essential retail, such as grocery stores, pharmacies, automotive parts and supplies, home improvement, gas stations, and pet stores, among others, are a large and vital segment of the retail industry and occupy a large share of retail real estate. During the pandemic, relatively strong consumer activity underscored the resiliency of essential retailers and highlighted the attractiveness to consumers of storefronts that offered curbside pickup, drive-throughs and delivery services.

Consumer spending, as measured by seasonally adjusted retail and food services sales, had increased since 2009 prior to the economic shutdowns resulting from the COVID-19 pandemic. In 2019, retail sales increased to more than $6.2 trillion, an average of $518 billion per month and an increase of 3.6% from 2018. By the end of the first quarter of 2020, as initial economic shutdowns hit several major metropolitan areas, monthly retail sales decreased to $483.9 billion. As economies reopen and more stores are allowed to welcome customers, retail sales may recover. In recent years, online sales growth accelerated faster than overall retail sales, and the pandemic may shift additional sales activity. With approximately 11.8% of retail sales conducted online in the first quarter of 2020, according to the Census Bureau, there is ample room for additional purchasing activity, and innovative and well-capitalized retailers may be poised to expand market share and provide additional tenant opportunities for net lease real estate.

BUSINESS AND PROPERTIES

Our Company

We are an internally-managed REIT that acquires, owns, and manages primarily single-tenant commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants. We utilize an investment strategy underpinned by strong fundamental credit analysis and prudent real estate underwriting. Since our inception in 2007, we have selectively invested in net leased real estate across the industrial, healthcare, restaurant, office, and retail property types, and as of June 30, 2020, our portfolio has grown to 632 properties in 41 U.S. states and one property in Canada, with an aggregate gross asset value of approximately $4.0 billion.

We focus on investing in real estate that is operated by creditworthy single tenants in industries characterized by positive business drivers and trends, where the properties are an integral part of the tenants’ businesses and there are opportunities to secure long-term net leases. Through long-term net leases, our tenants are able to retain operational control of their strategically important locations, while allocating their debt and equity capital to fund their core business operations rather than real estate ownership.

•

Diversified Portfolio. As of June 30, 2020, our portfolio comprised approximately 27.4 million rentable square feet of operational space, and was highly diversified based on property type, geography, tenant, and industry:

•

Property Type: We are focused primarily on industrial, healthcare, restaurant, office, and retail property types based on our extensive experience in and conviction around these sectors. Within these sectors, we have meaningful concentrations in manufacturing, distribution and warehouse, clinical, casual dining, quick service restaurant, strategic operations, corporate headquarters, food processing, flex/research and development, and cold storage.

•	Geographic Diversity: Our properties are located in 41 U.S. states and British Columbia, Canada, with no single geographic concentration exceeding 10.4% of our ABR.

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Tenant and Industry Diversity: Our properties are occupied by approximately 182 different commercial tenants who operate 168 different brands that are diversified across 54 differing industries, with no single tenant accounting for more than 2.5% of our ABR.

•

Strong In-Place Leases with Significant Remaining Lease Term. As of June 30, 2020, our portfolio was 99.6% leased based on rentable square footage with an ABR weighted average remaining lease term of approximately 11.0 years, excluding renewal options.

•	Standard Contractual Base Rent Escalation. Approximately 98.2% of our leases have contractual rent escalations, with an ABR weighted average minimum increase of 2.1%.

•

Extensive Tenant Financial Reporting. Approximately 88.4% of our ABR is received from tenants that are required to provide us with specified financial information on a periodic basis. An additional 6.6% of our ABR is received from tenants that are public companies, which are required to file financial statements with the SEC, although they are not required to provide us with specified financial information under the terms of our lease.

From our inception in 2007 through 2015, our portfolio grew to over 300 properties with a gross asset value of $1.4 billion. Growth further accelerated under the leadership of Christopher J. Czarnecki, our Chief Executive Officer since 2017, who joined us in 2009 and was instrumental in building our senior leadership team, developing our strategy, and increasing our level of acquisition activity. Our team has acquired more than $500 million of net leased real estate each year from 2015 to 2019, including acquisition activity of approximately $1.0 billion during 2019, and has grown our portfolio to 633 properties with a gross asset value of approximately $4.0 billion as of June 30, 2020. In order to benefit from increasing economies of scale as we continue to grow, and as a part of our evolution toward entering the public markets, our board of directors made the decision to internalize the external management team and functions previously performed by BRE and its affiliates through a series of mergers that became effective on February 7, 2020. Upon closing of the Internalization, each member of our senior management team became a full-time employee of BNL.

We intend to continue to execute our growth strategy, utilizing our long-standing, established relationships to source new acquisition opportunities. Following completion of this offering, we believe that our balance sheet, including cash on hand, available borrowing capacity under our Revolving Credit Facility, and overall leverage profile will enable us to significantly expand our portfolio.

We conduct substantially all of our activities through, and all of our properties are held directly or indirectly by, the OP, which is commonly referred to as an umbrella partnership real estate investment trust or UPREIT. We are the sole managing member of the OP. Assuming completion of the Recapitalization, the Internalization, and this offering, and assuming the earnout consideration in the Internalization is paid in full, as of June 30, 2020, on a pro forma basis, we owned approximately 91.0% of its issued and outstanding OP Units, with the remaining 9.0% of its OP Units held by persons who were issued OP Units pursuant to the Internalization or in exchange for their interests in properties acquired by the OP.

Our Target Markets

We are a leading net lease REIT that provides financing solutions to companies seeking to monetize their real estate assets. We intend to acquire primarily freestanding, single-tenant commercial properties located in the United States either directly from creditworthy tenants through sale-leaseback transactions, where they sell their properties and simultaneously lease them back through long-term net leases, or through the purchase of properties already subject to a net lease. Under either scenario, our properties are generally under lease and fully occupied at the time of acquisition. We do not currently engage in the development of real estate, but may pursue build-to-suit developments of net leased real estate in the future.

We are focused primarily on industrial, healthcare, restaurant, office, and retail property types and are focused on maintaining a well-diversified portfolio. We target acquisition opportunities that meet our selective criteria to achieve an appropriate risk-adjusted return on capital. Our average per property investment is approximately $5.6 million and we target individual property acquisitions of up to approximately $100 million. We also may pursue portfolio acquisitions that are significantly larger based on the desirability of the portfolio, including multiple factors such as, but not limited to, property type, geography, tenant, and industry. We generally pursue attractive investment opportunities in the U.S. regardless of geographic location, but have historically concentrated our acquisition efforts in the Midwest and Southwest regions of the country.

Our Competitive Strengths

We believe we possess the following competitive strengths that enable us to implement our business and growth strategies and distinguish our Company from other market participants, allowing us to compete effectively in the single-tenant, net lease market:

•

Diversified Portfolio of High-Quality Properties that are Key to Tenant Operations. Our portfolio is diversified by property type, geography, tenant, and industry, and is cross-diversified within each (e.g., property-type diversification within a geographic concentration). As of June 30, 2020, our portfolio consisted of 632 individual net leased commercial properties located in 41 U.S. states and one property located in British Columbia, Canada. Our portfolio is primarily focused in industrial, healthcare, restaurant, office, and retail property types, with approximately 182 tenants operating 168 different brands across 54 different industries. Our top ten tenants represented only 18.8% of our portfolio ABR as of June 30, 2020, with no single tenant representing more than 2.5%. As of June 30, 2020, 99.6% of our portfolio’s rentable square footage, representing all but seven of our properties, was subject to a lease, substantially all of which are net leases. The ABR weighted average remaining term of our leases was approximately 11.0 years, excluding renewal options, and 98.2% of our leases had contractual rent escalations, with an ABR weighted average minimum increase of 2.1%. We focus on maintaining a diversified portfolio of properties that are strategically located or important to the tenant’s business. We believe that our highly diversified portfolio provides us with acquisition flexibility, positioning us for significant growth, and helps mitigate the risks inherent in a concentration in only one or a few property types, geographies, tenants, or industries, including risks presented by tenant bankruptcies, adverse industry trends, and economic downturns in a particular geographic area and the ongoing COVID-19 pandemic.

•

Scalable Net Lease Platform Well Positioned for Significant Growth. With 73 employees who have extensive net lease expertise and significant experience managing our portfolio, our platform is highly scalable. We have developed leading institutional capabilities across origination, transaction negotiation and documentation, underwriting, financing, and property and asset management. In tandem with our highly diversified portfolio, we have structured our acquisition, property management, and credit underwriting personnel in teams of experienced, dedicated industry specialists focused on each of our core property types. Given our team and organizational structure, we expect that as our portfolio grows, we will experience limited increases in general and administrative expenses, as those expenses are expected to grow at a significantly slower rate than the overall portfolio and corresponding lease revenues.

•

Meaningful Value Creation and Risk Mitigation through Active Asset Management. Our asset and property management teams focus on creating value post-acquisition through active tenant engagement and risk monitoring and mitigation. We seek to create value through leveraging our strong tenant relationships facilitating additional investment opportunities, including opportunistically agreeing to fund or reimburse certain of our tenants for expansion and improvement costs at our properties in exchange for contractually specified rent increases or term extensions. As experienced through our requests for rent relief from tenants related to COVID-19, we leveraged our strong tenant relationships to find mutually agreeable terms that seek to protect and in certain circumstances improve our position by negotiating enhanced tenant financial reporting, lease extensions, or the early exercise of tenant renewal options. Approximately 88.4% of our ABR is received from tenants that are required to periodically provide us with certain financial information and an additional 6.6% of our ABR is received from tenants that are public companies, which are required to file financial statements with the SEC. We believe this enhances our ability to actively monitor our investments, negotiate lease renewals, and proactively manage our portfolio to protect stockholder value.

•

Strong Balance Sheet with Investment Grade Credit Rating. Upon completion of this offering, we expect to have pro forma total debt outstanding of $1,549.9 million, with a weighted average annual interest rate of 2.94% (excluding the impact of interest rate swaps) and a weighted average maturity of 5.5 years, 92.9% of which is fixed rate debt or hedged through interest rate swaps. In addition, we expect to have approximately $900.0 million of borrowing capacity under our Revolving Credit Facility and approximately $54.4 million of cash and cash equivalents upon completion of the offering. Upon completion of this offering, we will have a pro forma net debt to annualized adjusted EBITDAre ratio of approximately 5.33x. Prior to this offering, our fiscal strength has enabled us to build a portfolio that is approximately 95% unencumbered on a gross assets basis, with 627 unencumbered properties and approximately $109.3 million of mortgage debt on the remaining properties. Our disciplined ownership and operation of our business is reflected in our investment grade credit rating from Moody’s Investors Service (“Moody’s”) of Baa3 with a stable outlook. We believe we are well positioned to grow our portfolio successfully while maintaining an attractive leverage profile, supplemented by the credit positive impact of the offering, including advantageous access to additional sources of debt financing previously unavailable to us in an externally-managed, privately offered equity structure.

•

Experienced and Innovative Senior Leadership Team with Proven Net Lease Track Record. Our senior management team has significant net lease real estate, public company, finance, and capital markets experience, including working together and collectively managing our business, operations, and portfolio since 2015. Our senior management team has a strong investment track record having acquired $3.4 billion of net leased real estate from 2015 to 2019. Christopher J. Czarnecki, our Chief Executive Officer, joined us in 2009 and has over 13 years of experience in the real estate industry, and has overseen various functions, including capital markets activities, acquisitions, accounting, property management, and operations. His responsibilities included raising new debt and equity capital for investment, managing investor relations, industry research, board and investor communications, and portfolio analytics. Our senior management team also has an extensive network of relationships in the net lease real estate business, as well as in the investment banking, real estate broker, financial advisory, and lending communities, which will continue to underpin the expansion of our platform. Our Chief Financial Officer, Ryan M. Albano, who joined us in 2013, has extensive experience in finance and real estate and has significantly contributed to our debt capital markets strategy, particularly since becoming our Chief Financial Officer in 2017, having executed more than $2 billion of debt transactions in that time. Our Chief Investment Officer, Sean T. Cutt, who joined us in 2012, has extensive experience in real estate and has led the sourcing, underwriting, and execution of our acquisitions and dispositions strategies since 2016. Our Chief Operating Officer, John D. Moragne, who joined us in 2016, has extensive experience in real estate and corporate operations, and was instrumental in leading our transition to a public reporting company in 2017.

Our Business and Growth Strategies

Our primary business objectives are to maximize cash flows, the value of our portfolio, and total returns to our stockholders through pursuit of the following business and growth strategies:

•

Internal Growth through Long-Term Net Leases with Strong Contractual Rent Escalations. We seek to enter into long-term net leases that include strong rent escalations over the lease term. As of June 30, 2020, substantially all of our portfolio (based on ABR) was subject to net leases, our leases had an ABR weighted average remaining lease term of approximately 11.0 years, excluding renewal options, and approximately 98.2% of our leases had contractual rent escalations, with an ABR weighted average minimum increase of 2.1%. As of June 30, 2020, 82.5% of our leases have fixed annual rent increases or periodic escalations over the term of the lease (e.g., a 10% increase every five years), 15.7% have annual lease escalations based on increases in the consumer price index, and the remaining 1.8% are flat leases, meaning that they do not contain rent escalation provisions.

•

Disciplined and Targeted Acquisition Growth while Maintaining Our Diversified Portfolio. We plan to continue our disciplined and targeted acquisition strategy to identify properties that are both individually compelling and contribute to our portfolio’s overall diversification based on property type, geography, tenant, and industry. Within each property type, we target specific acquisition opportunities in a highly selective manner. For example, in the healthcare property type, we primarily target medical office buildings, large regional physician practices, and off-campus clinics affiliated with major health systems that range in value from $5 to $15 million because we believe these investment characteristics demonstrate risk-adjusted returns that are consistent with our investment objectives. We also are highly focused on growing our business where we can capture the best opportunities across different property types while maintaining the overall diversity of our portfolio. Although a larger portfolio acquisition may impact the relative percentages of our property types, we strive to maintain a highly diversified portfolio on a sustained basis. Given current market dynamics and trends, we expect industrial to continue to be our greatest concentration (measured by ABR) followed by healthcare, restaurant, office, and retail. We believe our reputation, in-depth market knowledge, and extensive network of established relationships in the net lease industry will continue to provide us access to potential attractive investment opportunities.

•

Selectively Identify Attractive Adjacent Opportunities to Our Core Property Types. We have and will continue to seek attractive adjacent opportunities to our core property types in the net lease space, which have historically provided us the opportunity to earn higher relative returns. For example, in 2015, we began acquiring and structuring long-term net leases for laboratory facilities, veterinary clinics, and cold storage facilities prior to what we believe was the more general market acceptance of these asset types in the healthcare and industrial sectors. We intend to continue opportunistically employing this strategy where we believe we can generate appropriate risk-adjusted returns for our stockholders on a long-term basis.

•

Actively Manage Our Balance Sheet to Maximize Capital Efficiency. We seek to maintain a prudent balance between debt and equity financing and to maintain funding sources that lock in long-term investment spreads, limit interest rate sensitivity, and align with our lease terms. As of June 30, 2020, on a pro forma basis, we had $1,549.9 million of total debt outstanding, net debt of $1,494.8 million, and a ratio of net debt to annualized adjusted EBITDAre of 5.33x. In the future, we will seek to maintain on a sustained basis a level of net debt that is generally less than six times our annualized adjusted EBITDAre. Following completion of this offering, we expect to have $900.0 million of borrowing capacity under our Revolving Credit Facility and $54.4 million of cash and cash equivalents, and we may pursue access to other sources of debt capital, including the public unsecured and private placement debt markets, with the benefit of our investment grade credit rating.

•

Proactively Manage Our Portfolio. We believe our proactive approach to asset management and property management helps enhance the performance of our portfolio through risk mitigation strategies and opportunistic sales. We regularly review and monitor each of our properties to identify changes in the business performance and credit quality of our tenants, individual property level performance metrics, and the local real estate market conditions. We believe that our proactive approach to asset management helps to identify and address issues, such as tenant credit deterioration, changes in real estate fundamentals, general market disruption such as from the COVID-19 pandemic, or otherwise, including determining to sell any of our properties where we believe the risk profile has changed and become misaligned with our then current risk-adjusted return objectives. We also may selectively decide to sell properties that no longer meet one or more of our investment criteria or that may be sold opportunistically at attractive prices. From 2015 through June 30, 2020, we sold 110 properties for an aggregate sales price of approximately $407.1 million, resulting in a 21.0% gain over book value and a 15.0% gain over original purchase price.

Our Real Estate Investment Portfolio

To achieve an appropriate risk-adjusted return, we intend to maintain a highly diversified portfolio of primarily single-tenant commercial real estate properties spread across multiple property types, geographic locations, tenants, and industries and that have cross-diversification within each. As of June 30, 2020, we had a diversified portfolio of 632 properties located in 41 states and one property located in Canada that were occupied by 182 different tenants and provided ABR of $287.9 million.

At June 30, 2020, our top ten tenants (based on ABR) represented only 18.8% of our total ABR and included Red Lobster, Jack’s Family Restaurants, Axcelis, Hensley, Outback Steakhouse, Krispy Kreme, BluePearl, Big Tex Trailer Manufacturing, Siemens, and Nestle. Set forth below is information with respect to each of our top ten tenants. Additional information regarding these tenants, including the number of properties each tenant leases from us, is provided below under the heading “Top 20 Tenants.”

Red Lobster (Red Lobster Intermediate Holdings, LLC). Red Lobster is the world’s largest seafood restaurant company with more than 700 restaurants worldwide and more than 50,000 employees. Red Lobster was founded in 1968 by Bill Darden in Lakeland, Florida, and has been owned since 2014 by Golden Gate Capital.

Jack’s Family Restaurants (Big Jack Holdings, LP/Jack’s Family Restaurants, LP). Jack’s Family Restaurants is a regional premium quick-service restaurant chain in operation since 1960 that offers Southern-inspired foods. As of June 30, 2020, the company operated 181 restaurants. Jack’s Family Restaurants is owned by an affiliate of private equity firm AEA Investors LP.

Axcelis (Axcelis Technologies, Inc.). Founded in 1995 and headquartered in Beverly, Massachusetts, Axcelis designs, manufactures, and services ion implantation and other processing equipment used in the fabrication of semiconductor chips worldwide. Axcelis offers a line of high-energy, high-current, and medium-current implanters, curing systems, and thermal processing systems, as well as aftermarket lifecycle products and services.

Hensley (Hensley & Company). Hensley is a multi-generational, family-owned beverage wholesaler that distributes a wide portfolio of beverages. Founded in 1955, Hensley is based in Phoenix, Arizona, with branches in Chandler, Prescott, and Tucson. It distributes beers, wines, cocktails, spirits, and snacks, as well as non-alcoholic beverages including cold drinks, energy drinks, teas, sodas, and orange juices.

Outback Steakhouse (Bloomin’ Brands, Inc.). Bloomin’ Brands, Inc., through its subsidiaries, owns and operates casual, upscale casual, and fine dining restaurants across the world. Founded in 1988, Bloomin’ Brands operates Outback Steakhouse, Carrabba’s Italian Grill, Fleming’s Prime Steakhouse & Wine Bar, and Bonefish Grill. As of March 2020, Bloomin’ Brands, Inc. owned and operated 1,172 restaurants and franchised 300 restaurants across 48 states, Puerto Rico, Guam, and 20 countries. Outback Steakhouse is an Australian-themed American casual dining restaurant chain.

Krispy Kreme (Krispy Kreme Doughnut Corporation). Krispy Kreme is a global retailer of premium-quality doughnuts, coffee, treats, and packaged sweets. Krispy Kreme products can be found in approximately 12,000 grocery, convenience, and mass merchant stores in the United States. As of December 2019, Krispy Kreme operated approximately 1,500 retail shops in 33 countries. Krispy Kreme is owned by JAB Holding Company.

BluePearl (BluePearl Holdings, LLC). BluePearl, founded in 1996 and based in Tampa, Florida, does business as BluePearl Veterinary Partners and operates specialty and emergency veterinary hospitals, providing a full range of critical, clinical, and rehabilitation services. Since 2015, BluePearl has operated as a subsidiary of Mars Petcare US, Inc.

Big Tex Trailer Manufacturing (American Trailer World Corp.). Founded in 1982 and headquartered in Mt. Pleasant, Texas, Big Tex Trailer Manufacturing manufactures and distributes professional grade trailers and truck beds, consumer grade trailers, as well as enclosed trailers. As of March 31, 2020, Big Tex operates 20 manufacturing facilities, 31 wholesale and retail parts distribution and sales locations, and 72 retail stores throughout the United States. Big Tex is owned by Bain Capital Private Equity.

Siemens (Siemens Medical Solutions USA, Inc./Flender Corporation). Siemens Medical Solutions USA, Inc. operates as a subsidiary of Siemens Corporation. Siemens provides medical imaging, laboratory diagnostics, and healthcare information technology products. Flender Corporation was acquired by Siemens Energy & Automation in 2006. Flender Corporation manufactures mechanical and electrical components for power transmission equipment including drive systems, gear units, couplings, and geared motors. The company is headquartered in Elgin, Illinois, with manufacturing facilities and sales offices internationally.

Nestlé (Nestlé USA, Inc.) Nestlé USA, Inc. produces and markets food and beverage products in the United States. The company offers bakery products, chocolates, confectionery products, snacks, coffee, drinks, ice creams, culinary, chilled, and frozen food, as well as plant-based ground beef alternative products. The company was incorporated in 1920 and is based in Rosslyn, Virginia. Nestlé USA, Inc. operates as a subsidiary of Nestlé S.A. Nestlé S.A., through its subsidiaries, has more than 200 U.S. locations in 34 states as of June 30, 2020, including 68 manufacturing facilities, and employs more than 36,000 people in the U.S.

The following charts summarize our portfolio diversification by property type, tenant, industry, and geographic location as of June 30, 2020. The percentages below are calculated based on our ABR as of June 30, 2020.

Diversification by Property Type

(based on ABR)

Property Type	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
Industrial
Manufacturing	56	$40,360	14.0%	7,686	28.0%
Distribution & Warehouse	32	39,589	13.8%	7,013	25.6%
Food Processing	14	18,194	6.3%	2,131	7.8%
Flex and R&D	7	16,432	5.7%	1,457	5.3%
Cold Storage	4	12,258	4.3%	933	3.4%

Industrial Total	113	126,833	44.1%	19,220	70.1%
Healthcare
Clinical	50	25,371	8.8%	1,081	3.9%
Surgical	16	9,690	3.4%	369	1.3%
Animal Health Services	20	8,072	2.8%	314	1.2%
Life Science	9	7,394	2.6%	549	2.0%
Healthcare Services	26	6,761	2.3%	262	1.0%

Healthcare Total	121	57,288	19.9%	2,575	9.4%
Restaurant
Quick Service Restaurants	152	24,845	8.6%	511	1.9%
Casual Dining	91	19,956	6.9%	579	2.1%

Restaurant Total	243	44,801	15.5%	1,090	4.0%
Office
Strategic Operations	7	13,554	4.7%	1,021	3.7%
Corporate Headquarters	6	9,583	3.3%	671	2.5%
Call Center	4	5,564	2.0%	392	1.4%

Office Total	17	28,701	10.0%	2,084	7.6%
Retail
Automotive	56	9,697	3.4%	784	2.9%
General Merchandise	57	8,425	2.9%	677	2.5%
Home Furnishings	15	7,175	2.5%	860	3.1%

Retail Total	128	25,297	8.8%	2,321	8.5%
Other	11	4,963	1.7%	117	0.4%

Total	633	$287,883	100.0%	27,407	100.0%

Diversification by Industry

Industry	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
Restaurants	242	$45,465	15.8%	1,110	4.0%
Healthcare Facilities	95	45,320	15.7%	1,796	6.6%
Food Distributors	7	12,755	4.4%	1,556	5.7%
Packaged Foods & Meats	6	11,215	3.9%	1,131	4.1%
Auto Parts & Equipment	31	10,130	3.5%	2,190	8.0%
Metal & Glass Containers	8	9,494	3.3%	2,196	8.0%
Home Furnishing Retail	19	9,453	3.3%	1,324	4.8%
Specialized Consumer Services	37	9,380	3.3%	691	2.5%
Healthcare Services	16	8,177	2.8%	481	1.8%
Aerospace & Defense	6	7,373	2.6%	921	3.4%
Distributors	12	6,801	2.4%	966	3.5%
Electronic Components	2	6,514	2.3%	466	1.7%
Air Freight & Logistics	3	6,422	2.2%	436	1.6%
Specialty Stores	15	6,192	2.1%	809	2.9%
Industrial Machinery	15	5,474	1.9%	1,096	4.0%
Other (39 industries)	112	87,718	30.5%	10,126	37.0%
Untenanted properties	7	—	—	112	0.4%

Total	633	$287,883	100.0%	27,407	100.0%

Diversification by Geography, by % of ABR

State	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio	State	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
TX	53	$30,055	10.4%	3,141	11.5%	VA	13	$4,351	1.5%	110	0.4%
IL	26	18,553	6.5%	1,981	7.2%	WA	15	4,115	1.4%	150	0.5%
MI	35	15,470	5.4%	1,439	5.3%	MO	9	3,843	1.3%	733	2.7%
WI	33	15,356	5.3%	1,615	5.9%	KY	17	3,432	1.2%	176	0.6%
FL	48	15,330	5.3%	818	3.0%	LA	3	3,122	1.1%	175	0.6%
CA	11	15,213	5.3%	1,554	5.7%	NE	6	2,909	1.0%	509	1.9%
OH	35	13,991	4.9%	1,369	5.0%	MD	4	2,856	1.0%	293	1.1%
IN	29	12,310	4.3%	1,738	6.3%	NM	8	2,712	0.9%	97	0.3%
NC	28	10,531	3.7%	1,139	4.2%	IA	4	2,644	0.9%	622	2.3%
MA	4	9,551	3.3%	1,009	3.7%	SC	11	2,430	0.8%	289	1.1%
PA	16	9,357	3.3%	1,071	3.9%	UT	3	2,273	0.8%	280	1.0%
MN	21	9,015	3.1%	1,276	4.7%	MS	3	1,843	0.6%	258	0.9%
NY	15	8,923	3.1%	572	2.1%	CT	2	1,648	0.6%	55	0.2%
TN	37	8,920	3.1%	372	1.4%	WV	8	1,619	0.6%	36	0.1%
AZ	8	8,395	2.9%	761	2.8%	MT	7	1,526	0.5%	43	0.2%
AL	45	7,720	2.7%	177	0.6%	CO	3	1,406	0.5%	94	0.3%
AR	10	7,111	2.5%	278	1.0%	NV	2	1,287	0.5%	81	0.3%
OK	21	6,904	2.4%	806	2.9%	ND	2	923	0.3%	28	0.1%
GA	20	6,065	2.1%	970	3.5%	DE	3	657	0.2%	35	0.1%
KS	10	4,877	1.7%	639	2.3%	WY	1	307	0.1%	21	0.1%

NJ	3	4,528	1.6%	366	1.3%	Total US	632	$284,078	98.7%	27,176	99.1%
						Total Canada	1	3,805	1.3%	231	0.9%

						Grand Total	633	$287,883	100.0%	27,407	100.0%

As of June 30, 2020, approximately 99.6% of our portfolio’s rentable square footage, representing all but seven of our properties, was subject to a lease. Our cash flows from operations are primarily generated through our real estate investment portfolio and the monthly lease payments received under our long-term leases with our tenants.

Because substantially all of our properties are leased under long-term leases, we are not currently required to perform significant ongoing leasing activities on our properties. The leases for one of our properties, representing approximately 0.2% of our ABR, will expire during 2020. As of June 30, 2020, the ABR weighted average remaining term of our leases was approximately 11.0 years, and nine leases representing approximately 0.7% of our ABR will expire during 2021 excluding renewal options. Less than 5% of the properties in our portfolio are subject to leases without at least one renewal option. Approximately 58.8% of our rental revenue was derived from leases that expire during 2030 and thereafter, and no more than 9.1% of our rental revenue was derived from leases that expire in any single year prior to 2030. The following chart sets forth our lease expirations based upon the terms of our leases in place as of June 30, 2020.

Lease Maturity Schedule, by % of ABR

Expiration Year	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040+
Number of properties	1	9	4	8	11	19	34	30	33	60	88	16	36	37	30	49	28	27	32	12	62
Number of leases	2	9	5	9	11	21	26	24	27	28	41	11	17	11	15	10	6	10	28	7	11

The following table presents certain information based on lease expirations by year. Amounts are in thousands, except the number of properties.

Year	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
2020	1	$459	0.2%	125	0.5%
2021	9	2,054	0.7%	108	0.4%
2022	4	3,293	1.1%	124	0.4%
2023	8	5,135	1.8%	539	2.0%
2024	11	13,367	4.6%	1,679	6.1%
2025	19	7,543	2.6%	679	2.5%
2026	34	18,581	6.5%	1,544	5.6%
2027	30	22,936	8.0%	2,029	7.4%
2028	33	26,282	9.1%	2,708	9.9%
2029	60	18,969	6.6%	2,529	9.2%
2030	88	48,026	16.7%	4,897	17.9%
2031	16	5,030	1.7%	503	1.8%
2032	36	21,648	7.5%	2,295	8.4%
2033	37	15,107	5.3%	1,635	6.0%
2034	30	5,326	1.8%	344	1.2%
2035	49	15,515	5.4%	1,505	5.5%
2036	28	9,588	3.3%	811	3.0%
2037	27	17,987	6.3%	1,435	5.2%
2038	32	6,619	2.3%	303	1.1%
2039	12	8,910	3.1%	933	3.4%
Thereafter	62	15,508	5.4%	570	2.1%
Untenanted properties	7	—	—	112	0.4%

Total	633	$287,883	100.0%	27,407	100.0%

Top 20 Tenants

Our top tenants and brands by percentage of ABR at June 30, 2020, are listed in the tables below. The percentages of ABR shown are calculated based on the ABR associated with the tenant or brand divided by total ABR. Amounts are in thousands, except the number of properties.

Tenant	Property Type	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
Red Lobster Hospitality & Red Lobster Restaurants LLC*	Casual Dining	24	$7,163	2.5%	196	0.7%
Jack’s Family Restaurants LP*	Quick Service Restaurants	36	6,067	2.1%	121	0.4%
Axcelis Technologies, Inc.	Flex and R&D	1	5,730	2.0%	417	1.5%
Hensley & Company*	Distribution & Warehouse	3	5,643	2.0%	577	2.1%
Outback Steakhouse of Florida LLC* [1]	Casual Dining	23	5,313	1.9%	146	0.5%
Krispy Kreme Doughnut Corporation	Quick Service Restaurants/Food Processing	27	5,034	1.8%	156	0.6%
BluePearl Holdings, LLC*	Animal Health Services	12	5,009	1.7%	154	0.6%
Big Tex Trailer Manufacturing, Inc.*	Automotive/Distribution & Warehouse/ Manufacturing/ Corporate Headquarters	17	4,764	1.7%	1,302	4.8%
Siemens Medical Solutions USA, Inc. & Siemens Corporation	Manufacturing/Flex and R&D	2	4,645	1.6%	545	2.0%
Nestle Dreyer’s Ice Cream Company	Cold Storage	1	4,344	1.5%	310	1.1%
Nationwide Mutual Insurance Company*	Strategic Operations	2	4,165	1.5%	407	1.5%
Arkansas Surgical Hospital	Surgical	1	4,156	1.4%	129	0.5%
American Signature, Inc	Home Furnishings	6	4,142	1.4%	474	1.7%
Fresh Express Incorporated	Food Processing	1	3,819	1.3%	335	1.2%
Cascade Aerospace Inc.	Manufacturing	1	3,805	1.3%	231	0.9%
Aventiv Technologies, LLC	Corporate Headquarters	1	3,742	1.3%	154	0.6%
Bob Evans Restaurants, LLC*	Casual Dining	23	3,728	1.3%	121	0.4%
Tractor Supply Company	General Merchandise	14	3,577	1.2%	281	1.0%
Centene Management Company, LLC	Strategic Operations	1	3,267	1.1%	220	0.8%
Zips Car Wash, LLC*	Automotive	14	3,236	1.1%	57	0.2%

Total Top 20 Tenants		210	$91,349	31.7%	6,333	23.1%

[1]	Tenant’s properties include 21 Outback Steakhouse restaurants and two Carrabba’s Italian Grill restaurants.
*	Subject to a master lease.

Top 20 Brands

Brand	Property Type	# Properties	ABR ($000s)	ABR as a % of Total Portfolio	Square Feet (000s)	SF as a % of Total Portfolio
Red Lobster*	Casual Dining	24	$7,163	2.5%	196	0.7%
Jack’s Family Restaurants*	Quick Service Restaurants	36	6,067	2.1%	121	0.4%
Axcelis	Flex and R&D	1	5,730	2.0%	417	1.5%
Hensley*	Distribution & Warehouse	3	5,643	2.0%	577	2.1%
Bob Evans Farms*[1]	Casual Dining/Food Processing	24	5,574	1.9%	297	1.1%
Wendy’s#	Quick Service Restaurants	39	5,551	2.0%	115	0.4%
Krispy Kreme	Quick Service Restaurants/Food Processing	27	5,034	1.8%	156	0.6%
BluePearl Veterinary Partners*	Animal Health Services	12	5,009	1.7%	154	0.6%
Big Tex Trailers*	Automotive/Distribution & Warehouse/ Manufacturing/ Corporate Headquarters	17	4,764	1.7%	1,302	4.8%
Siemens	Manufacturing/Flex and R&D	2	4,645	1.6%	545	2.0%
Outback Steakhouse*	Casual Dining	21	4,624	1.6%	132	0.5%
Taco Bell#	Quick Service Restaurants	34	4,457	1.6%	87	0.3%
Nestle	Cold Storage	1	4,344	1.5%	310	1.1%
Nationwide Mutual Insurance Co.*	Strategic Operations	2	4,165	1.5%	407	1.5%
Arkansas Surgical Hospital	Surgical	1	4,156	1.4%	129	0.5%
Value City Furniture	Home Furnishings	6	4,142	1.4%	474	1.7%
Chiquita	Food Processing	1	3,819	1.3%	335	1.2%
Cascade Aerospace	Manufacturing	1	3,805	1.3%	231	0.9%
Securus Technologies	Corporate Headquarters	1	3,742	1.3%	154	0.5%
Tractor Supply Co.	General Merchandise	14	3,577	1.2%	281	1.0%

Total Top 20 Brands		267	$96,011	33.4%	6,420	23.4%

*	Subject to a master lease.
#	Includes properties leased by multiple tenants, some, not all, of which are subject to master leases.
1	Brand includes one BEF Foods, Inc property and 23 Bob Evans Restaurants, LLC properties.

COVID-19 Pandemic and Rent Collections

As of the date of this prospectus, we have successfully resolved all active tenant requests for rent relief and our cash collections totaled approximately 93.9%, 96.5%, and 98.2% of second quarter, July, and August base rents due, respectively. If we collect the remaining amount owed to us pursuant to the terms of a court approved settlement with the Art Van bankruptcy estate (please see below for additional information), we will have collected approximately 95.5% of base rents due for the second quarter of 2020. The following chart summarizes our second quarter 2020 rent collections to date:

[1]	Relates to post-petition rents due from one tenant who had filed for bankruptcy.

For the second quarter of 2020:

•

Other than one tenant that filed for bankruptcy, all but one tenant paid their rent due for the second quarter, either in full or in accordance with the terms of the agreed-upon rent relief agreements. Uncollected base rent not subject to deferment, abatement, or bankruptcy, represents less than 0.02% of base rents due.

•

We granted partial rent relief requests to 15 tenants related to 93 properties whose total base contractual rents represent 9.7% of our ABR as of June 30, 2020, compared with total requests received from 59 tenants related to 295 properties whose total base contractual rents represented 33.7% of our ABR as of June 30, 2020. Of the 33.7% of our ABR that was the subject of a rent relief request, we declined 15.3%, granted 9.7%, and 8.7% was either rescinded or the tenant ceased pursuing the request.

•

We collected 100% of rents due from tenants to whom we declined to provide relief or who withdrew or ceased pursuit of their deferral requests and 100% of base rents due under the terms of partial deferral and abatement agreements.

•

We agreed to partial rent deferrals with 14 tenants ranging in length between two and six months, with a weighted average deferral of 3.4 months and repayment periods ranging from three months to one year, with a weighted average repayment period of 5.6 months beginning in July 2020. We have received 100% of deferred rent that was required to be repaid in July and August 2020.

•

We agreed to a partial abatement of rent with one tenant for rents over a nine-month period with the minimum required rent payable increasing during the period. In exchange, we negotiated a three-year lease term extension and an upside percentage rent clause during the abatement period, which we expect to provide us with long-term value accretion. Additionally, as of June 30, 2020, we had received payment of the base amounts due for the second and third quarters of 2020 under the agreement.

•

Approximately 2.0% of our base rent outstanding for the second quarter relates to Art Van, which is currently subject to Chapter 7 bankruptcy proceedings. Pursuant to the terms of a court approved settlement with the Art Van bankruptcy estate, we collected $1.175 million of the base rent outstanding from Art Van in August 2020 and have a right to collect an additional $1.175 million in September 2020. If the September payment is collected, we will have received approximately 95.5% of base rents due for the second quarter of 2020. We successfully re-tenanted six of 10 properties previously leased to Art Van under new long-term leases on June 30, 2020.

The following tables present information concerning our collections for rent due in the second quarter by tenant industry and property type:

		% Base Rent Collected				% Q2 Base Rent Not Collected
Tenant Industry	% of June ABR	April	May	June	Q2	Deferred	Abated	Bankruptcy
Restaurants	15.8%	97.0%	84.0%	83.9%	88.7%	4.4%	6.9%	0.0%
Home Furnishing Retail	3.3%	91.2%	26.9%	26.9%	48.3%	4.8%	0.0%	46.9%
Specialty Stores	2.2%	68.3%	68.3%	68.3%	68.3%	31.7%	0.0%	0.0%
Industrial Machinery	1.9%	84.6%	84.6%	84.6%	84.6%	15.4%	0.0%	0.0%
Home Furnishings	1.8%	72.9%	72.9%	72.9%	72.9%	27.1%	0.0%	0.0%
Life Sciences Tools & Services	1.4%	81.8%	81.8%	81.8%	81.8%	18.2%	0.0%	0.0%
Movies & Entertainment(1)	1.1%	100.0%	50.0%	50.0%	66.7%	33.3%	0.0%	0.0%
All Other	72.5%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%

Grand Total	100.0%	97.4%	92.1%	92.1%	93.9%	3.0%	1.1%	2.0%

(1)	Industrial tenant.

		% Base Rent Collected				% Q2 Base Rent Not Collected
Property Type	% of June ABR	April	May	June	Q2	Deferred	Abated	Bankruptcy
Industrial	44.1%	96.2%	95.0%	95.0%	95.4%	4.6%	0.0%	0.0%
Healthcare	19.9%	98.6%	98.6%	98.6%	98.6%	1.4%	0.0%	0.0%
Restaurant	15.5%	97.0%	83.8%	83.7%	88.4%	4.5%	7.1%	0.0%
Office	10.0%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%
Retail	8.8%	98.2%	69.9%	69.9%	79.3%	0.0%	0.0%	20.7%
Other	1.7%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%

Grand Total	100.0%	97.4%	92.1%	92.1%	93.9%	3.0%	1.1%	2.0%

The following tables present information concerning the rent relief requests we have received as of the date of this prospectus by tenant industry and property type:

	COVID-19 Rent Relief Requests				Portfolio Diversification
Tenant Industry	# Properties	ABR ($000s)	% of Portfolio ABR	% of Tenant Industry ABR	# Properties	ABR ($000s)	% of Portfolio ABR
Restaurants	176	$31,693	11.0%	69.7%	242	$45,465	15.8%
Health Care Facilities	26	7,732	2.7%	17.1%	95	45,320	15.7%
Food Distributors	1	1,031	0.4%	8.1%	7	12,755	4.4%
Auto Parts & Equipment	20	7,495	2.6%	74.0%	31	10,130	3.5%
Home Furnishing Retail	2	1,318	0.5%	13.9%	19	9,453	3.3%
Specialized Consumer Services	36	9,138	3.2%	97.4%	37	9,380	3.3%
Healthcare Services	1	1,082	0.4%	13.2%	16	8,177	2.8%
Air Freight & Logistics	1	2,767	1.0%	43.1%	3	6,422	2.2%
Specialty Stores	1	2,615	0.9%	42.2%	15	6,192	2.2%
Industrial Machinery	6	2,695	0.9%	49.2%	15	5,474	1.9%
Home Furnishings	2	5,185	1.8%	100.0%	2	5,185	1.8%
Life Sciences Tools & Services	3	1,449	0.5%	36.5%	5	3,973	1.4%
Paper Packaging	1	793	0.3%	20.1%	3	3,948	1.4%
Movies & Entertainment (1)	1	3,124	1.1%	100.0%	1	3,125	1.1%
Personal Products	1	1,311	0.4%	45.2%	2	2,899	1.0%
Distillers & Vintners	1	2,344	0.8%	100.0%	1	2,344	0.8%
Electronic Manufacturing Services	1	2,062	0.7%	100.0%	1	2,062	0.7%
Construction Machinery & Heavy Trucks	1	1,972	0.7%	100.0%	1	1,972	0.7%
Automotive Retail	3	742	0.3%	37.8%	8	1,964	0.7%
Food Retail	1	1,860	0.6%	100.0%	1	1,860	0.6%
Footwear	1	1,761	0.6%	100.0%	1	1,761	0.6%
Publishing	3	1,759	0.6%	100.0%	3	1,759	0.6%
Data Processing & Outsourced Services	1	1,580	0.5%	100.0%	1	1,580	0.5%
Marine	1	1,571	0.5%	100.0%	1	1,571	0.5%
Commodity Chemicals	3	783	0.3%	56.3%	4	1,392	0.5%
Automobile Manufacturers	1	1,126	0.4%	100.0%	1	1,126	0.4%
Miscellaneous	—	—	—	—	117	90,594	31.6%

Total	295	$96,988	33.7%	N/A	633	$287,883	100.0%

(1)	Industrial tenant.

	Portfolio Diversification			COVID-19 Related Requests
Property Type	# Properties	ABR ($000s)	% of Portfolio ABR	# Properties	ABR ($000s)3	% of Portfolio ABR	% of Prop Type ABR
Industrial
Manufacturing	56	$40,360	14.0%	24	$14,728	5.1%	11.6%
Distribution & Warehouse	32	39,589	13.8%	11	16,000	5.5%	12.6%
Food Processing	14	18,194	6.3%	2	3,375	1.2%	2.6%
Flex and R&D	7	16,432	5.7%	1	3,124	1.1%	2.5%
Cold Storage	4	12,258	4.3%	1	2,767	1.0%	2.2%

Industrial Total	113	126,833	44.1%	39	39,994	13.9%	31.5%

Healthcare
Clinical	50	25,371	8.8%	16	5,705	2.0%	9.9%
Surgical	16	9,690	3.4%	1	268	0.1%	0.5%
Animal Health Services	20	8,072	2.8%	—	—	0.0%	0.0%
Life Science	9	7,394	2.6%	4	2,531	0.9%	4.4%
Healthcare Services	26	6,761	2.3%	9	1,758	0.6%	3.1%

Healthcare Total	121	57,288	19.9%	30	10,262	3.6%	17.9%

Restaurant
Quick Service	152	24,845	8.6%	91	13,104	4.5%	29.2%
Casual Dining	91	19,956	6.9%	85	18,589	6.5%	41.5%

Restaurant Total	243	44,801	15.5%	176	31,693	11.0%	70.7%

Office
Strategic Operations	7	13,554	4.7%	1	1,571	0.5%	5.5%
Corporate Headquarters	6	9,583	3.3%	3	3,679	1.3%	12.8%
Call Center	4	5,564	2.0%	—	—	0.0%	0.0%

Office Total	17	28,701	10.0%	4	5,250	1.8%	18.3%

Retail
Automotive	56	9,697	3.4%	45	7,929	2.8%	31.3%
General Merchandise	57	8,425	2.9%	—	—	0.0%	0.0%
Home Furnishings	15	7,175	2.5%	—	—	0.0%	0.0%

Retail Total	128	25,297	8.8%	45	7,929	2.8%	31.3%

Other	11	4,963	1.7%	1	1,860	0.6%	37.5%

Total	633	287,883	100.0%	295	96,988	33.7%	N/A

Historical Acquisitions and Dispositions

The following table and charts illustrate our annual acquisition and disposition activity from 2015 through the first six months of 2020. The acquisition dollar amounts are based on investment cost and the disposition dollar amounts reflect the sale prices of the properties sold:

	Year ended December 31,					Six Months Ended
	2015	2016	2017	2018	2019	June 30, 2020
Acquisitions (1)	$550,128	$518,812	$683,644	$606,825	$1,031,881	—
Volume (‘000s)
Industrial	179,191	64,737	206,095	182,682	859,307	—
Healthcare	135,821	69,116	147,242	207,196	37,576	—
Office	—	127,667	79,480	34,670	63,639	—
Restaurants	233,116	173,454	59,813	89,755	6,356	—
Retail	2,000	44,439	175,321	92,522	65,003	—
Other	—	39,399	15,693	—	—	—
Transactions (#)	27	22	29	26	21	—
Average Transaction Price	$20,375	$23,582	$23,574	$23,339	$49,137	—
Properties (#)	116	88	124	113	74	—
Average Property Price	$4,742	$5,896	$5,513	$5,370	$13,944	—
Cash Cap Rate	6.9%	6.8%	7.2%	6.9%	6.6%	—
Remaining Lease Term (years)	16.6	15.4	15.0	11.0	12.3	—
Dispositions	$19,455	$39,500	$66,532	$57,402	$176,486	$47,723
Volume (‘000s)
Industrial	2,200	—	41,690	5,409	55,444	—
Healthcare	16,849	29,969	22,671	19,965	25,629	5,690
Office	—	—	—	4,075	—	—
Restaurants	406	9,531	—	16,840	49,224	19,200
Retail	—	—	2,171	11,113	36,459	4,250
Other	—	—	—	—	9,730	18,583
Transactions (#)	6	9	13	20	49	13
Properties (#)	6	9	13	20	49	13
Aggregate (Loss) Gain on Sale	$(713)	$5,925	$12,992	$10,496	$29,914	$8,665
Cash Cap Rate	7.8%	6.7%	7.5%	7.5%	7.2%	6.7%

(1)	Other than the financial statements included elsewhere within this prospectus, no acquisition was deemed significant for the periods presented.

Historical Acquisitions ($ in thousands)

We did not acquire any new properties during the six months ended June 30, 2020.

Historical Dispositions ($ in thousands)

Investment Guidelines

We seek to acquire primarily freestanding, single-tenant commercial real estate properties located in the United States, with a target size for individual property acquisitions of up to approximately $100 million. We generally seek to invest in properties that are under lease and fully occupied at the time of acquisition. We also seek to maintain our portfolio’s diversification by property type, geography, tenant, and industry in an effort to reduce fluctuations in income caused by under-performing individual real estate assets or adverse economic conditions affecting an entire industry or geographic region. When evaluating whether a property acquisition would contribute to our overall portfolio’s diversification, we expect to take into account the percentage a single property, tenant, or brand would represent in our overall portfolio, as well as geographic concentrations, both by the metropolitan statistical area and by state. While we consider these criteria when evaluating acquisition opportunities, we may also pursue opportunistic investments that do not meet one or more of these factors if we assess that a transaction presents compelling risk-adjusted returns. We intend to primarily acquire portfolios and assets over time that will generally not result in any one tenant representing more than 5% of ABR.

We are focused primarily on investing in the industrial, healthcare, restaurant, office, and retail property types. Within each property type, we target specific acquisition opportunities in a highly selective manner.

•

Industrial. We focus on single-tenant manufacturing, warehouse and distribution facilities, refrigerated storage, flex-space, food processing, and research and development facilities where the tenant has a strong credit profile and experienced management team. We look for industrial assets where the real estate is mission critical to the tenant’s operations, where the property sits on an essential or strategic location for the tenant, and where it would be difficult or more expensive for the tenant to relocate. We look for industrial properties that are located in close proximity to major transportation thoroughfares such as airports, ports, railways, major freeways or interstate highways.

•

Healthcare. We focus on single-tenant medical office buildings, large regional physician practices, and off-campus clinics affiliated with major health systems, as well as laboratories, ambulatory surgical centers, service-type locations such as dental and dialysis centers, and animal health service clinics. We primarily focus on healthcare properties that have substantial tenant investments like special regulatory permits and buildouts that would make relocation difficult or costly. We look for healthcare properties that are mission critical to tenant operations, generally located adjacent to or near hospital campuses or other medical facilities, and where the tenant has a strong credit profile and is not easily displaced by regulatory changes. In certain instances, we will seek additional credit enhancements to augment the credit of the tenant. In states where a certificate of need statute exists, we ensure that our sites carry this designation to maintain long-term viability.

•

Restaurant. We focus our restaurant investments primarily in single-tenant quick service restaurant and casual dining properties, with an emphasis on restaurants that are located in strong retail markets. We underwrite restaurant properties primarily based on the fundamental value of the underlying real estate, site level performance, corporate owned location or experienced multi-unit franchise operators, and whether the property is subject to a master lease with multiple operating locations.

•

Office. We focus on single-tenant corporate headquarters, call centers, and mission-critical business operations with creditworthy tenants where the property is strategically located or important to the tenant’s business. Key considerations for us when making office investments include a strong tenant credit profile, tenant’s previous investment in the property, occupancy costs relative to the market, divisibility of the space, and cost associated with repositioning the space upon lease expiration.

•

Retail. We focus on e-commerce resistant industries where the presence of a physical location is important to the end consumer and mission critical to the tenant. Our retail investments are primarily in single-tenant, net leased retail establishments in the automotive, general merchandise, and home furnishings industries, with an emphasis on market presence and necessity shopping. We underwrite retail properties primarily based on the fundamental value of the underlying real estate, site level performance, corporate owned location or experienced multi-unit franchise operators, and whether the property is subject to a master lease with multiple operating locations.

Our Leases

We typically lease our properties pursuant to long-term net leases with initial terms of 10 years or more that often have renewal options. Substantially all of our leases are net, meaning our tenant generally is obligated to pay all expenses associated with the leased property (such as real estate taxes, insurance, maintenance, repairs, and capital costs). We seek to use master lease structures where it fits market practice in the particular property type, pursuant to which we seek to lease multiple properties to a single tenant on an all or none basis. In a master lease structure, a tenant is responsible for a single lease payment relating to the entire portfolio of leased properties, as opposed to multiple lease payments relating to individually leased properties. The master lease structure prevents a tenant from “cherry picking” locations, where it unilaterally gives up underperforming properties while maintaining its leasehold interest in well-performing properties. We believe the master lease structure is most prevalent and applicable to leases in our restaurant and retail property type and less relevant to our other property types, such as healthcare and industrial. Additionally, when we acquire properties associated with a tenant that has an existing master lease structure with us, we seek to add the new properties to the existing master lease structure to strengthen the existing lease with such tenant. As of June 30, 2020, master leases contributed approximately 34.4% of our overall ABR (our largest master lease by ABR related to 24 properties and contributed 2.5% of our ABR, and our smallest master lease by ABR related to two properties and contributed 0.1% of our ABR), 72.9% of our restaurant property ABR (161 of our 243 restaurant properties), and 52.8% of our retail property ABR (79 of our 128 retail properties).

As of June 30, 2020, 88.4% of our ABR was received from tenants that are required to provide us with specified financial information on a periodic basis and an additional 6.6% of our ABR was received from tenants that are public companies, which are required to file financial statements with the SEC, although they are not required to provide us with specified financial information under the terms of our lease.

Substantially all of our leases provide for periodic contractual rent escalations. As of June 30, 2020, leases contributing 98.2% of our ABR provided for increases in future annual base rent, generally ranging from 1.5% to 2.5% annually, with an ABR weighted average annual minimum increase equal to 2.1% of base rent. Generally, our rent escalators increase rent on specified dates by a fixed percentage. Our escalations provide us with a source of organic growth and a measure of inflation protection. Additional information on lease escalation frequency and weighted average annual escalation rates as of June 30, 2020, is displayed below.

Lease Escalation Frequency	% of ABR	Weighted Average Annual Minimum Increase (1)
Annually	80.5%	1.9%
Every 2 years	0.1%	1.8%
Every 3 years	3.1%	2.2%
Every 4 years	1.3%	2.4%
Every 5 years	7.9%	2.0%
Other escalation frequencies	5.3%	1.7%
Flat	1.8%	N/A

Total/Weighted Average (2)	100.0%	2.1%

(1)

Represents the ABR weighted average annual minimum increase of the entire portfolio as if all escalations occurred annually. For leases where rent escalates by the greater of a stated fixed percentage or the change in CPI, we have assumed an escalation equal to the stated fixed percentage in the lease. As of June 30, 2020, leases contributing 10.5% of our ABR provide for rent increases equal to the lesser of a stated fixed percentage or the change in CPI. As any future increase in CPI is unknowable at this time, we have not included an increase in the rent pursuant to these leases in the weighted average annual minimum increase presented.

(2)	Weighted by ABR.

The escalation provisions of our leases (by percentage of ABR) as of June 30, 2020, are displayed in the following chart:

If requested by a tenant, we may, subject to the tenant’s history, creditworthiness, and other relevant considerations, agree to reimburse or provide a loan to the tenant for property expansion or improvement costs that it incurs in connection with improvements at a property, 100% of which it leases from us. In exchange for such reimbursement or loan, we generally receive contractually specified rent that increases proportionally with our funding. For example, we may agree to reimburse a tenant, up to a specified amount, for property expansion or improvement costs that it incurs in improving a commercial facility on its property. Generally, as we reimburse the tenant for property expansion or improvement costs, the rent will increase proportionally with our funding, which generally allows us to achieve a consistent cash yield on our funding throughout improvement.

Investment Origination and Underwriting

Our criteria for selecting properties are based on the following underwriting principles:

•	fundamental value and characteristics of the underlying real estate;

•	creditworthiness of the tenant;

•	demand drivers and trends in the tenant industry; and

•	transaction structure and pricing.

We believe we can achieve an appropriate risk-adjusted return through these underwriting principles and conservatively project a property’s potential to generate targeted returns from current and future cash flows. We believe targeted returns are achieved through a combination of in-place income at the time of acquisition, rent growth, and a property’s potential for appreciation over our planned hold period.

Our acquisitions professionals, with substantial input from our asset and property management teams, spend a majority of their time sourcing, evaluating, underwriting, and closing transactions. In tandem with our highly diversified portfolio, we have structured our acquisition, property management, and credit underwriting groups in teams of experienced, dedicated industry specialists focused on each of our core property types. Potential acquisitions are systematically screened using a comprehensive and systematic process to evaluate the condition of the property, the creditworthiness of the tenant, the strength of any personal or corporate guarantees, the tenant’s historical performance at the property or similar properties, the location of the property, the overall economic condition of the region in which the property is located, the property’s potential for appreciation, future performance prospects of each potential investment, and various other portfolio considerations. Our acquisitions professionals, along with other specialists, also visit each of the properties being underwritten to understand the physical condition of the asset and the underlying fundamentals of the regional real estate market.

In addition, we perform detailed credit reviews of the financial condition of all our proposed tenants and guarantors to determine their financial strength and flexibility. We apply our credit underwriting guidelines prior to acquiring a property and when we are re-leasing properties in our portfolio. While we seek creditworthy tenants, we do not require them to have investment grade credit ratings. Our credit review process includes analyzing a tenant’s financial statements and other available information, including information that is publicly reported by the tenant. When we obtain guarantees on our leases, we also analyze the creditworthiness of the guarantors. There is no single metric under which we evaluate tenant and guarantor creditworthiness. Rather, we employ an iterative process in which our team seeks to develop the most complete picture of a tenant’s and guarantor’s current and future financial viability through our underwriting process. Rent coverage ratios, rent to sales ratios, implied credit ratings from S&P Capital IQ, and inputs from multiple other databases are examples of key items we may utilize when analyzing a tenant’s financial health. Depending on the circumstances, especially in sale-leaseback situations, where we are acquiring a property from a company and simultaneously leasing it back to the company under a long-term lease, our process will also include discussions with the tenant’s or lease guarantor’s senior management team regarding their business plan and strategy.

After sourcing a potential acquisition and performing an initial analysis, including a preliminary due diligence review, our acquisitions team presents the potential transaction to our investment committee, which is comprised of members of our senior management team as well as representatives from each of the functional acquisition areas. Our investment committee has responsibility for screening and approving each potential investment. Further, transactions in excess of certain thresholds are also subject to review and approval by the Real Estate Investment Committee of our board of directors or our board of directors, as applicable. If a transaction is approved by the investment committee, and, if applicable, the Real Estate Investment Committee, we then perform a comprehensive due diligence review on each property, tenant, and guarantor and negotiate definitive documentation for the transaction, including, as necessary, new or amended lease terms. This includes engaging third party experts such as environmental, title, survey, property condition, and legal specialists.

In general, when negotiating a new lease or an amendment to an existing lease in connection with an acquisition, we seek to negotiate, among other things, relatively long lease terms and tenant renewal options; rents that are at or below prevailing market rents, which we believe enhances tenant retention and reduces our releasing risk if a lease is rejected in a bankruptcy proceeding or expires; annual rent escalation provisions; landlord-favorable going dark, assignment, and change of control provisions; and obligations for tenants and guarantors to periodically provide us with financial information. We seek to use master lease structures where it fits market practice in the particular property type, pursuant to which we seek to lease multiple properties to a single tenant on an all or none basis. Master leases strengthen our ability to preserve rental revenue and prevent costs associated with vacancies for underperforming properties. We believe the master lease structure is most prevalent and applicable to leases in our restaurant and retail property types, while less relevant to our other property types, such as healthcare and industrial. If we are acquiring multiple properties from a healthcare or industrial provider, we may require a master lease to link each of the properties.

As part of our due diligence review, we will generally obtain an environmental site assessment, which at a minimum includes a Phase I assessment, and property condition reports. We will purchase a property only if we are generally satisfied, including through certain mitigating factors, with the physical and environmental status of the property as well as the property’s tenancy. We will also perform tax due diligence to ensure that any investment will not adversely affect our ability to maintain our REIT status for federal income tax purposes.

In addition, we will generally seek to condition our obligation to acquire a property on the delivery, verification, and satisfactory review of certain documents from the seller or other relevant party, including, where appropriate: title and liability insurance policies; surveys; evidence of marketable title; plans and specifications; asbestos, soil, physical, structural, and engineering reports; evidence of compliance with zoning, the Americans with Disabilities Act, and other applicable laws; leases, guarantees, and other relevant legal documents; and financial statements of the tenant and any guarantor as well as site-level financials covering recent operations of properties having operating histories. We also require that any in-place warranties or other forms of coverage are transferred to us upon closing to ensure continuity of coverage.

Prior to closing any acquisition, each property is reviewed by our due diligence committee, which includes the acquisitions team lead, senior members of our property and asset management teams, and representatives of our legal and risk management teams. Our due diligence committee reviews all third-party reports, a due diligence memorandum prepared by outside counsel, and additional internally generated materials prepared during our due diligence review. The due diligence committee then either (i) approves moving forward with the acquisition and closing, (ii) sets conditions that will need to be satisfied for the transaction to move forward and closing to occur based on any concerns raised from due diligence, or (iii) declines to approve moving forward with the transaction.

While our acquisitions team leads our investment origination and underwriting process, there are many resources utilized during the due diligence, underwriting, negotiation, and closing processes, including our asset management, property management, finance and accounting, legal counsel, and risk management personnel.

Portfolio Management

Our portfolio management strategy is centered around portfolio optimization, risk management, and risk mitigation and is based upon the following principles:

Tenant Financial Monitoring

We evaluate the creditworthiness of our existing tenants on an ongoing basis by holding regularly scheduled real estate portfolio reviews; reviewing updated tenant financial statements on a quarterly or annual basis, depending on the terms of the lease; analyzing updated tenant credit ratings; and reviewing our ongoing analysis of the economy and trends in the industries in which our tenants operate, including corporate press releases and other publications providing insights into tenant financial health. The review includes a review of real estate fundamentals and an analysis of the tenant’s recent financial statements, including key metrics such as rent coverage and leverage ratios, among other applicable credit metrics, credit ratings, and economic considerations relevant to the tenant. Our asset management team also periodically reviews tenant financial statements and relevant credit performance metrics. Our credit monitoring procedures also include regular communications with management of tenants, who are required to notify us of certain events under the terms of our leases, such as events of default and property damage. We believe our ongoing credit monitoring will enable us to identify material changes to a tenant’s credit quality in a timely basis and preserve our financial position.

To assess the probability of tenant insolvency, we utilize S&P Capital IQ, which provides us a model for predicting private company defaults through the calculation of a tenant’s implied credit rating when a public rating is not available. We compute implied credit ratings for each tenant by inputting the regularly received (or publicly available) tenant financial statements into S&P Capital IQ’s system and methodology. Tenant credit ratings, public or implied, however, are only one component of how we assess the risk of tenant insolvency. We also use our own internal estimate of the likelihood of an insolvency or default, based on the regularly monitored performance of our properties, our assessment of each tenant’s financial health, including profitability, liquidity, indebtedness, and leverage profile, and our assessment of the health and performance of the tenant’s particular industry.

Through continuous review of tenant and lease guarantor credit, our team seeks to identify and respond quickly to any default or similar problems to improve investment recoveries. Our team also negotiates lease and lease guarantee changes during change of control events at the tenant or lease guarantor level, with a focus on mutually beneficial workout scenarios.

Real Estate Site Inspections

Our physical inspections of properties include review by one or more members of our investment team. Under certain circumstances, however, if we acquire a large portfolio of properties, it may not be practicable to physically inspect each property, in which case we will rely on other due diligence procedures, such as site visits and property condition reports completed by third parties and the review of financial and documentary information that may include third-party reports such as title surveys, environmental reports, and zoning reports. We periodically perform site inspections of our properties based on an evaluation of financial performance, unique property characteristics, and industry factors and trends. We use information gained from site visits to monitor tenant compliance with maintenance obligations and to provide a leading indicator of property-level performance trends.

Manage Lease Renewals

Prior to lease maturity, our team actively engages with tenants to understand likelihood of renewal and the considerations of executing an extension of the lease term. Additionally, as part of our ongoing relationship with tenants, we seek to extend lease terms well in advance of expiration to the extent opportunistically available, such as the case with tenant requested building expansions or adding properties to an existing master lease. Our team also works with real estate brokers to understand and keep up to date on relevant local market trends.

Selective Property Sales

Our team focuses our disposition efforts around capturing increased value and avoiding value degradation due to unfavorable changes in the critical nature of an asset, underlying real estate fundamentals, tenant credit profile, or lease and guarantee structures. In addition, on a selective basis, we may acquire and re-sell properties that we purchase in connection with the acquisition of a larger portfolio of properties. If properties are being sold on an all or none basis, we may purchase some properties that do not meet our desired investment criteria to acquire a larger portfolio of properties we wish to hold. From 2015 through June 30, 2020, we sold 110 properties for an aggregate sales price of approximately $407.1 million, resulting in a 21.0% gain over book value and a 15.0% gain over original purchase price.

Financing Strategy

Historically, we primarily have used our Revolving Credit Facility to finance property acquisitions, which had an outstanding balance of $248.3 million as of June 30, 2020. As of June 30, 2020, on a pro forma basis, we had $1,549.9 million of total debt outstanding, net debt of $1,494.8 million, a ratio of net debt to annualized adjusted EBITDAre of 5.33x, $900 million of borrowing capacity under our Revolving Credit Facility, and $54.4 million of cash and cash equivalents. While we have not used mortgage loans and notes payable (“mortgage financing”) as a strategic source of debt capital for acquisitions, we have occasionally utilized mortgage financing for a single property or a group of related properties acquired from a single seller. As of June 30, 2020, only six of our 633 properties were secured by mortgage financing with an aggregate outstanding principal balance of mortgage loans and notes payable of $109.9 million. In the future, we expect to continue to utilize our Revolving Credit Facility as well as the public bond, debt private placement, and bank term note markets as principal forms of debt capital. We may also assume debt when conducting a transaction or we may mortgage existing properties.

Tax Status

We elected to qualify to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 2008. We believe that as of such date we have been organized and have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate in such a manner.

Corporate Responsibility – Environmental, Social, and Governance (ESG)

Corporate responsibility, including environmental, social, and governance (ESG) efforts, has been one of our cornerstones since our inception. We believe that our corporate responsibility and ESG initiatives are key to our performance and we are focused on efforts and changes designed to have long-term, positive impacts for our stockholders, employees, tenants, other stakeholders, and the communities where we live, work, and own our properties. We are committed to our ESG efforts not just because we believe it is the right thing to do but also because it is good for our business. Our mission is to operate our business in a way that honors and advances our guiding values: performance excellence, integrity, respect, leadership, humility, partnership, and transparency.

Environmental

As a real estate owner, we are aware of the need to develop and implement environmentally sustainable practices within our business and are committed to doing so. We believe that mitigating environmental risks and working to implement sustainable practices is important to the success and long-term performance of our business.

Our efforts in this area are primarily undertaken in partnership with our tenants due to the nature of our business model. We acquire, own, and manage primarily single-tenant commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants. Substantially all of our portfolio is subject to net leases, which generally means that, among other things, our tenants are responsible for maintenance of the buildings and properties as well as implementation of any sustainable business practices or environmental initiatives. As a result, when and where possible, we are focused on working with our tenants to promote environmental responsibility and energy efficient facilities. For example, we recently partnered with a tenant on a project to install over 2,000 solar modules on the roof of the tenant’s facility, which were estimated to result in an 18% reduction in electric power needs and a reduction of 17,900 tons of CO2 emissions over the system’s lifetime.

In addition to exploring partnerships after we have invested in a property, our acquisition process generally includes a robust environmental assessment of every property we acquire, including obtaining a Phase I environmental site assessment based on current industry standards and best practices. We carefully review any recognized environmental conditions identified as a result of the assessment and work with the tenant and nationally recognized environmental experts to implement our go-forward strategy, including any required governmental reporting or remediation action. Our insurance team also carefully evaluates each property in our portfolio to ensure we have appropriate insurance coverage in place, either directly or through the tenant pursuant to the terms of our leases, in an effort to provide the financial resources to address any unforeseen environmental issue, natural disaster, or other risk based on industry best practices.

In addition, we have established our “Go Green” Committee, which promotes environmental mindfulness and spearheads our internal initiatives to encourage sustainability at our corporate offices. Recent initiatives and efforts have included reduced paper consumption through electronic document review and digital signature software, electronic equipment recycling drives, energy conservation programs implemented in consultation with the landlords for our corporate offices, and providing employees reusable drink containers and purified water dispensers that can be used in lieu of single-use plastic water and drink bottles.

Social

Our commitment to our employees is central to our ability to continue to deliver strong performance and financial results for our stockholders and other stakeholders. We are as passionate about our people as we are about real estate. We seek to create and cultivate an engaging work environment for our employees, which allows us to attract, retain, and develop top talent to manage our business. To do that, we believe it is essential that we develop and maintain a culture that lives up to our values of performance excellence, integrity, respect, leadership, humility, and transparency. We are committed to providing our employees with an environment that is free from discrimination and harassment, that respects and honors their differences and unique life experiences, and that enables every employee the opportunity to develop and excel in their role and reach their full potential. We believe that we have created a collaborative, creative workplace where people with unique talents can flourish, where their opinions are valued, and where their contributions are rewarded.

As part of our commitment to our employees, we are focused on the following:

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Career Development – We strive to create an engaging work experience that allows for career development and related opportunities. We offer numerous opportunities for our employees to engage in personal and professional development, including educational support and financial assistance, participating in industry conferences and networking events, individual leadership and management training, lunch and learn meetings with our CEO and senior team, group trainings (e.g., underwriting, real estate fundamentals, cyber security, ethics, harassment, computer skills), mentorship opportunities, and reimbursement for continuing education requirements.

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Diversity and Inclusion – We are committed to providing equal opportunity in all aspects of employment and cultivating a diverse and inclusive workplace. We believe that diverse backgrounds and experiences help drive our performance and are important assets for our company. We recently created a “Diversity, Equity, and Inclusion” committee that will spearhead our future efforts to deepen our commitment to this important initiative and drive our training, employee engagement, and policy reviews. Given its importance, our efforts to promote greater diversity and inclusion in our workplace has been instituted as a regular reporting item for our board of directors.

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Employee Wellness – Our employees are our most valuable asset and their individual and group contributions drive our performance and success. As a result, we are focused on and invest in our team’s overall health, wellness, and engagement. We employ numerous strategies and initiatives to nurture and nourish our employees’ physical, mental, and emotional well-being, including, among other things, competitive employee benefits, generous fringe benefits to make office environment more comfortable, transparent and open communication and dialogue between our senior executives and our employee base, events and opportunities for social connectedness, particularly during periods where we are working from home, family-friendly corporate events, routine fitness exploration classes, flu shots administered by a third-party health-services provider, yoga and massage sessions, flexible work schedules to meet specific employee needs, and access to an employee assistance program and other emotional and mental health resources.

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Community Engagement – Giving back to our communities is important to us and our employees. We provide regular volunteer opportunities and fundraising initiatives throughout the year that provide our employees with meaningful civic involvement. Since our inception, we have provided opportunities for our employees to contribute time and resources to benefit local nonprofit organizations. Our community engagement efforts are led by our employees through a dedicated committee that is responsible for planning and organizing for our employees our various volunteer opportunities, civic involvement with non-profit organizations, and corporate donations.

Governance

We are committed to conducting our business in accordance with corporate governance best practices. Our reputation is one of our most important assets and each director, officer, and employee must contribute to the care and preservation of that asset. To that end, our board of directors has adopted our Code of Business Conduct and Ethics (the “Code of Ethics”), which applies to our directors, officers, and employees. Among other matters, our Code of Ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in stockholder reports and other public communications made by the Company;

•	compliance with applicable laws and governmental rules and regulations;

•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•	accountability for adherence to the Code of Ethics.

Any waiver of the Code of Ethics for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law and NYSE regulations. Our employees have access to members of our Board of Directors to report anonymously, if desired, any suspicion of misconduct by any member of our senior management or executive team. Anonymous reporting is always available through the company’s whistleblower hotline and reported to our Audit Committee quarterly. Our Code of Ethics, as well as our Charter, Second Amended and Restated Bylaws, committee charters, and other governance documents may be found on our website.

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

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our board of directors is not classified, with each of our directors subject to election annually, and we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	stockholders have the ability to amend our bylaws by majority vote;

•	five out of eight directors are independent;

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we have a fully independent Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as independent director representation on our Real Estate Investment Committee;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

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we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (a) the approval of our stockholders or (b) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Competition

The commercial real estate market is highly competitive. We compete for tenants to occupy our properties in all of our markets with other owners and operators of commercial real estate. We compete based on a number of factors that include location, rental rates, security, suitability of the property’s design to prospective tenants’ needs, and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on our occupancy levels, rental rates, and the operating expenses of certain of our properties.

In addition, we compete with other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers to buy our properties. These competitors include other REITs, private and institutional real estate investors, sovereign wealth funds, banks, mortgage bankers, insurance companies, investment banking firms, lenders, specialty finance companies, and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources, including lower cost of capital, than we have. The relative size of their portfolios may allow them to absorb properties with lower returns or allow them to accept more risk on a given property than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities may seek financing through similar channels to us. Competition from these REITs and other third-party real estate investors may limit the number of suitable investment opportunities available to us. It also may result in higher prices, lower yields, and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.

Employees

During 2019, we had no employees. Effective upon the completion of the Internalization, on February 7, 2020, we employed 71 full-time employees comprised of professional employees engaged in origination, underwriting, closing, accounting and financial reporting, portfolio and asset management, capital markets, and other corporate activities essential to our business. Currently, we have 73 employees.

Legal Proceedings

We may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Since our organization in 2007, we have not been a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition, or results of operation if determined adversely to us.

Principal Executive Offices

Our principal executive offices are located at 800 Clinton Square, Rochester, New York, 14604, and our telephone number is (585) 287-6500. We occupy approximately 24,072 square feet of space leased from Clinton Asset Holding Associates, L.P. (“CAHA”), an affiliated third party. Amy Tait, our Chairman and a member of our board of directors, and members of her immediate family own interests in CAHA. We believe that our offices are adequate for our present and currently planned future operations and that adequate additional space will be available if needed in the future.

Insurance

Our tenants are generally required to maintain liability and property insurance coverage for the properties they lease from us pursuant to net leases. These leases generally require our tenants to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged.

In addition to being a named insured on our tenants’ liability policies, we separately maintain commercial general liability coverage and, in certain instances, general or specific (e.g., flood) property-level insurance coverage on certain properties or pursuant to the terms of certain of our leases. We also maintain full property coverage on all untenanted properties and other property coverage as may be required by our lenders, which are not required to be carried by our tenants under our leases.

Regulation

General. Our investments are subject to various laws, ordinances, and regulations, including, among other things, fire and safety requirements, zoning regulations, land use controls, and environmental controls relating to air and water quality, noise pollution, and indirect environmental impacts. We believe that we have all permits and approvals necessary under current law to operate our investments.

Americans with Disabilities Act. Under Title III of the ADA, and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent “readily achievable.” In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

Compliance with the ADA, as well as other federal, state, and local laws, may require modifications to properties we currently own or may purchase, or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our lease, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Environmental Matters

Federal, state, and local environmental laws and regulations regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up or otherwise address hazardous or toxic substances, hazardous wastes or petroleum product releases or threats of releases at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up, and monitoring costs incurred by those parties in connection with the actual or threatened contamination. These laws may impose clean-up responsibility and liability without regard to fault, or whether or not the owner, operator, or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up, and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may seek to obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial and can exceed the value of the property. In addition, some environmental laws may create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner or operator of real estate, we also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using the property as collateral and may adversely impact our investment in that property.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties currently are or were used in the past for commercial or industrial purposes that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. These operations create a potential for the release of petroleum products or other hazardous or toxic substances, and we could potentially be required to pay to clean up any contamination. In addition, environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions, water discharges, and exposure to lead-based paint. Such laws may impose fines or penalties for violations and may require permits or other governmental approvals to be obtained for the operation of a business involving such activities. Any of the foregoing matters could have a material adverse effect on us.

Environmental laws also govern the presence, maintenance, and removal of asbestos-containing materials (“ACM”). Federal regulations require building owners and those exercising control over a building’s management to identify and warn, through signs and labels, of potential hazards posed by workplace exposure to installed ACM in their building. The regulations also have employee training, record keeping, and due diligence requirements pertaining to ACM. Significant fines can be assessed for violation of these regulations. As a result of these regulations, building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACM. The regulations may affect the value of a building containing ACM in which we have invested. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling, and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation, or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

Before completing any property acquisition, we typically obtain environmental assessments in order to identify potential environmental concerns at the property. These assessments are carried out in accordance with the Standard Practice for Environmental Site Assessments (ASTM Practice E 1527-13) as set by ASTM International, formerly known as the American Society for Testing and Materials, and generally include a physical site inspection, a review of relevant federal, state, and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title, and review of historical aerial photographs and other information on past uses of the property. These assessments are limited in scope. If, however, recommended in the initial assessments, we may undertake additional assessments such as soil and/or groundwater sampling or other limited subsurface investigations and ACM or mold surveys to test for substances of concern. A prior owner or operator of a property or historical operations at or near our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances, or regulations may impose material additional environmental liability. If environmental concerns are not satisfactorily resolved in any initial or additional assessments, we may obtain environmental insurance policies to insure against potential environmental risk or loss depending on the type of property, the availability and cost of the insurance, and various other factors we deem relevant (e.g., an environmental occurrence affects one of our properties where our lessee may not have the financial capability to honor its indemnification obligations to us). Our ultimate liability for environmental conditions may exceed the policy limits on any environmental insurance policies we obtain, if any.

Generally, our leases require the lessee to comply with environmental law and provide that the lessee will indemnify us for any loss or expense we incur as a result of lessee’s violation of environmental law or the presence, use or release of hazardous materials on our property attributable to the lessee. If our lessees do not comply with environmental law, or we are unable to enforce the indemnification obligations of our lessees, our results of operations would be adversely affected.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. If we or our tenants were to become subject to significant environmental liabilities, we could be materially and adversely affected.

Implications of Being an Emerging Growth Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, and as such we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Although we have not made a determination whether to take advantage of any or all of these exemptions, we have irrevocably opted-out of the extended transition period afforded to emerging growth companies in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not emerging growth companies.

We expect to remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenue of $1.07 billion or more (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer.”

MANAGEMENT

Our Directors and Executive Officers

Our board of directors consists of eight directors, a majority of whom are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Second Amended and Restated Bylaws—Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering will be held in 2021. Each officer will serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal. Any officer may be removed, with or without cause, by the board of directors, but such removal will be without prejudice to the contract rights, if any, of the officer so removed.

The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the completion of this offering:

Name	Age	Position
Christopher J. Czarnecki	39	Chief Executive Officer, President, and Director
Ryan M. Albano	38	Executive Vice President and Chief Financial Officer
Sean T. Cutt	46	Executive Vice President and Chief Investment Officer
John D. Moragne	38	Executive Vice President, Chief Operating Officer, and Secretary
Amy L. Tait	61	Chairman of the Board of Directors
Laurie A. Hawkes	65	Lead Independent Director
David M. Jacobstein	74	Director
Agha S. Khan	41	Director
Shekar Narasimhan	67	Director
Geoffrey H. Rosenberger	67	Director
James H. Watters	67	Director

Board of Directors

The following sets forth certain information relating to our directors. Our board of directors has carefully considered whether our directors have the experience, qualification, attributes, and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure. In particular, our board of directors focused on each person’s background and experience as reflected in the information included in each of the directors’ individual biographies set forth below. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business, as set forth below:

Amy L. Tait, Chairman of the Board of Directors

Ms. Tait is one of our founders, has served as a director since our inception in 2007, and is member of our Real Estate Investment Committee. From 1983 until 2012, she served in various roles at Home Properties, Inc. (and its predecessor Home Leasing Corporation) (NYSE: HME), including Executive Vice President, Director and chair of the Real Estate Investment Committee. Ms. Tait currently serves on the board of directors of Broadtree Residential, Inc. and the Board of Governors of Nareit. Ms. Tait previously served on the board of trustees of Broadstone Real Estate Access Fund from July 2018 through February 2020, and she has served on numerous not-for-profit boards. She holds a B.S. in Civil Engineering from Princeton University and an M.B.A. from the Simon Graduate School of Business at the University of Rochester. We believe that Ms. Tait’s deep operational and historical experience as one of our founders and Chairman of our board of directors, her prior experience as a director of a large publicly traded REIT, her experience with the IPO of a REIT, and prior management experience provides our board of directors with strategic and industry-specific expertise that is invaluable to the Company.

Christopher J. Czarnecki, Chief Executive Officer, President, and Director

Mr. Czarnecki has served as our Chief Executive Officer since February 2017, and as a member of our board of directors since May 2017. Since joining the Company in 2009, Mr. Czarnecki previously served as our Chief Financial Officer and as Vice President of Capital Markets. From 2005 until 2007, Mr. Czarnecki was a commercial real estate lender and credit analyst for Branch Banking & Trust Co. Mr. Czarnecki previously served on the board of trustees of Broadstone Real Estate Access Fund from July 2018 through February 2020. Mr. Czarnecki serves on the board of trustees of The Strong National Museum of Play. Mr. Czarnecki holds a B.A. in Economics from the University of Rochester, a Diploma in Management Studies from the Judge Business School at the University of Cambridge, and an M.B.A. in Finance and Corporate Accounting from the Simon Graduate School of Business at the University of Rochester. We believe that Mr. Czarnecki’s familiarity with our operations and his extensive experience with net lease financing and investing in real estate qualify him to serve on our board of directors and provides the board of directors with invaluable insight into our operations.

Laurie A. Hawkes, Lead Independent Director

Ms. Hawkes has served as a director since May 2016, currently serves as our Lead Independent Director, and is a member of the Compensation Committee and the Real Estate Investment Committee. From 2008 until 2016, Ms. Hawkes served in various roles at American Residential Properties, Inc. (NYSE: ARPI), which she co-founded, including director and President & Chief Operating Officer. From 1995 through 2007, Ms. Hawkes served in various roles at U.S. Realty Advisors, LLC, including partner from 1997 through 2007 and President from 2003 through 2007. Ms. Hawkes served as a Managing Director in Real Estate Investment Banking at CS First Boston Corp. from 1993 until 1995, and as Director of Real Estate Investment Banking at Salomon Brothers Inc. from 1979 until 1993. Ms. Hawkes has served on numerous other private and non-profit boards. She holds a B.A. from Bowdoin College and an M.B.A. from Cornell University. We believe that Ms. Hawkes’s extensive investment and business experience, including her service as the chief operating officer and a board member of a publicly traded REIT, experience with the IPO of a REIT, and net leased investment experience are invaluable to the Company.

David M. Jacobstein, Director

Mr. Jacobstein has served as a director since May 2013 and currently serves as chair of the Audit Committee, as chair of the Compensation Committee, and as a member of the Nominating and Corporate Governance Committee. Since 2009, Mr. Jacobstein has provided consulting services to real estate related businesses. From 2007 until 2009, Mr. Jacobstein was the senior advisor to the real estate industry group at Deloitte LLP. From 1999 to 2007, he was President and Chief Operating Officer of Developers Diversified Realty Corp. (now known as SITE Centers NYSE: SITC) (“DDR”), where he also served on the board of directors from 2000 to 2004. From 1986 until 1999, Mr. Jacobstein served as Vice Chairman and Chief Operating Officer of Wilmorite, Inc. Since August 2009, Mr. Jacobstein has served on the board of trustees of Corporate Office Properties Trust (NYSE: OFC) (“COPT”). He holds a B.A. from Colgate University and a J.D. from The George Washington University Law Center. We believe that Mr. Jacobstein’s extensive financial and business experience, including his service as the chief operating officer of DDR and a board member of DDR and COPT, two large publicly traded REITs, as well as his legal background, provide the board of directors with a unique perspective that is beneficial to board of directors and the Company. In addition, his experience in financial matters and risk management and as chair of another publicly traded REIT audit committee, allows him to provide guidance to the board in overseeing financial and accounting aspects of our operations.

Agha S. Khan, Director

Mr. Khan has served as a director since June 2015 and currently serves as a member of the Real Estate Investment Committee. Mr. Khan is a Senior Principal of Stone Point Capital LLC, which he joined in 2002. Previously, Mr. Khan was an Analyst in the Financial Institutions Group at Citigroup (Salomon Smith Barney).

Mr. Khan is currently a director of several private companies. He holds a B.A. from Cornell University. We believe that Mr. Khan’s extensive investment experience, industry-specific expertise and relationships, and board experience are beneficial to the board of directors and the Company.

Shekar Narasimhan, Director

Mr. Narasimhan has served as a director since our inception and currently serves as chair of the Real Estate Investment Committee. Mr. Narasimhan is currently the Managing Partner at Beekman Advisors, Inc., which he co-founded in 2003. From 2000 until 2003, Mr. Narasimhan was a Managing Director of Prudential Mortgage Capital Company. From 1979 until 2000, he served in various roles, including Chairman and Chief Executive Officer, at WMF Group Ltd. (formerly NASDAQ: “WMFG”). Mr. Narasimhan is currently a director of several private companies and has extensive board service for companies in the real estate and lending industries. He holds a B.S. in Chemical Engineering from the Indian Institute of Technology, New Delhi, India, and an M.B.A. from the Katz Graduate School of Business at the University of Pittsburgh. We believe that Mr. Narasimhan’s extensive investment and business experience, including his service as the chief executive officer and a board member of a publicly traded commercial mortgage financial services company, his profile in the industry, and his oversight experience are invaluable to the board of directors and the Company.

Geoffrey H. Rosenberger, Director

Mr. Rosenberger has served as a director since our inception and currently serves as a member of the Audit Committee and the Nominating and Corporate Governance Committee. Since 2004, Mr. Rosenberger has provided independent investment management services and assisted in the funding of new businesses. From 1984 until 2004, he was employed by Clover Capital Management, Inc. (now known as Federated Clover), which he co-founded. From 1976 until 1984, Mr. Rosenberger served as a security analyst at Manning & Napier Advisors, Inc. (NYSE: MN). Mr. Rosenberger currently serves on the boards of several private and non-profit companies. He was a member of the board of directors of Manning & Napier, Inc. from 2016 through 2019. He holds a B.S. in Economics and an M.B.A. from the University of Kentucky. We believe that Mr. Rosenberger’s extensive financial and business experience, his public company board experience, and his knowledge of the Company are of great benefit to the board of directors and the Company. In addition, his knowledge and experience from previously serving as chair of our Audit Committee and as a member of the audit committee of another public company allows him to provide guidance to the board of directors in overseeing financial and accounting aspects of our operations.

James H. Watters, Director

Mr. Watters has served as a director since our inception and currently serves as chair of the Nominating and Corporate Governance Committee, and as a member of the Audit Committee and Compensation Committee. Since 1997, Mr. Watters has served as Senior Vice President and Treasurer, Finance, and Administration of Rochester Institute of Technology (“RIT”). He is also vice chairman of RIT’s global subsidiary where he negotiates business models and real estate transactions for RIT’s global campuses. Prior to joining RIT, Mr. Watters spent 16 years with the University of Pittsburgh in positions such as Assistant Vice Chancellor for Finance and Business and Assistant Vice Chancellor for Real Estate and Management. He serves on various profit and not-for-profit boards throughout Rochester, New York, including Canandaigua National Corporation. He holds a B.S., M.S., and Ph.D. from the University of Pittsburgh. We believe that Mr. Watters’s extensive financial and business experience, leadership skills, and experience in strategic planning are of great benefit to the board of directors and the Company. In addition, his knowledge and background in accounting allows him to provide guidance to the board of directors in overseeing financial and accounting aspects of our operations.

Executive Officers

The following sets forth certain information relating to our executive officers. For Mr. Czarnecki’s biography, please see above under “Board of Directors.”

Ryan M. Albano, Executive Vice President and Chief Financial Officer

Mr. Albano has served as our Executive Vice President and Chief Financial Officer since February 2017. Mr. Albano is responsible for strategic and financial planning, monitoring key performance metrics, financial reporting, accounting, corporate development, and capital market activities. Prior to becoming our Chief Financial Officer, Mr. Albano served as the Company’s Vice President of Finance from 2013 until February 2017. From 2011 until 2013, Mr. Albano served in various roles for Manning & Napier, Inc. (NYSE: MN), initially assisting in the successful execution of Manning and Napier, Inc.’s IPO in 2011 and subsequently serving as Assistant CFO of the company’s mutual fund division. From 2004 until 2011, Mr. Albano worked for KPMG LLP in various roles serving both public and private companies. He holds an M.B.A. in finance and competitive strategy from the Simon Graduate School of Business at the University of Rochester and a B.S. in accounting from St. John Fisher College, and is a Certified Public Accountant.

Sean T. Cutt, Executive Vice President and Chief Investment Officer

Mr. Cutt has served as our Executive Vice President since January 2020 and Chief Investment Officer since August 2018. Since joining the Company in 2012, Mr. Cutt previously served as our President and Chief Operating Officer from February 2017 to August 2018, and our Senior Vice President of Acquisitions, Dispositions and Portfolio Management. His primary responsibilities include managing acquisitions, dispositions, asset management, tenant credit analysis, investment policy, and real estate underwriting. From 2006 until 2012, Mr. Cutt was employed by Macerich (NYSE: MAC), serving as its Assistant Vice President of Development from January 2009 through January 2012, and as Senior Development Manager from January 2006 until January 2009. From 2001 until 2006, Mr. Cutt was employed by SWBR Architects & Engineers and managed projects with a wide variety of property types. Mr. Cutt has served on several not-for-profit and for-profit boards throughout Rochester, New York. He holds a B.S. in Organizational Management from Roberts Wesleyan College and an M.B.A. from the Simon Graduate School of Business at the University of Rochester.

John D. Moragne, Executive Vice President, Chief Operating Officer, and Secretary

Mr. Moragne has served as our Executive Vice President, Chief Operating Officer, and Secretary since August 2018. Mr. Moragne previously served as the Company’s General Counsel and Chief Compliance Officer from March 2016 to August 2018. Mr. Moragne is responsible for leading and managing all property management, operations, administrative, human resource, information technology, legal, compliance, corporate governance, and risk management functions and affairs for the Company. From April 2015 until February 2016, Mr. Moragne was a partner at the law firm now known as Vaisey Nicholson & Nearpass PLLC, and was a corporate and securities attorney at Nixon Peabody LLP from September 2007 through March 2015. Mr. Moragne holds a B.A. from SUNY Geneseo and a J.D. from The George Washington University Law School.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Upon completion of this offering, notable features of our corporate governance structure will include the following:

•

our board of directors is not classified, with each of our directors subject to election annually, and we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	stockholders have the ability to amend our bylaws by majority vote;

•	five out of eight directors are independent;

•	a fully independent Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee and independent director representation on our Real Estate Investment Committee;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•

we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (a) the approval of our stockholders or (b) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Our directors will stay informed about our business by attending meetings of our board of directors and the committees on which they serve and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Director Independence

Our board of directors has determined that each of Ms. Hawkes and each of Messrs. Jacobstein, Narasimhan, Rosenberger, and Watters is an “independent director,” as such term is defined by the applicable rules and regulations of the NYSE.

Board Structure

Our board of directors consists of eight members. Our Charter and Second Amended and Restated Bylaws provide that the number of our directors may be established by a majority of our board of directors from time to time, provided that the number of directors constituting the board of directors may never be less than the minimum number required by the MGCL nor more than twelve.

Each director will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. A director may resign at any time by delivering his or her resignation to the board, the chairman of the board, or the secretary of the Company. Any vacancies on our board of directors for any cause, except an increase in the number of directors, may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and a majority of the entire board may fill a vacancy that results from an increase in the number of directors. If at any time there are no directors on the board of directors, successor directors will be elected by the stockholders as provided in our Charter. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is elected and qualified.

At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Real Estate Investment Committee, each of which addresses risks specific to its respective areas of oversight. In particular, as more fully described below, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. Our Real Estate Investment Committee is responsible for approving, or recommending that the full Board approve, transactions in excess of certain thresholds, as well as providing oversight with respect to our investment strategy, criteria, and process.

Board Committees

Our board of directors has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Real Estate Investment Committee. The principal functions of each committee are briefly described below. Additionally, our board of directors may from time to time establish other committees to facilitate its oversight of management of the business and affairs of our Company. The charter of each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are available on our website at http://investors.bnl.broadstone.com. Our website is not part of this prospectus.

Audit Committee

Our board of directors has adopted an audit committee charter, which defines the Audit Committee’s principal functions, including oversight related to:

•	the integrity of the Company’s financial statements and other financial information provided by the Company to its stockholders and others;

•	the selection of independent auditors for the Company and review of the auditors’ qualifications and independence;

•	the evaluation of the performance of the independent auditors; and

•	the review of, and oversight over the implementation of, the Company’s risk management policies.

The Audit Committee is also responsible for engaging, evaluating, compensating, and overseeing an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans for and results of the audit engagement, approving services that may be provided by the independent registered public accounting firm, including audit and non-audit services, such as tax services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal accounting controls. The Audit Committee also will prepare the audit committee report required by SEC regulations to be included in our annual report.

Our Audit Committee is composed of Messrs. Jacobstein (Chair), Rosenberger, and Watters. Our board of directors determined affirmatively that (i) each member of our Audit Committee qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K and (ii) each member of our Audit Committee is “financially literate” as that term is defined by NYSE listing standards and meets the definition for “independence” for the purposes of serving on our Audit Committee under NYSE listing standards and Rule 10A-3 under the Exchange Act.

Compensation Committee

Our board of directors has adopted a compensation committee charter, which defines the Compensation Committee’s principal functions to include:

•

discharging responsibilities relating to compensation of the Company’s Chief Executive Officer, other executive officers and directors, taking into consideration, among other factors, any stockholder vote on compensation;

•	implementing and administering the Company’s incentive compensation plans and equity-based plans;

•	overseeing and assisting the Company in preparing the Compensation Discussion & Analysis for inclusion in the Company’s proxy statement and/or annual report on Form 10-K;

•	providing for inclusion in the Company’s proxy statement a description of the processes and procedures for the consideration and determination of executive officer and director compensation; and

•	preparing and submitting for inclusion in the Company’s proxy statement and/or annual report on Form 10-K a compensation committee report.

The Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, legal counsel, or other adviser as it deems appropriate. The Compensation Committee may form and delegate authority to subcommittees consisting of one or more members when it deems appropriate. Our Compensation Committee is composed of Messrs. Jacobstein (Chair) and Watters and Ms. Hawkes. Our board of directors determined affirmatively that each member of our Compensation Committee meets the definition for “independence” for the purpose of serving on our Compensation Committee under applicable rules of the NYSE and each member of our Compensation Committee meets the definition of a “non-employee trustee” for the purpose of serving on our Compensation Committee under Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our board of directors has adopted a nominating and corporate governance committee charter, which defines the Nominating and Corporate Governance committee’s principal functions to include:

•

identifying and recommending to the full board qualified candidates for election as directors and recommend nominees for election as directors at the annual meeting of stockholders consistent with criteria approved by the Board;

•	developing and recommending to the board a set of corporate governance guidelines applicable to the Company, and implementing and monitoring such guidelines as adopted by the board;

•	overseeing the board’s compliance with financial, legal, and regulatory requirements and its ethics program as set forth in the Company’s Code of Business Conduct and Ethics (the “Code of Ethics”);

•

reviewing and making recommendations to the board on matters involving the general operation of the board, including the size and composition of the board and the structure and composition of board committees;

•	recommending to the board nominees for each board committee;

•	annually facilitating the assessment of the board’s performance as a whole and of individual directors, as required by applicable law, regulations, and the NYSE corporate governance listing standards;

•	overseeing the board’s evaluation of management; and

•	considering corporate governance issues that may arise from time to time and making recommendations to the board with respect thereto.

Our Nominating and Corporate Governance committee is comprised of Messrs. Watters (Chair), Jacobstein, and Rosenberger. Our board of directors determined affirmatively that each member of our Nominating and Corporate Governance committee meets the definition of independence under NYSE listing standards.

Real Estate Investment Committee

Our board of directors has established a Real Estate Investment Committee, which is responsible for approving, or recommending that the full board of directors approve, transactions in excess of certain thresholds; providing oversight with respect to our investment strategy, criteria, and process; providing assistance and support to management and the board of directors in the review and approval of transactions; and reviewing with management on a periodic basis the performance and valuation of properties previously approved for acquisition.

Our Real Estate Investment Committee is comprised of Messrs. Narasimhan (Chair) and Khan and Mmes. Hawkes and Tait.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our Compensation Committee. None of the members of our Compensation Committee is, or has ever been, an officer or employee of our company.

Employment Agreements

In connection with the Internalization, we entered into Employment Agreements with each of Messrs. Czarnecki, Albano, Cutt, and Moragne, which became effective on February 7, 2020, in connection with the completion of the Internalization.

Director Compensation and Stock Ownership Policy

Our directors, except for directors who are employed by us, receive an annual retainer of $135,000, payable in arrears in equal quarterly installments as compensation for services as a director. Additional annual retainers are paid to directors as follows, payable in arrears in quarterly installments:

•	$50,000 to the Chairperson of the Board;

•	$20,000 to the Lead Independent Director;

•	$17,500 to the chairperson of the Audit Committee;

•	$12,500 to the chairperson of each the Compensation Committee, the Nominating and Corporate Governance Committee, and the Real Estate Investment Committee;

•	$8,750 to non-chairperson committee members of the Audit Committee; and

•	$6,250 to non-chairperson committee members of each of the Compensation Committee, the Nominating and Corporate Governance Committee, and the Real Estate Investment Committee.

Each of the aforementioned retainers are payable in the form of shares of our Common Stock; provided, that, in accordance with the terms of our director compensation and stock ownership policy, a director may elect to receive 30% of such compensation in the form of cash if such director maintains the minimum stock retention limit established by our board of directors from time to time. Four of our directors elected to receive 30% of such compensation in the form of cash. We also reimburse our directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and committees of our board of directors and otherwise performing their duties as directors.

Pursuant to our current director compensation and stock ownership policy, each of our directors is required to acquire and retain ownership of a minimum of $250,000 in shares of our Common Stock. All of our directors currently meet this requirement. Shares of our Common Stock owned indirectly by a director (e.g., through a spouse) count towards meeting this stock ownership requirement. New directors have four years to comply with this requirement.

Code of Ethics

Our board of directors has adopted the Code of Ethics, which applies to our directors, officers, and employees. Among other matters, our Code of Ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in stockholder reports and other public communications made by the Company;

•	compliance with applicable laws and governmental rules and regulations;

•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•	accountability for adherence to the Code of Ethics.

Any waiver of the Code of Ethics for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law and NYSE regulations.

Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require that, subject to certain conditions, we indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our Company, and that we advance to each director and officer all related expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be refunded to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements also require that we maintain directors’ and officers’ liability insurance covering our directors and officers on terms at least as favorable as the policy coverage in place as of the date each indemnification agreement is entered into. Each indemnification agreement may only amended by the mutual written agreement of our Company and the director or officer party thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Summary Compensation Information

During 2019, we did not employ, and therefore did not pay any compensation to, any executive officers or any other employees, nor did we maintain any employee benefit plans or arrangements or have otherwise had any obligations under any compensatory programs.

Effective upon the completion of the Internalization, however, we began to employ employees, including our named executive officers. Upon closing of the Internalization, our named executive officers in respect of fiscal year 2020 are:

•	Christopher J. Czarnecki, President and Chief Executive Officer;

•	Ryan M. Albano, Executive Vice President and Chief Financial Officer;

•	Sean T. Cutt, Executive Vice President and Chief Investment Officer; and

•	John D. Moragne, Executive Vice President, Chief Operating Officer, and Secretary.

On November 11, 2019, in connection with the execution of the Merger Agreement relating to the Internalization, each of these individuals entered into Employment Agreements with the OP to serve in their respective positions, effective upon the closing of the Internalization. Effective February 7, 2020, we entered into an amended and restated Employment Agreement with each of these individuals solely for the purpose of adding Broadstone Employee Sub, LLC, the OP’s subsidiary, as a party to each of the original Employment Agreements. The amended and restated Employment Agreements supersede in their entirety the original Employment Agreements. Other than adding Broadstone Employee Sub, LLC, there are no differences between the original Employment Agreements and the amended and restated Employment Agreements. As detailed below, the Employment Agreements set forth the terms of each of these individuals’ employment, including their compensation arrangements, roles and responsibilities, and term of employment, all of which automatically became effective as of the closing of the Internalization.

The following table sets forth the generally anticipated levels and forms of compensation to be paid in fiscal year 2020, following the closing of the Internalization, to our executive officers under the terms of their Employment Agreements and related compensation arrangements.

Summary of Anticipated Compensation for Fiscal Year 2020

Name and Principal Position	Year (1)	Salary ($) (2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Christopher J. Czarnecki, President and Chief Executive Officer	2020	$625,000	$2,000,000	$750,000	—	$3,375,000

Ryan M. Albano, Executive Vice President and Chief Financial Officer	2020	$375,000	$700,000	$375,000	—	$1,450,000

Sean T. Cutt, Executive Vice President and Chief Investment Officer	2020	$375,000	$700,000	$375,000	—	$1,450,000

John D. Moragne, Executive Vice President, Chief Operating Officer, and Secretary	2020	$375,000	$700,000	$375,000	—	$1,450,000

(1)

Information provided for 2020 fiscal year, based on the terms of the executives’ Employment Agreements (as described more fully below) and other anticipated compensation arrangements. The information provided above is based on certain assumptions as described in the footnotes to this table and may not be reflective of actual compensation figures for fiscal year 2020.

(2)	Salaries included reflect an annual amount, as set forth in each executive’s Employment Agreement.
(3)	Stock award values based on anticipated grant date fair value for equity grants to be granted in fiscal 2020 pursuant to the terms of the Employment Agreements.
(4)	Amounts reported assume target performance is achieved for fiscal year 2020.
(5)	No significant amounts of other compensation is known as of the date of this filing.

Narrative Disclosure

Upon closing of the Internalization, in addition to the Employment Agreements with each of the aforementioned named executive officers becoming effective, the Company began implementing a comprehensive compensation program. As reflected in the named executive officers’ Employment Agreements, as more fully described below, in addition to base salary and the provision of customary employee benefits, it is anticipated that the named executive officers, as well as other key employees, will be eligible to participate in an annual cash bonus program and long-term equity based compensation plan, each beginning in 2020.

The Compensation Committee engaged FPL Associates as its independent compensation consultant who provided market data and related information in connection with the Employment Agreements with our anticipated named executive officers and is assisting the Compensation Committee in (i) developing a compensation philosophy and compensation objectives for our executive compensation program; (ii) determining the appropriate levels of compensation for the named executive officers and non-employee directors; and (iii) setting short-term and long-term performance metrics to underpin incentives for the Company’s annual cash bonus program and performance-based features of the Company’s long-term incentive program, all in furtherance of the Compensation Committee’s goal of appropriately motivating and retaining the named executive officers and aligning the interests of management with those of our stockholders. Our compensation consultant has not been engaged by management or any of our executive officers to perform any work on behalf of management collectively or the executive officers individually. The Compensation Committee considers our compensation consultant to be independent.

Executive Officer Employment Agreements

The Employment Agreements with Messrs. Czarnecki, Albano, Cutt, and Moragne automatically became effective upon the closing of the Internalization. Each of the Employment Agreements provide the following:

(1)	a term expiring on February 7, 2024, unless terminated earlier as provided under its terms;

(2)

an annual base salary of $625,000, in the case of Mr. Czarnecki, and $375,000, in the case of Messrs. Albano, Cutt, and Moragne, subject to increase, but not decrease, during the employment term, unless the decrease is pursuant to across-the-board salary reductions affecting other senior level executives of the Company;

(3)

beginning in 2020, eligibility to receive a target annual bonus equal to 120% of the named executive officer’s base salary, in the case of Mr. Czarnecki, and 100%, in the case of Messrs. Albano, Cutt, and Moragne, with the actual bonus amount, if any, to be based on actual performance relative to the performance criteria and targets established and administered by the Compensation Committee;

(4)	reimbursement for reasonable out-of-pocket business expenses incurred in performing their duties in accordance with the expense reimbursement policy of the Company in effect from time to time;

(5)	eligibility to participate in all benefit programs for which other senior executives of the Company are generally eligible;

(6)

beginning in 2020, entitlement to a long-term incentive award under the Company’s long-term equity compensation program with a target grant value of $2,000,000, in the case of Mr. Czarnecki, and $700,000, in the case of Messrs. Albano, Cutt, and Moragne, which consist of 40% time-vested awards and 60% performance-based awards for future years;

(7)	payments upon certain terminations of employment, as described below under “Payments upon Certain Events of Termination or Change in Control”; and

(8)

restrictive covenants providing for non-competition, non-solicitation of employees, and non-interference with business relationships, in each case, during employment and for 12 months thereafter, mutual non-disparagement, and perpetual non-disclosure and non-use of confidential information.

On August 4, 2020, each of Messrs. Czarnecki, Albano, Cutt, and Moragne executed a form of waiver letter (the “Waiver Letters”) in favor of the Company, which provides that notwithstanding the provisions contained in the Employment Agreements pertaining to long-term incentive awards, the Company’s provision of long-term incentive awards to these named executive officers in 2020 would consist of 40% time-vested awards subject to a four-year vesting schedule and 60% time-vested awards subject to a three-year vesting schedule without being in breach of the terms of the Employment Agreements.

Long-Term Equity Program

On August 4, 2020, the Board adopted the 2020 Equity Incentive Plan in order to provide long-term equity-based incentives to our key employees, including our named executive officers and non-employee directors, which the Compensation Committee believes is a critical element in providing a balanced executive compensation program and aligning the interests of our named executive officers with those of our stockholders. As provided in the Employment Agreements, the Compensation Committee’s initial awards to the named executive officers occurred in 2020. For 2020, as set forth in the Waiver Letters, awards to the named executive officers consisted of 40% time-vested awards subject to a four-year vesting schedule and 60% time-vested awards subject to a three-year vesting schedule, but for future years the Compensation Committee intends for the awards to consist of 40% time-vested and 60% performance-vested awards. For further information regarding the 2020 Equity Incentive Plan see the description of material terms under the heading “—Material Terms of the Equity Incentive Plan.”

Outstanding Equity Awards at the Time of this Offering

No executive officer held any equity awards in respect of the Company’s securities at the end of the prior fiscal year.

On August 4, 2020, the named executive officers and certain other key employees of the Company were issued restricted stock grants under the terms of the 2020 Equity Incentive Plan, which grants had been approved by the Compensation Committee. The grants to the named executive officers were made pursuant to the terms of our named executive officers’ employment agreements, as described above, as modified by the terms of the Waiver Letters. The grants to our named executive officers included (i) restricted stock grants that vest in substantially equal installments on each of the first four anniversaries of the completion of the Internalization, which represents 40% of the total award value for each participant, and (ii) restricted stock grants that vest in substantially equal installments on each of the first three anniversaries of the completion of the Internalization, which represents 60% of the total award value for each participant (collectively, the “2020 Restricted Stock Awards”). The 2020 Restricted Stock Award agreements provide that vesting is subject to the executive’s continued employment with the Company through each applicable vesting date, except in the event of the executive’s death or disability, in which case, any unvested portion of the awards will become fully vested. In addition, the 2020 Restricted Stock Award agreements provide the executive with rights as a stockholder in respect of the awards’ vested and unvested Shares, including the right to vote and the right to dividends. In the event of a termination of the executive’s employment by the Company without “Cause” or by the executive for “Good Reason” within 12 months following a “Change in Control” of the Company (as such terms are defined in the executive’s Employment Agreement), any unvested portion of the 2020 Restricted Stock Awards will become fully vested at the time of such termination, provided that if the 2020 Restricted Stock Awards are unvested at the time of a Change in Control of the Company and are not assumed or substituted for equivalent awards as part of the Change in Control transaction, the 2020 Restricted Stock Awards will become fully vested at the time of the Change in Control transaction. Under the terms of the 2020 Restricted Stock Awards, the Company shall be entitled, at its option and in addition to any other available remedies, to require the executive to forfeit the 2020 Restricted Stock Awards (including any vested Shares) if the executive materially violates the terms of any restrictive covenant agreement between the Company and the executive or if the executive is convicted of a felony against the Company or its affiliates. The number of Shares of Restricted Stock granted to each of our named executive officers, as set forth below, was determined by dividing the value of the target annual equity grant for the executive as pursuant to the terms of his Employment Agreement by the fair market value of a unit of the Company on the date of grant, as determined by the Board of Directors.

NEO	Number of Shares of Restricted Stock vesting over 4 years*	Number of Shares of Restricted Stock vesting over 3 years*
Christopher J. Czarnecki	9,756.098	14,634.147
Ryan M. Albano	3,414.635	5,121.952
Sean T. Cutt	3,414.635	5,121.952
John D. Moragne	3,414.635	5,121.952

*	All share amounts reported on a pre-stock split basis.

Additional Narrative Disclosure

In connection with the Internalization, we assumed a tax-qualified Section 401(k) retirement savings plan that provides for employee contributions and employer matching contributions. Our executive officers are eligible to participate in the tax-qualified Section 401(k) retirement savings plan on the same basis as other employees who satisfy the plan’s eligibility requirements, including any requirements relating to age and length of service.

Currently we do not anticipate our compensation program for fiscal year 2020 including any other material benefits programs or perquisites for our executive officers.

Payments upon Certain Events of Termination or Change in Control

Under the terms of the Employment Agreement for each of the executive officers, which became effective upon the closing of the Internalization, the executive officers are entitled to receive certain payments in connection with certain termination events, as described below.

In the event of the executive’s termination of employment by the Company without “Cause” or by the executive for “Good Reason” (as such terms are defined in the Employment Agreement), or if the executive is terminated by the Company following the expiration of the term of the Employment Agreement, the executive is entitled to receive: (i) accrued benefits consisting of unpaid base salary and accrued but unused vacation and/or paid time off through the date of termination, reimbursement for all reasonable out-of-pocket business expenses incurred and paid by Executive through date of termination, vested benefits under Company benefit plans, and any annual bonus earned but unpaid as of the date of termination (collectively, the “Accrued Benefits”); (ii) a lump sum payment equal to two times the sum of the executive’s base salary and then-current target bonus for Mr. Czarnecki and 1.5 times the sum of the executive’s base salary and then-current target bonus for Messrs. Albano, Cutt, and Moragne, or, if during the period consisting of the three months prior to or 12 months following a Change in Control (the “Change in Control Window”), three times the sum of the base salary and then-current target bonus for Mr. Czarnecki and two times the sum of the executive’s base salary and then-current target bonus for Messrs. Albano, Cutt, and Moragne; (iii) a prorated target bonus for year of date of termination, through the date of termination; (iv) payment of COBRA premiums for 24 months; and (v) full vesting of any outstanding equity awards that are subject solely to time-based vesting conditions. All the severance payments and benefits are conditioned on the executive executing and not revoking a general release of claims for the benefit of the Company and continued compliance with the restrictive covenants, as described below. In the event of a “change in control” of the Company (as defined in the Employment Agreement), if any of the payments or benefits (including payments connected to the 2020 Restricted Stock Awards) provided for under the Employment Agreement or otherwise payable to the executive would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the related excise tax under Section 4999 of the Code, then the executive will be entitled to receive either the full payment of such payments and benefits or a reduced amount of payments and benefits, where the reduced amount would result in no portion of the payments or benefits being subject to the excise tax, whichever results in the greater amount after-tax benefits being retained by the executive.

In the event the executive’s employment with the Company is terminated due to the executive’s Disability (as defined in the Employment Agreement), the executive will be entitled to receive, (i) the Accrued Benefits; (ii) full vesting of any outstanding equity awards that are subject solely to time-based vesting conditions; (iii) a prorated target bonus for year of date of termination, through the date of termination; and (iv) payment of COBRA premiums for 12 months. In the event the executive’s death, the executive’s estate will be entitled to receive (i) the Accrued Benefits; (ii) full vesting of any outstanding equity awards that are subject solely to time-based vesting conditions; (iii) a prorated target bonus for year of date of termination, through the date of termination; and (iv) payment of COBRA premiums for 12 months.

In the event of the executive’s employment is terminated by the Company for Cause, or the Executive voluntarily terminates employment (without Good Reason), the Executive will be entitled to receive the Accrued Benefits, except, in the case of termination for Cause, the Executive will not receive any amount of an otherwise earned but unpaid annual bonus.

Director Compensation

Director Compensation Program for 2019

During 2019, we paid those directors considered independent or their nominees for their service as our directors an annual retainer of $100,000, payable in arrears in equal quarterly installments. In addition, we paid the following additional annual retainers: (a) $10,000 to each of the board of directors’ Lead Independent Director and the chairperson of the Audit Committee, (b) $5,000 to the chairperson of the Governance Committee, and (c) $5,000 to each non-chairperson member of the Audit Committee. In addition, in connection with the proposed Internalization, our board of directors formed a special committee comprised of Ms. Hawkes, who served as chairperson of the special committee, and Messrs. Jacobstein, Narasimhan, and Rosenberger. The chairperson of the special committee was paid a monthly retainer of $10,000, with aggregate fees capped at $50,000, and each non-chairperson member of the special committee were paid a monthly retainer of $5,000, with aggregate fees capped at $25,000.

The retainers payable to those directors considered independent as described above were paid in the form of shares of our Common Stock with a value equal to the amount of the applicable retainer payment, provided that, in accordance with the terms of the director compensation and stock ownership policy in effect for 2019, two of our independent directors elected to receive 30% of such compensation in the form of cash. In order for an independent director to elect to receive such compensation in the form of a mixture of shares of our Common Stock and cash, the independent director must maintain the minimum stock retention limit established by the board of directors from time to time.

The table below sets forth certain information regarding the compensation earned by or paid to our directors during the fiscal year ended December 31, 2019.

Director Compensation in Fiscal Year 2019

Name	Fees Earned or Paid In Cash	All Other Compensation(1)	Total
Christopher J. Czarnecki	—	—	—
Laurie A. Hawkes (2)	—	$165,000	$165,000
David M. Jacobstein (2)	$40,500	$94,500	$135,000
Agha S. Khan	—	—	—
Thomas P. Lydon, Jr. (2)(3)	—	$84,783	$84,783
Shekar Narasimhan (2)	$37,500	$87,500	$125,000
Geoffrey H. Rosenberger (2)	—	$130,000	$130,000
Amy L. Tait	—	—	—
James H. Watters (2)	—	$110,000	$110,000

Total	$78,000	$671,783	$749,783

(1)	The amounts shown in this column reflect the aggregate fair value of shares of our Common Stock computed as of the grant date in accordance with the FASB Accounting Standards Codification Topic 718.
(2)	2019 Independent Directors.
(3)	Resigned from our board of directors in November 2019.

Director Compensation Program for 2020

Our directors, except for directors who are employed by us, receive an annual retainer of $135,000, payable in arrears in equal quarterly installments as compensation for services as a director. Additional annual retainers are paid to directors as follows, payable in arrears in quarterly installments:

•	$50,000 to the Chairperson of the Board;

•	$20,000 to the Lead Independent Director;

•	$17,500 to the chairperson of the Audit Committee;

•	$12,500 to the chairperson of each the Compensation Committee, the Nominating and Corporate Governance Committee, and the Real Estate Investment Committee;

•	$8,750 to non-chairperson committee members of the Audit Committee; and

•	$6,250 to non-chairperson committee members of each of the Compensation Committee, the Nominating and Corporate Governance Committee, and the Real Estate Investment Committee.

Each of the aforementioned retainers are payable in the form of shares of our Common Stock; provided, that, in accordance with the terms of our director compensation and stock ownership policy, a director may elect to receive 30% of such compensation in the form of cash if such director maintains the minimum stock retention limit established by our board of directors from time to time. Four of our directors elected to receive 30% of such compensation in the form of cash. We also reimburse our directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and committees of our board of directors and otherwise performing their duties as directors.

Material Terms of the 2020 Equity Incentive Plan

On August 4, 2020, our board of directors adopted the 2020 Equity Incentive Plan, under which equity awards may be made in respect of 9,000,000 shares of our Common Stock (“Shares”) on a post-stock split basis, as described further below in the section titled “—Shares Available.” Under the 2020 Equity Incentive Plan,

awards may be granted in the form of options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalent rights, share awards and performance-based awards (including performance share units and performance-based restricted stock) and LTIP Units (as defined below). The following is a summary of the material terms of the 2020 Equity Incentive Plan. This summary is qualified in its entirety by reference to the full text of the 2020 Equity Incentive Plan which has been filed as Exhibit 10.3 to this registration statement.

Administration. The 2020 Equity Incentive Plan is administered by our Compensation Committee. The Compensation Committee consists of at least two directors of the board of directors and may consist of the entire board of directors. The Compensation Committee consists of directors considered to be non-employee directors for purposes of Section 16 of the Exchange Act.

Plan Term. The 2020 Equity Incentive Plan will terminate on the tenth (10th) anniversary of the date of its adoption, unless earlier terminated by our board of directors.

Eligibility. Under the 2020 Equity Incentive Plan, “Eligible Individuals” include officers, employees, consultants, and non-employee directors providing services to the Company and its subsidiaries. The Compensation Committee will determine which Eligible Individuals will receive grants of awards.

Incentives Available. Under the 2020 Equity Incentive Plan, the Compensation Committee may grant any of the following types of awards to an Eligible Individual: nonqualified stock options (“NQSOs”); stock appreciation rights (“SARs”); restricted stock grants (“Restricted Stock”); restricted stock units (“RSUs”); Performance Awards; Dividend Equivalent Rights; Share Awards; LTIP Units, and Cash- Based Awards, each as defined below and, to certain Eligible Individuals in accordance with Section 422 of the Code, incentive stock options (“ISOs”) (each type of grant is considered an “Award”).

Shares Available. Subject to any adjustment as provided in the 2020 Equity Incentive Plan, up to 9,000,000 Shares (on a post-stock split basis) may be issued pursuant to Awards granted under the 2020 Equity Incentive Plan, all of which may be granted as incentive stock options (“ISOs”). For a non-employee director, the maximum dollar amount of cash or the fair market value of Shares that any individual may receive in any calendar year in respect of Awards may not exceed that number of Shares representing a fair market value equal to the positive difference, if any, between $500,000 and the aggregate value of any annual cash retainer paid to the non-employee director (excluding the value any chairperson retainer or fee and meeting fees received by a non-employee director in respect of such calendar year).

If an Award or any portion thereof that is granted under 2020 Equity Incentive Plan (i) expires or otherwise terminates without all of the Shares covered by such Award having been issued or (ii) is settled in cash (i.e., the participant receives cash rather than Shares), such expiration, termination, or settlement will not reduce (or otherwise offset) the number of Shares that may be available for issuance under 2020 Equity Incentive Plan. If any Shares issued pursuant to an Award are forfeited and returned back to or reacquired by the Company because of the failure to meet a contingency or condition required to vest such Shares in the participant, then the Shares that are forfeited or reacquired will again become available for issuance under 2020 Equity Incentive Plan. Any Shares tendered or withheld (i) to pay the exercise price of an Option (as defined below) or (ii) to satisfy tax withholding obligations associated with an Award granted under 2020 Equity Incentive Plan shall not become available again for issuance under 2020 Equity Incentive Plan.

Stock Options. The Compensation Committee may grant NQSOs to Eligible Individuals and ISOs to Eligible Individuals (collectively, “Options”) who are employees of the Company or a subsidiary on the date of grant. A NQSO is the right to purchase one or more Shares at a designated exercise price. An ISO is an Option that is subject to statutory requirements and limitations required for certain tax advantages allowed under Section 422 of the Code, and an NQSO is an Option that does not qualify as an ISO.

Vesting and Exercise Periods for Options. Each Option granted under the 2020 Equity Incentive Plan may be subject to certain vesting requirements and will become exercisable in accordance with the specific terms and conditions of the Option, as determined by the Compensation Committee at the time of grant and set forth in an Award agreement. The term of an Option generally may not exceed ten years from the date it is granted (five years in the case of an ISO granted to a ten-percent stockholder). Each Option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until its expiration or termination, unless otherwise provided in applicable Award agreement.

Exercise Price for Options. The purchase price per Share with respect to any Option granted under the 2020 Equity Incentive Plan may be not less than the greater of the par value of a Share and 100% of the fair market value of a share of Common Stock on the date the Option is granted (110% in the case of an ISO granted to a ten-percent stockholder).

Stock Appreciation Rights. The Compensation Committee may grant SARs to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A SAR may be granted (a) at any time if unrelated to an Option or (b) if related to an Option, either at the time of grant or at any time thereafter during the term of the Option.

Amount Payable. A SAR is a right granted to a participant to receive an amount equal to (i) the excess of the fair market value of a Share on the last business day preceding the date of exercise of such SAR over the fair market value of a Share on the date the SAR was granted, multiplied by (ii) the number of Shares as to which the SAR is being exercised. A SAR may be settled or paid in cash, Shares or a combination of each, in accordance with its terms.

Duration. Each SAR will be exercisable or be forfeited or expire on such terms as the Compensation Committee determines. Except in limited circumstances, an SAR shall have a term of no greater than ten years.

Prohibition on Repricings. The Compensation Committee has no authority to make any adjustment or amendment (other than in connection with certain changes in capitalization or certain corporate transactions in accordance with the terms of the 2020 Equity Incentive Plan, as generally described below) that reduces, or would have the effect of reducing, the exercise price of an Option or SAR previously granted under the 2020 Equity Incentive Plan, unless the Company’s stockholders approve such adjustment or amendment.

Dividend Equivalent Rights. The Compensation Committee may grant dividend equivalent rights (“Dividend Equivalent Rights”), either in tandem with an Award or as a separate Award, to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A Dividend Equivalent Right is a right to receive cash or Shares based on the value of dividends that are paid with respect to the Shares. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such dividend equivalent rights or until the vesting, exercise, payment, settlement, or other lapse of restrictions on the Award to which the Dividend Equivalent Rights relate, subject to compliance with Section 409A of the Code. Dividend Equivalent Rights may be settled in cash or shares of Common Stock or a combination thereof, in a single installment or multiple installments, as determined by the Compensation Committee. Unless set forth in an Award Agreement, awards of Restricted Stock (other than performance-vested Restricted Stock) will include a right to receive dividends at the time such dividend is paid to holders of Shares, whether or not the Restricted Stock is vested at that time and Awards of Restricted Stock Units and performance vested Restricted Stock will provide for dividend equivalent rights that will accrue and be paid only at such time as the underlying awards vest.

Restricted Stock; Restricted Stock Units. The Compensation Committee may grant either Shares (Restricted Stock) or phantom Shares (RSUs), in each case subject to certain vesting requirements, on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement.

Restricted Stock. Unless the Compensation Committee determines otherwise, upon the issuance of shares of Restricted Stock, the participant shall have all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions made with respect to the Shares. The Compensation Committee may determine that the payment to the participant of dividends, or a specified portion thereof, declared or paid on such Shares shall be deferred until the lapsing of the restrictions imposed upon such Shares and held by the Company for the account of the participant until such time. Payment of deferred dividends in respect of shares of Restricted Stock shall be made upon the lapsing of restrictions imposed on the shares of Restricted Stock in respect of which the deferred dividends were paid, and any dividends deferred in respect of any shares of Restricted Stock shall be forfeited upon the forfeiture of such shares of Restricted Stock.

Period for Lapsing of Restrictions on Restricted Stock. During such period as may be set by the Compensation Committee in the Award agreement (the “Vesting Period”), the Participant shall not be permitted to sell, transfer, pledge, hypothecate, or assign shares of Restricted Stock awarded under the 2020 Equity Incentive Plan except by will or the laws of descent and distribution. The Compensation Committee may also impose such other restrictions and conditions, including the attainment of pre-established Performance Objectives (as defined below) or other corporate or individual performance goals, on Restricted Stock as it determines in its sole discretion.

Restricted Stock Units. Each RSU shall represent the right of the participant to receive a payment upon vesting of the RSU, or on any later date specified by the Compensation Committee, of an amount equal to the fair market value of a Share as of the date the RSU becomes vested (together with such dividends as may have accrued with respect to such Share from the time of the grant of the Award until the time of vesting), or such later date as determined by the Compensation Committee at the time the RSU is granted (and which will be set forth in the applicable grant agreement). An RSU may be settled or paid in cash, Shares or a combination of each, as determined by the Compensation Committee.

Performance Awards. Performance awards ((“Performance Awards”) (including performance units (“Performance Units”) and performance share units (“Performance Share Units”)) and performance-based restricted stock (“Performance-Based Restricted Stock”)) may be granted to Eligible Individuals on terms and conditions determined by the Compensation Committee and set forth in an Award agreement.

Performance Units. Performance Units shall be denominated in a specified dollar amount and, contingent upon the attainment of specified performance objectives within a performance cycle and such other vesting conditions as may be determined by the Compensation Committee (including without limitation, a continued employment requirement following the end of the applicable performance period), represent the right to receive payment of the specified dollar amount or a percentage of the specified dollar amount depending on the level of performance objective attained; provided, however, that the Compensation Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. The award agreement for each Performance Unit shall specify the number of Performance Units to which it relates, the Performance Objectives and other conditions which must be satisfied in order for the Performance Unit to vest and the performance cycle within which such Performance Objectives must be satisfied and the circumstances under which the award will be forfeited.

Performance Share Units. Performance Share Units shall be denominated in Shares and, contingent upon the attainment of specified Performance Objectives within a performance cycle and such other vesting conditions as may be determined by the Compensation Committee (including, without limitation, a continued employment requirement following the end of the applicable performance period), represent the right to receive an amount of the fair market value of a Share on the date the Performance Share Unit becomes vested or any other date specified by the Compensation Committee or a percentage of such amount depending on the level of Performance Objective attained; provided, however, that the Compensation Committee may at the time a Performance Share Unit is granted specify a maximum amount payable in respect of a vested Performance Share

Unit. A Performance Share Unit may be settled in cash, shares, or a combination of each. The Award agreement for each Performance Share Unit shall specify the number of Performance Share Units to which it relates, the Performance Objectives and other conditions which must be satisfied in order for the Performance Share Unit to vest and the performance cycle within which such Performance Objectives must be satisfied and the circumstances under which the Award will be forfeited.

Performance-Based Restricted Stock. Performance-Based Restricted Stock shall consist of an Award of shares of Restricted Stock, issued in the participant’s name and subject to appropriate restrictions and transfer limitations. Unless the Compensation Committee determines otherwise and as set forth in the applicable Award agreement, upon issuance of Shares of Performance-Based Restricted Stock, the participant shall have all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to Shares. The Award agreement for each Award of Performance-Based Restricted Stock will specify the number of shares of Performance-Based Restricted Stock to which it relates, the Performance Objectives and other conditions that must be satisfied in order for the Performance-Based Restricted Stock to vest, the performance cycle within which the Performance Objectives must be satisfied (which will not be less than one (1) year) and the circumstances under which the Award will be forfeited.

Performance Objectives. Performance objectives (“Performance Objectives”) may be expressed in terms of (i) net earnings; (ii) earnings per share; (iii) net debt; (iv) revenue or sales growth; (v) net or operating income; (vi) net operating profit; (vii) return measures (including, but not limited to, return on assets, capital, equity or sales); (viii) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (ix) earnings before or after taxes, interest, depreciation, amortization and/or rent; (x) share price (including, but not limited to growth measures and total stockholder return); (xi) expense control or loss management; (xii) customer satisfaction; (xiii) market share; (xiv) economic value added; (xv) working capital; (xvi) the formation of joint ventures or the completion of other corporate transactions; (xvii) gross or net profit margins; (xviii) revenue mix; (xix) operating efficiency; (xx) product diversification; (xxi) market penetration; (xxii) measurable achievement in quality, operation or compliance initiatives; (xxiii) quarterly dividends or distributions; (xxiv) employee retention or turnover; or (xxv) any other operational, financial or other goal as may be determined by the Compensation Committee; (xxvi) AFFO or FFO, or (xxvii) any combination of or a specified increase in any of the foregoing. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries or Divisions (as defined in the 2020 Equity Incentive Plan) or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The Compensation Committee may adjust Performance Objectives from time to time to reflect the impact of specified events, including any one or more of the following with respect to the applicable performance period: (i) the gain, loss, income, or expense resulting from changes in accounting principles or tax laws that become effective during the performance period; (ii) the gain, loss, income, or expense reported publicly by the Company with respect to the performance period that are extraordinary or unusual in nature or infrequent in occurrence; (iii) the gains or losses resulting from, and the direct expenses incurred in connection with, the disposition of a business or the sale of investments or non-core assets; (iv) the gain or loss from all or certain claims and/or litigation and all or certain insurance recoveries relating to claims or litigation; (v) the impact of investments or acquisitions made during the year or, to the extent provided by the Compensation Committee, any prior year; or (vi) other extraordinary or unusual events as determined by the Compensation Committee. The events may relate to the Company as a whole or to any part of the Company’s business or operations, as determined by the Compensation Committee. Any adjustments based on the effect of certain events are to be determined in accordance with generally accepted accounting principles and standards, unless another objective method of measurement is designated by the Compensation Committee.

Prior to the vesting, payment, settlement, or lapsing of any restrictions the Compensation Committee shall determine that the applicable Performance Objectives have been satisfied. In respect of a Performance Award, the Compensation Committee may, in its sole discretion, (i) reduce the amount of cash paid or number of Shares to be issued or that have been issued and that become vested or on which restrictions lapse, and/or (ii) establish rules and procedures that have the effect of limiting the amount payable to any Participant to an amount that is less than the amount that otherwise would be payable under such Award. The Compensation Committee may exercise such discretion in a non-uniform manner among Participants.

Share Awards. The Compensation Committee may grant an Award of Shares (“Share Awards”) to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. A Share Award may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company.

LTIP Units. The Compensation Committee may grant an Award of LTIP Units (“LTIP Units”) to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. LTIP Units are intended to be profits interests in the OP, the rights and features of which, if applicable, will be set forth in the OP Agreement, as applicable.

Cash-Based Awards. The Compensation Committee may grant a Cash-Based Award to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. The Compensation Committee shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Compensation Committee may determine. Each Cash-Based Award shall specify a cash-dominated payment amount, formula or payment ranges as determined by the Compensation Committee.

Adjustments upon Changes in Capitalization. In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other stock or securities or other equity interests of the Company or another corporation or entity, whether through merger, consolidation, reorganizations, recapitalization, reclassification, stock dividend, stock split, reverse stock split, substitution, or other similar corporate event or transaction, or an extraordinary dividend or distribution by the Company in respect of its Shares or other capital stock or securities convertible into capital stock in cash, securities, or other property, the Compensation Committee shall determine the appropriate adjustments, if any, to (a) the maximum number and kind of shares of stock or other securities or other equity interests as to which Awards may be granted under the 2020 Equity Incentive Plan, (b) the maximum number and class of Shares or other stock or securities that may be issued upon exercise of ISOs, (c) the number and kind of Shares or other securities covered by any or all outstanding Awards that have been granted under the 2020 Equity Incentive Plan, (d) the option price of outstanding Options and the base price of outstanding SARs, and (e) the Performance Objectives applicable to outstanding Performance Awards.

Effect of Change in Control or Certain Other Transactions. Generally, the Award agreement evidencing each Award will provide any specific terms applicable to that Award in the event of a Change in Control of the Company (as defined below). Unless otherwise provided in an Award agreement, in connection with a merger, consolidation, reorganization, recapitalization, or other similar change in the capital stock of the Company, or a liquidation or dissolution of the Company or a Change in Control (each a “Corporate Transaction”), Awards shall either: (a) continue following such Corporate Transaction, which may include, in the discretion of the Compensation Committee or the parties to the Corporate Transaction, the assumption, continuation, or substitution of the Awards, in each case with appropriate adjustments to the number, kind of shares, and exercise prices of the Awards; (b) become vested in whole or in part; or (c) terminate.

For purposes of the 2020 Equity Incentive Plan, “Change in Control” generally means the occurrence of any of the following events with respect to the Company: (a) any person (other than directly from the Company) first acquires securities of the Company representing fifty percent or more of the combined voting power of the Company’s then outstanding voting securities, other than an acquisition by certain employee benefit plans, the Company or a related entity, or any person in connection with a non-control transaction; (b) a majority of the members of the board of directors is replaced by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; (c) any merger, consolidation, or reorganization, other than in a non-control transaction; (d) a complete liquidation or dissolution or (e) sale or disposition of all or substantially all of the assets. A “non-control transaction” generally includes any transaction in which (i) stockholders immediately before such transaction continue to own at least a majority of the combined voting power of such resulting entity following the transaction; (ii) a majority of the members of the board of directors immediately before such transaction continue to constitute at least a majority of the board of the surviving entity following such transaction, or (iii) with certain exceptions, no person other than any person who had beneficial ownership of more than fifty percent of the combined voting power of the Company’s then outstanding voting securities immediately prior to such transaction has beneficial ownership of more than fifty percent of the combined voting power of the surviving entity’s outstanding voting securities immediately after such transaction.

Options and SARs Terminated in Corporate Transaction. If Options or SARs are to terminate in the event of a Corporate Transaction, the holders of vested Options or SARs must be provided either (a) fifteen days to exercise their Options or SARs or (b) payment (in cash or other consideration) in respect of each Share covered by the Option of SAR being cancelled in an amount equal to the excess, if any, of the per Share consideration to be paid to stockholders in the Corporate Transaction over the price of the Option or the SAR. If the per Share consideration to be paid to stockholders in the Corporate Transaction is less than the exercise price of the Option or SAR, the Option or SAR may be terminated without payment of any kind. The holders of unvested Options or SARs may also receive payment, at the discretion of the Compensation Committee, in the same manner as described above for vested Options and SARs. The Compensation Committee may also accelerate the vesting on any unvested Option or SAR and provide holders of such Options or SARS a reasonable opportunity to exercise the Award.

Other Awards Terminated in Corporate Transaction. If Awards other than Options and SARs are to terminate in connection with a corporate transaction, the holders of vested Awards will be provided, and holders of unvested Awards may be provided, at the discretion of the Compensation Committee, payment (in cash or other consideration upon or immediately following the Corporate Transaction, or, to the extent permitted by Section 409A of the Code, on a deferred basis) in respect of each Share covered by the Award being cancelled in an amount equal to the per Share price to be paid to stockholders in the Corporate Transaction, where the value of any non-cash consideration will be determined by the Compensation Committee in good faith.

The Compensation Committee may, in its sole discretion, provide for different treatment for different Awards or Awards held by different parties, and where alternative treatment is available for a participant’s Awards, may allow the participant to choose which treatment will apply to his or her Awards.

Transferability. The 2020 Equity Incentive Plan generally restricts the transfer of any Awards, except (a) transfers by will or the laws of descent and distribution or (b) to a beneficiary designated by the participant, to whom any benefit under the 2020 Equity Incentive Plan is to be paid or who may exercise any rights of the participant in the event of the participant’s death before he or she receives any or all of such benefit or exercises an Award.

Amendment or Termination of the Equity Incentive Plan. The 2020 Equity Incentive Plan may be amended or terminated by the board of directors without stockholder approval unless stockholder approval of the amendment or termination is required under applicable law, regulation, or New York Stock Exchange requirement. No amendment may materially and adversely alter or impair any Awards that had been granted under the 2020 Equity Incentive Plan prior to the amendment without the impacted participant’s consent. The 2020 Equity Incentive Plan will terminate on the tenth anniversary of its effective date; however, when the 2020 Equity Incentive Plan terminates, any applicable terms will remain in effect for administration of any Awards outstanding at the time of the 2020 Equity Incentive Plan’s termination.

Forfeiture Events; Clawback. The Compensation Committee may specify in an Award agreement that the participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, clawback, or recoupment upon the occurrence of certain specified events or as required by law, in addition to any otherwise applicable forfeiture provisions that apply to the Award. Without limiting the generality of the foregoing, any Award under the 2020 Equity Incentive Plan shall be subject to the terms of any clawback policy maintained by the Company, as it may be amended from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related party transactions are transactions in which we are a participant where the amount involved exceeds $120,000 and a member of our board of directors, an executive officer, or a holder of more than 5% of our voting securities (or an immediate family member of any of the foregoing) has a direct or indirect material interest. We have not implemented a formal written policy relating to the review, approval, or ratification of related party transactions, though we plan to adopt a written policy upon the consummation of this offering. However, in practice, all such related party transactions are reported to, and approved by, our full board of directors, excluding any interested directors, or a duly-appointed committee of disinterested directors. Our board of directors will consider all relevant facts and circumstances when deliberating such transactions, including whether the terms of the transaction are fair to us.

The following is a summary of certain related party transactions, other than compensation arrangements which are described under the sections of this prospectus entitled “Management—Director Compensation” and “Executive Compensation.” The related party transactions listed below were all approved by our board of directors.

Internalization and Repurchase of Common Stock

On November 11, 2019, we entered into the Merger Agreement providing for the internalization of the external management functions currently performed for the Company and the OP by BRE or its affiliates. The Internalization was completed on February 7, 2020. In connection with the Internalization, 71 employees of BRE, including our entire senior management team, became our employees, providing continuity of management for the Company. Our previous asset and property management agreements were terminated in connection with the closing of the Internalization. In connection with the Internalization, we also repurchased all of the outstanding shares of our Common Stock held by BRE at $21.25 per share (on a post-stock split basis) for approximately $20 million on December 27, 2019. See “Recapitalization, Internalization, and Structure of Our Company” for a further discussion on the terms of the Internalization.

In connection with the completion of the Internalization, certain of our executive officers and directors and their affiliates received certain material benefits, including the following (all shares of Common Stock and OP Units presented on a post-stock split basis):

•

Amy Tait, our Chairman and a member of our board of directors, and certain immediate family members, received 766,776.4 shares of our Common Stock and 1,157,307.4 OP Units (collectively, with a value of approximately $32.71 million, based on the price set forth on the front cover of this prospectus);

•

Trident BRE LLC and certain affiliated entities with which Agha Khan, a member of our board of directors, is affiliated, received 1,969,569.9 shares of our Common Stock and 2,049,440.0 OP Units (collectively, with a value of approximately $68.32 million, based on the price set forth on the front cover of this prospectus), and approximately $20,000 in cash (collectively, with the Common Stock and OP Units, a total value of approximately $68.34 million);

•

Christopher J. Czarnecki, our Chief Executive Officer, President, and Director, received 117,258.9 shares of Common Stock (with a value of approximately $1.99 million, based on the price set forth on the front cover of this prospectus) and approximately $2.52 million in cash, the majority of which was used to pay tax related obligations triggered in connection with the transaction (collectively, with the Common Stock, a total value of approximately $4.51 million);

•

Ryan M. Albano, our Executive Vice President and Chief Financial Officer, received 47,925.0 shares of Common Stock (with a value of approximately $0.81 million, based on the price set forth on the front cover of this prospectus) and approximately $1.98 million in cash, the majority of which was used to pay tax related obligations triggered in connection with the transaction (collectively, with the Common Stock, a total value of approximately $2.79 million);

•

Sean T. Cutt, our Executive Vice President and Chief Investment Officer, received 71,937.7 shares of Common Stock (with a value of approximately $1.22 million, based on the price set forth on the front cover of this prospectus) and approximately $2.50 million in cash, the majority of which was used to pay tax related obligations triggered in connection with the transaction (collectively, with the Common Stock, a total value of approximately $3.72 million);

•

John D. Moragne, our Executive Vice President, Chief Operating Officer, and Secretary, received 38,032.1 shares of Common Stock (with a value of approximately $0.65 million, based on the price set forth on the front cover of this prospectus) and approximately $1.45 million in cash, the majority of which was used to pay tax related obligations triggered in connection with the transaction (collectively, with the Common Stock, a total value of approximately $2.10 million);

•

In connection with the Internalization, we may be required to pay up to $75 million of additional “earnout” consideration (payable in four tranches of $10 million, $15 million, $25 million, and $25 million, and in the same form of consideration as the initial payments) if certain milestones related to the dollar volume-weighted average price of our Class A Common Stock (or Common Stock after the Class A Conversion) are achieved during specified periods of time following the completion of this offering. The number of shares of Common Stock and OP Units potentially issuable as “earnout” consideration will be determined by dividing the dollar value of any payment by $21.25 (on a post-stock split basis). See “Recapitalization, Internalization, and Structure of Our Company—Internalization” for further information relating to the terms of the Internalization;

•

We entered into Employment Agreements with Messrs. Czarnecki, Albano, Cutt and Moragne, as more fully described under “Executive Compensation—Narrative Disclosure—Executive Employment Agreements,” to be effective as of the completion of the Internalization; and

•

We entered into the Registration Rights Agreement, the Founding Owners’ Tax Protection Agreement and certain other arrangements, as more fully described under “Certain Relationships and Related Party Transactions.”

Principal Executive Offices

In connection with the Internalization, we assumed the lease agreement relating to our principal executive offices with CAHA, an affiliated third party. Amy Tait, our Chairman and a member of our board of directors, indirectly owns an approximate 1.6% interest in CAHA. The lease is scheduled to expire on August 31, 2023, with two five-year renewal options. The annual gross rent for 2020 is approximately $547,324, with 2% annual increases thereafter.

Registration Rights Agreement

Upon closing of the Internalization, we entered into a Registration Rights Agreement, pursuant to which we agreed to use commercially reasonable efforts to prepare and file not later than 180 days following completion of this offering a shelf registration statement relating to the redemption of OP Units and the offer and sale of registrable shares of Common Stock of the Company held by the Founding Owners and the Trident Holders. We also agreed to provide two demand registration rights to the Trident Holders which are available only after completion of this offering and the expiration of the lock-up agreements and to provide customary piggyback registration rights to both the Founding Owners and the Trident Holders in connection with public offerings by us after completion of this offering. We have agreed to pay customary registration expenses and to provide customary indemnification in connection with the foregoing registration rights granted to the Founding Owners and the Trident Holders.

Tax Protection Agreement

Upon closing of the Internalization, we entered into the Founding Owners’ Tax Protection Agreement, pursuant to which the OP agreed to indemnify the Founding Owners against the applicable income tax liabilities resulting from: (1) the sale, exchange, transfer, conveyance, or other disposition of the assets of BRE that we acquired in the Internalization in a taxable transaction prior to February 7, 2030; and (2) our failure to offer the Founding Owners the opportunity to guarantee specific types of the OP’s indebtedness in order to enable the Founding Owners to continue to defer the applicable income tax liabilities associated with the allocation of that indebtedness. Our maximum liability under the Founding Owners’ Tax Protection Agreement is capped at $10 million. The aggregate built-in gain on the Contributed Property that would be allocable to the Founding Owners is estimated to be approximately $128.6 million and does not include any of our real property assets.

Asset Management Agreement and Property Management Agreement

Upon closing of the Internalization, we terminated our asset management agreement and property management agreement. Pursuant to the terms of the asset management and property management agreements, we incurred expenses of approximately $3.8 million and $17.6 million for the six months ended June 30, 2020 and 2019, respectively, and $44.7 million, $33.7 million, and $31.6 million during the years ended December 31, 2019, 2018, and 2017, respectively. Our former third-party asset manager and property manager are affiliated with BRE. Each of Ms. Tait, our Chairman and a member of our board of directors, Mr. Khan, a member of our board of directors, and Mr. Czarnecki, our Chief Executive Officer, President, and Director, was a member of the Board of Managers of BRE and owned an interest in BRE. In addition, each of Mr. Albano, our Executive Vice President and Chief Financial Officer, Mr. Cutt, our Executive Vice President and Chief Investment Officer, and Mr. Moragne, our Executive Vice President, Chief Operating Officer, and Secretary, also owned an interest in BRE.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require that, subject to certain conditions, we indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our Company, and that we advance to each director and officer all reasonable expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be refunded to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements also require that we maintain directors’ and officers’ liability insurance covering our directors and officers on terms at least as favorable as the policy coverage in place as of the date each indemnification agreement is entered into unless otherwise approved by a majority of our board of directors. Each indemnification agreement may only amended by the mutual written agreement of our Company and the director or officer party thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Employment Agreements

In connection with the Internalization, we entered into Employment Agreements with each of Messrs. Czarnecki, Albano, Cutt, and Moragne, which became effective as of the completion of the Internalization. See “Executive Compensation—Narrative Disclosure—Executive Officer Employment Agreements” for further details.

Equity Incentive Plan

On August 4, 2020, we adopted our 2020 Equity Incentive Plan to provide equity incentive opportunities to our officers, employees, and non-employee directors. An aggregate of 9,000,000 shares of our Common Stock (on a post-stock split basis) are authorized for issuance under awards granted pursuant to our 2020 Equity Incentive Plan. See “Executive Compensation—Material Terms of the 2020 Equity Incentive Plan” for further details.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, and certain related persons as part of a directed share program. The directed share program will not limit the ability of such directors, officers, employees, and related persons to purchase more than $120,000 in value of our Class A Common Stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our Class A Common Stock.

Statement of Policy Regarding Transactions with Related Persons

Upon completion of this offering, we will adopt a written statement of policy regarding transactions with related persons (the “related person policy”). Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

RECAPITALIZATION, INTERNALIZATION, AND STRUCTURE OF OUR COMPANY

Recapitalization

Immediately prior to the closing of this offering, we will effect the REIT Recapitalization, pursuant to which (i) we will establish a new class of Common Stock as “Class A Common Stock” for sale in this offering and (ii) we will effect a four-for-one stock split of our Common Stock that is outstanding immediately prior to the closing of this offering. The four-for-one stock split is intended to achieve a stock price that is consistent with market expectations for underwritten public offerings by REITs. In connection with the REIT Recapitalization, the OP will effect a recapitalization of its OP Units, pursuant to which it will effect a four-for-one split of its outstanding OP Units; provided, however, that we shall issue no fractional shares of Common Stock as a result of the stock split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the REIT Recapitalization a sum in cash equal to the fair market value of such fractional share as determined in good faith by our Board of Directors. The REIT Recapitalization shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the REIT Recapitalization and held by a single record holder shall be aggregated.

The terms of our Class A Common Stock are identical to the terms of our Common Stock, except that each share of our Class A Common Stock will automatically convert into one share of our Common Stock 180 days after completion of this offering. The automatic conversion feature of the Class A Common Stock is the only difference between the terms of the Class A Common Stock and the Common Stock. Additionally, prior to the Class A Conversion, the holders of Class A Common Stock, voting as a separate class, are required to approve any amendment to our Charter that will affect such holders differently than the holders of our Common Stock.

The Class A Common Stock will be listed on the NYSE under the symbol “BNL” and will be freely tradeable upon completion of this offering. The Common Stock (then including the shares of Common Stock issued upon conversion of the Class A Common Stock) will be listed on the date that is 180 days after completion of this offering.

The Recapitalization will have the effect of increasing the total number of outstanding shares of our Common Stock. Immediately prior to the Recapitalization, we had approximately 26.9 million shares of Common Stock outstanding. Upon completion of this offering and Recapitalization, and assuming that the underwriters do not exercise their option to purchase additional shares, we expect to have an aggregate of approximately 141.3 million shares of our Common Stock (including our Class A Common Stock) outstanding. Of this amount, approximately 33.5 million shares will be Class A Common Stock (representing 23.7% of our total outstanding Common Stock (including our Class A Common Stock) and 21.8% of our Common Stock (including our Class A Common Stock) and OP Units on a fully diluted basis).

The Recapitalization will be effected on a pro rata basis with respect to all of our stockholders immediately prior to this offering. Accordingly, it will not affect any such stockholder’s proportionate ownership of our outstanding shares. The Recapitalization also will be effected on a pro rata basis with respect to all of the members of the OP immediately prior to this offering.

The terms of our Common Stock (including our Class A Common Stock) are described more fully under “Description of Our Capital Stock” in this prospectus.

Internalization

On February 7, 2020, we completed the Internalization, which included the following transactions:

•	On December 27, 2019, we repurchased all of the outstanding shares of our Common Stock held by BRE at $85.00 per share for approximately $20 million;

•	On February 7, 2020, we acquired 100% of BRE through three mergers:

•	Our newly-formed corporate subsidiary merged into Trident BRE Holdings I, Inc. (“Blocker Corp 1”);

•	Another newly-formed corporate subsidiary of ours merged into Trident BRE Holdings II, Inc. (“Blocker Corp 2” and together with Blocker Corp 1, the “Blocker Corps”);

•	The Blocker Corps contributed their interests in BRE to the OP in exchange for OP Units; and

•	BRE merged into the OP, with the OP surviving.

•

On February 7, 2020, on a pre-stock split basis, we issued approximately 780,893 shares of Common Stock and the OP issued approximately 1,319,513 OP Units and we and the OP paid approximately $31 million in cash, for aggregate consideration of approximately $209.5 million, and the OP assumed approximately $90.5 million of debt. We refinanced $60 million of the assumed indebtedness with a new term loan which is guaranteed by the Founding Owners;

•

Our current management team and corporate staff became employed by a subsidiary of the OP, and we became internally managed. We entered into Employment Agreements with our four named executive officers, which became effective upon completion of the Internalization;

•	We entered into the Registration Rights Agreement and the Founding Owners’ Tax Protection Agreement;

•	We terminated our previous asset management agreement and property management agreement with BRE and certain of its affiliates;

•	The OP was obligated to provide specified transition services in connection with the sale by BRE of the Unrelated Businesses for a five-month period ending on July 7, 2020; and

•

In connection with the Internalization, we may be required to pay up to $75 million of additional “earnout” consideration (payable in four tranches of $10 million, $15 million, $25 million, and $25 million, and in the same proportion of equity interests and cash as the initial payments) if certain milestones related to the 40-day dollar VWAP of our Class A Common Stock (or Common Stock after the Class A Conversion) are achieved during specified periods of time following the completion of this offering, as set forth below. The number of shares of Common Stock and OP Units potentially issuable as “earnout” consideration will be determined by dividing the dollar value of the payment by $85 (as adjusted to reflect any stock splits or recapitalizations, as applicable).

•

Pursuant to the terms of a redemption rights agreement and the OP’s existing limited liability company operating agreement (which would be amended and restated at the closing of this offering), if we have not completed an initial public offering by December 31, 2020, during the period from January 1, 2021, until the earlier of December 31, 2021, and the closing date of an IPO (excluding a “blackout” period after the Company files a registration statement on Form S-11), we may be required to provide liquidity to holders of our equity interests issued in the Internalization by repurchasing them at a price per share of Common Stock or OP Unit equal to the greater of $21.25 (on a post-stock split basis) or the “determined share value” in effect as of the repurchase notice date, plus interest thereon. Subsequent to June 30, 2020, Messrs. Czarnecki, Albano, Cutt, and Moragne have irrevocably waived such repurchase rights.

Earnout Tranche(1)	Number of Shares / OP Units Payable(2)	Approximate Amount of Cash	VWAP of Common Stock	Applicable Earnout Period
$10 million	393,104	$1.65 million	$22.500	The two-year period beginning on the earlier of (i) closing date of this offering or (ii) December 31, 2020.
$15 million	589,656	$2.47 million	$23.750	The two-year period beginning on the earlier of (i) closing date of this offering or (ii) December 31, 2020.
$25 million	982,760	$4.12 million	$24.375	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.
$25 million	982,760	$4.12 million	$25.000	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.

(1)

Initial contractual value of applicable earnout tranche based on an $21.25 price per share/unit on a post-stock split basis of our Common Stock and OP Units. Does not take into account the actual per share price of our Common Stock and OP Units at the time an applicable earnout tranche may be earned and paid.

(2)

Calculated based on an $21.25 price per share/unit on a post-stock split basis of our Common Stock and OP Units. Presented on a post-stock split basis, and subject to adjustment to reflect any further stock splits or recapitalizations, as applicable.

The terms of the Employment Agreements are more fully described under “Executive Compensation—Narrative Disclosure—Executive Officer Employment Agreements.” The terms of the Registration Rights Agreement and the Founding Owners’ Tax Protection Agreement are more fully described under “Certain Relationships and Related Party Transactions.”

Consequences of the Recapitalization, the Internalization, and this Offering

Share amounts and percentages below assume that the underwriters’ option to purchase additional shares is not exercised. Upon completion of the Recapitalization, the Internalization, and this offering, and assuming the earnout consideration in the Internalization is paid in full:

•

Purchasers of shares of our Class A Common Stock in this offering will own 23.5% of the outstanding shares of our Common Stock, including our Class A Common Stock (or 21.4% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis).

•

Our named executive officers will own 979,841 shares of our Common Stock, representing 0.7% of the outstanding shares of our Common Stock, including our Class A Common Stock (or 0.6% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis).

•

The Trident Owners will own 2,656,359 shares of our Common Stock and 2,763,738 OP Units, representing 3.5% of the outstanding shares of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis.

•

The Founding Owners will own 1,368,174 shares of our Common Stock and 4,373,585 OP Units, representing 3.7% of the outstanding shares of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis.

•

Our other continuing investors prior to this offering (i.e., the continuing investors other than our directors and officers and the Trident Owners) will own 103,857,234 shares of our Common Stock, representing 73.0% of the outstanding shares of our Common Stock, including our Class A Common Stock (or 66.4% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis).

•

The other existing OP Unit holders (i.e., the existing OP Unit holders other than the Founding Owners, the Trident Owners, the Blocker Corps, and us) will own 6,948,157 OP Units, representing 4.4% of the outstanding OP Units and 4.4% of our Common Stock, including our Class A Common Stock, and OP Units on a fully diluted basis.

•	We will contribute the net proceeds from this offering to the OP in exchange for 33,500,000 OP Units, and we will, directly or indirectly, own 91.0% of the outstanding OP Units.

•

The OP will use the net proceeds from this offering to repay borrowings under the 2020 Unsecured Term Loan and Revolving Credit Facility and for general business and working capital purposes, including potential future acquisitions. See “Use of Proceeds.”

•

As of June 30, 2020, on a pro forma basis, we have $1,549.9 million of total debt outstanding, net debt of $1,494.8 million, a ratio of net debt to annualized adjusted EBITDAre of 5.33x, $900 million of borrowing capacity under our Revolving Credit Facility, which will be available for general corporate purposes, including for funding future acquisitions, and $54.4 million of cash and cash equivalents.

•	We adopted our 2020 Equity Incentive Plan to provide equity incentive opportunities to certain parties, including members of our board of directors and our management team and other employees.

The following chart sets forth information about our Company, the OP, and certain related parties upon completion of the Recapitalization, Internalization, and this offering, and assuming the earnout consideration in the Internalization is paid in full. Share amounts and percentages below assume that the underwriters’ option to purchase additional shares is not exercised.

(1)	Directors & Named Executive Officers excludes Common Stock beneficially owned by Amy L. Tait, which is included in Common Stock owned by Founding Owners and Trident Owners.
(2)	Other Continuing Investors includes the continuing investors other than Directors & Named Executive Officers and Founding Owners and Trident Owners.
(3)	Other Existing OP Unit Holders includes the existing OP Unit holders other than Founding Owners and Trident Owners, Blocker Corps, and Our Company.

HISTORICAL PRIVATE EQUITY ISSUANCES AND REDEMPTIONS

Beginning in 2007 and through June 30, 2020, we raised equity capital through private offerings of our Common Stock at prices established by our board of directors from time to time, including pursuant to the terms of the Company’s Distribution Reinvestment Plan (“DRIP”). Our board of directors established the prices from time to time primarily based on the net asset value of our real estate portfolio, which in turn reflected periodic real estate appraisals and valuations of our debt received from third-party consultants, adjustments for the fair value of non-real estate assets, and input from our management. Since 2015, we issued a total of 20.9 million shares of our Common Stock.

We also instituted a share redemption program to provide an opportunity for purchasers of our Common Stock in the private offerings to request some or all of their shares of our Common Stock to be repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the current price, as determined by our board of directors, in effect as of the date of the redemption. Since 2015, we redeemed a total of 1.1 million shares of our Common Stock.

As of January 10, 2020, we suspended our private offering of our common stock until further notice and we terminated our DRIP and share redemption program, in each case, effective February 10, 2020.

The following table presents a summary of Common Stock issuances and redemptions (in thousands of shares):

Historical Share Activity

	Thousands of Shares
Period	Shares of Common Stock Outstanding at Beginning of Period	Issuances	Redemptions	Shares of Common Stock Outstanding at End of Period
2015	7,004	4,522	(43)	11,483
2016	11,483	3,784	(109)	15,158
2017	15,158	3,870	(119)	18,909
2018	18,909	3,232	(127)	22,014
2019	22,014	4,639	(652)	26,001
2020	26,001	857	—	26,858
Total		20,904	(1,050)

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing, and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through the OP and its subsidiaries. Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through acquiring, owning, and managing primarily single-tenant commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our objective primarily through the ownership by the OP of our existing properties and other acquired properties and assets. We focus on investing in real estate that is operated by creditworthy single tenants in industries characterized by positive business drivers and trends, where the properties are an integral part of the tenants’ businesses and there are opportunities to secure long-term leases. We seek to acquire primarily freestanding, single-tenant commercial real estate properties located in the United States, with a target size for individual property acquisitions of up to approximately $100 million. We generally seek to invest in properties that are under lease and fully occupied at the time of acquisition. We also seek to maintain our portfolio’s diversification by property type, geography, tenant, and industry in an effort to reduce fluctuations in income caused by under-performing individual real estate assets or adverse economic conditions affecting an entire industry or geographic region. We intend to primarily acquire portfolios and assets over time, which will generally not result in any one tenant representing more than 5% of ABR. While we consider these criteria when making investments, we may also consummate opportunistic investments in managing our business and make investments that do not meet one or more of these criteria if we believe the opportunity presents an attractive risk-adjusted return. In addition, we may purchase assets for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly reducing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our Common Stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities, or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the Investment Company Act, and we would intend to divest such securities before any such registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks, or common stock.

Dispositions

To capture increased value or avoid value degradation due to unfavorable changes in the critical nature of an asset, underlying real estate fundamentals, tenant credit profile, or lease and guarantee structures, we may selectively dispose of any of our properties that we determine are not suitable for long-term investment purposes based upon management’s review of our portfolio. In addition, on a selective basis, we may acquire and re-sell properties that we purchase in connection with the acquisition of a larger portfolio of properties. If properties are being sold on an all or none basis, we may purchase some properties that do not meet our desired investment criteria to acquire a larger portfolio of properties we wish to hold for the long term. In each case, we will ensure that such action would be in our best interest and consistent with our intention to qualify for taxation as a REIT.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances, or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Historically, we primarily have used our Revolving Credit Facility to finance property acquisitions, and we expect to continue to utilize our Revolving Credit Facility as well as the debt private placement, bank term notes, and bond markets as principal forms of debt capital. We may also assume debt when conducting a transaction or we may mortgage existing properties. While we have not used mortgage financing as a strategic source of debt capital for acquisitions, we have occasionally utilized mortgage financing for a single property or a group of related properties acquired from a single seller.

Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt, or for general corporate purposes.

Although we are not required to maintain a particular leverage ratio, we generally intend to maintain on a sustained basis a level of net debt that is generally less than six times our annualized adjusted EBITDAre. However, from time to time, our ratio of net debt to our annualized adjusted EBITDAre may exceed six times. We intend to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt, or for general corporate purposes. Our Charter and Second Amended and Restated Bylaws do not limit the amount of debt that we may incur, and our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our Common Stock (including our Class A Common Stock), growth and investment opportunities, and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue equity securities, including senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification), or pursue a combination of these methods.

Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of our Common Stock (including our Class A Common Stock) or OP Units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our Common Stock, including shares of our Class A Common Stock, or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. We previously maintained a share redemption program under which we repurchased shares of our Common Stock that had been sold in our prior private offerings. Our previous share redemption program was terminated on January 10, 2020. Our board of directors has no present intention of causing us to repurchase any shares of our Common Stock (including our Class A Common Stock) or other securities after the closing of this offering, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Prior to this offering, we issued Common Stock in our prior private offerings and expect to issue Common Stock in connection with the closing of the Internalization. We have also issued OP Units in exchange for property and expect to issue OP Units in connection with the closing of the Internalization. We may issue OP Units in connection with potential future acquisitions.

We have not engaged in trading, underwriting, or agency distribution or sale of securities of other than the OP and do not intend to do so.

Code of Ethics

Our board of directors has adopted the Code of Ethics, which seeks to identify and mitigate conflicts of interest between our employees, directors, and officers and our Company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Interested Director Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved, or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves, or ratifies the contract or transaction by a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm, or other entity; or

•	the contract or transaction is fair and reasonable to us.

Upon completion of this offering, we will adopt the related person policy. Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements, and other information, including audited financial statements, with the SEC.

DESCRIPTION OF THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF BROADSTONE NET LEASE, LLC

A summary of the material terms and provisions of the Second Amended and Restated Limited Liability Company Agreement of Broadstone Net Lease, LLC, which we refer to as the “OP Agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of New York law and the OP Agreement. For more detail, please refer to the OP Agreement itself, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

General

The OP, Broadstone Net Lease, LLC, is a New York limited liability company that was formed on August 8, 2006. We are the sole managing member of the OP. We will contribute the net proceeds received by us from this offering to the OP in exchange for OP Units therein. Assuming completion of the Recapitalization, the Internalization, and this offering, and assuming the earnout consideration in the Internalization is paid in full, as of June 30, 2020, on a pro forma basis, we owned approximately 91.0% of the interests in the OP (or 91.3% if the underwriters exercise their option to purchase additional shares in full). We own substantially all of our assets and conduct substantially all of our operations through the OP. Our interest in the OP generally entitles us to share in cash distributions from, and in the profits and losses of, the OP in proportion to our percentage ownership.

Some of our property acquisitions to date have been, and future property acquisitions could be, financed by issuing OP Units in exchange for property owned by third-parties. Such third parties are then entitled to share in cash distributions from, and in the profits and losses of, the OP in proportion to their respective percentage interests in the OP if and to the extent cash distributions are authorized by us as the managing member. These OP Units generally are exchangeable for cash or, at our election, shares of our Common Stock at a one-to-one ratio, subject to adjustment and limitation in certain circumstances, from time to time when the OP Units are issued.

The provisions of the OP Agreement described below and elsewhere in the prospectus will be in effect upon the completion of this offering. We do not intend to list the OP Units on any exchange or any national market system.

Purpose and Management of the OP

The OP is formed for the purpose of conducting any business that may be lawfully conducted by a limited liability company under New York law. The OP may enter into any partnership, joint venture, or other similar arrangement to engage in any business that is legally permitted under New York law, including anything necessary or incidental to the foregoing. However, so long as we determine to continue to qualify as a REIT, the business of the OP is limited to and is required to be conducted in a manner as to permit us at all times to be classified as a REIT for U.S. federal income tax purposes.

Except as otherwise expressly provided in the OP Agreement, we, as the managing member, have the exclusive right and full authority and responsibility to manage and operate the OP’s business. In particular, we are under no obligation to consider the tax consequences to non-managing members when making decisions for the benefit of the OP but we are expressly permitted to take into account our tax consequences. Non-managing members generally do not have any right to participate in or exercise control or management power over the business and affairs of the OP or the power to sign documents for or otherwise bind the OP. The non-managing members have no power to remove us as managing member.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our Company. At the same time, we, as managing member, have fiduciary duties under applicable New York law to manage the OP in a manner beneficial to the OP and its members. Our duties, as managing member, to the OP and its non-managing members, therefore, may come into conflict with the duties of our directors and officers to our Company.

Pursuant to the OP Agreement, we act on behalf of the OP, its equityholders (and, to the extent separate, our equityholders) and generally are under no obligation to consider the separate interests of the non-managing members in the OP (including, without limitation, the tax consequences to such non-managing members or their assignees) in deciding whether to cause the OP to take (or decline to take) any actions. Provided that we act in good faith and pursuant to our authority under the OP Agreement, any decisions or actions taken or not taken in accordance with the terms of the OP Agreement will not constitute a breach of any duty owed to the OP or its non-managing members by law or equity, fiduciary, or otherwise. In addition, as a general matter, the OP Agreement expressly limits our liability by providing that we, as managing member, and our officers and directors, are not liable for monetary or other damages to the OP, the non-managing members, or assignees for losses sustained, liabilities incurred, or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability, or benefit not derived.

Term

The term of the OP commenced on August 8, 2006, and will continue until the earlier of:

•

an event of our withdrawal, as the managing member, (other than an event of bankruptcy), unless within 90 days after the withdrawal, the written consent of the non-managing members, as defined in the OP Agreement, to continue the business of the OP and to the appointment, effective as of the date of withdrawal, of a substitute managing member is obtained;

•	an election to dissolve the OP by us, as managing member, in our sole and absolute discretion;

•	entry of a decree of judicial dissolution of the OP pursuant to New York law;

•	the sale of all or substantially all of the assets and properties of the OP for cash or for marketable securities; or

•

entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that we are bankrupt or insolvent, or entry of a final and non-appealable order for relief against us, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the consent of a majority of the holders of the OP Units to continue the business of the OP and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute managing member is obtained.

Issuance of Additional OP Units and Preferred Units

We, as the managing member, are authorized to cause the OP to issue additional OP Units or other membership interests to its members, including us and our affiliates, or other persons without the approval of any non-managing members. These OP Units may be issued in one or more classes or in one or more series of any class, with designations, preferences, and relative, participating, optional, or other special rights, powers, and duties, including rights, powers, and duties senior to one or more other classes of membership interests (including OP Units held by us), as determined by us in our sole and absolute discretion without the approval of any non-managing member, subject to limitations described below.

No OP Unit or interest may be issued to us as managing member unless:

•

the OP issues OP Units or other membership interests in connection with the grant, award, or issuance of shares or other equity interests in us having designations, preferences, and other rights so that the economic interests attributable to the newly issued shares or other equity interests in us are substantially similar to the designations, preferences, and other rights, except voting rights, of the OP Units or other membership interests issued to us and we contribute to the OP the proceeds received by us from the issuance of such shares or other equity securities;

•	we make an additional capital contribution to the OP; or

•

the OP issues the additional OP Units or other membership interests to all members holding OP Units or other membership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Conflicts of Interest

Conflicts of interest exist or could arise in the future as a result of our relationships with the OP or any non-managing member of the OP. Our directors and officers have duties to our Company and our stockholders under applicable Maryland law in connection with their management of our Company. At the same time, we, as sole managing member, have fiduciary duties to the OP and to its non-managing members under New York law in connection with the management of the OP. Our duties as sole managing member of the OP and its members may come into conflict with the duties of our directors and officers to our Company and our stockholders.

Limitation on Liability and Indemnification

We, as the managing member of the OP, and our directors and officers are not liable for monetary or other damages to the OP, any members or assignees for losses sustained, liabilities incurred, or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability, or benefit not derived. To the fullest extent permitted by applicable law, the OP Agreement indemnifies us, as managing member, any non-managing members, any of our officers, directors, trustees, managers, members, stockholders, or partners and other persons as we may designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements, and other amounts incurred in connection with any claims, demands, actions, suits, or proceedings relating to us, the OP, or the operations of or ownership of property by the OP, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property, or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

OP Expenses

The OP Agreement provides that the OP is responsible for and pays directly, or reimburses any person that paid on the OP’s behalf, any expenses related to the OP’s (i) selection, evaluation, structuring, negotiation, acquisition, and disposition of, and investment in, properties acquired by the OP, including but not limited to legal fees and expenses, brokerage commissions, financing fees and expenses, costs of financial analysis, costs of appraisals and surveys, nonrefundable option payments, architectural and engineering reports, environmental and asbestos audits, and title insurance and escrow fees, and (ii) all other operating expenses of the OP and us, including taxes, fees, and certain expenses of our board of directors, annual and other periodic fees of auditors and counsel, insurance, litigation, and capital and extraordinary expenditures not reimbursed by tenants of the OP’s properties.

Distributions

The OP Agreement requires the distribution of available cash on at least a quarterly basis. Available cash is, with respect to any period for which such calculation is being made, cash of the OP, regardless of source, including capital contributions and loans to the OP, as determined by us to be appropriate for distribution in our sole and absolute discretion.

Unless we otherwise specifically agree in the OP Agreement or in an agreement entered into at the time a new class or series is created, no membership interest will be entitled to a distribution in preference to any other membership interest. A non-managing member will not in any event receive a distribution of available cash with respect to an OP Unit for a quarter or shorter period if the member is entitled to receive a distribution out of that same available cash with respect to a share of our Company for which that OP Unit has been exchanged or redeemed.

We will make reasonable efforts, as determined by us in our sole and absolute discretion and consistent with our qualification as a REIT, to distribute available cash:

•	to the non-managing members so as to preclude the distribution from being treated as part of a disguised sale for U.S. federal income tax purposes; and

•

to us, as managing member, in an amount sufficient to enable us to pay stockholder dividends that will satisfy our requirements for qualifying as a REIT and to avoid any federal income or excise tax liability for us.

Upon the liquidation of the OP, after payment of debts and obligations, any remaining assets of the OP will be distributed to the holders of OP Units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series, and the balance, if any, will be distributed to the members in accordance with their capital accounts, after giving effect to all contributions, distributions, and allocations for all periods.

Allocation of Net Income and Net Loss

Net income and net loss of the OP are determined and allocated with respect to each taxable year of the OP. Except as otherwise provided in the OP Agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss, or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the OP Agreement, including with respect to special allocations with respect to LTIP Units, net income and net loss are allocated to the managing member and the non-managing members in accordance with their respective percentage interests in the class at the end of each fiscal year. The OP Agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a). See “Material U.S. Federal Income Tax Considerations.”

Assignment and Transfer of OP Units

We, as managing member, generally may not transfer any of our OP Units in the OP, or voluntarily withdraw as the managing member of the OP, except in connection with (i) a merger, consolidation, or other combination with or into another person following the consummation of which the equity holders of the surviving entity are substantially identical to our stockholders, or as otherwise permitted by the OP Agreement, or (ii) a merger, consolidation, or other combination with or into another person or a sale of all or substantially all of our assets or any reclassification, recapitalization, or change of our outstanding shares that is approved by more than 50% of the OP Units (including those held by us) and pursuant to which each member receives or has the right to receive cash, securities, or other property for each OP Unit owned by such member equal to the product of conversion factor calculated pursuant to the OP Agreement and the per-share amount paid to a stockholder.

With certain limited exceptions, the non-managing members may not transfer their interests in the OP, in whole or in part, without our written consent, which consent may be withheld in our sole and absolute discretion.

Even if our consent is not required for a transfer by a non-managing member, we, as managing member, may prohibit the transfer of OP Units by a non-managing member unless we receive a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act and would not otherwise violate any federal or state securities laws or regulations applicable to the OP or the OP Units. Further, except for certain limited exceptions, no transfer of OP Units by a non-managing member, without our prior written consent, may be made if:

•	in the opinion of legal counsel for the OP, there is a significant risk that the transfer would cause the OP to cease to be classified as a partnership for U.S. federal income tax purposes;

•

in the opinion of legal counsel for the OP, there is a significant risk that the transfer would adversely affect our ability to continue to qualify as a REIT or would subject us to certain additional taxes; or

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

Except with our consent to the admission of the transferee as a non-managing member, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote OP Units in any matter presented to the non-managing members for a vote. We, as managing member, will have the right to consent to the admission of a transferee of the interest of a non-managing member, which consent may be given or withheld by us in our sole and absolute discretion.

Redemption Rights for Non-Managing Members

As a general rule, each non-managing member may exercise a redemption right to redeem his or her OP Units at any time beginning six months following the date of the issuance of the OP Units held by the non-managing member. If we give the non-managing members notice of our intention to make an extraordinary distribution of cash or property to our stockholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each non-managing member may exercise its unit redemption right, regardless of the length of time it has held its OP Units. This unit redemption right begins when such notice is given, which must be at least 20 business days before the record date for determining stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other extraordinary transaction, and ends on the record date. We, in our sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a distribution or extraordinary transaction. If no record date is applicable, we may shorten the required notice period of not less than 20 business days before a distribution in our sole and absolute discretion.

A non-managing member may exercise its unit redemption right by giving written notice to the OP and us. The OP Units specified in the notice generally will be redeemed on the twentieth business day following the date we received the redemption notice or, in the case of the exercise of a unit redemption right in connection with an extraordinary transaction, the date the OP and we received the redemption notice. A non-managing member may not exercise the unit redemption right for fewer than 4,000 OP Units (on a post-stock split basis) or if the non-managing member holds fewer than 4,000 OP Units (on a post-stock split basis) all of the OP Units held by that non-managing member. The redeeming member will have no right to receive any distributions paid on or after the redemption date with respect to those OP Units redeemed.

Unless we elect to assume and perform the OP’s obligation with respect to the unit redemption right, as described below, a non-managing member exercising a unit redemption right will receive cash from the OP in an amount equal to the Market Value (as defined below) of shares of our Common Stock for which the OP Units would have been redeemed if we had assumed and satisfied the OP’s obligation by paying shares of our Common Stock, as described below. “Market Value” of our Common Stock for this purpose (assuming a market then exists) means the average of the closing trading price of our Class A Common Stock on the NYSE for the 10 trading days before the day on which we received the redemption notice.

We may elect to assume and perform the OP’s obligation to acquire the OP Units being redeemed in exchange for either cash in the amount specified above or a number of shares of our Common Stock equal to the number of OP Units offered for redemption, adjusted as specified in the OP Agreement to take into account prior share dividends or any subdivisions or combinations of our Common Stock. As managing member, we will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or shares of our Common Stock.

A non-managing member may not exercise its unit redemption right if delivery of shares of our Common Stock by us would be prohibited either under the provisions of our Charter or under applicable federal or state securities laws, in each case, regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.

Notwithstanding the foregoing, in the event of an extraordinary distribution of cash or property to our stockholders or if we effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, we will have the right, exercisable in our sole and absolute discretion, to require the redemption rights of all holders of OP Units to be deemed to be automatically exercised and assumed by us for shares of our Common Stock, effective upon the date on which such transaction is consummated.

LTIP Units

In addition to the OP Units, the OP has authorized a class of LTIP Units. LTIP Units are a special class of membership units in the OP that are structured to qualify as “profits interests” for tax purposes, with the result that at issuance they have no capital account in the OP. Following completion of this offering, we may at any time cause the OP to issue LTIP Units to our directors, officers, employees, and consultants. Any LTIP Units issued by the OP may be subjected to vesting requirements as determined by the Compensation Committee of our board of directors.

Vested LTIP Units receive the same quarterly per unit profit distributions as the other outstanding OP Units in the OP. Unvested LTIP Units do not receive distributions until they become vested, at which time they are entitled to distributions plus catch-up distributions for the period during which such units were not vested. Initially, each LTIP Unit will have a capital account of zero, and, therefore, the holder of the LTIP Unit would receive nothing if the OP were liquidated immediately after the LTIP Unit is awarded. However, the OP Agreement requires that “book gain” or economic appreciation in our assets realized by the OP, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP Units until the capital account per LTIP Unit is equal to the capital account per OP Unit. The applicable Treasury Regulations and the OP Agreement provide that assets of the OP may be revalued upon specified events, including upon additional capital contributions by us or other members of the OP, upon a distribution by the OP to a member in redemption of OP Units, upon the liquidation of the OP, or upon a later issuance of additional LTIP Units. Each LTIP Unit is convertible by the OP or by the holder into OP Units at any time, and upon equalization of the capital account of an LTIP Unit with the per unit capital account of the OP Units (and full vesting of the LTIP Unit, if such unit is subject to vesting), the LTIP Unit will be convertible into one OP Unit, subject to certain exceptions and adjustments. There is a risk that an LTIP Unit will never become convertible into one OP Unit because of insufficient gain realization to equalize capital accounts, and, therefore, the value that a holder will realize for a given number of vested LTIP Units may be less than the value of an equal number of shares of our Common Stock.

Amendment of OP Agreement

In general, other than as described below, the OP Agreement may only be amended exclusively by us, as managing member, without the consent of the non-managing members. Amendments to the OP Agreement requiring approval of the non-managing members may be proposed by us, as managing member, or by any non-managing member holding membership interests representing 25% or more of the percentage interest of the OP Units entitled to vote thereon.

The approval of a majority of the membership interests held by non-managing members is necessary to, among other things:

•	amend provisions restricting our power to conduct businesses other than owning membership interests of the OP and the relationship of our shares to OP Units;

•	amend provisions restricting our power to issue or repurchase shares without causing a simultaneous issuance or repurchase of units by the OP;

•	amend provisions regarding the transfer of membership interests held by us;

•	amend provisions regarding the transfer of membership interests held by non-managing members;

•	amend provisions regarding the unit redemption right of the non-managing members;

•	adopt amendments that would convert a non-managing member’s interest into a managing member’s interest;

•	adopt amendments that would modify the limited liability of a non-managing member;

•

amend provisions regarding or adopt amendments that would alter the interest of a member in profits or losses, or the right to receive any distributions, except as permitted under the OP Agreement with respect to the admission of new members or the issuance of additional OP Units; or

•	adopt amendments that would impose any obligation to make capital contributions.

Tax Matters

The OP Agreement provides that we, as the managing member of the OP, is the “partnership representative” of the OP and, as such, has authority to handle tax audits and to make tax elections under the Code on behalf of the OP.

Mergers and Sales of Assets

Subject to the restrictions on our ability to transfer interests in the OP above under “—Assignment and Transfer of OP Units” we may and may cause the OP to engage in a merger, consolidation, or other combination transaction only if we have provided notice to the non-managing members at least 20 business days, or such shorter period as determined by us in our sole and absolute discretion, before the record date for determining stockholders eligible to vote upon the approval of the merger, consolidation, or other combination transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of September 8, 2020, certain information regarding the beneficial ownership of shares of our Common Stock (including our Class A Common Stock) and OP Units, which are exchangeable into our Common Stock on a one for one basis, immediately following the completion of this offering and on a post-stock split basis for (1) each person who is expected to be the beneficial owner of more than 5% of our outstanding Common Stock, (2) each of our directors and named executive officers, and (3) all of our directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our Common Stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant, or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account, or similar arrangement, or (4) the automatic termination of a trust, discretionary account, or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our Common Stock (including our Class A Common Stock) and OP Units subject to options or other rights (as set forth above) held by that person that are exercisable as of the date hereof, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each named person is c/o Broadstone Net Lease, Inc., 800 Clinton Square, Rochester, New York, 14604. No shares beneficially owned by any executive officer or director have been pledged as security.

Name of Beneficial Owner	# of shares of our Class A Common Stock(1)	# of shares of our Common Stock(1)	# of OP Units(1)	Total # of our Common Stock, including Class A Common Stock, and OP Units(1)	Percentage of all Common Stock, including Class A Common Stock, and OP Units(2)
Greater than 5% Stockholders

Directors and Named Executive Officers
Amy L. Tait(3)	—	1,512,416	3,228,611	4,741,027	3.09%
Christopher J. Czarnecki(4)	—	284,184	—	284,184	*
Ryan M. Albano	—	85,075	—	85,075	*
Sean T. Cutt(5)	—	116,653	—	116,653	*
John D. Moragne(6)	—	72,532	—	72,532	*
Laurie A. Hawkes(7)	—	34,867	—	34,867	*
David M. Jacobstein(8)	—	29,522	—	29,522	*
Agha S. Khan	—	13,513	—	13,513	*
Shekar Narasimhan(9)	—	68,938	—	68,938	*
Geoffrey H. Rosenberger	—	94,368	—	94,368	*
James H. Watters	—	84,291	—	84,291	*

All Directors and Executive Officers as a Group (19 persons)	—	2,617,345	3,228,611	5,845,956	3.81%

*	Less than 1% of the outstanding shares of our Common Stock.
(1)

Beneficial ownership is determined in accordance with the rules of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, or “investment power,” which includes the right to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock, including Class A Common Stock, shown as beneficially owned by them. Numbers include all Common Stock, including Class A Common Stock, and OP membership units (“OP Units”).
(2)

The percentages indicated are based upon the number of shares of Common Stock, including Class A Common Stock, and OP Units held by the officer or director (as calculated in accordance with footnote 1 above) divided by the number that equals: (i) 141,272,608 (the number of shares of Common Stock, including Class A Common Stock, to be outstanding immediately following the completion of this offering, plus (ii) 12,226,207 (the number of OP Units to be outstanding immediately following the completion of this offering).

(3)

Amounts include the following securities with respect to which Ms. Tait disclaims any beneficial ownership: (i) 55,815 shares owned by Ms. Tait’s spouse; (ii) 127,700 shares owned by a limited liability company, of which Ms. Tait and her spouse have shared voting and investment power; (iii) 227,974 shares owned by a family limited liability company, of which Ms. Tait has shared voting and investment power; (iv) 249,412 shares and 36,805 OP Units owned by an irrevocable trust for the benefit of Ms. Tait’s child; (v) 249,412 shares and 36,805 OP Units owned by an irrevocable trust for the benefit of Ms. Tait’s child; and (vi) 1,997,694 OP Units owned by a limited liability company, of which Ms. Tait has shared voting and investment power.

(4)

Includes 229,303 shares that are owned jointly with Mr. Czarnecki’s spouse, with respect to which Mr. Czarnecki shares voting and investment power, and 54,881 shares owned by a trust of which Mr. Czarnecki is the trustee and beneficiary, and respect to which Mr. Czarnecki disclaims any beneficial ownership.

(5)	The reported shares are owned jointly with Mr. Cutt’s spouse, with respect to which Mr. Cutt shares voting and investment power.
(6)	The reported shares are owned jointly with Mr. Moragne’s spouse, with respect to which Mr. Moragne shares voting and investment power.
(7)	The reported shares are owned by a trust of which Ms. Hawkes is the trustee and with respect to which Ms. Hawkes has sole voting and investment power.
(8)	Includes 20,559 shares owned of record by an IRA account for the account of Mr. Jacobstein.
(9)	The reported shares are owned by Beekman Advisors, Inc., of which Mr. Narasimhan is the Managing Partner, and with respect to which Mr. Narasimhan disclaims any beneficial ownership.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of our capital stock, as of the completion of this offering, and is qualified in its entirety by our Charter and our Second Amended and Restated Bylaws, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Maryland law. For a complete description, you are urged to review in their entirety our Charter and our Second Amended and Restated Bylaws, and applicable Maryland law. See “Where You Can Find More Information.”

General

Prior to the completion of this offering, our Charter will authorize the issuance of an aggregate of 520,000,000 shares of capital stock, of which 500,000,000 shares will be designated as Common Stock with a par value of $0.00025 per share, and 20,000,000 shares will be designated as preferred stock with a par value of $0.001 per share. Of our 500,000,000 authorized shares of Common Stock, 60,000,000 shares will be reclassified and further designated as Class A Common Stock and 440,000,000 are Common Stock without further designation. Immediately prior to the Recapitalization, we had approximately 26.9 million shares of Common Stock outstanding and no outstanding shares of Class A Common Stock or preferred stock. Upon completion of this offering and Recapitalization, and assuming the underwriters do not exercise their option to purchase additional shares, 141.3 million shares of Common Stock (including our Class A Common Stock) will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Our board of directors, with the approval of a majority of our entire board of directors and without any action by our stockholders, may amend our Charter from time to time to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue. In addition, our Charter authorizes our board of directors to classify and reclassify any unissued shares of our Common Stock and preferred stock into other classes or series of stock and to set, subject to the restrictions on ownership and transfer of our stock in our Charter, and subject to the express terms of any class or series of our stock then outstanding, the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, and terms and conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of Common Stock or preferred stock with terms and conditions which provide the holders thereof with specified dividend payments and payments upon liquidation prior or senior to those of the Common Stock (including our Class A Common Stock) and which could have the effect of delaying, deferring, or preventing a transaction or a change in control that might involve a premium price for our Common Stock (including our Class A Common Stock) or that our common stockholders otherwise believe to be in their best interests.

Common Stock

All holders of shares of our Common Stock (including our Class A Common Stock) are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Prior to the Class A Conversion, the Class A Common Stock and Common Stock will vote together as one class, except that the holders of Class A Common Stock, voting as a separate class, are required to approve any amendment to our Charter which will affect such holders differently than the holders of our Common Stock. Directors are elected by a plurality of the votes cast at a meeting in which directors are being elected and at which a quorum is present. Our Charter does not provide for cumulative voting in the election of our directors, which means that the holders of a majority of the outstanding shares of our Common Stock (including our Class A Common Stock) can effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Subject to any preferential rights of any outstanding class or series of preferred stock (or other capital stock), the holders of shares of our Common Stock (including our Class A Common Stock) are entitled to such distributions as may be authorized from time to time by our board of directors and declared by us out of legally available funds and, in the event of our liquidation, dissolution, or winding up, are also entitled to share ratably in our assets legally available for distribution to our stockholders after payment of, or adequate provision for, all of our known debts and liabilities. All holders of our Common Stock (including our Class A Common Stock) will share equally in any distributions authorized by our board of directors and declared by us.

Our common stockholders have no preference, exchange, sinking fund, or redemption rights and have no preemptive rights to purchase or subscribe for any of our capital stock. Pursuant to the Class A Conversion, each share of our Class A Common Stock will automatically convert into one share of our Common Stock 180 days after the completion of this offering. Otherwise, our common stockholders will have no conversion rights. Our Charter does not include a provision, as permitted by the MGCL, providing that our stockholders are not entitled to exercise the rights of an objecting stockholder, sometimes referred to as “appraisal rights.” However, the MGCL further provides that these rights are not available to holders of stock of any class or series listed on a national securities exchange. Accordingly, the Class A Common Stock will not be entitled to these rights upon issuance, and the Common Stock will be entitled to these rights (applicable only under limited circumstances, including a merger, consolidation, share exchange, or transfer of assets) for a period from the closing of this offering until the Class A Conversion. Subject to the restrictions on ownership and transfer of our stock in our Charter, holders of shares of our Common Stock (including our Class A Common Stock) will initially have equal dividend, liquidation, and other rights. Because our operating assets will be held by the OP or its wholly-owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders. Stockholders are not liable for our acts or obligations solely due to their status as stockholders.

Our board of directors has authorized the issuance of shares of our capital stock without certificates. Shares of our Common Stock (including our Class A Common Stock) are and will be held in “uncertificated” form, which eliminates the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminates the need to return a duly executed share certificate to effect a transfer. Information regarding restrictions on the transferability of our shares of Common Stock (including our Class A Common Stock) that, under Maryland law, would otherwise have been required to appear on our share certificates are instead furnished to our stockholders upon request and without charge. We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds.

Pursuant to the OP Agreement, as a general rule, each non-managing member may exercise a redemption right to redeem his or her OP Units for either cash or, at our election, a number of shares of our Common Stock at any time beginning six months following the date of the issuance of the OP Units held by the non-managing member. See “Description of the Second Amended and Restated Limited Liability Company Agreement of Broadstone Net Lease, LLC—Redemption Rights for Non-Managing Members.”

Preferred Stock

Our Charter authorizes our board of directors to classify and reclassify any unissued shares of our Common Stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and by our Charter to set, subject to the restrictions on ownership and transfer of our stock in our Charter, the terms, the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, and terms and conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of Common Stock or preferred stock with terms or conditions which provide the holders thereof with specified dividend payments and payments upon liquidation prior or senior to those of the Common Stock (including our Class A Common Stock) or have the effect of delaying, deferring, or preventing a transaction or change in control that might involve a premium price for such holders or otherwise be in their best interest. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power to issue additional shares of our Common Stock or preferred stock and to classify or reclassify unissued shares of our Common Stock or preferred stock and to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without action by our stockholders, unless stockholder approval is required by applicable law, the terms of any class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that would provide the holders thereof with specified dividend payments and payments upon liquidation prior or senior to those of the Common Stock (including our Class A Common Stock) or could delay, defer, or prevent a transaction or a change in control of our company that might involve a premium price for our stock or that our stockholders otherwise believe to be in their best interest. In addition, our issuance of additional shares of stock in the future could dilute the voting and other rights of your shares. See “Certain Provisions of Maryland Law and of Our Charter and Second Amended and Restated Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Second Amended and Restated Bylaws” and “Risk Factors—Sales of substantial amounts of our capital stock in the public markets may dilute your voting power and your ownership interest in us.”

Restrictions on Ownership and Transfer of Shares of Capital Stock

For us to qualify as a REIT, no more than 50% in value of the outstanding shares of our stock may be owned, directly or indirectly through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year, excluding our first taxable year for which we elect to be taxed as a REIT. In addition, the outstanding shares of our stock must be owned by 100 or more persons during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding our first taxable year for which we elect to be taxed as a REIT. In addition, we must meet requirements regarding the nature of our gross income to qualify as a REIT. One of these requirements is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from other real property investments. Subject to special rules for leases to our taxable REIT subsidiaries, the aggregate of the rents received by the OP from any tenant will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Code, 10% or more of the ownership interests in that tenant. To assist us in preserving our status as a REIT, among other consequences, our Charter contains limitations on the ownership and transfer of shares of our stock which are intended to prohibit: (1) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of the aggregate of our then outstanding capital stock (of any class or series) or more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of our then outstanding Common Stock (including our Class A Common Stock) and (2) any transfer of or other event or transaction with respect to shares of capital stock (including our Class A Common Stock) that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our Charter includes provisions intended to prohibit any transfer of, or other event with respect to, shares of our capital stock that would result in us being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT (including, but not limited to, ownership that would result in us owning an interest in a tenant if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

Our Charter provides that the shares of our capital stock of any class or series that, if transferred, would result in a violation of the ownership limits described above will be transferred automatically to a trust effective on the business day before the purported transfer of such shares of our capital stock. We will designate a trustee of the trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the trust. The trustee will receive all distributions on the shares of our capital stock in the trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the trust and, subject to Maryland law, will have the authority to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. Our Charter provides that the intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limits the transfer is exempted (prospectively or retroactively) by our board of directors from the ownership limits based upon receipt of information (including certain representations and undertakings from the intended transferee) that such transfer would not result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, ownership that would result in us owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code). If the transfer to the trust would not be effective for any reason to prevent a violation of the foregoing limitations on ownership and transfer, then our Charter provides that the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares. In addition, our Charter provides that any transfer of shares of our capital stock that would result in shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of our capital stock.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee will receive an amount equal to the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the closing or last sales price reported on the NYSE of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the intended transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the intended transferee, then (1) the shares will be deemed to have been sold on behalf of the trust and (2) to the extent that the intended transferee received an amount for the shares that exceeds the amount described above that such intended transferee was entitled to receive, such excess will be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the closing or last sales price reported on the NYSE at the time of the devise or gift) and (2) 95% of the closing or last sales price reported on the NYSE on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

Any person who acquires or attempts or intends to acquire shares of our capital stock in violation of the foregoing restrictions or who would have owned shares of our capital stock that were transferred to any such trust is required to give immediate written notice to us or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to attempt to, or to continue to qualify as a REIT or that compliance is no longer required in order for REIT qualification.

The ownership limits do not apply to a person or persons that our board of directors exempts (prospectively or retroactively) from the ownership limits upon receiving appropriate assurances from such person that our qualification as a REIT is not jeopardized. Any person who owns more than 5.0% (or such other percentage as required under the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our capital stock during any taxable year will be asked to deliver a statement or affidavit setting forth, among other things, the number of shares of our capital stock beneficially owned.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer apply to all classes and series of our capital stock, including our Class A Common Stock and Common Stock, and could delay, defer, or prevent a transaction or a change of control of our company that might involve a premium price for our stock that our stockholders believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of our Class A Common Stock and Common Stock will be Computershare Trust Company, N.A.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND SECOND AMENDED AND RESTATED BYLAWS

The following summary of certain provisions of Maryland law and our Charter and Second Amended and Restated Bylaws, as of the completion of this offering, does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Second Amended and Restated Bylaws, each of which will be filed as exhibit to the registration statement of which this prospectus is a part, and to Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our Charter and Second Amended and Restated Bylaws provide that the number of directors of our Company may be established, increased, or decreased only by a majority of our directors then serving but may not be fewer than the minimum number required under the MGCL (which is one) or our Charter (whichever is greater) nor, unless our bylaws are amended, more than 12.

Removal of Directors

Under the MGCL, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, and unless the board of directors is classified (which ours is not) or the charter requires cause or a higher vote (which ours does not), stockholders may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange, or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its share.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our Charter exempts any business combination between us and any other person from the provisions of this statute. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations involving us. As a result, any person will be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition; (2) any officer of the corporation; or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors of the company to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders at which the voting rights of such shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation, or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our Charter and Second Amended and Restated Bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

•	a majority requirement for the calling of a special meeting of stockholders.

By resolution of our board of directors, we have opted out of all provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors without stockholder approval. Moreover, this resolution provided that, without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of the other provisions of Subtitle 8, and this resolution may not be amended without the prior approval of a similar vote of our stockholders.

Through provisions in our Charter and Second Amended and Restated Bylaws unrelated to Subtitle 8, we will (1) vest in our board of directors the exclusive power to fix the number of directors and (2) require, unless called by our chairman, our president, our chief executive officer, a majority of our board of directors, or a majority of the independent directors, the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting to call a special meeting of stockholders. If we receive stockholder approval to elect to be subject to the provisions of Subtitle 8 relating to a classified board, our board of directors would automatically be classified into three classes with staggered terms of office of three years each. In such circumstance, the classification and staggered terms of office of the directors would make it more difficult for a third party to gain control of the board of directors since at least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of the directors.

Amendments to Our Charter and Second Amended and Restated Bylaws

As provided in the MGCL, amendments to our Charter must be advised by our board of directors and approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter. In addition, prior to the Class A Conversion, the holders of Class A Common Stock, voting as a separate class, are required to approve any amendment to our Charter which will affect such holders differently than the holders of our Common Stock. Pursuant to our Second Amended and Restated Bylaws as of the completion of this offering, both our board of directors and a majority of our stockholders will be able to amend our bylaws.

Meetings of Stockholders

Under our Second Amended and Restated Bylaws and pursuant to Maryland law, annual meetings of stockholders will be held each year at a date and at the time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our president, our chief executive officer, a majority of our board of directors, or a majority of our independent directors. Additionally, subject to the provisions of our Second Amended and Restated Bylaws, special meetings of the stockholders to act on any matter must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our Second Amended and Restated Bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Advance Notice of Director Nominations and New Business

Our Second Amended and Restated Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by a stockholder may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors, or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our Second Amended and Restated Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business, and who has complied with the advance notice procedures of our Second Amended and Restated Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been called in accordance with our Second Amended and Restated Bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our Second Amended and Restated Bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our Second Amended and Restated Bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our Second Amended and Restated Bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Second Amended and Restated Bylaws

The restrictions on ownership and transfer of our stock and the advance notice provisions of our Second Amended and Restated Bylaws could delay, defer, or prevent a transaction or a change of control of our company. Likewise, if our board of directors were to elect to be subject to the business combination provisions of the MGCL or if the provision in our Second Amended and Restated Bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Further, a majority of our entire board of directors has the power, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we are authorized to issue, to classify, and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly classified shares, as discussed under the caption “Description of Our Capital Stock—Power to Issue Additional Shares of Common Stock and Preferred Stock,” and could authorize the issuance of shares of Common Stock or another class or series of stock, including a class or series of preferred stock, that could provide the holders thereof with specified dividend payments and payments upon liquidation prior or senior to those of the Common Stock, and could have the effect of delaying, deferring, or preventing a change in control of us. These actions may be taken without stockholder approval unless such approval is required by applicable law, the terms of any other class or series of our stock, or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our Common Stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

Our Charter and Second Amended and Restated Bylaws also will provide that the number of directors may be established only by our board of directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our Second Amended and Restated Bylaws discussed above under the captions “—Meetings of Stockholders” and “—Advance Notice of Director Nominations and New Business” will require stockholders seeking to call a special meeting, nominate an individual for election as a director, or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us, and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer, or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Forum for Certain Litigation

Our Second Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of our company, except with respect to actions arising under the Securities Act or Exchange Act, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers or employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors or officers or employees arising pursuant to any provision of the MGCL or our Charter or Second Amended and Restated Bylaws, or (d) any action asserting a claim against us or any of our directors or officers or employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property, or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our Charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

Our Charter provides, as permitted by the MGCL, that we may advance reasonable expenses incurred by a director or officer who is party to a proceeding in advance of the final disposition of the proceeding upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by the director or officer or on his or her behalf to repay the amount advanced to him or her if it is ultimately determined that the standard of conduct for indemnification by us was not met.

Our Charter also requires us to provide the same indemnification and advancement of expenses that we are permitted to provide to directors and officers to any person who served as an employee or agent of our Company or an employee or agent of BRE.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require that, subject to certain conditions, we indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee, or agent of our company, and that we advance to each director and officer all related expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be refunded to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements also require that we maintain directors’ and officers’ liability insurance covering our directors and officers on terms at least as favorable as the policy coverage in place as of the date each indemnification agreement is entered into. Each indemnification agreement may only amended by the mutual written agreement of our Company and the director or officer party thereto.

In addition to the indemnification agreements described above, we have also purchased and maintain directors’ and officers’ liability insurance covering that insures both us and our directors and officers against exposure and liability normally insured against under such policies, including exposure to liabilities of the type addressed by the indemnity provisions described above.

REIT Qualification

Our Charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering and the Recapitalization, we will have outstanding:

•	33,500,000 shares of Class A Common Stock;

•	107,772,608 shares of Common Stock; and

•	12,226,207 shares of Common Stock issuable upon exchange of OP Units.

Of these shares, the 33,500,000 shares of Class A Common Stock sold in this offering (38,525,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely transferable without restrictions (other than the restrictions on ownership and transfer set forth in our Charter) or further registration under the Securities Act by persons other than “affiliates” as that term is defined in Rule 144 under the Securities Act. Trading of our Class A Common Stock on the NYSE is expected to commence in connection with the completion of this offering.

The 107,772,608 shares of Common Stock held as of the closing of this offering by continuing investors who are not affiliates also will be freely transferable without restriction (other than the restrictions on ownership and transfer set forth in our Charter) or further registration under the Securities Act by persons who are not affiliates, but will not be listed on a national securities exchange upon completion of this offering. All shares of Common Stock are expected to be listed on the NYSE 180 days after completion of this offering.

In addition, a total of 12,226,207 shares of our Common Stock are issuable upon exchange of OP Units that we expect to be outstanding upon completion of this offering. These shares of Common Stock also will be freely transferable without restriction (other than the restrictions on ownership and transfer set forth in our Charter and restrictions under lockup agreements) or further registration under the Securities Act by persons who are not affiliates but will not be listed on the NYSE until 180 days after completion of this offering.

The 33,500,000 shares of Class A Common Stock sold in this offering will automatically convert into Common Stock on a one-for-one basis 180 days after completion of this offering when the Common Stock is listed on the NYSE.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our Common Stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our Common Stock of the same class then outstanding; or

•	the average weekly trading volume of our Common Stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements, and the availability of current public information about us.

Lock-Up Agreements

In connection with this offering, we, all of our officers and directors, and certain holders of shares of our Common Stock and OP Units prior to this offering have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of their Common Stock, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for, or that represent the right to receive shares of Common Stock of the Company (including OP Units), whether now owned or hereinafter acquired, owned directly by us, or these other persons (including holding as a custodian) or with respect to which we or such other persons have beneficial ownership within the rules and regulations of the SEC during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. See “Underwriting.”

Incentive Award Plan

On August 4, 2020, the Board adopted our 2020 Equity Incentive Plan. Our 2020 Equity Incentive Plan provides for the grant of incentive awards to our employees, directors, officers, and consultants of our Company and our subsidiaries, including the OP. We have reserved 9,000,000 shares of our Common Stock on a post-stock split basis for issuance under our 2020 Equity Incentive Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our Common Stock issuable under our 2020 Equity Incentive Plan. Shares of our Class A Common Stock covered by this registration statement, including any shares of our Common Stock issuable upon the exercise of options or shares of restricted Common Stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Registration Rights Agreement

Upon closing of the Internalization, we entered into a Registration Rights Agreement, pursuant to which we agreed to use commercially reasonable efforts to prepare and file not later than 180 days following completion of this offering a shelf registration statement relating to the redemption of OP Units and the offer and sale of registrable shares of Common Stock of the Company held by the Founding Owners and the Trident Holders. We also agreed to provide two demand registration rights to the Trident Holders which are available only after completion of this offering and the expiration of the lock-up agreements, and to provide customary piggyback registration rights to both the Founding Owners and the Trident Holders in connection with public offerings by us after completion of this offering. We have agreed to pay customary registration expenses and to provide customary indemnification in connection with the foregoing registration rights granted to the Founding Owners and the Trident Holders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that a U.S. holder (as defined below) or a non-U.S. holder (as defined below in “Taxation of Non-U.S. Holders of Our Class A Common Stock (and the Common Stock Into Which Our Class A Common Stock is Converted)”) may consider relevant in connection with the purchase, ownership, and disposition of our Class A Common Stock (and the Common Stock into which our Class A Common Stock is converted). This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of shares of our Class A Common Stock (and the Common Stock into which our Class A Common Stock is converted). The summary is based on the Code, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and court decisions in effect as of the date of this prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the U.S. federal income tax consequences described herein. No ruling has been sought from the IRS and there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described herein. Moreover, the statements in this prospectus, and the opinion of counsel described below, are not binding on the IRS or a court and do not preclude the IRS from asserting, or a court from sustaining, a contrary result.

For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of our Class A Common Stock (and the Common Stock into which our Class A Common Stock is converted) that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof (or the District of Columbia);

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

This summary only addresses U.S. federal income tax consequences to holders of shares of our Class A Common Stock (and the Common Stock into which our Class A Common Stock is converted) that hold such shares as a capital asset within the meaning of Section 1221 of the Code. The statements in this summary are not intended to be, and should not be construed as, tax advice. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to such holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, banks or other financial institutions, insurance companies, REITs, regulated investment companies, broker-dealers, dealers in securities or currencies, traders in securities or other persons that have elected to use a mark-to-market method of accounting, tax-exempt entities including governmental authorities (both U.S. and non-U.S.), a non-U.S. holder that owns or has owned actually or constructively more than 10% of our Common Stock (including our Class A Common Stock), holders whose functional currency is not the U.S. dollar, holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders who hold their shares in an individual retirement or other tax-deferred account, holders subject to the alternative minimum tax provisions of the Code, U.S. expatriates, persons who hold shares on behalf of another person as nominee, trusts and estates, persons owning, or deemed to own under constructive ownership rules of the Code, more than 9.8% of the value of our outstanding shares of capital stock or more than 9.8% of the value or number of shares, of our outstanding Common Stock (including our Class A Common Stock) (except to the extent discussed herein), holders who hold their shares as part of a hedge, straddle, integration, constructive sale, conversion, “synthetic security,” or other risk reduction transaction or integrated investment, S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities) and persons otherwise subject to special tax treatment under the Code). In addition, no information is provided herein with respect to applicable state, local or non-U.S. tax laws or U.S. federal laws other than those pertaining to the U.S. federal income tax (except to the extent discussed below).

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds shares of our Class A Common Stock (or the Common Stock into which our Class A Common Stock is converted, as applicable), the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A stockholder that is a partner in a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A Common Stock (and the Common Stock into which our Class A Common Stock is converted).

THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DESCRIBED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK (AND THE COMMON STOCK INTO WHICH OUR CLASS A COMMON STOCK IS CONVERTED) AND OF OUR ELECTION TO BE TAXED AS A REIT. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS AND REGARDING ANY POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

General

We elected to qualify to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury Regulations, which contain the requirements for qualifying as a REIT, which we refer to in this prospectus as the “REIT Requirements,” commencing with our taxable year ended December 31, 2008. We believe that as of such date we have been organized and have operated in a manner to qualify for taxation as a REIT for U.S. federal income tax purposes. We intend to continue to be organized and operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

The REIT Requirements are technical and complex. The following discussion sets forth only certain material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) has acted as our tax counsel in connection with the filing of this prospectus. Fried Frank has rendered an opinion to us, dated as of September 8, 2020, to the effect that, commencing with our taxable year ended December 31, 2016, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and the current and proposed method of operation of us and our subsidiaries as described in this prospectus will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the Fried Frank opinion is based and conditioned upon certain assumptions and representations relating to our organization and operation and is conditioned upon certain representations made by us as to certain matters (including representations concerning our income and properties and the past, present, and future conduct of our business operations as set forth in this prospectus and one or more certificates provided by our officers). The Fried Frank opinion is expressed as of the date thereof and Fried Frank has no obligation to advise us of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. The Fried Frank opinion does not foreclose the possibility of a contrary position taken by the IRS or the U.S. Department of the Treasury in regulations or rulings issued in the future and the opinion is not binding on the IRS or any court and is not a guarantee that the IRS will not assert a contrary position or that a court will not sustain a position asserted by the IRS. Moreover, our continued qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, certain requirements relating to the nature of our income and assets, distributions to stockholders and diversity of stock ownership, and various other qualification tests imposed under the REIT Requirements which are discussed below. Fried Frank has not undertaken to review our compliance with these requirements on a continuing basis. No assurance can be given that the actual results of our operations, the sources of our income, the nature of our assets, our distributions to stockholders and the diversity of our share ownership for any given taxable year will satisfy such requirements. See “—Failure to Qualify as a REIT.”

So long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to stockholders, subject to certain exceptions discussed below. We expect that such treatment would substantially eliminate the U.S. federal “double taxation” on earnings that generally results from an investment in a corporation.

Even if we remain qualified as a REIT for U.S. federal income tax purposes, we may still be subject to U.S. federal income, state and local income, property and excise taxes on our income or property in certain circumstances, which include, but are not limited to, the following:

•

In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (computed without regard to the dividends paid deduction and our net capital gain), and to the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (computed without regard to the dividends paid deduction and including our net capital gain), we will be subject to federal corporate income tax on the undistributed income, as well as applicable state and local income taxes;

•

If we should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts we retained and upon which we paid U.S. federal income tax at the corporate level;

•	Under certain circumstances, for taxable years beginning before January 1, 2018, we may be subject to the “alternative minimum tax” on certain of our tax preference items, if any;

•

If we have (i) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, we will be subject to tax at the highest corporate tax rate on such income;

•

If we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for certain statutory safe harbors), such income will be subject to a 100% tax;

•

We may be subject to tax on gain recognized in a taxable disposition of assets acquired from a non-REIT C corporation by way of a carryover basis transaction, when such gain is recognized on a disposition of an asset during a 5-year period beginning on the date on which we acquired the asset. To the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the federal corporate income tax rate. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period;

•

If we should fail to satisfy the 75% gross income test or the 95% gross income test (which are discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the greater of the gross income amount by which we fail the 75% or the 95% test multiplied in either case by a fraction generally intended to reflect our profitability without regard to our long-term capital gain;

•

Similarly, if we should fail to satisfy the asset tests or other requirements applicable to REITs, as described below, yet nonetheless qualify as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty. The amount of the penalty will be at least $50,000 per failure, and, in the case of certain asset test failures, will be equal to the amount of net income generated by the assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure;

•

We may perform additional, non-customary services for tenants of our buildings through a taxable REIT subsidiary (“TRS”), including real estate or non-real estate related services; however, any earnings related to such services are subject to U.S. federal and state income taxes; and

•	We will be subject to a 100% tax on transactions with our TRSs if such transactions are not at arm’s length.

No assurance can be given that the amount of such U.S. federal income tax will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes, real property transfer taxes, and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

As indicated above, to qualify as a REIT, a corporation must elect to be so treated and must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) distribution requirements. Our ability to satisfy the asset tests will depend upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the REIT income and quarterly asset requirements will also depend upon our ability to successfully manage the composition of our income and assets on an ongoing basis.

Organizational Requirements

The Code defines a REIT as a corporation, trust, or association that makes a REIT election with its tax return and:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation, but for the REIT Requirements;

4.	that is not a bank, an insurance company or certain other specified types of financial institutions;

5.	the beneficial ownership of which is held by 100 or more persons;

6.

not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year; and

7.	that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first four bullets above, inclusive, must be met during the entire taxable year and that the condition described in the fifth bullet above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of the condition described in the sixth bullet above, certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. In addition, if a REIT fails to satisfy the condition described in the sixth bullet above for any taxable year, the REIT will nonetheless be deemed to have satisfied the condition if it complied with U.S.

Treasury Regulations requiring the maintenance of records to ascertain ownership and did not know (and would not have known using reasonable diligence) that it was closely held for the year. We believe that we have sufficient diversity of ownership to satisfy the conditions in the fifth and sixth bullets above. In addition, our Charter restricts the transfer and ownership of our stock so that we should continue to satisfy these conditions. The provisions of our Charter that restrict the transfer and ownership of our Common Stock (including our Class A Common Stock) are described in “Description of Capital Stock—Restrictions on Transfer and Ownership of Capital Stock.”

In addition, we have requested and intend to continue to request on an annual basis from certain stockholders, and those stockholders will be required to provide, information relating to the number of shares actually or constructively owned by such stockholders. Ownership for purposes of conditions described in the fifth and sixth bullet above is defined using certain constructive ownership rules. As a result, the acquisition of less than 9.8% of our stock by an individual or entity may cause that individual or entity constructively to own more than 9.8% of such stock, thereby triggering the transfer restrictions described in “Description of Capital Stock—Restrictions on Transfer and Ownership of Capital Stock.”

Effect of Subsidiary Entities

Partnerships and Disregarded Entities. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, U.S. Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the OP, the Subsidiary Partnerships, and the Limited Liability Companies.”

We will have control of the OP and its subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below. The OP currently is a partnership for U.S. federal income tax purposes. Consequently, the OP’s assets and operations may affect our ability to qualify as a REIT.

Qualified REIT Subsidiaries. A corporation that is a qualified REIT subsidiary (“QRS”) is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A QRS is a corporation, other than a TRS, all of the stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any QRS that we own will be ignored for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. To the extent that a domestic TRS is required to pay taxes, it will have less cash available for distribution to us. If dividends are paid to us by our domestic TRSs, then the dividends we pay to our stockholders who are taxed at individual rates, up to the amount of dividends we receive from our domestic TRSs, will generally be eligible to be taxed at the reduced 20% rate currently applicable to qualified dividend income. See “—Taxation of U.S. Holders of Our Class A Common Stock (and the Common Stock Into Which Our Class A Common Stock is Converted).” Dividends paid by foreign TRSs may not be treated similarly, and the tax treatment of a foreign TRS in its jurisdiction of tax residence will depend on the laws of that jurisdiction and may vary considerably.

The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as income. This treatment can affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT Requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% (or, for taxable years beginning before January 1, 2018, 25%) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A domestic TRS will pay income tax at regular corporate rates on any income that it earns. In addition, for taxable years beginning after December 31, 2017, taxpayers, including TRSs, are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. For any taxable year beginning in 2019 or 2020, the 30% limitation has been increased to a 50% limitation, provided that for partnerships the 50% limitation applies for any taxable year beginning in 2020 only. Taxpayers may elect to use their 2019 adjusted taxable income for purposes of computing their 2020 limitation. See “—Annual Distribution Requirements.” This provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income. Further, the rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

Non-REIT Earnings and Profits

In order to qualify as a REIT, we cannot have at the end of any taxable year any earnings and profits that were accumulated in any taxable year in which the REIT provisions did not apply to us (which we refer to in this prospectus as C corporation earnings and profits). Because the Blocker Corps were acquired by us pursuant to mergers (the “Blocker Corp Mergers”) in the Internalization, and each of the Blocker Corps was taxable as a regular C corporation, we succeeded to any C corporation earnings and profits accumulated by the Blocker Corps for taxable periods prior to and including the Blocker Corp Mergers. See “Recapitalization, Internalization, and Structure of Our Company.” We estimate the C corporation earnings and profits of the Blocker Corps to be approximately $14.2 million in total at the time of the Blocker Corp Mergers and we expect to utilize a nationally recognized accounting firm to prepare a study to assist management in confirming that calculation. During 2020, we expect to make sufficient distributions in excess of our earnings and profits (including the C corporation earnings and profits from the Blocker Corps) so we will not have to pay a special dividend to eliminate such C corporation earnings and profits. In effect, the inclusion of the C corporation earnings and profits from the Blocker Corps will increase the portion of our distributions during 2020 that are taxable as dividends. However, if we were determined to succeed to more C corporation earnings and profits as a result of the Blocker Corp Mergers or we were to have less distributions than expected during 2020, we may have to pay a special dividend and/or employ applicable deficiency dividend procedures to eliminate such earnings and profits. If we need to make a special dividend or pay a deficiency dividend and do not otherwise have cash on hand to do so, we may need to (i) sell assets at unfavorable prices, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or (iv) make a taxable distribution of Common Stock (or Class A Common Stock, as applicable) as part of a distribution in which stockholders may elect to receive Common Stock (or Class A Common Stock, as applicable) or cash (subject to a limit measured as a percentage of the total distribution), in order to comply with REIT requirements. In addition, if we were to rely upon the remedial deficiency dividend procedures, we would be required to pay interest based on the amount of any such deficiency dividends.

Gross Income Tests

In order to maintain qualification as a REIT, we must annually satisfy the following two gross income requirements:

•

At least 75% of our gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (such as interest on obligations secured by mortgages on real property (and, for taxable years beginning after December 31, 2015, personal property that is ancillary to such real property if the fair market value of such personal property does not exceed 15% of the aggregate fair market value of such personal and real property), certain “rents from real property,” gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not dealer property, and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or from certain other types of gross income; and

•

At least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing).

In order to qualify as a REIT, the rental income received by us must constitute “rents from real property.” Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•

First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales. Rent that consists, in whole or in part, of one or more percentages of the lessee’s receipts or sales in excess of determinable dollar amounts, however, will qualify as “rents from real property” if (i) the determinable amounts do not depend in whole or in part on the income or profits of the lessee and (ii) the percentages and determinable amounts are fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner that has the effect of basing rent on income or profits. More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits;

•

Second, neither we nor an actual or constructive owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rents. However, rents we receive from such a tenant that is a TRS of ours will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•

Third, if rent attributable to personal property (including furniture, fixtures and equipment) leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as “rents from real property.” However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as “rents from real property.” In such case, we may transfer a portion of such personal property to a TRS; and

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. Charges for such customarily rendered services will qualify as “rents from real property.” If we provide services to a tenant that are other than those usually or customarily provided in connection with the rental of space for occupancy only, amounts received or accrued by us for any such services will not be treated as “rents from real property” for purposes of the REIT gross income tests but will not cause other amounts received with respect to the property to fail to be treated as “rents from real property” unless the amounts treated as received in respect of such services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by us during the taxable year with respect to such property. If the 1% threshold is exceeded, then all amounts received or accrued by us with respect to the property will not qualify as “rents from real property,” even if the impermissible services are provided to some, but not all, of the tenants of the property. Furthermore, we may own up to 100% of the stock of one or more TRSs which may, except in certain circumstances, provide customary and non-customary services to our tenants without tainting our rental income for the related properties. To the extent we perform non-customary services for tenants of our buildings, we intend to provide such services through a TRS.

The rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT only if the conditions described in the four bullets above are met. In order for the rents received or accrued by us from tenants to be treated as qualifying rents for purposes of the REIT gross income requirements, the provisions of our Charter restrict the transfer and ownership of our stock. The provisions of our Charter that restrict the transfer and ownership of our Common Stock (including our Class A Common Stock) are described in “Description of Capital Stock—Restrictions on Transfer and Ownership of Capital Stock.” Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that we will not be treated as related to any tenant of ours.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans that are secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is a qualifying asset under the 75% asset test and interest income that qualifies for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. We believe that we have structured, and intend to structure, all of our loan investments as needed so that our investments in loans do not prevent us from satisfying the 75% gross income test.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

We own one property (and entity) located outside the United States, and may in the future own additional properties or entities located outside the United States. These acquisitions could cause us to incur foreign currency gains or losses. Any foreign currency gains, to the extent attributable to specified items of qualifying income or gain, or specified qualifying assets, generally will not constitute gross income for purposes of the 75% and 95% gross income tests, and therefore will be excluded from these tests.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our OP, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to cause the OP to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning its properties and to make occasional sales of the properties as are consistent with our investment objective. We do not intend, and do not intend to permit the OP or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by the OP or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to tax at regular U.S. federal corporate income tax rates.

Relief Provisions for Failing the 75% or 95% Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if certain relief provisions of the Code apply. These relief provisions will generally apply if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. Under certain circumstances, we may prefer not to have the relief provisions apply. If these relief provisions are inapplicable to a particular set of circumstances involving us, we might not qualify as a REIT. As discussed above under “—Taxation of Our Company—General,” even where these relief provisions apply, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following five tests relating to the nature of our assets:

•

At least 75% of the value of our total assets must be represented by (i) real estate assets, including (a) stock or debt instruments that do not otherwise qualify as real estate assets and that are not held for more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of ours, (b) for taxable years beginning after December 31, 2015, debt instruments of publicly offered REITs and personal property leased in connection with real property if the rent attributable to personal property is not greater than 15% of the total rent received under such lease, (c) any mortgage on real property to the extent it is secured by real property with a value of at least the amount of the mortgage (at the time the mortgage is acquired or entered into), and (d) for taxable years beginning after December 31, 2015, ancillary personal property securing a mortgage described in the preceding clause (c), provided that the value of such ancillary personal property is less than 15% of the aggregate fair market value of the personal and real property securing such mortgage, (ii) cash, (iii) cash items, and (iv) government securities;

•	Not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

•

Of the assets included in the 25% asset class, other than securities of TRSs, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the value of any one issuer’s outstanding securities;

•	Not more than 20% (or, for taxable years beginning before January 1, 2018, 25%) of our total assets may be represented by securities of one or more TRSs; and

•	Not more than 25% of our total assets may be represented by debt instruments of publicly offered REITs not secured by real property for taxable years beginning after December 31, 2015.

Relief Provisions for Failing the Asset Tests

If we fail to satisfy the asset tests at the end of a quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet above and the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests, and intend to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.

If we violate the 5% value test, 10% voting test or 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our total assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) file with the IRS a schedule describing the assets that caused the failure, (ii) dispose of these assets or otherwise comply with the asset tests within six months after the last day of the quarter and (iii) pay a tax equal to the greater of $50,000 per failure or an amount equal to the product of the highest corporate income tax rate (currently 21%) and the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

In order to be treated as a REIT, we are required to distribute dividends (other than capital gains dividends) to our stockholders in an amount at least equal to:

(A) the sum of

(i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), and

(ii) 90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property,

minus

(B) the sum of certain items of noncash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we file a timely U.S. federal income tax return for the year and pay the distribution with or before the first regular dividend payment after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividends before the end of January of the following year. The distributions under clause (i) are taxable to owners of our Common Stock (including our Class A Common Stock) in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement. If we dispose of any asset that is acquired from a C corporation by way of a carryover basis transaction during the 5-year period beginning on the date on which we acquired the asset, we may be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset. See “Built-In Gains Tax” below.

To the extent that we do not distribute (or are not treated as having distributed) all of our net capital gain or distribute (or are treated as having distributed) at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. “REIT taxable income” is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) a REIT may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made. We may elect to retain rather than distribute our net long-term capital gains while treating the capital gain as if distributed. The effect of such an election is that (i) we are required to pay the tax on such gains, (ii) U.S. holders, while required to include their proportionate share of the undistributed long-term capital gain in income, will receive a credit or refund for their share of the tax paid by us, and (iii) the basis of a U.S. holder’s stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us) included in the U.S. holder’s long-term capital gains. If we should fail to distribute during each calendar year at least the sum of (i)

85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year (other than capital gain income which we elect to retain and pay tax on), and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

We intend to make timely distributions sufficient to satisfy the annual distribution requirement. It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating our taxable income. For example, (i) income must be accrued for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, subject to certain exceptions, which could also create timing differences between net taxable income and the receipt of cash attributable to such income, (ii) newly proposed U.S. Treasury Regulations could limit the deduction we may claim for our proportionate share of the compensation expense attributable to the remuneration paid by the OP for services performed by certain of our highly ranked and highly compensated employees, and (iii) the deductibility of “business interest” for all entities is subject to limitations, which may be elected out of by certain real property trades or businesses, provided that they use an alternative depreciation system to depreciate certain property. We believe that we will be eligible to make this election. If we make this election, although we would not be subject to the interest expense limitation described above, our depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.

In the event that such an insufficiency occurs, in order to meet the 90% distribution requirement and maintain our status as a REIT, we may have to sell assets at unfavorable prices, borrow on unfavorable terms, pay taxable stock dividends, or pursue other strategies. We do not currently intend to pay taxable stock dividends. However, if for any taxable year, we have significant amounts of taxable income in excess of available cash flow, we may have to declare dividends in cash and stock.

If we make a taxable stock distribution, U.S. holders would be required to include the full amount of the dividend (i.e., the cash and stock portion) as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. holder may be required to pay income taxes with respect to such dividends in excess of the cash received. If a U.S. holder sells our stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. holders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, these sales may put downward pressure on the trading price of our stock.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that we have available net operating losses and capital losses carried forward from prior taxable years, such losses may reduce the amount of distributions that we must make to comply with the annual distribution requirements. However, as a result of the enactment of the TCJA and the CARES Act, net operating loss (“NOL”) carryforwards of losses arising in taxable years beginning after December 31, 2017 may be deducted in taxable years beginning after December 31, 2020 only to the extent of 80% of our “REIT taxable income” in the carryforward year (computed without regard to the NOL deduction). In contrast to prior law, which permitted unused NOL carryforwards to be carried back two years (or zero years for REITs) and forward

20 years, the TCJA and the CARES Act provide that losses arising in taxable years ending after December 31, 2017 and beginning before January 1, 2021 can be carried back five years (or zero years for REITs) and can be carried forward indefinitely. NOLs arising in taxable years beginning after December 31, 2020 may not be carried back to any prior taxable year but can be carried forward indefinitely. Such losses, however, are not passed through to a holder of our Common Stock and do not offset such stockholder’s income from other sources, nor would they affect the character of any distributions that a stockholder receives from us.

Like-Kind Exchanges

We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Tax Liabilities and Attributes Inherited in Connection with Acquisitions

From time to time, we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such entities. For example, as a result of the Blocker Corp Mergers, we inherited any liability with respect to unpaid taxes of each of the Blocker Corps for any periods prior to and including the Blocker Corp Mergers. See “Recapitalization, Internalization, and Structure of Our Company.”

Foreclosure Property

The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to the U.S. federal corporate income tax on the net non-qualifying income from the “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the 75% gross income test.

Foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the 75% gross income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment is generally available for an initial period of three years and, in certain circumstances, may be extended for an additional three years.

Statutory Relief

If we fail to satisfy one or more of the requirements for qualification as a REIT, other than the income tests and asset tests discussed above, we will not lose our status as a REIT if our failure was due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each such failure.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax (including, for taxable years beginning before January 1, 2018, any applicable alternative minimum tax) on our taxable income at the corporate tax rate. We also could be subject to increased state and local taxes. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and they will not be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary dividend income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and stockholders taxed at individual rates might be eligible for the current reduced U.S. federal income tax rate of 20% on such dividends. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless we distribute any earnings and profits attributable to the period when we failed to qualify. In addition, we may be subject to tax on any built-in gains on property held during the period during which we did not qualify if we sell such property within five years of requalification, but only to the extent of our net built-in gain at the time of requalification. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Built-In Gains Tax

From time to time, we may acquire C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations (“carryover basis transactions”). In the case of assets we acquire from a C corporation in a carryover basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the five-year period beginning on the date of the carryover basis transaction, then we will be required to pay tax at the corporate income tax rate on the gain recognized to the extent of the built-in gain at the time of the carryover basis transaction. The foregoing result with respect to the recognition of gain assumes that the C corporation will refrain from making an election to receive different treatment under applicable U.S. Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Because each of the Blocker Corps was taxable as a non-REIT C corporation and we acquired their appreciated assets in carryover basis transactions, we will be subject to corporate income tax on the “built-in gain” with respect to the Blocker Corps’ assets at the time of the Blocker Corp Mergers if we dispose of those assets in a taxable transaction within five years following the Blocker Corp Mergers. See “Recapitalization, Internalization, and Structure of Our Company.” This built-in gain is measured by the difference between the value of the Blocker Corps’ assets at the time of the Blocker Corp Mergers and the adjusted basis in those assets. We estimate this built-in gain to be approximately $48.7 million. The assets of the Blocker Corps we acquired in the Blocker Corp Mergers are the Blocker Corps’ interests in BRE. When BRE merged into the OP in a tax-deferred transaction and the Blocker Corps received OP Units, the built-in gain associated with the Blocker Corps’ assets became represented as part of an intangible asset on our balance sheet. The disposition of that intangible asset in a taxable transaction within five years following the Blocker Corp Mergers could trigger a corporate income tax on that built-in gain. The most likely transaction in which that intangible asset is disposed of would be a sale of the OP (or our interest in the OP) in a taxable transaction. Thus, if the OP (or our interest in the OP) is sold in a taxable transaction within five years following the Blocker Corp Mergers, we could incur a corporate income tax on approximately $48.7 million of built-in gain.

Tax Aspects of the OP, the Subsidiary Partnerships, and the Limited Liability Companies

General

All of our investments will be held directly and indirectly through our OP. The OP will be treated as a partnership for U.S. federal income tax purposes, and we will be treated as owning our proportionate share of the items of income, gain, loss, deduction and credit of the OP for such purposes. In addition, the OP will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which generally are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our OP, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification

Our interests in the OP and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is treated as a “publicly traded partnership” for U.S. federal income tax purposes. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable U.S. Treasury Regulations. We do not anticipate that the OP or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of the OP or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe the OP will be treated as a partnership for U.S. federal income tax purposes, and each of its subsidiary partnerships and limited liability companies will be treated as partnerships or disregarded entities, as applicable, for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the U.S. Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the U.S. Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the U.S. Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property has been contributed to the OP in exchange for OP Units. Appreciated property may be contributed to the OP in exchange for OP Units, including in connection with the Internalization, and also may be contributed in connection with future acquisitions. Those contributions will result in book-tax differences, which will result in us have a lower adjusted tax basis with respect to that portion of the OP’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This will result in lower depreciation deductions with respect to the portion of the OP’s assets attributable to such contributions, which could cause us to be allocated tax gain in excess of book gain in the event of a property disposition. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. U.S. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Any book-tax differences will be accounted for using any method approved under Section 704(c) of the Code and the applicable U.S. Treasury Regulations as chosen by us as managing member of the OP, subject to compliance with the terms of our tax protection agreements. Under certain available methods, the carryover basis of contributed properties in the hands of the OP (i) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (ii) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. Any property acquired by the OP in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Partnership Audit Rules

New rules applicable to U.S. federal income tax audits of partnerships apply to any subsidiary partnership including the OP and any entity in which we directly or indirectly invest that is treated as a partnership for U.S. federal income tax purposes. Any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level regardless of changes in composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Under certain procedures, the partnership-level tax liability may take into account the fact that we generally do not pay federal income tax. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. These rules could increase the U.S. federal income tax, interest, and/or penalties economically borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership in comparison to prior law. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our Common Stock (including our Class A Common Stock).

Taxation of U.S. Holders of Our Class A Common Stock (and the Common Stock Into Which Our Class A Common Stock is Converted)

REIT Distributions

Distributions Generally. As long as we qualify as a REIT, distributions by us to a U.S. holder out of our current and accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account by such U.S. holder as ordinary income. Dividends paid by us to a corporate U.S. holder will not be eligible for the dividends received deduction for corporations. In addition, dividends paid by a REIT to a U.S. holder taxed at individual rates generally will not qualify for the 20% U.S. federal income tax rate for “qualified dividend income.” The maximum U.S. federal income tax rate on qualified dividend income is lower than the maximum U.S. federal income tax rate on ordinary income, which is currently 37%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher U.S. federal income tax rate applicable to ordinary income. However, under the TCJA, the effective tax rate on ordinary REIT dividends for U.S. holders of shares of our Common Stock (including our Class A Common Stock) that are individuals, estates or trusts is effectively reduced by permitting such holders to claim a deduction in determining their taxable income equal to 20% of any such dividends they receive. The deduction is set to expire after December 31, 2025. In addition, the 20% U.S. federal income tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT U.S. corporations, such as a domestic TRS, and (ii) to the extent generally attributable to income upon which we (or a predecessor) have paid U.S. federal corporate income tax (e.g., any C corporation earnings and profits that we will succeed to in the Blocker Corp Mergers, any net “built-in gain” we recognize with respect to the Blocker Corps’ assets owned at the time of the Blocker Corp Mergers that is subject to U.S. federal corporate income tax within 5 years, or to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced U.S. federal income tax rate on qualified dividend income, a U.S. holder must hold the relevant Common Stock (or Class A Common Stock, as applicable) for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such stock becomes ex-dividend.

A distribution in excess of current and accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. holder’s Common Stock (or Class A Common Stock, as applicable), and a distribution in excess of the U.S. holder’s tax basis in its Common Stock (or Class A Common Stock, as applicable) will be a taxable gain realized from the sale of such shares. Dividends declared by us in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% nondeductible excise tax discussed under “—Taxation of Our Company—General” and “—Taxation of Our Company—Annual Distribution Requirements” above. As a result, U.S. holders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any “deficiency dividend” will be treated as a “dividend” (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits.

Capital Gain Distributions. Distributions that are designated by us as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. If we elect to retain capital gains rather than distribute them, a U.S. holder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. In such a case, a U.S. holder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the U.S. holder.

Dispositions of Our Class A Common Stock (or the Common Stock Into Which Our Class A Common Stock is Converted)

In general, a U.S. holder will realize gain or loss upon the sale, redemption, or other taxable disposition of our Common Stock (including our Class A Common Stock) in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the U.S. holder’s adjusted tax basis in our Common Stock (or Class A Common Stock, as applicable) at the time of the disposition. In general, a U.S. holder’s tax basis will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder, less tax deemed paid on it, and reduced by returns of capital. Gain from the sale or disposition of our Common Stock (including our Class A Common Stock) held for more than one year will generally be long-term capital gain. Capital losses recognized by a U.S. holder upon the disposition of shares of our Common Stock (including our Class A Common Stock) held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. holder but not ordinary income, except in the case of individuals, who may offset up to $3,000 of ordinary income each year. In addition, any loss upon a sale or exchange of shares of our Common Stock (including our Class A Common Stock) by a U.S. holder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. holder as long-term capital gain.

If a U.S. holder recognizes a loss upon a disposition of our Common Stock (including our Class A Common Stock) in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. While these U.S. Treasury Regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, there are significant penalties for failure to comply with these requirements. Each prospective holder of our Common Stock (including our Class A Common Stock) should consult its tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our Common Stock (including our Class A Common Stock), or transactions that might be undertaken directly or indirectly by us. Moreover, holders should be aware that we and other participants in the transactions involving us (including our advisors) may be subject to disclosure or other requirements pursuant to these U.S. Treasury Regulations.

Class A Conversion

A U.S. holder generally will not recognize gain or loss upon the conversion of Class A Common Stock into Common Stock. A U.S. holder’s basis in the Common Stock received upon conversion generally will be the same as such holder’s basis in the converted Class A Common Stock. A U.S. holder’s holding period in the shares of Common Stock received upon conversion will include the period during which such holder held the converted shares of Class A Common Stock.

Passive Activity Losses and Investment Interest

Distributions made by us and gain arising from the sale or exchange by a U.S. holder of shares of our Common Stock (including our Class A Common Stock) will not be treated as passive activity income. As a result, U.S. holders will not be able to apply any “passive losses” against income or gain relating to shares of our Common Stock (including our Class A Common Stock). Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Additional Tax on Net Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to stock, interest on debt obligations, other types of investment income, and net gain attributable to the disposition of stock or debt obligations and other types of investment gain (in each case, unless such stock, debt instruments or other investment property, as the case may be, are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such distributions, interest, income or net gain.

Information Reporting and Backup Withholding Tax

We will report to a U.S. holder and the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder of our Common Stock (including our Class A Common Stock) may be subject to backup withholding (currently at a maximum rate of 24%) with respect to distributions unless such U.S. holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•

provides an accurate taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Any amount paid as backup withholding will be creditable against a U.S. holder’s income tax liability, provided that proper information is timely provided to the IRS.

U.S. holders should consult their tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences to them of an investment in our Common Stock (including our Class A Common Stock), including applicable tax rates and tax reporting requirements, and the effect of any possible changes in the tax laws.

Taxation of Non-U.S. Holders of Our Class A Common Stock (and the Common Stock Into Which Our Class A Common Stock is Converted)

The rules governing U.S. federal income taxation of holders of shares of our Common Stock (including our Class A Common Stock) that are not U.S. holders or partnerships for U.S. federal income tax purposes and that are not subject to U.S. federal income tax on a net income basis and that neither own nor have owned actually or constructively more than 10% of our Common Stock (including our Class A Common Stock), which we call “non-U.S. holders,” are complex. The following discussion is only a limited summary of these rules. In addition, non-U.S. holders should be aware that certain other rules (not discussed herein) may apply, including whether an interest in a REIT is treated as a United States real property interest (“USRPI”) as defined in Section 897 of the Code, with respect to certain non-U.S. holders. Non-U.S. holders that own or have owned actually or constructively more than 10% of our Common Stock (including our Class A Common Stock) generally will be subject to U.S. federal withholding tax and U.S. federal income tax (and U.S. federal income tax return tax filing obligations) upon the sale or other disposition of our Common Stock (including our Class A Common Stock) (unless we are, and remain a “domestically controlled qualified investment entity”) or distributions that are treated as attributable to gain from sales or exchanges by us of USRPIs (subject to exceptions for (i) certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified stockholders”), except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our Common Stock (including our Class A Common Stock), and (ii) certain “qualified foreign pension funds” and entities all of the interests of which are held by “qualified foreign pension funds”).

Prospective non-U.S. holders should consult their tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences to them of an investment in our Common Stock (including our Class A Common Stock), including any tax reporting requirements.

REIT Distributions

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of USRPIs, and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A U.S. withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. holders, unless an applicable tax treaty reduces that tax. However, if income from a non-U.S. holder’s investment in our Common Stock (including our Class A Common Stock) is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or attributable to a permanent establishment that the non-U.S. holder maintains in the United States if required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. taxation on a net income basis, U.S. federal income tax at graduated rates will generally apply to the non-U.S. holder in the same manner as U.S. holders are taxed with respect to dividends, and the 30% U.S. branch profits tax may also apply if the non-U.S. holder is a foreign corporation (unless an applicable tax treaty reduces that tax). We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of USRPIs and capital gain dividends, paid to a non-U.S. holder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with us or the appropriate withholding agent or (b) the non-U.S. holder files an IRS Form W-8ECI or a successor form with us or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and in either case other applicable requirements were met.

Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a USRPI, will not be taxable to a non-U.S. holder to the extent that they do not exceed the non-U.S. holder’s adjusted tax basis in its Common Stock (or Class A Common Stock, as applicable). Distributions of this kind will instead reduce the non-U.S. holder’s adjusted tax basis in its Common Stock (or Class A Common Stock, as applicable). To the extent that distributions of this kind exceed a non-U.S. holder’s adjusted tax basis in its Common Stock (or Class A Common Stock, as applicable), they will give rise to tax liability if the non-U.S. holder otherwise would have to pay U.S. federal tax on any gain from the sale or disposition of its Common Stock (or Class A Common Stock, as applicable), as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, we will withhold U.S. federal withholding tax at the rate applicable to dividends on the distribution. However, the non-U.S. holder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends. Assuming that our Class A Common Stock (or Common Stock, as applicable) is regularly traded on an established securities market in the United States, capital gain distributions on our Class A Common Stock (or Common Stock, as applicable) that are attributable to gain on our sale of USRPIs will be treated as ordinary dividends rather than as gain from the sale of a USRPI. As a result, non-U.S. holders generally will be subject to U.S. withholding tax on such capital gain distributions in the same manner as they are subject to U.S. withholding tax on ordinary dividends as described above in “—Ordinary Dividends.”

Dispositions of Our Common Stock (Including Our Class A Common Stock)

Assuming that our Class A Common Stock (or Common Stock, as applicable) is regularly traded on an established securities market, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A Common Stock (or Common Stock, as applicable).

However, a non-U.S. holder generally will incur U.S. federal income tax on gain if:

•

the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or

•

the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. holder will incur a U.S. federal tax of 30% on his or her net capital gains.

Class A Conversion

A non-U.S. holder generally will not recognize gain or loss upon the conversion of Class A Common Stock into Common Stock.

Foreign Account Tax Compliance Act (FATCA)

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments to certain non-U.S. holders of dividends on our Common Stock (including our Class A Common Stock) will generally be subject to a withholding tax of 30%, unless such non-U.S. holders are compliant with various reporting requirements under FATCA. In order to be compliant with FATCA, among other requirements, such certain non-U.S. holders may need to register with the IRS and may need to obtain certain information from its interest holders and disclose certain of this information to the IRS or its local tax authority under the terms of an intergovernmental agreement. No assurance can be provided that non-U.S. holders will not be subject to this withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential implications of this withholding tax.

Information Reporting and Backup Withholding Tax

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

The gross proceeds from the disposition of our Common Stock (including our Class A Common Stock) may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our Common Stock (including our Class A Common Stock) outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our Common Stock (including our Class A Common Stock) through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our Common Stock (including our Class A Common Stock) to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, certifying that the non-U.S. holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by timely filing a refund claim with the IRS.

Non-U.S. holders should consult their tax advisors with respect to the U.S. federal income and withholding tax consequences, and state, local and non-U.S. tax consequences, of an investment in shares of our Common Stock (including our Class A Common Stock), including applicable tax reporting requirements.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. The TCJA, for which only limited guidance has been issued to date, significantly reforms the Code with respect to the taxation of both individuals and corporate entities, and there are numerous interpretive issues and ambiguities that are not yet clearly addressed, which require further guidance, including possibly in some cases, technical corrections. It is unclear if and when such guidance will be forthcoming, or in the case of technical corrections, will be enacted.

In addition, on March 27, 2020, the CARES Act was signed into law. Among other changes, the CARES Act modifies certain provisions of the Code, including those amended by the TCJA, which generally took effect for taxable years beginning on or after January 1, 2018 (subject to certain exceptions). Under the CARES Act, NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may generally be carried back up to five taxable years preceding the tax year of such loss. However, this change under the CARES Act does not apply to REITs, so that NOLs of a REIT may not be carried back to any previous taxable year. The treatment of NOLs arising in taxable years beginning after December 31, 2020 is not affected by the CARES Act, and such losses may not be carried back to any prior taxable year. In addition, for NOLs generated in taxable years beginning after December 31, 2017, the TCJA had limited the deduction for such NOLs to 80% of current year taxable income. The CARES Act eliminates this 80% limitation for taxable years beginning before January 1, 2021, during which such NOLs may offset 100% of taxable income. See “—Taxation of Our Company—Annual Distribution Requirements” above. Additionally, the TCJA limited the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. The CARES Act increases the maximum amount of interest expense that may be deducted to 50% of adjusted taxable income for tax years 2019 and 2020, subject to certain exceptions. See “—Taxation of Our Company—Taxable REIT Subsidiaries” above.

Future regulatory guidance and legislation may significantly affect the impact of the TCJA and the CARES Act. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our Common Stock (including our Class A Common Stock).

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our Common Stock (including our Class A Common Stock).

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the investment in our shares of Common Stock (including our Class A Common Stock) by employee benefit plans that are subject to ERISA, plans, individual retirement accounts, and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of Section 3(42) of ERISA) of any such plan, account, or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our shares of our Class A Common Stock with the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances, as well as the facts in connection with the offering of our shares of Class A Common Stock, and determine whether the investment in the shares of our Class A Common Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control, and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Common Stock (including our Class A Common Stock) by an ERISA Plan with respect to which the issuer or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of Class A Common Stock should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Plan Asset Issues

In addition, a fiduciary of a Plan should consider whether the Plan will, if it invests in our shares of Class A Common Stock, be deemed to own an undivided interest in our assets, which would result in our becoming a fiduciary of the Plan and subject our assets and operations to the regulatory restrictions of ERISA, the Code, and any applicable Similar Laws, including their respective prohibited transaction restrictions, unless an exception applies.

The regulations issued by the U.S. Department of Labor concerning the definition of what constitutes the assets of an employee benefit plan (the “plan asset regulations”) provide, as a general rule, that the underlying assets and properties of corporations, partnerships, trusts, and certain other entities in which a plan purchases an “equity interest” will be deemed, for purposes of ERISA, to be assets of the investing plan unless any applicable exceptions applies. Under the plan asset regulations, an exception is available (and therefore the general described above would not apply) with respect to an equity investment in “publicly offered securities,” which means, generally, under the plan asset regulations, equity securities of an entity that are (a) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other); (b) freely transferable; and (c) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act. Other exemptions include investments in equity securities of an “operating company (as defined in the plan asset regulations) and investments in entities where there is no significant investment by “benefit plan investors” (as defined in the plan asset regulations). Our Class A Common Stock being offered pursuant to this prospectus are part of a class of shares that is being registered under section 12(b) of the Exchange Act, and we believe we will also meet the other criteria to qualify for the “publicly offered securities” exemption; therefore, we do not believe that our underlying assets will be treated under the plan asset regulations as the assets of any Plan that acquires and/or holds our Common Stock (including our Class A Common Stock). However, qualification under the “publicly offered securities” or another exemption cannot be guaranteed.

The foregoing discussion is general in nature and is not intended to be all inclusive or constitute legal advice. This discussion is based on the provisions of ERISA and the Code, and related regulations and guidance thereunder, as of the date of this prospectus, and no assurance can be given that future legislation, court decisions, regulations rulings, or other guidance will not modify the requirements described above. Due to the complexity of these rules and the excise taxes, penalties, and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Common Stock (including our Class A Common Stock) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code, and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the shares of Common Stock. Each purchaser of shares of Class A Common Stock has exclusive responsibility for ensuring that their acquisition and holding of shares of our Common Stock complies with the fiduciary responsibility rules of ERISA and does not violate the fiduciary or prohibited transaction rules of ERISA, the Code, or applicable Similar Laws. The sale of any shares of Common Stock (including our Class A Common Stock) to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan or that such investment is appropriate for Plans generally or any particular Plan.

UNDERWRITING

Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A Common Stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A Common Stock indicated in the following table. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BMO Capital Markets Corp., and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
J.P. Morgan Securities LLC	8,877,500
Goldman Sachs & Co. LLC	7,872,500
BMO Capital Markets Corp.	5,360,000
Morgan Stanley & Co. LLC	5,360,000
Capital One Securities, Inc.	2,010,000
Truist Securities, Inc.	2,010,000
Regions Securities LLC	921,250
BTIG, LLC	586,250
KeyBanc Capital Markets Inc.	335,000
Samuel A. Ramirez & Co., Inc.	167,500

Total	33,500,000

The underwriters are committed to take and pay for all of the shares of Class A Common Stock being offered, if any are taken, other than the shares of Class A Common Stock covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional 5,025,000 shares of Class A Common Stock from us to cover sales by the underwriters of a greater number of shares of Class A Common Stock than the total number set forth in the table above. They may exercise the option for 30 days. If any shares of Class A Common Stock are purchased pursuant to the option, the underwriters will severally purchase shares of Class A Common Stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 5,025,000 additional shares of Class A Common Stock.

Paid by Us

	No Exercise	Full Exercise
Per Share	$1.02	$1.02
Total	$34,170,000	$39,295,500

Shares of Class A Common Stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.612 per share from the initial public offering price. After the initial offering of the shares of Class A Common Stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A Common Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares of Class A Common Stock made outside of the United States may be made by affiliates of the underwriters.

We and the OP have agreed that we and it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or any securities convertible into or exchangeable or exercisable for our Common Stock (including the OP Units), or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or any such other securities or publicly disclose the intention to undertake any of the foregoing (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BMO Capital Markets Corp., and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our Common Stock to be sold hereunder.

The restrictions on our and the OP’s actions, as described above, do not apply to certain transactions, including (i) the sale of shares of Class A Common Stock in this offering, (ii) the public disclosure that we will issue shares of Common Stock upon the automatic conversion of the Class A Common Stock on a one-for-one basis 180 days after the completion of this offering; (iii) the issuance of shares of Common Stock or securities convertible into or exercisable for shares of our Common Stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus, other than issuances of shares of Common Stock upon exchange of OP Units to any party in contravention of a lock-up letter described in the following paragraph; (iv) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our Common Stock or securities convertible into or exercisable for shares of our Common Stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus including, for the avoidance of doubt, the 2020 Equity Incentive Plan; (v) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; or (vi) the issuance of shares of Common Stock or OP Units in an amount equal to up to 10% of the outstanding Common Stock (including the Class A Common Stock) immediately after this offering, or securities convertible into or exercisable or exchangeable for such amount of Common Stock, in connection with mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions; provided that, in the case of this clause (vi), any recipient of such securities must execute and deliver to J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BMO Capital Markets Corp., and Morgan Stanley & Co. LLC a lockup agreement.

Our officers, directors and certain holders of shares of our Common Stock and OP Units prior to this offering have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BMO Capital Markets Corp., and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock (including, without limitation, Common Stock, OP Units or such other securities which may be deemed to be beneficially owned by such directors, executive officers or stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any shares of our Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our Common Stock, or securities convertible into or exercisable or exchangeable for such Common Stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our Common Stock or other securities, in cash or otherwise.

The restrictions in the immediately preceding paragraph contained in the lockup agreements between the underwriters and our officers, directors, and certain of our holders referred to above are subject to certain exceptions, including with respect to (i) Common Stock acquired in open market transactions after the completion of this offering; (ii) transfers of our securities as bona fide gifts or for bona fide estate planning, by will or to certain trusts, provided that the transferee enters into a lockup agreement with the underwriters, provided that the transferee enters into a lockup agreement with the underwriters; (iii) transfers of our securities to an entity of which such holder and the immediate family of such holder are the legal and beneficial owner of all of the outstanding equity or similar interests, provided that the transferee enters into a lockup agreement with the underwriters; (iv) if the holder is a business entity, distributions of our securities to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate, or to any investment fund or an entity controlled or managed by an affiliate, or to the stockholders, or members of a holder, provided that the distributee enter into a lockup agreement with the underwriters; (v) the exercise of outstanding options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any Common Stock received upon such exercise or settlement would be subject to restrictions set out in the immediately preceding paragraph; (vi) transfers of our Common Stock to us for the net exercise of options, settlement of RSUs or warrants, provided that any Common Stock received upon such exercise or settlement would be subject to restrictions set out in the immediately preceding paragraph; (vii) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of Common Stock during the 180-day period after the date of this prospectus and no filing by any party under the Exchange Act or other public announcement will be required or made voluntarily in connection with such trading plan; (viii) transfers of our securities pursuant to a domestic order, divorce settlement, or other court order, provided that the transferee enters into a lockup agreement with the underwriters; (ix) transfers of our securities from an employee upon death, disability or termination of employment; (x) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our Common Stock or warrants to acquire shares of our Common Stock, provided that any Common Stock or warrant received upon such conversion would be subject to restrictions set out in the immediately preceding paragraph; and (xi) transfers of our securities in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction involving a change of control that is made to all holders and is approved by our board of directors, provided that if such transaction is not completed, all such Common Stock and securities would remain subject to the restrictions in the immediately preceding paragraph. In the case of any transfer or distribution pursuant to clauses (i), (ii), (iii), (iv) and (vi), no filing by any party under the Exchange Act, or other public announcement will be required or will be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period). In the case of any transfer or distribution pursuant to (viii) and (ix), it will be a condition to such transfer that no public filing, report or announcement is voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Common Stock in connection with such transfer or distribution is legally required during the 180-day period, such filing, report or announcement must clearly indicate in the footnotes thereto the nature and conditions of such transfer.

Prior to the offering, there has been no public market for the shares of our Class A Common Stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A Common Stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A Common Stock, or that the shares of Class A Common Stock will trade in the public market at or above the initial public offering price.

The Class A Common Stock has been approved, subject to notice of issuance, for listing on the NYSE under the symbol “BNL.” In order to meet one of the requirements for listing the Class A Common Stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of Class A Common Stock to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of Class A Common Stock for which the underwriters’ option to purchase additional Class A Common Stock described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares of Class A Common Stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A Common Stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A Common Stock for which the option to purchase additional Class A Common Stock described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A Common Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of Class A Common Stock offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Common Stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, and certain related persons as part of a directed share program. If purchased by these persons, these shares will be subject to a lock-up restriction until March 15, 2021. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The directed share program will not limit the ability of such directors, officers, employees, and related persons to purchase more than $120,000 in value of our Class A Common Stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our Class A Common Stock.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of Class A Common Stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A Common Stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Class A Common Stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A Common Stock shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A Common Stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A Common Stock to be offered so as to enable an investor to decide to purchase or subscribe for any Class A Common Stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The shares of Class A Common Stock described herein are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (“Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling any of the shares of Class A Common Stock described herein or otherwise making such securities available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the shares of Class A Common Stock or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPS Regulation.

United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.

Canada

The Class A Common Stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A Common Stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Class A Common Stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A Common Stock may be issued, and no draft or definitive prospectus, advertisement or other offering material relating to any Class A Common Stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A Common Stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A Common Stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A Common Stock you undertake to us that you will not, for a period of 12 months from the date of issue of the Class A Common Stock, offer, transfer, assign or otherwise alienate such Class A Common Stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Hong Kong

The Class A Common Stock may not be offered or sold in Hong Kong by means of any prospectus other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A Common Stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Japan

The Class A Common Stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The Class A Common Stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The Class A Common Stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A Common Stock offered should conduct their own due diligence on the Class A Common Stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the Class A Common Stock may not be offered or sold directly or indirectly to the public in the DIFC.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $2,901,602, including up to $30,000 in connection with the qualification of this offering with the Financial Industry Regulatory Authority, Inc. by counsel to the underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and nonfinancial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters and/or their respective affiliates are acting as agents, arrangers and/or lenders under the 2020 Secured Term Loan or the Revolving Credit Facility to be repaid with the proceeds of this offering and accordingly will receive a portion of the proceeds from this offering. Affiliates of each of the joint book-running managers of this offering and certain other underwriters are lenders under the Company’s $900 million Revolving Credit Facility that will be entered into concurrently with the completion of this offering. Additionally, Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates also may communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP. Clifford Chance US LLP, New York, New York, will act as counsel to the underwriters. Ballard Spahr LLP will pass upon the validity of the shares of our Class A Common Stock sold in this offering and certain other matters under Maryland law.

EXPERTS

The financial statements of Broadstone Net Lease, Inc. and subsidiaries as of December 31, 2019 and 2018, and for each of the three years ended December 31, 2019, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined statements of revenues and certain operating expenses of the Industrial Portfolio Acquisition for the year ended December 31, 2018, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The carve-out financial statements of specific operations of the Acquired Manager of Broadstone Net Lease, Inc. and subsidiaries as of December 31, 2019 and for the year then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, including information relating to the economic conditions in the single-tenant market contained in “Prospectus Summary” and “Market Opportunity” is derived from market information prepared for us by RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a web site at http://investors.bnl.broadstone.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information contained on our web site to be part of this prospectus.

We have filed a registration statement on Form S-11, of which this prospectus constitutes a part, with the SEC under the Securities Act with respect to this offering of our Class A Common Stock. This prospectus does not contain all of the information set forth in the registration statement, which also includes numerous exhibits and schedules. For further information with respect to our Company and the shares of Class A Common Stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and where such document has been filed as an exhibit to the registration statement, each statement is qualified in all respects by reference to the contents of the full document. Our SEC filings, including our registration statement, are available to you, free of charge, on the SEC’s web site, www.sec.gov.

We file annual, quarterly, and special reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. These periodic reports and other information are and will be available through the SEC’s web site referred to above.

INDEX TO FINANCIAL STATEMENTS

(unless otherwise noted, historical share, unit, per share, and per unit data are presented on a pre-stock split basis)

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROADSTONE NET LEASE, INC. (UNAUDITED)

Broadstone Net Lease, Inc. and Subsidiaries

Introduction to Unaudited Pro Forma Condensed Consolidated Financial Statements

The Unaudited Pro Forma Condensed Consolidated Financial Statements of Broadstone Net Lease, Inc. and Subsidiaries (“the Company”) are based upon the historical consolidated financial statements of the Company for the year ended December 31, 2019, the unaudited historical condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2020, the historical Regulation S-X 3-14 Financial Statements of the Industrial Portfolio Acquisition, and the historical Regulation S-X 3-05 Carve-Out Financial Statements of Broadstone Real Estate, LLC, the Acquired Manager of Broadstone Net Lease, Inc. (“Acquired Manager”), included elsewhere in this prospectus, and prepared on a pro forma basis to reflect the completion of the following transactions:

Industrial Portfolio Acquisition

On August 29, 2019, the Company acquired a portfolio of 23 net leased industrial and office/flex properties, comprising 6.9 million rentable square feet for an aggregate purchase price of approximately $735.7 million, excluding capitalized acquisition costs (the “Industrial Portfolio Acquisition”). The properties are located across 14 states in the continental United States, with one property located in British Columbia, Canada.

The Company funded the acquisition using a combination of debt and equity capital, including funds received from drawing the remaining $150 million commitment available under its unsecured term loan due in 2026 (the “2026 Unsecured Term Loan”), borrowing $300 million from its new unsecured term loan due in 2020 (the “2020 Unsecured Term Loan”), proceeds of $211.6 million from its senior unsecured revolving credit facility (the “Revolving Credit Facility”), and proceeds of $85.2 million from its private offering of shares of common stock, par value $0.001 per share (the “Common Stock”).

The Industrial Portfolio Acquisition was accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805. The total purchase price was allocated to the individual assets acquired and liabilities assumed based upon their relative fair values, which included tangible assets, consisting of land and land improvements, buildings and other improvements, and equipment, and identifiable intangible assets and liabilities, including the value of in-place leases and acquired above-market and below-market leases. Acquisition costs incurred in connection with investments in real estate accounted for as asset acquisitions are capitalized and included with the allocated purchase price.

Internalization of Management Functions

On February 7, 2020, the Company, Broadstone Net Lease, LLC, the Company’s operating company (the “OP”), Broadstone Real Estate, LLC, the Company’s former property manager (“BRE”), and certain of their respective subsidiaries and affiliates, completed through a series of mergers (the “Mergers”) the internalization of the external management functions previously performed for the Company and the OP by BRE and Broadstone Asset Management, LLC, the Company’s asset manager and wholly-owned subsidiary of BRE (such transactions, collectively, the “Internalization”). Upon consummation of the Internalization, the Company’s management team and corporate staff, who were previously employed by BRE, became employees of an indirect subsidiary of the OP and the Company became internally managed.

As base consideration in the Mergers, on February 7, 2020, on a pre-stock split basis, the Company issued approximately 780,893 shares of Common Stock valued at approximately $66.4 million and, on a pre-stock split basis, the OP issued approximately 1,319,513 membership units in the OP (“OP Units”) valued at approximately $112.1 million, and the Company and the OP paid approximately $31.0 million in cash, with the aggregate value of the Common Stock, OP Units, and cash issued equal to approximately $209.5 million, and the OP assumed approximately $90.5 million of debt.

In addition to the base consideration paid upon consummation of the Mergers, additional “earnout” consideration of up to an aggregate of $75 million (payable in four tranches of $10 million, $15 million, $25 million, and $25 million, and in the same proportion of equity interests and cash as the initial payments) will be due and payable to the former holders of units of ownership interest in BRE if certain milestones related to the 40-day dollar volume-weighted average price of a share of the Class A Common Stock (or Common Stock after the Class A Conversion) (“VWAP of a REIT Share”) on the principal exchange or securities market (or over-the-counter market) on which the Class A Common Stock (or Common Stock after the Class A Conversion) is then traded, following the completion of an initial public offering of the Company’s Class A Common Stock, are achieved during specified periods of time following such completion (the “Earnout Periods”).

The earnout tranches, applicable VWAP of a REIT Share (on a pre-stock split basis), and the applicable Earnout Periods are as follows:

Earnout Tranche(1)	VWAP of a REIT Share	Applicable Earnout Period
$10 million	$ 90.00	The two-year period beginning on the closing date of the initial public offering.
$15 million	$ 95.00	The two-year period beginning on the closing date of the initial public offering.
$25 million	$ 97.50	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.
$25 million	$100.00	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.

(1)

Initial contractual value of applicable earnout tranche based on a pre-stock split $85.00 price per share/unit of Common Stock and OP Units. Does not take into account the actual per share price of Common Stock and OP Units at the time an applicable earnout tranche may be earned and paid.

Should all earnout milestones be met, an additional 272,250 shares of Common Stock and an additional 464,820 OP Units would be issued on a pre-stock split basis, in addition to the payment of $12.3 million in cash.

The Internalization was accounted for as a business combination under ASC 805. The total purchase price was allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. The allocations of the purchase price reflected in these Unaudited Pro Forma Condensed Consolidated Financial Statements have not been finalized and are based upon preliminary estimates of these fair values, which is the best available information at the current time. The final determination of the fair values of the assets and liabilities will be based on the actual valuations of the tangible and intangible assets and liabilities that existed as of the date of completion of the acquisition, including the valuation of the earnout liability. The Company expects to finalize the valuations during the measurement period, not to exceed one year from the date of the Internalization. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly from those used in the Unaudited Pro Forma Condensed Consolidated Financial Statements and could result in a material change.

Recapitalization

The Unaudited Pro Forma Condensed Consolidated Financial Statements also give effect to the completion of a recapitalization of the Common Stock immediately prior to the closing of this offering, pursuant to which (i) the Company will establish a new class of Common Stock as “Class A Common Stock” for sale in this offering and (ii) the Company will effect a four-for-one stock split of its Common Stock that is outstanding immediately prior to the closing of this offering (the “REIT Recapitalization”). The four-for-one stock split is intended to achieve a stock price that is consistent with market expectations for underwritten public offerings by REITs. In connection with the REIT Recapitalization, the OP will effect a recapitalization of its OP Units, pursuant to which it will effect a four-for-one split of its outstanding OP Units (collectively, with the REIT Recapitalization, the “Recapitalization” or “Stock Split”).

The terms of the Class A Common Stock are identical to the terms of the Common Stock, except that each share of the Class A Common Stock will automatically convert into one share of the Company’s Common Stock 180 days after completion of this offering. The automatic conversion feature of the Class A Common Stock is the only difference between the terms of the Class A Common Stock and the Common Stock. Additionally, prior to the Class A Conversion, the holders of Class A Common Stock, voting as a separate class, are required to approve any amendment to the Company’s Charter that will affect such holders differently than the holders of the Company’s Common Stock.

The Class A Common Stock will be immediately listed on the New York Stock Exchange under the symbol “BNL” upon completion of this offering and will be freely tradeable. The Common Stock (then including the Class A Common Stock as a result of the automatic conversion) will be listed on the date that is 180 days after completion of this offering.

The Recapitalization will be effected on a pro rata basis with respect to all of the Company’s stockholders immediately prior to this offering. Accordingly, it will not affect any such stockholder’s proportionate ownership of the Company’s outstanding shares. The Recapitalization also will be effected on a pro rata basis with respect to all of the members of the OP immediately prior to this offering.

The Recapitalization will have the effect of increasing the total number of outstanding shares of the Common Stock and OP Units.

This Offering and the Use of Proceeds

The Unaudited Pro Forma Condensed Consolidated Financial Statements also give effect to the completion of this offering and the use of the net proceeds therefrom as described under “Use of Proceeds” elsewhere in this prospectus.

The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2020, reflects the financial position of the Company as if the Recapitalization and this offering were completed on June 30, 2020. The Industrial Portfolio Acquisition was completed on August 29, 2019 and the Internalization was completed on February 7, 2020, and are therefore each reflected in the historical Consolidated Balance Sheet of the Company as of June 30, 2020. The Unaudited Pro Forma Condensed Consolidated Statements of Income for the six months ended June 30, 2020 and for the year ended December 31, 2019, present the Company’s results of operations as if the Industrial Portfolio Acquisition, Internalization, Recapitalization and this offering were each completed on January 1, 2019.

The Unaudited Pro Forma Condensed Consolidated Financial Statements are prepared for informational purposes only and are based upon available information, estimates, and assumptions that the Company considers reasonable. However, they are not necessarily indicative of what the Company’s actual financial position or operating results would have been had the above transactions occurred as of the dates indicated, nor do they purport to represent the consolidated financial position or results of operations for future periods of the Company. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements.

The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the notes thereto and with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical consolidated financial statements of the Company for the year ended December 31, 2019, Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited historical condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2020, the historical Regulation S-X 3-14 Financial Statements of the Industrial Portfolio Acquisition, and the historical Regulation S-X 3-05 Carve-Out Financial Statements of the Acquired Manager, included elsewhere in this prospectus.

Broadstone Net Lease, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2020

(Unaudited)

(in thousands, except per share amounts)

	Broadstone Net Lease, Inc. (A)	Pro Forma Adjustments			Consolidated Pro Forma Results Prior to IPO	IPO/ Repayment of Debt (F)				Pro Forma Results (Combined)
Assets
Accounted for using the operating method, net of accumulated depreciation	$3,346,792	$—			$3,346,792	$—				$3,346,792
Accounted for using the direct financing method	30,953	—			30,953	—				30,953

Investment in rental property, net	3,377,745	—			3,377,745	—				3,377,745
Cash and cash equivalents	9,241	—			9,241	45,193		(F	)	54,434
Accrued rental income	90,545	—			90,545	—				90,545
Tenant and other receivables, net	5,045	—			5,045	—				5,045
Prepaid expenses and other assets	9,819	—			9,819	(1,282)		(G	)	8,537
Goodwill	339,769	—			339,769	—				339,769
Intangible lease assets, net	298,741	—			298,741	—				298,741
Debt issuance costs – unsecured revolver, net	1,782	—			1,782	—				1,782
Leasing fees, net	11,368	—			11,368	—				11,368

Total assets	$4,144,055	$—			$4,144,055	$43,911				$4,187,966

Liabilities, mezzanine equity, and equity
Unsecured revolving credit facility	$248,300	$—			$248,300	$(248,300)		(H	)	$—
Mortgages and notes payable, net	109,512	—			109,512	—				109,512
Unsecured term notes, net	1,673,092	—			1,673,092	(239,897)		(H	)	1,433,195
Interest rate swap, liabilities	85,678	—			85,678	—				85,678
Earnout liability	37,975	(31,720)	(B	)	6,255	—				6,255
Accounts payable and other liabilities	25,550	—			25,550	(217	)(G)			25,333
Accrued interest payable	4,144	—			4,144	—				4,144
Intangible lease liabilities, net	83,157	—			83,157	—				83,157

Total liabilities	2,267,408	(31,720)			2,235,688	(488,414)				1,747,274

Mezzanine Equity
Common stock, $0.001 par value	66,376	(66,376)	(C	)	—	—				—
Non-controlling interests	112,159	(112,159)	(C	)	—	—				—

Total mezzanine equity	178,535	(178,535)			—	—				—

Equity
Broadstone Net Lease, Inc. stockholders’ equity:
Preferred stock, $0.001 par value	—	—			—	—				—
Common stock, $0.001 par value on a pre-split basis, $0.00025 on a post-split basis	26	1	(D	)	27	—				27
Class A common stock, $0.00025 par value	—	—			—	8		(I	)	8
Additional paid-in capital	1,899,751	98,095	(D	)	1,997,846	532,420		(I	)	2,530,266
Cumulative distributions in excess of retained earnings	(229,531)	—			(229,531)	(95)		(H	)	(229,626)
Accumulated other comprehensive loss	(78,613)	—			(78,613)	—				(78,613)

Total stockholders’ equity	1,591,633	98,096			1,689,729	532,333				2,222,062
Non-controlling interests	106,479	112,159	(E	)	218,638	(8)		(H	)	218,630

Total equity	1,698,112	210,255			1,908,367	532,325				2,440,692

Total liabilities, mezzanine equity, and equity	$4,144,055	$—			$4,144,055	$43,911				$4,187,966

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2020 (Unaudited)

(in thousands)

(A)	Reflects the historical Condensed Consolidated Balance Sheet of the Company as of June 30, 2020, as presented elsewhere within this prospectus.

(B)

The historical Condensed Consolidated Balance Sheet of the Company as of June 30, 2020 includes an earnout liability fair value of $37,975, approximately $6,255 of which relates to the potential payment of cash, approximately $11,716 relates to the issuance of 272 shares of Common Stock, and approximately $20,004 relates to the issuance of 465 OP Units. The shares of Common Stock and OP Units payable under the arrangement will be subject to a redemption rights agreement, whereby holders of the Common Stock and OP Units will have the right to require the Company to repurchase the shares of Common Stock or OP Units if an IPO has not occurred. The shares of Common Stock and OP Units are deemed to be freestanding financial instruments that, at inception, embody an obligation to repurchase the Company’s Common Stock and OP Units, and therefore were classified as liabilities in the historical Condensed Consolidated Balance Sheet together with the cash portion of the earnout. The Pro Forma Condensed Balance Sheet assumes that the IPO occurred as of June 30, 2020, at which time the redemption rights agreement would be terminated. Accordingly, the pro forma adjustment reflects an entry to reclassify the non-cash portion of the earnout contingent consideration as permanent equity.

(C)

The shares of Common Stock and OP Units issued as part of base consideration are subject to a redemption rights agreement, whereby holders of the shares of Common Stock and OP Units shall have the right to require the Company to repurchase any or all of the shares of Common Stock or OP Units if an initial public offering has not occurred. Because these shares of Common Stock and OP Units contain redemption features that are outside the Company’s control, they have been classified as mezzanine equity in the historical Condensed Consolidated Balance Sheet of the Company as of June 30, 2020. The Pro Forma Condensed Consolidated Balance Sheet assumes that the IPO occurred as of June 30, 2020. Accordingly, the pro forma adjustment reflects an entry to reclassify the base consideration paid in shares of Common Stock and OP Units as permanent equity. Subsequent to June 30, 2020, Messrs. Czarnecki, Albano, Cutt, and Moragne have irrevocably waived such redemption rights.

(D)	Reflects the pro forma impact of the following items:

(in thousands)	Footnote Reference	Amount
Par value of shares of 781 shares of Common Stock issued as base consideration	C	$1

Additional paid-in capital:
Value of shares of Common Stock and OP Units potentially issuable as earnout consideration	B	$31,720
Value above par value of Common Shares issued as base consideration	C	66,375

		$98,095

(E)	Reflects the pro forma impact of reclassifying the value of OP Units issued as base consideration, from mezzanine equity to permanent equity. See discussion in Note C.

(F)	Reflects the pro forma impact of the following items:

(in thousands)	Footnote Reference	Amount
Net proceeds from IPO	I	$533,493
Repayment of outstanding debt with IPO proceeds	H	(488,300)

		$45,193

(G)

Reflects an entry to reclassify deferred IPO costs as an offset against Additional paid-in capital. Deferred IPO costs consist of direct, incremental legal, professional, accounting and other third-party fees, that the Company had incurred prior to June 30, 2020, including $217 of such costs that were unpaid, and had been accrued on the historical Condensed Consolidated Balance Sheet of the Company, at June 30, 2020.

(H)

Reflects the use of the net proceeds from this offering to repay in full the Company’s 2020 Unsecured Term loan and Revolving Credit Facility (including the write-off of $103 of unamortized debt issuance costs related to the 2020 Term Loan).

(I)

The Pro Forma Condensed Consolidated Balance Sheet reflects expected proceeds from the sale of 33,500 shares of Class A common stock in this offering, at the initial public offering price of $17.00 per share, for total gross proceeds of $569,500, net of underwriting discounts and commissions and other offering expenses as follows:

(in thousands)	Amount
Gross offering proceeds	$569,500
Underwriting discounts and commissions	(34,170)
Offering expenses paid subsequent to June 30, 2020	(1,837)

Net proceeds	$533,493

The pro forma adjustment reflects the allocation of net proceeds and reclassification of deferred IPO related costs as follows:

(in thousands)	Footnote Reference	Amount
Net proceeds: par value of 33,500 shares of Class A common stock issued in IPO		$8

Net proceeds: value above par value of Class A common stock issued in IPO		$533,485
Deferred IPO costs reclassified as an offset against additional paid-in capital	G	(1,065)

Additional paid-in capital		$532,420

Broadstone Net Lease, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statements of Income

For the Six Months Ended June 30, 2020

(Unaudited)

(in thousands, except per share amounts)

	Broadstone Net Lease, Inc. (A)	Internalization (B)	Pro Forma Adjustments			Consolidated Pro Forma Results Prior to Stock Split and IPO	Stock Split			Consolidated Pro Forma Results Prior to IPO	IPO/ Repayment of Debt			Pro Forma Results (Combined)
Revenues
Lease revenues	$158,602	$—	$—			$158,602	$—			$158,602	$—			$158,602
Revenues from related parties	—	3,845	(3,845)	(C	)	—	—			—	—			—

Total revenues	158,602	3,845	(3,845)			158,602	—			158,602	—			158,602
Operating expenses
Depreciation and amortization	71,140	23	(12)	(D	)	71,151	—			71,151	—			71,151
Asset management fees	2,461	—	(2,461)	(C	)	—	—			—	—			—
Property management fees	1,275	—	(1,275)	(C	)	—	—			—	—			—
Property and operating expense	8,305	—	—			8,305	—			8,305	—			8,305
General and administrative	11,542	3,515	(610)	(E	)	14,447	—			14,447	—			14,447
Provision for impairment of investment in rental properties	2,667	—	—			2,667	—			2,667	—			2,667

Total operating expenses	97,390	3,538	(4,358)			96,570	—			96,570	—			96,570

Other income (expenses)
Interest income	20	—	—			20	—			20	—			20
Interest expense	(40,504)	(1,077)	1,384	(F	)	(40,197)	—			(40,197)	6,122	(L	)	(34,075)
Cost of debt extinguishment	(22)	—	—			(22)	—			(22)	—			(22)
Gain on sale of real estate	8,665	—	109	(C	)	8,774	—			8,774	—			8,774
Income taxes	(951)	—	—			(951)	—			(951)	—			(951)
Internalization expenses	(1,594)	—	1,594	(G	)	—	—			—	—			—
Change in fair value of earnout liability	2,144	—	(1,792)	(H	)	352	—			352	—			352
Other losses	(24)	—	—			(24)	—			(24)	—			(24)

Net income	28,946	(770)	1,808			29,984	—			29,984	6,122			36,106
Net income attributable to non-controlling interests	(2,777)	—	(288)	(I	)	(3,065)	—			(3,065)	183	(M	)	(2,882)

Net income attributable to Broadstone Net Lease, Inc.	$26,169	$(770)	$1,520			$26,919	$—			$26,919	$6,305			$33,224

Weighted average number of Common Stock and Class A Common Stock outstanding
Basic	26,691		157	(J	)	26,848	80,544	(K	)	107,392	33,500	(N	)	140,892

Diluted	29,482		422	(J	)	29,904	89,712	(K	)	119,616	33,500	(N	)	153,116

Net earnings per common share
Basic and diluted	$0.98					$1.00				$0.25				$0.24	(O)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to Pro Forma Condensed Consolidated Statements of Income for the Six Months Ended June 30, 2020

(in thousands)

(A)	Reflects the historical Condensed Consolidated Statement of Income of the Company for the six months ended June 30, 2020, as presented elsewhere within this prospectus.

(B)

Reflects historical carve-out results of operations of the Acquired Manager for the period from January 1, 2020 through February 7, 2020. Subsequent to February 7, 2020, the functions previously performed by the Acquired Manager were performed by the Company and the related expenses are included in the historical Condensed Consolidated Statement of Income of the Company for the six months ended June 30, 2020.

(C)	Reflects the reversal of amounts associated with the asset management and property management agreements between the Company and the Acquired Manager or its affiliates prior to the Internalization.

(D)

Reflects an adjustment to historical depreciation expense associated with property and equipment acquired as part of the Internalization, to reflect the Company’s estimate of remaining depreciable lives, assuming that the Internalization occurred on January 1, 2019.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are as follows:

(in thousands)
Computer and office equipment	3 to 7 years
Furniture and fixtures	5 to 7 years

(E)	Reflects the following items:

(in thousands)	Amount
Incremental compensation expense for BNL employees not allocated at 100% in the Acquired Manager’s historical carve-out financial results	$178
Incremental compensation expense for named executive officers	130
Eliminate allocated compensation expense for employees who did not become BNL employees	(117)
Reverse Internalization expenses in the Acquired Manager’s historical carve-out financial results	(801)

$(610)

The adjustment reflects mainly incremental compensation and employee related expenses to be incurred on an ongoing basis as a result of the Internalization. The pro forma adjustment includes amounts necessary to reflect fully such costs for the period January 1, 2020 through February 7, 2020, associated with the former employees of the Acquired Manager who became Company employees as part of the Internalization, and which had been only partially allocated in the Acquired Manager’s historical carve-out financial results; as well as the elimination of similar amounts allocated in the Acquired Manager’s historical carve-out financial results that related to the employees of the Acquired Manager who did not become employees of the Company as part of the Internalization. The adjustment also reflects incremental payroll and benefits expenses due under the terms of the employment agreements entered into as part of the Internalization, with the Company’s four named executive officers, for the period January 1, 2020 through February 7, 2020.

The Internalization expenses were incurred by the Acquired Manager and recorded as general and administrative expenses in the historical Carve-out Financial Statements of the Acquired Manager. The Internalization expenses were directly related to the Internalization and will not recur.

(F)	In connection with the Internalization, the Company:

•	Assumed unsecured debt of the Acquired Manager in the amount of $90,484,

•	Borrowed $30,981 under its Revolving Credit Facility to pay the cash portion of the base consideration,

•	Borrowed $60,000 under the newly executed 2022 Unsecured Term Loan to partially repay the assumed Acquired Manager’s debt, and

•	Borrowed $90,484 under its Revolving Credit Facility to repay the remaining $30,484 of the assumed Acquired Manager’s debt and to repay $60,000 of the 2020 Unsecured Term Loan.

Additionally, prior to the Internalization, the Acquired Manager terminated its interest rate swap on the assumed debt. The Acquired Manager’s historic results reflect interest expense and a loss on termination associated with this swap.

The pro forma adjustment reflects the net impact to interest expense of the foregoing transactions, as if each of the transactions had occurred on January 1, 2019. For purposes of computing the pro forma adjustment on variable-rate borrowings, the Company used a one-month LIBOR rate of 0.1623%, representing the rate as of June 30, 2020, plus the applicable margins on the respective debt instruments. A change in one-month LIBOR of plus or minus 0.125%, would have increased or decreased the pro forma interest expense adjustment by approximately $8.

(G)	Reflects reversal of Internalization expenses reflected in the historical financial statements as such amounts are directly related to the Internalization and will not recur.

(H)

Reflects reversal of the portion of the change in fair value of the earnout liability reflected in the historical financial statements that is payable in shares of Common Stock and OP Units. Upon the occurrence of an initial public offering, the portion of the liability payable in shares of Common Stock and OP Units would be reclassified into permanent equity.

(I)

Reflects the allocation of a portion of the Acquired Manager’s historical carve-out results prior to the Internalization, and the pro forma adjustments described above, to non-controlling interests. Non-controlling interests represent OP Units held by third parties other than the Company.

The calculation of amounts allocated to non-controlling interest reflects the pro forma effect of the issuance of 781 additional shares of the Company’s Common Stock and 1,320 additional OP Units as part of the base consideration paid in connection with the Internalization, in each case as if the shares and OP Units had been issued or redeemed on January 1, 2019. On a pro forma basis, and prior to the impact of the Stock Split and this offering and use of proceeds described in this prospectus, non-controlling interests represent economic ownership interests of approximately 10.2% as of June 30, 2020.

(J)

Reflects the impact on the weighted average shares outstanding calculation of the issuance of shares of Common Stock and OP Units as part of the base consideration paid for the Internalization, as if each occurred as of January 1, 2019.

(K)	Reflects impact of the Stock Split to be completed immediately prior to this offering.

(L)

Reflects the pro forma effect of a reduction in interest expense to reflect the repayment in full the Company’s 2020 Unsecured Term Loan, and a portion of the Revolving Credit Facility, with the net proceeds from this offering, as if such repayment took place on January 1, 2019.

(M)

The pro forma adjustment reflects the allocation of the adjustment described in Note L to non-controlling interests. In addition to the pro forma effects discussed in Note I, the calculation of amounts allocated to non-controlling interest reflects the 33,500 incremental shares assumed to have been issued in connection with this offering, as if the offering had occurred on January 1, 2019. On a pro forma basis, non-controlling interests represent economic ownership interests of approximately 8.0% as of June 30, 2020.

(N)	Reflects incremental shares assumed to have been issued in connection with this offering, as if the offering occurred as of January 1, 2019.

(O)

Pro forma net income does not include the effect of 1,089 post-stock split incremental shares of Common Stock and 1,859 post-stock split incremental OP Units that could be issued as maximum potential earn-out consideration associated with the Internalization.

Broadstone Net Lease, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statements of Income

For the Year Ended December 31, 2019

(Unaudited)

(in thousands, except per share amounts)

	Broadstone Net Lease, Inc. (A)	Industrial Portfolio Acquisition (B)	Internalization (C)	Pro Forma Adjustments			Consolidated Pro Forma Results Prior to Stock Split and IPO	Stock Split			Consolidated Pro Forma Results Prior to IPO	IPO/ Repayment of Debt			Pro Forma Results (Combined)
Revenues
Lease revenues	$298,815	$32,981	$—	$3,023	(D	)	$334,819	$—			$334,819	$—			$334,819
Revenues from related parties	—	—	43,045	(43,045)	(E	)	—	—			—	—			—

Total revenues	298,815	32,981	43,045	(40,022)			334,819	—			334,819	—			334,819

Operating expenses
Depreciation and amortization	108,818	—	169	13,891	(F	)	122,878	—			122,878	—			122,878
Asset management fees	21,863	—	—	(21,863)	(E	)	—	—			—	—			—
Property management fees	8,256	—	—	(8,256)	(E	)	—	—			—	—			—
Property and operating expense	15,990	1,003	—	—			16,993	—			16,993	—			16,993
General and administrative	5,456	—	20,249	(1,062)	(G	)	24,643	—			24,643	—			24,643
Provision for impairment of investment in rental properties	3,452	—	—	—			3,452	—			3,452	—			3,452

Total operating expenses	163,835	1,003	20,418	(17,290)			167,966	—			167,966	—			167,966

Other income (expenses)
Interest income	9	—	—	—			9	—			9	—			9
Interest expense	(72,534)	—	(6,563)	(4,203)	(H	)	(83,300)	—			(83,300)	11,093	(N	)	(72,207)
Cost of debt extinguishment	(1,176)	—	—	(62)	(H	)	(1,238)	—			(1,238)	—	(N	)	(1,238)
Gain on sale of real estate	29,914	—	—	1,765	(E	)	31,679	—			31,679	—			31,679
Income taxes	(2,415)	—	—	(171)	(I	)	(2,586)	—			(2,586)	—			(2,586)
Internalization expenses	(3,658)	—	—	3,658	(J	)	—	—			—	—			—
Other losses	(6)	—	—	—			(6)	—			(6)	—			(6)

Net income	85,114	31,978	16,064	(21,745)			111,411	—			111,411	11,093			122,504
Net income attributable to non-controlling interests	(5,720)	—	—	(6,317)	(K	)	(12,037)	—			(12,037)	1,812	(O	)	(10,225)

Net income attributable to Broadstone Net Lease, Inc.	$79,394	$31,978	$16,064	$(28,062)			$99,374	$—			$99,374	$12,905			$112,279

Weighted average number of Common Stock and Class A Common Stock outstanding
Basic	23,979			1,123	(L	)	25,102	75,306	(M	)	100,408	33,500	(P	)	133,908

Diluted	25,716			2,443	(L	)	28,159	84,477	(M	)	112,636	33,500	(P	)	146,136

Net earnings per common share
Basic and diluted	$3.31						$3.96				$0.99				$0.84	(Q	)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to Pro Forma Condensed Consolidated Statements of Income for the Year Ended December 31, 2019 (Unaudited)

(in thousands)

(A)	Reflects the historical Consolidated Statement of Income of the Company for the year ended December 31, 2019, as presented elsewhere within this prospectus.

(B)

Reflects eight months of historical results of the Industrial Portfolio Acquisition. The results of the Industrial Portfolio Acquisition were included in the Company’s consolidated operating results beginning in September 2019.

(C)	Amounts are derived from the historical Carve-out Statement of Operations of the Acquired Manager for the year ended December 31, 2019, as presented elsewhere within this prospectus.

(D)	Pro forma adjustment reflects the following items related to incremental lease revenues, giving effect to the Industrial Portfolio Acquisition as if it had been acquired on January 1, 2019:

(in thousands)	Eight Months Ended August 31, 2019
Straight-line rent adjustment	$1,958
Amortization of above- and below-market lease intangibles	1,065

$3,023

The Company recognizes rental revenue from operating leases on a straight-line basis over the life of the related leases. The pro forma adjustment reflects the estimated incremental straight-line rental income to be recognized over the remaining life of the leases in the Industrial Portfolio Acquisition as of the acquisition date, as compared to the straight-line rental income that had been recorded in the historic financial results of the Industrial Portfolio Acquisition.

The Company records acquired above-market and below-market leases at their fair values, and recognizes the related amortization as an adjustment to rental revenue over the remaining lease term. The remaining lease terms of the properties acquired with the Industrial Portfolio Acquisition range from 5 years to 20.4 years.

(E)	Reflects the reversal of amounts associated with the asset management and property management agreements between the Company and the Acquired Manager or its affiliates prior to the Internalization.

(F)

Reflects incremental depreciation expense and amortization of acquired in-place leases associated with the Industrial Portfolio Acquisition, and an adjustment to historical depreciation expense associated with acquired property and equipment recorded in Prepaid expenses and other assets in the Acquired Manager’s historical carve-out financial statements, to reflect the Company’s estimate of remaining depreciable lives, in each case assuming that the respective transactions occurred on January 1, 2019, as follows:

(in thousands)	Industrial Portfolio Acquisition	Internalization	Total
Depreciation	$10,443	$(90)	$10,353
Amortization of acquired in-place leases	3,538	—	3,538

	$13,981	$(90)	$13,891

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Land improvements	15 years
Buildings and other improvements	15 to 39 years
Computer and office equipment	3 to 7 years
Furniture and fixtures	5 to 7 years

(G)	Reflects the following items:

(in thousands)	Amount
Incremental compensation expense for BNL employees not allocated at 100% in the Acquired Manager’s historical Carve-out Statement of Operations	$1,287
Incremental compensation expense for named executive officers	1,960
Eliminate allocated compensation expense for employees who did not become BNL employees	(960)
Reverse Internalization expenses included in the Acquired Manager’s historical Carve-out Statement of Operations	(3,349)

$(1,062)

The incremental general and administrative expenses are mainly compensation and employee related expenses to be incurred on an ongoing basis as a result of the Company’s internalizing corporate functions that had previously been performed by the Acquired Manager. The pro forma adjustment includes amounts necessary to reflect fully such costs associated with the former employees of the Acquired Manager who became Company employees as part of the Internalization, and which had been only partially allocated in the historical Carve-out Financial Statements of the Acquired Manager; as well as the elimination of similar amounts allocated in the historical Carve-out Financial Statements of the Acquired Manager that related to the employees of the Acquired Manager who did not become employees of the Company as part of the Internalization. The adjustment also reflects incremental payroll and benefits expenses due under the terms of the employment agreements entered into as part of the Internalization, with the Company’s four named executive officers.

The Internalization expenses were incurred by the Acquired Manager and recorded as general and administrative expenses in the historical Carve-out Financial Statements of the Acquired Manager. The internalization expenses were directly related to the Internalization and will not recur.

(H)	In connection with the Internalization, the Company:

•	Assumed unsecured debt of the Acquired Manager in the amount of $90,484,

•	Borrowed $30,981 under its Revolving Credit Facility to pay the cash portion of the base consideration,

•	Borrowed $60,000 under the newly executed 2022 Unsecured Term Loan to partially repay the assumed Acquired Manager’s debt, and

•	Borrowed $90,484 under its Revolving Credit Facility to repay the remaining $30,484 of the assumed Acquired Manager’s debt and to repay $60,000 of the 2020 Unsecured Term Loan.

Additionally, prior to the Internalization, the Acquired Manager terminated an interest rate swap on the assumed debt. The Acquired Manager’s historic results reflect interest expense and a loss on termination associated with this swap.

In connection with the Industrial Portfolio Acquisition, the Company:

•	Borrowed $150,000 under the 2026 Unsecured Term Loan,

•	Borrowed $300,000 under the newly executed 2020 Unsecured Term Loan, and

•	Borrowed $211,587 under the Revolving Credit Facility.

The pro forma adjustment reflects the net impact to interest expense of the foregoing transactions, including a write-off of $62 of debt issuance costs associated with the partial paydown of the 2020 Term Loan, as if each of the transactions had occurred on January 1, 2019. For purposes of computing the pro forma adjustment on variable-rate borrowings, the Company used a one-month LIBOR rate of 0.1623%, representing the rate as of June 30, 2020, plus the applicable margins on the respective debt instruments, to compute interest expense. A change in one-month LIBOR of plus or minus 0.125%, would have increased or decreased the pro forma interest expense adjustment by approximately $578.

(I)	The pro forma adjustment reflects estimated income taxes associated with the properties acquired in the Industrial Portfolio Acquisition.

(J)	Reflects reversal of Internalization expenses reflected in the historical financial statements as such amounts are directly related to the Internalization and will not recur.

(K)

Reflects the allocation of a portion of the historical results of the Industrial Portfolio Acquisition, the Internalization, and the pro forma adjustments described above, to non-controlling interests. Non-controlling interests represent OP Units held by third parties other than the Company.

The calculation of amounts allocated to non-controlling interest reflects the pro forma effect of proceeds from 990 shares of the Company’s Common Stock that were used to partially fund the Industrial Portfolio Acquisition, the redemption of 235 shares of the Company’s Common Stock from the Acquired Manager in connection with the Internalization, and the issuance of 781 additional shares of the Company’s Common Stock and 1,320 additional OP Units as part of the base consideration paid in connection with the Internalization, in each case as if the shares and OP Units had been issued or redeemed on January 1, 2019. On a pro forma basis, and prior to the impact of the Stock Split and this offering and use of proceeds described in this prospectus, non-controlling interests represent economic ownership interests of approximately 10.2% as of December 31, 2019.

(L)

Reflects the impact on the weighted average shares outstanding calculation of the shares issued for the Industrial Portfolio Acquisition, redemption of shares of the Company’s Common Stock from the Acquired Manager in connection with the Internalization, and issuance of shares of Common Stock and OP Units as part of the base consideration paid for the Internalization, as if each occurred as of January 1, 2019.

(M)	Reflects the Stock Split associated with the Recapitalization.

(N)

Reflects the pro forma reduction in interest expense to reflect the repayment in full the Company’s 2020 Unsecured Term Loan, and a portion of the Revolving Credit Facility, with the net proceeds from this offering, as if such repayment took place on January 1, 2019.

(O)

The pro forma adjustment reflects the allocation of the interest expense adjustment described in Note N to non-controlling interests. In addition to the pro forma effects discussed in Note K, the calculation of amounts allocated to non-controlling interest reflects the 33,500 incremental shares assumed to have been issued in connection with this offering, as if the offering had occurred on January 1, 2019. On a pro forma basis, non-controlling interests represent economic ownership interests of approximately 8.0% as of December 31, 2019.

(P)	Reflects incremental shares assumed to have been issued in connection with this offering, as if the offering occurred as of January 1, 2019.

(Q)

Pro forma net income does not include the effect of 1,089 post-stock split incremental shares of Common Stock and 1,859 post-stock split incremental OP Units that could be issued as maximum potential earn-out consideration associated with the Internalization.

Historical Financial Statements of Broadstone Net Lease, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Broadstone Net Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Broadstone Net Lease, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Rochester, New York

February 27, 2020

We have served as the Company’s auditor since 2016.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,
	2019	2018
Assets
Accounted for using the operating method, net of accumulated depreciation	$3,415,400	$2,641,746
Accounted for using the direct financing method	41,890	42,000

Investment in rental property, net	3,457,290	2,683,746
Cash and cash equivalents	12,455	18,612
Accrued rental income	84,534	69,247
Tenant and other receivables, net	934	1,026
Prepaid expenses and other assets	12,613	4,316
Interest rate swap, assets	2,911	17,633
Intangible lease assets, net	331,894	286,258
Debt issuance costs – unsecured revolving credit facility, net	2,380	2,261
Leasing fees, net	12,847	13,698

Total assets	$3,917,858	$3,096,797

Liabilities and equity
Unsecured revolving credit facility	$197,300	$141,100
Mortgages and notes payable, net	111,793	78,952
Unsecured term notes, net	1,672,081	1,225,773
Interest rate swap, liabilities	24,471	1,820
Accounts payable and other liabilities	37,377	24,394
Due to related parties	—	114
Accrued interest payable	3,594	9,777
Intangible lease liabilities, net	92,222	85,947

Total liabilities	2,138,838	1,567,877

Commitments and contingencies (See Note 18)
Equity

Broadstone Net Lease, Inc. stockholders’ equity:
Preferred stock, $0.001 par value; 20,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 80,000 shares authorized, 26,001 and 22,014 shares issued and outstanding at December 31, 2019 and 2018, respectively	26	22
Additional paid-in capital	1,895,935	1,557,421
Cumulative distributions in excess of retained earnings	(208,261)	(155,150)
Accumulated other comprehensive (loss) income	(20,086)	14,806

Total Broadstone Net Lease, Inc. stockholders’ equity	1,667,614	1,417,099
Non-controlling interests	111,406	111,821

Total equity	1,779,020	1,528,920

Total liabilities and equity	$3,917,858	$3,096,797

The accompanying notes are an integral part of these consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(in thousands, except per share amounts)

	For the years ended December 31,
	2019	2018	2017
Revenues
Lease revenues	$298,815	$237,479	$181,563

Operating expenses
Depreciation and amortization	108,818	83,994	62,263
Asset management fees	21,863	18,173	14,754
Property management fees	8,256	6,529	4,988
Property and operating expense	15,990	11,157	6,505
General and administrative	5,456	6,162	4,939
Provision for impairment of investment in rental properties	3,452	2,061	2,608

Total operating expenses	163,835	128,076	96,057

Other income (expenses)
Preferred distribution income	—	440	737
Interest income	9	179	467
Interest expense	(72,534)	(52,855)	(34,751)
Cost of debt extinguishment	(1,176)	(101)	(5,151)
Gain on sale of real estate	29,914	10,496	12,992
Income taxes	(2,415)	(857)	(624)
Gain on sale of investment in related party	—	8,500	—
Internalization expenses	(3,658)	—	—
Other (losses) gains	(6)	(100)	379

Net income	85,114	75,105	59,555
Net income attributable to non-controlling interests	(5,720)	(5,730)	(4,756)

Net income attributable to Broadstone Net Lease, Inc.	$79,394	$69,375	$54,799

Weighted average number of common shares outstanding
Basic	23,979	20,242	17,084

Diluted	25,716	21,910	18,567

Net earnings per common share
Basic and diluted	$3.31	$3.43	$3.21

Comprehensive income
Net income	$85,114	$75,105	$59,555
Other comprehensive income
Change in fair value of interest rate swaps	(37,372)	10,584	4,166
Realized gain on interest rate swaps	(205)	(84)	(873)

Comprehensive income	47,537	85,605	62,848
Comprehensive income attributable to non-controlling interests	(3,036)	(6,546)	(5,019)

Comprehensive income attributable to Broadstone Net Lease, Inc.	$44,501	$79,059	$57,829

The accompanying notes are an integral part of these consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Cumulative Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Non- controlling Interests	Total
Balance, January 1, 2017	$15	$1,009,431	$(9,790)	$(89,960)	$2,092	$86,749	$998,537
Net income	—	—	—	54,799	—	4,756	59,555
Issuance of 3,833 shares of common stock	4	303,711	9,775	—	—	—	313,490
Other offering costs	—	(1,380)	—	—	—	—	(1,380)
Issuance of 161 membership units	—	—	—	—	—	12,913	12,913
Distributions declared ($0.410 per share January 2017, $0.415 per share February through December 2017)	—	—	—	(85,119)	—	(7,649)	(92,768)
Change in fair value of interest rate swap agreements	—	—	—	—	3,834	332	4,166
Realized loss on interest rate swap agreements	—	—	—	—	(804)	(69)	(873)
Conversion of 37 OP Units to 37 shares of common stock	—	2,986	—	—	—	(2,986)	—
Redemption of 119 shares of common stock	—	(9,439)	—	—	—	—	(9,439)
Adjustment of non-controlling interests	—	(3,330)	—	—	—	3,330	—

Balance, December 31, 2017	19	1,301,979	(15)	(120,280)	5,122	97,376	1,284,201
Net income	—	—	—	69,375	—	5,730	75,105
Issuance of 3,233 shares of common stock	3	268,478	15	—	—	—	268,496
Other offering costs	—	(1,158)	—	—	—	—	(1,158)
Issuance of 194 OP Units	—	—	—	—	—	15,797	15,797
Distributions declared ($0.415 per share January 2018, $0.430 per share February through December 2018)	—	—	—	(104,245)	—	(8,724)	(112,969)
Change in fair value of interest rate swap agreements	—	—	—	—	9,762	822	10,584
Realized gain on interest rate swap agreements	—	—	—	—	(78)	(6)	(84)
Conversion of eight OP Units to eight shares of common stock	—	684	—	—	—	(684)	—
Redemption of 127 shares of common stock	—	(10,304)	—	—	—	—	(10,304)
Cancellation of nine shares of common stock	—	(748)	—	—	—	—	(748)
Adjustment of non-controlling interests	—	(1,510)	—	—	—	1,510	—

Balance, December 31, 2018	22	1,557,421	—	(155,150)	14,806	111,821	1,528,920
Net income	—	—	—	79,394	—	5,720	85,114
Issuance of 4,639 shares of common stock	5	395,086	—	—	—	—	395,091
Other offering costs	—	(1,649)	—	—	—	—	(1,649)
Distributions declared ($0.430 per share January 2019, $0.440 per share February through December 2019)	—	—	—	(127,014)	—	(9,266)	(136,280)
Change in fair value of interest rate swap agreements	—	—	—	—	(34,701)	(2,671)	(37,372)
Realized gain on interest rate swap agreements	—	—	—	—	(191)	(14)	(205)
Redemption of 417 shares of common stock	(1)	(32,005)	—	(2,593)	—	—	(34,599)
Redemption of 235 shares of common stock with a related party	—	(17,102)	—	(2,898)	—	—	(20,000)
Adjustment of non-controlling interests	—	(5,816)	—	—	—	5,816	—

Balance, December 31, 2019	$26	$1,895,935	$—	$(208,261)	$(20,086)	$111,406	$1,779,020

The accompanying notes are an integral part of these consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31,
	2019	2018	2017
Operating activities
Net income	$85,114	$75,105	$59,555
Adjustments to reconcile net income including non-controlling interest to net cash provided by operating activities:
Depreciation and amortization including intangibles associated with investment in rental property	105,408	83,690	62,759
Provision for impairment of investment in rental properties	3,452	2,061	2,608
Amortization of debt issuance costs charged to interest expense	2,542	1,776	1,893
Straight-line rent and financing lease adjustments	(21,943)	(19,492)	(17,132)
Cost of debt extinguishment	1,176	101	5,151
Gain on sale of real estate	(29,914)	(10,496)	(12,992)
Settlement of interest rate swap	—	760	(1,965)
Gain on sale of investment in related party	—	(8,500)	—
Leasing fees paid	(1,002)	(1,399)	(3,339)
Other non-cash items	466	528	(1,258)
Changes in assets and liabilities:
Tenant and other receivables	92	(876)	(542)
Prepaid expenses and other assets	(136)	(936)	(8)
Accounts payable and other liabilities	8,286	(777)	1,501
Accrued interest payable	(6,183)	6,466	1,709

Net cash provided by operating activities	147,358	128,011	97,940

Investing activities
Acquisition of rental property accounted for using the operating method, net of mortgages assumed of $49,782, $20,845 and $5,205 in 2019, 2018 and 2017, respectively	(997,015)	(575,764)	(657,286)
Related party acquisition of rental property accounted for using the operating method, net of mortgages assumed of $0, $0 and $6,721 in 2019, 2018 and 2017, respectively	—	—	(7,531)
Acquisition of rental property accounted for using the direct financing method	—	(430)	(3,546)
Capital expenditures and improvements	(5,051)	(5,153)	(6,782)
Proceeds from sale of investment in related party	—	18,500	—
Proceeds from disposition of rental property, net	168,759	53,988	63,310
Change in deposits on investments in rental property	1,600	(1,600)	—

Net cash used in investing activities	(831,707)	(510,459)	(611,835)

Financing activities
Proceeds from issuance of common stock, net	329,750	215,902	272,827
Redemptions of common stock	(34,599)	(10,204)	(9,439)
Redemptions of common stock with a related party	(20,000)	—	—
Borrowings on mortgages, notes payable and unsecured term notes, net of mortgages assumed of $49,782, $20,845 and $11,926 in 2019, 2018 and 2017, respectively	750,000	415,000	515,000
Principal payments on mortgages, notes payable and unsecured term notes	(316,940)	(34,722)	(386,080)
Borrowings on unsecured revolving credit facility	434,100	343,600	494,000
Repayments on unsecured revolving credit facility	(377,900)	(475,500)	(323,000)
Cash distributions paid to stockholders	(61,961)	(51,845)	(44,540)
Cash distributions paid to non-controlling interests	(9,248)	(8,638)	(7,574)
Debt issuance and extinguishment costs paid	(7,531)	(2,255)	(10,303)

Net cash provided by financing activities	685,671	391,338	500,891

Net increase (decrease) in cash and cash equivalents and restricted cash	1,322	8,890	(13,004)
Cash and cash equivalents and restricted cash at beginning of period	18,989	10,099	23,103

Cash and cash equivalents and restricted cash at end of period	$20,311	$18,989	$10,099

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents at beginning of period	$18,612	$9,355	$21,635
Restricted cash at beginning of period	377	744	1,468

Cash and cash equivalents and restricted cash at beginning of period	$18,989	$10,099	$23,103

Cash and cash equivalents at end of period	$12,455	$18,612	$9,355
Restricted cash at end of period	7,856	377	744

Cash and cash equivalents and restricted cash at end of period	$20,311	$18,989	$10,099

The accompanying notes are an integral part of these consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in thousands)

December 31, 2019, 2018, and 2017

1. Business Description

Broadstone Net Lease, Inc. (the “Corporation”) is a Maryland corporation formed on October 18, 2007, that elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2008. The Corporation focuses on investing in income-producing, net leased commercial properties, primarily in the United States. The Corporation leases industrial, healthcare, restaurant, office, retail, and other commercial properties under long-term lease agreements. At December 31, 2019, the Corporation owned a diversified portfolio of 646 individual commercial properties located in 41 states throughout the continental United States and in British Columbia, Canada.

Broadstone Net Lease, LLC (the Corporation’s operating company, or the “OP”), is the entity through which the Corporation conducts its business and owns (either directly or through subsidiaries) all of the Corporation’s properties. The Corporation is the sole managing member of the OP. The remaining membership units in the OP (“OP Units”), which are referred to as non-controlling interests, are held by members who acquired their interest by contributing property to the OP in exchange for OP Units. As the Corporation conducts substantially all of its operations through the OP, it is structured as what is referred to as an umbrella partnership real estate investment trust (“UPREIT”). The following table summarizes the economic ownership interest in the OP:

	December 31,
Percentage of shares owned by	2019	2018	2017
Corporation	93.7%	92.7%	92.4%
Non-controlling interests	6.3%	7.3%	7.6%

	100.0%	100.0%	100.0%

The Corporation operates under the direction of its board of directors (the “Board of Directors”), which is responsible for the management and control of the Company’s (as defined below) affairs. For all years presented in these Consolidated Financial Statements, the Corporation was externally managed and its Board of Directors had retained the Corporation’s sponsor, Broadstone Real Estate, LLC (“BRE”) and Broadstone Asset Management, LLC (the “Asset Manager”) to manage the Corporation’s day-to-day affairs, to implement the Corporation’s investment strategy, and to provide certain property management services for the Corporation’s properties, subject to the Board of Directors’ direction, oversight, and approval. The Asset Manager was a wholly owned subsidiary of BRE and all of the Corporation’s officers were employees of BRE. Accordingly, both BRE and the Asset Manager were related parties of the Company. Refer to Note 3 for further discussion concerning related parties and related party transactions conducted during all periods presented and Note 19 for discussion of the Company’s internalization of management functions that occurred in February 2020.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts and operations of the Corporation, the OP, and its consolidated subsidiaries, all of which are wholly owned by the OP (collectively, the “Company”). All intercompany balances and transactions have been eliminated in consolidation.

To the extent the Corporation has a variable interest in entities that are not evaluated under the variable interest entity (“VIE”) model, the Corporation evaluates its interests using the voting interest entity model. The Corporation has complete responsibility for the day-to-day management, authority to make decisions, and control of the OP. Based on consolidation guidance, the Corporation has concluded that the OP is a VIE as the members in the OP do not possess kick-out rights or substantive participating rights. Accordingly, the Corporation consolidates its interest in the OP. However, as the Corporation holds the majority voting interest in the OP, it qualifies for the exemption from providing certain disclosure requirements associated with investments in VIEs.

The portion of the OP not owned by the Corporation is presented as non-controlling interests as of and during the periods presented.

Basis of Accounting

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allocation of purchase price between investment in rental property and intangible assets acquired and liabilities assumed, the value of long-lived assets, the provision for impairment, the depreciable lives of rental property, the amortizable lives of intangible assets and liabilities, the allowance for doubtful accounts, the fair value of assumed debt and notes payable, the fair value of the Company’s interest rate swap agreements, and the determination of any uncertain tax positions. Accordingly, actual results may differ from those estimates.

Investment in Rental Property

Rental property accounted for under operating leases is recorded at cost. Rental property accounted for under direct financing leases is recorded at its net investment, which generally represents the cost of the property at the inception of the lease.

The Company accounts for its acquisitions of real estate as asset acquisitions in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, as substantially all of the fair value of the assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets.

The Company allocates the purchase price of investments in rental property accounted for as asset acquisitions based on the relative fair value of the assets acquired and liabilities assumed. These generally include tangible assets, consisting of land and land improvements, buildings and other improvements, and equipment, and identifiable intangible assets and liabilities, including the value of in-place leases and acquired above-market and below-market leases. Acquisition costs incurred in connection with investments in real estate accounted for as asset acquisitions are capitalized and included with the allocated purchase price. The results of operations of acquired properties are included in the Consolidated Statements of Income and Comprehensive Income from the respective date of acquisition.

Estimated fair value determinations are based on management’s judgment, which considers various factors including real estate market conditions, industry conditions that the tenant operates in, and characteristics of the real estate and/or real estate appraisals.

The estimated fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant. The as-if-vacant value is then allocated to land and land improvements, buildings, and equipment based on comparable sales and other relevant information with respect to the property as estimated by management. Specifically, the “if vacant” value of buildings and equipment is calculated using an income approach. Assumptions used in the income approach to value the buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and land improvement value.

The estimated fair value of acquired in-place leases are the costs that the Company would have had to incur to lease the properties to the occupancy level of the properties at the date of acquisition. Such costs include the fair value of leasing commissions and other operating costs that would have been incurred to lease the properties, had they been vacant, to their acquired occupancy level. Acquired in-place leases as of the date of acquisition are amortized over the remaining non-cancellable lease terms of the respective leases to amortization expense.

Acquired above-market and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the differences between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates at the time of acquisition for the corresponding in-place leases. The capitalized above-market and below-market lease values are amortized as adjustments to rental income over the remaining term of the respective leases.

Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of above-market or below-market lease value is charged to rental income.

Management estimates the fair value of assumed mortgages and notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgages and notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the notes’ outstanding principal balance is amortized to interest expense over the remaining term of the debt.

Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. Real estate taxes, interest costs, and leasing and development costs incurred during construction periods are capitalized. Capitalization is based on qualified expenditures and interest rates. Capitalized real estate taxes, interest costs, and leasing and development costs are amortized over lives which are consistent with the related assets. There were no capitalized interest or real estate taxes during the years ended December 31, 2019, 2018, and 2017.

Long-lived Asset Impairment

The Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If, and when, such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition, and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. A significant judgment is made as to if and when impairment should be taken. If the Company’s strategy, or one or more of the assumptions described above were to change in the future, an impairment may need to be recognized.

Inputs used in establishing fair value for real estate assets generally fall within Level 3 of the fair value hierarchy, which are characterized as requiring significant judgment as little or no current market activity may be available for validation. The main indicator used to establish the classification of the inputs is current market conditions, as derived through the use of published commercial real estate market information. The Company determines the valuation of impaired assets using generally accepted valuation techniques including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties. Management may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

For the years ended December 31, 2019, 2018, and 2017, the Company recorded impairment charges of $3,452, $2,061, and $2,608, respectively. Impairment indicators were identified due to concerns over tenant future viability, property vacancies, or changes to the overall investment strategy for the real estate assets. The amount of the impairment charges were based on management’s consideration of the factors detailed above. In determining the fair value of the impaired assets at September 30, 2019 and March 31, 2019, the measurement dates, and depending on the property being evaluated, the Company utilized a capitalization rate of 14.58%, a weighted average discount rate of 8.00%, and a weighted average price per square foot of $226. In determining the fair value of the impaired assets at September 30, 2018, the measurement date, and depending on the property being evaluated, the Company utilized capitalization rates ranging from 7.50% to 10.00%, and a weighted average discount rate of 8.00%. In determining the fair value of the impaired assets at September 30, 2017, the measurement date, and depending on the property being evaluated, the Company utilized capitalization rates ranging from 7.25% to 12.00%, and a weighted average discount rate of 8.00%.

Investments in Rental Property Held for Sale

The Company classifies investments in rental property as held for sale when all of the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of investment properties, (iii) an active program to locate a buyer and conduct other actions required to complete the sale has been initiated, (iv) the sale of the property is probable in occurrence and is expected to qualify as a completed sale, (v) the property is actively marketed for sale at a sale price that is reasonable in relation to its fair value, and (vi) actions required to complete the sale indicate that it is unlikely that any significant changes will be made or that the plan to sell will be withdrawn.

For properties classified as held for sale, the Company suspends depreciation and amortization of the related assets, including the acquired in-place lease and above- or below-market lease intangibles, as well as straight-line revenue recognition of the associated lease, and records the investment in rental property at the lower of cost or net realizable value. The assets and liabilities associated with the properties classified as held for sale are presented separately on the Consolidated Balance Sheets for the most recent reporting period. At December 31, 2019 and 2018, the Company did not have any properties that met the held for sale criteria.

Sales of Real Estate

The Company adopted ASU 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets, effective January 1, 2018 on a prospective basis. Under ASU 2017-05, the Company’s sales of real estate are generally considered to be sales to non-customers, requiring the Company to identify each distinct non-financial asset promised to the buyer. The Company determines whether the buyer obtains control of the non-financial assets, achieved through the transfer of the risks and rewards of ownership of the non-financial assets. If control is transferred to the buyer, the Company derecognizes the asset.

If the Company determines that it did not transfer control of the non-financial assets to the buyer, the Company analyzes the contract for separate performance obligations and allocates a portion of the sales price to each performance obligation. As performance obligations are satisfied, the Company recognizes the respective income in the Consolidated Statements of Income and Comprehensive Income.

Prior to the adoption of ASU 2017-05, the Company recognized real estate sales when all of the following criteria were met: (i) a sale was consummated, (ii) the buyer had demonstrated an adequate commitment to pay for the property, (iii) the Company’s receivable was not subject to future subordination, and (iv) the Company had transferred the risks and rewards of ownership to the buyer and did not have continuing involvement. Unless all conditions were met, recognition of all or a portion of the profit was deferred.

The Company presents discontinued operations if disposals of properties represent a strategic shift in operations. Those strategic shifts would need to have a major effect on the Company’s operations and financial results in order to meet the definition. For the years ended December 31, 2019, 2018, and 2017, the Company did not have property dispositions that qualified as discontinued operations.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Land improvements	15 years
Buildings and improvements	15 to 39 years
Equipment	7 years

Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity at date of acquisition of three months or less, including money market funds. The Company estimates that the fair value of cash equivalents approximates the carrying value due to the relatively short maturity of these instruments.

Restricted Cash

Restricted cash includes escrow funds the Company maintains pursuant to the terms of certain mortgages, notes payable, and lease agreements, and undistributed proceeds from the sale of properties under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”), and is reported within Prepaid expenses and other assets in the Consolidated Balance Sheets.

Restricted cash consisted of the following:

	December 31,
(in thousands)	2019	2018
Escrow funds and other	$2,311	$377
Undistributed 1031 proceeds	5,545	—

	$7,856	$377

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of the Company’s property related contracts are or contain leases, and therefore revenue is recognized when the lessee takes possession of or controls the physical use of the leased assets. In most instances this occurs on the lease commencement date. At the time of lease assumption or at the inception of a new lease, including new leases that arise from amendments, the Company assesses the terms and conditions of the lease to determine the proper lease classification.

Certain of the Company’s leases require tenants to pay rent based upon a percentage of the property’s net sales (“percentage rent”) or contain rent escalators indexed to future changes in the CPI. Lease income associated with such provisions is considered variable lease income and therefore is not included in the initial measurement of the lease receivable, or in the calculation of straight-line rent revenue. Such amounts are recognized as income when the amounts are determinable.

Leases Executed on or After Adoption of ASC 842

A lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee at the end of the lease term, (ii) the lessee has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use to the Company at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the lessee, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842.

ASC 842 requires the Company to account for the right to use land as a separate lease component, unless the accounting effect of doing so would be insignificant. Determination of significance requires management judgment. In determining whether the accounting effect of separately reporting the land component from other components for its real estate leases is significant, the Company assesses: (i) whether separating the land component impacts the classification of any lease component, (ii) the value of the land component in the context of the overall contract, and (iii) whether the right to use the land is coterminous with the rights to use the other assets.

Leases Executed Prior to Adoption of ASC 842

A lease arrangement was classified as an operating lease if none of the following criteria were met: (i) ownership transferred to the lessee prior to or shortly after the end of the lease term, (ii) the lessee had a bargain purchase option during or at the end of the lease term, (iii) the lease term was greater than or equal to 75% of the underlying property’s estimated useful life, or (iv) the present value of the future minimum lease payments (excluding executory costs) was greater than or equal to 90% of the fair value of the leased property. If one or more of these criteria were met, and the minimum lease payments were determined to be reasonably predictable and collectible, the lease arrangement was generally accounted for as a direct financing lease. Consistent with ASC 840, Leases, if the fair value of the land component was 25% or more of the total fair value of the leased property, the land was considered separately from the building for purposes of applying the lease term and minimum lease payments criterion in (iii) and (iv) above.

Revenue Recognition Under ASC 842 and ASC 840

Revenue recognition methods for operating leases, direct financing leases, and sales-type leases are described below:

Rental property accounted for under operating leases – Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as Accrued rental income on the Consolidated Balance Sheets.

Rental property accounted for under direct financing leases – The Company utilizes the direct finance method of accounting to record direct financing lease income. The net investment in the direct financing lease represents receivables for the sum of future lease payments to be received and the estimated residual value of the leased property, less unamortized unearned income (which represents the difference between undiscounted cash flows and discounted cash flows). Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Rental property accounted for under sales-type leases – For leases accounted for as sales-type leases, the Company records selling profit arising from the lease at inception, along with the net investment in the lease. The Company leases assets through the assumption of existing leases or through sale-leaseback transactions, and records such assets at their fair value at the time of acquisition, which in most cases coincides with lease inception. As a result, the Company does not generally recognize selling profit on sales-type leases. The net investment in the sales-type lease represents receivables for the sum of future lease payments and the estimated unguaranteed residual value of the leased property, each measured at net present value. Interest income is recorded over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Certain of the Company’s lease contracts contain nonlease components (e.g., charges for management fees, common area maintenance, and reimbursement of third-party maintenance expenses) in addition to lease components (i.e., monthly rental charges). Services related to nonlease components are provided over the same period of time as, and billed in the same manner as, monthly rental charges. The Company elected to apply the practical expedient available under ASC 842, for all classes of assets, not to separate the lease components from the nonlease components when accounting for operating leases. Since the lease component is the predominant component under each of these leases, combined revenues from both the lease and nonlease components are reported as Lease revenues in the accompanying Consolidated Statements of Income and Comprehensive Income.

Rent Received in Advance

Rent received in advance represents tenant payments received prior to the contractual due date, and is included in Accounts payable and other liabilities on the Consolidated Balance Sheets. Rent received in advance is as follows:

	December 31,
(in thousands)	2019	2018
Rents received in advance	$13,368	$7,832

Allowance for Doubtful Accounts

Prior to the adoption of ASC 842, provisions for doubtful accounts were recorded as bad debt expense and included in General and administrative expenses on the accompanying Consolidated Statements of Income and Comprehensive Income. Subsequent to the adoption of ASC 842, provisions for doubtful accounts are recorded prospectively as an offset to Lease revenues on the accompanying Consolidated Statements of Income and Comprehensive Income.

The following table summarizes the changes in the allowance for doubtful accounts:

	For the years ended December 31,
(in thousands)	2019	2018	2017
Balance as of January 1	$2,086	$742	$323
Provision for doubtful accounts	441	1,521	419
Write-offs	(2,527)	(177)	—

Balance as of December 31	$—	$2,086	$742

Tenant and Capital Reserves

The terms of certain of the Company’s operating leases require the establishment of tenant and capital reserves. Under the tenant reserve requirements, tenant-funded amounts are deposited into an escrow account, to be used to fund certain costs to maintain the rental properties. Under the capital reserve lease requirements, the tenants are required to pay additional amounts into an escrow account to fund capital improvements, replacements, and repairs made to the properties. The Company has no obligation to fund capital improvements beyond these reserve balances.

The balances of the tenant and capital reserves are included in Accounts payable and other liabilities on the Consolidated Balance Sheets and are as follows:

	December 31,
(in thousands)	2019	2018
Tenant reserve	$922	$774
Capital reserve	872	362

	$1,794	$1,136

The corresponding cash balances are recorded in Prepaid expenses and other assets on the Consolidated Balance Sheets.

Debt Issuance Costs

In accordance with ASC 835, Interest, debt issuance costs related to Mortgages and notes payable, Unsecured term notes and senior notes are reported as a direct deduction from the carrying amount of the related liability, consistent with debt discounts, in the Consolidated Balance Sheets. Debt issuance costs associated with the unsecured revolving credit facility (the “Revolving Credit Facility”) are reported as an asset on the Consolidated Balance Sheets.

Debt issuance costs incurred in connection with the Company’s unsecured Revolving Credit Facility, mortgages and notes payable, and unsecured term notes and senior notes have been deferred and are being amortized over the term of the respective loan commitment using the straight-line method, which approximates the effective interest method.

The following table summarizes debt issuance costs:

	December 31,
(in thousands)	2019	2018
Unsecured revolving credit facility:
Debt issuance costs	$4,692	$3,431
Less accumulated amortization	(2,312)	(1,170)

	$2,380	$2,261

Mortgages and notes payable:
Debt issuance costs	$667	$834
Less accumulated amortization	(309)	(335)

	$358	$499

Unsecured term notes:
Debt issuance costs	$9,898	$6,997
Less accumulated amortization	(1,979)	(2,770)

	$7,919	$4,227

Deferred Initial Public Offering Costs

The Company has incurred certain costs in connection with its anticipated initial public offering (“IPO”). The Company capitalizes such deferred IPO costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees. The deferred IPO costs will be offset against IPO proceeds upon the consummation of an offering. Should the planned IPO be abandoned, the deferred IPO costs will be expensed immediately as a charge to operating expenses in the Consolidated Statement of Income and Comprehensive

Income. At December 31, 2019, deferred IPO costs were $668, and were included within Prepaid expenses and other assets on the Consolidated Balance Sheets.

Leasing Fees

Leasing fees represent costs incurred to lease properties to tenants and are capitalized as they are incremental costs of a lease that would not have been incurred if the lease had not been obtained. Leasing fees are amortized using the straight-line method over the term of the lease to which they relate, which range from 9 to 29 years.

Derivative Instruments

The Company uses interest rate swap agreements to manage risks related to interest rate movements. The interest rate swap agreements, designated and qualifying as cash flow hedges, are reported at fair value. The Company early adopted ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting and Hedging Activities, effective January 1, 2018 on a modified retrospective basis. ASU 2017-12 amended the designation and measurement guidance for qualifying hedging transactions and the presentation of hedge results in an entity’s financial statements.

Prior to the adoption of ASU 2017-12, the gain or loss on the effective portion of the hedge was initially included as a component of other comprehensive income or loss and was subsequently reclassified into earnings when interest payments on the related debt were incurred and as the swap net settlements occurred. If and when there was ineffectiveness realized on a swap agreement, the Company recognized the ineffectiveness as a component of interest expense in the period incurred.

ASU 2017-12 removed the concept of separately measuring and reporting hedge ineffectiveness and requires a company to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. In accordance with ASU 2017-12, the gain or loss on the qualifying hedges is initially included as a component of other comprehensive income or loss and is subsequently reclassified into earnings when interest payments (the forecasted transactions) on the related debt are incurred and as the swap net settlements occur.

When an existing cash flow hedge is terminated, the Company determines the accounting treatment for the accumulated gain or loss recognized in Accumulated other comprehensive (loss) income based on the probability of the hedged forecasted transaction occurring within the period the cash flow hedge was anticipated to affect earnings. If the Company determines that the hedged forecasted transaction is probable of occurring during the original period, the accumulated gain or loss is reclassified into earnings over the remaining life of the cash flow hedge using a straight-line method, which approximates an effective interest method. If the Company determines that the hedged forecasted transaction is not probable of occurring during the original period, the entire amount of accumulated gain or loss is reclassified into earnings in the period the cash flow hedge is terminated.

The Company documents its risk management strategy and hedge effectiveness at the inception of, and during the term of, each hedge. The Company’s interest rate risk management strategy is intended to stabilize cash flow requirements by maintaining interest rate swap agreements to convert certain variable-rate debt to a fixed rate.

Property Loss and Insurance Recoveries

Property losses, whether full or partial, are accounted for using a combination of impairment, insurance, and revenue recognition guidance prescribed by GAAP. Upon incurring a loss event, the Company evaluates for asset impairment under ASC 350, Intangibles – Goodwill and Other, and ASC 360, Property, Plant, and Equipment. Under the terms of the Company’s lease agreements with tenants, a majority of which are net leases (whereby the tenants are responsible for insurance, taxes, and maintenance, among other property costs), the tenants are responsible for repairs and maintenance to the properties. The terms of the leases also require the tenants to continue making their monthly rental payments despite the property loss. To the extent that the assets are recoverable, determined utilizing undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition, the Company accounts for a full or partial property loss as an acceleration of depreciation and evaluates whether all or a portion of the property loss can be offset by the recognition of insurance recoveries.

Under the terms of the lease agreements with tenants, in the case of full or partial loss to a property, the tenant has an obligation to restore/rebuild the premises as nearly as possible to its value, condition and character immediately prior to such event. To mitigate the risk of loss, the Company requires tenants to maintain general liability insurance policies on the replacement value of the properties. Based on these considerations, the Company follows the guidance in ASC 610-30, Other Income – Gains and Losses on Involuntary Conversions, for the conversion of nonmonetary assets (i.e., the properties) to monetary assets (i.e., insurance recoveries or tenant recoveries). Under ASC 610-30, once probable of receipt, the Company recognizes an insurance/tenant recovery receivable in Tenant and other receivables, net, in the Consolidated Balance Sheets, with a corresponding offset to the accelerated depreciation recognized in the Consolidated Statements of Income and Comprehensive Income. If the insurance/tenant recovery is less than the amount of accelerated depreciation recognized, the Company will recognize a net loss in the Consolidated Statements of Income and Comprehensive Income. If the insurance/tenant recovery is greater than the amount of accelerated depreciation recognized, the Company will only recognize a recovery up to the amount of the accelerated depreciation, and will account for the excess as a gain contingency in accordance with ASC 450-30, Gain Contingencies. Gain contingencies are recognized when earned and realized, which typically will occur at the time of final settlement or when non-refundable cash advances are received.

Non-controlling Interests

Non-controlling interests represents the membership interests held in the OP of 6.3%, 7.3%, and 7.6% at December 31, 2019, 2018, and 2017, respectively, by third parties which are accounted for as a separate component of equity.

The Company periodically adjusts the carrying value of non-controlling interests to reflect their share of the book value of the OP. Such adjustments are recorded to Additional paid-in capital as a reallocation of Non-controlling interests in the Consolidated Statements of Stockholders’ Equity.

Subscriptions Receivable

Subscriptions receivable is related to shares issued to the Corporation’s stockholders for which the proceeds have not yet been received solely due to the fact of timing of transfers from the escrow agent holding the funds. The receivables have been fully collected during the following month after the balance sheet date of the Consolidated Financial Statements. In accordance with the Securities and Exchange Commission (“SEC”) Rule 5-02.30 of Regulation S-X, the Company records its subscriptions receivable as a deduction from Stockholder’s equity in the accompanying Consolidated Balance Sheets.

Segment Reporting

The Company currently operates in a single reportable segment, which includes the acquisition, leasing, and ownership of net leased properties. The Company’s chief operating decision maker assesses, measures, and reviews the operating and financial results at the consolidated level for the entire portfolio, and therefore, each property or property type is not considered an individual operating segment. The Company does not evaluate the results of operations based on geography, size, or property type.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable, available-for-sale equity securities that are traded in an active exchange market.

Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are derivative contracts whose value is determined using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The balances of financial instruments measured at fair value on a recurring basis are as follows (see Note 11):

	December 31, 2019
(in thousands)	Total	Level 1	Level 2	Level 3
Interest rate swap, assets	$2,911	$—	$2,911	$—
Interest rate swap, liabilities	(24,471)	—	(24,471)	—

	$(21,560)	$—	$(21,560)	$—

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Interest rate swap, assets	$17,633	$—	$17,633	$—
Interest rate swap, liabilities	(1,820)	—	(1,820)	—

	$15,813	$—	$15,813	$—

Interest rate swaps are derivative instruments that have no quoted readily available Level 1 inputs, and therefore are measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy, using an income approach. Specifically, the fair value of the interest rate swaps is determined using a discounted cash flow analysis on the expected future cash flows of each instrument. This analysis utilizes observable market data including yield curves and implied volatilities to determine the market’s expectation of the future cash flows of the variable component. The fixed and variable components of the interest rate swaps are then discounted using calculated discount factors developed based on the overnight indexed swap (“OIS”) curve and are aggregated to arrive at a single valuation for the period. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest rate swaps utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. At December 31, 2019 and 2018, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its interest rate swap valuations in their entirety are appropriately classified within Level 2 of the fair value hierarchy.

The Company has estimated that the carrying amount reported on the Consolidated Balance Sheets for Cash and cash equivalents, Prepaid expenses and other assets, Tenant and other receivables, net, and Accounts payable and other liabilities approximates their fair values due to their short-term nature.

The fair value of the Company’s debt was estimated using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), U.S. Treasury obligation interest rates, and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect the Company’s judgment as to the approximate current lending rates for loans or groups of loans with similar maturities and assumes that the debt is outstanding through maturity. Market information, as available, or present value techniques were utilized to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist on specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

The following table summarizes the carrying amount reported on the Consolidated Balance Sheets and the Company’s estimate of the fair value of the Mortgages and notes payable, net, Unsecured term notes, net, and Unsecured revolving credit facility:

	December 31,
(in thousands)	2019	2018
Carrying amount	$1,989,451	$1,450,551
Fair value	2,047,860	1,439,264

As disclosed under the Long-lived Asset Impairment section elsewhere in Note 2, the Company’s non-recurring fair value measurements at December 31, 2019 and 2018, consisted of the fair value of impaired real estate assets that were determined using Level 3 inputs.

Income Taxes

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 2008. The Company believes it is organized and operates in such a manner as to qualify for treatment as a REIT, and intends to operate in the foreseeable future in such a manner so that it will remain qualified as a REIT for U.S. federal income tax purposes. Accordingly, the Company is not subject to U.S. federal corporate income tax to the extent its dividends paid deduction exceeds its taxable income, as defined in the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying Consolidated Financial Statements, except for U.S. federal income taxes of the Company’s taxable REIT subsidiaries (“TRS”). The Company has wholly-owned subsidiaries that elected to be treated as a TRS and are subject to U.S. federal, state and local income taxes at regular corporate tax rates. The income tax expense incurred by the TRS entities did not have a material impact on the Company’s accompanying Consolidated Financial Statements.

The Company is subject to state and local income or franchise taxes and foreign taxes in certain jurisdictions in which some of its properties are located and records these within Income taxes in the accompanying Statements of Income and Comprehensive Income when due.

The Company is required to file income tax returns with federal, state, and Canadian taxing authorities. At December 31, 2019, the Company’s U.S. federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2016 through 2018 tax years.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-

likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

The Company has determined that it has no uncertain tax positions at December 31, 2019 and 2018, or for the years ended December 31, 2019, 2018, and 2017, which include the tax status of the Company.

Interest and penalties related to income taxes are charged to tax expense during the year in which they are incurred.

Taxes Collected From Tenants and Remitted to Governmental Authorities

A majority of the Company’s properties are leased on a net basis, which provides that the tenants are responsible for the payment of property operating expenses, including, but not limited to, property taxes, maintenance, insurance, repairs, and capital costs, during the lease term. The Company records such expenses on a net basis.

In other situations, the Company may collect property taxes from its tenants and remit those taxes to governmental authorities. Taxes collected from tenants and remitted to governmental authorities are presented on a gross basis, where amounts billed to tenants are included in Lease revenues, and the corresponding expense is included in Property and operating expense in the accompanying Consolidated Statements of Income and Comprehensive Income.

Right-of-Use Assets and Lease Liabilities

As described in Recently Adopted Accounting Standards elsewhere in Note 2, the Company adopted the provisions of ASC 842 as of January 1, 2019. In accordance with ASC 842, the Company records right-of-use assets and lease liabilities associated with leases of land where it is the lessee under non-cancelable operating leases (“ground leases”). The lease liability is equal to the net present value of the future payments to be made under the lease, discounted using estimates based on observable market factors. The right-of-use asset is generally equal to the lease liability plus initial direct costs associated with the leases. The Company includes in the recognition of the right-of-use asset and lease liability those renewal periods that are reasonably certain to be exercised, based on the facts and circumstances that exist at lease inception. Amounts associated with percentage rent provisions are considered variable lease costs and are not included in the initial measurement of the right-of-use asset or lease liability. As allowed under ASC 842, the Company has made an accounting policy election, applicable to all asset types, to not separate lease from nonlease components when allocating contract consideration related to ground leases.

Right-of-use assets and lease liabilities associated with ground leases were included in the accompanying Consolidated Balance Sheets as follows:

(in thousands)	Financial Statement Presentation	December 31, 2019

Right-of-use assets	Prepaid expenses and other assets	$1,614
Lease liabilities	Accounts payable and other liabilities	1,209

Rental Expense

Rental expense associated with ground leases is recorded on a straight-line basis over the term of each lease, for leases that have fixed and measurable rent escalations. Under the provisions of ASC 842, the difference between rental expense incurred on a straight-line basis and the cash rental payments due under the provisions of the lease is recorded as part of the right-of-use asset in the accompanying December 31, 2019 Consolidated Balance Sheet. Prior to the adoption of ASC 842, at December 31, 2018, this difference was recorded as a deferred liability and was included as a component of Accounts payable and other liabilities in the accompanying Consolidated Balance Sheets. Amounts associated with percentage rent provisions based on the achievement of sales targets are recognized as variable rental expense when achievement of the sales targets are considered probable. Rental expense is included in Property and operating expenses on the accompanying Consolidated Statements of Income and Comprehensive Income.

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic ASC 842), which superseded the existing guidance for lease accounting, ASC 840. ASC 842 is effective January 1, 2019, with early adoption permitted. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability, initially measured at the present value of lease payments, for both operating and financing leases. Under the new pronouncement, lessor accounting is largely unchanged from prior GAAP, however disclosures were expanded. The Company adopted ASC 842 on January 1, 2019 on a modified retrospective basis and elected the following practical expedients:

•

The “Package of Three,” which allows an entity to not reassess (i) whether any expired or existing contracts are, or contain, leases, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for existing leases.

•

The optional transition method to initially apply the guidance of ASC 842 at the adoption date and to recognize a cumulative-effect adjustment to the opening balance of retained earnings. As a result of electing this practical expedient, the Company’s reporting for the comparative periods presented will continue to be in accordance with ASC 840, including the required disclosures.

•

The ability to make an accounting policy election, by class of underlying asset, to not separate nonlease components from the associated lease component and to account for those components as a single component if certain conditions are met.

ASC 842 requires all income from leases to be presented as a single line item, rather than the prior presentation where rental income from leases was shown separately from amounts billed and collected as reimbursements from tenants on the Consolidated Statements of Income and Comprehensive Income. In addition, bad debt expense is required to be recorded as an adjustment to Lease revenues, rather than recorded within Operating expenses on the Consolidated Statements of Income and Comprehensive Income, as had previously been the case.

The Company is primarily a lessor and therefore adoption of ASC 842 did not have a material impact on its Consolidated Financial Statements. Upon adoption of ASC 842, it was not necessary for the Company to record a cumulative-effect adjustment to the opening balance of retained earnings, however the Company recognized a right-of-use asset and corresponding lease liability as of January 1, 2019, of $1,687 and $1,261, respectively, related to operating leases where it is the lessee (see Note 18). The right-of-use asset was recorded net of a previously recorded straight-line rent liability of $7 and ground lease intangible asset, net of $432 as of the date of adoption.

In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. Previously under Topic 815, the eligible benchmark interest rates in the United States were the interest rates on direct Treasury obligations of the U.S. government (UST), the LIBOR swap rate, the OIS Rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate, which was introduced in ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The amendments in

ASU 2018-16 permit the use of the OIS rate based on SOFR as a benchmark interest rate for hedge accounting purposes under Topic 815. The amendments in this update were effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years for public business entities that already adopted the amendments in ASU 2017-12 (which the Company adopted effective January 1, 2018). The Company adopted ASU 2018-16 as of January 1, 2019 on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. Adoption of this guidance had no impact on the Consolidated Financial Statements.

Other Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses which changes how entities measure credit losses for most financial assets. Financial assets that are measured at amortized cost will be required to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The guidance requires an entity to utilize broader information in estimating the expected credit loss, including forecasted information. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses which clarified that operating lease receivables recorded by lessors are explicitly excluded from the scope of this guidance. In May 2019, the FASB issued ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief, which provides entities with an option to irrevocably elect the fair value option for eligible instruments upon adoption of Topic 326. ASU 2016-13 is effective January 1, 2020, with early adoption permitted beginning on January 1, 2019, under a modified retrospective application. The new guidance will apply to the Company’s investments in direct financing leases, which totaled $41,890, or 1.1% of the Company’s total assets, at December 31, 2019, and related to 16 individual leases. Due to the nature of its activities, the Company’s lease portfolio has historically not included a significant number of direct financing leases, and the Company has not experienced significant collection issues on its direct financing lease receivables. Accordingly, the Company does not anticipate that adoption of ASU 2016-13 will result in a material allowance for credit losses being recorded as a transition adjustment, or have an ongoing material impact on its results of operations.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments under ASU 2018-13 remove, add, and modify certain disclosure requirements on fair value measurements in ASC 820. The modifications and new disclosures required by the new standard primarily relate to disclosures around recurring Level 3 fair value measurements, and investments by the company in entities that calculate net asset value, neither of which are relevant to the Company’s current recurring fair value measurements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company will adopt the new standard on a prospective basis on January 1, 2020, but does not anticipate a significant change in its financial statement disclosures.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which clarifies and improves guidance within the recently issued standards on credit losses, hedging, and recognition and measurement of financial instruments. The Company assessed the impact of the changes to Topic 326 in connection with its adoption of ASU 2018-13 discussed above. The provisions of ASU 2019-04 relating to Topics 815 and 825 relate to clarifying the provisions of existing guidance that are not applicable to the Company.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period’s presentation, including certain items described below which resulted from the adoption of ASC 842.

Components of revenue that were previously reported as Rental income from operating leases, Earned income from direct financing leases, Operating expenses reimbursed from tenants, and Other income from real estate transactions, on the Consolidated Statements of Income and Comprehensive Income, have been combined and reported as Lease revenues on the Consolidated Statements of Income and Comprehensive Income as follows:

As originally reported	For the years ended December 31,
(in thousands)	2018	2017
Revenues
Rental income from operating leases	$222,208	$170,493
Earned income from direct financing leases	3,941	4,141
Operating expenses reimbursed from tenants	11,221	6,721
Other income from real estate transactions	109	208

Total revenues	$237,479	$181,563

As revised	For the years ended December 31,
(in thousands)	2018	2017
Revenues
Lease revenues	$237,479	$181,563

In addition, as discussed in Recently Adopted Accounting Standards, in connection with recording the transition adjustment for the right-of-use asset related to operating leases where the Company is the lessee, amounts reported as ground lease intangible assets, net and ground lease straight-line rent liabilities on the Consolidated Balance Sheet at December 31, 2018, were reclassified as of January 1, 2019, and are now included as components of the right-of-use asset.

The Company reclassified Restricted cash of $377 and Tenant and capital reserves of $1,136 to Prepaid expenses and other assets on the Consolidated Balance Sheets at December 31, 2018, to conform with the current period presentation. Additionally, Tenant improvement allowances of $2,125 were reclassified to Accounts payable and other liabilities on the Consolidated Balance Sheets at December 31, 2018, to conform with the current presentation. The reclassifications are changes from one acceptable presentation to another acceptable presentation.

The Company reclassified $857 and $624 of Income taxes from a component of Operating expenses to a component of Other income (expenses), on the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2018 and December 31, 2017, to conform with the current period presentation. The reclassifications are changes from one acceptable presentation to another acceptable presentation.

3. Related-Party Transactions

As discussed in Note 19, on February 7, 2020, the Company completed three mergers providing for the internalization of the external management functions previously performed by BRE and the Asset Manager (the “Internalization”). Prior to the Internalization, BRE, a related party in which certain directors of the Corporation had either a direct or indirect ownership interest, and the Asset Manager were considered to be related parties, including during all periods covered by these Consolidated Financial Statements.

Property Management Agreement

The Corporation and the OP were parties to a property management agreement (as amended, the “Property Management Agreement”) with BRE. Under the terms of the Property Management Agreement, BRE managed and coordinated certain aspects of the leasing of the Corporation’s rental property.

In exchange for services provided under the Property Management Agreement, BRE received certain fees and other compensation as follows:

(i)

3% of gross rentals collected each month from the rental property for property management services (other than one property, which called for 5% of gross rentals under the Property Management Agreement); and

(ii)	Re-leasing fees for existing rental property equal to one month’s rent for a new lease with an existing tenant and two months’ rent for a new lease with a new tenant.

In addition, prior to January 1, 2018, BRE was able to provide, but was not obligated to provide, short-term financing to, or guarantees for, the OP. In exchange for these services, BRE was entitled to receive an interest rate of up to the prime rate plus 1.00% in exchange for any advances to the OP, and 0.05% for guaranteeing recourse carve-outs on financing arrangements. No such advances or guarantees were made during the year ended December 31, 2017.

Upon completion of the Internalization, the Property Management Agreement was terminated and there will be no future property management fees payable to BRE. The Internalization was not considered a termination event under the Property Management Agreement. No fees were payable to BRE as a result of the Internalization.

Asset Management Agreement

The Corporation and the OP were parties to an asset management agreement (as amended the “Asset Management Agreement”) with the Asset Manager, a single member limited liability company with BRE as the single member, and therefore a related party in which certain directors of the Corporation had an indirect ownership interest. Under the terms of the Asset Management Agreement, the Asset Manager was responsible for, among other things, the Corporation’s acquisition, initial leasing, and disposition strategies, financing activities, and providing support to the Corporation’s Independent Directors Committee (“IDC”) for its valuation functions and other duties. The Asset Manager also nominated two individuals to serve on the Board of Directors of the Corporation.

Under the terms of the Asset Management Agreement, the Asset Manager was compensated as follows:

(i)

a quarterly asset management fee equal to 0.25% of the aggregate value of common stock, based on the    per share value as determined by the IDC each quarter, on a fully diluted basis as if all interests in the OP had been converted into shares of the Corporation’s common stock;

(ii)	0.5% of the proceeds from future equity closings as reimbursement for offering, marketing, and brokerage expenses;

(iii)

1% of the gross purchase price paid for each rental property acquired (other than acquisitions described in (iv) below), including any property contributed in exchange for membership interests in the OP;

(iv)

2% of the gross purchase price paid for each rental property acquired in the event that the acquisition of a rental property required a new lease (as opposed to the assumption of an existing lease), such as a sale-leaseback transaction;

(v)	1% of the gross sale price received for each rental property disposition; and

(vi)

for the years ended December 31, 2019 and 2018, 1% of the Aggregate Consideration, as defined in the Asset Management Agreement, received in connection with a Disposition Event. The Asset Management Agreement defined a Disposition Event in the same manner as a Termination Event was defined in the Property Management Agreement discussed above.

Upon completion of the Internalization, the Asset Management Agreement was terminated and there will be no future asset management fees payable to the Asset Manager. The Internalization was not considered a termination event under the Asset Management Agreement. No fees were payable to the Asset Manager as a result of the Internalization.

Total fees incurred under the Property Management Agreement and Asset Management Agreement are as follows:

(in thousands)	Financial Statement Presentation	For the years ended December 31,
Type of Fee		2019	2018	2017
Asset management fee	Asset management fees	$21,863	$18,173	$14,754
Property management fee	Property management fees	8,256	6,529	4,988

Total management fee expense		30,119	24,702	19,742
Marketing fee (offering costs)	Additional paid-in capital	1,649	1,158	1,380
Acquisition fee	Capitalized as a component of assets acquired	10,319	5,907	6,580
Leasing and re-leasing fees	Leasing fees, net	843	1,399	3,339
Disposition fee	Gain on sale of real estate	1,765	573	605

Total management fees		$44,695	$33,739	$31,646

Included in Due to related parties on the Consolidated Balance Sheets at December 31, 2018, are $114 of unpaid management fees. There were no unpaid management fees at December 31, 2019. All fees related to the Property Management Agreement and the Asset Management Agreement are paid for in cash within the Company’s normal payment cycle for vendors.

Investment in Related Party

On June 30, 2015, the Company issued 139 shares with a value of $10,000 to BRE in exchange for 100 non-voting convertible preferred units of BRE, which represented a 6.4% ownership interest in BRE at the time of the transaction on a fully-diluted basis. The Company had the right to convert the preferred units to non-voting common units of BRE between January 1, 2018 and December 31, 2019. Subsequent to the conversion period, BRE had the option to redeem the convertible preferred units at their original value of $10,000, plus any accrued and unpaid preferred return. On July 31, 2018, the Company sold its investment to an existing owner of BRE. The preferred units were sold for an aggregate sales price of $18,500 and had a carrying value of $10,000 at the time of sale. The transaction was approved by the Board of Directors and IDC. The preferred units provided a stated preferred return at inception of 7.0% with 0.25% increases every June 30th. Preferred distributions related to the investment in BRE for the years ended December 31, 2018 and 2017 amounted to $440 and $737, respectively.

Redemption of Shares from Related Party

In accordance with the definitive merger agreement (the “Merger Agreement”) entered into as part of Internalization, during December 2019, the Company redeemed 235 shares of its common stock from BRE, representing BRE’s entire ownership interest in the Company. The shares were redeemed at $85 per share, the current Determined Share Value, for total consideration of $20,000.

4. Acquisitions

The Company closed on the following acquisitions during the year ended December 31, 2019:

	Property Type	Number of Properties	Real Estate Acquisition Price
(in thousands, except number of properties)
Date
January 31, 2019	Healthcare	1	$4,747
March 12, 2019	Industrial	1	10,217
March 15, 2019	Retail	10	13,185
March 19, 2019	Retail	14	19,128
March 26, 2019	Industrial	1	25,801
April 30, 2019	Industrial	1	76,000	(a)
May 21, 2019	Retail	2	6,500
May 31, 2019	Retail	1	3,192
June 7, 2019	Office	1	30,589
June 26, 2019	Industrial	2	11,180
July 15, 2019	Restaurant	1	3,214
July 15, 2019	Industrial	1	11,330
July 31, 2019	Healthcare	5	27,277
August 27, 2019	Industrial	1	4,404
August 29, 2019	Industrial/Office	23	735,740
September 17, 2019	Industrial	1	11,185
October 31, 2019	Retail/Healthcare	3	12,922
November 7, 2019	Restaurant	1	3,142
November 20, 2019	Retail	1	7,385
November 22, 2019	Industrial	1	6,500
November 27, 2019	Retail	2	8,243

		74	$1,031,881	(b)

(a)	In conjunction with this acquisition, the Company assumed a mortgage with a principal balance of $49,782 with an interest rate at 4.92% and a maturity date of February 2028 (see Note 10).
(b)	Acquisition price does not include capitalized acquisition costs of $17,631.

The Company closed on the following acquisitions during the year ended December 31, 2018:

	Property Type	Number of Properties	Real Estate Acquisition Price
(in thousands, except number of properties)
Date
March 27, 2018	Industrial	1	$22,000
March 30, 2018	Industrial/Retail	26	78,530
April 30, 2018	Other	1	16,170	(c)
June 6, 2018	Industrial	1	8,500
June 14, 2018	Industrial	1	39,700
June 14, 2018	Retail	6	14,479
June 21, 2018	Retail	1	20,231
June 21, 2018	Industrial	1	38,340	(d)
June 29, 2018	Industrial	1	10,400
June 29, 2018	Retail	2	6,433	(e)
July 12, 2018	Industrial	1	11,212
July 17, 2018	Retail	5	14,845
July 17, 2018	Office	1	34,670
August 6, 2018	Industrial	2	4,802
August 10, 2018	Retail	20	44,977
October 11, 2018	Healthcare	4	17,448
October 26, 2019	Industrial	1	8,816
October 31, 2018	Retail	1	2,016
November 30, 2018	Retail	3	5,357
December 4, 2018	Retail	2	6,036
December 6, 2018	Healthcare	6	46,100
December 12, 2018	Healthcare	1	20,312
December 20, 2018	Industrial	1	18,250
December 20, 2018	Healthcare	18	93,129
December 28, 2018	Industrial	1	10,035
December 28, 2018	Healthcare	5	14,037

		113	$606,825	(f)

(c)	In conjunction with this acquisition, the Company settled a note receivable with the seller in the amount of $3,700, in exchange for a reduction in the cash paid for the transaction (see Note 8).
(d)	In conjunction with this acquisition, the Company assumed a mortgage with a principal balance of $20,845 with an interest rate at 4.36% and a maturity date of August 2025 (see Note 10).
(e)	In conjunction with this acquisition, the Company settled a note receivable with the seller in the amount of $2,827, in exchange for a reduction in the cash paid for the transaction (see Note 8).
(f)	Acquisition price does not include capitalized acquisition costs of $12,643.

The Company closed on the following acquisitions during the year ended December 31, 2017:

	Property Type	Number of Properties	Real Estate Acquisition Price
(in thousands, except number of properties)
Date
January 18, 2017	Retail	1	$2,520
March 1, 2017	Retail	9	87,196
April 28, 2017	Retail	25	48,898
June 2, 2017	Healthcare	2	13,300
June 15, 2017	Retail	2	2,700
June 30, 2017	Industrial	2	12,250
June 30, 2017	Healthcare	7	25,989
July 7, 2017	Office	1	32,210
August 4, 2017	Healthcare	3	11,732
August 31, 2017	Healthcare	3	16,700
August 31, 2017	Industrial	2	6,148
September 13, 2017	Retail	5	4,994
September 29, 2017	Industrial/Retail	7	30,012
September 29, 2017	Industrial	1	57,372
October 13, 2017	Healthcare	1	10,000	(g)
November 1, 2017	Other	4	15,693	(h) (i)
December 7, 2017	Office	2	19,295
December 7, 2017	Healthcare	1	5,095
December 7, 2017	Healthcare	1	2,678
December 8, 2017	Industrial/Office	3	74,200
December 14, 2017	Office	1	24,500
December 18, 2017	Other	1	22,585
December 22, 2017	Industrial	2	19,000
December 22, 2017	Industrial	1	21,037
December 27, 2017	Retail	1	1,446
December 28, 2017	Industrial	1	28,450
December 29, 2017	Retail	9	28,224
December 29, 2017	Retail	20	39,552
December 29, 2017	Healthcare	6	19,868

		124	$683,644	(j)

(g)

In conjunction with this acquisition, the Company assumed a mortgage with a principal balance of $5,205 with a variable interest rate at one-month LIBOR plus 3.0% and a maturity date of August 2021 (see Note 10). The Company also assumed an interest rate swap with a fixed rate of 1.02% and a maturity date of August 2021 (see Note 11).

(h)	The acquisition was conducted with a related party and approved by the IDC. The fees required under the Asset Management Agreement (see Note 3) were waived by the Asset Manager.
(i)	In conjunction with this acquisition, the Company assumed a mortgage with a principal balance of $6,721 with an interest rate of 3.65% and a maturity date of October 2026 (see Note 10).
(j)	Acquisition price does not include capitalized acquisition costs of $12,349.

The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation for completed acquisitions:

	December 31,
(in thousands)	2019	2018	2017
Land	$161,182	$72,559	$67,945
Land improvements	47,391	32,498	54,804
Buildings and improvements	772,998	454,391	508,541
Equipment	—	2,892	7,671
Acquired in-place leases (k)	80,952	62,631	77,073
Acquired above-market leases (l)	2,800	5,538	14,905
Acquired below-market leases (m)	(15,811)	(11,471)	(38,493)
Direct financing investments	—	430	3,546
Mortgages payable	(49,782)	(20,845)	(11,926)
Non-real estate liabilities	—	(56)	(2,777)

	$999,730	$598,567	$681,289

(k)

The weighted average amortization period for acquired in-place leases is 13 years, 13 years, and 15 years for acquisitions completed during the years ended December 31, 2019, 2018, and 2017, respectively.

(l)

The weighted average amortization period for acquired above-market leases is 18 years, 16 years, and 17 years for acquisitions completed during the years ended December 31, 2019, 2018, and 2017, respectively.

(m)

The weighted average amortization period for acquired below-market leases is 10 years, 13 years, and 19 years for acquisitions completed during the years ended December 31, 2019, 2018, and 2017, respectively.

The above acquisitions were funded using a combination of available cash on hand, borrowings under the Company’s unsecured revolving line of credit and unsecured term loan agreements, and proceeds from equity issuances. All acquisitions closed during the years ended December 31, 2019, 2018 and 2017, qualified as asset acquisitions and, as such, acquisition costs have been capitalized.

5. Sale of Real Estate

The Company closed on the following sales of real estate, none of which qualified as discontinued operations:

	For the years ended December 31,
(in thousands, except number of properties)	2019	2018	2017
Number of properties disposed	49	20	13
Aggregate sale price	$176,486	$57,402	$66,532
Aggregate carrying value	(138,845)	(43,492)	(50,339)
Additional sales expenses	(7,727)	(3,414)	(3,201)

Gain on sale of real estate	$29,914	$10,496	$12,992

6. Investment in Rental Property and Lease Arrangements

The Company generally leases its investment rental property to established tenants in the industrial, healthcare, restaurant, office, retail, and other industries. At December 31, 2019, the Company had 626 real estate properties which were leased under leases that have been classified as operating leases and 16 that have been classified as direct financing leases. Of the 16 leases classified as direct financing leases, four include land portions which are accounted for as operating leases (see Revenue Recognition within Note 2). Substantially all leases have initial terms of 10 to 20 years. The Company’s leases generally provide for limited increases in rent as a result of fixed increases, increases in the CPI, or increases in the tenant’s sales volume. Generally, tenants are also required to pay all property taxes and assessments, substantially maintain the interior and exterior of the building, and maintain property and liability insurance coverage. The leases also typically provide for one or more multiple year renewal options, at the election of the tenant, and are subject to generally the same terms and conditions as the initial lease.

The Company’s leases do not include residual value guarantees. To protect the residual value of its assets under lease, the Company requires tenants to maintain certain levels of property insurance, and in some cases will purchase supplemental policies directly. Management physically inspects each property on a regular basis to ensure the tenant is maintaining the property so that it will be in a condition at the end of the lease term that is suitable for the Company to lease to a new tenant without the need for significant additional investment. For assets other than land, at lease inception the Company estimates the residual value taking into consideration the original fair value of the asset, less anticipated depreciation over the lease term. In general, at lease inception the Company assumes the value ascribed to land will be fully recoverable at the end of the lease term.

Investment in Rental Property – Accounted for Using the Operating Method

Rental property subject to non-cancelable operating leases with tenants are as follows:

	December 31,
(in thousands)	2019	2018
Land	$548,911	$411,043
Land improvements	275,470	239,701
Buildings and improvements	2,850,571	2,186,499
Equipment	11,492	11,492

	3,686,444	2,848,735
Less accumulated depreciation	(271,044)	(206,989)

	$3,415,400	$2,641,746

Depreciation expense on investment in rental property was as follows:

	For the years ended December 31,
(in thousands)	2019	2018	2017
Depreciation	$83,797	$66,055	$50,360

Estimated lease payments to be received under non-cancelable operating leases with tenants at December 31, 2019 are as follows:

(in thousands)
2020	$290,974
2021	295,713
2022	298,938
2023	302,017
2024	297,121
Thereafter	2,280,973

$3,765,736

Estimated minimum future rental receipts required under non-cancelable operating leases with tenants at December 31, 2018 are as follows:

(in thousands)
2019	$231,725
2020	235,426
2021	238,223
2022	240,083
2023	241,498
Thereafter	2,007,118

$3,194,073

Since lease renewal periods are exercisable at the option of the tenant, the above amounts only include future lease payments due during the initial lease terms. In addition, such amounts exclude any potential variable rent increases that are based on changes in the CPI or future variable rents which may be received under the leases based on a percentage of the tenant’s gross sales.

Investment in Rental Property – Direct Financing Leases

The Company’s net investment in direct financing leases is comprised of the following:

	December 31,
(in thousands)	2019	2018
Undiscounted estimated lease payments to be received	$72,753	$76,829
Estimated unguaranteed residual values	20,358	20,358
Unearned revenue	(51,221)	(55,187)

Net investment in direct financing leases	$41,890	$42,000

Undiscounted estimated lease payments to be received under non-cancelable direct financing leases with tenants at December 31, 2019 are as follows:

(in thousands)
2020	$4,194
2021	4,283
2022	4,369
2023	4,456
2024	4,539
Thereafter	50,912

$72,753

Minimum future rental receipts required under non-cancelable direct financing leases with tenants at December 31, 2018 are as follows:

(in thousands)
2019	$4,076
2020	4,194
2021	4,283
2022	4,369
2023	4,456
Thereafter	55,451

$76,829

The above rental receipts do not include future lease payments for renewal periods, potential variable CPI rent increases, or variable percentage rent payments that may become due in future periods.

The following table summarizes amounts reported as Lease revenues on the Consolidated Statements of Income and Comprehensive Income:

(in thousands)	For the year ended December 31, 2019
Contractual rental amounts billed for operating leases	$257,695
Adjustment to recognize contractual operating lease billings on a straight-line basis	22,109
Percentage rent income	152
Adjustment to revenue recognized for uncollectible rental amounts billed	(441)

Total operating lease rental revenues	279,515
Earned income from direct financing leases	4,018
Operating expenses billed to tenants	14,614
Other income from real estate transactions	668

Total lease revenues	$298,815

7. Intangible Assets and Liabilities

The following is a summary of intangible assets and liabilities and related accumulated amortization:

	December 31,
(in thousands)	2019	2018
Lease intangibles:
Acquired above-market leases	$62,136	$64,164
Less accumulated amortization	(17,433)	(14,740)

Acquired above-market leases, net	44,703	49,424

Acquired in-place leases	349,645	277,659
Less accumulated amortization	(62,454)	(40,825)

Acquired in-place leases, net	287,191	236,834

Total intangible lease assets, net	$331,894	$286,258

Acquired below-market leases	$113,862	$101,602
Less accumulated amortization	(21,640)	(15,655)

Intangible lease liabilities, net	$92,222	$85,947

Leasing fees	$17,013	$17,274
Less accumulated amortization	(4,166)	(3,576)

Leasing fees, net	$12,847	$13,698

Amortization for intangible lease assets and liabilities is as follows:

(in thousands)	Financial Statement Presentation	For the years ended December 31,
Intangible		2019	2018	2017
Acquired in-place leases and leasing fees	Depreciation and amortization	$25,021	$17,939	$11,903
Above-market and below-market leases	Increase (decrease) to lease revenues	3,419	304	(496)

Estimated future amortization of intangible assets and liabilities at December 31, 2019 is as follows:

(in thousands)
2020	$23,876
2021	23,534
2022	22,985
2023	22,648
2024	21,876
Thereafter	137,600

$252,519

8. Notes Receivable

The Company, as the lender, entered into two loan agreements in the amount of $3,700 and $2,827. The agreements called for interest-only payments at 7.00% and 6.35% per annum through maturity in February and November 2019, respectively. Each of the loans was collateralized by the real estate assets held by the obligors and represented first mortgage liens on net leased commercial properties in Florida and Michigan, respectively. There were no prior liens on the properties at the time the notes were issued. In connection with real estate transactions conducted during the year ended December 31, 2018, the Company settled the notes in full, in exchange for a reduction to the cash paid for the associated real estate assets (see Note 4). Interest income earned on the notes receivable amounted to $174 and $445 for the years ended December 31, 2018 and 2017, respectively.

9. Unsecured Credit Agreements

2019 Unsecured Term Loan Agreement

On June 23, 2017, the Company amended and restated the term loan agreement by and among the Company, the OP, as the borrower, SunTrust Bank, as Administrative Agent, and the lenders party thereto (as amended and restated, the “2019 Unsecured Term Loan Agreement”). The 2019 Unsecured Term Loan Agreement amended certain terms, conditions, covenants, and other provisions to align them with those included in the Unsecured Revolving Credit and Term Loan Agreement described below, in addition to allowing a one-time, non-pro-rata $50,000 paydown on the loan (the “2019 Unsecured Term Loan”). On September 27, 2018, the Company made a $25,000 pro-rata paydown on the 2019 Unsecured Term Loan. The Company repaid the 2019 Unsecured Term Loan in full in February 2019. Borrowings under the 2019 Unsecured Term Loan bore interest at variable rates based on the one-month LIBOR plus a margin based on the OP’s investment grade credit rating ranging between 0.90% and 1.75%. Based on the OP’s credit rating of Baa3, the applicable margin under the 2019 Unsecured Term Loan was 1.40%.

Unsecured Revolving Credit and Term Loan Agreement

On June 23, 2017, the Corporation and the OP entered into an $800,000 unsecured revolving credit and term loan agreement (“Unsecured Revolving Credit and Term Loan Agreement”) with Manufacturers & Traders Trust

Company (“M&T Bank”), as Administrative Agent, four participating banks as Joint Lead Arrangers and Joint Bookrunners, four participating banks as Co-Syndication Agents, and four participating banks, as Co-Documentation Agents. The Unsecured Revolving Credit and Term Loan Agreement consisted of a $400,000 senior unsecured revolving credit facility (“Revolving Credit Facility”), a $250,000 senior unsecured delayed draw term loan (“2023 Unsecured Term Loan”), and a $150,000 senior unsecured delayed draw term loan (“2024 Unsecured Term Loan”). The Unsecured Revolving Credit and Term Loan Agreement provides an accordion feature for up to a total of $1,000,000 of borrowing capacity. The Revolving Credit Facility includes a $35,000 sublimit for swingline loans and $20,000 available for issuance of letters of credit.

On November 20, 2017, pursuant to the terms of a Consent and Agreement Regarding Commitment Increases and Additional Term Loans (the “Commitment Increase”) among the Company, the OP, as the borrower, M&T Bank, as Administrative Agent, and the original parties to the Unsecured Revolving Credit and Term Loan Agreement, plus U.S. Bank National Association and Raymond James, N.A. as new lenders added pursuant to the Commitment Increase, the OP obtained an additional $80,000 in credit commitments from the lenders, raising the total available borrowings under the Unsecured Revolving Credit and Term Loan Agreement to $880,000. Except as amended by the Commitment Increase, all terms and conditions of the Unsecured Revolving Credit and Term Loan Agreement remained the same as those in effect prior to the Commitment Increase. As amended by the Commitment Increase, the Unsecured Revolving Credit and Term Loan Agreement consisted of the $425,000 Revolving Credit Facility, the $265,000 2023 Unsecured Term Loan, and the $190,000 2024 Unsecured Term Loan.

On February 28, 2019, the Company amended the Unsecured Revolving Credit and Term Loan Agreement to increase the amount available under the Revolving Credit Facility from $425,000 to $600,000. This increased the total available borrowings under the Unsecured Revolving Credit and Term Loan Agreement to $1,055,000. All other terms and conditions of the Unsecured Revolving Credit and Term Loan Agreement remained the same as those in effect prior to this amendment.

The Revolving Credit Facility has an initial maturity date of January 21, 2022 and provides for one five-month extension, at the election of the Company, subject to certain conditions set forth in the agreement and payment of a 0.0625% fee on the revolving commitments. Borrowings on the Revolving Credit Facility bear interest at variable rates based on LIBOR plus a margin based on the OP’s credit rating ranging between 0.825% and 1.55% per annum. The Revolving Credit Facility contains an applicable facility fee based on the OP’s credit rating ranging between 0.13% and 0.30% per annum. Based on the OP’s current credit rating of Baa3, the applicable margin under the Revolving Credit Facility is 1.20%, and the applicable facility fee is 0.25%.

Borrowings under the 2023 Unsecured Term Loan bear interest at variable rates based on LIBOR plus a margin based on the OP’s credit rating ranging between 0.90% and 1.75% per annum through the maturity date of January 2023. Based on the OP’s current credit rating of Baa3, the applicable margin under the 2023 Unsecured Term Loan is 1.35%.

The 2024 Unsecured Term Loan provided for up to three delayed draws from inception through June 2018, at the request of the Company. The Company requested a draw for the remaining available borrowings under the 2024 Unsecured term loan in June 2018. On July 1, 2019, the Company amended the Unsecured Revolving Credit and Term Loan Agreement. Prior to the amendment, the borrowings under the 2024 Unsecured Term Loan were subject to interest at variable rates based on LIBOR plus a margin based on the OP’s credit rating ranging between 1.50% and 2.45% per annum with the applicable margin being 1.90% at December 31, 2018. The amendment reduced the margin to a range between 0.85% and 1.65% per annum and based on the OP’s current credit rating of Baa3, the applicable margin is 1.25% beginning on July 1, 2019. All other terms and conditions of the Unsecured Revolving Credit and Term Loan Agreement remained materially the same as those in effect prior to this amendment.

The 2023 Unsecured Term Loan and 2024 Unsecured Term Loan were both subject to a fee of 0.25% per annum on the amount of the commitments, reduced by the amount of term loans outstanding under the applicable loan.

The Company is subject to various financial and nonfinancial covenants under the Unsecured Revolving Credit and Term Loan Agreement.

2026 Unsecured Term Loan

On February 27, 2019, the Company entered into a $450,000 seven-year unsecured term loan agreement (the “2026 Unsecured Term Loan”) with Capital One, National Association as administrative agent. The 2026 Unsecured Term Loan provides an accordion feature for up to a total of $550,000 borrowing capacity. The 2026 Unsecured Term Loan has an initial maturity date of February 27, 2026. Borrowings under the 2026 Unsecured Term Loan are subject to interest only payments at variable rates equal to LIBOR plus a margin between 1.45% and 2.40% per annum based on the OP’s credit rating. Based on the OP’s current credit rating of Baa3, the applicable margin under the 2026 Unsecured Term Loan is 1.85%. The 2026 Unsecured Term Loan is subject to a fee of 0.25% per annum on the amount of the commitment, reduced by the amount of term loans outstanding. At closing, $300,000 of the commitment was funded and used to repay the 2019 Unsecured Term Loan in full. The remaining $150,000 commitment was drawn on August 27, 2019 and used to partially fund acquisitions.

2020 Unsecured Term Loan

On August 2, 2019, the Company entered into a $300,000 term loan agreement (the “2020 Unsecured Term Loan”), maturing on August 2, 2020, with JP Morgan Chase Bank, N.A. as administrative agent. The 2020 Unsecured Term Loan was subject to a fee of 0.25% per annum on the amount of the commitment, reduced by the amount of term loans outstanding. The entire amount of $300,000 was funded on August 28, 2019 and used to partially fund acquisitions. Borrowings under the 2020 Unsecured Term Loan are subject to interest-only payments at variable rates equal to LIBOR plus a margin based on the OP’s credit rating between 0.85% and 1.65% per annum. Based on the OP’s current credit rating of Baa3, the applicable margin is 1.25%.

Senior Notes

In January 2017, the Company commenced a private offering of unsecured, fixed-rate, interest-only senior promissory notes (the “Series A Notes”). On April 18, 2017, the Company closed the offering and issued the Series A Notes for an aggregate principal amount of $150,000. The Series A Notes were issued by the OP and guaranteed by the Corporation. The Series A Notes were issued at par, bear interest at a rate of 4.84% per annum (priced at 240 basis points above the 10-year U.S. Treasury yield at the time of pricing), and have a 10-year maturity, maturing on April 18, 2027.

On July 2, 2018, the Company entered into a Note and Guaranty Agreement (the “NGA Agreement”) with each of the purchasers of unsecured, fixed-rate, interest-only, guaranteed senior promissory notes. Under the NGA Agreement, the OP issued and sold senior promissory notes in two series, Series B Guaranteed Senior Notes (the “Series B Notes”) and Series C Guaranteed Senior Notes (the “Series C Notes”), for an aggregate principal amount of $325,000. The Series B Notes provide for an aggregate principal amount of $225,000 with a fixed-rate of 5.09% through the maturity date of July 2, 2028. The Series C Notes provide for an aggregate principal amount of $100,000 with a fixed-rate of 5.19% through the maturity date of July 2, 2030. On July 2, 2018, the OP issued $100,000 of the Series B Notes and $50,000 of the Series C Notes. The remaining $125,000 principal of the Series B Notes and $50,000 principal of the Series C Notes were funded on September 13, 2018. The proceeds of both issuances were used to pay off borrowings on the Revolving Credit Facility, along with $25,000 of the outstanding principal on the 2019 Unsecured Term Loan.

The following table summarizes the Company’s unsecured credit agreements:

	Outstanding Balance		Interest Rate(d)	Maturity Date
	December 31,
(in thousands, except interest rates)	2019	2018
2019 Unsecured Term Loan(a)	$—	$300,000	one-month LIBOR + 1.40%	Feb. 2020	(g)

2020 Unsecured Term Loan(a)	300,000	—	one-month LIBOR + 1.25%	Aug. 2020	(h)

Unsecured Revolving Credit and Term Loan Agreement(a)
Revolving Credit Facility(b)	197,300	141,100	one-month LIBOR + 1.20%(e)	Jan. 2022
2023 Unsecured Term Loan	265,000	265,000	one-month LIBOR + 1.35%	Jan. 2023
2024 Unsecured Term Loan	190,000	190,000	one-month LIBOR + 1.25%(f)	Jun. 2024

	652,300	596,100

2026 Unsecured Term Loan(a)	450,000	—	one-month LIBOR + 1.85%	Feb. 2026

Senior Notes(a)
Series A	150,000	150,000	4.84%	Apr. 2027
Series B	225,000	225,000	5.09%	Jul. 2028
Series C	100,000	100,000	5.19%	Jul. 2030

	475,000	475,000

Total	1,877,300	1,371,100
Debt issuance costs, net(c)	(7,919)	(4,227)

	$1,869,381	$1,366,873

(a)	The Company believes it was in compliance with all financial covenants for all periods presented.
(b)

At December 31, 2018, the Company had an outstanding balance of $15,000 on the swingline loan feature of the Revolving Credit Facility, due within five business days. On January 2, 2019, the balance became a part of the Revolving Credit Facility.

(c)	Amounts presented include debt issuance costs, net, related to the unsecured term notes and senior notes only.
(d)	At December 31, 2019 and 2018, one-month LIBOR was 1.76% and 2.35%, respectively.
(e)	At December 31, 2018, the swingline loan balance of $15,000 bore interest at 5.45% and the remaining Revolving Credit Facility balance of $126,100 bore interest at one-month LIBOR plus 1.20%.
(f)

On July 1, 2019 the Company amended the Unsecured Revolving Credit and Term Loan Agreement to reduce the variable rate margin from a range of 1.50% to 2.45% to a range of 0.85% to 1.65%. Prior to the amendment, at December 31, 2018, the applicable margin on the 2024 Unsecured Term Loan was 1.90%.

(g)

In January 2019 the Company exercised the first of two extension options, extending the maturity date of the loan from February 2019 to February 2020. The loan was subsequently repaid in full on February 27, 2019 in connection with entering into the 2026 Unsecured Term Loan.

(h)	The 2020 Unsecured Term Loan allows two six-month extensions, at the Company’s option, subject to payment of a fee equal to 0.05% of the outstanding principal balance at the time of extension.

At December 31, 2019 and 2018, the weighted average interest rate on all outstanding borrowings was 3.68% and 4.23%, respectively.

For the year ended December 31, 2019, the Company paid $6,549 in debt issuance costs associated with the 2020 Unsecured Term Loan, the 2026 Unsecured Term Loan and the amended Unsecured Revolving Credit and Term Loan Agreement. For the year ended December 31, 2018, the Company paid $2,209 in debt issuance costs associated with the Series B Notes and Series C Notes. For the year ended December 31, 2017, the Company paid $8,711 in debt issuance costs associated with the Series A Notes, the Unsecured Revolving Credit and Term Loan Agreement, and the 2019 Unsecured Term Loan Agreement.

For each separate debt instrument, on a lender by lender basis, in accordance with ASC 470-50, Debt Modifications and Extinguishment, the Company performed an assessment of whether the transaction was deemed to be new debt, a modification of existing debt, or an extinguishment of existing debt. Debt issuance costs are either deferred and amortized over the term of the associated debt or expensed as incurred.

Based on this assessment, $6,543 of the debt issuance costs incurred during the year ended December 31, 2019, were deemed to be related to the issuance of new debt, or the modification of existing debt, and therefore have been deferred and are being amortized over the term of the associated debt. The remaining $6 of the debt issuance costs incurred during the year ended December 31, 2019, were deemed to be related to the extinguishment of debt and were expensed and included in Cost of debt extinguishment in the accompanying Consolidated Statements of Income and Comprehensive Income. Additionally, $328 of unamortized debt issuance costs were expensed during the year ended December 31, 2019, and included in Cost of debt extinguishment in the accompanying Consolidated Statements of Income and Comprehensive Income.

All debt issuance costs incurred during the year ended December 31, 2018, related to the issuance of new debt and therefore have been deferred and are being amortized over the term of the associated debt.

Of the total debt issuance costs incurred in 2017, $5,810 related to the issuance of new debt and therefore have been deferred and are being amortized over the term of the associated debt. The remaining $2,901 of debt issuance costs were associated with lenders whose commitments under the new agreements have been determined to be an extinguishment and such debt issuance costs were expensed as a component of the Cost of debt extinguishment in the accompanying Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2017. Additionally, $654 of unamortized debt issuances costs were expensed and included in Cost of debt extinguishment in the accompanying Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2017.

Debt issuance costs are amortized as a component of interest expense in the accompanying Consolidated Statements of Income and Comprehensive Income. The following table summarizes debt issuance cost amortization related to the Unsecured revolving credit facility, Mortgages and notes payable, and Unsecured term notes:

	For the years ended December 31,
(in thousands)	2019	2018	2017
Debt issuance costs amortization	$2,685	$1,918	$1,794

10. Mortgages and Notes Payable

The Company’s mortgages and notes payable consist of the following:

	Origination Date (Month/ Year)	Maturity Date (Month/ Year)	Interest Rate
(in thousands, except interest rates)				December 31,
Lender				2019	2018
(1) Wilmington Trust National Association	Apr-19	Feb-28	4.92%	$49,065	$—	(a) (b) (c) (n)
(2) Wilmington Trust National Association	Jun-18	Aug-25	4.36%	20,318	20,674	(a) (b) (c) (m)
(3) PNC Bank	Oct-16	Nov-26	3.62%	17,885	18,260	(b) (c)
(4) Sun Life	Mar-12	Oct-21	5.13%	10,888	11,288	(b) (g)
(5) Aegon	Apr-12	Oct-23	6.38%	7,788	8,496	(b) (h)
(6) M&T Bank	Oct-17	Aug-21	one - month LIBOR+3%	4,913	5,051	(b) (d) (i) (j)
(7) Note holders	Dec-08	Dec-23	6.25%	750	750	(d)
(8) Standard Insurance Co.	Jul-10	Aug-30	6.75%	544	563	(b) (c) (d) (f) (o)
(9) Symetra Financial	Nov-17	Oct-26	3.65%	—	6,467	(a) (b) (k) (l)
(10) Columbian Mutual Life Insurance Company	Aug-10	Sep-25	7.00%	—	1,459	(b) (c) (d)
(11) Legg Mason Mortgage Capital Corporation	Aug-10	Aug-22	7.06%	—	4,692	(b) (e)
(12) Standard Insurance Co.	Apr-09	May-34	6.88%	—	1,751	(b) (c)

				112,151	79,451
Debt issuance costs, net				(358)	(499)

				$111,793	$78,952

(a)	Non-recourse debt includes the indemnification/guaranty of the Corporation and/or OP pertaining to fraud, environmental claims, insolvency and other matters.
(b)	Debt secured by related rental property and lease rents.
(c)	Debt secured by guaranty of the OP.
(d)	Debt secured by guaranty of the Corporation.
(e)	Debt was guaranteed by a third party.
(f)

The interest rate represents the initial interest rate. The interest rate will be adjusted at Standard Insurance’s discretion (based on prevailing rates) at 119 months from the first payment date, and the monthly installments will be adjusted accordingly. At the time Standard Insurance may adjust the interest rate for the note payable, the Company has the right to prepay the note without penalty.

(g)	Mortgage was assumed in March 2012 as part of an UPREIT transaction. The debt was recorded at fair value at the time of the assumption.
(h)	Mortgage was assumed in April 2012 as part of the acquisition of the related property. The debt was recorded at fair value at the time of the assumption.
(i)	The Company entered into an interest rate swap agreement in connection with the mortgage note, as further described in Note 11.
(j)	Mortgage was assumed in October 2017 as part of an UPREIT transaction. The debt was recorded at fair value at the time of the assumption.
(k)	Mortgage was assumed in November 2017 as part of the acquisition of the related property. The debt was recorded at fair value at the time of the assumption.
(l)	The interest rate was adjusted to the holder’s quoted five-year commercial mortgage rate for similar size and quality.
(m)	Mortgage was assumed in June 2018 as part of the acquisition of the related property. The debt was recorded at fair value at the time of assumption.
(n)	Mortgage was assumed in April 2019 as part of the acquisition of the related property. The debt was recorded at fair value at the time of assumption.
(o)	Mortgage was paid in full on February 13, 2020.

At December 31, 2019, investment in rental property of $178,670 is pledged as collateral against the Company’s mortgages and notes payable.

The following table summarizes the mortgages extinguished by the Company:

	For the years ended December 31,
(in thousands, except number)	2019	2018	2017
Number of mortgages	4	2	7
Outstanding balance of mortgages	$13,905	$6,666	$48,108

The following table summarizes the cost of mortgage extinguishment:

	For the years ended December 31,
(in thousands)	2019	2018	2017
Cost of mortgage extinguishment	$842	$101	$1,596

Estimated future principal payments to be made under the above mortgage and note payable agreements, and the Company’s unsecured credit agreements (see Note 9) at December 31, 2019, are as follows:

(in thousands)
2020	$303,210
2021	18,028
2022	200,230
2023	273,356
2024	192,287
Thereafter	1,002,340

$1,989,451

Certain of the Company’s mortgage and note payable agreements provide for prepayment fees and can be terminated under certain events of default as defined under the related agreements. These prepayment fees are not reflected as part of the table above.

11. Interest Rate Swaps

Interest rate swaps were entered into with certain financial institutions in order to mitigate the impact of interest rate variability over the term of the related debt agreements. The interest rate swaps are considered cash flow hedges. In order to reduce counterparty concentration risk, the Company has a diversification policy for institutions that serve as swap counterparties. Under these agreements, the Company receives monthly payments from the counterparties on these interest rate swaps equal to the related variable interest rates multiplied by the outstanding notional amounts. Certain interest rate swaps amortize on a monthly basis. In turn, the Company pays the counterparties each month an amount equal to a fixed rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that the Company pays a fixed interest rate on its variable-rate borrowings.

The following is a summary of the Company’s outstanding interest rate swap agreements:

					Fair Value
(in thousands, except interest rates)		Fixed Rate		Notional Amount	December 31,
Counterparty	Maturity Date		Variable Rate Index		2019	2018
Bank of America, N.A.	November 2023	2.80%	one-month LIBOR	$25,000	$(1,136)	$(411)
Bank of Montreal	July 2024	1.16%	one-month LIBOR	40,000	740	2,702
Bank of Montreal	January 2025	1.91%	one-month LIBOR	25,000	(402)	769
Bank of Montreal	July 2025	2.32%	one-month LIBOR	25,000	(970)	222
Bank of Montreal	January 2026	1.92%	one-month LIBOR	25,000	(448)	915
Bank of Montreal	January 2026	2.05%	one-month LIBOR	40,000	(1,014)	1,130
Bank of Montreal	December 2026	2.33%	one-month LIBOR	10,000	(460)	132
Bank of Montreal	December 2026	1.99%	one-month LIBOR	25,000	(577)	—
Bank of Montreal	December 2027	2.37%	one-month LIBOR	25,000	(1,306)	355
Bank of Montreal	May 2029	2.09%	one-month LIBOR	25,000	(799)	—
Capital One, National Association	December 2021	1.05%	one-month LIBOR	15,000	143	605
Capital One, National Association	December 2024	1.58%	one-month LIBOR	15,000	10	727
Capital One, National Association	January 2026	2.08%	one-month LIBOR	35,000	(911)	930
Capital One, National Association	April 2026	2.68%	one-month LIBOR	15,000	(944)	(189)
Capital One, National Association	July 2026	1.32%	one-month LIBOR	35,000	720	2,877
Capital One, National Association	December 2027	2.37%	one-month LIBOR	25,000	(1,278)	345
M&T Bank	August 2021	1.02%	one-month LIBOR	4,912	41	177	(a), (b)
M&T Bank	September 2022	2.83%	one-month LIBOR	25,000	(862)	(362)
M&T Bank	November 2023	2.65%	one-month LIBOR	25,000	(1,038)	(254)
Regions Bank	May 2020	2.12%	one-month LIBOR	50,000	(104)	271
Regions Bank	December 2023	1.18%	one-month LIBOR	25,000	376	1,484
Regions Bank	May 2029	2.11%	one-month LIBOR	25,000	(827)	—
Regions Bank	June 2029	2.03%	one-month LIBOR	25,000	(651)	—
SunTrust Bank	April 2024	1.99%	one-month LIBOR	25,000	(451)	554
SunTrust Bank	April 2025	2.20%	one-month LIBOR	25,000	(781)	382
SunTrust Bank	July 2025	1.99%	one-month LIBOR	25,000	(524)	728
SunTrust Bank	December 2025	2.30%	one-month LIBOR	25,000	(993)	299
SunTrust Bank	January 2026	1.93%	one-month LIBOR	25,000	(458)	903
U.S. Bank National Association	June 2029	2.03%	one-month LIBOR	25,000	(681)	—
U.S. Bank National Association	August 2029	1.35%	one-month LIBOR	25,000	881	—
Wells Fargo Bank, N.A.	February 2021	2.39%	one-month LIBOR	35,000	(302)	59
Wells Fargo Bank, N.A.	October 2024	2.72%	one-month LIBOR	15,000	(795)	(222)
Wells Fargo Bank, N.A.	April 2027	2.72%	one-month LIBOR	25,000	(1,845)	(382)
Wells Fargo Bank, N.A.	January 2028	2.37%	one-month LIBOR	75,000	(3,914)	1,067

					$(21,560)	$15,813

(a)	Notional amount at December 31, 2018 was $5,051.
(b)	Interest rate swap was assumed in October 2017 as part of an UPREIT transaction.

The total amounts recognized, and the location in the accompanying Consolidated Statements of Income and Comprehensive Income, from converting from variable rates to fixed rates under these agreements are as follows:

(in thousands)	Amount of (Loss) Gain Recognized in Accumulated Other Comprehensive (Loss) Income	Reclassification from Accumulated Other Comprehensive (Loss) Income		Total Interest Expense Presented in the Consolidated Statements of Income and Comprehensive Income
For the years ended December 31,		Location	Amount of Loss
2019	$(37,372)	Interest expense	$1,492	$72,534
2018	10,584	Interest expense	910	52,855
2017	4,166	Interest expense	5,099	34,751

Amounts related to the interest rate swaps expected to be reclassified out of Accumulated other comprehensive (loss) income to Interest expense during the next twelve months are estimated to be a loss of $3,959. The Company is exposed to credit risk in the event of non-performance by the counterparties of the swaps. The Company minimizes the risk exposure by limiting counterparties to major banks who meet established credit and capital guidelines.

12. Non-Controlling Interests

Under the Company’s UPREIT structure, entities and individuals can contribute their properties in exchange for OP Units. Properties contributed as part of UPREIT transactions were valued at $15,797 and $10,498 during the years ended December 31, 2018, and 2017, respectively, which represents the estimated fair value of the properties contributed, less any assumed debt. There were no UPREIT transactions during the year ended December 31, 2019. The cumulative amount of UPREIT properties contributed, less assumed debt, amounted to $128,746 as of December 31, 2019 and 2018, respectively. In exchange for the properties contributed, 1,737 non-controlling OP Units were issued and outstanding as of December 31, 2019 and 2018, representing a 6.3% and 7.3% interest in the OP at December 31, 2019 and 2018, respectively.

The OP Units are economically equivalent to the Corporation’s common stock and, subject to certain restrictions, are convertible into the Company’s common stock at the option of the respective unit holders on a one-to-one basis. The OP Units are not redeemable for cash in any circumstance and are therefore considered to be permanent equity. Exchanges of OP Units held by non-controlling interest holders are recorded by reducing non-controlling interest on a historical cost basis with a corresponding increase in common stock and additional paid-in capital.

The following table summarizes OP Units exchanged for shares of common stock:

	For the years ended December 31,
(in thousands)	2019	2018	2017
OP Units exchanged	—	8	37
Shares of common stock received	—	8	37
Value of shares/units exchanged	$—	$684	$2,986

Holders of the OP Units do not have voting rights at the Corporation level.

13. Credit Risk Concentrations

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2019, 2018, and 2017. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

During the years ended December 31, 2019, 2018, and 2017, the Company’s rental property was managed by BRE and the Asset Manager as described in Note 3. Management fees paid to BRE and Asset Manager represent 18%, 19%, and 20% of total operating expenses for the years ended December 31, 2019, 2018, and 2017, respectively. These amounts do not include acquisition fees paid to the Asset Manager that were capitalized (see Notes 2 and 3). The Company has mortgages and notes payable with three institutions that comprise 62%, 16%, and 10% of total mortgages and notes payable at December 31, 2019. The Company had mortgages and notes payable with four institutions that comprised 26%, 23%, 14%, and 11% of total mortgages and notes payable at December 31, 2018. The Company had mortgages and notes payable with four institutions that comprised 27%, 17%, 13%, and 11% of total mortgages and notes payable at December 31, 2017. For the years ended December 31, 2019, 2018, and 2017, the Company had no individual tenants or common franchises that accounted for more than 10% of total revenues.

14. Equity

General

Pursuant to the Corporation’s Articles of Incorporation (the “Charter”), the Corporation is authorized to issue an aggregate of 100,000 shares of capital stock, consisting of 80,000 shares designated as common stock with a par value of $0.001 per share (unrounded), and 20,000 shares designated as preferred stock with a par value of $0.001 per share (unrounded). The Board of Directors, without any action by the Corporation’s stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that the Corporation has authority to issue.

Common Stock

The shares of the Corporation’s common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Board of Directors in accordance with the Maryland General Corporation Law, and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive conversion or exchange rights.

Pursuant to the limited liability company agreement between the Corporation and the OP, each outstanding OP Unit is convertible into one share of the Corporation’s common stock, subject to the terms and conditions set forth in the OP’s operating agreement.

Preferred Stock

The Charter also provides the Board of Directors with the authority to issue one or more classes or series of preferred stock, and prior to the issuance of such shares of preferred stock, the Board of Directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares and designate the preferences, rights and privileges of such shares of preferred stock. At December 31, 2019 and 2018, no shares of the Corporation’s preferred stock were issued and outstanding.

Share Redemption Program

The Board of Directors approved a share redemption program (“Share Redemption Program”) under which the Corporation could repurchase shares of its outstanding common stock after December 31, 2009. The Board of Directors approved and adopted an amended and restated Share Redemption Program effective as of June 28, 2017.

Under the Share Redemption Program, stockholders could request that the Corporation redeem shares after one year from the original investment date, subject to certain exceptions as set forth in the Share Redemption Program. Under the Share Redemption Program, the Corporation was not obligated to repurchase shares and, notwithstanding any other term of the Share Redemption Program, the Board of Directors or IDC could reject any share redemption request made by any stockholder at any time. Shares held for more than 12 months, but less than five years, were redeemed at a purchase price equal to 95% of the current share value established from time to time by the IDC (the “Determined Share Value”), and shares held for five years or more were redeemed at a purchase price equal to 100% of the current Determined Share Value, subject to certain exemptions as set forth in the Share Redemption Program.

Total shares redeemed pursuant to the Share Redemption Program in any quarter could not exceed 1% of the total number of shares outstanding at the beginning of the calendar year plus 50% of the total number of any additional shares issued during the prior calendar quarter under the DRIP (as defined below), provided that the total number of shares redeemed during any calendar year could not exceed 5% of the number of shares outstanding as of the first day of such calendar year. The Board of Directors or the IDC could amend, suspend, or terminate the Share Redemption Program at any time upon 30 days’ notice to the Corporation’s stockholders. On January 10, 2020, the Corporation announced that it would be terminating the Share Redemption Program, effective February 10, 2020.

The following table summarizes the Company’s redemptions:

	For the years ended December 31,
(in thousands, except number of redemptions)	2019	2018	2017
Number of redemptions requested	96	50	32
Number of shares	652	127	119
Aggregate redemption price	$54,599	$10,304	$9,439

The 2019 redemption amounts include the redemption of shares from BRE, as discussed in Note 3.

Distribution Reinvestment Plan

The Corporation adopted a Dividend Reinvestment Plan (“DRIP”), pursuant to which the Corporation’s stockholders and holders of OP Units (other than the Corporation), could elect to have cash distributions reinvested in additional shares of the Corporation’s common stock. Cash distributions were reinvested in additional shares of common stock pursuant to the DRIP at a per share price equal to 98% of the Determined Share Value as of the applicable distribution date. The Corporation could amend the DRIP at any time upon written notice to each participant at least 10 days prior to the effective date of the amendment, and could terminate the DRIP upon written notice to each participant at least 30 days prior to the effective date of the termination. On January 10, 2020, the Corporation announced that it would be terminating the DRIP, effective February 10, 2020. At December 31, 2019, 2018, and 2017, a total of 3,005, 2,233, and 1,592, shares of common stock, respectively, have been issued under the DRIP.

15. Earnings per Share

The following table summarizes the components used in the calculation of basic and diluted earnings per share (“EPS”):

	For the years ended December 31,
(in thousands, except per share)	2019	2018	2017
Basic earnings:
Net earnings attributable to Broadstone Net Lease, Inc.	$79,394	$69,375	$54,799

Diluted earnings:
Net earnings attributable to Broadstone Net Lease, Inc.	$79,394	$69,375	$54,799
Net earnings attributable to non-controlling interests	5,720	5,730	4,756

	$85,114	$75,105	$59,555

Basic and diluted weighted average shares outstanding:
Weighted average number of common shares outstanding used in basic earnings per share	23,979	20,242	17,084
Effects of convertible OP Units	1,737	1,668	1,483

Weighted average number of common shares outstanding used in diluted earnings per share	25,716	21,910	18,567

Basic and diluted net earnings per common share	$3.31	$3.43	$3.21

In the table above, outstanding OP Units are included in the diluted earnings per share calculation. However, because such OP Units would also require that the share of the OP income attributable to such OP Units also be added back to net income, there is no effect on EPS.

16. Income Taxes

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or return of capital distributions. Return of capital distributions will reduce stockholders’ basis in their shares, but not below zero. The portion of the distribution that exceeds the adjusted basis of the stock will be treated as gain from the sale or exchange of property. The following table shows the character of the distributions the Company paid on a percentage basis:

	For the years ended December 31,
Character of Distributions	2019	2018	2017
Ordinary dividends	43%	55%	51%
Capital gain distributions	8%	8%	—%
Return of capital distributions	49%	37%	49%

	100%	100%	100%

17. Supplemental Cash Flow Disclosures

Cash paid for interest was $76,379, $44,697, and $32,429 for the years ended December 31, 2019, 2018, and 2017, respectively. Cash paid for state income, franchise, and foreign taxes was $2,131, $947, and $655 for the years ended December 31, 2019, 2018, and 2017, respectively.

The following are non-cash transactions and have been excluded from the accompanying Consolidated Statements of Cash Flows:

•

During the years ended December 31, 2019, 2018, and 2017, the Corporation issued 753, 622, and 499 shares, respectively, of common stock with a value of approximately $63,020, $50,826, and $38,848, respectively, under the terms of the DRIP (see Note 14).

•

During the years ended December 31, 2018, and 2017, the Company issued 194 and 161 OP Units, respectively, in exchange for property contributed in UPREIT transactions valued at $15,797 and $12,913, respectively. There were no UPREIT transactions during the year ended December 31, 2019 (see Note 12).

•

During the year ended December 31, 2018, the Corporation cancelled nine thousand shares of common stock with a value of $748 that were pledged as collateral by a tenant. The cancellation of the shares was used to settle $748 in outstanding receivables associated with the tenant.

•	At December 31, 2019, 2018, and 2017, dividend amounts declared and accrued but not yet paid amounted to $12,162, $10,111, and $8,449, respectively.

•

Upon adoption of ASC 842 on January 1, 2019, described in Note 2, the Company recorded right-of-use assets of $1,687 and lease liabilities of $1,261 associated with ground leases where it is the lessee. The right-of-use asset was recorded net of straight-line rent liability of $7 and ground lease intangible asset, net of $432 as of the date of adoption.

•

In connection with real estate transactions conducted during the year ended December 31, 2019, the Company assumed tenant improvement allowances of $2,517 in exchange for a reduction to the cash paid to acquire the associated real estate assets. The Company did not assume any tenant improvement allowances during the year ended December 31, 2018. In connection with real estate transactions conducted during the year ended December 31, 2017, the Company accepted tenant improvement allowances and credits for rent in advance of $2,777 and $1,730, respectively, in exchange for a reduction to the cash paid for the associated real estate assets.

•

In connection with real estate transactions conducted during the year ended December 31, 2018, the Company settled notes receivable in the amount of $6,527 in exchange for a reduction to the cash paid for the associated real estate assets (see Notes 4 and 8).

18. Commitments and Contingencies

Litigation

From time to time, the Company is a party to various litigation matters incidental to the conduct of the Company’s business. While the resolution of such matters cannot be predicted with certainty, based on currently available information, the Company does not believe that the final outcome of any of these matters will have a material effect on its consolidated financial position, results of operations or liquidity.

Property and Acquisition Related

In connection with ownership and operation of real estate, the Company may potentially be liable for cost and damages related to environmental matters. The Company is not aware of any non-compliance, liability, claim, or other environmental condition that would have a material effect on its consolidated financial position, results of operations, or liquidity.

As part of acquisitions closed during the years ended 2019, 2018, and 2017, the Company assumed six separate lease agreements that provided for a total of $2,517, $0, and $2,777, respectively, in tenant improvement allowances.

Balances associated with tenant improvement allowances are included in Accounts payable and other liabilities on the Consolidated Balance Sheets as follows:

	December 31,
(in thousands)	2019	2018
Tenant improvement allowances	$2,706	$2,125

The Company is a party to three separate Tax Protection Agreements (Agreements) with the contributing members (Protected Members) of three distinct UPREIT transactions conducted in October 2017, February 2016, and November 2015. The Agreements require the Company to pay monetary damages in the event of a sale, exchange, transfer or other disposal of the contributed property in a taxable transaction that would cause a Protected Member to recognize a Protected Gain, as defined in the Agreements and subject to certain exceptions. In such an event, the Company will pay monetary damages to the Protected Members in the amount of the aggregate federal, state, and local income taxes incurred as a result of the income or gain allocated or recognized by the Protected Member as an outcome of the transaction, subject to certain caps and limitations contained in the Agreements. The Company is required to allocate to the Protected Members, an amount of nonrecourse liabilities that is at least equal to the Minimum Liability Amount for each Protected Member, as contained in the Agreements. The minimum liability amount and the associated allocation of nonrecourse liabilities are calculated in accordance with applicable tax regulations, are completed at the OP level, and do not represent GAAP accounting. Therefore, there is no impact to the Consolidated Financial Statements. If the nonrecourse liabilities allocated do not meet the requirement, the Company will pay monetary damages to the Protected Members in the amount of the aggregate federal, state, and local income taxes incurred as a result of the income or gain allocated or recognized by the Protected Member as an outcome to the default. The maximum aggregate amount the Company may be liable for under the Agreements is approximately $12,300. Based on information available, the Company does not believe that the events resulting in damages as detailed above have occurred.

Upon closing the Internalization, the Company entered into an additional tax protection agreement with the Founding Owners (see Note 19).

Obligations Under Operating Leases

The Company leases land at certain properties under non-cancellable operating leases with initial lease terms ranging from 2034 to 2066. These leases contain provisions for fixed monthly payments, subject to rent escalations. One lease requires the Company to make annual rent payments calculated based upon sales generated at the property (“percentage rent”). None of the leases are subject to any sublease agreement.

The following table summarizes the total lease costs associated with these leases, reported as a component of Property and operating expense in the accompanying Consolidated Statements of Income and Comprehensive Income:

	For the years ended December 31,
(in thousands)	2019	2018
Operating lease costs	$139	$59
Variable lease costs	46	23

Total lease costs	$185	$82

The following table summarizes payments associated with obligations under operating leases, reported as Cash flows from operating activities on the accompanying Consolidated Statements of Cash Flows:

	For the years ended December 31,
(in thousands)	2019	2018
Operating lease payments	$158	$52

Estimated future lease payments required under non-cancelable operating leases at December 31, 2019, and a reconciliation to the lease liabilities, is as follows:

(in thousands)
2020	$114
2021	114
2022	116
2023	118
2024	119
Thereafter	2,411

Total undiscounted cash flows	2,992
Less imputed interest	(1,783)

Lease liabilities	$1,209

The above rental payments include future minimum lease payments due during the initial lease terms. Such amounts exclude any contingent amounts associated with percentage rent that may become due in future periods.

19. Subsequent Events

On January 10, 2020, the Corporation announced that it was suspending its private offering of shares of its common stock until further notice. In addition, the Corporation announced that it would be terminating its Share Redemption Program and DRIP, each effective as of February 10, 2020. Through February 15, 2020, the most recent distribution date, the Company has paid $24,398 in distributions, including dividend reinvestments.

On February 7, 2020, the Board of Directors declared monthly distributions of $0.44 per share of the Company’s common stock and OP Units of record through April 29, 2020. The distributions are payable on the 15th of the following month to stockholders and unit holders of record on the last day of the month.

On February 7, 2020, the Company entered into a $60,000 term loan agreement (the “2022 Unsecured Term Loan”) with JP Morgan Chase Bank, N.A., as administrative agent. The 2022 Unsecured Term Loan was fully funded at closing and used to repay a portion of the debt assumed in the Internalization (see below). Borrowings under the 2022 Unsecured Term Loan are subject to interest-only payments at variable rates equal to LIBOR plus a margin based on the OP’s credit rating, between 0.85% and 1.65% per annum. Based on the OP’s current credit rating of Baa3, the applicable margin is 1.25%.

Through February 27, 2020 the Company sold eight properties with an aggregate carrying value of approximately $24,918 for total proceeds of $32,273. The Company incurred additional expenses related to the sales of approximately $1,370, resulting in a gain on sale of real estate of approximately $5,985.

Subsequent to December 31, 2019, the OP paid off borrowings on the Revolving Credit Facility in the aggregate amount of $11,000 and drew additional borrowings on the Revolving Credit Facility in aggregate amount of $117,000. The proceeds were used to partially fund the Internalization, repay a portion of the debt assumed in the Internalization, and complete a partial paydown on the Company’s 2020 Unsecured Term Loan. On February 13, 2020, the Company prepaid a mortgage in full in the amount of $541.

Internalization

On February 7, 2020, the Company completed the Internalization of the external management functions that was previously performed for the Company by BRE. The Company’s management team and corporate staff, who were previously employed by BRE, became employed by an indirect subsidiary of the OP, and the Company is now internally managed. The Internalization was not considered a termination event under the Property Management Agreement or the Asset Management Agreement (see Note 3). The Property Management Agreement and Asset Management Agreement, however, were terminated upon closing of the Internalization, but no fees were paid under them as a result of that termination. The Internalization consisted of the acquisition of BRE through a series of mergers pursuant to the Merger Agreement.

The consideration paid pursuant to the Merger Agreement consists of (i) base consideration of approximately $209.5 million plus assumption of debt of approximately $90.5 million, paid at closing and (ii) additional consideration of up to $75 million payable in four tranches of $10 million, $15 million, $25 million, and $25 million if certain milestones related to either (a) the dollar volume-weighted average price of a share of the Company’s common stock (“VWAP per REIT Share”), following the completion of an IPO, or (b) the Company’s adjusted funds from operations (“AFFO”) per share, prior to the completion of an IPO, are achieved during specified periods of time following the closing of the Internalization (the “Earnout Periods”). The consideration will consist of a combination of cash, shares of the Company’s common stock, and OP Units, at the election of the owners of BRE.

The earnout tranches, applicable VWAP of a REIT Share and AFFO per share, and the applicable Earnout Periods are as follows:

	If the Company has completed an IPO		If the Company has not completed an IPO
Earnout Tranche(a)	VWAP of a REIT Share	Applicable Earnout Period	AFFO per Share	Applicable Earnout Period
$10 million	$90.00	The two-year period beginning on the earlier of (i) the IPO closing date or (ii) December 31, 2020.	$5.85	The two-year period consisting of the calendar years ended December 31, 2020 and December 31, 2021.

$15 million	$95.00	The two-year period beginning on the earlier of (i) the IPO closing date or (ii) December 31, 2020.	$5.95	The two-year period consisting of the calendar years ended December 31, 2020 and December 31, 2021.

$25 million	$97.50	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.	$6.30	The four-year period consisting of the calendar years ended December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024.

$25 million	$100.00	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.	$6.70	The four-year period consisting of the calendar years ended December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024.

(a)

Initial contractual value of applicable earnout tranche based on an $85.00 price per share/unit of common stock and OP Units. Does not take into account the actual per share price of common stock and OP Units at the time an applicable earnout tranche may be earned and paid.

Effective upon closing of the Internalization, the Company’s current executive officers, management team, and corporate staff became employees of the Company, and the four senior executives entered into employment agreements with the Company.

The Merger Agreement did not provide that the completion of an IPO is a condition to the closing of the Internalization. Under the terms of the Merger Agreement, however, if the Company does not complete an IPO by December 31, 2020, then the former owners of BRE who receive shares of the Company’s common stock and/or OP Units will be granted certain redemption rights as a means to provide additional liquidity in the absence of an IPO.

Prior to closing the Internalization, the Company repurchased all of the outstanding shares of Company common stock held by BRE in exchange for cash at a per share price equal to $85.00, the current Determined Share Value.

Upon closing of the Internalization, the Company entered into the Founding Owners’ Tax Protection Agreement, pursuant to which the OP agreed to indemnify the Founding Owners against the applicable income tax liabilities resulting from the sale, exchange, transfer or other disposal of the assets of BRE that the Company acquired in the Internalization, through February 7, 2030, or the Company’s failure to allocate specific types of the OP’s indebtedness to the Founding Owners. The maximum amount the Company may be liable for under the Founding Owners’ Tax Protection Agreements is $10 million.

In connection with the Internalization, the Company assumed the lease agreement relating to the Company’s principal executive office with CAHA, an affiliated third party, approximately 1.6% of which is indirectly owned by the Company’s Chairman and member of the Company’s Board of Directors. The lease is scheduled to expire on August 31, 2023, with two five-year renewal options. The annual rent for 2020 is approximately $547, with 2% annual increases thereafter.

20. Selected Quarterly Results (unaudited)

Presented below is a summary of the Company’s unaudited quarterly financial information for the years ended December 31, 2019 and 2018:

	For the quarters ended
(in thousands, except per share)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Lease revenues	$68,430	$69,053	$76,401	$84,931
Net income	$15,022	$17,342	$25,038	$27,712
Net income attributable to non-controlling interests	(1,084)	(1,208)	(1,650)	(1,778)

Net income attributable to Broadstone Net Lease, Inc.	$13,938	$16,134	$23,388	$25,934

Net earnings per common share basic and diluted	$0.62	$0.70	$0.95	$1.01

Weighted average number of common shares outstanding
Basic	22,335	23,204	24,642	25,735

Diluted	24,072	24,941	26,379	27,472

	For the quarters ended
(in thousands, except per share)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Lease revenues	$55,589	$57,032	$61,764	$63,094
Net income	$18,995	$18,386	$23,064	$14,660
Net income attributable to non-controlling interests	(1,422)	(1,412)	(1,797)	(1,099)

Net income attributable to Broadstone Net Lease, Inc.	$17,573	$16,974	$21,267	$13,561

Net earnings per common share basic and diluted	$0.92	$0.86	$1.03	$0.63

Weighted average number of common shares outstanding
Basic	19,167	19,829	20,554	21,416

Diluted	20,719	21,478	22,291	23,154

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate Assets and Accumulated Depreciation

As of December 31, 2019

(in thousands)

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Industrial Properties:
Becker	MN	$750	$921	$4,540	$—	$—	$921	$4,540	$5,461	$1,544	2000	2008	15-39
Tacoma	WA	—	1,634	4,902	—	—	1,634	4,902	6,536	1,412	1977	2011	15-39
New Haven	IN	—	445	2,521	—	—	445	2,521	2,966	850	1960	2011	15-39
Raleigh	NC	—	2,034	8,137	—	—	2,034	8,137	10,171	2,009	1999	2012	15-39
Eureka	MO	—	2,328	9,311	—	—	2,328	9,311	11,639	3,140	1990	2012	15-39
Durham	NC	10,888	3,000	17,531	—	—	3,000	17,531	20,531	4,607	2009	2012	15-39
Kilgore	TX	—	160	908	—	—	160	908	1,068	296	2008	2012	15-39
American Canyon	CA	7,788	2,378	26,142	—	—	2,378	26,142	28,520	6,073	2002	2012	15-39
Huber Heights	OH	—	583	1,748	—	—	583	1,748	2,331	569	1985	2012	15-39
Eastlake	OH	—	854	2,562	—	—	854	2,562	3,416	713	1981	2012	15-39
Union Grove	WI	—	239	957	—	—	239	957	1,196	195	1993	2012	15-39
Union Grove	WI	—	347	1,386	—	—	347	1,386	1,733	271	1979	2012	15-39
Rock Hill	SC	—	796	3,185	—	72	796	3,257	4,053	895	1999	2012	15-39
Union Grove	WI	—	427	3,413	—	—	427	3,413	3,840	550	2014	2015	15-39
Oshkosh	WI	—	456	869	—	—	456	869	1,325	154	2007	2015	15-39
Hoffman Estates	IL	—	12,253	23,456	—	—	12,253	23,456	35,709	5,318	1988	2013	15-39
Norton Shores	MI	—	198	2,932	—	—	198	2,932	3,130	493	2002	2014	15-39
Muskegon	MI	—	168	2,751	—	13	168	2,764	2,932	559	1985	2013	15-39
Muskegon	MI	—	454	6,889	—	3	454	6,892	7,346	1,429	2012	2013	15-39
Muskegon	MI	—	463	2,512	—	23	463	2,535	2,998	553	1978	2013	15-39
Muskegon	MI	—	257	655	—	—	257	655	912	154	2005	2013	15-39
Elgin	IL	—	4,339	17,458	—	—	4,339	17,458	21,797	2,921	2009	2014	15-39
Shakopee	MN	—	3,962	21,296	—	—	3,962	21,296	25,258	3,735	2014	2014	15-39
Houston	TX	—	1,242	2,698	—	—	1,242	2,698	3,940	575	1972	2014	15-39
Winona	MN	—	1,653	7,694	—	—	1,653	7,694	9,347	1,143	2008	2014	15-39
Winona	MN	—	804	4,412	—	—	804	4,412	5,216	639	2008	2014	15-39
Mt. Pleasant	TX	—	1,785	5,540	—	—	1,785	5,540	7,325	915	1994	2014	15-39
Madill	OK	—	1,395	5,796	—	—	1,395	5,796	7,191	916	1999	2014	15-39
Madill	OK	—	2,657	1,566	—	1,001	2,657	2,567	5,224	316	1972	2014	15-39
Madill	OK	—	621	1,759	—	—	621	1,759	2,380	279	1977	2014	15-39
Willis Point	TX	—	3,102	2,420	—	—	3,102	2,420	5,522	472	2003 / 2008	2014	15-39
Fitzgerald	GA	—	1,939	3,316	—	—	1,939	3,316	5,255	593	1997	2014	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Cordele	GA	$—	$2,705	$3,786	$—	$—	$2,705	$3,786	$6,491	$588	2000	2014	15-39
Kingston	OK	—	1,857	1,692	—	—	1,857	1,692	3,549	313	2013	2014	15-39
Odessa	TX	—	529	3,327	—	—	529	3,327	3,856	522	2012	2015	15-39
Columbia	MD	—	667	9,220	—	—	667	9,220	9,887	1,310	1984	2015	15-39
Menomonee Falls	WI	—	1,378	18,557	—	—	1,378	18,557	19,935	2,525	2001	2015	15-39
Elk River	MN	—	763	4,937	—	—	763	4,937	5,700	796	2008	2015	15-39
Elk River	MN	—	477	2,517	—	—	477	2,517	2,994	406	2006	2015	15-39
Sanford	FL	—	2,075	7,600	—	—	2,075	7,600	9,675	1,086	2002	2015	15-39
Columbus	GA	—	615	9,942	—	—	615	9,942	10,557	1,247	1907	2015	15-39
Ephrata	PA	—	531	6,995	—	—	531	6,995	7,526	1,303	2000	2015	15-39
Greer	SC	—	607	2,502	—	—	607	2,502	3,109	388	1978	2015	15-39
Joplin	MO	—	831	9,600	—	—	831	9,600	10,431	1,310	1993	2015	15-39
Katy	TX	—	1,493	3,883	—	—	1,493	3,883	5,376	590	1996	2015	15-39
Kinston	NC	—	1,017	10,418	—	43	1,017	10,461	11,478	1,428	1979	2015	15-39
Euless	TX	—	1,487	3,051	—	—	1,487	3,051	4,538	437	1991	2015	15-39
Jacksonville	TX	—	1,221	3,316	—	—	1,221	3,316	4,537	432	1974	2015	15-39
Lima	OH	—	656	21,645	—	—	656	21,645	22,301	2,563	2009	2015	15-39
Portage	IN	—	1,181	13,130	—	—	1,181	13,130	14,311	1,853	2001	2016	15-39
Milpitas	CA	—	1,478	8,164	—	—	1,478	8,164	9,642	737	1982	2016	15-39
St. Cloud	MN	—	565	20,420	—	—	565	20,420	20,985	2,045	1999	2016	15-39
New Kensington	PA	—	907	13,058	—	—	907	13,058	13,965	1,144	2015	2016	15-39
Denver	CO	—	1,105	8,077	—	2,000	1,105	10,077	11,182	721	1975	2017	15-39
Denver	CO	—	252	1,658	—	—	252	1,658	1,910	121	1977	2017	15-39
Germantown	WI	—	612	2,062	—	—	612	2,062	2,674	147	1989	2017	15-39
Germantown	WI	—	575	2,086	—	—	575	2,086	2,661	145	2000	2017	15-39
Cary	NC	—	877	3,295	—	—	877	3,295	4,172	36	1982	2019	15-39
Green Bay	WI	—	406	7,032	—	—	406	7,032	7,438	496	1989	2017	15-39
Two Rivers	WI	—	445	1,885	—	1,750	445	3,635	4,080	199	1994	2017	15-39
Little Chute	WI	—	342	52,744	—	2	342	52,746	53,088	3,661	2017	2017	7-39
Las Vegas	NV	—	3,034	11,857	—	—	3,034	11,857	14,891	709	2015	2017	15-39
Walker	LA	—	4,646	30,310	—	—	4,646	30,310	34,956	1,966	2017	2017	15-39
Saxonburg	PA	—	1,048	7,545	—	1	1,048	7,546	8,594	518	2008	2017	15-39
Butler	PA	—	1,885	6,294	—	—	1,885	6,294	8,179	462	1990	2017	15-39
Story City	IA	—	5,700	13,916	—	28	5,700	13,944	19,644	942	1997	2017	15-39
San Jose	CA	—	9,489	18,617	—	1,358	9,489	19,975	29,464	1,286	1983	2017	15-39
Taunton	MA	—	3,157	16,851	—	—	3,157	16,851	20,008	980	1987	2018	15-39
Knoxville	TN	—	447	4,276	—	—	447	4,276	4,723	203	1977	2018	15-39
Elk Grove Village	IL	—	2,014	3,686	—	—	2,014	3,686	5,700	193	2014	2018	15-39
Elgin	IL	—	3,265	4,947	—	—	3,265	4,947	8,212	274	1981	2018	15-39
Lordstown	OH	—	1,028	36,068	—	—	1,028	36,068	37,096	1,537	2012	2018	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Perth Amboy	NJ	$20,318	$5,622	$35,420	$—	$—	$5,622	$35,420	$41,042	$1,427	1933	2018	15-39
Indianapolis	IN	—	840	8,395	—	—	840	8,395	9,235	377	1972	2018	15-39
Hazelwood	MO	—	2,936	7,565	—	—	2,936	7,565	10,501	334	1966	2018	15-39
Fridley	MN	—	273	1,986	—	—	273	1,986	2,259	86	1973	2018	15-39
Burnsville	MN	—	207	2,209	—	—	207	2,209	2,416	94	1973	2018	15-39
North Canton	OH	—	338	8,263	—	—	338	8,263	8,601	297	1988	2018	15-39
Madison	MS	—	3,348	11,997	—	—	3,348	11,997	15,345	383	2003	2018	15-39
Novi	MI	—	872	8,274	—	4	872	8,278	9,150	248	2018	2018	15-39
Evansville	IN	—	253	9,601	—	—	253	9,601	9,854	209	1932	2019	15-39
Greenfield	IN	—	2,828	19,367	—	—	2,828	19,367	22,195	629	2018	2019	15-39
Beverly	MA	49,065	3,241	65,532	—	—	3,241	65,532	68,773	1,289	1984	2019	15-39
Liverpool	NY	—	374	6,032	—	—	374	6,032	6,406	98	1985	2019	15-39
Liverpool	NY	—	381	3,527	—	—	381	3,527	3,908	59	2001	2019	15-39
Green Bay	WI	—	528	9,785	—	—	528	9,785	10,313	120	2000	2019	15-39
Dallas	TX	—	3,854	34,818	—	—	3,854	34,818	38,672	364	2003 / 2017	2019	15-39
Plano	TX	—	6,456	37,093	—	—	6,456	37,093	43,549	368	1983 / 1986 / 2016	2019	15-39
Lecompton	KS	—	413	33,211	—	—	413	33,211	33,624	347	2012	2019	15-39
Abbotsford	BC	—	25,372	33,408	—	—	25,372	33,408	58,780	334	2000	2019	15-39
Streamwood	IL	—	4,705	49,348	—	—	4,705	49,348	54,053	497	1974 / 1985 / 1994 / 2012	2019	15-39
Hoffman Estates	IL	—	10,107	23,781	—	—	10,107	23,781	33,888	240	1976 / 1998	2019	15-39
Savage	MD	—	4,226	20,582	—	700	4,226	21,282	25,508	217	1985	2019	15-39
Irving	TX	—	11,411	10,788	—	—	11,411	10,788	22,199	118	1970 / 1980	2019	15-39
Sherman	TX	—	1,023	19,151	—	—	1,023	19,151	20,174	215	1979 / 1992	2019	15-39
Phoenix	AZ	—	5,687	49,618	—	—	5,687	49,618	55,305	510	1988	2019	15-39
Chandler	AZ	—	5,858	27,312	—	—	5,858	27,312	33,170	274	2008	2019	15-39
Prescott	AZ	—	663	1,988	—	—	663	1,988	2,651	21	2003	2019	15-39
Forest Park	OH	—	1,874	26,145	—	—	1,874	26,145	28,019	260	2001	2019	15-39
Omaha	NE	—	1,279	16,158	—	—	1,279	16,158	17,437	161	1965	2019	15-39
Villa Rica	GA	—	1,525	9,924	—	—	1,525	9,924	11,449	98	1998	2019	15-39
Ogden	UT	—	1,944	11,882	—	—	1,944	11,882	13,826	127	1989 / 2009	2019	15-39
Woodland Hills	CA	—	30,453	19,080	—	—	30,453	19,080	49,533	194	1973 / 1983 / 2003	2019	15-39
Visalia	CA	—	1,630	23,196	—	—	1,630	23,196	24,826	234	1985 / 1993 / 1997	2019	15-39
Plymouth	IN	—	270	10,792	—	—	270	10,792	11,062	113	1985 / 1997	2019	15-39
Edison	NJ	—	6,271	15,269	—	—	6,271	15,269	21,540	160	1982	2019	15-39
Enid	OK	—	1,145	32,075	—	—	1,145	32,075	33,220	319	1997 / 2002 / 2006	2019	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Fresno	CA	$—	$2,971	$37,364	$—	$—	$2,971	$37,364	$40,335	$426	1972 / 1993	2019	15-39
Cedar Falls	IA	—	1,239	10,403	—	—	1,239	10,403	11,642	95	2019	2019	15-39
Gainsville	GA	—	750	5,373	—	—	750	5,373	6,123	18	1998	2019	15-39
Healthcare Properties:
Houston	TX	—	598	3,388	—	—	598	3,388	3,986	1,053	1980	2008	15-39
Rockford	IL	—	216	1,225	—	—	216	1,225	1,441	413	1993	2008	15-39
Machesney Park	IL	—	218	1,237	—	—	218	1,237	1,455	443	1996	2008	15-39
Loves Park	IL	544	190	890	—	—	190	890	1,080	305	1982	2010	15-39
Memphis	TN	—	530	2,722	—	—	530	2,722	3,252	889	1993	2009	15-39
Pooler	GA	—	272	1,089	—	—	272	1,089	1,361	339	1990	2009	15-39
Houston	TX	—	2,022	6,065	—	—	2,022	6,065	8,087	1,742	2002	2010	15-39
Greece	NY	—	1,391	30,442	—	3,272	1,391	33,714	35,105	8,354	2011	2010	7-39
Tampa	FL	—	580	3,304	—	—	580	3,304	3,884	863	2002	2011	15-39
Tampa	FL	—	790	4,021	—	—	790	4,021	4,811	1,018	1985	2011	15-39
Wesley Chapel	FL	—	340	2,862	—	—	340	2,862	3,202	733	2008	2011	15-39
Brandon	FL	—	292	1,961	—	—	292	1,961	2,253	496	1998	2011	15-39
Knoxville	TN	—	744	2,246	—	—	744	2,246	2,990	652	1975	2011	15-39
Ada	OK	—	293	1,172	—	—	293	1,172	1,465	299	2011	2011	15-39
Sapulpa	OK	—	510	1,271	—	—	510	1,271	1,781	282	2011	2012	15-39
McAlester	OK	—	413	1,669	—	—	413	1,669	2,082	350	2012	2012	15-39
Weatherford	OK	—	357	1,419	—	—	357	1,419	1,776	310	2012	2012	15-39
Melbourne	FL	—	3,320	13,281	—	—	3,320	13,281	16,601	2,896	1993	2012	15-39
Melbourne	FL	—	809	3,235	—	—	809	3,235	4,044	788	1998	2012	15-39
Sarasota	FL	—	1,253	4,758	—	—	1,253	4,758	6,011	963	2002	2013	15-39
Sarasota	FL	—	752	3,969	—	335	752	4,304	5,056	802	2002	2013	15-39
Englewood	FL	—	207	679	—	—	207	679	886	136	1985	2013	15-39
Brookfield	WI	—	338	4,603	—	—	338	4,603	4,941	904	2005	2013	15-39
Waukesha	WI	—	302	11,218	—	—	302	11,218	11,520	2,031	2005	2013	15-39
Plainfield	IL	—	128	7,843	702	1,489	830	9,332	10,162	1,548	2012	2013	15-39
Greenfield	WI	—	212	7,163	—	—	212	7,163	7,375	1,292	2011	2013	15-39
Brookfield	WI	—	331	7,542	—	—	331	7,542	7,873	1,406	2008	2013	15-39
Goodyear	AZ	—	558	3,529	—	—	558	3,529	4,087	639	2013	2013	15-39
Richmond	VA	—	348	2,986	—	—	348	2,986	3,334	502	2011	2013	15-39
Montgomery	AL	—	94	1,303	—	—	94	1,303	1,397	255	2013	2013	15-39
Kingwood	TX	—	253	5,236	—	—	253	5,236	5,489	775	2009	2014	15-39
Lubbock	TX	—	1,616	6,195	—	135	1,616	6,330	7,946	934	2001	2014	15-39
Russellville	AR	—	1,232	4,752	—	—	1,232	4,752	5,984	811	2010	2014	15-39
Little Rock	AR	—	1,866	5,294	—	—	1,866	5,294	7,160	928	2012	2014	15-39
Conway	AR	—	1,522	3,579	—	5,624	1,522	9,203	10,725	1,075	2007	2014	15-39
Hudsonville	MI	—	199	3,631	—	—	199	3,631	3,830	485	2007	2015	15-39
Franklin	TN	—	766	3,728	—	—	766	3,728	4,494	567	2005	2015	15-39
Elk Grove Village	IL	—	252	2,933	—	—	252	2,933	3,185	395	1985	2015	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Virginia Beach	VA	$—	$827	$3,310	$—	$—	$827	$3,310	$4,137	$361	2008	2016	15-39
Tampa	FL	—	42	6,945	—	—	42	6,945	6,987	557	1999	2016	39
Tampa	FL	—	8	732	—	—	8	732	740	59	1999	2016	39
Tampa	FL	—	33	2,094	—	—	33	2,094	2,127	168	2013	2016	39
Houston	TX	—	405	2,586	—	—	405	2,586	2,991	222	2002	2016	15-39
Mt. Dora	FL	—	1,338	4,788	—	—	1,338	4,788	6,126	615	1988	2015	15-39
Mt. Dora	FL	—	477	691	—	—	477	691	1,168	117	1987	2015	15-39
Summerfield	FL	—	295	2,146	—	—	295	2,146	2,441	276	2000	2015	15-39
Summerfield	FL	—	362	2,632	—	—	362	2,632	2,994	339	2008	2015	15-39
Leesburg	FL	—	402	1,869	—	—	402	1,869	2,271	256	1994	2015	15-39
Tempe	AZ	—	1,181	14,580	—	—	1,181	14,580	15,761	1,950	2006	2015	15-39
Lincoln	NE	—	1,300	13,163	—	—	1,300	13,163	14,463	1,682	1973	2015	15-39
North Little Rock	AR	—	532	51,843	—	—	532	51,843	52,375	5,797	2005	2015	15-39
Worthington	OH	—	264	12,053	—	—	264	12,053	12,317	1,212	1979	2016	15-39
Carmel	IN	—	243	3,519	—	—	243	3,519	3,762	474	2006	2016	15-39
Copley	OH	—	104	6,359	—	—	104	6,359	6,463	423	1996	2017	15-39
Cleveland	OH	—	323	2,744	—	—	323	2,744	3,067	201	2007	2017	15-39
Girard	OH	—	75	1,107	—	—	75	1,107	1,182	96	2003	2017	15-39
Moraine (Dayton)	OH	—	336	3,654	—	2	336	3,656	3,992	241	2017	2017	15-39
Commerce Township	MI	—	412	1,935	—	2	412	1,937	2,349	142	2007	2017	15-39
Modesto	CA	—	689	19,200	—	—	689	19,200	19,889	1,742	1984	2016	15-39
Modesto	CA	—	300	4,273	—	—	300	4,273	4,573	405	1984	2016	15-39
Clinton Township	MI	—	396	6,694	—	35	396	6,729	7,125	530	2016	2017	15-39
Westland	MI	—	394	6,106	—	14	394	6,120	6,514	462	1994	2017	15-39
Lenoir	NC	—	150	3,622	—	—	150	3,622	3,772	269	2010	2017	15-39
Morganton	NC	—	164	3,010	—	—	164	3,010	3,174	227	2000	2017	15-39
Rutherford College	NC	—	130	2,692	—	—	130	2,692	2,822	203	2007	2017	15-39
Hickory	NC	—	473	4,991	—	—	473	4,991	5,464	394	2000	2017	15-39
Newton	NC	—	195	1,085	—	—	195	1,085	1,280	90	1994	2017	15-39
Newton	NC	—	101	458	—	—	101	458	559	36	1998	2017	15-39
Wilson	NC	—	547	6,214	—	51	547	6,265	6,812	475	1993	2017	15-39
Overland Park	KS	—	456	3,789	—	—	456	3,789	4,245	253	2006	2017	15-39
Overland Park	KS	—	205	8,045	—	—	205	8,045	8,250	496	2016	2017	15-39
Overland Park	KS	—	571	3,715	—	—	571	3,715	4,286	299	1965	2017	15-39
Crestview Hills	KY	4,913	192	8,342	—	—	192	8,342	8,534	503	2005	2017	15-39
Mesa	AZ	—	785	5,034	—	—	785	5,034	5,819	306	1998	2017	15-39
Albuquerque	NM	—	987	11,357	—	3	987	11,360	12,347	653	1996	2017	15-39
Indianapolis	IN	—	1,086	18,551	—	962	1,086	19,513	20,599	1,230	1995	2017	15-39
Pittsburg	KS	—	103	2,264	—	—	103	2,264	2,367	133	2016	2017	15-39
Prairieville	LA	—	369	3,275	—	—	369	3,275	3,644	194	2016	2017	15-39
Charlotte	NC	—	825	4,969	—	14	825	4,983	5,808	285	1989	2017	15-39
Tulsa	OK	—	734	3,143	—	—	734	3,143	3,877	184	2016	2017	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Rhinelander	WI	$—	$55	$1,689	$—	$—	$55	$1,689	$1,744	$105	2013	2017	15-39
Charlotte	NC	—	534	1,101	—	—	534	1,101	1,635	92	1999	2017	15-39
Tampa	FL	—	3,954	10,732	—	—	3,954	10,732	14,686	520	1984	2018	15-39
Zionsville	IN	—	591	4,243	—	—	591	4,243	4,834	147	2016	2018	15-39
Noblesville	IN	—	—	6,216	—	—	—	6,216	6,216	193	2017	2018	15-39
Spencer	IN	—	268	4,048	—	—	268	4,048	4,316	119	2018	2019	15-39
Warren	MI	—	110	1,604	—	1	110	1,605	1,715	54	1998	2018	15-39
Tullahoma	TN	—	114	3,674	—	—	114	3,674	3,788	127	2003	2018	15-39
Brandon	FL	—	475	2,438	—	(1)	475	2,437	2,912	73	2008	2018	15-39
Atlanta	GA	—	2,397	12,271	—	—	2,397	12,271	14,668	350	1999	2018	15-39
Northfield	IL	—	548	4,184	—	(1)	548	4,183	4,731	113	1964	2018	15-39
Ann Arbor	MI	—	209	562	—	(1)	209	561	770	19	1954	2018	15-39
Southfield	MI	—	1,013	14,967	—	—	1,013	14,967	15,980	413	2004	2018	15-39
Clearwater	FL	—	819	961	—	(1)	819	960	1,779	29	1977	2018	15-39
Arlington	TX	—	1,931	15,873	—	3	1,931	15,876	17,807	454	2015	2018	15-39
Naperville	IL	—	711	5,349	—	—	711	5,349	6,060	157	2005	2018	15-39
Yorkville	IL	—	234	4,003	—	1	234	4,004	4,238	113	2000	2018	15-39
Yorkville	IL	—	260	1,944	—	—	260	1,944	2,204	59	2006	2018	15-39
Sycamore	IL	—	152	3,621	—	—	152	3,621	3,773	110	1999	2018	15-39
Sycamore	IL	—	13	282	—	—	13	282	295	8	1999	2018	15-39
Sandwich	IL	—	315	4,876	—	—	315	4,876	5,191	152	1995	2018	15-39
Olympia Fields	IL	—	565	5,698	—	1	565	5,699	6,264	171	2007	2018	15-39
Shelby	NC	—	124	2,217	—	1	124	2,218	2,342	62	2006	2018	15-39
Lacey	WA	—	2,441	15,769	—	(25)	2,441	15,744	18,185	447	2004	2018	15-39
Aberdeen	WA	—	899	4,482	—	—	899	4,482	5,381	130	2007	2018	15-39
Bremerton	WA	—	140	3,154	—	1	140	3,155	3,295	89	1999	2018	15-39
Spartanburg	SC	—	251	3,821	—	1	251	3,822	4,073	117	2006	2018	15-39
Newport News	VA	—	831	3,977	—	—	831	3,977	4,808	120	2004	2018	15-39
Newport News	VA	—	587	3,466	—	—	587	3,466	4,053	102	2006	2018	15-39
Hanover	PA	—	80	3,752	—	—	80	3,752	3,832	107	2003	2018	15-39
Roanoke	VA	—	267	3,027	—	1	267	3,028	3,295	86	1990	2018	15-39
Wayland	MI	—	373	2,592	—	—	373	2,592	2,965	78	1999	2018	15-39
Johnson City	NY	—	357	4,934	—	1	357	4,935	5,292	137	1970	2018	15-39
Bradenton	FL	—	547	5,055	—	2	547	5,057	5,604	149	1984	2018	15-39
Bradenton	FL	—	292	2,085	—	—	292	2,085	2,377	62	1982	2018	15-39
Bradenton	FL	—	112	1,167	—	—	112	1,167	1,279	34	1982	2018	15-39
Bradenton	FL	—	274	1,589	—	—	274	1,589	1,863	48	1995	2018	15-39
Ruskin	FL	—	203	1,526	—	—	203	1,526	1,729	43	2004	2018	15-39
Hibbing	MN	—	799	3,176	—	—	799	3,176	3,975	43	1999	2019	15-39
Duluth	MN	—	241	2,195	—	—	241	2,195	2,436	26	2003	2019	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Minot	ND	$—	$1,152	$8,796	$—	$—	$1,152	$8,796	$9,948	$108	2011	2019	15-39
Billings	MT	—	702	4,368	—	—	702	4,368	5,070	54	2001	2019	15-39
Missoula	MT	—	1,395	3,870	—	—	1,395	3,870	5,265	48	2001	2019	15-39
New Orleans	LA	—	1,804	3,461	—	—	1,804	3,461	5,265	20	2013	2019	15-39
Restaurant Properties:
Augusta	GA	—	270	1,108	—	—	270	1,108	1,378	406	1992	2007	15-39
Pensacola	FL	—	207	1,595	—	—	207	1,595	1,802	580	1998	2007	15-39
Jacksonville	FL	—	223	1,262	—	—	223	1,262	1,485	537	1987	2007	15-39
Katy	TX	—	500	648	—	—	500	648	1,148	222	1995	2009	15-39
La Porte	TX	—	250	1,151	—	—	250	1,151	1,401	378	1996	2009	15-39
Rowlett	TX	—	350	776	—	—	350	776	1,126	273	1997	2009	15-39
Norman	OK	—	280	1,049	—	—	280	1,049	1,329	317	1991	2009	15-39
Oklahoma City	OK	—	540	517	—	—	540	517	1,057	205	2001	2009	15-39
Ashland City	TN	—	59	973	—	—	59	973	1,032	90	1992	2016	15-39
Cadiz	KY	—	77	1,048	—	—	77	1,048	1,125	100	1992	2016	15-39
Centerville	TN	—	68	965	—	—	68	965	1,033	96	2006	2016	15-39
Kingston Springs	TN	—	92	978	—	—	92	978	1,070	100	1998	2016	15-39
Mount Juliet	TN	—	76	995	—	—	76	995	1,071	97	1994	2016	15-39
White House	TN	—	105	927	—	—	105	927	1,032	97	2003	2016	15-39
Mountain Home	AR	—	338	1,016	—	—	338	1,016	1,354	302	1988	2010	15-39
Batesville	AR	—	214	1,055	—	—	214	1,055	1,269	328	1988	2010	15-39
Paragould	AR	—	187	1,444	—	—	187	1,444	1,631	392	1990	2010	15-39
Forrest City	AR	—	84	941	—	—	84	941	1,025	294	1989	2010	15-39
Dyersburg	TN	—	276	1,250	—	—	276	1,250	1,526	354	1989	2010	15-39
Martin	TN	—	152	858	—	—	152	858	1,010	271	1999	2010	15-39
Union City	TN	—	72	806	—	—	72	806	878	244	1988	2010	15-39
Mankato	MN	—	712	2,136	—	—	712	2,136	2,848	562	1994	2011	15-39
Saint Paul	MN	—	606	1,817	—	—	606	1,817	2,423	505	1994	2011	15-39
Jackson	TN	—	204	1,154	—	—	204	1,154	1,358	288	1999	2011	15-39
Henderson	TN	—	141	800	—	—	141	800	941	192	1986	2012	15-39
Lexington	TN	—	150	848	—	—	150	848	998	205	1995	2012	15-39
Humboldt	TN	—	118	669	—	—	118	669	787	180	1993	2012	15-39
Cocoa Beach	FL	—	283	848	—	—	283	848	1,131	199	1992	2012	15-39
Lake Mary	FL	—	422	1,265	—	—	422	1,265	1,687	278	1989	2012	15-39
New Smyrna Beach	FL	—	382	1,146	—	—	382	1,146	1,528	313	2008	2012	15-39
Orlando	FL	—	351	1,052	—	—	351	1,052	1,403	244	1990	2012	15-39
Orlando	FL	—	219	656	—	—	219	656	875	175	1996	2012	15-39
Savannah	GA	—	390	1,170	—	—	390	1,170	1,560	276	2009	2012	15-39
Savannah	GA	—	376	1,129	—	—	376	1,129	1,505	259	2009	2012	15-39
Hinesville	GA	—	402	1,207	—	—	402	1,207	1,609	300	2008	2012	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Princeton	WV	$—	$269	$1,524	$—	$—	$269	$1,524	$1,793	$330	1976	2012	15-39
Princeton	WV	—	301	1,703	—	—	301	1,703	2,004	367	1991	2012	15-39
Marietta	OH	—	246	1,395	—	—	246	1,395	1,641	293	2007	2012	15-39
Pomeroy	OH	—	208	1,178	—	—	208	1,178	1,386	269	1997	2012	15-39
Elkins	WV	—	452	1,355	—	—	452	1,355	1,807	292	1980	2012	15-39
State College	PA	—	365	1,461	—	—	365	1,461	1,826	304	1976	2012	15-39
Summerville	WV	—	109	2,366	—	—	109	2,366	2,475	192	1993	2017	15-39
Oxford	AL	—	240	958	—	—	240	958	1,198	216	1999	2012	15-39
Oxford	AL	—	320	158	—	1,100	320	1,258	1,578	135	2009	2012	15-39
Pell City	AL	—	237	1,340	—	—	237	1,340	1,577	277	2002	2012	15-39
Tuscaloosa	AL	—	449	1,796	—	—	449	1,796	2,245	373	2010	2012	15-39
Jacksonville	AL	—	190	1,077	—	—	190	1,077	1,267	235	2000	2012	15-39
Tuscaloosa	AL	—	422	1,686	—	—	422	1,686	2,108	365	2001	2012	15-39
Tampa	FL	—	208	1,179	—	—	208	1,179	1,387	241	1980	2012	15-39
Tampa	FL	—	288	1,634	—	—	288	1,634	1,922	347	1987	2012	15-39
Richmond	VA	—	202	1,147	—	—	202	1,147	1,349	247	1984	2012	15-39
Exton	PA	—	470	1,882	—	—	470	1,882	2,352	416	1982	2012	15-39
Richmond	VA	—	133	755	—	—	133	755	888	179	1981	2012	15-39
Paoli	PA	—	360	1,440	—	—	360	1,440	1,800	298	1982	2012	15-39
Saint Petersburg	FL	—	233	1,440	—	—	233	1,440	1,673	258	1988	2013	15-39
Alamogordo	NM	—	22	2,117	—	—	22	2,117	2,139	351	1983	2014	15-39
Roswell	NM	—	64	2,059	—	—	64	2,059	2,123	332	1990	2014	15-39
Moore	OK	—	64	1,249	—	—	64	1,249	1,313	216	1975	2014	15-39
Del City	OK	—	40	1,370	—	—	40	1,370	1,410	227	1980	2014	15-39
Oklahoma City	OK	—	105	1,150	—	—	105	1,150	1,255	189	1977	2014	15-39
Oklahoma City	OK	—	721	1,049	—	—	721	1,049	1,770	196	2003	2014	15-39
Mustang	OK	—	70	1,722	—	—	70	1,722	1,792	288	2004	2014	15-39
Fort Worth	TX	—	487	934	—	—	487	934	1,421	160	2003	2014	15-39
Kearney	NE	—	113	1,242	—	—	113	1,242	1,355	213	1982	2014	15-39
Kearney	NE	—	176	1,238	—	—	176	1,238	1,414	219	1991	2014	15-39
Grand Island	NE	—	425	—	—	—	425	—	425	—	1992	2014	—
Ogallala	NE	—	291	1,243	—	—	291	1,243	1,534	234	1986	2014	15-39
McAlester	OK	—	52	1,521	—	—	52	1,521	1,573	261	2006	2014	15-39
Oklahoma City	OK	—	466	928	—	—	466	928	1,394	135	1970	2015	15-39
Renton	WA	—	539	1,141	—	—	539	1,141	1,680	163	1986	2015	15-39
Tacoma	WA	—	807	643	—	—	807	643	1,450	116	1991	2015	15-39
Tacoma	WA	—	562	897	—	—	562	897	1,459	134	1993	2015	15-39
Tukwila	WA	—	1,170	419	—	—	1,170	419	1,589	117	1993	2015	15-39
Federal Way	WA	—	334	1,088	—	—	334	1,088	1,422	142	1995	2015	15-39
Lakewood	WA	—	1,372	878	—	—	1,372	878	2,250	153	1995	2015	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Burlington	WA	$—	$178	$1,982	$—	$—	$178	$1,982	$2,160	$261	2000	2015	15-39
Everett	WA	—	175	1,473	—	—	175	1,473	1,648	209	1986	2015	15-39
Puyallup	WA	—	622	—	—	—	622	—	622	—	1994	2015	—
Aberdeen	WA	—	218	1,446	—	—	218	1,446	1,664	192	2006	2015	15-39
Florence	AL	—	337	2,609	—	—	337	2,609	2,946	347	2011	2015	15-39
Decatur	AL	—	364	3,708	—	—	364	3,708	4,072	486	2014	2015	15-39
Tupelo	MS	—	297	3,030	—	—	297	3,030	3,327	388	2012	2015	15-39
Adamsville	TN	—	59	1,675	—	—	59	1,675	1,734	209	2005	2015	15-39
Adamsville	AL	—	123	1,924	—	—	123	1,924	2,047	252	1989	2015	15-39
Alexandria	AL	—	79	2,318	—	—	79	2,318	2,397	283	2004	2015	15-39
Ashville	AL	—	124	1,696	—	—	124	1,696	1,820	207	1999	2015	15-39
Athens	AL	—	143	1,996	—	—	143	1,996	2,139	243	2007	2015	15-39
Carbon Hill	AL	—	54	1,634	—	—	54	1,634	1,688	204	1998	2015	15-39
Carrollton	GA	—	77	2,030	—	—	77	2,030	2,107	247	2008	2015	15-39
Centreville	AL	—	140	2,251	—	—	140	2,251	2,391	264	2013	2015	15-39
Gadsden	AL	—	42	2,571	—	—	42	2,571	2,613	304	1991	2015	15-39
Cullman	AL	—	71	1,799	—	—	71	1,799	1,870	216	1997	2015	15-39
Cullman	AL	—	79	1,949	—	—	79	1,949	2,028	244	2006	2015	15-39
Dora	AL	—	18	—	—	2,095	18	2,095	2,113	40	1968	2015	15-39
Double Springs	AL	—	306	1,752	—	—	306	1,752	2,058	221	1995	2015	15-39
Moulton	AL	—	117	1,752	—	—	117	1,752	1,869	223	2003	2015	15-39
Guntersville	AL	—	382	2,020	—	—	382	2,020	2,402	261	2015	2015	15-39
Harpersville	AL	—	48	2,645	—	—	48	2,645	2,693	303	1995	2015	15-39
Harvest	AL	—	163	2,060	—	—	163	2,060	2,223	256	2014	2015	15-39
Henderson	TN	—	111	1,608	—	—	111	1,608	1,719	228	1987	2015	15-39
Madison	AL	—	209	1,958	—	—	209	1,958	2,167	250	2011	2015	15-39
Lawrenceburg	TN	—	117	1,832	—	—	117	1,832	1,949	284	2014	2015	15-39
Montevallo	AL	—	60	2,203	—	—	60	2,203	2,263	267	2009	2015	15-39
Muscle Shoals	AL	—	44	—	—	1,867	44	1,867	1,911	49	1984	2015	15-39
Odenville	AL	—	100	1,652	—	—	100	1,652	1,752	223	2000	2015	15-39
Piedmont	AL	—	33	1,934	—	—	33	1,934	1,967	225	1981	2015	15-39
Reform	AL	—	201	1,979	—	—	201	1,979	2,180	271	1992	2015	15-39
Roanoke	AL	—	83	1,625	—	—	83	1,625	1,708	197	2006	2015	15-39
Savannah	TN	—	62	1,693	—	—	62	1,693	1,755	218	2012	2015	15-39
Sheffield	AL	—	43	1,730	—	—	43	1,730	1,773	198	1967	2015	15-39
Somerville	AL	—	28	1,758	—	—	28	1,758	1,786	240	2001	2015	15-39
Springville	AL	—	31	1,994	—	—	31	1,994	2,025	232	1993	2015	15-39
Stevenson	AL	—	306	1,862	—	—	306	1,862	2,168	224	1985	2015	15-39
Trussville	AL	—	34	2,039	—	—	34	2,039	2,073	234	1992	2015	15-39
Tuscumbia	AL	—	117	1,831	—	—	117	1,831	1,948	236	2004	2015	15-39
Wedowee	AL	—	92	1,454	—	—	92	1,454	1,546	171	2002	2015	15-39
Huntsville	AL	—	133	2,029	—	—	133	2,029	2,162	242	2010	2015	15-39
Ashwaubenon	WI	—	86	2,008	—	—	86	2,008	2,094	246	1994	2015	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Oshkosh	WI	$—	$145	$1,795	$—	$—	$145	$1,795	$1,940	$231	1996	2015	15-39
Green Bay	WI	—	106	1,713	—	—	106	1,713	1,819	217	1996	2015	15-39
West Bend	WI	—	113	1,704	—	—	113	1,704	1,817	215	1996	2015	15-39
Appleton	WI	—	34	575	—	—	34	575	609	73	1996	2015	15-39
Appleton	WI	—	95	2,478	—	—	95	2,478	2,573	297	1976	2015	15-39
Manitowoc	WI	—	106	1,714	—	—	106	1,714	1,820	219	1996	2015	15-39
Eau Claire	WI	—	137	2,245	—	—	137	2,245	2,382	289	1994	2015	15-39
Dover	DE	—	211	3,455	—	—	211	3,455	3,666	405	1991	2015	15-39
Norman	OK	—	232	3,733	—	—	232	3,733	3,965	441	1982	2015	15-39
Knoxville	TN	—	151	2,775	—	—	151	2,775	2,926	353	1978	2015	15-39
Wichita	KS	—	468	3,475	—	—	468	3,475	3,943	411	1982	2015	15-39
Las Cruces	NM	—	108	4,069	—	—	108	4,069	4,177	486	1991	2015	15-39
Lee’s Summit	MO	—	132	3,447	—	—	132	3,447	3,579	428	2010	2015	15-39
Gadsden	AL	—	219	2,915	—	—	219	2,915	3,134	351	1981	2015	15-39
Murfreesboro	TN	—	247	2,747	—	—	247	2,747	2,994	351	1987	2015	15-39
Macon	GA	—	258	3,235	—	—	258	3,235	3,493	379	1972	2015	15-39
Lexington	KY	—	1,258	—	—	—	1,258	—	1,258	—	1976	2015	—
Joliet	IL	—	686	3,072	—	—	686	3,072	3,758	393	1991	2015	15-39
Wheat Ridge	CO	—	451	3,614	—	—	451	3,614	4,065	419	1974	2015	15-39
Tulsa	OK	—	125	3,846	—	—	125	3,846	3,971	446	1987	2015	15-39
Oakdale	MN	—	197	3,455	—	—	197	3,455	3,652	400	2006	2015	15-39
Pineville	NC	—	74	3,587	—	—	74	3,587	3,661	429	1991	2015	15-39
Albuquerque	NM	—	196	3,389	—	—	196	3,389	3,585	410	2002	2015	15-39
Madison	TN	—	97	4,617	—	—	97	4,617	4,714	470	1972	2016	15-39
Florence	KY	—	61	4,687	—	—	61	4,687	4,748	483	1977	2016	15-39
Maplewood	MN	—	315	1,551	—	—	315	1,551	1,866	213	1983	2016	15-39
Santa Fe	NM	—	121	2,979	—	—	121	2,979	3,100	302	1990	2016	15-39
Memphis	TN	—	103	3,327	—	—	103	3,327	3,430	359	2008	2016	15-39
Jonesboro	AR	—	324	3,383	—	—	324	3,383	3,707	358	2011	2016	15-39
Lafayette	IN	—	285	3,436	—	—	285	3,436	3,721	363	2012	2016	15-39
Bridgeport	WV	—	88	4,074	—	—	88	4,074	4,162	450	2007	2016	15-39
St. Mary’s	OH	—	56	3,997	—	—	56	3,997	4,053	451	2011	2016	15-39
Lima	OH	—	69	3,813	—	—	69	3,813	3,882	428	2009	2016	15-39
Round Rock	TX	—	769	4,176	—	—	769	4,176	4,945	420	1984	2016	15-39
Austin	TX	—	1,184	5,678	—	—	1,184	5,678	6,862	577	1998	2016	15-39
Austin	TX	—	2,104	7,566	—	—	2,104	7,566	9,670	807	2006	2016	15-39
Austin	TX	—	4,190	7,829	—	—	4,190	7,829	12,019	799	1994	2016	15-39
Dothan	AL	—	539	2,551	—	—	539	2,551	3,090	251	1997	2016	15-39
Tallahassee	FL	—	864	2,184	—	—	864	2,184	3,048	228	1995	2016	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Peachtree City	GA	$—	$476	$2,590	$—	$—	$476	$2,590	$3,066	$263	1997	2016	15-39
Valdosta	GA	—	524	2,504	—	—	524	2,504	3,028	255	1997	2016	15-39
Orland Park	IL	—	686	2,358	—	—	686	2,358	3,044	249	1994	2016	15-39
Rockford	IL	—	450	2,701	—	—	450	2,701	3,151	268	1996	2016	15-39
Bloomington	IN	—	240	2,761	—	—	240	2,761	3,001	252	1994	2016	15-39
Kokomo	IN	—	106	3,065	—	—	106	3,065	3,171	269	1995	2016	15-39
Clarkston	MI	—	284	2,788	—	—	284	2,788	3,072	302	1997	2016	15-39
Madison Heights	MI	—	58	3,094	—	—	58	3,094	3,152	271	1995	2016	15-39
Brighton	MI	—	102	2,920	—	—	102	2,920	3,022	297	1998	2016	15-39
Jackson	MI	—	177	2,846	—	—	177	2,846	3,023	283	1996	2016	15-39
Hendersonville	NC	—	165	2,928	—	—	165	2,928	3,093	306	2000	2016	15-39
New Bern	NC	—	284	2,525	—	—	284	2,525	2,809	252	2000	2016	15-39
Las Vegas	NV	—	962	2,086	—	—	962	2,086	3,048	235	2002	2016	15-39
Cherry Hill	NJ	—	791	2,340	—	—	791	2,340	3,131	248	1992	2016	15-39
Harrisburg	PA	—	735	2,340	—	—	735	2,340	3,075	238	1994	2016	15-39
Pittsburgh	PA	—	363	3,488	—	—	363	3,488	3,851	342	1996	2016	15-39
Beaumont	TX	—	206	3,241	—	—	206	3,241	3,447	315	1996	2016	15-39
Desoto	TX	—	535	2,542	—	—	535	2,542	3,077	264	1999	2016	15-39
Lewisville	TX	—	299	2,786	—	—	299	2,786	3,085	258	1994	2016	15-39
Webster	TX	—	591	2,622	—	—	591	2,622	3,213	267	1995	2016	15-39
Harrisonburg	VA	—	444	2,645	—	—	444	2,645	3,089	278	1998	2016	15-39
Beckley	WV	—	194	3,049	—	—	194	3,049	3,243	293	1997	2016	15-39
Portage	MI	—	38	2,041	—	—	38	2,041	2,079	174	1981	2017	15-39
Brook Park	OH	—	180	1,875	—	—	180	1,875	2,055	155	2000	2017	15-39
Terre Haute	IN	—	207	1,860	—	—	207	1,860	2,067	151	1984	2017	15-39
Harmarville	PA	—	157	1,761	—	—	157	1,761	1,918	159	1984	2017	15-39
Youngstown	OH	—	72	1,945	—	—	72	1,945	2,017	158	1983	2017	15-39
Mars	PA	—	381	1,572	—	—	381	1,572	1,953	146	2004	2017	15-39
Lafayette	IN	—	125	1,793	—	—	125	1,793	1,918	141	1976	2017	15-39
Joliet	IL	—	366	1,505	—	—	366	1,505	1,871	144	1983	2017	15-39
Cincinnati	OH	—	638	1,515	—	—	638	1,515	2,153	140	1988	2017	15-39
Delaware	OH	—	54	1,788	—	—	54	1,788	1,842	145	1987	2017	15-39
Wadsworth	OH	—	310	1,612	—	—	310	1,612	1,922	148	1989	2017	15-39
Fort Wright	KY	—	68	2,374	—	9	68	2,383	2,451	195	1997	2017	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Akron	OH	$—	$134	$1,605	$—	$—	$134	$1,605	$1,739	$171	1998	2017	15-39
Mt. Vernon	IL	—	68	1,849	—	—	68	1,849	1,917	164	2001	2017	15-39
Maysville	KY	—	37	1,889	—	—	37	1,889	1,926	158	2003	2017	15-39
Parkersburg	WV	—	280	1,631	—	—	280	1,631	1,911	142	2004	2017	15-39
Chesterton	IN	—	343	1,613	—	—	343	1,613	1,956	143	2004	2017	15-39
Huntington	WV	—	344	1,575	—	—	344	1,575	1,919	136	2005	2017	15-39
Amelia	OH	—	315	1,719	—	—	315	1,719	2,034	140	2006	2017	15-39
Bellefontaine	OH	—	100	1,833	—	—	100	1,833	1,933	159	1994	2017	15-39
Logan	OH	—	153	1,880	—	—	153	1,880	2,033	178	2008	2017	15-39
Harrison	OH	—	204	1,514	—	—	204	1,514	1,718	133	2014	2017	15-39
Upper Sandusky	OH	—	171	1,198	—	—	171	1,198	1,369	103	1994	2017	15-39
Charlotte	NC	—	1,148	1,789	—	6	1,148	1,795	2,943	113	2013	2017	15-39
Oak Ridge	TN	—	1,167	1,684	—	—	1,167	1,684	2,851	116	2013	2017	15-39
Alcoa	TN	—	1,022	1,760	—	—	1,022	1,760	2,782	120	2015	2017	15-39
Salisbury	NC	—	131	1,243	—	—	131	1,243	1,374	60	1974	2018	15-39
High Point	NC	—	202	1,765	—	—	202	1,765	1,967	88	1975	2018	15-39
Fayetteville	NC	—	251	3,324	—	—	251	3,324	3,575	157	1970	2018	15-39
Raleigh	NC	—	619	3,327	—	—	619	3,327	3,946	160	1971	2018	15-39
Gastonia	NC	—	236	1,311	—	—	236	1,311	1,547	67	1991	2018	15-39
Virginia Beach	VA	—	665	4,104	—	—	665	4,104	4,769	196	1966	2018	15-39
Hampton	VA	—	642	1,108	—	—	642	1,108	1,750	64	2016	2018	15-39
Greenville	SC	—	946	3,068	—	—	946	3,068	4,014	145	1973	2018	15-39
Riverdale	GA	—	311	2,518	—	—	311	2,518	2,829	125	2003	2018	15-39
Marietta	GA	—	152	1,732	—	—	152	1,732	1,884	83	1986	2018	15-39
Memphis	TN	—	632	2,376	—	—	632	2,376	3,008	123	1978	2018	15-39
Chattanooga	TN	—	470	3,391	—	—	470	3,391	3,861	163	1970	2018	15-39
Florence	AL	—	234	1,534	—	—	234	1,534	1,768	80	2004	2018	15-39
Madison	TN	—	325	1,026	—	—	325	1,026	1,351	52	2014	2018	15-39
Louisville	KY	—	387	4,698	—	—	387	4,698	5,085	224	1965	2018	15-39
Louisville	KY	—	297	2,867	—	—	297	2,867	3,164	135	1966	2018	15-39
Huntsville	AL	—	251	3,819	—	—	251	3,819	4,070	179	1968	2018	15-39
Matthews	NC	—	432	941	—	—	432	941	1,373	53	2013	2018	15-39
Brentwood	TN	—	924	803	—	—	924	803	1,727	49	2004	2018	15-39
Pensacola	FL	—	328	2,600	—	—	328	2,600	2,928	126	2007	2018	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Augusta	GA	$—	$253	$772	$—	$—	$253	$772	$1,025	$39	2012	2018	15-39
Columbus	OH	—	587	503	—	—	587	503	1,090	31	1995	2018	15-39
Evansville	IN	—	158	1,403	—	—	158	1,403	1,561	73	2003	2018	15-39
Mishawaka	IN	—	330	2,074	—	—	330	2,074	2,404	105	2003	2018	15-39
Nashville	TN	—	416	1,511	—	—	416	1,511	1,927	50	2000	2018	15-39
Miles City	MT	—	547	1,616	—	—	547	1,616	2,163	84	1995	2018	15-39
Dickinson	ND	—	294	2,447	—	—	294	2,447	2,741	105	1983	2018	15-39
Billings	MT	—	516	2,128	—	—	516	2,128	2,644	104	1977	2018	15-39
Billings	MT	—	356	1,728	—	—	356	1,728	2,084	81	1976	2018	15-39
Billings	MT	—	753	1,448	—	—	753	1,448	2,201	73	2003	2018	15-39
Louisville	KY	—	162	948	—	—	162	948	1,110	32	2002	2018	15-39
Cincinnati	OH	—	184	1,396	—	—	184	1,396	1,580	46	1987	2018	15-39
Madison	IN	—	126	2,230	—	3	126	2,233	2,359	71	1996	2018	15-39
Cincinnati	OH	—	164	2,787	—	—	164	2,787	2,951	35	1987	2019	15-39
Hamilton	OH	—	640	2,310	—	—	640	2,310	2,950	8	2004	2019	15-39
Office Properties:
Rochester	NY	—	589	9,872	—	—	589	9,872	10,461	2,709	2001	2010	15-39
Union Grove	WI	—	85	340	—	—	85	340	425	69	1993	2012	15-39
Groveport	OH	—	710	5,087	—	—	710	5,087	5,797	1,004	1979	2014	15-39
West Valley City	UT	—	1,336	5,822	—	10,000	1,336	15,822	17,158	3,482	1998	2014	15-39
Milwaukee	WI	—	668	5,650	—	—	668	5,650	6,318	803	1989	2014	15-39
Mt. Pleasant	TX	—	2,214	3,717	—	—	2,214	3,717	5,931	712	2008	2014	15-39
Harleysville	PA	—	3,513	24,767	—	—	3,513	24,767	28,280	2,992	1950	2016	15-39
Harrisburg	PA	—	958	19,060	—	—	958	19,060	20,018	1,988	1976	2016	15-39
Wood Dale	IL	—	2,806	8,726	—	54	2,806	8,780	11,586	939	1986	2016	15-39
Austin	TX	—	300	29,681	—	8,649	300	38,330	38,630	3,830	1984	2016	7-39
Melbourne	FL	—	1,701	12,141	—	—	1,701	12,141	13,842	1,063	2012	2016	15-39
Pittsford	NY	—	40	29,530	—	1,000	40	30,530	30,570	2,171	1975	2017	15-39
Jacksonville	FL	—	1,251	19,784	—	—	1,251	19,784	21,035	1,130	1984	2017	15-39
Troy	MI	—	1,665	19,798	—	1	1,665	19,799	21,464	1,168	1984	2017	15-39
Carrollton	TX	—	3,743	28,025	—	—	3,743	28,025	31,768	1,135	1999	2018	15-39
Murfreesboro	TN	—	1,534	25,033	—	1,727	1,534	26,760	28,294	377	1980	2019	15-39
Westborough	MA	—	5,861	27,646	—	—	5,861	27,646	33,507	288	1965	2019	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Retail Properties:
Highland Heights	KY	$—	$850	$1,984	$—	$—	$850	$1,984	$2,834	$527	1985	2010	15-39
Palmdale	CA	—	995	2,811	—	—	995	2,811	3,806	683	1991	2013	15-39
Palmdale	CA	—	670	1,610	—	—	670	1,610	2,280	418	2006	2013	15-39
Palmdale	CA	—	987	3,817	—	—	987	3,817	4,804	831	1991	2013	15-39
Mt. Pleasant	TX	—	1,141	997	—	—	1,141	997	2,138	258	1972	2014	15-39
Madill	OK	—	739	714	—	—	739	714	1,453	111	1993	2014	15-39
Fort Worth	TX	—	1,142	554	—	—	1,142	554	1,696	109	1980	2014	15-39
Dallas	TX	—	454	449	—	—	454	449	903	101	1984	2014	15-39
Wichita Falls	TX	—	674	186	—	—	674	186	860	41	1995	2014	15-39
Lytle	TX	—	97	815	—	—	97	815	912	127	2008	2015	15-39
New Caney	TX	—	37	875	—	—	37	875	912	122	1972	2015	15-39
Central City	KY	—	315	580	—	—	315	580	895	70	1978	2016	15-39
Owensboro	KY	—	177	615	—	—	177	615	792	63	1972	2016	15-39
Newburgh	IN	—	330	—	—	—	330	—	330	—	1994	2016	—
Sikeston	MO	—	205	2,235	—	—	205	2,235	2,440	236	1940	2016	15-39
Evansville	IN	—	636	3,655	—	—	636	3,655	4,291	365	1949	2016	15-39
Evansville	IN	—	244	2,375	—	—	244	2,375	2,619	231	1909	2016	15-39
Marion	IL	—	314	2,089	—	—	314	2,089	2,403	211	1970	2016	15-39
Kennett	MO	—	191	1,198	—	—	191	1,198	1,389	122	1970	2016	15-39
Poplar Bluff	MO	—	149	1,794	—	—	149	1,794	1,943	191	1970	2016	15-39
Cape Girardeau	MO	—	76	542	—	—	76	542	618	63	1988	2016	15-39
Scott City	MO	—	260	3,052	—	—	260	3,052	3,312	310	1978	2016	15-39
Henderson	KY	—	290	729	—	—	290	729	1,019	84	1973	2016	15-39
Blytheville	AR	—	413	3,405	—	—	413	3,405	3,818	369	1966	2016	15-39
Harrisburg	IL	—	131	839	—	—	131	839	970	82	1970	2016	15-39
Clarksville	IN	—	1,091	3,890	—	—	1,091	3,890	4,981	427	1961	2016	15-39
Owensboro	KY	—	499	734	—	—	499	734	1,233	81	1976	2016	15-39
Evansville	IN	—	203	369	—	—	203	369	572	57	2001	2016	15-39
Haubstadt	IN	—	379	1,349	—	—	379	1,349	1,728	162	2005	2016	15-39
Otterbein	IN	—	177	1,385	—	—	177	1,385	1,562	176	1978	2016	15-39
Ithaca	MI	—	739	2,669	—	—	739	2,669	3,408	294	2015	2016	15-39
Gillette	WY	—	366	3,447	—	—	366	3,447	3,813	360	2014	2016	15-39
Novi	MI	—	201	12,681	—	—	201	12,681	12,882	1,038	1985	2017	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Lansing	MI	—	88	13,919	—	3	88	13,922	14,010	1,097	1999	2017	15-39
Flint	MI	$—	$83	$7,987	$—	$—	$83	$7,987	$8,070	$632	1977	2017	15-39
Clinton Township	MI	—	358	9,551	—	—	358	9,551	9,909	759	1987	2017	15-39
Chesterfield	MI	—	753	9,716	—	—	753	9,716	10,469	796	2003	2017	15-39
Traverse City	MI	—	106	8,468	—	—	106	8,468	8,574	671	1998	2017	15-39
Warren	MI	—	158	5,394	—	—	158	5,394	5,552	426	1991	2017	15-39
Grandville	MI	—	339	4,368	—	—	339	4,368	4,707	356	2002	2017	15-39
Grand Rapids	MI	—	68	1,038	—	—	68	1,038	1,106	87	2014	2017	15-39
San Antonio	TX	—	300	1,277	—	1	300	1,278	1,578	102	1998	2017	15-39
Selma	TX	—	269	805	—	—	269	805	1,074	86	2013	2017	15-39
Linwood	NC	—	206	475	—	—	206	475	681	69	1997	2017	15-39
Vinton	TX	—	469	384	—	—	469	384	853	52	2016	2017	15-39
Columbus	MN	—	406	945	—	2	406	947	1,353	83	1983	2017	15-39
Louisville	KY	—	370	240	—	—	370	240	610	30	2002	2017	15-39
Dunn	NC	—	199	659	—	—	199	659	858	61	2017	2017	15-39
San Marcos	TX	—	486	776	—	—	486	776	1,262	83	2017	2017	15-39
Oshkosh	WI	—	134	5,372	—	—	134	5,372	5,506	362	1995	2017	15-39
Sheboygan	WI	—	266	2,787	—	—	266	2,787	3,053	219	2002	2017	15-39
Fond du Lac	WI	—	120	658	—	—	120	658	778	56	2006	2017	15-39
Green Bay	WI	—	398	9,087	—	2	398	9,089	9,487	607	1992	2017	15-39
Manitowoc	WI	—	293	2,926	—	—	293	2,926	3,219	219	1993	2017	15-39
Boynton Beach	FL	—	960	2,803	—	10	960	2,813	3,773	372	2007	2017	7-39
Jacksonville	FL	—	444	2,179	—	—	444	2,179	2,623	345	2008	2017	7-39
Jacksonville	FL	—	319	2,191	—	—	319	2,191	2,510	246	1999	2017	7-39
Miami Gardens	FL	—	803	2,181	—	—	803	2,181	2,984	338	2009	2017	7-39
Orange Park	FL	—	365	2,471	—	—	365	2,471	2,836	456	2006	2017	7-39
Milton	FL	—	505	1,994	—	—	505	1,994	2,499	325	2005	2017	7-39
Wichita	KS	—	488	2,135	—	—	488	2,135	2,623	322	2008	2017	7-39
Tulsa	OK	—	113	1,890	—	—	113	1,890	2,003	311	2008	2017	7-39
Alcoa	TN	—	751	1,829	—	—	751	1,829	2,580	319	1993	2017	7-39
Wichita	KS	—	233	2,443	—	—	233	2,443	2,676	184	2006	2018	7-39
Wichita	KS	—	206	2,262	—	—	206	2,262	2,468	185	2006	2018	7-39
Wichita	KS	—	234	1,761	—	—	234	1,761	1,995	166	2008	2018	7-39
Texarkana	TX	—	139	3,211	—	(1)	139	3,210	3,349	224	2016	2018	7-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Pace	FL	—	215	2,955	—	—	215	2,955	3,170	234	2015	2018	7-39
Hoosick Falls	NY	$—	$78	$1,612	$—	$—	$78	$1,612	$1,690	$120	2012	2017	15-39
Hadley	NY	—	100	1,586	—	—	100	1,586	1,686	123	2014	2017	15-39
Cairo	NY	—	106	1,609	—	—	106	1,609	1,715	110	2014	2017	15-39
Bridgewater	NY	—	241	1,482	—	—	241	1,482	1,723	112	2014	2017	15-39
Valatie	NY	—	102	1,720	—	—	102	1,720	1,822	118	2014	2017	15-39
Wurtsboro	NY	—	83	1,640	—	—	83	1,640	1,723	120	2014	2017	15-39
Ellenburg Center	NY	—	133	1,595	—	—	133	1,595	1,728	112	2014	2017	15-39
Marion	NY	—	149	1,457	—	—	149	1,457	1,606	95	2013	2017	15-39
Oswego	NY	—	124	1,636	—	—	124	1,636	1,760	112	2015	2017	15-39
Cincinnati	OH	—	367	1,168	—	—	367	1,168	1,535	75	2014	2017	15-39
Dayton	OH	—	249	1,240	—	—	249	1,240	1,489	85	2013	2017	15-39
West Alexandria	OH	—	371	1,108	—	—	371	1,108	1,479	73	2011	2017	15-39
Sheffield	MA	—	109	1,687	—	6	109	1,693	1,802	104	2015	2017	15-39
Cedar Hill	TX	—	501	1,842	—	—	501	1,842	2,343	112	2015	2017	15-39
Bear	DE	—	398	2,164	—	6	398	2,170	2,568	136	2017	2017	15-39
Smyrna	DE	—	1,366	2,708	—	—	1,366	2,708	4,074	213	2016	2017	15-39
North Fort Myers	FL	—	1,011	3,353	—	6	1,011	3,359	4,370	262	2015	2017	15-39
Downers Grove	IL	—	1,919	16,366	—	—	1,919	16,366	18,285	693	1974	2018	15-39
Benzonia	MI	—	89	3,009	—	—	89	3,009	3,098	139	2014	2018	15-39
Flushing	MI	—	201	2,863	—	—	201	2,863	3,064	137	2014	2018	15-39
Anderson	SC	—	312	4,113	—	3	312	4,116	4,428	157	2008	2018	15-39
Elizabethton	TN	—	270	4,077	—	—	270	4,077	4,347	149	2005	2018	15-39
Greeneville	TN	—	117	4,122	—	—	117	4,122	4,239	152	2003	2018	15-39
Lexington	SC	—	219	898	—	—	219	898	1,117	41	2015	2018	15-39
Lexington	SC	—	348	714	—	—	348	714	1,062	32	2015	2018	15-39
Orangeburg	SC	—	238	3,323	—	—	238	3,323	3,561	140	2006	2018	15-39
West Columbia	SC	—	296	1,140	—	—	296	1,140	1,436	46	2016	2018	15-39
Big Spring	TX	—	465	2,363	—	1	465	2,364	2,829	72	2008	2018	15-39
Cuero	TX	—	472	2,285	—	1	472	2,286	2,758	75	2010	2018	15-39
Berry	AL	—	120	864	—	—	120	864	984	19	2014	2019	15-39
Jacksonville	FL	—	116	1,132	—	—	116	1,132	1,248	26	2014	2019	15-39
Albany	GA	—	168	1,067	—	—	168	1,067	1,235	24	2014	2019	15-39
Rex	GA	—	330	1,328	—	—	330	1,328	1,658	32	2014	2019	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
North Charleston	SC	—	215	1,259	—	—	215	1,259	1,474	28	2014	2019	15-39
Apple Springs	TX	$—	$99	$838	$—	$—	$99	$838	$937	$19	2014	2019	15-39
Dawson	TX	—	81	824	—	—	81	824	905	19	2014	2019	15-39
San Antonio	TX	—	215	1,178	—	—	215	1,178	1,393	27	2014	2019	15-39
Monroe	UT	—	141	1,132	—	—	141	1,132	1,273	26	2014	2019	15-39
Broadway	VA	—	212	1,203	—	—	212	1,203	1,415	27	2014	2019	15-39
Tyler	MN	—	81	905	—	—	81	905	986	20	2014	2019	15-39
Preston	MN	—	182	1,239	—	—	182	1,239	1,421	28	2014	2019	15-39
Rushford	MN	—	137	850	—	—	137	850	987	21	2014	2019	15-39
Lorain	OH	—	120	1,311	—	—	120	1,311	1,431	30	2014	2019	15-39
Bagley	MN	—	123	1,135	—	—	123	1,135	1,258	27	2014	2019	15-39
Greenwood	WI	—	116	1,048	—	—	116	1,048	1,164	23	2013	2019	15-39
Cass Lake	MN	—	175	1,218	—	—	175	1,218	1,393	29	2013	2019	15-39
Wild Rose	WI	—	126	852	—	—	126	852	978	20	2013	2019	15-39
Comanche	TX	—	189	1,207	—	—	189	1,207	1,396	29	2014	2019	15-39
Levelland	TX	—	147	1,111	—	—	147	1,111	1,258	26	2014	2019	15-39
Saginaw	MI	—	137	1,211	—	—	137	1,211	1,348	29	2014	2019	15-39
Des Moines	IA	—	186	1,321	—	—	186	1,321	1,507	30	2014	2019	15-39
Georgetown	KY	—	279	1,382	—	—	279	1,382	1,661	32	2014	2019	15-39
Davenport	IA	—	104	1,074	—	—	104	1,074	1,178	24	2014	2019	15-39
Grand Ledge	MI	—	307	2,794	—	—	307	2,794	3,101	49	2002	2019	15-39
Lansing	MI	—	140	2,836	—	—	140	2,836	2,976	49	2011	2019	15-39
Williamsburg	KY	—	214	2,880	—	—	214	2,880	3,094	52	2011	2019	15-39
Buckeye	AZ	—	444	3,478	—	—	444	3,478	3,922	22	2014	2019	15-39
Tucson	AZ	—	802	3,496	—	—	802	3,496	4,298	12	2014	2019	15-39
Laurel	MS	—	272	2,938	—	—	272	2,938	3,210	18	2012	2019	15-39
Tyler	TX	—	462	6,242	—	—	462	6,242	6,704	24	2006 / 2016	2019	15-39
Edgewood	NM	—	575	3,021	—	—	575	3,021	3,596	11	2012	2019	15-39
Other Properties:
White Marsh	MD	—	3,223	200	—	—	3,223	200	3,423	56	1986	2013	15-39
Manassas	VA	—	1,187	197	—	—	1,187	197	1,384	47	1986	2013	15-39
Morrisville	NC	—	235	46	—	—	235	46	281	14	1960	2013	15-39
Aston	PA	—	2,554	126	—	—	2,554	126	2,680	33	1984	2013	15-39
Cincinnati	OH	—	1,001	173	—	—	1,001	173	1,174	56	1976	2013	15-39

			Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation is Computed (Years)
City	State	Encumbrance	Land	Buildings and Improvements	Land	Improvements	Land	Buildings and Improvements	Total(B)	Accumulated Depreciation	Date of Construction	Date Acquired
Columbus	OH	—	757	77	—	—	757	77	834	20	1981	2013	15-39
Windsor	CT	$—	$1,887	$204	$—	$—	$1,887	$204	$2,091	$66	1986	2013	15-39
Pittsburgh	PA	—	1,691	244	—	—	1,691	244	1,935	67	1989	2013	15-39
Greenwich	CT	—	16,898	959	—	—	16,898	959	17,857	204	1967	2014	15-39
Sterling	VA	17,885	24,395	—	—	—	24,395	—	24,395	—	2004	2016	—
Norman	OK	—	68	5,358	—	—	68	5,358	5,426	671	1965	2016	15-27.5
Oneonta	NY	—	23	838	—	—	23	838	861	67	1893	2017	15-27.5
Lexington	KY	—	28	2,605	—	—	28	2,605	2,633	206	1985	2017	15-27.5
Tallahassee	FL	—	74	7,476	—	—	74	7,476	7,550	586	2015	2017	15-27.5

Total(C)		$112,151	$548,209	$3,092,062	$702	$45,471	$548,911	$3,137,533	$3,686,444	$271,044

Notes:

(A)	The initial cost to the Company represents the original purchase price of the property (see Note 4).
(B)	The aggregate cost of real estate owned as of December 31, 2019 for U.S. federal income tax purposes was approximately $3,900,000.
(C)

This schedule excludes properties subject to leases that are classified as direct financing leases, as well as the value of right-of-use assets recorded on certain of the properties where the Company is lessee under a ground lease.

Change in Total Real Estate Assets

	For the years ended December 31,
	2019	2018	2017
Balance, beginning of period	$2,848,735	$2,334,524	$1,743,403
Acquisitions and building improvements	984,760	568,036	640,961
Dispositions	(143,688)	(51,950)	(47,181)
Impairment	(3,363)	(1,875)	(2,659)

Balance, end of period	$3,686,444	$2,848,735	$2,334,524

Change in Accumulated Depreciation

	For the years ended December 31,
	2019	2018	2017
Balance, beginning of period	$206,989	$148,383	$105,703
Acquisitions and building improvements	83,797	66,156	49,832
Dispositions	(19,317)	(7,376)	(6,942)
Impairment	(425)	(174)	(210)

Balance, end of period	$271,044	$206,989	$148,383

Historical Financial Statements of Broadstone Net Lease (Unaudited)

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except per share amounts)

	June 30, 2020	December 31, 2019
Assets
Accounted for using the operating method, net of accumulated depreciation	$3,346,792	$3,415,400
Accounted for using the direct financing method	30,953	41,890

Investment in rental property, net	3,377,745	3,457,290
Cash and cash equivalents	9,241	12,455
Accrued rental income	90,545	84,534
Tenant and other receivables, net	5,045	934
Prepaid expenses and other assets	9,819	12,613
Interest rate swap, assets	—	2,911
Goodwill	339,769	—
Intangible lease assets, net	298,741	331,894
Debt issuance costs – unsecured revolving credit facility, net	1,782	2,380
Leasing fees, net	11,368	12,847

Total assets	$4,144,055	$3,917,858

Liabilities, mezzanine equity and equity
Unsecured revolving credit facility	$248,300	$197,300
Mortgages and notes payable, net	109,512	111,793
Unsecured term notes, net	1,673,092	1,672,081
Interest rate swap, liabilities	85,678	24,471
Earnout liability	37,975	—
Accounts payable and other liabilities	25,550	37,377
Accrued interest payable	4,144	3,594
Intangible lease liabilities, net	83,157	92,222

Total liabilities	2,267,408	2,138,838

Commitments and contingencies (See Note 16)

Mezzanine equity
Common stock, 781 shares issued and outstanding at June 30, 2020	66,376	—
Non-controlling interests	112,159	—

Total mezzanine equity	178,535	—

Equity
Broadstone Net Lease, Inc. stockholders’ equity:
Preferred stock, $0.001 par value; 20,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 80,000 shares authorized, 26,077 and 26,001 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	26	26
Additional paid-in capital	1,899,751	1,895,935
Cumulative distributions in excess of retained earnings	(229,531)	(208,261)
Accumulated other comprehensive loss	(78,613)	(20,086)

Total Broadstone Net Lease, Inc. stockholders’ equity	1,591,633	1,667,614
Non-controlling interests	106,479	111,406

Total equity	1,698,112	1,779,020

Total liabilities, mezzanine equity and equity	$4,144,055	$3,917,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(Unaudited)

(in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Revenues
Lease revenues, net	$80,371	$69,053	$158,602	$137,483

Operating expenses
Depreciation and amortization	39,921	25,287	71,140	49,597
Asset management fees	—	5,318	2,461	10,438
Property management fees	—	1,935	1,275	3,820
Property and operating expense	4,190	3,252	8,305	7,642
General and administrative	5,700	1,389	11,542	2,492
Provision for impairment of investment in rental properties	534	—	2,667	1,017

Total operating expenses	50,345	37,181	97,390	75,006

Other income (expenses)
Interest income	11	—	20	1
Interest expense	(19,513)	(16,732)	(40,504)	(32,560)
Cost of debt extinguishment	—	(8)	(22)	(721)
Gain on sale of real estate	1,046	2,787	8,665	4,187
Income taxes	(402)	(305)	(951)	(748)
Internalization expenses	(389)	(272)	(1,594)	(272)
Change in fair value of earnout liability	6,321	—	2,144	—
Other losses	(2)	—	(24)	—

Net income	17,098	17,342	28,946	32,364
Net income attributable to non-controlling interests	(1,745)	(1,208)	(2,777)	(2,292)

Net income attributable to Broadstone Net Lease, Inc.	$15,353	$16,134	$26,169	$30,072

Weighted average number of common shares outstanding
Basic	26,856	23,204	26,691	22,770

Diluted	29,912	24,941	29,482	24,507

Net earnings per common share
Basic and diluted	$0.57	$0.70	$0.98	$1.32

Comprehensive income (loss)
Net income	$17,098	$17,342	$28,946	$32,364
Other comprehensive loss
Change in fair value of interest rate swaps	(6,056)	(23,178)	(64,118)	(35,802)
Realized gain on interest rate swaps	(41)	(41)	(83)	(122)

Comprehensive income (loss)	11,001	(5,877)	(35,255)	(3,560)
Comprehensive (income) loss attributable to non-controlling interests	(1,123)	409	2,897	242

Comprehensive income (loss) attributable to Broadstone Net Lease, Inc.	$9,878	$(5,468)	$(32,358)	$(3,318)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity and Mezzanine Equity

(Unaudited)

(in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Cumulative Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total Stockholders’ Equity	Mezzanine Equity Common Stock	Mezzanine Equity Non- controlling Interests	Total Mezzanine Equity
Balance, January 1, 2020	$26	$1,895,935	$(208,261)	$(20,086)	$111,406	$1,779,020	$—	$—	$—
Cumulative effect of accounting change (see Note 2)	—	—	(323)	—	—	(323)	—	—	—
Net income	—	—	10,816	—	710	11,526	—	322	322
Issuance of 73 shares of common stock and 781 shares of mezzanine equity common stock	—	6,097	—	—	—	6,097	66,376	—	66,376
Issuance of 1,320 mezzanine non-controlling interests	—	—	—	—	—	—	—	112,159	112,159
Adjustment to carrying value of mezzanine equity non-controlling interests	—	(2,416)	—	—	—	(2,416)	—	2,416	2,416
Distributions declared ($0.44 per share January 2020 through March 2020)	—	—	(35,299)	—	(2,100)	(37,399)	—	(1,161)	(1,161)
Change in fair value of interest rate swap agreements	—	—	—	(53,014)	(3,472)	(56,486)	—	(1,576)	(1,576)
Realized gain on interest rate swap agreements	—	—	—	(38)	(2)	(40)	—	(2)	(2)

Balance, March 31, 2020	$26	$1,899,616	$(233,067)	$(73,138)	$106,542	$1,699,979	$66,376	$112,158	$178,534
Net income	—	—	15,353	—	992	16,345	—	753	753
Issuance of three shares of common stock	—	232	—	—	—	232	—	—	—
Adjustment to carrying value of mezzanine equity non-controlling interests	—	(97)	—	—	—	(97)	—	97	97
Distributions declared ($0.44 per share in April 2020)	—	—	(11,817)	—	(701)	(12,518)	—	(581)	(581)
Change in fair value of interest rate swap agreements	—	—	—	(5,438)	(351)	(5,789)	—	(267)	(267)
Realized gain on interest rate swap agreements	—	—	—	(37)	(3)	(40)	—	(1)	(1)

Balance, June 30, 2020	$26	$1,899,751	$(229,531)	$(78,613)	$106,479	$1,698,112	$66,376	$112,159	$178,535

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity and Mezzanine Equity

(Unaudited)

(in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Cumulative Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling Interests	Total Stockholders’ Equity	Mezzanine Equity Common Stock	Mezzanine Equity Non- controlling Interests	Total Mezzanine Equity
Balance, January 1, 2019	$22	$1,557,421	$—	$(155,150)	$14,806	$111,821	$1,528,920	$—	$—	$—
Net income	—	—	—	13,938	—	1,084	15,022	—	—	—
Issuance of 883 shares of common stock	1	75,099	(225)	—	—	—	74,875	—	—	—
Other offering costs	—	(300)	—	—	—	—	(300)	—	—	—
Distributions declared ($0.43 per share January 2019, $0.44 per share February through March 2019)	—	—	—	(29,635)	—	(2,348)	(31,983)	—	—	—
Change in fair value of interest rate swap agreements	—	—	—	—	(11,713)	(911)	(12,624)	—	—	—
Realized gain on interest rate swap agreements	—	—	—	—	(75)	(6)	(81)	—	—	—
Redemption of 21 shares of common stock	—	(1,803)	—	—	—	—	(1,803)	—	—	—

Balance, March 31, 2019	$23	$1,630,417	$(225)	$(170,847)	$3,018	$109,640	$1,572,026	$—	$—	$—
Net income	—	—	—	16,134	—	1,208	17,342	—	—	—
Issuance of 892 shares of common stock	1	76,004	225	—	—	—	76,230	—	—	—
Other offering costs	—	(300)	—	—	—	—	(300)	—	—
Distributions declared ($0.44 per share April through June 2019)	—	—	—	(30,934)	—	(2,297)	(33,231)	—	—	—
Change in fair value of interest rate swap agreements	—	—	—	—	(21,564)	(1,614)	(23,178)	—	—	—
Realized gain on interest rate swap agreements	—	—	—	—	(38)	(3)	(41)	—	—	—
Redemption of 38 shares of common stock	—	(3,210)	—	—	—	—	(3,210)	—	—	—

Balance, June 30, 2019	$24	$1,702,911	$—	$(185,647)	$(18,584)	$106,934	$1,605,638	$—	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	For the six months ended June 30,
	2020	2019
Operating activities
Net income	$28,946	$32,364
Adjustments to reconcile net income including non-controlling interests to net cash provided by operating activities:
Depreciation and amortization including intangibles associated with investment in rental property	71,020	48,142
Provision for impairment of investment in rental properties	2,667	1,017
Amortization of debt issuance costs charged to interest expense	1,637	1,079
Straight-line rent and financing lease adjustments	(7,757)	(10,383)
Cost of debt extinguishment	22	721
Gain on sale of real estate	(8,665)	(4,187)
Change in fair value of earnout liability	(2,144)	—
Leasing fees paid	—	(435)
Adjustment to provision for credit losses	(127)	—
Other non-cash items	228	185
Changes in assets and liabilities, net of acquisition:
Tenant and other receivables	(4,111)	897
Prepaid expenses and other assets	(235)	(16)
Accounts payable and other liabilities	(2,573)	2,534
Accrued interest payable	550	(7,199)

Net cash provided by operating activities	79,458	64,719

Investing activities
Acquisition of rental property accounted for using the operating method, net of mortgages assumed of $0 and $49,782 in 2020 and 2019, respectively	—	(153,858)
Cash paid for Internalization	(30,861)	—
Capital expenditures and improvements	(3,824)	(1,543)
Proceeds from disposition of rental property, net	45,423	33,632
Change in deposits on investments in rental property	—	875

Net cash provided by (used in) investing activities	10,738	(120,894)

Financing activities
Proceeds from issuance of common stock, net	131	120,190
Redemptions of common stock	—	(5,013)
Cash paid for deferred offering costs	(1,055)	—
Borrowings on mortgages, notes payable and unsecured term notes, net of mortgages assumed of $0 and $49,782 in 2020 and 2019, respectively	60,000	300,000
Principal payments on mortgages, notes payable and unsecured term notes	(152,533)	(307,672)
Borrowings on unsecured revolving credit facility	192,000	55,800
Repayments on unsecured revolving credit facility	(141,000)	(73,300)
Cash distributions paid to stockholders	(52,779)	(29,572)
Cash distributions paid to non-controlling interests	(5,307)	(4,627)
Debt issuance and extinguishment costs paid	(122)	(5,902)

Net cash (used in) provided by financing activities	(100,665)	49,904

Net decrease in cash and cash equivalents and restricted cash	(10,469)	(6,271)
Cash and cash equivalents and restricted cash at beginning of period	20,311	18,989

Cash and cash equivalents and restricted cash at end of period	$9,842	$12,718

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents at beginning of period	$12,455	$18,612
Restricted cash at beginning of period	7,856	377

Cash and cash equivalents and restricted cash at beginning of period	$20,311	$18,989

Cash and cash equivalents at end of period	$9,241	$10,288
Restricted cash at end of period	601	2,430

Cash and cash equivalents and restricted cash at end of period	$9,842	$12,718

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(in thousands)

1. Business Description

Broadstone Net Lease, Inc. (the “Corporation”) is a Maryland corporation formed on October 18, 2007, that elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2008. The Corporation focuses on investing in income-producing, net leased commercial properties, primarily in the United States. The Corporation leases industrial, healthcare, restaurant, office, retail, and other commercial properties under long-term lease agreements. At June 30, 2020, the Corporation owned a diversified portfolio of 632 individual commercial properties located in 41 states throughout the continental United States and one property in British Columbia, Canada.

Broadstone Net Lease, LLC (the Corporation’s operating company, or the “OP”), is the entity through which the Corporation conducts its business and owns (either directly or through subsidiaries) all of the Corporation’s properties. The Corporation is the sole managing member of the OP. The remaining membership units in the OP (“OP Units”), which are referred to as non-controlling interests, are held by members who acquired their interest by contributing real estate properties or other assets to the OP in exchange for OP Units. As the Corporation conducts substantially all of its operations through the OP, it is structured as what is referred to as an umbrella partnership real estate investment trust (“UPREIT”). The Corporation, the OP, and its consolidated subsidiaries are collectively referred to as the “Company”. The following table summarizes the outstanding equity and economic ownership interest of the Corporation and the OP:

	June 30, 2020			December 31, 2019
(in thousands)	Shares of Common Stock	OP Units	Total Diluted Shares	Shares of Common Stock	OP Units	Total Diluted Shares
Permanent equity	26,077	1,737	27,814	26,001	1,737	27,738
Mezzanine equity	781	1,320	2,101	—	—	—

Total	26,858	3,057	29,915	26,001	1,737	27,738

Percent Ownership of OP	89.8%	10.2%	100.0%	93.7%	6.3%	100.0%

Refer to Note 14 for further discussion regarding the weighted average shares outstanding.

The Corporation operates under the direction of its board of directors (the “Board of Directors”), which is responsible for the management and control of the Company’s affairs. Prior to February 7, 2020, the Corporation was externally managed by Broadstone Real Estate, LLC (“BRE”) and Broadstone Asset Management, LLC (the “Asset Manager”) subject to the Board of Directors’ direction, oversight, and approval. The Asset Manager was a wholly owned subsidiary of BRE and all of the Corporation’s officers were employees of BRE. Accordingly, both BRE and the Asset Manager were related parties of the Company. Refer to Note 3 for further discussion concerning related parties and related party transactions.

On February 7, 2020, the Corporation, the OP, BRE, and certain of their respective subsidiaries and affiliates, completed through a series of mergers (the “Mergers”) the internalization of the external management functions previously performed for the Corporation and the OP by BRE and the Asset Manager (such transactions, collectively, the “Internalization”). Upon consummation of the Internalization, the Company’s management team and corporate staff, who were previously employed by BRE, became employees of an indirect subsidiary of the OP and the Company became internally managed. Upon Internalization, the prior Property Management Agreement and Asset Management Agreement were terminated. The Internalization was not considered a “Termination Event” under the terms of the agreements and therefore no fees were paid under them as a result of the Internalization. The Internalization consisted of the acquisition of BRE in accordance with the definitive merger agreement (the “Merger Agreement”). Refer to Note 4 for further discussion regarding the Internalization, including the associated payments related thereto.

2. Summary of Significant Accounting Policies

Interim Information

The accompanying Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information (Accounting Standards Codification (“ASC”) 270, Interim Reporting) and Article 10 of the Securities and Exchange Commission’s (“SEC”) Regulation S-X. Accordingly, the Corporation has omitted certain footnote disclosures which would substantially duplicate those contained within the audited consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 Annual Report on Form 10-K, filed with the SEC on February 27, 2020. Therefore, the readers of this quarterly report should refer to those audited consolidated financial statements, specifically Note 2, Summary of Significant Accounting Policies, for further discussion of significant accounting policies and estimates. The Corporation believes all adjustments necessary for a fair presentation have been included in these interim Condensed Consolidated Financial Statements (which include only normal recurring adjustments).

Principles of Consolidation

The Condensed Consolidated Financial Statements include the accounts and operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

To the extent the Corporation has a variable interest in entities that are not evaluated under the variable interest entity (“VIE”) model, the Corporation evaluates its interests using the voting interest entity model. The Corporation has complete responsibility for the day-to-day management of, authority to make decisions for, and control of the OP. Based on consolidation guidance, the Corporation has concluded that the OP is a VIE as the members in the OP do not possess kick-out rights or substantive participating rights. Accordingly, the Corporation consolidates its interest in the OP. However, because the Corporation holds the majority voting interest in the OP, it qualifies for the exemption from providing certain disclosure requirements associated with investments in VIEs.

The portion of the OP not owned by the Corporation is presented as non-controlling interests as of and during the periods presented.

Basis of Accounting

The Condensed Consolidated Financial Statements have been prepared in accordance with GAAP.

Use of Estimates

The preparation of Condensed Consolidated Financial Statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allocation of purchase price between tangible and intangible assets acquired and liabilities assumed, the value of long-lived assets and goodwill, the provision for impairment, the depreciable lives of rental property, the amortizable lives of intangible assets and liabilities, the provisions for uncollectible rent and credit losses, the fair value of the earnout liability, the fair value of assumed debt and notes payable, the fair value of the Company’s interest rate swap agreements, and the determination of any uncertain tax positions. Accordingly, actual results may differ from those estimates.

Long-lived Asset Impairment

The Company reviews long-lived assets, other than goodwill, to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If, and when, such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition, and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. A significant judgment is made as to if and when impairment should be taken. The Company’s assessment of impairment as of June 30, 2020 was based on the most current information available to the Company. Based upon current market conditions resulting from the COVID-19 pandemic (see Note 18), certain of the Company’s properties may have fair values less than their carrying amounts. However, based on the Company’s plans with respect to those properties, the Company believes that their carrying amounts are recoverable and therefore, under applicable GAAP guidance, no impairment charges were recognized other than those described below. If the operating conditions mentioned above deteriorate or if the Company’s expected holding period for assets changes, subsequent tests for impairments could result in additional impairment charges in the future.

Inputs used in establishing fair value for real estate assets generally fall within Level 3 of the fair value hierarchy, which are characterized as requiring significant judgment as little or no current market activity may be available for validation. The main indicator used to establish the classification of the inputs is current market conditions, as derived through the use of published commercial real estate market information. The Company determines the valuation of impaired assets using generally accepted valuation techniques including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations, and bona fide purchase offers received from third parties. Management may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

During the three and six months ended June 30, 2020 and 2019, the Company recorded impairment charges of $534 and $0, and $2,667 and $1,017, respectively.

Restricted Cash

Restricted cash includes escrow funds the Company maintains pursuant to the terms of certain mortgages, notes payable, and lease agreements, and undistributed proceeds from the sale of properties under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”), and is reported within Prepaid expenses and other assets in the Condensed Consolidated Balance Sheets.

Restricted cash consisted of the following:

(in thousands)	June 30, 2020	December 31, 2019
Escrow funds and other	$601	$2,311
Undistributed 1031 proceeds	—	5,545

	$601	$7,856

Revenue Recognition

The Company accounts for leases in accordance with ASC 842, Leases. The Company commences revenue recognition on its leases based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of the Company’s property related contracts are or contain leases, and therefore revenue is recognized when the lessee takes possession of or controls the physical use of the leased assets. In most instances this occurs on the lease commencement date. At the time of lease assumption or at the inception of a new lease, including new leases that arise from amendments, the Company assesses the terms and conditions of the lease to determine the proper lease classification.

Certain of the Company’s leases require tenants to pay rent based upon a percentage of the property’s net sales (“percentage rent”) or contain rent escalators indexed to future changes in the Consumer Price Index (“CPI”). Lease income associated with such provisions is considered variable lease income and is not included in the initial measurement of the lease receivable, or in the calculation of straight-line rent revenue. Such amounts are recognized as income when the amounts are determinable.

A lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee at the end of the lease term, (ii) the lessee has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use to the Company at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the lessee, in which case it would be classified as a direct financing lease under certain circumstances.

The Company accounts for the right to use land as a separate lease component, unless the accounting effect of doing so would be insignificant. Determination of significance requires management judgment. In determining whether the accounting effect of separately reporting the land component from other components for its real estate leases is significant, the Company assesses: (i) whether separating the land component impacts the classification of any lease component, (ii) the value of the land component in the context of the overall contract, and (iii) whether the right to use the land is coterminous with the rights to use the other assets.

Revenue recognition methods for operating leases, direct financing leases, and sales-type leases are described below:

Rental property accounted for under operating leases – Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable rent escalations and collectability of the lease payments is probable, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as Accrued rental income on the Condensed Consolidated Balance Sheets. If the Company determines that collectability of the lease payments is not probable, the Company records an adjustment to Lease revenues to reduce cumulative income recognized since lease commencement to the amount of cash collected from the lessee. Future revenue recognition is limited to amounts paid by the lessee.

Rental property accounted for under direct financing leases – The Company utilizes the direct finance method of accounting to record direct financing lease income. The net investment in the direct financing lease represents receivables for the sum of future lease payments to be received and the estimated residual value of the leased property, less unamortized unearned income (which represents the difference between undiscounted cash flows and discounted cash flows). Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Rental property accounted for under sales-type leases – For leases accounted for as sales-type leases, the Company records selling profit arising from the lease at inception, along with the net investment in the lease. The Company leases assets through the assumption of existing leases or through sale-leaseback transactions, and records such assets at their fair value at the time of acquisition, which in most cases coincides with lease inception. As a result, the Company does not generally recognize selling profit on sales-type leases. The net investment in the sales-type lease represents receivables for the sum of future lease payments and the estimated unguaranteed residual value of the leased property, each measured at net present value. Interest income is recorded over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Certain of the Company’s lease contracts contain nonlease components (e.g., charges for management fees, common area maintenance, and reimbursement of third-party maintenance expenses) in addition to lease components (i.e., monthly rental charges). Services related to nonlease components are provided over the same period of time as, and billed in the same manner as, monthly rental charges. The Company elected to apply the practical expedient available under ASC 842, for all classes of assets, not to separate the lease components from the nonlease components when accounting for operating leases. Since the lease component is the predominant component under each of these leases, combined revenues from both the lease and nonlease components are reported as Lease revenues, net in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

Refer below to the Recently Adopted Accounting Standards section of this Note regarding a question and answer document released by the Financial Accounting Standards Board (“FASB”) with guidance on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic.

Rent Received in Advance

Rent received in advance represents tenant payments received prior to the contractual due date, and is included in Accounts payable and other liabilities on the Condensed Consolidated Balance Sheets. Rent received in advance is as follows:

(in thousands)	June 30, 2020	December 31, 2019
Rent received in advance	$11,360	$13,368

Provision for Uncollectible Rent

In accordance with ASC 842, provisions for uncollectible rent are recorded as an offset to Lease revenues, net on the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss). The following table summarizes the changes in the provision for uncollectible rent:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Beginning balance	$1,033	$—	$—	$2,086
Provision for uncollectible rent	1,190	—	2,223	440
Write-offs	(1)	—	(1)	(2,526)

Ending balance	$2,222	$—	$2,222	$—

Goodwill

Goodwill represents the excess of the amount paid over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination and is assigned to one or more reporting units. The Company’s reporting unit is the same as its reportable segment. Goodwill has an indefinite life and is therefore not amortized. The Company evaluates goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. The Company will adopt an annual goodwill testing date during the fourth quarter of 2020.

Deferred Initial Public Offering Costs

The Company has incurred certain costs in connection with its anticipated initial public offering (“IPO”). The Company capitalizes such deferred IPO costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees. The deferred IPO costs will be offset against IPO proceeds upon the consummation of an offering. Should the planned IPO be abandoned, the deferred IPO costs will be expensed immediately as a charge to operating expenses in the Condensed Consolidated Statement of Income and Comprehensive Income (Loss). At June 30, 2020 and December 31, 2019, deferred IPO costs were $1,282 and $668, respectively, and were included within Prepaid expenses and other assets on the Condensed Consolidated Balance Sheets.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The Company has estimated that the carrying amount reported on the Condensed Consolidated Balance Sheets for Cash and cash equivalents, Prepaid expenses and other assets, Tenant and other receivables, net, Accrued interest payable, and Accounts payable and other liabilities, approximates their fair values due to their short-term nature.

Recurring Fair Value Measurements

The Company measures and records its interest rate swap assets and liabilities (see Note 11) and earnout liability at fair value, and discloses the fair value of its long-term debt, on a recurring basis.

Earnout Liability – In connection with the Internalization, the Company recognized an earnout liability that will be due and payable to the former owners of BRE if certain milestones are achieved during specified periods of time following the closing of the Internalization (the “Earnout Periods”) related to either (a) the 40-day dollar volume-weighted average price of a share of the Company’s common stock (“VWAP per REIT Share”), following the completion of an IPO of the Company’s common stock, or (b) the Company’s adjusted funds from operations (“AFFO”) per share, prior to the completion of an IPO (see Note 4).

The Company utilizes third-party valuation experts to assist in estimating the fair value of the earnout liability, and develops estimates by considering weighted-average probabilities of likely outcomes, and using a Monte Carlo simulation and discounted cash flow analysis. These estimates require the Company to make various assumptions about the timing of an IPO, share price volatility, and net asset prices, each of which are unobservable and are considered Level 3 inputs in the fair value hierarchy. A change in these inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date. As shown in the tables below, the Company’s weighted average expected IPO date upon close of the Internalization was April 15, 2020, with a range from March 2020 to May 2020. Due to the subsequent market dislocation and uncertainty presented by the COVID-19 pandemic late in the first quarter of 2020, management determined that it was not prudent to pursue an IPO at that time. As a result of recent improvement in market conditions, as of June 30, 2020, management revised its weighted average expected IPO date to October 21, 2020, with a range of September 2020 to February 2021. The Company anticipates commencing its IPO when market conditions allow, which may be before October 21, 2020. To the extent the expected IPO date advances, there would be a corresponding increase in the earnout liability’s fair value given the earnout’s fixed time horizon. Peer share price volatilities are used to estimate the Company’s expected share price volatility, and the Company’s corresponding ability to achieve the earnout targets. An increase in peer share price volatility would result in an increase in the earnout liability’s fair value. An increase in the Company’s estimated net asset value per diluted share would result in an increase in the earnout liability’s fair value.

The table below provides a summary of the significant unobservable inputs used to estimate the fair value of the earnout liability as of February 7, 2020, the transaction date.

Significant Unobservable Inputs	Weighted Average Assumption Used	Range
Expected IPO date	April 15, 2020	March 2020 through May 2020
Peer stock price volatility	20.0%	16.22% to 23.09%
Company’s net asset value per diluted share	$ 85.21	(a)

(a)

The Company’s net asset value per diluted share is primarily based on the fair value of its real estate investment portfolio, together with the fair value of its other assets and liabilities. The fair value of the Company’s real estate investment portfolio as of the measurement date was determined using market capitalization rates that ranged between 6.05% and 7.09%.

The table below provides a summary of the significant unobservable inputs used to estimate the fair value of the earnout liability as of June 30, 2020.

Significant Unobservable Inputs	Weighted Average Assumption Used	Range
Expected IPO date	October 21, 2020	September 2020 through February 2021
Peer stock price volatility	35.0%	25.67% to 58.92%
Company’s net asset value per diluted share	$ 71.06	(b)

(b)

The Company’s net asset value per diluted share is primarily based on the fair value of its real estate investment portfolio, together with the fair value of its other assets and liabilities. The fair value of the Company’s real estate investment portfolio as of the measurement date was determined using market capitalization rates that ranged between 6.11% and 7.17%.

The following table presents a reconciliation of the change in the earnout liability during the three and six months ended June 30, 2020:

	For the three months ended	For the six months ended
(in thousands)	June 30, 2020	June 30, 2020
Beginning balance	$44,296	$—
Allocation of Internalization purchase price at February 7, 2020	—	40,119
Change in fair value subsequent to Internalization	(6,321)	(2,144)

Ending balance	$37,975	$37,975

The decrease in the earnout liability fair value between March 31, 2020 and June 30, 2020 is primarily a result of a decrease in the estimated net asset value per share assumption used, partially offset by an increase in peer stock price volatility, both of which are attributable to changes in economic circumstances impacting global equity markets.

The balances of assets and liabilities measured at fair value on a recurring basis are as follows:

	June 30, 2020
(in thousands)	Total	Level 1	Level 2	Level 3
Interest rate swap, liabilities	$(85,678)	$—	$(85,678)	$—
Earnout liability	(37,975)	—	—	(37,975)

	December 31, 2019
(in thousands)	Total	Level 1	Level 2	Level 3
Interest rate swap, assets	$2,911	$—	$2,911	$—
Interest rate swap, liabilities	(24,471)	—	(24,471)	—

Long-term Debt – The fair value of the Company’s debt was estimated using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), U.S. Treasury obligation interest rates, and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect the Company’s judgment as to the approximate current lending rates for loans or groups of loans with similar maturities and assumes that the debt is outstanding through maturity. Market information, as available, or present value techniques were utilized to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist on specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

The following table summarizes the carrying amount reported on the Condensed Consolidated Balance Sheets and the Company’s estimate of the fair value of the Mortgages and notes payable, net, Unsecured term notes, net, and Unsecured revolving credit facility:

(in thousands)	June 30, 2020	December 31, 2019
Carrying amount	$2,038,172	$1,989,451
Fair value	2,172,559	2,047,860

Non-recurring Fair Value Measurements

The Company’s non-recurring fair value measurements at June 30, 2020 and December 31, 2019 consisted of the fair value of impaired real estate assets that were determined using Level 3 inputs.

Right-of-Use Assets and Lease Liabilities

The Company is a lessee under non-cancelable operating leases associated with its corporate headquarters and other office spaces as well as with leases of land (“ground leases”). The Company records right-of-use assets and lease liabilities associated with these leases. The lease liability is equal to the net present value of the future payments to be made under the lease, discounted using estimates based on observable market factors. The right-of-use asset is generally equal to the lease liability plus initial direct costs associated with the leases. The Company includes in the recognition of the right-of-use asset and lease liability those renewal periods that are reasonably certain to be exercised, based on the facts and circumstances that exist at lease inception. Amounts associated with percentage rent provisions are considered variable lease costs and are not included in the initial measurement of the right-of-use asset or lease liability. The Company has made an accounting policy election, applicable to all asset types, to not separate lease from nonlease components when allocating contract consideration related to operating leases.

Right-of-use assets and lease liabilities associated with operating leases were included in the accompanying Condensed Consolidated Balance Sheets as follows:

		June 30,	December 31,
(in thousands)	Financial Statement Presentation	2020	2019
Right-of-use assets	Prepaid expenses and other assets	$3,313	$1,614
Lease liabilities	Accounts payable and other liabilities	2,924	1,209

Earnout Liability

The Company’s earnout liability is payable in a combination of cash, common shares, and OP Units, in the same proportion as the initial consideration paid in the Internalization (see Note 4). The common shares and OP Units payable under the arrangement will be subject to a redemption rights agreement, whereby holders of the common shares and OP Units will have the right to require the Company to repurchase any or all of the common shares or OP Units if an IPO has not occurred on or before December 31, 2020 (see discussion of the redemption rights agreement in Note 4). The common shares and OP Units are deemed to be freestanding financial instruments that, at inception, embody an obligation to repurchase the Company’s common shares and OP Units, and therefore have been classified as liabilities together with the cash portion of the earnout. The fair value of the earnout liability at the time of the Internalization was recorded in Earnout liability on the Condensed Consolidated Balance Sheets as part of the purchase price allocation. The fair value of the earnout liability is remeasured each reporting period, with changes recorded as Change in fair value of earnout liability in the Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

Mezzanine Equity

The Company issued common shares and OP Units as base consideration for the Internalization, each of which were subject to a redemption rights agreement, where the common shares (“mezzanine equity common stock”) and OP Units (“mezzanine equity non-controlling interests”) are economically equivalent to the permanent equity classified common shares and OP Units with the exception of certain contingent redemption rights that are not yet exercisable as of June 30, 2020 (see discussion of redemption rights agreement in Note 4). The Company presents the mezzanine equity common stock and mezzanine equity non-controlling interests as mezzanine equity in the Condensed Consolidated Balance Sheets as they are redeemable outside the Company’s control.

The Company subsequently records mezzanine equity common stock at redemption value each reporting period, with changes in carrying value recorded as a component of Additional paid-in capital on the Condensed Consolidated Balance Sheets.

The Company subsequently records mezzanine equity non-controlling interests at the greater of (i) carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss, dividends and comprehensive income or loss or (ii) redemption value. Changes in carrying value of mezzanine equity non-controlling interests are recorded as a component of Additional paid-in capital on the Condensed Consolidated Balance Sheets.

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses which changed how entities measure credit losses for most financial assets. Financial assets that are measured at amortized cost are required to be presented at the net amount expected to be collected with a provision for credit losses deducted from the amortized cost basis. The guidance requires an entity to utilize broader information in estimating the expected credit loss, including forecasted information. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses which clarified that operating lease receivables recorded by lessors are explicitly excluded from the scope of this guidance. ASU 2016-13 and ASU

2018-09 (collectively, “ASC 326”) were effective January 1, 2020, under a modified retrospective application. The new guidance applies to the Company’s investments in direct financing leases. Due to the nature of its activities, the Company’s lease portfolio has historically not included a significant number of direct financing leases, and as a result the adoption of ASC 326 did not have a material impact on its financial statements. In connection with the adoption of ASC 326, the Company recorded a provision for credit losses of $323 with an offsetting cumulative-effect adjustment to the opening balance of retained earnings as of January 1, 2020.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments under ASU 2018-13 remove, add, and modify certain disclosure requirements on fair value measurements in ASC 820. The amendments were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted the new standard on a prospective basis on January 1, 2020. The modifications and new disclosures required by the new standard primarily relate to disclosures concerning recurring Level 3 fair value measurements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which clarified and improved guidance within the recently issued standards on credit losses, hedging, and recognition and measurement of financial instruments. The Company assessed the impact of the changes to Topic 326 in connection with its adoption of ASU 2016-13 discussed above. The provisions of ASU 2019-04 relating to Topics 815 and 825 relate to clarifying the provisions of existing guidance that are not applicable to the Company.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting affected by reference rate reform if certain criteria are met. ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

In April 2020, the FASB staff issued a question and answer document (the “Lease Modification Q&A”) that focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Under ASC 842, economic relief that was agreed to or negotiated outside of the original lease agreement is typically considered a lease modification, in which case both the lessee and lessor would be required to apply the respective modification frameworks. However, if the lessee was entitled to the economic relief because of either contractual or legal rights, the relief would be accounted for outside of the modification framework. Although the original lease modification guidance in ASC 842 remains appropriate to address routine lease modifications, the Lease Modification Q&A established a different framework to account for certain lease concessions granted in response to the COVID-19 pandemic, if certain criteria have been met. The Lease Modification Q&A allows the Company to make an accounting policy election to account for COVID-19 related lease concessions as either a lease modification or a negative variable adjustment to rental revenue. Such election is required to be applied consistently to leases with similar characteristics and similar circumstances. Refer to Note 18, COVID-19 Pandemic regarding information on COVID-19 related concessions and the associated impact on the Company’s results of operations.

Reclassifications

The Company reclassified $305 and $748 of Income taxes from a component of Operating expenses to a component of Other income (expenses), on the Condensed Consolidated Statements of Income and Comprehensive Income (Loss) for the three and six months ended June 30, 2019, respectively, to conform with the current period presentation. The reclassification is a change from one acceptable presentation to another acceptable presentation.

The Company reclassified $272 of Internalization expenses from General and administrative expenses to a component of Other income (expenses) on the Condensed Consolidated Statements of Income and Comprehensive Income (Loss) for the three and six months ended June 30, 2019, to conform with the current period presentation. The reclassification is a change from one acceptable presentation to another acceptable presentation.

3. Related-Party Transactions

Prior to the Internalization on February 7, 2020, BRE, a related party in which certain directors of the Corporation had either a direct or indirect ownership interest, and the Asset Manager were considered to be related parties.

Property Management Agreement

The Corporation and the OP were parties to a property management agreement (as amended, the “Property Management Agreement”) with BRE. Under the terms of the Property Management Agreement, BRE managed and coordinated certain aspects of the leasing of the Corporation’s rental property.

In exchange for services provided under the Property Management Agreement, BRE received certain fees and other compensation as follows:

(i)

3% of gross rentals collected each month from the rental property for property management services (other than one property, which called for 5% of gross rentals under the Property Management Agreement); and

(ii)	Re-leasing fees for existing rental property equal to one month’s rent for a new lease with an existing tenant and two months’ rent for a new lease with a new tenant.

Upon completion of the Internalization, the Property Management Agreement was terminated and there will be no future property management fees payable to BRE. The Internalization was not considered a “Termination Event” under the Property Management Agreement, so no fees were payable to BRE as a result of the Internalization. See Note 4 for further discussion regarding the Internalization, including the associated payments related thereto.

Asset Management Agreement

The Corporation and the OP were parties to an asset management agreement (as amended, the “Asset Management Agreement”) with the Asset Manager, a single member limited liability company of which BRE was the sole member, and therefore a related party in which certain directors of the Corporation had an indirect ownership interest. Under the terms of the Asset Management Agreement, the Asset Manager was responsible for, among other things, the Corporation’s acquisition, initial leasing, and disposition strategies, financing activities, and providing support to the Corporation’s Independent Directors Committee (“IDC”) for its valuation functions and other duties. The Asset Manager also nominated two individuals to serve on the Board of Directors of the Corporation.

Under the terms of the Asset Management Agreement, the Asset Manager was compensated as follows:

(i)

a quarterly asset management fee equal to 0.25% of the aggregate value of common stock, based on the per share value as determined by the IDC each quarter, on a fully diluted basis as if all interests in the OP had been converted into shares of the Corporation’s common stock;

(ii)	0.5% of the proceeds from future equity closings as reimbursement for offering, marketing, and brokerage expenses;

(iii)

1% of the gross purchase price paid for each rental property acquired (other than acquisitions described in (iv) below), including any property contributed in exchange for membership interests in the OP;

(iv)

2% of the gross purchase price paid for each rental property acquired in the event that the acquisition of a rental property required a new lease (as opposed to the assumption of an existing lease), such as a sale-leaseback transaction;

(v)	1% of the gross sale price received for each rental property disposition; and

(vi)	1% of the Aggregate Consideration, as defined in the Asset Management Agreement, received in connection with a disposition event, as defined in the Asset Management Agreement.

Upon completion of the Internalization, the Asset Management Agreement was terminated and there will be no future asset management fees payable to the Asset Manager. The Internalization was not considered a “Termination Event” under the Asset Management Agreement, so no fees were payable to the Asset Manager as a result of the Internalization. See Note 4 for further discussion regarding the Internalization, including the associated payments related thereto.

Total fees incurred under the Property Management Agreement and Asset Management Agreement were as follows:

(in thousands)		For the three months ended June 30,		For the six months ended June 30,
Type of Fee	Financial Statement Presentation	2020(a)	2019	2020(a)	2019
Asset management fee	Asset management fees	$—	$5,318	$2,461	$10,438
Property management fee	Property management fees	—	1,935	1,275	3,820

Total management fee expense		—	7,253	3,736	14,258

Marketing fee (offering costs)	Additional paid-in capital	—	300	—	600
Acquisition fee	Capitalized as a component of assets acquired	—	1,275	—	2,005
Leasing fee and re-leasing fees	Leasing fees, net	—	177	—	435
Disposition fee	Gain on sale of real estate	—	238	109	351

Total management fees		$—	$9,243	$3,845	$17,649

(a)	Fees were payable under the Property Management Agreement and Asset Management Agreement from January 1, 2020 through February 6, 2020. The Internalization was effective February 7, 2020.

There were no unpaid management fees at June 30, 2020 and December 31, 2019. All fees related to the Property Management Agreement and the Asset Management Agreement were paid for in cash within the Company’s normal payment cycle for vendors.

Tax Protection Agreement

Upon closing of the Internalization, the Company entered into an agreement with Amy L. Tait, the Company’s founder, and certain members of her family (“Founding Owners”), pursuant to which the OP agreed to indemnify the Founding Owners against the applicable income tax liabilities resulting from the sale, exchange, transfer or other disposal of the assets of BRE that the Company acquired in the Internalization, through February 7, 2030, or the Company’s failure to allocate specific types of the OP’s indebtedness to the Founding Owners (the “Founding Owners’ Tax Protection Agreement”). The maximum amount the Company may be liable for under the Founding Owners’ Tax Protection Agreement is $10,000.

Earnout Consideration

In connection with the Internalization, the Company incurred a contingent liability that would be payable to certain members of the Company’s Board of Directors and employees who had previously been owners and/or employees of BRE, upon the occurrence of certain events (see Note 4). The fair value of the earnout liability was $37,975 as of June 30, 2020.

Related Party Lease

In connection with the Internalization, the Company assumed the lease agreement relating to the Company’s principal executive office with Clinton Asset Holdings Associates, L.P., an affiliated third party, approximately 1.6% of which is indirectly owned by the Company’s Chairman and member of the Board of Directors. The lease of 24,072 square feet of office space expires on August 31, 2023, and contains two five-year renewal options. The annual rent for 2020 is approximately $547, with 2% annual increases thereafter. See further discussion in Note 16.

4. Internalization

On February 7, 2020, the Company completed the Internalization and the Company’s management team and corporate staff, who were previously employed by BRE, became employees of an indirect subsidiary of the OP.

The consideration paid at closing of the Internalization is summarized in the following table:

(in thousands)
Issuance of 781 shares of common stock	$66,376
Issuance of 1,320 OP Units	112,159
Cash	30,981

Base consideration	209,516

Initial estimate of fair value of earnout liability	40,119

Total consideration	$249,635

The Company may be required to pay additional earnout consideration of up to $75,000 payable in four tranches of $10,000, $15,000, $25,000, and $25,000 if certain milestones related to either (a) the 40-day VWAP per REIT Share, following the completion of an IPO, or (b) the Company’s AFFO per share, prior to the completion of an IPO, (each, an “Earnout Trigger”) are achieved during the Earnout Periods. The consideration will consist of a combination of cash, shares of the Company’s common stock, and OP Units, based on the same proportions paid in the base consideration.

The earnout tranches, applicable 40-day VWAP of a REIT Share and AFFO per share, and the applicable Earnout Periods are as follows:

(in thousands, except per share amounts)	If the Company has completed an IPO		If the Company has not completed an IPO
Earnout Tranche(a)	40-Day VWAP of a REIT Share	Applicable Earnout Period	AFFO per Share	Applicable Earnout Period
$10,000	$90.00	The two-year period beginning on the earlier of (i) the IPO closing date or (ii) December 31, 2020.	$5.85	The two-year period consisting of the calendar years ended December 31, 2020 and December 31, 2021.

$15,000	$95.00	The two-year period beginning on the earlier of (i) the IPO closing date or (ii) December 31, 2020.	$5.95	The two-year period consisting of the calendar years ended December 31, 2020 and December 31, 2021.

$25,000	$97.50	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.	$6.30	The four-year period consisting of the calendar years ended December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024.

$25,000	$100.00	The four-year period beginning on the date that is exactly one year after the earnout period begins for the first and second tranches above.	$6.70	The four-year period consisting of the calendar years ended December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024.

(a)

Initial contractual value of applicable earnout tranche based on an $85.00 price per share/unit of common stock and OP Units. Does not take into account the actual per share price of common stock and OP Units at the time an applicable earnout tranche may be earned and paid.

Should all earnout milestones be met, an additional 272 shares of common stock and an additional 465 OP Units would be issued, in addition to the payment of $12,349 in cash. As of the Internalization date, the Company estimated that the earnout liability had a fair value of $40,119, of which approximately $33,511 related to the potential issuance of common shares and OP Units and approximately $6,608 related to the potential payment of cash. The Company will estimate the fair value of the earnout liability at each reporting date during the contingency period and record any changes in estimated fair value in its Condensed Consolidated Statement of Income and Comprehensive Income (Loss).

Redemption Rights Agreement

The mezzanine equity common stock and mezzanine equity non-controlling interests issued in connection with the Internalization are economically equivalent to permanent equity common shares and OP Units with the exception of certain contingent redemption rights that are not yet exercisable as of June 30, 2020. If an IPO does not occur on or before December 31, 2020, then each holder of mezzanine equity common stock and mezzanine equity non-controlling interests shall have the right to require the Company to repurchase any or all of such holder’s shares and OP Units at a price equal to the greater of (i) the initial fair value of $85 of the common shares or OP Units at the date of the Internalization or (ii) the current fair value of such common shares or OP Units, as adjusted for interest and distributions. Such repurchases can occur during the period from January 1, 2021 until the earlier of 12 months thereafter or the date of an IPO; provided that the period shall not begin on January 1, 2021 if the Company, in connection with an IPO, shall have filed a registration statement with the SEC that has not been withdrawn as of January 1, 2021 (but the period shall begin immediately upon any such withdrawal and then continue until the earlier of 12 months thereafter or until the occurrence of an IPO); provided, further, that the period shall begin no later than July 1, 2021 (even if such registration statement shall not have been withdrawn as of July 1, 2021) and in such event shall continue until the earlier of twelve (12) months thereafter or the occurrence of an IPO. The Merger Agreement did not provide that the completion of an IPO is a condition to the closing of the Internalization. Subsequent to June 30, 2020, such repurchase rights have been irrevocably waived by each of the named executive officers.

If an IPO does not occur on or before the satisfaction of any Earnout Trigger, then each holder of common shares or OP Units issued under the earnout shall have the right to require the Company to repurchase any or all of such holder’s shares or OP Units at a price equal to the greater of (i) the initial fair value of $85 of the common shares at the date of the Internalization or (ii) the current fair value of such common shares, as adjusted for interest and distributions. Such repurchases can occur during the period from the date of issuance of such earnout shares until the earlier of 12 months thereafter or the occurrence of an IPO; provided, further, that such period shall not begin on such date of issuance if the Company, in connection with an IPO, shall have filed a registration statement with the SEC that has not been withdrawn as of such date of issuance (but such period shall begin immediately upon any such withdrawal and then continue until the earlier of 12 months thereafter or the occurrence of an IPO; provided, further, that such period shall begin no later than six months after such date of issuance (even if such registration statement shall not have been withdrawn as of such date) and in such event shall continue until the earlier of 12 months thereafter or the occurrence of an IPO.

Allocation of Purchase Price

The Internalization was accounted for as a business combination and accordingly, the Company allocated the purchase price utilizing the acquisition method to record assets acquired and liabilities assumed at their estimated fair values.

The allocation of the purchase price has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. The final determination of the fair values of the assets and liabilities will be based on the actual valuations of the tangible and intangible assets and liabilities that existed as of the date of completion of the acquisition, including the valuation of the earnout liability. The Company expects to finalize the valuations during the measurement period, not to exceed one year from the date of the Internalization. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change.

The following table summarizes the Company’s preliminary allocation of the purchase price associated with the Internalization:

(in thousands)
Prepaid expenses and other assets	$1,336
Right-of-use assets	1,898
Goodwill	339,769
Accounts payable and other liabilities	(986)
Operating lease liabilities	(1,898)
Debt	(90,484)

$249,635

In connection with the Internalization, the Company recorded goodwill of $339,769 as a result of the consideration exceeding the fair value of the net liabilities acquired. Goodwill represents the synergies and costs savings expected from the acquired management functions and the Company’s ability to generate additional portfolio growth on a lower cost structure than when it was externally managed. The Company does not expect that the goodwill will be deductible for tax purposes.

In connection with the Internalization, the Company assumed $90,484 of debt which was subsequently repaid through a combination of borrowings under its Revolving Credit Facility (as defined below) and entering into a new $60,000 term loan agreement (see Note 9).

The Company incurred $389 and $1,594 in non-recurring costs associated with the Internalization during the three and six months ended June 30, 2020, respectively, and $272 of such costs during the three and six months ended June 30, 2019, which were classified as Internalization expenses in the Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

The effect of the Internalization has been reflected in the Company’s operating results beginning on February 7, 2020. No incremental revenues were recorded as a result of the Internalization. Subsequent to the Internalization, during the three and six months ended June 30, 2020, the Company incurred $4,572 and $8,234, respectively, in expenses as a result of being internalized. Such amounts include general and administrative expenses associated with the Company’s performance of functions previously performed by BRE and the Asset Manager (primarily employee related costs), as well as interest expense associated with the borrowings related to the Internalization. These expenses do not include the Internalization expenses discussed above, or amounts recorded to reflect changes in the fair value of the earnout liability.

Condensed Pro Forma Financial Information

The following pro forma information summarizes selected financial information from the Company’s combined results of operations, as if the Internalization had occurred on January 1, 2019. These results contain certain adjustments totaling $389 and $6,137 of income, respectively, for the three and six months ended June 30, 2020 and $7,343 and $13,973 of income, respectively, for the three and six months ended June 30, 2019. These pro forma adjustments reflect the elimination of Internalization expenses and asset management, property management, and disposition fees between the Company and BRE and the Asset Manager in historic financial results, and adjustments to reflect incremental interest expense associated with the borrowing related to the Internalization. This pro forma information is presented for informational purposes only, and may not be indicative of what actual results of operations would have been had the Internalization occurred at the beginning of the period, nor does it purport to represent the results of future operations.

The condensed pro forma financial information is as follows for the three and six months ended June 30, 2020 and 2019:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Revenues	$80,371	$69,053	$158,602	$137,483
Net income	17,487	19,026	31,340	36,964

5. Acquisitions of Rental Property

The Company did not complete any acquisitions of rental property during the six months ended June 30, 2020. The Company closed on the following acquisitions of rental property during the six months ended June 30, 2019:

(in thousands, except number of properties)		Number of Properties	Real Estate Acquisition Price
Date	Property Type
January 31, 2019	Healthcare	1	$4,747
March 12, 2019	Industrial	1	10,217
March 15, 2019	Retail	10	13,185
March 19, 2019	Retail	14	19,128
March 26, 2019	Industrial	1	25,801
April 30, 2019	Industrial	1	76,000	(a)
May 21, 2019	Retail	2	6,500
May 31, 2019	Retail	1	3,192
June 7, 2019	Office	1	30,589
June 26, 2019	Industrial	2	11,180

		34	$200,539	(b)

(a)	In conjunction with this acquisition, the Company assumed a mortgage with a principal balance of $49,782 with an interest rate of 4.92% and a maturity date of February 2028 (see Note 10).
(b)	Acquisition price does not include capitalized acquisition costs of $5,030.

The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation for completed real estate acquisitions:

(in thousands)	For the six months ended June 30, 2019
Land	$13,339
Land improvements	16,758
Buildings and improvements	154,107
Acquired in-place leases(c)	19,942
Acquired above-market leases(d)	2,281
Acquired below-market leases(e)	(858)
Mortgage payable	(49,782)

$155,787

(c)	The weighted average amortization period for acquired in-place leases is 15 years for acquisitions completed during the six months ended June 30, 2019.
(d)	The weighted average amortization period for acquired above-market leases is 17 years for acquisitions completed during the six months ended June 30, 2019.
(e)	The weighted average amortization period for acquired below-market leases is 12 years for acquisitions completed during the six months ended June 30, 2019.

The above acquisitions were funded using a combination of available cash on hand, borrowings under the Company’s Revolving Credit Facility, and proceeds from equity issuances. All real estate acquisitions closed during the six months ended June 30, 2019, qualified as asset acquisitions and, as such, acquisition costs have been capitalized.

6. Sale of Real Estate

The Company closed on the following sales of real estate, none of which qualified as discontinued operations:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands, except number of properties)	2020	2019	2020	2019
Number of properties disposed	3	5	13	9
Aggregate sale price	$10,538	$23,809	$47,723	$35,100
Aggregate carrying value	(8,994)	(20,233)	(36,758)	(29,445)
Additional sales expenses	(498)	(789)	(2,300)	(1,468)

Gain on sale of real estate	$1,046	$2,787	$8,665	$4,187

7. Investment in Rental Property and Lease Arrangements

The Company generally leases its investment rental property to established tenants in the industrial, healthcare, restaurant, office, retail, and other industries. At June 30, 2020, the Company had 615 real estate properties which were leased under leases that have been classified as operating leases and 11 that have been classified as direct financing leases. Of the 11 leases classified as direct financing leases, three include land portions which are accounted for as operating leases (see Revenue Recognition within Note 2). Substantially all leases have initial terms of 10 to 20 years. The Company’s leases generally provide for limited increases in rent as a result of fixed increases, increases in the CPI, or increases in the tenant’s sales volume. Generally, tenants are also required to pay all property taxes and assessments, substantially maintain the interior and exterior of the building, and maintain property and liability insurance coverage. The leases also typically provide for one or more multiple year renewal options, at the election of the tenant, and are subject to generally the same terms and conditions as the initial lease.

Investment in Rental Property – Accounted for Using the Operating Method

Rental property subject to non-cancelable operating leases with tenants was as follows:

(in thousands)	June 30, 2020	December 31, 2019
Land	$545,984	$548,911
Land improvements	276,542	275,470
Buildings and improvements	2,825,327	2,850,571
Equipment	11,873	11,492

	3,659,726	3,686,444
Less accumulated depreciation	(312,934)	(271,044)

	$3,346,792	$3,415,400

Depreciation expense on investment in rental property was as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Depreciation	$23,560	$19,532	$47,075	$38,285

Estimated lease payments to be received under non-cancelable operating leases with tenants at June 30, 2020 are as follows:

(in thousands)
Remainder of 2020	$142,216
2021	289,046
2022	291,422
2023	294,357
2024	290,202
Thereafter	2,229,760

$3,537,003

Since lease renewal periods are exercisable at the option of the tenant, the above amounts only include future lease payments due during the initial lease terms. In addition, such amounts exclude any potential variable rent increases that are based on changes in the CPI or future variable rents which may be received under the leases based on a percentage of the tenant’s gross sales.

Investment in Rental Property – Direct Financing Leases

The Company’s net investment in direct financing leases was comprised of the following:

(in thousands)	June 30, 2020	December 31, 2019
Undiscounted estimated lease payments to be received	$49,524	$72,753
Estimated unguaranteed residual values	16,049	20,358
Unearned income	(34,424)	(51,221)
Reserve for credit losses	(196)	—

Net investment in direct financing leases	$30,953	$41,890

Undiscounted estimated lease payments to be received under non-cancelable direct financing leases with tenants at June 30, 2020 are as follows:

(in thousands)
Remainder of 2020	$1,622
2021	3,304
2022	3,368
2023	3,433
2024	3,493
Thereafter	34,304

$49,524

The above rental receipts do not include future lease payments for renewal periods, potential variable CPI rent increases, or variable percentage rent payments that may become due in future periods.

The following table summarizes amounts reported as Lease revenues, net on the Condensed Consolidated Statements of Income and Comprehensive Income (Loss):

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Contractual rental amounts billed for operating leases	$67,342	$60,294	$140,170	$118,713
Adjustment to recognize contractual operating lease billings on a straight-line basis	8,276	5,269	9,941	10,440
Variable rental amounts earned	51	—	74	—
Adjustment to revenue recognized for uncollectible rental amounts billed	(1,190)	—	(2,223)	(440)

Total operating lease rental revenues	74,479	65,563	147,962	128,713
Earned income from direct financing leases	855	1,004	1,842	2,009
Operating expenses billed to tenants	4,335	2,486	8,067	6,761
Other income from real estate transactions	702	—	731	—

Total Lease revenues, net	$80,371	$69,053	$158,602	$137,483

8. Intangible Assets and Liabilities

The following is a summary of intangible assets and liabilities and related accumulated amortization:

(in thousands)	June 30, 2020	December 31, 2019
Lease intangibles:
Acquired above-market leases	$55,242	$62,136
Less accumulated amortization	(17,981)	(17,433)

Acquired above-market leases, net	37,261	44,703

Acquired in-place leases	334,590	349,645
Less accumulated amortization	(73,110)	(62,454)

Acquired in-place leases, net	261,480	287,191

Total intangible lease assets, net	$298,741	$331,894

Acquired below-market leases	$107,645	$113,862
Less accumulated amortization	(24,488)	(21,640)

Intangible lease liabilities, net	$83,157	$92,222

Leasing fees	$15,796	$17,013
Less accumulated amortization	(4,428)	(4,166)

Leasing fees, net	$11,368	$12,847

Amortization of intangible lease assets and liabilities was as follows:

(in thousands)		For the three months ended June 30,		For the six months ended June 30,
Intangible	Financial Statement Presentation	2020	2019	2020	2019
Acquired in-place leases and leasing fees	Depreciation and amortization	$16,339	$5,755	$24,034	$11,312
Above-market and below-market leases	Lease revenues, net	(1,016)	720	124	1,460

Estimated future amortization of intangible assets and liabilities at June 30, 2020 is as follows:

(in thousands)
Remainder of 2020	$11,480
2021	22,648
2022	22,100
2023	21,773
2024	21,007
Thereafter	127,944

$226,952

9. Unsecured Credit Agreements

The following table summarizes the Company’s unsecured credit agreements:

	Outstanding Balance
(in thousands, except interest rates)	June 30, 2020	December 31, 2019	Interest Rate(c)	Maturity Date
2020 Unsecured Term Loan(a)	$240,000	$300,000	one-month LIBOR + 1.25%	Feb. 2021(d)

Unsecured Revolving Credit and Term Loan Agreement(a)
Revolving Credit Facility	248,300	197,300	one-month LIBOR + 1.20%	Jan. 2022
2023 Unsecured Term Loan	265,000	265,000	one-month LIBOR + 1.35%	Jan. 2023
2024 Unsecured Term Loan	190,000	190,000	one-month LIBOR + 1.25%	Jun. 2024

	703,300	652,300

2022 Unsecured Term Loan(a)	60,000	—	one-month LIBOR + 1.25%	Feb. 2022

2026 Unsecured Term Loan(a)	450,000	450,000	one-month LIBOR + 1.85%	Feb. 2026

Senior Notes(a)
Series A	150,000	150,000	4.84%	Apr. 2027
Series B	225,000	225,000	5.09%	Jul. 2028
Series C	100,000	100,000	5.19%	Jul. 2030

	475,000	475,000

Total	1,928,300	1,877,300
Debt issuance costs, net(b)	(6,908)	(7,919)

	$1,921,392	$1,869,381

(a)	The Company believes it was in compliance with all financial covenants for all periods presented.
(b)	Amounts presented include debt issuance costs, net, related to the unsecured term notes and senior notes only.
(c)	At June 30, 2020 and December 31, 2019, one-month LIBOR was 0.16% and 1.76%, respectively.
(d)

The 2020 Unsecured Term Loan was originally due in August 2020, and allows two six-month extensions, at the Company’s option, subject to the Company being in compliance with the debt covenants and customary representations and warranties, and payment of a fee equal to 0.05% of the outstanding principal balance at the time of extension. On May 5, 2020, the Company exercised the first of these options, effective on August 2, 2020, extending the maturity date of the 2020 Unsecured Term Loan to February 2, 2021.

On February 7, 2020, the Company entered into a $60,000 term loan agreement maturing on February 28, 2022 (the “2022 Unsecured Term Loan”) with JP Morgan Chase, N.A. as administrative agent. The 2022 Unsecured Term Loan was fully funded at closing and used to repay a portion of the debt assumed by the Company as part of the Internalization. Borrowings under the 2022 Unsecured Term Loan are subject to interest only payments at variable rates equal to LIBOR plus a margin based upon the Company’s credit rating, ranging between 0.85% and 1.65% per annum. Based on the Company’s current credit rating the applicable margin was 1.25% as of June 30, 2020.

At June 30, 2020, the weighted average interest rate on all outstanding borrowings was 2.45%, exclusive of interest rate swap agreements. In addition, the Revolving Credit Facility is subject to a facility fee of 0.25% per annum.

For the six months ended June 30, 2019, the Company paid $5,229 in debt issuance costs associated with the 2026 Unsecured Term Loan and the Unsecured Revolving Credit and Term Loan Agreement. For each separate debt instrument, on a lender by lender basis, in accordance with ASC 470-50, Debt Modifications and Extinguishment, the Company performed an assessment of whether the transaction was deemed to be new debt, a modification of existing debt, or an extinguishment of existing debt. Debt issuance costs are either deferred and amortized over the term of the associated debt or expensed as incurred. Based on this assessment, $5,229 of the debt issuance costs incurred during the six months ended June 30, 2019, were deemed to be related to the issuance of new debt, or the modification of existing debt, and therefore have been deferred and are being amortized over the term of the associated debt. Additionally, $215 of unamortized debt issuance costs were expensed during the six months ended June 30, 2019, and included in Cost of debt extinguishment in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

Debt issuance costs are amortized as a component of interest expense in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss). The following table summarizes debt issuance cost amortization:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Debt issuance costs amortization	$821	$597	$1,709	$1,150

The Company is subject to various financial and operational covenants and financial reporting requirements pursuant to its unsecured credit agreements. These covenants require the Company to maintain certain financial ratios, including leverage, fixed charge coverage, and debt service coverage, among others. As of June 30, 2020, the Company believes it was in compliance with all of its loan covenants. The Company’s continued compliance with these covenants depends on many factors and could be impacted by current or future economic conditions associated with the COVID-19 pandemic (see Note 18), and thus there are no assurances that the Company will continue to be in compliance with its covenants. Failure to comply with the covenants would result in a default which, if the Company were unable to cure or obtain a waiver from the lenders, could accelerate the repayment of the obligations. Further, in the event of default, the Company may be restricted from paying dividends to its stockholders in excess of dividends required to maintain its REIT qualification. Accordingly, an event of default could have a material and adverse impact on the Company.

10. Mortgages and Notes Payable

The Company’s mortgages and notes payable consist of the following:

	Origination Date (Month/Year)	Maturity Date (Month/Year)	Interest Rate	June 30, 2020	December 31, 2019
(in thousands, except interest rates)
Lender
(1) Wilmington Trust National Association	Apr-19	Feb-28	4.92%	$48,512	$49,065	(a) (b) (c) (k)
(2) Wilmington Trust National Association	Jun-18	Aug-25	4.36%	20,134	20,318	(a) (b) (c) (j)
(3) PNC Bank	Oct-16	Nov-26	3.62%	17,693	17,885	(b) (c)
(4) Sun Life	Mar-12	Oct-21	5.13%	10,681	10,888	(b) (f)
(5) Aegon	Apr-12	Oct-23	6.38%	7,419	7,788	(b) (g)
(6) M&T Bank	Oct-17	Aug-21	one - month LIBOR+3%	4,842	4,913	(b) (d) (h) (i)
(7) Note holders	Dec-08	Dec-23	6.25%	591	750	(d)
(8) Standard Insurance Co.	Jul-10	Aug-30	6.75%	—	544	(b) (c) (d) (e)

				109,872	112,151
Debt issuance costs, net				(360)	(358)

				$109,512	$111,793

(a)	Non-recourse debt includes the indemnification/guaranty of the Corporation and/or OP pertaining to fraud, environmental claims, insolvency and other matters.
(b)	Debt secured by related rental property and lease rents.
(c)	Debt secured by guaranty of the OP.
(d)	Debt secured by guaranty of the Corporation.
(e)

The interest rate represents the initial interest rate. The interest rate could have been adjusted at Standard Insurance’s discretion (based on prevailing rates) at 119 months from the first payment date.

(f)	Mortgage was assumed in March 2012 as part of an UPREIT transaction. The debt was recorded at fair value at the time of the assumption.
(g)	Mortgage was assumed in April 2012 as part of the acquisition of the related property. The debt was recorded at fair value at the time of the assumption.
(h)	The Company entered into an interest rate swap agreement in connection with the mortgage note, as further described in Note 11.
(i)	Mortgage was assumed in October 2017 as part of an UPREIT transaction. The debt was recorded at fair value at the time of the assumption.
(j)	Mortgage was assumed in June 2018 as part of the acquisition of the related property. The debt was recorded at fair value at the time of assumption.
(k)	Mortgage was assumed in April 2019 as part of the acquisition of the related property. The debt was recorded at fair value at the time of assumption.

At June 30, 2020, investment in rental property of $175,714 was pledged as collateral against the Company’s mortgages and notes payable.

The following table summarizes the mortgages extinguished by the Company:

(in thousands, except number of mortgages)	For the six months ended June 30, 2020	For the year ended December 31, 2019
Number of mortgages	1	4
Outstanding balance of mortgages	$541	$13,905

The following table summarizes the cost of mortgage extinguishment:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Cost of mortgage extinguishment	$—	$8	$22	$506

Estimated future principal payments to be made under the above mortgage and note payable agreements, and the Company’s unsecured credit agreements (see Note 9) at June 30, 2020 are as follows:

(in thousands)
Remainder of 2020	$1,614
2021	258,006
2022	311,207
2023	273,173
2024	192,260
Thereafter	1,001,912

$2,038,172

Certain of the Company’s mortgage and note payable agreements provide for prepayment fees and can be terminated under certain events of default as defined under the related agreements. These prepayment fees are not reflected as part of the table above.

11. Interest Rate Swaps

Interest rate swaps were entered into with certain financial institutions in order to mitigate the impact of interest rate variability over the term of the related debt agreements. The interest rate swaps are considered cash flow hedges. In order to reduce counterparty concentration risk, the Company has a diversification policy for institutions that serve as swap counterparties. Under these agreements, the Company receives monthly payments from the counterparties on these interest rate swaps equal to the related variable interest rates multiplied by the outstanding notional amounts. Certain interest rate swaps amortize on a monthly basis. In turn, the Company pays the counterparties each month an amount equal to a fixed rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that the Company pays a fixed interest rate on its variable-rate borrowings.

The following is a summary of the Company’s outstanding interest rate swap agreements:

(in thousands, except interest rates)					Fair Value
Counterparty	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	June 30, 2020	December 31, 2019
Bank of America, N.A.	November 2023	2.80%	one-month LIBOR	$25,000	$(2,194)	$(1,136)
Bank of Montreal	July 2024	1.16%	one-month LIBOR	40,000	(1,635)	740
Bank of Montreal	January 2025	1.91%	one-month LIBOR	25,000	(1,988)	(402)
Bank of Montreal	July 2025	2.32%	one-month LIBOR	25,000	(2,688)	(970)
Bank of Montreal	January 2026	1.92%	one-month LIBOR	25,000	(2,346)	(448)
Bank of Montreal	January 2026	2.05%	one-month LIBOR	40,000	(4,040)	(1,014)
Bank of Montreal	December 2026	2.33%	one-month LIBOR	10,000	(1,328)	(460)
Bank of Montreal	December 2026	1.99%	one-month LIBOR	25,000	(2,760)	(577)
Bank of Montreal	December 2027	2.37%	one-month LIBOR	25,000	(3,760)	(1,306)
Bank of Montreal	May 2029	2.09%	one-month LIBOR	25,000	(3,633)	(799)
Capital One, National Association	December 2021	1.05%	one-month LIBOR	15,000	(213)	143
Capital One, National Association	December 2024	1.58%	one-month LIBOR	15,000	(935)	10
Capital One, National Association	January 2026	2.08%	one-month LIBOR	35,000	(3,549)	(911)
Capital One, National Association	April 2026	2.68%	one-month LIBOR	15,000	(2,102)	(944)
Capital One, National Association	July 2026	1.32%	one-month LIBOR	35,000	(2,182)	720
Capital One, National Association	December 2027	2.37%	one-month LIBOR	25,000	(3,738)	(1,278)
M&T Bank	August 2021	1.02%	one-month LIBOR	4,841	(46)	41	(a), (b)
M&T Bank	September 2022	2.83%	one-month LIBOR	25,000	(1,490)	(862)
M&T Bank	November 2023	2.65%	one-month LIBOR	25,000	(2,125)	(1,038)
Regions Bank	May 2020	2.12%	one-month LIBOR	50,000	—	(104)
Regions Bank	December 2023	1.18%	one-month LIBOR	25,000	(962)	376
Regions Bank	May 2029	2.11%	one-month LIBOR	25,000	(3,753)	(827)
Regions Bank	June 2029	2.03%	one-month LIBOR	25,000	(3,579)	(651)
Truist Financial Corporation	April 2024	1.99%	one-month LIBOR	25,000	(1,749)	(451)
Truist Financial Corporation	April 2025	2.20%	one-month LIBOR	25,000	(2,403)	(781)
Truist Financial Corporation	July 2025	1.99%	one-month LIBOR	25,000	(2,244)	(524)
Truist Financial Corporation	December 2025	2.30%	one-month LIBOR	25,000	(2,848)	(993)
Truist Financial Corporation	January 2026	1.93%	one-month LIBOR	25,000	(2,339)	(458)
U.S. Bank National Association	June 2029	2.03%	one-month LIBOR	25,000	(3,553)	(681)
U.S. Bank National Association	August 2029	1.35%	one-month LIBOR	25,000	(2,021)	881
Wells Fargo Bank, N.A.	February 2021	2.39%	one-month LIBOR	35,000	(466)	(302)
Wells Fargo Bank, N.A.	October 2024	2.72%	one-month LIBOR	15,000	(1,642)	(795)
Wells Fargo Bank, N.A.	April 2027	2.72%	one-month LIBOR	25,000	(4,075)	(1,845)
Wells Fargo Bank, N.A.	January 2028	2.37%	one-month LIBOR	75,000	(11,292)	(3,914)

					$(85,678)	$(21,560)

(a)	Notional amount at December 31, 2019 was $4,912.
(b)	Interest rate swap was assumed in October 2017 as part of an UPREIT transaction.

The total amounts recognized, and the location in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss), from converting from variable rates to fixed rates under these agreements were as follows:

(in thousands)	Amount of Loss Recognized in Accumulated Other Comprehensive Loss	Reclassification from Accumulated Other Comprehensive Loss		Total Interest Expense Presented in the Consolidated Statements of Income and Comprehensive Income (Loss)
For the three months ended June 30,		Location	Amount of (Loss) Gain
2020	$(6,056)	Interest expense	$(3,416)	$19,513
2019	(23,178)	Interest expense	778	16,732

(in thousands)	Amount of Loss Recognized in Accumulated Other Comprehensive Loss	Reclassification from Accumulated Other Comprehensive Loss		Total Interest Expense Presented in the Consolidated Statements of Income and Comprehensive Income (Loss)
For the six months ended June 30,		Location	Amount of (Loss) Gain
2020	$(64,118)	Interest expense	$(4,301)	$40,504
2019	(35,802)	Interest expense	1,614	32,560

Amounts related to the interest rate swaps expected to be reclassified out of Accumulated other comprehensive loss to Interest expense during the next twelve months are estimated to be a loss of $16,221. The Company is exposed to credit risk in the event of non-performance by the counterparties of the swaps. The Company minimizes the risk exposure by limiting counterparties to major banks who meet established credit and capital guidelines.

12. Credit Risk Concentrations

The Company maintained bank balances that, at times, exceeded the federally insured limit during the six months ended June 30, 2020. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

Prior to the Internalization on February 7, 2020, the Company’s rental property was managed by BRE and the Asset Manager as described in Note 3. Management fees paid to BRE and Asset Manager represented 0% and 4% of total operating expenses for the three and six months ended June 30, 2020, respectively, and 19% of total operating expenses for the three and six months ended June 30, 2019, respectively. These amounts do not include acquisition fees paid to the Asset Manager that were capitalized (see Note 3). The Company has mortgages and notes payable with three institutions that comprised 62%, 16%, and 10% of total mortgages and notes payable at June 30, 2020 and December 31, 2019. For the three and six months ended June 30, 2020 and 2019, the Company had no individual tenants or common franchises that accounted for more than 10% of total revenues.

13. Equity

Share Redemption Program

The Company’s Share Redemption Program was terminated effective February 10, 2020, and as a result there were no redemptions during the six months ended June 30, 2020. The following table summarizes redemptions under the Company’s Share Redemption Program:

(in thousands, except number of redemptions)	For the three months ended June 30, 2019	For the six months ended June 30, 2019
Number of redemptions requested	16	29
Number of shares	38	59
Aggregate redemption price	$3,210	$5,013

Distribution Reinvestment Plan

The Corporation had adopted a Distribution Reinvestment Plan (“DRIP”), pursuant to which the Corporation’s stockholders and holders of OP Units (other than the Corporation), could elect to have cash distributions reinvested in additional shares of the Corporation’s common stock. The DRIP was terminated effective February 10, 2020. At June 30, 2020 and December 31, 2019, a total of 3,075 and 3,005 shares of common stock, respectively, have been issued under the DRIP.

14. Earnings per Share

The following table summarizes the components used in the calculation of basic and diluted earnings per share (“EPS”):

	For the three months ended June 30,		For the six months ended June 30,
(in thousands, except per share)	2020	2019	2020	2019
Basic earnings:
Net earnings attributable to Broadstone Net Lease, Inc.	$15,353	$16,134	$26,169	$30,072

Diluted earnings:
Net earnings attributable to Broadstone Net Lease, Inc.	$15,353	$16,134	$26,169	$30,072
Net earnings attributable to non-controlling interests	1,745	1,208	2,777	2,292

	$17,098	$17,342	$28,946	$32,364

Basic and diluted weighted average shares outstanding:
Weighted average number of common shares outstanding used in basic earnings per share	26,856	23,204	26,691	22,770
Effects of convertible membership units	3,056	1,737	2,791	1,737

Weighted average number of common shares outstanding used in diluted earnings per share	29,912	24,941	29,482	24,507

Basic and diluted net earnings per common share	$0.57	$0.70	$0.98	$1.32

In the table above, outstanding OP Units are included in the diluted earnings per share calculation. However, because such OP Units would also require that the share of the OP income attributable to such OP Units also be added back to net income, there is no effect on EPS.

15. Supplemental Cash Flow Disclosures

Cash paid for interest was $38,400 and $38,802 for the six months ended June 30, 2020 and 2019, respectively. Cash paid for income taxes was $945 and $422 for the six months ended June 30, 2020 and 2019, respectively.

The following are non-cash transactions and have been excluded from the accompanying Condensed Consolidated Statements of Cash Flows:

•

During the six months ended June 30, 2020 and 2019, the Corporation issued 69 and 358 shares, respectively, of common stock with a value of approximately $5,733 and $30,008, respectively, under the terms of the DRIP (see Note 13).

•

During the six months ended June 30, 2020, the Company issued shares of common stock and OP Units, with a total value of approximately $178,535, and earnout consideration with a fair value of $40,119 as consideration for the Internalization and assumed $90,484 of debt (see Note 4).

•	During the six months ended June 30, 2020, the Company adjusted the carrying value of mezzanine equity non-controlling interests by $2,513, with an offset to additional paid-in capital (see Note 2).

•	At June 30, 2019, dividend amounts declared and accrued but not yet paid amounted to $11,119.

•

During the six months ended June 30, 2020, the Company executed lease modifications that resulted in the lease classification changing from direct financing lease to operating lease for four properties. At the modification date, the net investment in the original lease, and therefore the carrying value of the assets recognized, amounted to $9,055.

•

In connection with real estate transactions conducted during the six months ended June 30, 2019, the Company accepted tenant improvement allowances of $1,727 in exchange for a reduction to the cash paid for the associated real estate assets.

•

Upon adoption of ASC 326 on January 1, 2020, described in Note 2, the Company recorded a transition adjustment to record a provision for credit losses associated with its net investment in direct financing leases of $323, with an equal amount recorded as a reduction in retained earnings. The provision for credit losses is included as a component of Investment in rental property, net accounted for using the direct financing method on the Condensed Consolidated Balance Sheets.

•

Upon adoption of ASC 842 on January 1, 2019, the Company recorded right-of-use assets of $1,687 and lease liabilities of $1,261 associated with ground leases where it is the lessee. The right-of-use asset was recorded net of a straight-line rent liability of $7 and ground lease intangible asset, net of $432 as of the date of adoption.

16. Commitments and Contingencies

Litigation

From time to time, the Company is a party to various litigation matters incidental to the conduct of the Company’s business. While the resolution of such matters cannot be predicted with certainty, based on currently available information, the Company does not believe that the final outcome of any of these matters will have a material effect on its consolidated financial position, results of operations, or liquidity.

Property and Acquisition Related

In connection with ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company is not aware of any non-compliance, liability, claim, or other environmental condition that would have a material effect on its consolidated financial position, results of operations, or liquidity.

Balances associated with tenant improvement allowances are included in Accounts payable and other liabilities on the Condensed Consolidated Balance Sheets as follows:

(in thousands)	June 30, 2020	December 31, 2019
Tenant improvement allowances	$2,208	$2,706

The Company is a party to three separate tax protection agreements with the contributing members of three distinct UPREIT transactions and to the Founding Owners’ Tax Protection Agreement in connection with the Internalization (see Note 3). The tax protection agreements require the Company to indemnify the beneficiaries in the event of a sale, exchange, transfer, or other disposal of the contributed property, or in the case of the Founding Owners’ Tax Protection Agreement, the entire Company, in a taxable transaction that would cause such beneficiaries to recognize a gain that is protected under the agreements, subject to certain exceptions. Based on values as of June 30, 2020, taxable sales of the applicable properties would trigger liability under the

Agreements of approximately $22,300. Based on information available, the Company does not believe that the events resulting in damages as detailed above have occurred or are likely to occur in the foreseeable future.

Obligations Under Operating Leases

Subsequent to the Internalization (see Note 4), the Company leases office space for its corporate headquarters and other locations under non-cancellable operating leases with expiration dates ranging from 2020 to 2023. These leases contain provisions for fixed monthly payments, subject to rent escalations. None of the leases are subject to any sublease agreement. The lease for the corporate headquarters is with a related party (see Note 3).

The Company also leases land at certain properties under non-cancellable operating leases (“ground leases”) with initial lease terms ranging from 2034 to 2066. These leases contain provisions for fixed monthly payments, subject to rent escalations. One lease requires the Company to make annual rent payments calculated based upon sales generated at the property (“percentage rent”). None of the leases are subject to any sublease agreement.

The following table summarizes the total lease costs associated with operating leases:

		For the three months ended June 30,		For the six months ended June 30,
(in thousands)	Financial Statement Presentation	2020	2019	2020	2019
Operating lease costs
Office leases	General and administrative	$155	$—	$207	$—
Ground leases	Property and operating expense	34	35	67	70
Variable lease costs
Ground leases	Property and operating expense	12	11	30	23

Total lease costs		$201	$46	$304	$93

The following table summarizes payments associated with obligations under operating leases, reported as Cash flows from operating activities on the accompanying Condensed Consolidated Statements of Cash Flows:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands)	2020	2019	2020	2019
Operating lease payments	$183	$28	$311	$100

Estimated future lease payments required under non-cancelable operating leases at June 30, 2020, and a reconciliation to the lease liabilities, is as follows:

(in thousands)
Remainder of 2020	$355
2021	711
2022	686
2023	505
2024	120
Thereafter	2,411

Total undiscounted cash flows	4,788
Less imputed interest	(1,864)

Lease liabilities	$2,924

The above rental payments include future minimum lease payments due during the initial lease terms. Such amounts exclude any contingent amounts associated with percentage rent that may become due in future periods.

17. Subsequent Events

On August 4, 2020, the Board of Directors voted to reinstate the Company’s distribution, announcing that the Company would transition to quarterly distribution payments. A quarterly distribution of $0.54 per share of the Company’s common stock and OP Unit for the third quarter of 2020 will be payable on or before October 15, 2020, to stockholders and unit holders of record as of September 30, 2020.

On August 4, 2020, the Board of Directors determined the share value for the Corporation’s common stock to be $82.00 per share for the period August 1, 2020 through October 31, 2020. However, on January 10, 2020, the Company suspended its private offering of shares of its common stock until further notice.

On August 4, 2020, the Board of Directors adopted the Broadstone Net Lease, Inc. 2020 Omnibus Equity and Incentive Plan (the “Equity and Incentive Plan”), under which equity awards may be made in respect of 2,250 shares of our common stock. On August 4, 2020, the Company awarded 85 shares of restricted stock under the Equity and Incentive Plan with a grant date fair value of $6,990 which will vest over a three or four year period in accordance with the terms of the individual award agreements.

18. COVID-19 Pandemic

Since its discovery in December 2019, a novel strain of coronavirus, which causes the viral disease known as COVID-19, has spread throughout most countries of the world, including the United States. The outbreak has been declared a pandemic by the World Health Organization, and the United States Secretary of Health and Human Services has declared a public health emergency in the United States. In response to the COVID-19 pandemic, many local, state and federal governments have instituted “stay at home” or “shelter in place” rules and restrictions on the types of businesses that may continue to operate, which resulted in closure of many businesses deemed to be non-essential. Many of the Company’s tenants, in particular those who operate in the retail and restaurant industries, depend on in-person interactions with customers to generate unit-level profitability, and have been negatively impacted by the pandemic, as have businesses who supply products and services to these industries. As a result, the Company received a number of requests for rent relief and ultimately granted relief to 15 tenants whose total contractual base rents represented approximately 9.7% of the Company’s annualized contractual base rent revenues as of June 30, 2020. All rent relief requests received through June 30, 2020 have been resolved.

For all but one of the 15 tenants granted relief, the Company granted relief in the form of a partial rent deferral. For the remaining tenant, the Company agreed to a partial abatement of rent over a nine-month period with the minimum required rent payable increasing during the period, in exchange for a three-year lease term extension and an upside percentage rent clause during the abatement period. Partial rent deferrals and the abatement represented 3.0% and 1.1% of total contractual base rents due for the three months ended June 30, 2020, respectively.

The partial rent deferrals ranged between two and six months of rent, with a weighted average deferral period of 3.4 months. Repayment periods range from three months to one year, with a weighted average payback period of 5.6 months beginning in July 2020.

For partial rent deferrals expected to be repaid within a short period of time where the deferral of payments made no substantive changes to the total consideration in the original lease agreement, the amount of straight-line lease revenue recognized in the financial statements was not impacted. Deferred rents due under the agreements are recorded as Tenant and other receivables, net in the Condensed Consolidated Balance Sheets. In certain circumstances, as part of the deferral agreements, the Company negotiated lease extensions or the early exercise of tenant renewal options, resulting in cash flows under the agreements being substantially in excess of the original lease terms. The Company evaluated these agreements on a lease by lease basis, and accounted for the relief under the modification framework of ASC 842, resulting in adjustments to the amount of straight-line lease revenue that will be recorded prospectively. The Company also accounted for the partial abatement under the lease modification framework of ASC 842.

As of and for the six months ended June 30, 2020, the impact of the COVID-19 pandemic on the Company’s financial condition, and results of operations has been limited to effects of the grants of rent relief discussed above. The full extent of the pandemic on the Company’s future financial conditions, results of operations, liquidity, and ability to pay distributions will ultimately depend on certain developments, including the duration and spread of the outbreak and its impact on the Company’s tenants, all of which are uncertain and cannot be predicted.

S-X 3-14 Financial Statements of Industrial Portfolio Acquisition

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Broadstone Net Lease, Inc.

We have audited the accompanying Combined Statement of Revenues and Certain Operating Expenses of the portfolio of 23 triple-net leased industrial and office/flex properties (the “Acquired Industrial and Office Portfolio”) acquired by Broadstone Net Lease, Inc. and its wholly owned subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes (the “Historical Summary”). The properties within the Acquired Industrial and Office Portfolio are under common ownership and management.

Management’s Responsibility for the Historical Summary

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Historical Summary that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Historical Summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Historical Summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Historical Summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Acquired Industrial and Office Portfolio’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 1 of the Acquired Industrial and Office Portfolio for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1 to the Historical Summary, which describes that the accompanying Historical Summary was prepared in accordance with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended (for inclusion in the Current Report on Form 8-K/A of Broadstone Net Lease, Inc.) and is not intended to be a complete presentation of the Acquired Industrial and Office Portfolio’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Rochester, New York

October 11, 2019

Acquired Industrial and Office Portfolio

Combined Statements of Revenues and Certain Operating Expenses

For the Six Months Ended June 30, 2019 (Unaudited) and Year Ended December 31, 2018

(in thousands)

	Six Months Ended June 30, 2019 (unaudited)	Year Ended December 31, 2018
Revenues
Lease revenues	$24,706	$49,099

Certain operating expenses
Property and operating expenses	751	1,493

Total certain operating expenses	751	1,493

Revenues in excess of certain operating expenses	$23,955	$47,606

The accompanying notes are an integral part of these combined statements of revenues and certain operating expenses.

Acquired Industrial and Office Portfolio

Notes to Combined Statements of Revenues and Certain Operating Expenses

Six Months Ended June 30, 2019 (Unaudited) and Year Ended December 31, 2018

(in thousands)

1. Organization and Basis of Presentation

On August 29, 2019, Broadstone Net Lease, Inc. and its wholly owned subsidiaries (collectively, the “Company”) acquired a portfolio of 23 triple-net leased industrial and office/flex properties, comprising 6.9 million rentable square feet (unaudited), for an aggregate purchase price of approximately $735.7 million, excluding capitalized acquisition costs (the “Acquired Industrial and Office Portfolio”). The properties are located across 14 states in the continental United States, with one property located in British Columbia, Canada. The properties within the Acquired Industrial and Office Portfolio are under common ownership and management.

The accompanying Combined Statements of Revenues and Certain Operating Expenses (the “Historical Summary”) have been prepared in accordance with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, which requires certain information with respect to real estate operations to be included with certain filings with the Securities and Exchange Commission. The Historical Summary is not representative of the actual operations for the periods presented as it excludes certain historical items, such as depreciation and amortization, interest expense, amortization of above and below market leases, and other costs not directly related to the future operations of the Acquired Industrial and Office Portfolio.

The Historical Summary and notes thereto for the six months ended June 30, 2019 included in this report are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the Historical Summary have been included. Such adjustments consisted of normal recurring items. Interim results are not necessarily indicative of results for a full year.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make certain estimates and assumptions that may affect the reported amounts in the Historical Summary and related notes. Actual results may differ from those estimates.

Revenue Recognition

All of the Acquired Industrial and Office Portfolio’s leases are classified as operating leases. Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. Certain of the leases provide for rent escalation indexed to future changes in the Consumer Price Index. Lease revenue associated with such provisions is considered variable lease revenue, and is not included in the calculation of straight-line rental revenue. Such amounts are recognized as income when the amounts are determinable.

A majority of the Acquired Industrial and Office Portfolio’s properties are leased on a triple-net basis, which provides that the tenants are responsible for the payment of all property operating expenses, including, but not limited to, property taxes, maintenance, insurance, repairs, and capital costs, during the lease term. The Acquired Industrial and Office Portfolio records such expenses on a net basis. For a portion of the leases, the Acquired Industrial and Office Portfolio pays for certain expenses, such as real estate taxes and property insurance, and is subsequently reimbursed by the tenant. Such items are presented on a gross basis in the Historical Summary, meaning that amounts billed to tenants for such expenses are included in Lease revenues and amounts reimbursed by tenants are included in Property and operating expenses.

3. Leases

The following table summarizes the amounts reported as Lease revenues in the Historical Summary:

(in thousands)	Six Months Ended June 30, 2019 (unaudited)	Year Ended December 31, 2018
Revenues
Rental income from operating leases	$23,955	$47,606
Operating expenses billed to tenants	751	1,493

Total lease revenues	$24,706	$49,099

At June 30, 2019, estimated lease payments to be received under non-cancelable operating leases with tenants are as follows (unaudited):

(in thousands)
Remainder of 2019	$23,161
2020	47,171
2021	48,406
2022	49,190
2023	50,203
Thereafter	382,726

$600,857

Since lease renewal periods are exercisable at the option of the tenant, the above amounts only include future lease payments due during the initial lease terms. In addition, such amounts exclude any potential variable rent increases that are based solely on changes in the Consumer Price Index.

4. Tenant Concentrations

One lease with a single tenant, and associated with three properties, comprised 12.2% of the Acquired Industrial and Office Portfolio’s rental income from operating leases for the year ended December 31, 2018, and 12.1% (unaudited) of rental income from operating leases for the six months ended June 30, 2019.

5. Commitments and Contingencies

The Acquired Industrial and Office Portfolio is presently not subject to material litigation nor, to management’s knowledge, is any material litigation threatened against the Acquired Industrial and Office Portfolio.

6. Subsequent Events

In preparing the accompanying Historical Summary, management evaluated events and transactions that occurred through the date that the accompanying financial statements were available to be issued on October 11, 2019.

S-X 3-05 Financial Statements of Specific Operations of the Acquired Manager of Broadstone Net Lease, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Managers of Broadstone Real Estate, LLC.

We have audited the accompanying carve-out financial statements of specific operations of the Acquired Manager of Broadstone Net Lease, Inc. and subsidiaries (the “Company”), which comprise the carve-out balance sheet as of December 31, 2019, and the related carve-out statement of operations, net parent deficit, and cash flows for the year then ended and the related notes to the financial statements (the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Acquired Manager of Broadstone Net Lease, Inc. and subsidiaries as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1 to the financial statements, which describes the basis of presentation has been prepared from the separate books and records maintained by Broadstone Real Estate, LLC and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Acquired Manager of Broadstone Net Lease, Inc. and subsidiaries had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Broadstone Real Estate, LLC applicable to the Acquired Manager of Broadstone Net Lease, Inc. and subsidiaries as a whole.

/S/ DELOITTE & TOUCHE LLP

Rochester, New York

February 27, 2020

CARVE-OUT BALANCE SHEET

THE ACQUIRED MANAGER OF BROADSTONE NET LEASE, INC. AND SUBSIDIARIES

December 31, 2019
Assets
Due from Broadstone Net Lease, Inc.	$4,972
Prepaid expenses and other assets	1,123,124

Total current assets	1,128,096
Property and equipment, net	517,318

Total assets	$1,645,414

Liabilities and net parent deficit
Liabilities
Accounts payable	$22,663
Accrued payroll and bonuses	336,204
Accrued expenses and other liabilities	23,693

Total current liabilities	382,560
Interest rate swap	1,707,122
Term note, net	89,715,500

Total liabilities	91,805,182

Commitments and contingencies (Note 8)

Net parent deficit	(90,159,768)

Total liabilities and net parent deficit	$1,645,414

The accompanying notes are an integral part of these carve-out financial statements.

CARVE-OUT STATEMENT OF OPERATIONS

THE ACQUIRED MANAGER OF BROADSTONE NET LEASE, INC. AND SUBSIDIARIES

Year Ended December 31, 2019
Revenues
Revenues from Broadstone Net Lease, Inc. (see Note 4)	$43,045,580

Operating expenses
Compensation and related costs	13,259,211
General and administrative expenses	7,159,052

Total operating expenses	20,418,263

Other expenses
Interest expense	6,562,992

Net income	$16,064,325

The accompanying notes are an integral part of these carve-out financial statements.

CARVE-OUT STATEMENT OF CHANGES IN NET PARENT DEFICIT

THE ACQUIRED MANAGER OF BROADSTONE NET LEASE, INC. AND SUBSIDIARIES

Net Parent Deficit
Balance, January 1, 2019	$(99,157,634)
Net income	16,064,325
Equity-based compensation expense	1,289,902
Net transfers to parent	(8,356,361)

Balance, December 31, 2019	$(90,159,768)

The accompanying notes are an integral part of these carve-out financial statements.

CARVE-OUT STATEMENT OF CASH FLOWS

THE ACQUIRED MANAGER OF BROADSTONE NET LEASE, INC. AND SUBSIDIARIES

Year Ended December 31, 2019
Operating activities
Net income	$16,064,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	169,242
Debt related charges included in interest expense	180,000
Equity-based compensation expense	1,289,902
Fair value adjustments to interest rate swap included in interest expense	1,707,122
Changes in assets and liabilities:
Due from Broadstone Net Lease, Inc.	111,638
Prepaid expenses and other assets	(984,026)
Accounts payable	(15,595)
Accrued payroll and bonuses	(1,291,499)
Accrued expenses and other liabilities	(200,374)

Net cash provided by operating activities	17,030,735

Investing activities
Capital expenditures	(49,874)

Net cash used for investing activities	(49,874)

Financing activities
Repayments on term note	(8,624,500)
Net transfers to parent	(8,356,361)

Net cash used for financing activities	(16,980,861)

Net increase in cash	—
Cash, at beginning of year	—

Cash, at end of year	$—

Supplemental Cash Flow Disclosures
Cash paid for interest	$5,073,147

The accompanying notes are an integral part of these carve-out financial statements.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

THE ACQUIRED MANAGER OF BROADSTONE NET LEASE, INC. AND SUBSIDIARIES

1.	Business Description and Basis of Presentation

Description of Business

Broadstone Real Estate, LLC (“BRE”), was formed on September 13, 2005, as a New York limited liability company, and operated as a full-service asset manager in the real estate industry that was primarily engaged in overseeing the strategic planning, investment and financing activities for related parties and other real estate investors. As of and for the year ended December 31, 2019, BRE served as the sponsor and manager of three different entities: Broadstone Net Lease, Inc. (“BNL”), a SEC reporting company and non-traded real estate investment trust that acquires, owns, and manages primarily single-tenant, commercial real estate properties that are net leased on a long-term basis to a diversified group of tenants; Broadtree Residential, Inc. (“BTR”), a private real estate investment trust that invests in multifamily apartment communities; and Broadstone Real Estate Access Fund (“BDREX”), an investment company that is operated as a non-diversified, closed-ended interval fund and registered under the Investment Company Act of 1940, as amended.

On November 11, 2019, BRE entered into a definitive merger agreement with BNL, Broadstone Net Lease, LLC, BNL’s operating company (the “OP”), and certain other affiliates, providing for the internalization of the external management functions previously performed for BNL and the OP by BRE (the “Internalization”). On February 7, 2020, the Internalization closed pursuant to the merger agreement.

Basis of Presentation and Accounting

The accompanying carve-out financial statements consist of the specific external management functions performed by BRE for BNL and subsidiaries that are being acquired by BNL (the “Acquired Manager”). Accordingly, these accompanying carve-out financial statements consist of the acquired operations, assets and liabilities of the Acquired Manager pursuant to the Internalization. Such financial statements exclude the operations, assets and liabilities of BRE’s external management functions of BTR and BDREX, and BRE’s historic investment in BNL which are not part of the external management function performed by BRE for BNL. The assets and liabilities in the accompanying carve-out financial statements have been carved out of BRE’s books and records at their historical carrying amounts.

The accompanying carve-out financial statements have been prepared on a carve-out basis in accordance with accounting principles generally accepted in the United States (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Management believes that the accompanying carve-out financial statements appropriately represent the discrete activity of the Acquired Manager for which assets and liabilities are specifically identifiable and a reasonable basis exists to allocate those items that are not specifically identifiable to the Acquired Manager. The accompanying carve-out financial statements include an allocation of certain corporate and shared service level general and administrative expenses, compensation costs and related costs, and the associated assets and liabilities that were attributable to the Acquired Manager. The accompanying carve-out financial statements also include an allocation of interest expense related to corporate level debt that was assumed by BNL as part of the Internalization. These allocations were made on a specific identification basis where possible or by using relative percentages of headcount or other methods management considered to be a reasonable reflection of the utilization of services provided.

BRE used a centralized approach to cash management of its operations. As such, the Acquired Manager was dependent upon BRE for its working capital requirements. Accordingly, none of BRE’s cash has been included in the accompanying carve-out financial statements.

Net parent deficit, which includes accumulated deficit, represents BRE’s interest in the recorded net assets of the Acquired Manager. All significant transactions between the Acquired Manager and BRE have been included in the accompanying carve-out financial statements and are accounted for through the net parent investment account of the Acquired Manager.

Management believes the assumptions utilized in the accompanying carve-out financial statements are reasonable. However, the accompanying carve-out financial statements may not be indicative of the future performance of the Acquired Manager following Internalization, and do not necessarily reflect what the Acquired Manager’s carve-out results of operations, financial position and cash flows would have been had the Acquired Manager operated on a stand-alone basis.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of carve-out financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of revenues and expenses, during the reporting period. Significant estimates include, but are not limited to, the value of long-lived assets, the depreciable lives of property and equipment, the fair value of equity-based compensation and the determination of any uncertain tax positions. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Gains or losses upon sale or other dispositions of fixed assets are included in the accompanying Carve-Out Statement of Operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Computer and office equipment	5-7 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of lease term or asset life

Revenue Recognition

Revenues based on the related party management agreements are recognized in the period in which the services have been provided and the earnings process is complete. Based upon the new revenue recognition guidance, see Note 3, the Acquired Manager determined that services including property and asset management, acquisition, disposition, leasing and other services needed to be evaluated for each separate performance obligation included in the contract in order to determine timing of revenue recognition. Revenues from contracts within the scope of the new revenue recognition guidance were $43,045,580 for the year ended December 31, 2019. The Acquired Manager determined that property and asset management fees are recognized over time as the services are provided, whereas acquisition, disposition, leasing and other fees charged are recognized when the related transaction is completed.

Due from Broadstone Net Lease, Inc, Allowance for Doubtful Accounts

Due from Broadstone Net Lease, Inc. consists of amounts due under the asset management and property management agreements with BNL (see Note 4). Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and adjusts the allowance as it considers necessary. At December 31, 2019, there was no allowance for doubtful accounts recorded.

Debt Issuance Costs

Debt issuance costs incurred in connection with the Acquired Manager’s unsecured term note have been deferred and are being amortized over the term of the loan commitment using the straight-line method, which approximates the effective interest method, and are recorded in Term note, net on the accompanying Carve-out Balance Sheet.

The following table summarizes debt issuance costs on the accompanying Carve-out Balance Sheet at December 31, 2019:

Debt issuance costs – Term Note	$900,000
Less accumulated amortization	(240,000)

$660,000

Income Taxes

BRE is a New York limited liability company taxed as a partnership for federal and state income tax purposes and is not subject to U.S. federal income tax on taxable income generated.

BRE files U.S. federal and state income tax returns. The tax years open to examination by tax authorities include 2016, 2017, and 2018. The Acquired Manager has determined that it has no uncertain tax positions.

Derivative Instruments

The Acquired Manager has an interest rate swap agreement to manage risks related to interest rate movements on its variable-rate debt. The Acquired Manager did not designate its interest rate swap as a hedge instrument upon inception. Therefore the interest rate swap is reported at fair value with the fair value adjustments recorded to interest expense in the accompanying Carve-out Statement of Operations.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market of the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable, available-for-sale equity securities that are traded in an active exchange market.

Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are derivative contracts whose value is determined using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The balance of the financial instruments measured at fair value on a recurring basis as of December 31, 2019 are as follows:

	Total	Level 1	Level 2	Level 3
Interest rate swap, liability	$1,707,122	$—	$1,707,122	$—

Interest rate swaps are derivative instruments that have no quoted readily available Level 1 inputs, and therefore are measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy, using an income approach. Specifically, the fair value of the interest rate swap is determined using a discounted cash flow analysis on the expected future cash flows of each instrument. This analysis utilizes observable market data including yield curves and implied volatilities to determine the market’s expectation of the future cash flows of the variable component. The fixed and variable components of the interest rate swap is then discounted using calculated discount factors developed based on the overnight indexed swap (“OIS”) curve and are aggregated to arrive at a single valuation for the period. The Acquired Manager also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurement. Although the Acquired Manager has determined that the majority of the inputs used to value its interest rate swap fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest rate swap utilizes Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. At December 31, 2019, the Acquired Manager has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative position and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Acquired Manager has determined that its interest rate swap valuation in its entirety is appropriately classified within Level 2 of the fair value hierarchy.

The Acquired Manager has estimated that the carrying amount of Cash, Due from Broadstone Net Lease, Inc., Prepaid expenses and other assets, Accounts payable, Accrued payroll and bonuses, and Accrued expenses and other liabilities approximates their fair values due to their short-term nature.

The Acquired Manager’s debt approximates fair value as interest payments are variable, based on a base rate plus the London Inter-Bank Offered Rate (“LIBOR”) and the Acquired Manager’s credit profile has not changed since issuance. The carrying value of such debt, excluding debt issuance costs was $90,375,500 on the Cave-out Balance Sheet at December 31, 2019.

Equity Based Compensation

The Acquired Manager recognizes equity-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Acquired Manager measures the costs of employee services received in exchange for awards of equity instruments based on the awards’ grant date fair value. The Acquired Manager recognizes this cost over the period during which an employee is required to provide service in exchange for the award, and accounts for forfeitures as they occur. See Note 9 for additional information on equity-based compensation.

3.	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued

ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09, Revenue from Contracts with Customers, for all entities by one year. With the deferral, ASU 2014-09 was effective for annual periods beginning after December 15, 2018, with early application permitted. The Acquired Manager adopted the guidance effective January 1, 2019 on a modified retrospective basis. The adoption had no effect on the Acquired Manager’s accompanying carve-out financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets. This new guidance was required to be adopted concurrently with the amendments in ASU 2014-09. The new pronouncement added guidance for partial sales of nonfinancial assets, including real estate. In adopting ASU 2017-05, companies could use either a full retrospective or a modified retrospective approach. Upon adoption of ASU 2014-09, as discussed above, and therefore ASU 2017-05, the Acquired Manager evaluates any separate contract or performance obligation to determine proper timing of revenue recognition, as well as sales price allocation when a performance obligation is identified. The Acquired Manager adopted the guidance effective January 1, 2019 which did not have an impact on its accompanying carve-out financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provided classification guidance for eight specific topics including debt extinguishment costs, contingent consideration payments made after a business combination, and distributions received from equity method investees. ASU 2016-18 was effective, on a prospective basis, for annual periods beginning after December 15, 2018, with early adoption permitted. The Acquired Manager adopted the guidance effective January 1, 2018 which did not have an impact on its accompanying carve-out financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, under ASC 840. ASU 2016-02 requires lessees to recognize a right-of-use asset and a corresponding lease liability, initially measured at the present value of lease payments, for both operating and financing leases. For leases with a term of 12 months or less, lessees will be permitted to make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. In adopting the new guidance, companies are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The amendments were effective for annual periods beginning after December 15, 2019, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) Targeted Improvements which provides an optional transition method where an entity can initially apply the guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. An entity’s reporting for the comparative periods presented will continue to be in accordance with current GAAP (ASC 840), including the required disclosures. ASU 2016-02 is effective for the Acquired Manager on January 1, 2020. The Acquired Manager is currently assessing the impact that adoption of this guidance will have on its accompanying carve-out financial statements and footnote disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses which changes how entities measure credit losses for most financial assets. Financial assets that are measured at amortized cost will be required to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The guidance requires an entity to utilize broader information in estimating the expected credit loss, including forecasted information. In May 2019, the FASB issued ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief, which provides entities with an option to irrevocably elect the fair value option for eligible instruments upon adoption of Topic 326. ASU 2016-13 is effective for the Acquired Manager on January 1, 2020. The Acquired Manager is currently assessing the impact that adoption of this guidance will have on its accompanying carve-out financial statements and footnote disclosures.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 amends the designation and measurement guidance for qualifying hedging transactions and the presentation of hedge results in an entity’s financial statements. The new guidance removes the concept of separately measuring and reporting hedge ineffectiveness and requires a company to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Disclosure requirements will be modified to include a tabular disclosure related to the effect of hedging instruments on the income statement and eliminate the requirement to disclose the ineffective portion of the change in fair value of such instruments. ASU 2017-12 provides companies with a modified retrospective transition method. This adoption method will require a company to recognize the cumulative effect of initially applying the ASU as an adjustment to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of the fiscal year that an entity adopts the update. The amended presentation and disclosure guidance will be applied prospectively. The Acquired Manager adopted ASU 2017-12 as of January 1, 2019, however the Acquired Manager did not have any derivative or hedging instruments that were designated and adoption of this guidance did not materially impact the accompanying carve-out financial statements and footnote disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments under ASU 2018-13 remove, add, and modify certain disclosure requirements on fair value measurements in ASC 820. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Acquired Manager will adopt the guidance on a prospective basis effective January 1, 2020. The Acquired Manager does not expect adoption of this guidance to materially impact its accompanying carve-out financial statements and footnote disclosures.

In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. Currently under Topic 815, the eligible benchmark interest rates in the United States are the interest rates on direct Treasury obligations of the U.S. government (UST), the LIBOR swap rate, the OIS Rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate, which was introduced in ASU 2017-12. The amendments in ASU 2018-16 permit the use of the OIS rate based on SOFR as a benchmark interest rate for hedge accounting purposes under Topic 815. The amendments in this update are effective at the same time as ASU 2017-12 (noted above), and adoption of this guidance did not materially impact the accompanying carve-out financial statements and footnote disclosures.

4.	Related Party Transactions

Asset Management Agreement

The Acquired Manager entered into an asset management agreement (“AMA”) with BNL and the OP, pursuant to which the Acquired Manager was responsible for, among other things, BNL’s acquisition, initial leasing, and disposition strategies, financing activities, and providing support to BNL’s Independent Directors Committee (“IDC”) for its valuation functions and other duties. The Acquired Manager also nominated two individuals to serve on the Board of Directors (“BOD”) of BNL.

Under the terms of the AMA, the Acquired Manager was compensated as follows:

a.

a quarterly asset management fee equal to 0.25% of the aggregate value of common stock, based on the per share value as determined by BNL’s IDC each quarter, on a fully diluted basis as if all interests in the OP had been converted to shares of BNL’s common stock;

b.

1% of the gross purchase price paid for each rental property acquired (other than acquisitions described in “c” below), including any property contributed in exchange for membership interests in the OP;

c.

2% of the gross purchase price paid for each rental property acquired in the event that the acquisition of a rental property requires a new lease (as opposed to the assumption of an existing lease), such as a sale-leaseback transaction;

d.	1% of the gross sale price received for each rental property disposition; and

e.	1% of the Aggregate Consideration, as defined in the AMA, received in connection with a Disposition Event, as defined in the AMA.

The AMA was terminated upon completion of the Internalization. The Internalization was not considered a termination event under the AMA. Therefore, no termination fees were received from BNL as a result of the Internalization.

Property Management Agreement

The Acquired Manager entered into a property management agreement (“PMA”) with BNL and the OP, pursuant to which the Acquired Manager managed and coordinated certain aspects of the leasing of BNL’s rental property.

In exchange for services provided under the PMA, the Acquired Manager was compensated as follows:

a.	3% of gross rentals collected each month from the rental property for property management services (other than one property, which has a separate fee of 5% of gross rentals); and

b.	re-leasing fees for existing rental property equal to one month’s rent for a new lease with an existing tenant and two months’ rent for a new lease with a new tenant.

The PMA was terminated upon completion of the Internalization. The Internalization was not considered a termination event under the PMA. Therefore, no termination fees were received from BNL as a result of the Internalization.

Related Party Revenues

Management fee revenue under the AMA and PMA with BNL for the year ended December 31, 2019 are as follows:

Type of Revenue	Agreement	Amount
Management Fee Revenues
Asset management fee revenue	AMA	$21,863,338
Property management fee revenue	PMA	8,255,648

Total management fee revenue		30,118,986

Acquisition fee revenue	AMA	10,318,806
Leasing fee revenue	AMA	832,558
Disposition fee revenue	AMA	1,764,605
Re-leasing fee revenue	PMA	10,625

Total revenues from related party		$43,045,580

Related Party Lease Agreement

The Acquired Manager has a lease agreement with Clinton Asset Holding Associates, L.P. (“CAHA”), a related party in which certain members of BRE have ownership interest in CAHA. The lease agreement, which matures August 31, 2023, requires base monthly rental expense equal to $47,450 per month with annual rent escalators of 2% each January 1. Under this lease agreement, rent expense amounted to $569,394 for the year ended December 31, 2019.

The Acquired Manager is also obligated to pay a portion of the real estate taxes as additional rent and shares in the increase in operating and energy costs as well as for utilities, taxes and insurance expense.

Estimated future minimum rental payments required under the CAHA lease for the years ending December 31, are as follows:

2020	$580,782
2021	592,398
2022	604,246
2023	410,887

$2,188,313

5.	Property and Equipment

Property and equipment consisted of the following at December 31, 2019:

Computers and equipment	$424,834
Furniture and fixtures	844,798
Leasehold improvements	107,255

1,376,887
Less: Accumulated depreciation	(859,569)

Property and equipment, net	$517,318

Depreciation expense amounted to $169,242 for the year ended December 31, 2019 and is recorded in General and administrative expenses in the accompanying Carve-out Statement of Operations.

6.	Term Note

In September 2018, the Acquired Manager entered into a term loan agreement with Capital One National Association as Administrative Agent, as described below. At closing, the Acquired Manager borrowed an aggregate of $100,000,000, of which $80,000,000 was used to fund a one-time distribution to equity holders as part of a dividend recapitalization, repay a preexisting term note in full, pay transaction costs and for general corporate purposes. The remaining $20,000,000 was used to seed BRE’s investment in BDREX.

The Term note consists of the following at December 31, 2019:

Lender	Origination Date (Month/ Year)	Maturity Date (Month/ Year)	Interest Rate	Balance
Capital One National Association	Sept-18	Sept-23	5.26%	$90,375,500	(a)(b)(c)
Debt issuance costs, net				(660,000)

Term note, net				$89,715,500

(a)

The agreement is with Capital One National Association, as Administrative Agent, and Manufacturers & Traders Trust Company, Bank of Montreal Capital Markets, SunTrust Bank, and Royal Bank of Canada as participating lenders.

(b)

The interest rate is based on one-month LIBOR plus a margin ranging between 3.0% and 3.5% based on the Acquired Manager’s leverage ratio. The one-month LIBOR was 1.76% at December 31, 2019, and the Acquired Manager’s applicable rate was 3.5% based on its leverage ratio, for an all-in rate of 5.26%.

(c)	The term loan requires the Acquired Manager to comply with certain financial covenants. The Acquired Manager was in compliance with those covenants at December 31, 2019.

For the year ended December 31, 2019, $180,000 of debt issuance costs were amortized and recorded as interest expense in the accompanying Carve-out Statement of Operations.

Prepayments on the term note are permitted without prepayment penalties or yield maintenance fees. Estimated future principal payments to be made under the term note for the years ending December 31, are as follows:

2020	$5,625,000
2021	7,500,000
2022	8,125,000
2023	69,125,500

$90,375,500

7.	Interest Rate Swap

During 2019, the Acquired Manager entered into an interest rate swap agreement with a financial institution that serves as a swap counterparty in order to mitigate the impact of interest rate variability over the term of the term note described in Note 6. Under the agreement, the Acquired Manager receives monthly payments from the counterparty on the interest rate swap equal to the related variable interest rate multiplied by the outstanding notional amount. In turn, the Acquired Manager pays the counterparty an amount equal to a fixed rate multiplied by the related outstanding notional amount monthly. The intended net impact of these transactions is that the Acquired Manager pays a fixed interest rate on its variable-rate borrowings.

The following is a summary of the Acquired Manager’s outstanding interest rate swap agreement at December 31, 2019:

Counterparty	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	Fair Value
Capital One National Association	September 2023	2.505%	one-month LIBOR	$50,000,000	$(1,707,122)

Subsequent to December 31, 2019, the Acquired Manager terminated the interest rate swap agreement and settled with the counterparty for $1,936,000 (see Note 10).

8.	Commitments and Contingencies

Leasing Commitment

The Acquired Manager leases office space under various lease arrangements, which expire on various dates through 2023. As these leases expire, it can be expected that in the normal course of business, they will be renewed or replaced. Certain lease agreements contain renewal options and rent escalation provisions based on certain costs incurred under the lease.

Estimated future minimum lease payments required under non-cancelable leases for the years ending December 31, including the CAHA lease (see Note 4), are as follows:

2020	$629,344
2021	627,344
2022	604,246
2023	410,887

$2,271,821

Litigation

From time to time the Acquired Manager is a party to various legal matters incidental to the conduct of the Acquired Manager’s business. The Acquired Manager does not believe that the outcome of any of these matters will have a material adverse effect on its carve-out financial position, results of operations or liquidity.

9.	Equity-based Compensation and Benefit Plans

Equity-based compensation

In June 2015, Trident BRE, LLC (“Trident”), an affiliate of Stone Point Capital, LLC, acquired an equity investment in BRE. In connection with that transaction, on June 30, 2015, employees who were employed as of the transaction date were awarded certain vested and unvested non-voting ordinary common units with a grant date of the transaction. Employees hired after this transaction date have been awarded unvested non-voting ordinary common units, generally as of the quarter-end after reaching six months of employment with BRE.

The unvested non-voting ordinary common units for employees vest either at the time of the sale of BRE or after a requisite service period of ten years and are valued at the market value of the units on the grant date. The Acquired Manager recognizes compensation expense over the requisite service period for awards expected to vest. The compensation expense for equity-based awards are adjusted as actual forfeitures occur. Total compensation expense for equity-based awards recorded to Compensation and related costs in the accompanying Carve-out Statement of Operations was $865,242 for the year ended December 31, 2019. The Acquired Manager recorded $184,757 of forfeitures for the year ended December 31, 2019, which was recorded as an offset to Compensation and related costs in the accompanying Carve-out Statement of Operations.

Dividends paid on unvested awards are treated as an equity transaction and recorded within net parent deficit in the accompanying Carve-out Balance Sheet. Cumulative dividends in relation to forfeited awards that were previously paid are reclassed out of Net parent deficit and recognized as compensation expense within the accompanying Carve-out Statement of Operations at the time of forfeiture. For the year ended December 31, 2019, the Acquired Manager recorded $609,417 of cumulative distributions as a result of forfeitures.

A summary of the total activity under the equity-based compensation plan for the year ended December 31, 2019 is as follows:

	Number of Unvested share awards	Weighted Average Grant Price
Non-voting share awards outstanding at January 1, 2019	115,068	$112.14
Granted	16,009	124.18
Vested	—	—
Forfeited	(7,555)	111.48

Total unvested, non-voting share awards outstanding at December 31, 2019	123,522	$113.74

The total fair value of shares vested during the year ended December 31, 2019 was $0. At December 31, 2019, the unamortized value of previously issued share awards was approximately $9,830,000, which is expected to be amortized over a weighted average period of 6.93 years.

The activity under the equity-based compensation plan presented in the table above, the unamortized value and weighted average amortization period are not presented on a carve-out basis. The plan in place is for BRE and were allocated to the Acquired Manager, which did not operate as a separate legal entity during the year ended December 31, 2019.

At the time of the Internalization, the unvested non-voting ordinary common units under the equity-based compensation plan fully vested. See Note 10.

401(k) Retirement Plan

The Acquired Manager sponsors a 401(k)-retirement plan which covers substantially all of its employees. The plan allows for employees’ salary deferrals under Section 401(k) of the Internal Revenue Code. Discretionary matching contributions are at a rate of 75% of the first 4% of employee contributions up to 3% of eligible compensation. The Acquired Manager made discretionary matching contributions of $263,689 for the year ended December 31, 2019, recorded in compensation and related costs in the accompanying Carve-out Statement of Operations.

10.	Subsequent Events

The Acquired Manager has evaluated subsequent events through February 27, 2020, which is the date the accompanying carve-out financial statements were available to be issued.

On January 7, 2020, the Acquired Manager terminated and settled the interest rate swap agreement with Capital One National Association for $1,936,000 (see Note 7).

On February 7, 2020, the Internalization was completed pursuant to the merger agreement between BRE, BNL and the OP (see Note 1). As a result of the Internalization, the unvested non-voting ordinary common units under the equity-based compensation plan fully vested and the total unamortized value was recorded as compensation expense for BRE (see Note 9)

BROADSTONE
NET LEASE, INC.

IU Health Physicians
TACO BELL
verizon
TRACTOR SUPPLY CO

Broadstone Net Lease, Inc.

33,500,000 Shares of Class A Common Stock

PROSPECTUS

Joint Book-Running Managers

J.P. Morgan

Goldman Sachs & Co. LLC

BMO Capital Markets

Morgan Stanley

Capital One Securities

Truist Securities

Co-Managers

Regions Securities LLC

BTIG

KeyBanc Capital Markets

Ramirez & Co., Inc.

Through and including October 11, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.